Exhibit 99.1 Complete Financial Statements in IFRS December 31, 2018 Itaú Unibanco Holding S.A. www.itau.com.br/investor-relationsExhibit 99.1 Complete Financial Statements in IFRS December 31, 2018 Itaú Unibanco Holding S.A. www.itau.com.br/investor-relations

www.pwc.com.br (A free translation of the provision in Portuguese) Itaú Unibanco Holding S.A. Consolidated financial statements at December 31, 2018 and independent auditor's report www.pwc.com.br (A free translation of the provision in Portuguese) Itaú Unibanco Holding S.A. Consolidated financial statements at December 31, 2018 and independent auditor's report

(A free translation of the provision in Portuguese) Independent auditor's report on the consolidated financial statements To the Board of Directors and Stockholders Itaú Unibanco Holding S.A. Opinion We have audited the accompanying consolidated financial statements of Itaú Unibanco Holding S.A. ( Bank ) and its subsidiaries, which comprise the consolidated balance sheet as at December 31, 2018 and the consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for the year then ended, and notes to the financial statements, including a summary of significant accounting policies. In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Bank and its subsidiaries as at December 31, 2018, and the consolidated financial performance and cash flows for the year then ended, in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Basis for opinion We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Bank and its subsidiaries in accordance with the ethical requirements established in the Code of Professional Ethics and Professional Standards issued by the Brazilian Federal Accounting Council, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion. Key Audit Matters Key Audit Matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the Matters current year. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, Why it is a and we do not provide a separate opinion on these matters. Key Audit Matter Our audit for the year ended December 31, 2018 was planned and executed How the considering that the operations of the Bank did not present significant matter was modifications in relation to the previous year. In this context, the Key Audit addressed Matters, as well as our audit approach, have remained substantially in line with those of the previous year, except for the inclusion of key audit matter related to the adoption of IFRS 9, Financial Instruments . PricewaterhouseCoopers, Av. Francisco Matarazzo 1400, Torre Torino, São Paulo, SP, Brasil, 05001-903, Caixa Postal 61005, T: +55 (11) 3674 2000, www.pwc.com.br(A free translation of the provision in Portuguese) Independent auditor's report on the consolidated financial statements To the Board of Directors and Stockholders Itaú Unibanco Holding S.A. Opinion We have audited the accompanying consolidated financial statements of Itaú Unibanco Holding S.A. ( Bank ) and its subsidiaries, which comprise the consolidated balance sheet as at December 31, 2018 and the consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for the year then ended, and notes to the financial statements, including a summary of significant accounting policies. In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Bank and its subsidiaries as at December 31, 2018, and the consolidated financial performance and cash flows for the year then ended, in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Basis for opinion We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Bank and its subsidiaries in accordance with the ethical requirements established in the Code of Professional Ethics and Professional Standards issued by the Brazilian Federal Accounting Council, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion. Key Audit Matters Key Audit Matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the Matters current year. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, Why it is a and we do not provide a separate opinion on these matters. Key Audit Matter Our audit for the year ended December 31, 2018 was planned and executed How the considering that the operations of the Bank did not present significant matter was modifications in relation to the previous year. In this context, the Key Audit addressed Matters, as well as our audit approach, have remained substantially in line with those of the previous year, except for the inclusion of key audit matter related to the adoption of IFRS 9, Financial Instruments . PricewaterhouseCoopers, Av. Francisco Matarazzo 1400, Torre Torino, São Paulo, SP, Brasil, 05001-903, Caixa Postal 61005, T: +55 (11) 3674 2000, www.pwc.com.br

Itaú Unibanco Holding S.A. Why it is a key audit matter How the matter was addressed in the audit IFRS 9, Financial Instruments (Notes 2.2(a), 2.3(c), 2.3(h), 2.4(d), 5 to 10 and 12) IFRS 9 became effective in January 2018. Itaú We obtained an understanding of the process that Unibanco Holding S.A. adopted the standard the Bank established to analyze, assess, and retrospectively in order to allow the comparability implement IFRS 9. We also carried out certain of balances. IFRS 9 replaces IAS 39 - Financial audit procedures, with the support of our Instruments and presents changes regarding the specialists, concerning the compliance classification and measurement of financial assets with IFRS 9. and financial liabilities, the impairment Regarding the impairment methodology, we methodology, and the hedge accounting. performed audit procedures related to the: (i) analysis of management's accounting policies in The main changes resulting from the adoption of comparison with IFRS 9 requirements; (ii) the IFRS 9 by Itaú Unibanco Holding S.A. are related understanding and testing of controls related to to: (i) the change in the criteria for recognition of the measurement of the provision for expected the allowance for loan and lease losses from loss which includes data, models and incurred loss to expected loss; and (ii) the assumptions adopted by management; (iii) tests revision in the classification and measurement of on the models, including their approval and financial assets and financial liabilities criteria, as validation of assumptions adopted to determine detailed in Note 2.2. The Bank will continue to the estimated losses and recoveries. Furthermore, apply the hedge accounting requirements we tested the guarantees, the projected cash established by IAS 39, as allowed by IFRS 9. flows, the credit renegotiations, the counterparty's risk assessment, the payment In our audit, the provision for expected loss was delays, and other aspects that could result in a an area of focus because it requires that significant increase of the credit risk, as well as management apply judgment to classify the the classification of operations in their proper credits in the stages as established by IFRS 9 - stages, pursuant to IFRS 9; (iv) tests on inputs to Financial Instruments and to determine the models and, when available, we compared data necessary provision by applying methodology and and assumptions with market information; processes that comprise several assumptions, and (v) analysis over Management's disclosures in including the financial position of the related the financial statements in order to comply with counterparty, the expected future cash flows, the IFRS 7 and IFRS 9. estimated recoverable amounts, and the realization of the guarantees. We consider that the criteria and assumptions adopted by Management, including the adoption The classification and measurement of financial of IFRS 9, to determine the provision for assets pursuant to IFRS 9 (Note 2.4) is now expected loss are appropriate and consistent, carried out based on businesses models and in the in all material respects, in the context of the features of the related cash flows (Solely Payment financial statements. of Principal and Interest Test - SPPI Test). In relation to the classification and measurement The financial instruments classified as fair value of financial assets and financial liabilities, we through profit or loss include operations with low highlight certain audit procedures: liquidity and no active market, which are substantially comprised of securities issued by (i) Analysis of management's accounting policies companies and by derivative contracts. The in comparison with IFRS 9 requirements. measurement of the fair value of these financial instruments involves subjectivity, since it (ii) Understanding and testing of Management's depends on valuation techniques performed process to assess the business models applied based on internal models that involve and the contractual cash flows that are the management assumptions in order for them to basis for the Solely Payment of Principal be valued. and Interest Test - SPPI Test . Itaú Unibanco Holding S.A. Why it is a key audit matter How the matter was addressed in the audit IFRS 9, Financial Instruments (Notes 2.2(a), 2.3(c), 2.3(h), 2.4(d), 5 to 10 and 12) IFRS 9 became effective in January 2018. Itaú We obtained an understanding of the process that Unibanco Holding S.A. adopted the standard the Bank established to analyze, assess, and retrospectively in order to allow the comparability implement IFRS 9. We also carried out certain of balances. IFRS 9 replaces IAS 39 - Financial audit procedures, with the support of our Instruments and presents changes regarding the specialists, concerning the compliance classification and measurement of financial assets with IFRS 9. and financial liabilities, the impairment Regarding the impairment methodology, we methodology, and the hedge accounting. performed audit procedures related to the: (i) analysis of management's accounting policies in The main changes resulting from the adoption of comparison with IFRS 9 requirements; (ii) the IFRS 9 by Itaú Unibanco Holding S.A. are related understanding and testing of controls related to to: (i) the change in the criteria for recognition of the measurement of the provision for expected the allowance for loan and lease losses from loss which includes data, models and incurred loss to expected loss; and (ii) the assumptions adopted by management; (iii) tests revision in the classification and measurement of on the models, including their approval and financial assets and financial liabilities criteria, as validation of assumptions adopted to determine detailed in Note 2.2. The Bank will continue to the estimated losses and recoveries. Furthermore, apply the hedge accounting requirements we tested the guarantees, the projected cash established by IAS 39, as allowed by IFRS 9. flows, the credit renegotiations, the counterparty's risk assessment, the payment In our audit, the provision for expected loss was delays, and other aspects that could result in a an area of focus because it requires that significant increase of the credit risk, as well as management apply judgment to classify the the classification of operations in their proper credits in the stages as established by IFRS 9 - stages, pursuant to IFRS 9; (iv) tests on inputs to Financial Instruments and to determine the models and, when available, we compared data necessary provision by applying methodology and and assumptions with market information; processes that comprise several assumptions, and (v) analysis over Management's disclosures in including the financial position of the related the financial statements in order to comply with counterparty, the expected future cash flows, the IFRS 7 and IFRS 9. estimated recoverable amounts, and the realization of the guarantees. We consider that the criteria and assumptions adopted by Management, including the adoption The classification and measurement of financial of IFRS 9, to determine the provision for assets pursuant to IFRS 9 (Note 2.4) is now expected loss are appropriate and consistent, carried out based on businesses models and in the in all material respects, in the context of the features of the related cash flows (Solely Payment financial statements. of Principal and Interest Test - SPPI Test). In relation to the classification and measurement The financial instruments classified as fair value of financial assets and financial liabilities, we through profit or loss include operations with low highlight certain audit procedures: liquidity and no active market, which are substantially comprised of securities issued by (i) Analysis of management's accounting policies companies and by derivative contracts. The in comparison with IFRS 9 requirements. measurement of the fair value of these financial instruments involves subjectivity, since it (ii) Understanding and testing of Management's depends on valuation techniques performed process to assess the business models applied based on internal models that involve and the contractual cash flows that are the management assumptions in order for them to basis for the Solely Payment of Principal be valued. and Interest Test - SPPI Test .

Itaú Unibanco Holding S.A. Why it is a key audit matter How the matter was addressed in the audit These matters were also focus of our audit in light (iii) We updated our understanding of the of the above mentioned context. valuation methodology used for these financial instruments and the assumptions used by management by comparing them with independent methodologies and assumptions. We performed, on a sample basis, the valuation of certain operations and compared the assumptions and methodologies used by management with our knowledge of the commonly used valuation practices, and we analyzed the consistency of such methodologies with those applied in prior periods. We believe that the criteria and assumptions adopted by Management to measure the fair value of these financial instruments and derivatives are appropriate and consistent with the disclosures in the accompanying notes. We also consider that the IFRS 9 requirements have been applied in the context of the relevance of the financial statements. Information technology environment Itaú Unibanco Holding S.A. and its subsidiaries As part of our audit procedures, with the support rely on their technology structure to process their of our specialists, we assessed the information operations and prepare their financial statements. technology environment, including the Technology represents a fundamental aspect on automated controls of the application systems the evolution of the Bank's business and, over the that are significant for the preparation of the last years, significant short and long-term financial statements. investments have been made in the information technology systems and processes. In addition, we performed procedures that involved combining relevant control tests and, Due to the history of acquisitions and size of the when necessary, tests of compensating controls, operations of the Bank, the technology structure as well as the performance of tests related to the is comprised of more than one technology information security, including the access environment with different processes and management control and the segregation segregated controls. of duties. The lack of adequacy of the general controls of the The audit procedures applied resulted in technology environment and of the controls that appropriate evidence that was considered in depend on technology systems may result in the determining the nature, timing and extent of incorrect processing of critical information used other audit procedures. We believe that the to prepare the financial statements, as well as processes and controls of the information risks related to information security and technology environment have provided a cybersecurity. Accordingly, this continued as an satisfactory basis to be used in the results of our area of focus in our audit. audit of the financial statements. Itaú Unibanco Holding S.A. Why it is a key audit matter How the matter was addressed in the audit These matters were also focus of our audit in light (iii) We updated our understanding of the of the above mentioned context. valuation methodology used for these financial instruments and the assumptions used by management by comparing them with independent methodologies and assumptions. We performed, on a sample basis, the valuation of certain operations and compared the assumptions and methodologies used by management with our knowledge of the commonly used valuation practices, and we analyzed the consistency of such methodologies with those applied in prior periods. We believe that the criteria and assumptions adopted by Management to measure the fair value of these financial instruments and derivatives are appropriate and consistent with the disclosures in the accompanying notes. We also consider that the IFRS 9 requirements have been applied in the context of the relevance of the financial statements. Information technology environment Itaú Unibanco Holding S.A. and its subsidiaries As part of our audit procedures, with the support rely on their technology structure to process their of our specialists, we assessed the information operations and prepare their financial statements. technology environment, including the Technology represents a fundamental aspect on automated controls of the application systems the evolution of the Bank's business and, over the that are significant for the preparation of the last years, significant short and long-term financial statements. investments have been made in the information technology systems and processes. In addition, we performed procedures that involved combining relevant control tests and, Due to the history of acquisitions and size of the when necessary, tests of compensating controls, operations of the Bank, the technology structure as well as the performance of tests related to the is comprised of more than one technology information security, including the access environment with different processes and management control and the segregation segregated controls. of duties. The lack of adequacy of the general controls of the The audit procedures applied resulted in technology environment and of the controls that appropriate evidence that was considered in depend on technology systems may result in the determining the nature, timing and extent of incorrect processing of critical information used other audit procedures. We believe that the to prepare the financial statements, as well as processes and controls of the information risks related to information security and technology environment have provided a cybersecurity. Accordingly, this continued as an satisfactory basis to be used in the results of our area of focus in our audit. audit of the financial statements.

Itaú Unibanco Holding S.A. Why it is a key audit matter How the matter was addressed in the audit Recoverability and measurement of Tax credit (Notes 2.3(g) and 24(b)) The tax credit arising from temporary differences We confirmed our understanding and tested the and income tax and social contribution losses is design and the effectiveness of the main controls recorded to the extent management considers established by management to calculate the probable that the Bank and its subsidiaries will deferred tax assets and the recording of such generate future taxable profit. The projection of credits in accordance with the accounting the future taxable profit takes into account a standards, including the necessity of analyzing number of subjective assumptions established the perspectives for the realization of these assets by management. via projections of future taxable profit. We considered this an area of focus in our audit We tested the design and the effectiveness of the again, since the amounts involved are relevant main controls over the respective disclosures. We and because using different assumptions in the also compared the critical assumptions used for projection of the future taxable profit could projecting future results with macroeconomic materially modify the expected periods for information disclosed by the market and with the realization of tax assets, thus affecting the historical data in order to support the consistency accounting records. of these estimates. With the support of our specialists in the tax area, we performed tests on the nature and amounts of the temporary differences, fiscal losses and negative bases of social contribution, subject to future tax deduction. We believe that the assumptions adopted by Management in the determination and recording of tax credits are appropriate and consistent with the disclosures in the accompanying notes. Realization of goodwill (Notes 2.3(b), 2.4(aiii) and 3) The balances of intangible assets are tested We confirmed our understanding and tested the semiannually for impairment. These tests involve design and effectiveness of the main controls estimates and significant judgment, including the established, including the analysis of the critical identification of cash-generation units. The judgment and assumptions used by management. determination of expected cash flows and the risk-adjusted interest rate for each cash- With the support of our specialists, we tested generating unit or group of cash-generating units management´s projections and assumptions used requires that management apply judgment to test the recoverable amount of intangible and estimates. assets, focusing on the most representative cases, such as intangible assets arising from the We continued focusing on this area in our audit acquisition of Itaú Corpbanca, in order to because: (i) it involves the projection of future corroborate the reasonableness of these results, for which using different assumptions realization estimates. may significantly modify the perspective of realization of these assets and the possible need We believe that the assumptions adopted by to account for impairment, with consequent Management to evaluate the realization of impact on the financial statements; and (ii) of the intangible assets are reasonable considering the relevance of intangible assets arising from the available observable and internal data, as well as acquisition of Itaú Corpbanca. the disclosures in the notes to the financial Itaú Unibanco Holding S.A. Why it is a key audit matter How the matter was addressed in the audit Recoverability and measurement of Tax credit (Notes 2.3(g) and 24(b)) The tax credit arising from temporary differences We confirmed our understanding and tested the and income tax and social contribution losses is design and the effectiveness of the main controls recorded to the extent management considers established by management to calculate the probable that the Bank and its subsidiaries will deferred tax assets and the recording of such generate future taxable profit. The projection of credits in accordance with the accounting the future taxable profit takes into account a standards, including the necessity of analyzing number of subjective assumptions established the perspectives for the realization of these assets by management. via projections of future taxable profit. We considered this an area of focus in our audit We tested the design and the effectiveness of the again, since the amounts involved are relevant main controls over the respective disclosures. We and because using different assumptions in the also compared the critical assumptions used for projection of the future taxable profit could projecting future results with macroeconomic materially modify the expected periods for information disclosed by the market and with the realization of tax assets, thus affecting the historical data in order to support the consistency accounting records. of these estimates. With the support of our specialists in the tax area, we performed tests on the nature and amounts of the temporary differences, fiscal losses and negative bases of social contribution, subject to future tax deduction. We believe that the assumptions adopted by Management in the determination and recording of tax credits are appropriate and consistent with the disclosures in the accompanying notes. Realization of goodwill (Notes 2.3(b), 2.4(aiii) and 3) The balances of intangible assets are tested We confirmed our understanding and tested the semiannually for impairment. These tests involve design and effectiveness of the main controls estimates and significant judgment, including the established, including the analysis of the critical identification of cash-generation units. The judgment and assumptions used by management. determination of expected cash flows and the risk-adjusted interest rate for each cash- With the support of our specialists, we tested generating unit or group of cash-generating units management´s projections and assumptions used requires that management apply judgment to test the recoverable amount of intangible and estimates. assets, focusing on the most representative cases, such as intangible assets arising from the We continued focusing on this area in our audit acquisition of Itaú Corpbanca, in order to because: (i) it involves the projection of future corroborate the reasonableness of these results, for which using different assumptions realization estimates. may significantly modify the perspective of realization of these assets and the possible need We believe that the assumptions adopted by to account for impairment, with consequent Management to evaluate the realization of impact on the financial statements; and (ii) of the intangible assets are reasonable considering the relevance of intangible assets arising from the available observable and internal data, as well as acquisition of Itaú Corpbanca. the disclosures in the notes to the financial

Itaú Unibanco Holding S.A. Why it is a key audit matter How the matter was addressed in the audit statements are consistent with the information obtained. Provision for contingent liabilities (Notes 2.3(j), 2.4(o) and 29) The Bank and its subsidiaries have contingent We confirmed our understanding and tested the liabilities mainly arising from judicial and design and the effectiveness of the main controls administrative proceedings, which are inherent used to identify, assess, monitor, measure, record, to the normal course of their business, filed by and disclose the provision for contingent third parties, former employees, and public liabilities, including the totality and the integrity agencies, involving civil, labor, tax, and social of the database. security matters. Civil and labor proceedings are divided on a In general, the settlement of these proceedings group basis and on an individualized basis. takes a long time and involves not only Proceedings considered under a group basis are discussions on the matter itself, but also complex quantified based on internal models and are aspects, depending on the applicable legislation. revalued considering the court decisions on the related matters. Regarding the individualized In certain situations, the legislation allows proceedings, the calculation is made periodically taxpayers to settle certain tax proceedings in based on the determination of the amount of the advance by decreasing or eliminating related request and on the likelihood of loss, which is interest rates and fines. Civil and labor legislation estimated according to the characteristics, in fact also permits that agreements are made to settle or in law, related to each proceeding in particular. proceedings in advance. We tested the models used to quantify judicial In addition, in 2017, a labor reform was approved proceedings of civil and labor nature and an agreement instrument for the termination considered on a group basis. We had the of civil legal proceedings related to economic support of our specialists in the labor, legal, plans was signed. During the current year, and fiscal areas, according to the nature of each proceeding, when assessing the risk of these management started the process of signing agreements related to economic plans with customers and individualized proceedings. consequently the payment of resources. In addition, we performed test-based It should be noted that, among other things, the confirmation procedures with both internal and external lawyers responsible for the proceedings. aspects used to establish the likelihood of a loss attributed to each proceeding are subjective and the evolution of the jurisprudence over We considered that the criteria and assumptions adopted by management for determining the certain litigations are not always uniform. provision for contingent liabilities, as well as the information disclosed in the financial statements, In this context, we continued to focus on this area are appropriate. in our audit. Other matters Statement of value added The consolidated statement of value added for the year ended December 31, 2018, prepared under the responsibility of the Bank's management and presented as supplementary information for IFRS purposes, was submitted to audit procedures performed in conjunction with the audit of the Bank's financial statements. For the purposes of forming our opinion, we evaluated whether this statement is Itaú Unibanco Holding S.A. Why it is a key audit matter How the matter was addressed in the audit statements are consistent with the information obtained. Provision for contingent liabilities (Notes 2.3(j), 2.4(o) and 29) The Bank and its subsidiaries have contingent We confirmed our understanding and tested the liabilities mainly arising from judicial and design and the effectiveness of the main controls administrative proceedings, which are inherent used to identify, assess, monitor, measure, record, to the normal course of their business, filed by and disclose the provision for contingent third parties, former employees, and public liabilities, including the totality and the integrity agencies, involving civil, labor, tax, and social of the database. security matters. Civil and labor proceedings are divided on a In general, the settlement of these proceedings group basis and on an individualized basis. takes a long time and involves not only Proceedings considered under a group basis are discussions on the matter itself, but also complex quantified based on internal models and are aspects, depending on the applicable legislation. revalued considering the court decisions on the related matters. Regarding the individualized In certain situations, the legislation allows proceedings, the calculation is made periodically taxpayers to settle certain tax proceedings in based on the determination of the amount of the advance by decreasing or eliminating related request and on the likelihood of loss, which is interest rates and fines. Civil and labor legislation estimated according to the characteristics, in fact also permits that agreements are made to settle or in law, related to each proceeding in particular. proceedings in advance. We tested the models used to quantify judicial In addition, in 2017, a labor reform was approved proceedings of civil and labor nature and an agreement instrument for the termination considered on a group basis. We had the of civil legal proceedings related to economic support of our specialists in the labor, legal, plans was signed. During the current year, and fiscal areas, according to the nature of each proceeding, when assessing the risk of these management started the process of signing agreements related to economic plans with customers and individualized proceedings. consequently the payment of resources. In addition, we performed test-based It should be noted that, among other things, the confirmation procedures with both internal and external lawyers responsible for the proceedings. aspects used to establish the likelihood of a loss attributed to each proceeding are subjective and the evolution of the jurisprudence over We considered that the criteria and assumptions adopted by management for determining the certain litigations are not always uniform. provision for contingent liabilities, as well as the information disclosed in the financial statements, In this context, we continued to focus on this area are appropriate. in our audit. Other matters Statement of value added The consolidated statement of value added for the year ended December 31, 2018, prepared under the responsibility of the Bank's management and presented as supplementary information for IFRS purposes, was submitted to audit procedures performed in conjunction with the audit of the Bank's financial statements. For the purposes of forming our opinion, we evaluated whether this statement is

Itaú Unibanco Holding S.A. reconciled with the financial statements and accounting records, as applicable, and if its form and content are in accordance with the criteria defined in Technical Pronouncement CPC 09 - Statement of Added Value . In our opinion, this statement of value added has been properly prepared, in all material respects, in accordance with the criteria established in the Technical Pronouncement and is consistent with the financial statements taken as a whole. Other information accompanying the financial statements and the auditor's report The Bank's management is responsible for the other information that comprises the Management Report. Our opinion on the financial statements does not cover the Management Report, and we do not express any form of audit conclusion thereon. In connection with the audit of the financial statements, our responsibility is to read the Management Report and, in doing so, consider whether this report is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement in the Management Report, we are required to report that fact. We have nothing to report in this regard. Responsibilities of management and those charged with governance for the consolidated financial statements Management is responsible for the preparation and fair presentation of the financial statements in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is responsible for assessing the Bank's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Consolidated or to cease operations, or has no realistic alternative but to do so. Those charged with governance are responsible for overseeing the Bank's and its subsidiaries financial reporting process. Auditor's responsibilities for the audit of consolidated financial statements Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements. As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also: Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Itaú Unibanco Holding S.A. reconciled with the financial statements and accounting records, as applicable, and if its form and content are in accordance with the criteria defined in Technical Pronouncement CPC 09 - Statement of Added Value . In our opinion, this statement of value added has been properly prepared, in all material respects, in accordance with the criteria established in the Technical Pronouncement and is consistent with the financial statements taken as a whole. Other information accompanying the financial statements and the auditor's report The Bank's management is responsible for the other information that comprises the Management Report. Our opinion on the financial statements does not cover the Management Report, and we do not express any form of audit conclusion thereon. In connection with the audit of the financial statements, our responsibility is to read the Management Report and, in doing so, consider whether this report is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement in the Management Report, we are required to report that fact. We have nothing to report in this regard. Responsibilities of management and those charged with governance for the consolidated financial statements Management is responsible for the preparation and fair presentation of the financial statements in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is responsible for assessing the Bank's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Consolidated or to cease operations, or has no realistic alternative but to do so. Those charged with governance are responsible for overseeing the Bank's and its subsidiaries financial reporting process. Auditor's responsibilities for the audit of consolidated financial statements Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements. As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also: Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

Itaú Unibanco Holding S.A. Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Bank and its subsidiaries. Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management. Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Bank to cease to continue as a going concern. Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether these consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation. Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion. We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards. From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current year and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication. São Paulo, February 4, 2019 PricewaterhouseCoopers Auditores Independentes CRC 2SP000160/O-5 Washington Luiz Pereira Cavalcanti Contador CRC 1SP172940/O-6 Itaú Unibanco Holding S.A. Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Bank and its subsidiaries. Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management. Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Bank to cease to continue as a going concern. Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether these consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation. Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion. We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards. From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current year and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication. São Paulo, February 4, 2019 PricewaterhouseCoopers Auditores Independentes CRC 2SP000160/O-5 Washington Luiz Pereira Cavalcanti Contador CRC 1SP172940/O-6

Management Report Dear reader, Year 2018 th In 2018 we celebrated the 10 anniversary of the merger between Itaú and Unibanco, adding a new chapter to our 94-year history, and which has hoisted us to the position of Latin America’s largest private bank. Before their paths crossed, both institutions already enjoyed solid track records dating from the first half of the XX century. Our story begins in 1924, when the banking section of Casa Moreira 1924 Salles started its operations in Minas Gerais, later becoming União dos Casa Moreira Salles in Bancos Brasileiros and widely known as Unibanco. Minas Gerais The other pillar of our history began with the creation of Banco Central de Crédito in 1943 in the city of São Paulo. Before the early decades of its life had ended, mergers resulted in the creation of Banco Itaú América and the resulting consolidation of the Itaú brand. The volatility of the context in which we find ourselves, especially the 1943 Brazilian economy, has contributed to increasing our ability to manage Banco Central de Crédito risks, get uses to scenarios of uncertainty and adapt rapidly to changes. in São Paulo The merger between Itaú and Unibanco merger was considered the largest deal in the country’s history, especially bearing in mind the difficult moment we experienced in 2008, when the world witnessed a serious financial crisis on the international market. In spite of this context, we learned from our customers, evolved and 2008 created an organization capable of expanding its operations overseas. Merger between Itaú and Unibanco The result was a new bank with the vocation and ability to foster people’s power of transformation. Ten years later, our market value at December 31, 2018 was R$342.0 billion, three times greater than the sum total of the two organizations in 2008. This transaction is not the end of the history of two great banks. Rather Closure of it is the starting point of an endeavor especially focused on our capital customers, employees and on the use of the best digital tools to make it Retail - Brazil easier to use our products. As part of the merger consolidation process and the construction of Itaú Unibanco, in 2012 we adopted the business model focused on value creation, which takes into account not only our operational and financial expenses, but also the cost of capital allocated to each Acquisition of a minority business line in an effort to achieve proper remuneration. This has interest in: meant that our operations are now dedicated to businesses that effectively create shareholder value, stipulating the minimum return required for our operations. 2018 12Management Report Dear reader, Year 2018 th In 2018 we celebrated the 10 anniversary of the merger between Itaú and Unibanco, adding a new chapter to our 94-year history, and which has hoisted us to the position of Latin America’s largest private bank. Before their paths crossed, both institutions already enjoyed solid track records dating from the first half of the XX century. Our story begins in 1924, when the banking section of Casa Moreira 1924 Salles started its operations in Minas Gerais, later becoming União dos Casa Moreira Salles in Bancos Brasileiros and widely known as Unibanco. Minas Gerais The other pillar of our history began with the creation of Banco Central de Crédito in 1943 in the city of São Paulo. Before the early decades of its life had ended, mergers resulted in the creation of Banco Itaú América and the resulting consolidation of the Itaú brand. The volatility of the context in which we find ourselves, especially the 1943 Brazilian economy, has contributed to increasing our ability to manage Banco Central de Crédito risks, get uses to scenarios of uncertainty and adapt rapidly to changes. in São Paulo The merger between Itaú and Unibanco merger was considered the largest deal in the country’s history, especially bearing in mind the difficult moment we experienced in 2008, when the world witnessed a serious financial crisis on the international market. In spite of this context, we learned from our customers, evolved and 2008 created an organization capable of expanding its operations overseas. Merger between Itaú and Unibanco The result was a new bank with the vocation and ability to foster people’s power of transformation. Ten years later, our market value at December 31, 2018 was R$342.0 billion, three times greater than the sum total of the two organizations in 2008. This transaction is not the end of the history of two great banks. Rather Closure of it is the starting point of an endeavor especially focused on our capital customers, employees and on the use of the best digital tools to make it Retail - Brazil easier to use our products. As part of the merger consolidation process and the construction of Itaú Unibanco, in 2012 we adopted the business model focused on value creation, which takes into account not only our operational and financial expenses, but also the cost of capital allocated to each Acquisition of a minority business line in an effort to achieve proper remuneration. This has interest in: meant that our operations are now dedicated to businesses that effectively create shareholder value, stipulating the minimum return required for our operations. 2018 12

At the time of the merger there were clear signs that Brazil’s economy was running out of steam. We reacted to the adverse scenario with a policy based on three pillars. As a result, we have tripled the value creation since 2012, jumping from R$ 3.1 billion, to R$ 9.2 billion. Review of the business model Defining Focus on Control of costs risk appetite services and efficiency The risk appetite establishes Our focus on Services and We are constantly striving to the types and levels of risk Insurance products (insurance, improve efficiency and obtain acceptable to the bank within pension plans and savings productivity gains in our which management seeks to bonds) is due to the fact that operations, as we see that there maximize the value creation. they are less susceptible to are always opportunities to The underlying Risk economic cycles. This means improve control of our costs. Management Principles are: that the performance of its Sustainability and Customer results is more predictable. In Satisfaction, Risk Culture, Risk addition, services require lower Pricing, Diversification, capital allocations. Operational Excellence and Ethics and respect for regulations. Always seeking to maximize the value creation for stakeholders (considers managerial information based on BRGAAP) Portfolio of Payroll and Risk-Adjusted 9.2 Mortgage Value efficiency ratio Creation x (in R$ billions) Vehicles (in R$ billions) 3x 9.3 88.7 31.6 3.1 5.6 73.1% 61.2% 0.9 51.2 -1.0 -1.6 15.9 -0.9 2012 2018 2012 2018 2012 2018 Credit Services and Insurance Other 13At the time of the merger there were clear signs that Brazil’s economy was running out of steam. We reacted to the adverse scenario with a policy based on three pillars. As a result, we have tripled the value creation since 2012, jumping from R$ 3.1 billion, to R$ 9.2 billion. Review of the business model Defining Focus on Control of costs risk appetite services and efficiency The risk appetite establishes Our focus on Services and We are constantly striving to the types and levels of risk Insurance products (insurance, improve efficiency and obtain acceptable to the bank within pension plans and savings productivity gains in our which management seeks to bonds) is due to the fact that operations, as we see that there maximize the value creation. they are less susceptible to are always opportunities to The underlying Risk economic cycles. This means improve control of our costs. Management Principles are: that the performance of its Sustainability and Customer results is more predictable. In Satisfaction, Risk Culture, Risk addition, services require lower Pricing, Diversification, capital allocations. Operational Excellence and Ethics and respect for regulations. Always seeking to maximize the value creation for stakeholders (considers managerial information based on BRGAAP) Portfolio of Payroll and Risk-Adjusted 9.2 Mortgage Value efficiency ratio Creation x (in R$ billions) Vehicles (in R$ billions) 3x 9.3 88.7 31.6 3.1 5.6 73.1% 61.2% 0.9 51.2 -1.0 -1.6 15.9 -0.9 2012 2018 2012 2018 2012 2018 Credit Services and Insurance Other 13

Following the change of strategy in 2012, we prepared ourselves for the expected transformations in the Brazilian credit that have come to pass. However, we are living in times of exponential transformations, when information is being transmitted more quickly, to a larger number of people and with a greater frequency. These constant transformations affect us in five ways: . Competitive environment: new companies such as fintechs are popping up every moment. They focus on a specific product in they strive for excellence, competing with us for customers. which . Regulatory environment: the changes in the competitive environment are leading to reviews of regulations, which is not an exclusively Brazilian phenomenon, rather a global one. . Available technologies: the advent of several new technologies must be seen as opportunities. . Employee expectations: people increasingly want to work for a company with a purpose, one that has a positive impact on society. . Consumer habits: the volume of electronic transactions is vast. People are looking for quick solutions. The user’s experience has to be constantly enhanced. Taking into account the transformations in our day-to-day business, in 2017 we set up six strategic objectives to provide consistency and quality to our results in the subsequent years. They are classified in two groups, Transformational which we believe requires the actual transformation of the organization; and Continuous Improvement, which includes issues widely disseminated within the organization, but which require effort if they are to be enhanced. Transformational Continuous Improvement Customer Risk Satisfaction Management Digital Sustainable Transformation Profitability People Internationalization Management Our customers’ demands are also constantly evolving. This presents us with the challenge of serving them well, respecting their characteristics and preferences. In this sense, we want to be the benchmark in customer satisfaction for both business and individual customers. This means, for example, thinking about the project, rather than the product; noting how we provide solutions and how we relate to them on a continuous, rather than a one-off, manner. It means listening to and focusing on the customer from the outset of the development process of each product. To transform our customers’ experience, we no longer just look at the banks, rather we have begun to seek inspiration in companies that are benchmarks in satisfaction, regardless of the country and the segments in which they operate. To achieve the customer satisfaction level of these companies is our challenge, which we refer to as Changing Leagues. To do so, it is essential to understand what our customers are looking for and how each of us can assist them in that search. 14Following the change of strategy in 2012, we prepared ourselves for the expected transformations in the Brazilian credit that have come to pass. However, we are living in times of exponential transformations, when information is being transmitted more quickly, to a larger number of people and with a greater frequency. These constant transformations affect us in five ways: . Competitive environment: new companies such as fintechs are popping up every moment. They focus on a specific product in they strive for excellence, competing with us for customers. which . Regulatory environment: the changes in the competitive environment are leading to reviews of regulations, which is not an exclusively Brazilian phenomenon, rather a global one. . Available technologies: the advent of several new technologies must be seen as opportunities. . Employee expectations: people increasingly want to work for a company with a purpose, one that has a positive impact on society. . Consumer habits: the volume of electronic transactions is vast. People are looking for quick solutions. The user’s experience has to be constantly enhanced. Taking into account the transformations in our day-to-day business, in 2017 we set up six strategic objectives to provide consistency and quality to our results in the subsequent years. They are classified in two groups, Transformational which we believe requires the actual transformation of the organization; and Continuous Improvement, which includes issues widely disseminated within the organization, but which require effort if they are to be enhanced. Transformational Continuous Improvement Customer Risk Satisfaction Management Digital Sustainable Transformation Profitability People Internationalization Management Our customers’ demands are also constantly evolving. This presents us with the challenge of serving them well, respecting their characteristics and preferences. In this sense, we want to be the benchmark in customer satisfaction for both business and individual customers. This means, for example, thinking about the project, rather than the product; noting how we provide solutions and how we relate to them on a continuous, rather than a one-off, manner. It means listening to and focusing on the customer from the outset of the development process of each product. To transform our customers’ experience, we no longer just look at the banks, rather we have begun to seek inspiration in companies that are benchmarks in satisfaction, regardless of the country and the segments in which they operate. To achieve the customer satisfaction level of these companies is our challenge, which we refer to as Changing Leagues. To do so, it is essential to understand what our customers are looking for and how each of us can assist them in that search. 14

1 Ranking - BACEN Comparing ourselves with these benchmark companies in customer 4 satisfaction is due to the fact that we are up front in comparison with our 6 6 Brazilian peers. We ended the year in sixth place in Central Bank’s ranking of 2016 complaints¹, the same position as in 2017. Among the large Brazilian banks, 2017 2018 we holded the best complaints ratio. (1) Source: Central Bank of Brazil NPS To measure customer satisfaction, we adopted the Net Promoter Score (NPS), a universal method to evaluate satisfaction. Customers were asked about the probability of their recommending the Bank to a friend on a scale of 0 to 10. Those who attributed scores of 9 or 10 are considered promoters; scores of 7 or 8 are neutral, and 6 or less are considered detractors. In the Itaú Branches, for example, we have almost ten times more promoters than detractors. In the case of Itaú Uniclass, the figure is seven-fold. Comparatively speaking, our NPS² exceeds those of our main competitors ItaúAgências ItaúUniclass ItaúPersonnalité Competitive NPS (base 100) Competitive NPS (base 100) Competitive NPS (base 100) 100 100 100 78 78 71 66 66 59 58 58 59 2º 3º 4º 2º 3º 4º 2º 3º 4º (2) Baseline date: Second half of 2018 We have accepted the challenge of changing leagues. After all, our vision is to be the leading bank in sustainable performance and customer satisfaction. In 2018, we created the customer-centric principles that will guide the Bank’s operating strategy. 1.We know and understand our customer. W E W A N T T O 2. Customer priority in decision making. change leagues 3. The customer’s problem is my problem. AND THE 7 PRINCIPLES 4. Captivating the customer is everyone’s responsibility. 5. We innovate, do tests with the customer and quickly learn from our of customer mistakes and successes. centricity 6. Clear, simple and transparent communication with the customer. will take us there 7. We recognize and reward for customer satisfaction. Changing leagues requires us to constantly evolve our initiatives and processes. To reinforce this commitment, from 2019, the Ombudsman’s Office will report directly to our Chief Executive Officer. The Ombudsman’s Department plays a key role in transforming what we do. It is the department responsible for handling complaints from customers who are dissatisfied with the solutions offered through the others bank’s channels. It also responds to demands from regulatory bodies, in addition to permanently dialoging with them, such as the Central Bank and the Consumer Protection Agency-Procon. Furthermore, it has the important function of identifying opportunities for improvement in different areas of the bank, based on our customers’ complaints, addressing these internally. Customers who complain to us are, to a certain extent, being generous, as they afford us the chance to correct what we have done and to improve our procedures. We highlight below some examples implemented in 2018 of what it means to put the customer at the center of our operations. TAXA Developlment of an Digital branches to First installment in Zero carrying rate to 3 open insurance very small companies until 90 days for ZERO Pension Plans and platform personal loan Treasury custody (3) Applicable to PGBL and VGBL products. 151 Ranking - BACEN Comparing ourselves with these benchmark companies in customer 4 satisfaction is due to the fact that we are up front in comparison with our 6 6 Brazilian peers. We ended the year in sixth place in Central Bank’s ranking of 2016 complaints¹, the same position as in 2017. Among the large Brazilian banks, 2017 2018 we holded the best complaints ratio. (1) Source: Central Bank of Brazil NPS To measure customer satisfaction, we adopted the Net Promoter Score (NPS), a universal method to evaluate satisfaction. Customers were asked about the probability of their recommending the Bank to a friend on a scale of 0 to 10. Those who attributed scores of 9 or 10 are considered promoters; scores of 7 or 8 are neutral, and 6 or less are considered detractors. In the Itaú Branches, for example, we have almost ten times more promoters than detractors. In the case of Itaú Uniclass, the figure is seven-fold. Comparatively speaking, our NPS² exceeds those of our main competitors ItaúAgências ItaúUniclass ItaúPersonnalité Competitive NPS (base 100) Competitive NPS (base 100) Competitive NPS (base 100) 100 100 100 78 78 71 66 66 59 58 58 59 2º 3º 4º 2º 3º 4º 2º 3º 4º (2) Baseline date: Second half of 2018 We have accepted the challenge of changing leagues. After all, our vision is to be the leading bank in sustainable performance and customer satisfaction. In 2018, we created the customer-centric principles that will guide the Bank’s operating strategy. 1.We know and understand our customer. W E W A N T T O 2. Customer priority in decision making. change leagues 3. The customer’s problem is my problem. AND THE 7 PRINCIPLES 4. Captivating the customer is everyone’s responsibility. 5. We innovate, do tests with the customer and quickly learn from our of customer mistakes and successes. centricity 6. Clear, simple and transparent communication with the customer. will take us there 7. We recognize and reward for customer satisfaction. Changing leagues requires us to constantly evolve our initiatives and processes. To reinforce this commitment, from 2019, the Ombudsman’s Office will report directly to our Chief Executive Officer. The Ombudsman’s Department plays a key role in transforming what we do. It is the department responsible for handling complaints from customers who are dissatisfied with the solutions offered through the others bank’s channels. It also responds to demands from regulatory bodies, in addition to permanently dialoging with them, such as the Central Bank and the Consumer Protection Agency-Procon. Furthermore, it has the important function of identifying opportunities for improvement in different areas of the bank, based on our customers’ complaints, addressing these internally. Customers who complain to us are, to a certain extent, being generous, as they afford us the chance to correct what we have done and to improve our procedures. We highlight below some examples implemented in 2018 of what it means to put the customer at the center of our operations. TAXA Developlment of an Digital branches to First installment in Zero carrying rate to 3 open insurance very small companies until 90 days for ZERO Pension Plans and platform personal loan Treasury custody (3) Applicable to PGBL and VGBL products. 15

Nowadays, digital products are developed with the customer in mind. From their point of view, this evolution is perceived in two strands: mobile and customer in the internet. Our commitment to changing leagues therefore involves digital transformation. We work using our entire intellectual capacity to help people, to be relevant in their lives, to save time and generate value, this is what we refer to as “living the power of digital”. The focus of our operational approach is divided into three major strands, the first of which is to foster what we call DigiUAU Experiences. INNOVATIONS OF 2018 APP ABRECONTA 1st Bank to open accounts using APP ITAÚ PF . a cell phone an more than 11 million individual customers using digital 4.3 4.6 channels 4.6 4.8 . 22,000 hours of cloud-based training for over 800 APP LIGHT APP ITAUCARD employees 1st Bank with app for reduced light memory smartphones 4.4 3.6 . over 40 new functionalities in the mobile channel 4.5 318 upgrades in all our apps in 2018 an average of 2 updates per month per app APP REDE APP ITAÚ EMPRESAS control of card . receivables using cell New Cubo openning 4.3 3.6 3.8 4.4 4 times more | space | startups | partners | residents 728 deals with large businesses, more than 60 projects with Itaú Unibanco MOBILE Itaú My New investment Keypad Finances experience on cell phones In June, we launched the Itaú Keypad. The The service that organizes the customer’s main We expanded the offer of products available functionality is an innovative approach to checking account information in order to help on cell phones and enhanced the customer doing transactions on any application using them to better understand their financial experience, making the investment process the on-board cell phone keypad, which behavior. simpler and clearer on the platform. In just one attracted over 200,000 users during the Only two weeks after launch, the service had month, the new shelf recorded over half a launch month. more than 5 million accesses, a daily average of million accesses. 200,000 visits. Apple abreconta App pay The largest digital portfolio in Brazil in the 1st The portfolio with the highest average During the year, more than 600,000 individual month of launch with 35% of eligible Itaú transaction per user in the first 3 months, with accounts were opened using the abreconta customers registered. a usage rate of 11 transactions per month by app. customer. INTERNET New account Digital Categorization of Statement Renegotiation accounts payable We improved accessibility with a new We gave business customers more autonomy We simplified the user experience by experience, new layout and new to renegotiate their overdue contracts via a unifying several functions in one place. functionalities. digital channel. We have made it possible for our customers to do most of their transactions via internet, but they also have the physical branches at their disposal. 16Nowadays, digital products are developed with the customer in mind. From their point of view, this evolution is perceived in two strands: mobile and customer in the internet. Our commitment to changing leagues therefore involves digital transformation. We work using our entire intellectual capacity to help people, to be relevant in their lives, to save time and generate value, this is what we refer to as “living the power of digital”. The focus of our operational approach is divided into three major strands, the first of which is to foster what we call DigiUAU Experiences. INNOVATIONS OF 2018 APP ABRECONTA 1st Bank to open accounts using APP ITAÚ PF . a cell phone an more than 11 million individual customers using digital 4.3 4.6 channels 4.6 4.8 . 22,000 hours of cloud-based training for over 800 APP LIGHT APP ITAUCARD employees 1st Bank with app for reduced light memory smartphones 4.4 3.6 . over 40 new functionalities in the mobile channel 4.5 318 upgrades in all our apps in 2018 an average of 2 updates per month per app APP REDE APP ITAÚ EMPRESAS control of card . receivables using cell New Cubo openning 4.3 3.6 3.8 4.4 4 times more | space | startups | partners | residents 728 deals with large businesses, more than 60 projects with Itaú Unibanco MOBILE Itaú My New investment Keypad Finances experience on cell phones In June, we launched the Itaú Keypad. The The service that organizes the customer’s main We expanded the offer of products available functionality is an innovative approach to checking account information in order to help on cell phones and enhanced the customer doing transactions on any application using them to better understand their financial experience, making the investment process the on-board cell phone keypad, which behavior. simpler and clearer on the platform. In just one attracted over 200,000 users during the Only two weeks after launch, the service had month, the new shelf recorded over half a launch month. more than 5 million accesses, a daily average of million accesses. 200,000 visits. Apple abreconta App pay The largest digital portfolio in Brazil in the 1st The portfolio with the highest average During the year, more than 600,000 individual month of launch with 35% of eligible Itaú transaction per user in the first 3 months, with accounts were opened using the abreconta customers registered. a usage rate of 11 transactions per month by app. customer. INTERNET New account Digital Categorization of Statement Renegotiation accounts payable We improved accessibility with a new We gave business customers more autonomy We simplified the user experience by experience, new layout and new to renegotiate their overdue contracts via a unifying several functions in one place. functionalities. digital channel. We have made it possible for our customers to do most of their transactions via internet, but they also have the physical branches at their disposal. 16

We believe that technology is more valuable when used to satisfy our customers. DigiUAU experiences are an example. We provide a simple and convenient functionality that meets our customers’ expectations. This does not just involve product concepts. We are talking about the end-to-end ATMs process, from contact with the customer, to the processing of the transaction, customer service and after-sales. Everything must revolve around this if, at the telephone end of the day, we are to afford the customer the best experience. Another approach that strengthens the use of technology in the customer’s favor is Digital to Be More Personal. We integrate physical and remote experiences. Irrespective of our customer’s relationship channel with the Bank, internet the experience has to be special. This means that the same agility, transparency and proximity must be perceived at any point of contact the social networks customer chooses. All these efforts dedicated to our digital transformation have already produced evidence of benefits and greater customer adherence to the digital biometrics world, which has a positive impact on their satisfaction. In 2018, we saw overall growth of 35% in the number of individual customers accessing our digital channels on a daily basis. In the case of business customers, growth was 26%. cell phones We have put a lot of effort into working better and more intensively on analytics within the bank. Today, if compared to 2015, we have double the structured and organized data in a single repository. Using this data, along salas.com with applications like machine learning and artificial intelligence, we have already created several solutions that produce gains in operating efficiency. agile dev. Our Virtual Assistant of the Itaucard application, for example, means that 93% of customers do not need another form of service to clarify doubts or problems. This results in greater autonomy and satisfaction. The investment in cloud architecture has also been one of our priorities, as it affords greater Personnalite digital flexibility of change and speed of delivery. Also within the context of innovation, as from February 2018 we started to use hackathon blockchain technology to add additional agility and traceability to the negotiation process of margin calls - guarantees the banks receive to reduce credit risks involving unfavorable variances in the over-the-counter derivatives market. We closed Latin America’s first sindicate loan transaction multichannel using blockchain. It was a funding raise of US$100 million from Itaú Unibanco. The third approach is to embrace the commitment to Be Digital in Essence. new data center This involves creating projects in a more agile manner, either by developing them on a flexible and efficient platform, or the product approval process or implementation at branch level. We have invested in refining the use of data and have channeled our efforts into overcoming several internal barriers and cloud promoting improvements that enable us to evolve more quickly. We have reformulated the governance on technology, in addition to strengthening cube agile practices and the importance of promoting continuous delivery of value in shorter cycles. Hand in hand with all this technology, there are 100.3 thousand employees who dedicate themselves, day in, day out, to understanding and captivating customers, and Itaú Unibanco has been a first mover on several initiatives in this field undergoing a profound transformation: people management. 17We believe that technology is more valuable when used to satisfy our customers. DigiUAU experiences are an example. We provide a simple and convenient functionality that meets our customers’ expectations. This does not just involve product concepts. We are talking about the end-to-end ATMs process, from contact with the customer, to the processing of the transaction, customer service and after-sales. Everything must revolve around this if, at the telephone end of the day, we are to afford the customer the best experience. Another approach that strengthens the use of technology in the customer’s favor is Digital to Be More Personal. We integrate physical and remote experiences. Irrespective of our customer’s relationship channel with the Bank, internet the experience has to be special. This means that the same agility, transparency and proximity must be perceived at any point of contact the social networks customer chooses. All these efforts dedicated to our digital transformation have already produced evidence of benefits and greater customer adherence to the digital biometrics world, which has a positive impact on their satisfaction. In 2018, we saw overall growth of 35% in the number of individual customers accessing our digital channels on a daily basis. In the case of business customers, growth was 26%. cell phones We have put a lot of effort into working better and more intensively on analytics within the bank. Today, if compared to 2015, we have double the structured and organized data in a single repository. Using this data, along salas.com with applications like machine learning and artificial intelligence, we have already created several solutions that produce gains in operating efficiency. agile dev. Our Virtual Assistant of the Itaucard application, for example, means that 93% of customers do not need another form of service to clarify doubts or problems. This results in greater autonomy and satisfaction. The investment in cloud architecture has also been one of our priorities, as it affords greater Personnalite digital flexibility of change and speed of delivery. Also within the context of innovation, as from February 2018 we started to use hackathon blockchain technology to add additional agility and traceability to the negotiation process of margin calls - guarantees the banks receive to reduce credit risks involving unfavorable variances in the over-the-counter derivatives market. We closed Latin America’s first sindicate loan transaction multichannel using blockchain. It was a funding raise of US$100 million from Itaú Unibanco. The third approach is to embrace the commitment to Be Digital in Essence. new data center This involves creating projects in a more agile manner, either by developing them on a flexible and efficient platform, or the product approval process or implementation at branch level. We have invested in refining the use of data and have channeled our efforts into overcoming several internal barriers and cloud promoting improvements that enable us to evolve more quickly. We have reformulated the governance on technology, in addition to strengthening cube agile practices and the importance of promoting continuous delivery of value in shorter cycles. Hand in hand with all this technology, there are 100.3 thousand employees who dedicate themselves, day in, day out, to understanding and captivating customers, and Itaú Unibanco has been a first mover on several initiatives in this field undergoing a profound transformation: people management. 17

Changing leagues will depend on how our employees work. Several actions have been developed to transform and improve our employees’ experience throughout their entire cycle within the organization. We believe it is our role to value people as they are, their experiences, characteristics and mindsets, eliminating barriers so that all employees can develop their potential, and so that we can achieve the Best Version of Each of us. To afford greater autonomy and comfort in the work space, in addition to encouraging diversity of styles within the organization, we have developed a campaign entitled Go as I Am, based on a flexible dress code, but always highlighting the importance of common sense and respect for the context and the day’s business engagements. Still on the issue of employee autonomy, a proposal was put forward for a new way of working in the case of several specific areas within the organization, the home office model. The purpose of this initiative is to offer greater convenience and flexibility. Besides enhancing efficiency, it improves the employees’ quality of life. We have 30 communities working with lean and agile principles, where the focus is on collaboration and less hierarchy. There are more than 6,000 people working under this model, and in 2018 we took the first steps to foster integration between the technology area and the business areas of the Bank. To be able to undertake all these transformations, we value the differences existing within each individual and that is why we have adopted a program that values diversity and respect for people, whose pillars are: Age Gender Race To break restrictive paradigms We are working for equality, We are working to make racial and promote actions intended so that men and women have representativeness a reality. for employees aged 55 or over, equal opportunities for The purpose is to enhance the seeking to increasingly development, growth within attractiveness and influx, so improve their experiences here the bank and compensation. that all employees have the in the bank. same opportunities. LGBT+ PwD Religion Fostering accessibility, A secure and respectful A secure and respectful qualification and equality of environment, irrespective of environment, irrespective of opportunity. sexual orientation and gender beliefs or non-beliefs. identity. We highlight other initiatives such as the campaign for women’s empowerment, the Racial Diversity Week and the LGBT+ Diversity Week. We brought together 804 participants in a live session. 160,000 views were generated in stories on Instagram in just 72 hours. Among the events held, worthy of note is Itaú Introduces: Malala, in July in São Paulo, in the presence of the young Pakistani activist, the youngest person to receive the Nobel Peace Prize, in 2014. The event took place before 900 people, most of them public school children or members of NGOs, and was broadcast live on all the social networks of the Bank. Changing leagues also implies measuring the degree of satisfaction of our employees and how willing they are to recommend and defend Itaú Unibanco. To that end, just as we implemented NPS for customers, we have now begun monitoring the e-NPS (Employee Net Promoter Score). In recognition of our efforts, we are the only bank to figure among the 20 Best Companies to Work For, in the 2018 edition the of GPTW/Época magazine. For the 10th consecutive year, we are on the list of young people’s “Dream Companies”, according to the Dream Career survey. And we headed up the 2018 LinkedIn ranking of “TOP Companies”. A stronger team makes us a stronger bank. This is important because we face the challenge of fully integrating risk management into the performance of the business, while incorporating the dimensions of the strategic risks in a structured manner. It is also our responsibility to disseminate the culture of risk within the Bank. After all, managing risks is the essence of our business and a responsibility of all employees. 18Changing leagues will depend on how our employees work. Several actions have been developed to transform and improve our employees’ experience throughout their entire cycle within the organization. We believe it is our role to value people as they are, their experiences, characteristics and mindsets, eliminating barriers so that all employees can develop their potential, and so that we can achieve the Best Version of Each of us. To afford greater autonomy and comfort in the work space, in addition to encouraging diversity of styles within the organization, we have developed a campaign entitled Go as I Am, based on a flexible dress code, but always highlighting the importance of common sense and respect for the context and the day’s business engagements. Still on the issue of employee autonomy, a proposal was put forward for a new way of working in the case of several specific areas within the organization, the home office model. The purpose of this initiative is to offer greater convenience and flexibility. Besides enhancing efficiency, it improves the employees’ quality of life. We have 30 communities working with lean and agile principles, where the focus is on collaboration and less hierarchy. There are more than 6,000 people working under this model, and in 2018 we took the first steps to foster integration between the technology area and the business areas of the Bank. To be able to undertake all these transformations, we value the differences existing within each individual and that is why we have adopted a program that values diversity and respect for people, whose pillars are: Age Gender Race To break restrictive paradigms We are working for equality, We are working to make racial and promote actions intended so that men and women have representativeness a reality. for employees aged 55 or over, equal opportunities for The purpose is to enhance the seeking to increasingly development, growth within attractiveness and influx, so improve their experiences here the bank and compensation. that all employees have the in the bank. same opportunities. LGBT+ PwD Religion Fostering accessibility, A secure and respectful A secure and respectful qualification and equality of environment, irrespective of environment, irrespective of opportunity. sexual orientation and gender beliefs or non-beliefs. identity. We highlight other initiatives such as the campaign for women’s empowerment, the Racial Diversity Week and the LGBT+ Diversity Week. We brought together 804 participants in a live session. 160,000 views were generated in stories on Instagram in just 72 hours. Among the events held, worthy of note is Itaú Introduces: Malala, in July in São Paulo, in the presence of the young Pakistani activist, the youngest person to receive the Nobel Peace Prize, in 2014. The event took place before 900 people, most of them public school children or members of NGOs, and was broadcast live on all the social networks of the Bank. Changing leagues also implies measuring the degree of satisfaction of our employees and how willing they are to recommend and defend Itaú Unibanco. To that end, just as we implemented NPS for customers, we have now begun monitoring the e-NPS (Employee Net Promoter Score). In recognition of our efforts, we are the only bank to figure among the 20 Best Companies to Work For, in the 2018 edition the of GPTW/Época magazine. For the 10th consecutive year, we are on the list of young people’s “Dream Companies”, according to the Dream Career survey. And we headed up the 2018 LinkedIn ranking of “TOP Companies”. A stronger team makes us a stronger bank. This is important because we face the challenge of fully integrating risk management into the performance of the business, while incorporating the dimensions of the strategic risks in a structured manner. It is also our responsibility to disseminate the culture of risk within the Bank. After all, managing risks is the essence of our business and a responsibility of all employees. 18

Risk management is one of the strategic objectives we have classified in the Continuous Improvement group, because we have learned that risk management has to incorporate more than its traditional concepts (market risk, credit risk and operational risk), which we closely monitor. The huge transformations in our business environment demand that we monitor and take a pro-active approach to other types of risk we classify as strategic. Market & Liquidity New technologies with disruptive potential Technological Operational Obsolescence of legacy systems Data and models New entrants and traditional competition Business Changes in customers’ habits Credit Strategic New business models Traditional Changes in laws and rules Fostering of competition and innovation Regulatory New regulations Compliance Attractiveness and retention of talent People Information Security New work methods Itaú Unibanco has a significant risk management structure whose directives are approved by the Board of Directors using Risk Appetite. This appetite encompasses the risk categories we monitor and sets the guidelines for the organization’s entire operations. To consistently create value, in addition to properly managing our risks, our goal is to ensure our sustainable profitability. We strive to continuously enhance the efficiency of our operations, identifying opportunities for reducing costs, managing our investments to make us more agile, in addition to more efficient management of capital allocations using the appropriate cost of capital. The focus on efficiency is a very significant issue on our strategic objective of sustainable profitability, which has been designated as a priority within the Bank for quite some time. We have embarked on initiatives ranging from the reduction of wastage and structural reviews, to projects for enhancing productivity and digitalization. In this way, we hope to expand economies of scale while ensuring synergies for the business. Our results, the outcome of the strategy traced out in 2012, are proof that we have been successful in our approach. KEY PARTNERSHIPS AND BUSINESSES IN 2018 In August, we concluded the acquisition of a 49.9% minority We have acquired a minority holding of 11% in Ticket through a interest in XP Investimentos through a capital injection of capital increase to be paid up with a cash injection, proportional R$600 million, and the acquisition of R$5.7 billion¹ in shares. to the equity value of the holding in the company, with Ticket The contract also provides for a one-off additional transaction granted right of exclusivity on the distribution of Ticket in 2022, subject to future approval by the Central Bank and Restaurante, Ticket Alimentação, Ticket Cultura and Ticket which, if approved, will enable us to hold 62.4% of the total Transporte products to the Bank’s companies customer base. equity of XP (equal to 40.0% of the common shares) based on an income multiple (19 times) of XP, and it is certain that control of the XP group will remain unchanged, with the shareholders of XP Controle Participações S.A.. (1) Figures on the date of signature of the contract, which were adjusted up to the financial settlement date. 19Risk management is one of the strategic objectives we have classified in the Continuous Improvement group, because we have learned that risk management has to incorporate more than its traditional concepts (market risk, credit risk and operational risk), which we closely monitor. The huge transformations in our business environment demand that we monitor and take a pro-active approach to other types of risk we classify as strategic. Market & Liquidity New technologies with disruptive potential Technological Operational Obsolescence of legacy systems Data and models New entrants and traditional competition Business Changes in customers’ habits Credit Strategic New business models Traditional Changes in laws and rules Fostering of competition and innovation Regulatory New regulations Compliance Attractiveness and retention of talent People Information Security New work methods Itaú Unibanco has a significant risk management structure whose directives are approved by the Board of Directors using Risk Appetite. This appetite encompasses the risk categories we monitor and sets the guidelines for the organization’s entire operations. To consistently create value, in addition to properly managing our risks, our goal is to ensure our sustainable profitability. We strive to continuously enhance the efficiency of our operations, identifying opportunities for reducing costs, managing our investments to make us more agile, in addition to more efficient management of capital allocations using the appropriate cost of capital. The focus on efficiency is a very significant issue on our strategic objective of sustainable profitability, which has been designated as a priority within the Bank for quite some time. We have embarked on initiatives ranging from the reduction of wastage and structural reviews, to projects for enhancing productivity and digitalization. In this way, we hope to expand economies of scale while ensuring synergies for the business. Our results, the outcome of the strategy traced out in 2012, are proof that we have been successful in our approach. KEY PARTNERSHIPS AND BUSINESSES IN 2018 In August, we concluded the acquisition of a 49.9% minority We have acquired a minority holding of 11% in Ticket through a interest in XP Investimentos through a capital injection of capital increase to be paid up with a cash injection, proportional R$600 million, and the acquisition of R$5.7 billion¹ in shares. to the equity value of the holding in the company, with Ticket The contract also provides for a one-off additional transaction granted right of exclusivity on the distribution of Ticket in 2022, subject to future approval by the Central Bank and Restaurante, Ticket Alimentação, Ticket Cultura and Ticket which, if approved, will enable us to hold 62.4% of the total Transporte products to the Bank’s companies customer base. equity of XP (equal to 40.0% of the common shares) based on an income multiple (19 times) of XP, and it is certain that control of the XP group will remain unchanged, with the shareholders of XP Controle Participações S.A.. (1) Figures on the date of signature of the contract, which were adjusted up to the financial settlement date. 19

In R$ billions 2018 2017 Variation in 12 months Income Information Banking Product 104.2 111.5 -6.6% Net Banking Product of Expected Losses from 94.0 90.6 3.8% Financial Assets and Claims 1 40.8 4.1% Banking Service Fees and Insurance 39.1 (10.2) (21.0) -51.4% Expected Loss from Financial Assets and Claims (53.5) -7.6% General and Administrative Expenses (57.5) Net Income 25.6 23.2 10.4% Net Income Attributable do Owners of the Parent Company 24.9 23.2 7.4% Recurring Return on annualized 20.5% 20.0% 50 bps Average Equity 4Q18 3Q18 Variation in the Quarter 2017 Variation in 12 months Balance Sheet Information Total Assets 1,552.8 1,524.5 1.9% 1,436.2 8.1% 2 Loan Portfolio 640.5 642.0 -0.2% 604.2 6.0% 15.9% 14.8% 110 bps 15.3 60 bps Tier 1 Capital - Basel III ³ 2018 2017 Variation in 12 months Information per share and dividends 9,755,865,045 Weighted Average Number of outstanding shares 9,718,162,444 -0.4% Net income per share - R$ 2.56 2.38 7.6% Shareholder Return (dividends and Interest on Own Capital, net of Income Tax 22.4 17.6 27.8% In 2018 we had a 10.4% increase in net income interests when compared to the previous year. This increase was enabled by the lower cost of credit related to the improvement in credit risk from clients of the Wholesale Bank in Brazil. Another highlight was the growth in commission and fees driven by the increase in our individuals account holders base and by higher asset management fees. Both were partially offset by the growth in noninterest expenses. This growth in expenses was related to the integration of the retail operations from Citibank and to the increase in expenses in Latin America (ex- Brazil) due to the impact of the foreign exchange variation. (1) Operating Revenues are the sum of Managerial Financial Margin, Commissions and Fees and Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses; (2) Includes the balance of allowance for financial guarantees provided and corporate securities; (3) Includes impacts from schedule anticipation of deductions and does not consider the additional dividend and interest on own capital. 09In R$ billions 2018 2017 Variation in 12 months Income Information Banking Product 104.2 111.5 -6.6% Net Banking Product of Expected Losses from 94.0 90.6 3.8% Financial Assets and Claims 1 40.8 4.1% Banking Service Fees and Insurance 39.1 (10.2) (21.0) -51.4% Expected Loss from Financial Assets and Claims (53.5) -7.6% General and Administrative Expenses (57.5) Net Income 25.6 23.2 10.4% Net Income Attributable do Owners of the Parent Company 24.9 23.2 7.4% Recurring Return on annualized 20.5% 20.0% 50 bps Average Equity 4Q18 3Q18 Variation in the Quarter 2017 Variation in 12 months Balance Sheet Information Total Assets 1,552.8 1,524.5 1.9% 1,436.2 8.1% 2 Loan Portfolio 640.5 642.0 -0.2% 604.2 6.0% 15.9% 14.8% 110 bps 15.3 60 bps Tier 1 Capital - Basel III ³ 2018 2017 Variation in 12 months Information per share and dividends 9,755,865,045 Weighted Average Number of outstanding shares 9,718,162,444 -0.4% Net income per share - R$ 2.56 2.38 7.6% Shareholder Return (dividends and Interest on Own Capital, net of Income Tax 22.4 17.6 27.8% In 2018 we had a 10.4% increase in net income interests when compared to the previous year. This increase was enabled by the lower cost of credit related to the improvement in credit risk from clients of the Wholesale Bank in Brazil. Another highlight was the growth in commission and fees driven by the increase in our individuals account holders base and by higher asset management fees. Both were partially offset by the growth in noninterest expenses. This growth in expenses was related to the integration of the retail operations from Citibank and to the increase in expenses in Latin America (ex- Brazil) due to the impact of the foreign exchange variation. (1) Operating Revenues are the sum of Managerial Financial Margin, Commissions and Fees and Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses; (2) Includes the balance of allowance for financial guarantees provided and corporate securities; (3) Includes impacts from schedule anticipation of deductions and does not consider the additional dividend and interest on own capital. 09

Our credit portfolio, including financial guarantees provided and corporate securities, stood at R$636.9 billion at the end 2018, representing an increase of 6.1% over the same period of 2017. Worthy of note in 2018 was our Individuals portfolio, which rose by 10.3% and Very Small, Small and Middle Market Companies, with growth of 14.4%. Capital management is an essential component of our management model, because through it we seek to optimize the allocation of the shareholders’ funds and guarantee the solidness of the bank. These objectives are enshrined in our policies on capital ratios and distribution of dividends, which set a minimum Full Tier I Capital ratio of 13.5%, making the distribution of earnings conditional on this limit, the growth outlook for the business, the profitability for the year, mergers and acquisitions, changes in the market and fiscal and regulatory changes that could affect capital requirements. During 2018, our Full Tier I Capital ratio remained above the minimum limit, reaching 15.9% at December 31, 2018. We should point out that capital generation from income and the issuance of perpetual subordinated notes sustained the growth in assets and the acquisition of the investment in XP, in addition to enabling distributions of earnings to shareholders at higher levels than in 2017. In January 2019, Itaú Unibanco Holding issued R$3.05 billion of Perpetual Subordinated Financial Notes under private placements with professional investors. The Financial Notes carry a repurchase option commencing 2024, in addition to qualifying as part of the Additional Tier I Capital of Itaú Unibanco Holding's Regulatory Capital . Both the repurchase and the incorporation into the capital are subject to approval by the Central Bank of Brazil. Our banking business is not just confined to our operations in Brazil. Our internationalization is present in 19 countries where we operate, with 512 branches and 13.5 thousand employees. Why is it necessary to internationalize? Because it allows the bank access to new markets and in increase in scale. It also supplements the offer side. Our strategy involves two distinct models. Ÿ In the Northern Hemisphere, the service units are seeking to expand the range of products, optimize and simplify structures and processes and innovate the technology platform. Ÿ In the Southern Cone and at Itaú Corpbanca, we have adopted the universal bank model, operating predominantly in Latin America. The aim is to accelerate development and optimize our investments. Our strategy in the Latin American countries provides for attaining in that region the management standard that Itaú Unibanco enjoys in Brazil, by standardizing practices and creating conditions for us to assume additional positions of leadership. These objectives apply to our Southern Cone operations, and they are important in the process for incorporating Itaú CorpBanca (a significant competitor in the banking markets of Chile and Colombia). In November, we launched Itaú Valores in Argentina, to serve high-income individual investors and institutional clients, as well as foreigners doing business there. This decision further boosts the bank’s confidence in the growth potential of the Argentine market where Itaú Unibanco has been present for 23 years. We are also seeking to strengthen our operations in the Northern Hemisphere, where our primary objective is to optimize and simplify our processes. In Latin America, we are always striving to improve customer satisfaction, while also developing products and services with digital solutions and bases. The main challenge is to accelerate digitalization at all our overseas units. 21Our credit portfolio, including financial guarantees provided and corporate securities, stood at R$636.9 billion at the end 2018, representing an increase of 6.1% over the same period of 2017. Worthy of note in 2018 was our Individuals portfolio, which rose by 10.3% and Very Small, Small and Middle Market Companies, with growth of 14.4%. Capital management is an essential component of our management model, because through it we seek to optimize the allocation of the shareholders’ funds and guarantee the solidness of the bank. These objectives are enshrined in our policies on capital ratios and distribution of dividends, which set a minimum Full Tier I Capital ratio of 13.5%, making the distribution of earnings conditional on this limit, the growth outlook for the business, the profitability for the year, mergers and acquisitions, changes in the market and fiscal and regulatory changes that could affect capital requirements. During 2018, our Full Tier I Capital ratio remained above the minimum limit, reaching 15.9% at December 31, 2018. We should point out that capital generation from income and the issuance of perpetual subordinated notes sustained the growth in assets and the acquisition of the investment in XP, in addition to enabling distributions of earnings to shareholders at higher levels than in 2017. In January 2019, Itaú Unibanco Holding issued R$3.05 billion of Perpetual Subordinated Financial Notes under private placements with professional investors. The Financial Notes carry a repurchase option commencing 2024, in addition to qualifying as part of the Additional Tier I Capital of Itaú Unibanco Holding's Regulatory Capital . Both the repurchase and the incorporation into the capital are subject to approval by the Central Bank of Brazil. Our banking business is not just confined to our operations in Brazil. Our internationalization is present in 19 countries where we operate, with 512 branches and 13.5 thousand employees. Why is it necessary to internationalize? Because it allows the bank access to new markets and in increase in scale. It also supplements the offer side. Our strategy involves two distinct models. Ÿ In the Northern Hemisphere, the service units are seeking to expand the range of products, optimize and simplify structures and processes and innovate the technology platform. Ÿ In the Southern Cone and at Itaú Corpbanca, we have adopted the universal bank model, operating predominantly in Latin America. The aim is to accelerate development and optimize our investments. Our strategy in the Latin American countries provides for attaining in that region the management standard that Itaú Unibanco enjoys in Brazil, by standardizing practices and creating conditions for us to assume additional positions of leadership. These objectives apply to our Southern Cone operations, and they are important in the process for incorporating Itaú CorpBanca (a significant competitor in the banking markets of Chile and Colombia). In November, we launched Itaú Valores in Argentina, to serve high-income individual investors and institutional clients, as well as foreigners doing business there. This decision further boosts the bank’s confidence in the growth potential of the Argentine market where Itaú Unibanco has been present for 23 years. We are also seeking to strengthen our operations in the Northern Hemisphere, where our primary objective is to optimize and simplify our processes. In Latin America, we are always striving to improve customer satisfaction, while also developing products and services with digital solutions and bases. The main challenge is to accelerate digitalization at all our overseas units. 21

Underlying every one of these six strategic objectives are sustainability and best corporate governance practices. They are aligned with our directive of being a customer-centric bank. Sustainability has also been a historical feature of Itaú Unibanco. We invest in other sectors, in addition to our core business. Thus, we founded Instituto Unibanco (in 1982), Instituto Itaú Cultural (in 1987) and Fundação Itaú Social (in 1993). They were all designed as vehicles for the bank’s efforts, in the social sphere, to improve Brazil in various aspects. Among the initiatives of the Itaú Unibanco Conglomerate in 2018 to support social transformation agendas, worthy of note is the private social investment model which received several injections of funds to support initiatives and projects aligned with our institutional causes. We recognize and place great store on our responsibility for Brazil’s development, and we continue to pursue our purpose of fostering positive change in people’s lives and in society. We did this in three ways: direct injections of financial resources; supporting projects that qualify under the incentives law; and through our institutes and foundations. These social investments have been structured to improve areas like education, culture, sport, urban mobility, health and aging. In 2018, we invested R$631.0 million in projects, 82.1% of which via donations and sponsorships by Itaú Unibanco itself, and 17.9% using funds under incentive programs (the Rouanet and the Sports Incentive Laws), contributing to projects dedicated to education, health, culture, sport and mobility. We give below details of our performance in 2018: 3 BRAZIL LATAM Number of Number of Total Amount Amount Projects Projects (R$ millions) (R$ millions) (R$ millions) Sponsorship (1) 485.1 1,086 33. 1 125 518.3 Non incentive-based Education 266.6 501 4.9 45 Sport 4.9 4 0.7 2 105.9 240 13.1 4 3 Culture 64.3 45 10.5 3 Urban Mobility 7.6 44 - - Diversity Innovation and Entrepreneurship 24.5 183 0.6 11 Develop. and Local Participation 11.4 69 3.4 21 (2) 109.1 216 3. 6 11 112. 7 Incentivized Culture 51.6 83 2.7 1 Sport 12.4 24 - - Education 0.9 1 0 12.4 58 Health - - 20.3 35 Senior Citizens 12.3 16 - - Total 594.2 1,302 36.8 136 631.0 (1) Own funds of the bank’s companies and in-house budgets of the foundations and institutes. (2) Tax incentive funds under legislation such as the Rouanet and Sports Incentive Laws, among others. (3) Foreign currency amounts were converted to Brazilian Reais at December 31, 2018. 22Underlying every one of these six strategic objectives are sustainability and best corporate governance practices. They are aligned with our directive of being a customer-centric bank. Sustainability has also been a historical feature of Itaú Unibanco. We invest in other sectors, in addition to our core business. Thus, we founded Instituto Unibanco (in 1982), Instituto Itaú Cultural (in 1987) and Fundação Itaú Social (in 1993). They were all designed as vehicles for the bank’s efforts, in the social sphere, to improve Brazil in various aspects. Among the initiatives of the Itaú Unibanco Conglomerate in 2018 to support social transformation agendas, worthy of note is the private social investment model which received several injections of funds to support initiatives and projects aligned with our institutional causes. We recognize and place great store on our responsibility for Brazil’s development, and we continue to pursue our purpose of fostering positive change in people’s lives and in society. We did this in three ways: direct injections of financial resources; supporting projects that qualify under the incentives law; and through our institutes and foundations. These social investments have been structured to improve areas like education, culture, sport, urban mobility, health and aging. In 2018, we invested R$631.0 million in projects, 82.1% of which via donations and sponsorships by Itaú Unibanco itself, and 17.9% using funds under incentive programs (the Rouanet and the Sports Incentive Laws), contributing to projects dedicated to education, health, culture, sport and mobility. We give below details of our performance in 2018: 3 BRAZIL LATAM Number of Number of Total Amount Amount Projects Projects (R$ millions) (R$ millions) (R$ millions) Sponsorship (1) 485.1 1,086 33. 1 125 518.3 Non incentive-based Education 266.6 501 4.9 45 Sport 4.9 4 0.7 2 105.9 240 13.1 4 3 Culture 64.3 45 10.5 3 Urban Mobility 7.6 44 - - Diversity Innovation and Entrepreneurship 24.5 183 0.6 11 Develop. and Local Participation 11.4 69 3.4 21 (2) 109.1 216 3. 6 11 112. 7 Incentivized Culture 51.6 83 2.7 1 Sport 12.4 24 - - Education 0.9 1 0 12.4 58 Health - - 20.3 35 Senior Citizens 12.3 16 - - Total 594.2 1,302 36.8 136 631.0 (1) Own funds of the bank’s companies and in-house budgets of the foundations and institutes. (2) Tax incentive funds under legislation such as the Rouanet and Sports Incentive Laws, among others. (3) Foreign currency amounts were converted to Brazilian Reais at December 31, 2018. 22

In January 1999, the Dow Jones Sustainability Index (DJSI) was created. Today, we are still the only Latin American bank on the index since its inception. In the 2018/2019 edition, we were chosen for the 19th consecutive year. This time, we were awarded the best score in the banking sector in the items “Environmental Reporting”, “Fiscal Strategy”, “Financial Stability and Systemic Risk”, “Financial Inclusion”, “Corporate Citizenship and Philanthropy” and “Social Reporting”. Moreover, we were also chosen to be part of the Dow Jones Sustainability Emerging Markets Index portfolio. Furthermore, we are also on the Bloomberg Gender Equality Index, once again figuring on the 2018 Gender Equality Index organized by Bloomberg. For the 13th consecutive year, we have been chosen for the select portfolio of the B3 Corporate Sustainability Index (ISE), which reflects the returns on a portfolio consisting of the shares of companies with the best performance in all aspects of corporate sustainability. These recognitions are not only the result of one or other isolated action, but of our permanent concern with sustainability. One of these actions involves bicycles, endearingly referred to as the “laranjinhas” (little orange ones), which are part of the day-to-day life of six Brazilian capital cities, as well as Santiago, in Chile. Corporate governance plays the fundamental role of protecting the interests of the various stakeholders with whom the organization relates, and it is key to achieving long-term sustainable growth. It is an integral part not only of the challenges described herein, but also of every phase of our daily activities, from compensation practices, to risk management. We wish to draw attention to several corporate governance actions in 2018: . In July saw the approval for the full-time installation of our Fiscal Council, which operates independently from our our external auditors and the Audit Committee. Since the year 2000, the Fiscal Council has been installed on an management, annual basis. . In January 2019, Caio Ibrahim David was invested as the General Director, Wholesale Banking. Prior to this, he had been Vice President, Risks and Finance, CFO and CRO. This position was taken up by Milton Maluhy Filho, who ended his term of office as president of Itaú CorpBanca, in January 2019. . In January 2019, we announced the creation of the Social Responsibility Committee, which will report to the Board of Its remit is to define strategies and monitor the performance of our actions involving this issue. Directors. A fundamental value of good corporate governance is transparency with investors. We strive to ensure unfettered communication with shareholders. In 2018, we held 16 Apimec meetings across Brazil, attracting 2,437 shareholders. Our Apimec SP meeting (public meeting) was awarded the seal of “Quality” as the Best Apimec SP meeting of 2018. In addition, we innovated with the launch of our new Investor Relations site, with a flexible design, three different layouts for specific times of the year and for when we need to inform users. A new departure on the site is the podcast, a trend in digital communication. Itaú Unibanco is the first publicly traded company in Brazil to have a podcast designed for Investor Relations. We will make audio content available on a monthly basis, and there are already 4 editions available on our site, while the audio files are also available on other platforms like Spotify and ITunes. R$ billion Reinvestments Other Our results are the event of having applied R$2.1 R$1.5 our business model and the six strategic Taxes objectives. All future actions and plans R$23.3 2% described in this document serve one and the 3% same purpose: the value creation for both our shareholders and society. 32% Shareholders 33% The distribution of added value¹ in 2018 R$24.4 R$73.0 amounted to R$73.0 billion, consisting of taxes, employees, reinvestments, shareholders and other. (1) Includes recurring net income and the reclassification of hedge tax effects of investments abroad to the financial margin. 30% Employees R$21.6 23In January 1999, the Dow Jones Sustainability Index (DJSI) was created. Today, we are still the only Latin American bank on the index since its inception. In the 2018/2019 edition, we were chosen for the 19th consecutive year. This time, we were awarded the best score in the banking sector in the items “Environmental Reporting”, “Fiscal Strategy”, “Financial Stability and Systemic Risk”, “Financial Inclusion”, “Corporate Citizenship and Philanthropy” and “Social Reporting”. Moreover, we were also chosen to be part of the Dow Jones Sustainability Emerging Markets Index portfolio. Furthermore, we are also on the Bloomberg Gender Equality Index, once again figuring on the 2018 Gender Equality Index organized by Bloomberg. For the 13th consecutive year, we have been chosen for the select portfolio of the B3 Corporate Sustainability Index (ISE), which reflects the returns on a portfolio consisting of the shares of companies with the best performance in all aspects of corporate sustainability. These recognitions are not only the result of one or other isolated action, but of our permanent concern with sustainability. One of these actions involves bicycles, endearingly referred to as the “laranjinhas” (little orange ones), which are part of the day-to-day life of six Brazilian capital cities, as well as Santiago, in Chile. Corporate governance plays the fundamental role of protecting the interests of the various stakeholders with whom the organization relates, and it is key to achieving long-term sustainable growth. It is an integral part not only of the challenges described herein, but also of every phase of our daily activities, from compensation practices, to risk management. We wish to draw attention to several corporate governance actions in 2018: . In July saw the approval for the full-time installation of our Fiscal Council, which operates independently from our our external auditors and the Audit Committee. Since the year 2000, the Fiscal Council has been installed on an management, annual basis. . In January 2019, Caio Ibrahim David was invested as the General Director, Wholesale Banking. Prior to this, he had been Vice President, Risks and Finance, CFO and CRO. This position was taken up by Milton Maluhy Filho, who ended his term of office as president of Itaú CorpBanca, in January 2019. . In January 2019, we announced the creation of the Social Responsibility Committee, which will report to the Board of Its remit is to define strategies and monitor the performance of our actions involving this issue. Directors. A fundamental value of good corporate governance is transparency with investors. We strive to ensure unfettered communication with shareholders. In 2018, we held 16 Apimec meetings across Brazil, attracting 2,437 shareholders. Our Apimec SP meeting (public meeting) was awarded the seal of “Quality” as the Best Apimec SP meeting of 2018. In addition, we innovated with the launch of our new Investor Relations site, with a flexible design, three different layouts for specific times of the year and for when we need to inform users. A new departure on the site is the podcast, a trend in digital communication. Itaú Unibanco is the first publicly traded company in Brazil to have a podcast designed for Investor Relations. We will make audio content available on a monthly basis, and there are already 4 editions available on our site, while the audio files are also available on other platforms like Spotify and ITunes. R$ billion Reinvestments Other Our results are the event of having applied R$2.1 R$1.5 our business model and the six strategic Taxes objectives. All future actions and plans R$23.3 2% described in this document serve one and the 3% same purpose: the value creation for both our shareholders and society. 32% Shareholders 33% The distribution of added value¹ in 2018 R$24.4 R$73.0 amounted to R$73.0 billion, consisting of taxes, employees, reinvestments, shareholders and other. (1) Includes recurring net income and the reclassification of hedge tax effects of investments abroad to the financial margin. 30% Employees R$21.6 23

Evolution of R$100 invested on the date preceding the announcement of the merger (10/31/2008) to 12/31/2018 559 368 269 183 100 Oct-08 Jun-09 Feb-10 Oct-10 Jun-11 Feb-12 Oct-12 Jun-13 Feb-14 Oct-14 Jun-15 Feb-16 Oct-16 Jun-17 Feb-18 Dec-18 ITUB4 adjusted for dividends ITUB4 not adjusted for dividends CDI Dollar Average Daily Volume Trading of Itaú Unibanco Shares (R$ millions) 1.256 984 942 877 652 827 702 659 478 438 442 419 292 326 604 506 504 410 435 409 333 2012 2013 2014 2015 2016 2017 2018 B3 (common and preferred shares) NYSE (ADR) Our common and preferred shares underwent a 50% split on 11/26/2018. As a result, the shareholders received a new share, free of charge, for every two shares of the same type they were holding. It is important to point out that monthly dividends were held at R$0.015 per share, so that the total monthly amount paid to the shareholders has risen by 50%, since 01/02/2019. 1 Furthermore, in 2018 we acquired 19.7 million of our own preferred shares at an average price of R$25.93 per share. Our current repurchase program, approved by the Board of Directors in December 2017, authorizes us to acquire up to 28,616,649 of our own common shares and up to 50 million of our own preferred shares, permitting the transactions to take place between December 20, 2017 and June 19, 2019. (1) amounts adjusted for the split of 50%. In 2018, we paid, recognized in a provision or identified in Stockholders’ Equity the amount of R$22.4 billion in dividends and net interest on capital, the highest in our history, corresponding to 87.2% of 2018 consolidated recurring net income, which represents an increase of 27.8% from 2017 fiscal year. Acknowledgements We wish to thank our employees for their dedication and skills, which have enabled us to obtain consistent results; and our customers and shareholders for their trust in Itaú Unibanco (Approved at the Meeting of the Board of Directors on February 4 , 2019). 24Evolution of R$100 invested on the date preceding the announcement of the merger (10/31/2008) to 12/31/2018 559 368 269 183 100 Oct-08 Jun-09 Feb-10 Oct-10 Jun-11 Feb-12 Oct-12 Jun-13 Feb-14 Oct-14 Jun-15 Feb-16 Oct-16 Jun-17 Feb-18 Dec-18 ITUB4 adjusted for dividends ITUB4 not adjusted for dividends CDI Dollar Average Daily Volume Trading of Itaú Unibanco Shares (R$ millions) 1.256 984 942 877 652 827 702 659 478 438 442 419 292 326 604 506 504 410 435 409 333 2012 2013 2014 2015 2016 2017 2018 B3 (common and preferred shares) NYSE (ADR) Our common and preferred shares underwent a 50% split on 11/26/2018. As a result, the shareholders received a new share, free of charge, for every two shares of the same type they were holding. It is important to point out that monthly dividends were held at R$0.015 per share, so that the total monthly amount paid to the shareholders has risen by 50%, since 01/02/2019. 1 Furthermore, in 2018 we acquired 19.7 million of our own preferred shares at an average price of R$25.93 per share. Our current repurchase program, approved by the Board of Directors in December 2017, authorizes us to acquire up to 28,616,649 of our own common shares and up to 50 million of our own preferred shares, permitting the transactions to take place between December 20, 2017 and June 19, 2019. (1) amounts adjusted for the split of 50%. In 2018, we paid, recognized in a provision or identified in Stockholders’ Equity the amount of R$22.4 billion in dividends and net interest on capital, the highest in our history, corresponding to 87.2% of 2018 consolidated recurring net income, which represents an increase of 27.8% from 2017 fiscal year. Acknowledgements We wish to thank our employees for their dedication and skills, which have enabled us to obtain consistent results; and our customers and shareholders for their trust in Itaú Unibanco (Approved at the Meeting of the Board of Directors on February 4 , 2019). 24

INDEPENDENT AUDITORS – CVM Instruction No. 381 Procedures adopted by the Company The policy adopted by us, including our subsidiaries and parent company, for contracting non-audit related services from our independent auditors is based on the applicable regulations and internationally accepted principles that preserve the auditor’s independence. These principles include the following: (a) an auditor cannot audit their own work, (b) an auditor cannot have a management role in companies where they provide external audit services; and (c) an auditor cannot promote their client’s interests. In the period from January to December 2018, the independent auditors and related parties did not provide non-audit related services in excess of 5% of total external audit fees. According to CVM Instruction No. 381, we list below the non-audit services provided and related dates: - January 11 and August 3 - review of compliance with transfer pricing policies; - February 1 and April 3 - review of tax-accounting bookkeeping; - February 15, May 23, July 16 and September 26 - acquisition of technical and training materials; - October 4 – issuance of the review report on income tax calculations and settlement; and - October 18 – reasonable assurance on compliance with the terms of commitment signed with a government body. Independent Auditors’ Justification – PricewaterhouseCoopers The provision of other professional, non-audit related services described above does not affect the independence or the objectivity of the external audit of Itaú Unibanco, parent and its subsidiary/affiliated companies. The policy adopted for providing non-audit related services to Itaú Unibanco is based on principles that preserve the independence of Independent Auditors, all of which were observed in the provision of the referred services, including the approval from Itaú Unibanco’s Audit Committee. BACEN – Circular No. 3,068/01 We hereby warrant having the financial capacity and the intention to hold to maturity securities classified in the “securities held to maturity” category in the balance sheet, in the amount of R$40.5 billion, corresponding to 8.9% of total securities and derivative financial instruments held in December 2018. International Financial Reporting Standards (IFRS) We disclosed the complete financial statements in accordance with the International Financial Reporting Standards (IFRS) at the same date of this publication, pursuant to CVM/SEP Circular Letter No. 01/13. The complete financial statements are available on the Investor Relations website of Itaú Unibanco (www.itau.com.br/investor-relations > Results Center). The Management Report and Financial Statements of Itaú Unibanco Holding S.A. (Itaú Unibanco or Company) and of their subsidiaries for the period from January to December 2018 abide by the standards established by the National Monetary Council (CMN), in accordance with international financial reporting standards (IFRS) approved by the International Accounting Standards Board (IASB). The information presented here is available on the Investor Relations (IR) site of Itaú Unibanco, at www.itau.com.br/investor-relations > Results Center. 25INDEPENDENT AUDITORS – CVM Instruction No. 381 Procedures adopted by the Company The policy adopted by us, including our subsidiaries and parent company, for contracting non-audit related services from our independent auditors is based on the applicable regulations and internationally accepted principles that preserve the auditor’s independence. These principles include the following: (a) an auditor cannot audit their own work, (b) an auditor cannot have a management role in companies where they provide external audit services; and (c) an auditor cannot promote their client’s interests. In the period from January to December 2018, the independent auditors and related parties did not provide non-audit related services in excess of 5% of total external audit fees. According to CVM Instruction No. 381, we list below the non-audit services provided and related dates: - January 11 and August 3 - review of compliance with transfer pricing policies; - February 1 and April 3 - review of tax-accounting bookkeeping; - February 15, May 23, July 16 and September 26 - acquisition of technical and training materials; - October 4 – issuance of the review report on income tax calculations and settlement; and - October 18 – reasonable assurance on compliance with the terms of commitment signed with a government body. Independent Auditors’ Justification – PricewaterhouseCoopers The provision of other professional, non-audit related services described above does not affect the independence or the objectivity of the external audit of Itaú Unibanco, parent and its subsidiary/affiliated companies. The policy adopted for providing non-audit related services to Itaú Unibanco is based on principles that preserve the independence of Independent Auditors, all of which were observed in the provision of the referred services, including the approval from Itaú Unibanco’s Audit Committee. BACEN – Circular No. 3,068/01 We hereby warrant having the financial capacity and the intention to hold to maturity securities classified in the “securities held to maturity” category in the balance sheet, in the amount of R$40.5 billion, corresponding to 8.9% of total securities and derivative financial instruments held in December 2018. International Financial Reporting Standards (IFRS) We disclosed the complete financial statements in accordance with the International Financial Reporting Standards (IFRS) at the same date of this publication, pursuant to CVM/SEP Circular Letter No. 01/13. The complete financial statements are available on the Investor Relations website of Itaú Unibanco (www.itau.com.br/investor-relations > Results Center). The Management Report and Financial Statements of Itaú Unibanco Holding S.A. (Itaú Unibanco or Company) and of their subsidiaries for the period from January to December 2018 abide by the standards established by the National Monetary Council (CMN), in accordance with international financial reporting standards (IFRS) approved by the International Accounting Standards Board (IASB). The information presented here is available on the Investor Relations (IR) site of Itaú Unibanco, at www.itau.com.br/investor-relations > Results Center. 25

ITAÚ UNIBANCO HOLDING S.A. Consolidated Balance Sheet (In millions of Reais) Assets Note 12/31/2018 12/31/2017 01/01/2017 Cash 37,159 18,749 18,542 Financial Assets 1,424,876 1,330,251 1,246,833 Compulsory deposits in the Central Bank of Brazil 94,148 98,837 85,700 At Amortized Cost 994,759 905,729 902,289 Interbank deposits 4 26,420 29,048 22,688 Securities purchased under agreements to resell 4 280,136 244,707 265,050 Securities 9 110,395 111,424 102,568 Loan operations and lease operations portfolio 10 536,091 497,719 494,851 Other financial assets 18a 75,090 59,568 53,895 (-) Provision for Expected Loss (33,373) (36,737) (36,763) At Fair Value Through Other Comprehensive Income 49,323 52,149 40,039 Securities 8 49,323 52,149 40,039 At Fair Value Through Profit or Loss 286,646 273,536 218,805 Securities 5 263,180 250,693 194,574 Derivatives 6 and 7 23,466 22,843 24,231 Investments in associates and jointly controlling entities 11 12,019 5,055 5,073 Fixed assets, net 13 7,302 7,359 8,042 Goodwill and Intangible assets, net 14 19,329 19,383 17,056 Tax assets 42,830 44,249 45,081 Income tax and social contribution - current 2,831 2,336 2,703 Income tax and social contribution - deferred 24b 32,781 35,869 38,202 Other 7,218 6,044 4,176 Other assets 18a 9,282 11,193 10,687 1,552,797 1,436,239 1,351,314 Total assets The accompanying notes are an integral part of these consolidated financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 26 ITAÚ UNIBANCO HOLDING S.A. Consolidated Balance Sheet (In millions of Reais) Assets Note 12/31/2018 12/31/2017 01/01/2017 Cash 37,159 18,749 18,542 Financial Assets 1,424,876 1,330,251 1,246,833 Compulsory deposits in the Central Bank of Brazil 94,148 98,837 85,700 At Amortized Cost 994,759 905,729 902,289 Interbank deposits 4 26,420 29,048 22,688 Securities purchased under agreements to resell 4 280,136 244,707 265,050 Securities 9 110,395 111,424 102,568 Loan operations and lease operations portfolio 10 536,091 497,719 494,851 Other financial assets 18a 75,090 59,568 53,895 (-) Provision for Expected Loss (33,373) (36,737) (36,763) At Fair Value Through Other Comprehensive Income 49,323 52,149 40,039 Securities 8 49,323 52,149 40,039 At Fair Value Through Profit or Loss 286,646 273,536 218,805 Securities 5 263,180 250,693 194,574 Derivatives 6 and 7 23,466 22,843 24,231 Investments in associates and jointly controlling entities 11 12,019 5,055 5,073 Fixed assets, net 13 7,302 7,359 8,042 Goodwill and Intangible assets, net 14 19,329 19,383 17,056 Tax assets 42,830 44,249 45,081 Income tax and social contribution - current 2,831 2,336 2,703 Income tax and social contribution - deferred 24b 32,781 35,869 38,202 Other 7,218 6,044 4,176 Other assets 18a 9,282 11,193 10,687 1,552,797 1,436,239 1,351,314 Total assets The accompanying notes are an integral part of these consolidated financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 26

ITAÚ UNIBANCO HOLDING S.A. Consolidated Balance Sheet (In millions of Reais) Liabilities and stockholders' equity Note 12/31/2018 12/31/2017 01/01/2017 Financial Liabilities 1,151,237 1,056,717 1,012,075 1,119,734 1,024,584 982,116 At Amortized Cost Deposits 15 463,424 402,938 329,414 330,237 312,634 349,164 Securities sold under repurchase agreements 17a Interbank market debt 17b 134,670 124,587 129,648 Institutional market debt 17c 93,974 98,482 96,239 Other financial liabilities 18b 97,429 85,943 77,651 At Fair Value Through Profit or Loss 27,711 27,211 25,217 27,519 26,746 24,698 Derivatives 6 and 7 Structured notes 16 192 465 519 3,792 4,922 4,742 Provision for Expected Loss 10 Loan Commitments 2,601 3,015 2,761 Financial Guarantees 1,191 1,907 1,981 Reserves for insurance and private pension 27c 201,187 181,232 154,076 Provisions 29 18,613 19,736 20,909 Tax liabilities 24c 5,284 7,836 4,950 Income tax and social contribution - current 2,058 3,175 1,741 447 391 (289) Income tax and social contribution - deferred 24b Other 2,779 4,270 3,498 Other liabilities 18b 26,010 26,362 26,920 Total liabilities 1,402,331 1,291,883 1,218,930 Capital 19a 97,148 97,148 97,148 Treasury shares 19a (1,820) (2,743) (1,882) Additional paid-in capital 19c 2,120 1,930 1,785 Appropriated reserves 19c 13,480 12,499 3,443 Unappropriated reserves 19c 29,666 26,030 23,740 (3,812) (3,486) (4,139) Cumulative other comprehensive income Total stockholders’ equity attributed to the owners of the parent company 136,782 131,378 120,095 Non-controlling interests 19d 13,684 12,978 12,289 Total stockholders’ equity 150,466 144,356 132,384 Total liabilities and stockholders' equity 1,552,797 1,436,239 1,351,314 The accompanying notes are an integral part of these consolidated financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 27 ITAÚ UNIBANCO HOLDING S.A. Consolidated Balance Sheet (In millions of Reais) Liabilities and stockholders' equity Note 12/31/2018 12/31/2017 01/01/2017 Financial Liabilities 1,151,237 1,056,717 1,012,075 1,119,734 1,024,584 982,116 At Amortized Cost Deposits 15 463,424 402,938 329,414 330,237 312,634 349,164 Securities sold under repurchase agreements 17a Interbank market debt 17b 134,670 124,587 129,648 Institutional market debt 17c 93,974 98,482 96,239 Other financial liabilities 18b 97,429 85,943 77,651 At Fair Value Through Profit or Loss 27,711 27,211 25,217 27,519 26,746 24,698 Derivatives 6 and 7 Structured notes 16 192 465 519 3,792 4,922 4,742 Provision for Expected Loss 10 Loan Commitments 2,601 3,015 2,761 Financial Guarantees 1,191 1,907 1,981 Reserves for insurance and private pension 27c 201,187 181,232 154,076 Provisions 29 18,613 19,736 20,909 Tax liabilities 24c 5,284 7,836 4,950 Income tax and social contribution - current 2,058 3,175 1,741 447 391 (289) Income tax and social contribution - deferred 24b Other 2,779 4,270 3,498 Other liabilities 18b 26,010 26,362 26,920 Total liabilities 1,402,331 1,291,883 1,218,930 Capital 19a 97,148 97,148 97,148 Treasury shares 19a (1,820) (2,743) (1,882) Additional paid-in capital 19c 2,120 1,930 1,785 Appropriated reserves 19c 13,480 12,499 3,443 Unappropriated reserves 19c 29,666 26,030 23,740 (3,812) (3,486) (4,139) Cumulative other comprehensive income Total stockholders’ equity attributed to the owners of the parent company 136,782 131,378 120,095 Non-controlling interests 19d 13,684 12,978 12,289 Total stockholders’ equity 150,466 144,356 132,384 Total liabilities and stockholders' equity 1,552,797 1,436,239 1,351,314 The accompanying notes are an integral part of these consolidated financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 27

ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Income Periods ended (In millions of Reais, except for number of shares and earnings per share information) 01/01 to 01/01 to 01/01 to Note 12/31/2018 12/31/2017 12/31/2016 Banking product 104,200 111,523 118,422 Interest, similar income and dividend 21a 133,177 145,641 162,405 Interest and similar expenses 21b (70,612) (78,330) (95,129) Adjustments to Fair Value of Financial Assets and Liabilities 21c (4,834) 4,181 7,066 Foreign exchange results and exchange variations on transactions 2,974 (250) 5,513 Banking service fees 22 36,809 34,448 31,918 Income related to insurance and private pension operations before claim and selling expenses, net of reinsurance 3,961 4,699 5,265 Income related to insurance and private pension, net of reinsurance 24,097 26,876 24,755 Change in reserves for insurance and private pension (20,136) (22,177) (19,490) Other income 2,725 1,134 1,384 Expected Loss from Financial Assets and Claims (10,182) (20,966) (24,355) Expected Loss with Loan Operations and Lease Operations 10c (10,587) (18,381) (22,466) Expected Loss with Other Financial Assets 1,633 (1,393) (404) (Expenses) Recovery of claims, net of reinsurance (1,228) (1,192) (1,485) Net Banking Product of Expected Losses from Financial Assets and Claims 94,018 90,557 94,067 Other operating income (expenses) (63,410) (59,975) (58,388) General and administrative expenses 23 (57,538) (53,494) (50,905) Tax expenses (6,619) (7,031) (8,011) Share of profit or (loss) in associates and jointly controlling entities 11 747 550 528 Income before income tax and social contribution 30,608 30,582 35,679 Current income tax and social contribution 24a (2,564) (4,539) (3,898) Deferred income tax and social contribution 24a (2,405) (2,818) (9,765) Net income 25,639 23,225 22,016 Net income attributable to owners of the parent company 25 24,907 23,193 21,627 Net income attributable to non-controlling interests 19d 732 32 389 Earnings per share - basic 25 Common 2.56 2.38 2.21 2.21 Preferred 2.56 2.38 Earnings per share - diluted 25 2.20 Common 2.55 2.36 2.20 Preferred 2.55 2.36 Weighted average number of shares outstanding - basic 25 5,027,611,714 Common 4,958,290,359 5,021,834,934 4,756,823,490 Preferred 4,759,872,085 4,734,030,111 Weighted average number of shares outstanding - diluted 25 5,027,611,714 Common 4,958,290,359 5,021,834,934 Preferred 4,815,473,777 4,796,645,028 4,821,864,280 The accompanying notes are an integral part of these consolidated financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 28 ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Income Periods ended (In millions of Reais, except for number of shares and earnings per share information) 01/01 to 01/01 to 01/01 to Note 12/31/2018 12/31/2017 12/31/2016 Banking product 104,200 111,523 118,422 Interest, similar income and dividend 21a 133,177 145,641 162,405 Interest and similar expenses 21b (70,612) (78,330) (95,129) Adjustments to Fair Value of Financial Assets and Liabilities 21c (4,834) 4,181 7,066 Foreign exchange results and exchange variations on transactions 2,974 (250) 5,513 Banking service fees 22 36,809 34,448 31,918 Income related to insurance and private pension operations before claim and selling expenses, net of reinsurance 3,961 4,699 5,265 Income related to insurance and private pension, net of reinsurance 24,097 26,876 24,755 Change in reserves for insurance and private pension (20,136) (22,177) (19,490) Other income 2,725 1,134 1,384 Expected Loss from Financial Assets and Claims (10,182) (20,966) (24,355) Expected Loss with Loan Operations and Lease Operations 10c (10,587) (18,381) (22,466) Expected Loss with Other Financial Assets 1,633 (1,393) (404) (Expenses) Recovery of claims, net of reinsurance (1,228) (1,192) (1,485) Net Banking Product of Expected Losses from Financial Assets and Claims 94,018 90,557 94,067 Other operating income (expenses) (63,410) (59,975) (58,388) General and administrative expenses 23 (57,538) (53,494) (50,905) Tax expenses (6,619) (7,031) (8,011) Share of profit or (loss) in associates and jointly controlling entities 11 747 550 528 Income before income tax and social contribution 30,608 30,582 35,679 Current income tax and social contribution 24a (2,564) (4,539) (3,898) Deferred income tax and social contribution 24a (2,405) (2,818) (9,765) Net income 25,639 23,225 22,016 Net income attributable to owners of the parent company 25 24,907 23,193 21,627 Net income attributable to non-controlling interests 19d 732 32 389 Earnings per share - basic 25 Common 2.56 2.38 2.21 2.21 Preferred 2.56 2.38 Earnings per share - diluted 25 2.20 Common 2.55 2.36 2.20 Preferred 2.55 2.36 Weighted average number of shares outstanding - basic 25 5,027,611,714 Common 4,958,290,359 5,021,834,934 4,756,823,490 Preferred 4,759,872,085 4,734,030,111 Weighted average number of shares outstanding - diluted 25 5,027,611,714 Common 4,958,290,359 5,021,834,934 Preferred 4,815,473,777 4,796,645,028 4,821,864,280 The accompanying notes are an integral part of these consolidated financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 28

ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Comprehensive Income Periods ended (In millions of Reais) 01/01 to 01/01 to 01/01 to Note 12/31/2018 12/31/2017 12/31/2016 Net income 25,639 23,225 22,016 Financial assets at fair value through other comprehensive income (166) 652 1,557 Change in fair value (576) 997 2,239 Income tax effect 270 (415) (1,193) (Gains) / losses transferred to income statement 21c 254 128 851 Income tax effect (114) (58) (340) Hedge (1,135) (571) (697) Cash flow hedge 7 (81) (29) (2,815) Change in fair value (256) (86) (5,041) Income tax effect 175 57 2,226 Hedge of net investment in foreign operation 7 (1,054) (542) 2,118 Change in fair value (1,793) (1,055) 3,760 Income tax effect 739 513 (1,642) (*) Remeasurements of liabilities for post-employment benefits (164) (10) (590) Remeasurements 26 (267) 33 (1,048) Income tax effect 103 (43) 458 Foreign exchange differences on foreign investments 1,139 582 (2,737) Total other comprehensive income (326) 653 (2,467) Total comprehensive income 25,313 23,878 19,549 Comprehensive income attributable to non-controlling interests 732 32 389 Comprehensive income attributable to the owners of the parent company 24,581 23,846 19,160 (*) Amounts that will not be subsequently reclassified to income. The accompanying notes are an integral part of these consolidated financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 29 ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Comprehensive Income Periods ended (In millions of Reais) 01/01 to 01/01 to 01/01 to Note 12/31/2018 12/31/2017 12/31/2016 Net income 25,639 23,225 22,016 Financial assets at fair value through other comprehensive income (166) 652 1,557 Change in fair value (576) 997 2,239 Income tax effect 270 (415) (1,193) (Gains) / losses transferred to income statement 21c 254 128 851 Income tax effect (114) (58) (340) Hedge (1,135) (571) (697) Cash flow hedge 7 (81) (29) (2,815) Change in fair value (256) (86) (5,041) Income tax effect 175 57 2,226 Hedge of net investment in foreign operation 7 (1,054) (542) 2,118 Change in fair value (1,793) (1,055) 3,760 Income tax effect 739 513 (1,642) (*) Remeasurements of liabilities for post-employment benefits (164) (10) (590) Remeasurements 26 (267) 33 (1,048) Income tax effect 103 (43) 458 Foreign exchange differences on foreign investments 1,139 582 (2,737) Total other comprehensive income (326) 653 (2,467) Total comprehensive income 25,313 23,878 19,549 Comprehensive income attributable to non-controlling interests 732 32 389 Comprehensive income attributable to the owners of the parent company 24,581 23,846 19,160 (*) Amounts that will not be subsequently reclassified to income. The accompanying notes are an integral part of these consolidated financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 29

ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Changes in Stockholders’ Equity (Notes 19 and 20) Periods ended December 31, 2018, 2017 and 2016 (In millions of Reais) Attributed to owners of the parent company Other comprehensive income Total Total stockholders’ stockholders’ Financial Assets Additional Remeasurements Cumulative equity – owners equity – non- Total Treasury Appropriated Unappropriated Retained Gains and at Fair Value Capital paid-in of liabilities of post- translation of the parent controlling shares reserves reserves earnings Through Other losses – capital employment adjustments company interests (2) Comprehensive hedge benefits abroad (1) Income Balance at 01/01/2016 - In accordance with IAS 39 85,148 (4,353) 1,733 10,067 20,947 - (2,771) (225) 4,822 (3,116) 112,252 1,807 114,059 Adjustments (Note 2.2) - - - - 107 - (382) - - - (275) (187) (462) Balance at 01/01/2016 8 5,148 (4,353) 1 ,733 10,067 2 1,054 - (3,153) (225) 4,822 (3,116) 111,977 1,620 113,597 Transactions with owners 12,000 2,471 52 (9,620) - (11,574) - - - - (6,671) 10,280 3,609 Capital increase - Statutory Reserve - ESM of September 14, 2016 12,000 - - (12,000) - - - - - - - - - - 2,471 (17) (2,670) - - - - - - (216) - (216) Treasury shares Acquisition of treasury shares (Note 19a) - (947) - - - - - - - - (947) - (947) Cancellation of shares - ESM of April 27, 2016 – Approved on June 7, 2016 - 2,670 - (2,670) - - - - - - - - - Result of delivery of treasury shares - 748 (17) - - - - - - - 731 - 731 Recognition of stock-based payment plans - - 69 - - - - - - - 69 - 69 (Increase) / Reduction of interest of controlling stockholders (Note 2.4a I and 3) - - - - - - - - - - - 10,373 10,373 Dividends / interest on capital – Special profit reserve (Note 19b) - - - 5,050 - (11,574) - - - - (6,524) (93) (6,617) Dividends / Interest on capital paid in 2016 - Year 2015 - Special profit reserve - - - (2,697) - - - - - - (2,697) - (2,697) Corporate reorganizations (Note 2.4 a III) - - - (1,586) - - - - - - (1,586) - (1,586) - - - - (88) - - - - - (88) - (88) Other - - - - - 21,627 1,557 (590) (2,737) (697) 19,160 389 19,549 Total comprehensive income Net income - - - - - 21,627 - - - - 21,627 389 22,016 Other comprehensive income for the period - - - - - - 1,557 (590) (2,737) (697) (2,467) - (2,467) Appropriations: Legal reserve - - - 943 - (943) - - - - - - - Statutory reserve - - - 6,336 2,774 (9,110) - - - - - - - Balance at 12/31/2016 97,148 (1,882) 1,785 3,443 23,740 - (1,596) (815) 2,085 (3,813) 120,095 12,289 132,384 Change in the period 1 2,000 2,471 52 (6,624) 2,686 - 1,557 (590) (2,737) (6 97) 8 ,118 10,669 18,787 Balance at 01/01/2017 97,148 (1,882) 1,785 3,443 23,740 (1,596) (815) 2,085 (3,813) 120,095 12,289 132,384 Transactions with owners - (861) 145 12,480 - (19,201) - - - - (7,437) 657 (6,780) Treasury shares - granting of stock options - (861) 64 (1,178) - - - - - - (1,975) - (1,975) - 1,178 - (1,178) - - - - - - - - - Cancellation of Shares – Meeting of the Board of Directors 12/15/2017 - (3,089) - - - - - - - - (3,089) - (3,089) Acquisition of treasury shares (Note 18a) Result of delivery of treasury shares - 1,050 64 - - - - - - - 1,114 - 1,114 Share-based payment – variable compensation - - 81 - - - - - - - 81 - 81 (Increase) / Reduction of interest of controlling stockholders (Note 2.4a I and 3) - - - - - - - - - - - 1,002 1,002 Dividends / interest on capital – Special profit reserve (Note 19b) - - - 13,658 - (19,201) - - - - (5,543) (345) (5,888) Dividends / Interest on capital paid in 2017 - Year 2016 - Special profit reserve - - - (5,048) - - - - - - (5,048) - (5,048) Corporate reorganizations (Note 2.4 a III) - - - (63) - - - - - - (63) - (63) Other - - - (15) - - - - - (15) - (15) - - - - - 23,193 652 (10) 582 (571) 23,846 32 23,878 Total comprehensive income - - - - - 23,193 - - - - 23,193 32 23,225 Net income Other comprehensive income for the period - - - - - - 652 (10) 582 (571) 653 - 653 Appropriations: Legal reserve - - - 1,055 (1,055) - - - - - - - Statutory reserve - - - 632 2,305 (2,937) - - - - - - - Balance at 12/31/2017 97,148 (2,743) 1,930 12,499 26,030 - (944) (825) 2,667 (4,384) 131,378 12,978 144,356 Change in the period - (8 61) 145 9,056 2 ,290 - 652 (1 0) 582 (571) 1 1,283 689 1 1,972 Balance at 01/01/2018 97,148 (2,743) 1,930 12,499 26,030 - (944) (825) 2,667 (4,384) 131,378 12,978 144,356 Transactions with owners - 923 190 14,145 - (20,848) - - - - (5,590) (26) (5,616) Treasury shares - 923 422 (534) - - - - - - 811 - 811 Acquisition of treasury shares (Note 19a) - (510) - - - - - - - - (510) - (510) - 534 - (534) - - - - - - - - - Cancellation of Shares – Meeting of the Board of Directors 02/22/2018 - 899 422 - - - - - - - 1,321 - 1,321 Result of delivery of treasury shares Recognition of stock-based payment plans - - (232) - - - - - - - (232) - (232) (Increase) / Reduction of interest of controlling stockholders (Note 2.4a I and 3) - - - - - - - - - - - 131 131 Dividends / interest on capital - - - 14,679 - (20,848) - - - - (6,169) (157) (6,326) Dividends / Interest on capital paid in 2018 - Year 2017 - Special profit reserve - - - (13,673) - - - - - - (13,673) - (13,673) Corporate reorganizations (Note 2.4 a III) - - - (592) - - - - - - (592) - (592) - - - - - 4 - - - - 4 - 4 Unclaimed dividends (3) Other - - - - 674 - - - - - 674 - 674 Total comprehensive income - - - - - 24,907 (166) (164) 1,139 (1,135) 24,581 732 25,313 Net income - - - - - 24,907 - - - - 24,907 732 25,639 Other comprehensive income for the period - - - - - - (166) (164) 1,139 (1,135) (326) - (326) Appropriations: - - - 1,097 - (1,097) - - - - - - - Legal reserve Statutory reserve - - - 4 2,962 (2,966) - - - - - - - 97,148 (1,820) 2,120 13,480 29,666 - (1,110) (989) 3,806 (5,519) 136,782 13,684 150,466 Balance at 12/31/2018 Change in the period - (9 23) (190) (9 81) (3 ,636) - 166 164 (1,139) 1,135 (5 ,404) (7 06) (6,110) (1) Includes Share of Other Comprehensive Income of Investments in Associates and Joint Ventures related to Financial Assets at Fair Value Through Other Comprehensive Income. (2) Includes Cash flow hedge and hedge of net investment in foreign operation. (3) Includes Argentina´s hyperinflation adjustment. The accompanying notes are an integral part of these consolidated financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 30 ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Changes in Stockholders’ Equity (Notes 19 and 20) Periods ended December 31, 2018, 2017 and 2016 (In millions of Reais) Attributed to owners of the parent company Other comprehensive income Total Total stockholders’ stockholders’ Financial Assets Additional Remeasurements Cumulative equity – owners equity – non- Total Treasury Appropriated Unappropriated Retained Gains and at Fair Value Capital paid-in of liabilities of post- translation of the parent controlling shares reserves reserves earnings Through Other losses – capital employment adjustments company interests (2) Comprehensive hedge benefits abroad (1) Income Balance at 01/01/2016 - In accordance with IAS 39 85,148 (4,353) 1,733 10,067 20,947 - (2,771) (225) 4,822 (3,116) 112,252 1,807 114,059 Adjustments (Note 2.2) - - - - 107 - (382) - - - (275) (187) (462) Balance at 01/01/2016 8 5,148 (4,353) 1 ,733 10,067 2 1,054 - (3,153) (225) 4,822 (3,116) 111,977 1,620 113,597 Transactions with owners 12,000 2,471 52 (9,620) - (11,574) - - - - (6,671) 10,280 3,609 Capital increase - Statutory Reserve - ESM of September 14, 2016 12,000 - - (12,000) - - - - - - - - - - 2,471 (17) (2,670) - - - - - - (216) - (216) Treasury shares Acquisition of treasury shares (Note 19a) - (947) - - - - - - - - (947) - (947) Cancellation of shares - ESM of April 27, 2016 – Approved on June 7, 2016 - 2,670 - (2,670) - - - - - - - - - Result of delivery of treasury shares - 748 (17) - - - - - - - 731 - 731 Recognition of stock-based payment plans - - 69 - - - - - - - 69 - 69 (Increase) / Reduction of interest of controlling stockholders (Note 2.4a I and 3) - - - - - - - - - - - 10,373 10,373 Dividends / interest on capital – Special profit reserve (Note 19b) - - - 5,050 - (11,574) - - - - (6,524) (93) (6,617) Dividends / Interest on capital paid in 2016 - Year 2015 - Special profit reserve - - - (2,697) - - - - - - (2,697) - (2,697) Corporate reorganizations (Note 2.4 a III) - - - (1,586) - - - - - - (1,586) - (1,586) - - - - (88) - - - - - (88) - (88) Other - - - - - 21,627 1,557 (590) (2,737) (697) 19,160 389 19,549 Total comprehensive income Net income - - - - - 21,627 - - - - 21,627 389 22,016 Other comprehensive income for the period - - - - - - 1,557 (590) (2,737) (697) (2,467) - (2,467) Appropriations: Legal reserve - - - 943 - (943) - - - - - - - Statutory reserve - - - 6,336 2,774 (9,110) - - - - - - - Balance at 12/31/2016 97,148 (1,882) 1,785 3,443 23,740 - (1,596) (815) 2,085 (3,813) 120,095 12,289 132,384 Change in the period 1 2,000 2,471 52 (6,624) 2,686 - 1,557 (590) (2,737) (6 97) 8 ,118 10,669 18,787 Balance at 01/01/2017 97,148 (1,882) 1,785 3,443 23,740 (1,596) (815) 2,085 (3,813) 120,095 12,289 132,384 Transactions with owners - (861) 145 12,480 - (19,201) - - - - (7,437) 657 (6,780) Treasury shares - granting of stock options - (861) 64 (1,178) - - - - - - (1,975) - (1,975) - 1,178 - (1,178) - - - - - - - - - Cancellation of Shares – Meeting of the Board of Directors 12/15/2017 - (3,089) - - - - - - - - (3,089) - (3,089) Acquisition of treasury shares (Note 18a) Result of delivery of treasury shares - 1,050 64 - - - - - - - 1,114 - 1,114 Share-based payment – variable compensation - - 81 - - - - - - - 81 - 81 (Increase) / Reduction of interest of controlling stockholders (Note 2.4a I and 3) - - - - - - - - - - - 1,002 1,002 Dividends / interest on capital – Special profit reserve (Note 19b) - - - 13,658 - (19,201) - - - - (5,543) (345) (5,888) Dividends / Interest on capital paid in 2017 - Year 2016 - Special profit reserve - - - (5,048) - - - - - - (5,048) - (5,048) Corporate reorganizations (Note 2.4 a III) - - - (63) - - - - - - (63) - (63) Other - - - (15) - - - - - (15) - (15) - - - - - 23,193 652 (10) 582 (571) 23,846 32 23,878 Total comprehensive income - - - - - 23,193 - - - - 23,193 32 23,225 Net income Other comprehensive income for the period - - - - - - 652 (10) 582 (571) 653 - 653 Appropriations: Legal reserve - - - 1,055 (1,055) - - - - - - - Statutory reserve - - - 632 2,305 (2,937) - - - - - - - Balance at 12/31/2017 97,148 (2,743) 1,930 12,499 26,030 - (944) (825) 2,667 (4,384) 131,378 12,978 144,356 Change in the period - (8 61) 145 9,056 2 ,290 - 652 (1 0) 582 (571) 1 1,283 689 1 1,972 Balance at 01/01/2018 97,148 (2,743) 1,930 12,499 26,030 - (944) (825) 2,667 (4,384) 131,378 12,978 144,356 Transactions with owners - 923 190 14,145 - (20,848) - - - - (5,590) (26) (5,616) Treasury shares - 923 422 (534) - - - - - - 811 - 811 Acquisition of treasury shares (Note 19a) - (510) - - - - - - - - (510) - (510) - 534 - (534) - - - - - - - - - Cancellation of Shares – Meeting of the Board of Directors 02/22/2018 - 899 422 - - - - - - - 1,321 - 1,321 Result of delivery of treasury shares Recognition of stock-based payment plans - - (232) - - - - - - - (232) - (232) (Increase) / Reduction of interest of controlling stockholders (Note 2.4a I and 3) - - - - - - - - - - - 131 131 Dividends / interest on capital - - - 14,679 - (20,848) - - - - (6,169) (157) (6,326) Dividends / Interest on capital paid in 2018 - Year 2017 - Special profit reserve - - - (13,673) - - - - - - (13,673) - (13,673) Corporate reorganizations (Note 2.4 a III) - - - (592) - - - - - - (592) - (592) - - - - - 4 - - - - 4 - 4 Unclaimed dividends (3) Other - - - - 674 - - - - - 674 - 674 Total comprehensive income - - - - - 24,907 (166) (164) 1,139 (1,135) 24,581 732 25,313 Net income - - - - - 24,907 - - - - 24,907 732 25,639 Other comprehensive income for the period - - - - - - (166) (164) 1,139 (1,135) (326) - (326) Appropriations: - - - 1,097 - (1,097) - - - - - - - Legal reserve Statutory reserve - - - 4 2,962 (2,966) - - - - - - - 97,148 (1,820) 2,120 13,480 29,666 - (1,110) (989) 3,806 (5,519) 136,782 13,684 150,466 Balance at 12/31/2018 Change in the period - (9 23) (190) (9 81) (3 ,636) - 166 164 (1,139) 1,135 (5 ,404) (7 06) (6,110) (1) Includes Share of Other Comprehensive Income of Investments in Associates and Joint Ventures related to Financial Assets at Fair Value Through Other Comprehensive Income. (2) Includes Cash flow hedge and hedge of net investment in foreign operation. (3) Includes Argentina´s hyperinflation adjustment. The accompanying notes are an integral part of these consolidated financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 30

ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Cash Flows (In millions of Reais) 01/01 to 01/01 to 01/01 to Notand 12/31/2018 12/31/2017 12/31/2016 Adjusted net income 55,841 60,431 70,570 Net income 25,639 23,225 22,016 Adjustments to net income: 30,202 37,206 48,554 Share-based payment (98) 215 127 Financial assets through Profit or Loss and Derivatives 551 452 163 Effects of changes in exchange rates on cash and cash equivalents (990) 642 17,941 Expected Loss from Financial Assets and Claims 10b 10,182 20,966 24,355 Interest and foreign exchange expense from operations with subordinated debt 8,759 4,714 942 Change in reserves for insurance and private pension 20,136 22,177 19,490 Depreciation and amortization 13 and 14 3,567 3,169 3,249 Update/charge expense provision for Civil, labor, fiscal and legal obligations 1,037 1,325 1,609 Interest expense from provision for contingent and legal liabilities 2,465 3,641 4,247 Provision for contingent and legal liabilities (199) (345) (383) Deferred taxes (excluding hedge tax effects) 24b 10,287 3,972 886 Share of profit or (loss) in associates and joint ventures (747) (550) (528) (Gain) loss on Financial assets - At fair value through other comprehensive income 254 128 851 Interest and foreign exchange income of financial assets at fair value through other comprehensive income 21c (12,808) (9,073) (2,570) Interest and foreign exchange of financial assets at amortized cost (11,402) (12,502) (17,332) (Gain) loss on sale of investments and fixed assets 23 (297) (283) (21) Impairment losses of fixed assets and intangible assets 13 and 14 167 14 (5) Other (662) (1,456) (4,467) Change in assets and liabilities (33,132) (50,039) (34,498) (Increase) decrease in assets (123,522) (97,420) (78,196) Interbank deposits (9,404) (4,391) (827) Securities purchased under agreements to resell (29,561) 5,368 (10,646) Compulsory deposits with the Central Bank of Brazil 4,689 (13,137) (19,144) Loan operations (51,919) (22,467) (29,455) Derivatives (assets / liabilities) 217 3,396 (3,858) Financial assets designated at fair value through profit or loss (13,105) (56,531) (17,743) Other financial assets (15,323) (5,328) (6) Other tax assets (1,669) (1,501) (2,183) Other assets (7,447) (2,829) 5,666 (Decrease) increase in liabilities 90,390 47,381 43,698 Deposits 60,486 73,524 36,804 Deposits received under securities repurchase agreements 17,603 (36,530) 12,521 Funds from interbank markets 10,083 (5,061) (27,238) Funds from institutional markets (1,125) 6,967 10,686 Other financial liabilities 11,486 8,292 5,892 Financial liabilities at fair value throught profit or loss (273) (54) 107 Technical reserve for insurance and private pension (1,409) 3,787 3,796 Provisions (495) (1,412) 4,030 Tax liabilities (1,739) 2,944 2,391 Other liabilities (348) (558) 1,132 Payment of income tax and social contribution (3,879) (4,518) (6,423) Net cash from (used in) operating activities 22,709 10,392 36,072 Dividends / Interest on capital received from investments in associates and jointly controlled entities 671 489 287 Cash received on financial assets - At fair value through other comprehensive income 16,622 19,695 19,127 Cash received from redemption of financial assets at amortized cost 14,991 4,025 3,473 Cash upon sale of investments in associates and jointly controlled entities 266 314 19 Cash upon sale of fixed assets 13 180 204 102 Cash upon sale of intangible assets 14 35 26 46 Purchase of financial assets at fair value through other comprehensive income (591) (21,647) (25,845) Purchase of financial assets at amortized cost (2,463) (406) (1,599) Purchase of investments in associates and jointly controlled entities (6,718) (69) (421) Purchase of fixed assets 13 (1,483) (943) (1,364) Purchase of intangible assets 14 (1,381) (2,553) (10,552) Net cash from (used in) investing activities 20,129 (865) (16,727) Funding from institutional markets 2,906 4,135 4,863 Redemptions in institutional markets (15,048) (13,573) (14,170) Change in non-controlling interests stockholders 128 1,003 10,373 Result of delivery of treasury shares 1,187 980 673 Purchase of treasury shares (510) (3,089) (947) Dividends and interest on capital paid to non-controlling interests (154) (346) (93) Dividends and interest on capital paid (20,093) (10,800) (10,769) Net cash from (used in) financing activities (31,584) (21,690) (10,070) Net increase (decrease) in cash and cash equivalents 2.4c 11,254 (12,163) 9,275 Cash and cash equivalents at the beginning of the period 83,314 96,119 104,785 Effects of changes in exchange rates on cash and cash equivalents 990 (642) (17,941) Cash and cash equivalents at the end of the period 95,558 83,314 96,119 Cash 37,159 18,749 18,542 Interbank deposits 3,295 15,327 13,358 Securities purchased under agreements to resell 55,104 49,238 64,219 Additional information on cash flow Interest received 122,405 139,895 169,618 Interest paid 84,668 71,456 79,227 Non-cash transactions Dividends and interest on capital declared and not yet paid 515 1,876 2,869 The accompanying notes are an integral part of these consolidated financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 31 ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Cash Flows (In millions of Reais) 01/01 to 01/01 to 01/01 to Notand 12/31/2018 12/31/2017 12/31/2016 Adjusted net income 55,841 60,431 70,570 Net income 25,639 23,225 22,016 Adjustments to net income: 30,202 37,206 48,554 Share-based payment (98) 215 127 Financial assets through Profit or Loss and Derivatives 551 452 163 Effects of changes in exchange rates on cash and cash equivalents (990) 642 17,941 Expected Loss from Financial Assets and Claims 10b 10,182 20,966 24,355 Interest and foreign exchange expense from operations with subordinated debt 8,759 4,714 942 Change in reserves for insurance and private pension 20,136 22,177 19,490 Depreciation and amortization 13 and 14 3,567 3,169 3,249 Update/charge expense provision for Civil, labor, fiscal and legal obligations 1,037 1,325 1,609 Interest expense from provision for contingent and legal liabilities 2,465 3,641 4,247 Provision for contingent and legal liabilities (199) (345) (383) Deferred taxes (excluding hedge tax effects) 24b 10,287 3,972 886 Share of profit or (loss) in associates and joint ventures (747) (550) (528) (Gain) loss on Financial assets - At fair value through other comprehensive income 254 128 851 Interest and foreign exchange income of financial assets at fair value through other comprehensive income 21c (12,808) (9,073) (2,570) Interest and foreign exchange of financial assets at amortized cost (11,402) (12,502) (17,332) (Gain) loss on sale of investments and fixed assets 23 (297) (283) (21) Impairment losses of fixed assets and intangible assets 13 and 14 167 14 (5) Other (662) (1,456) (4,467) Change in assets and liabilities (33,132) (50,039) (34,498) (Increase) decrease in assets (123,522) (97,420) (78,196) Interbank deposits (9,404) (4,391) (827) Securities purchased under agreements to resell (29,561) 5,368 (10,646) Compulsory deposits with the Central Bank of Brazil 4,689 (13,137) (19,144) Loan operations (51,919) (22,467) (29,455) Derivatives (assets / liabilities) 217 3,396 (3,858) Financial assets designated at fair value through profit or loss (13,105) (56,531) (17,743) Other financial assets (15,323) (5,328) (6) Other tax assets (1,669) (1,501) (2,183) Other assets (7,447) (2,829) 5,666 (Decrease) increase in liabilities 90,390 47,381 43,698 Deposits 60,486 73,524 36,804 Deposits received under securities repurchase agreements 17,603 (36,530) 12,521 Funds from interbank markets 10,083 (5,061) (27,238) Funds from institutional markets (1,125) 6,967 10,686 Other financial liabilities 11,486 8,292 5,892 Financial liabilities at fair value throught profit or loss (273) (54) 107 Technical reserve for insurance and private pension (1,409) 3,787 3,796 Provisions (495) (1,412) 4,030 Tax liabilities (1,739) 2,944 2,391 Other liabilities (348) (558) 1,132 Payment of income tax and social contribution (3,879) (4,518) (6,423) Net cash from (used in) operating activities 22,709 10,392 36,072 Dividends / Interest on capital received from investments in associates and jointly controlled entities 671 489 287 Cash received on financial assets - At fair value through other comprehensive income 16,622 19,695 19,127 Cash received from redemption of financial assets at amortized cost 14,991 4,025 3,473 Cash upon sale of investments in associates and jointly controlled entities 266 314 19 Cash upon sale of fixed assets 13 180 204 102 Cash upon sale of intangible assets 14 35 26 46 Purchase of financial assets at fair value through other comprehensive income (591) (21,647) (25,845) Purchase of financial assets at amortized cost (2,463) (406) (1,599) Purchase of investments in associates and jointly controlled entities (6,718) (69) (421) Purchase of fixed assets 13 (1,483) (943) (1,364) Purchase of intangible assets 14 (1,381) (2,553) (10,552) Net cash from (used in) investing activities 20,129 (865) (16,727) Funding from institutional markets 2,906 4,135 4,863 Redemptions in institutional markets (15,048) (13,573) (14,170) Change in non-controlling interests stockholders 128 1,003 10,373 Result of delivery of treasury shares 1,187 980 673 Purchase of treasury shares (510) (3,089) (947) Dividends and interest on capital paid to non-controlling interests (154) (346) (93) Dividends and interest on capital paid (20,093) (10,800) (10,769) Net cash from (used in) financing activities (31,584) (21,690) (10,070) Net increase (decrease) in cash and cash equivalents 2.4c 11,254 (12,163) 9,275 Cash and cash equivalents at the beginning of the period 83,314 96,119 104,785 Effects of changes in exchange rates on cash and cash equivalents 990 (642) (17,941) Cash and cash equivalents at the end of the period 95,558 83,314 96,119 Cash 37,159 18,749 18,542 Interbank deposits 3,295 15,327 13,358 Securities purchased under agreements to resell 55,104 49,238 64,219 Additional information on cash flow Interest received 122,405 139,895 169,618 Interest paid 84,668 71,456 79,227 Non-cash transactions Dividends and interest on capital declared and not yet paid 515 1,876 2,869 The accompanying notes are an integral part of these consolidated financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 31

ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Added Value (In millions of Reais) 01/01 to 01/01 to 01/01 to 12/31/2018 12/31/2017 12/31/2016 Income 165,858 1 70,079 190,681 Interest, similar income and Dividends 131,317 149,572 1 74,984 Banking services 36,809 3 4,448 3 1,918 Income related to insurance and private pension operations before claim and selling expenses, net of reinsurance 3 ,961 4 ,699 5 ,265 Expected Loss with Other Financial Assets (8,954) (19,774) (2 2,870) Other 2,725 1,134 1 ,384 Expenses (79,454) (88,463) (1 04,050) Interest and similar income (70,612) (78,330) (95,129) Other (8 ,842) (10,133) (8 ,921) Inputs purchased from third parties (20,180) (16,775) (16,634) Materials, energy and others (339) (350) (3 13) Third party services (4,482) (4,161) (4,340) Other (15,359) (1 2,264) (1 1,981) Data processing and telecommunications (4,273) (4 ,152) (3,966) Advertising, promotions and publication (1,419) (1 ,167) (1,036) Installations (1 ,740) (1,664) (1,586) Transportation (350) (3 39) (3 91) Security (754) (723) (7 16) Travel expenses (2 32) (2 14) (199) Other (6,591) (4 ,005) (4 ,087) Gross added value 66,224 6 4,841 69,997 Depreciation and amortization (3 ,332) (3,034) (2,995) Net added value produced by the company 62,892 61,807 67,002 Added value received through transfer 747 550 528 Total added value to be distributed 6 3,639 62,357 6 7,530 Distribution of added value 6 3,639 6 2,357 6 7,530 Personnel 22,275 20,925 20,321 Compensation 17,125 16,235 1 6,287 Benefits 4,243 3,840 3,569 FGTS – government severance pay fund 907 850 465 Taxes, fees and contributions 1 4,159 1 6,739 2 3,713 Federal 1 2,722 15,226 22,995 Municipal 1 ,437 1,513 718 Return on third parties’ assets - Rent 1,566 1 ,468 1 ,480 Return on own assets 2 5,639 2 3,225 2 2,016 Dividends and interest on capital 2 0,848 1 9,201 1 1,574 Retained earnings / (loss) attributable to controlling shareholders 4 ,059 3 ,992 10,053 Retained earnings attributable to non-controlling shareholders 732 32 389 The accompanying notes are an integral part of these financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 32 ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Added Value (In millions of Reais) 01/01 to 01/01 to 01/01 to 12/31/2018 12/31/2017 12/31/2016 Income 165,858 1 70,079 190,681 Interest, similar income and Dividends 131,317 149,572 1 74,984 Banking services 36,809 3 4,448 3 1,918 Income related to insurance and private pension operations before claim and selling expenses, net of reinsurance 3 ,961 4 ,699 5 ,265 Expected Loss with Other Financial Assets (8,954) (19,774) (2 2,870) Other 2,725 1,134 1 ,384 Expenses (79,454) (88,463) (1 04,050) Interest and similar income (70,612) (78,330) (95,129) Other (8 ,842) (10,133) (8 ,921) Inputs purchased from third parties (20,180) (16,775) (16,634) Materials, energy and others (339) (350) (3 13) Third party services (4,482) (4,161) (4,340) Other (15,359) (1 2,264) (1 1,981) Data processing and telecommunications (4,273) (4 ,152) (3,966) Advertising, promotions and publication (1,419) (1 ,167) (1,036) Installations (1 ,740) (1,664) (1,586) Transportation (350) (3 39) (3 91) Security (754) (723) (7 16) Travel expenses (2 32) (2 14) (199) Other (6,591) (4 ,005) (4 ,087) Gross added value 66,224 6 4,841 69,997 Depreciation and amortization (3 ,332) (3,034) (2,995) Net added value produced by the company 62,892 61,807 67,002 Added value received through transfer 747 550 528 Total added value to be distributed 6 3,639 62,357 6 7,530 Distribution of added value 6 3,639 6 2,357 6 7,530 Personnel 22,275 20,925 20,321 Compensation 17,125 16,235 1 6,287 Benefits 4,243 3,840 3,569 FGTS – government severance pay fund 907 850 465 Taxes, fees and contributions 1 4,159 1 6,739 2 3,713 Federal 1 2,722 15,226 22,995 Municipal 1 ,437 1,513 718 Return on third parties’ assets - Rent 1,566 1 ,468 1 ,480 Return on own assets 2 5,639 2 3,225 2 2,016 Dividends and interest on capital 2 0,848 1 9,201 1 1,574 Retained earnings / (loss) attributable to controlling shareholders 4 ,059 3 ,992 10,053 Retained earnings attributable to non-controlling shareholders 732 32 389 The accompanying notes are an integral part of these financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 32

ITAÚ UNIBANCO HOLDING S.A. Notes to the Consolidated Financial Statements At 12/31/2018, 12/31/2017 and 01/01/2017 for balance sheet accounts and From 01/01 to 12/31 of 2018, 2017 and 2016 for income statement accounts (In millions of Reais, except information per share) Note 1 - Overview Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company, organized and existing under the Laws of Brazil. The head office is located at Praça Alfredo Egydio de Souza Aranha, n° 100, in the city of São Paulo, state of São Paulo, Brazil. ITAÚ UNIBANCO HOLDING is present in 19 countries and offers a wide variety of financial products and services to individual and corporate customers, through its branches, subsidiaries and international affiliates. It operates in all modalities of banking activities, by means of its portfolios: commercial; investment; mortgage loans; loans, financing and investment; lease and foreign exchange transactions. Its operations are divided into three segments: Retail Bank, Wholesale Bank, and Activities with the Market + Corporation. Further detailed segment information is presented in Note 30. ITAÚ UNIBANCO HOLDING is a holding company controlled by Itaú Unibanco Participações S.A. (“IUPAR”), a holding company which owns 51.71% of our common shares, and which is jointly controlled by (i) Itaúsa Investimentos Itaú S.A. (“Itaúsa”), a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) Companhia E. Johnston de Participações (“E. Johnston”), a holding company controlled by the Moreira Salles family. Itaúsa also directly holds 39.21% of ITAÚ UNIBANCO HOLDING common shares. These consolidated financial statements were approved by the Executive Board on February 04, 2019. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 33 ITAÚ UNIBANCO HOLDING S.A. Notes to the Consolidated Financial Statements At 12/31/2018, 12/31/2017 and 01/01/2017 for balance sheet accounts and From 01/01 to 12/31 of 2018, 2017 and 2016 for income statement accounts (In millions of Reais, except information per share) Note 1 - Overview Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company, organized and existing under the Laws of Brazil. The head office is located at Praça Alfredo Egydio de Souza Aranha, n° 100, in the city of São Paulo, state of São Paulo, Brazil. ITAÚ UNIBANCO HOLDING is present in 19 countries and offers a wide variety of financial products and services to individual and corporate customers, through its branches, subsidiaries and international affiliates. It operates in all modalities of banking activities, by means of its portfolios: commercial; investment; mortgage loans; loans, financing and investment; lease and foreign exchange transactions. Its operations are divided into three segments: Retail Bank, Wholesale Bank, and Activities with the Market + Corporation. Further detailed segment information is presented in Note 30. ITAÚ UNIBANCO HOLDING is a holding company controlled by Itaú Unibanco Participações S.A. (“IUPAR”), a holding company which owns 51.71% of our common shares, and which is jointly controlled by (i) Itaúsa Investimentos Itaú S.A. (“Itaúsa”), a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) Companhia E. Johnston de Participações (“E. Johnston”), a holding company controlled by the Moreira Salles family. Itaúsa also directly holds 39.21% of ITAÚ UNIBANCO HOLDING common shares. These consolidated financial statements were approved by the Executive Board on February 04, 2019. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 33

Note 2 – Significant accounting policies 2.1. Basis of preparation The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING were prepared taking into account the requirements and guidelines set out by the National Monetary Council (CMN), which established that as from December 31, 2010 annual Consolidated Financial Statements are to be prepared in accordance with the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). In the preparation of these Consolidated Financial Statements, ITAÚ UNIBANCO HOLDING adopted the criteria for recognition, measurement and disclosure established in the IFRS and in the interpretations of the International Financial Reporting Interpretation Committee (IFRIC). Management believes that the information included in these Consolidated Financial Statements is relevant and a faithful representation of the information used in the management of the ITAÚ UNIBANCO HOLDING. 2.2. New accounting standards and new accounting standards changes and interpretations a) Accounting standards applicable for period ended December 31, 2018 · IFRS 9 – Financial Instruments: The pronouncement replaces IAS 39 - Financial Instruments: Recognition and Measurement. IFRS 9 is applicable to all financial assets and liabilities and will be st retrospectively adopted on the date the standard becomes effective, on January 1 , 2018. The new rule is structured to contemplate the pillars (l) Classification and measurement of financial assets, (ll) Impairment and (lll) Hedge accounting. Transition for IFRS 9 The main changes identified by ITAÚ UNIBANCO HOLDING due to the adoption of IFRS 9 are related to the classification, measurement and impairment of financial assets. ITAÚ UNIBANCO HOLDING will continue applying the hedge accounting requirements set forth in IAS 39 and retrospectively applied the other criteria of st IFRS 9 as from January 1 , 2016. (I) Classification and Measurement of Financial Assets and Liabilities IFRS 9 introduces the concept of business model and assessment of characteristics of contractual cash flows (Solely Payment of Principal and Interest Test – SPPI Test) for classification of financial assets. · Business Model: represents the way the entity manages its financial assets; · SPPI Test: assessment of cash flows generated by the financial instrument aiming at checking whether they represent solely payments of principal and interest. ITAÚ UNIBANCO HOLDING conducted a detailed analysis of its business models and characteristics of its cash flows of financial assets, and the main changes resulting from the adoption of IFRS 9 are: · The classification categories of financial assets Held to maturity, Available for sale, Held for trading and Loans and receivables have ceased to exist. · Three measurement categories of financial assets were introduced: - Amortized Cost: used when financial assets are managed to obtain contractual cash flows, constituted solely of payments of principal and interest. A significant portion of financial assets previously classified in Loans and Receivables, Held to Maturity and Available for Sale was accounted for in this category; - Fair Value Through Other Comprehensive Income: used when financial assets are held both for obtaining contractual cash flows, constituted solely by payments of principal and interest, and for sale. The remaining portion of financial assets previously accounted for as Available for Sale was classified in this category; and Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 34 Note 2 – Significant accounting policies 2.1. Basis of preparation The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING were prepared taking into account the requirements and guidelines set out by the National Monetary Council (CMN), which established that as from December 31, 2010 annual Consolidated Financial Statements are to be prepared in accordance with the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). In the preparation of these Consolidated Financial Statements, ITAÚ UNIBANCO HOLDING adopted the criteria for recognition, measurement and disclosure established in the IFRS and in the interpretations of the International Financial Reporting Interpretation Committee (IFRIC). Management believes that the information included in these Consolidated Financial Statements is relevant and a faithful representation of the information used in the management of the ITAÚ UNIBANCO HOLDING. 2.2. New accounting standards and new accounting standards changes and interpretations a) Accounting standards applicable for period ended December 31, 2018 · IFRS 9 – Financial Instruments: The pronouncement replaces IAS 39 - Financial Instruments: Recognition and Measurement. IFRS 9 is applicable to all financial assets and liabilities and will be st retrospectively adopted on the date the standard becomes effective, on January 1 , 2018. The new rule is structured to contemplate the pillars (l) Classification and measurement of financial assets, (ll) Impairment and (lll) Hedge accounting. Transition for IFRS 9 The main changes identified by ITAÚ UNIBANCO HOLDING due to the adoption of IFRS 9 are related to the classification, measurement and impairment of financial assets. ITAÚ UNIBANCO HOLDING will continue applying the hedge accounting requirements set forth in IAS 39 and retrospectively applied the other criteria of st IFRS 9 as from January 1 , 2016. (I) Classification and Measurement of Financial Assets and Liabilities IFRS 9 introduces the concept of business model and assessment of characteristics of contractual cash flows (Solely Payment of Principal and Interest Test – SPPI Test) for classification of financial assets. · Business Model: represents the way the entity manages its financial assets; · SPPI Test: assessment of cash flows generated by the financial instrument aiming at checking whether they represent solely payments of principal and interest. ITAÚ UNIBANCO HOLDING conducted a detailed analysis of its business models and characteristics of its cash flows of financial assets, and the main changes resulting from the adoption of IFRS 9 are: · The classification categories of financial assets Held to maturity, Available for sale, Held for trading and Loans and receivables have ceased to exist. · Three measurement categories of financial assets were introduced: - Amortized Cost: used when financial assets are managed to obtain contractual cash flows, constituted solely of payments of principal and interest. A significant portion of financial assets previously classified in Loans and Receivables, Held to Maturity and Available for Sale was accounted for in this category; - Fair Value Through Other Comprehensive Income: used when financial assets are held both for obtaining contractual cash flows, constituted solely by payments of principal and interest, and for sale. The remaining portion of financial assets previously accounted for as Available for Sale was classified in this category; and Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 34

- Fair Value Through Profit or Loss: used for financial assets that do not meet the aforementioned criteria. Derivatives and financial assets Held for Trading were recorded in this category. · In the initial adoption, there were designations of equity instruments at fair value through other comprehensive income. · The existing designations of financial assets/liabilities at fair value through profit or loss were maintained and there were no new designations. · Financial assets which cash flows were modified (without derecognition) had their gross carrying amount recalculated, according to IFRS 9 requirements, and the effects of this change were recognized in profit or loss. ITAÚ UNIBANCO HOLDING maintained the classification of financial liabilities unchanged, which continue being measured at amortized cost or fair value through profit or loss, in the event they had been previously designated. (II) Impairment The requirements for assessment of impairment of financial assets are based on an expected credit loss model. The main changes in the accounting policy of ITAÚ UNIBANCO HOLDING for impairment are listed below. The expected credit loss model includes the use of prospective information and classification of financial assets in three stages: · Stage 1 – 12-month expected credit loss: represents default events possible within 12 months. Applicable to financial assets originated or purchased without credit recovery issues; · Stage 2 – Lifetime expected credit loss of financial instrument: considers all possible default events. Applicable to financial assets originated or purchased without credit recovery issues and which credit risk has increased significantly; and · Stage 3 – Credit loss expected for credit-impaired assets: considers all possible default events. Applicable to financial assets originated or purchased with credit recovery issues. The measurement of assets classified in this stage is different from Stage 2 due to the recognition of interest income by applying the effective interest rate at amortized cost (net of provision) rather than at the gross carrying amount. An asset will migrate from a phase as its credit risk increases or decreases. Therefore, a financial asset that migrated to phases 2 and 3 may return to phase 1, unless it was originated or purchased with credit recovery issues. The change in the calculation model of expected credit loss gave rise to an increase in the provision recorded in the consolidated financial statements of ITAÚ UNIBANCO HOLDING due to the change in measurement of financial assets, and loss revaluation considering prospective criteria. (III) Hedge accounting The hedge accounting requirements are closed aligned with risk management and should be applied on a prospective basis. ITAÚ UNIBANCO HOLDING will continue applying all requirements for hedge accounting set forth in IAS 39, as permitted by IFRS 9. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 35 - Fair Value Through Profit or Loss: used for financial assets that do not meet the aforementioned criteria. Derivatives and financial assets Held for Trading were recorded in this category. · In the initial adoption, there were designations of equity instruments at fair value through other comprehensive income. · The existing designations of financial assets/liabilities at fair value through profit or loss were maintained and there were no new designations. · Financial assets which cash flows were modified (without derecognition) had their gross carrying amount recalculated, according to IFRS 9 requirements, and the effects of this change were recognized in profit or loss. ITAÚ UNIBANCO HOLDING maintained the classification of financial liabilities unchanged, which continue being measured at amortized cost or fair value through profit or loss, in the event they had been previously designated. (II) Impairment The requirements for assessment of impairment of financial assets are based on an expected credit loss model. The main changes in the accounting policy of ITAÚ UNIBANCO HOLDING for impairment are listed below. The expected credit loss model includes the use of prospective information and classification of financial assets in three stages: · Stage 1 – 12-month expected credit loss: represents default events possible within 12 months. Applicable to financial assets originated or purchased without credit recovery issues; · Stage 2 – Lifetime expected credit loss of financial instrument: considers all possible default events. Applicable to financial assets originated or purchased without credit recovery issues and which credit risk has increased significantly; and · Stage 3 – Credit loss expected for credit-impaired assets: considers all possible default events. Applicable to financial assets originated or purchased with credit recovery issues. The measurement of assets classified in this stage is different from Stage 2 due to the recognition of interest income by applying the effective interest rate at amortized cost (net of provision) rather than at the gross carrying amount. An asset will migrate from a phase as its credit risk increases or decreases. Therefore, a financial asset that migrated to phases 2 and 3 may return to phase 1, unless it was originated or purchased with credit recovery issues. The change in the calculation model of expected credit loss gave rise to an increase in the provision recorded in the consolidated financial statements of ITAÚ UNIBANCO HOLDING due to the change in measurement of financial assets, and loss revaluation considering prospective criteria. (III) Hedge accounting The hedge accounting requirements are closed aligned with risk management and should be applied on a prospective basis. ITAÚ UNIBANCO HOLDING will continue applying all requirements for hedge accounting set forth in IAS 39, as permitted by IFRS 9. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 35

Reconciliation of Stockholders' Equity and Net Income between IAS 39 and IFRS 9 12/31/2017 12/31/2016 01/01/2016 Reference Stockholders' Stockholders' Stockholders' Net Income Net Income Equity Equity Equity In accordance with IAS 39 (excluding non-controlling interests) 134,840 23,903 122,582 23,263 112,252 Adjustments arising from changes in the financial asset write-off a 2,402 (78) 2,462 201 2,280 policy, net of tax effects In accordance with IAS 39 (excluding non-controlling interests) 137,242 23,825 125,044 23,464 114,532 Expected loss b (9,858) (1,948) (7,915) (3,438) (4,615) Loan operations and Finance leases (8,574) (1,192) (7,385) (2,259) (5,189) Other financial assets (1,284) (756) (530) (1,179) 574 Change in financial assets c 138 101 36 36 - Adjustment to fair value of financial assets d (540) 359 (787) 514 (661) Effect of adoption of investments in Associates / Jointly-Controlled (116) - - - - Companies Deferred taxes on the above adjustments 4,324 522 3,774 1,164 2,534 Interest of non-controlling stockholders 188 334 (57) (113) 187 Total adjustments (5,864) (632) (4,949) (1,837) (2,555) In accordance with IFRS 9 - attributable to controlling 131,378 23,193 120,095 21,627 111,977 stockholders In accordance with IFRS 9 - attributable to non-controlling 12,978 32 12,289 389 1,620 stockholders In accordance with IFRS 9 - attributable to controlling and non- 144,356 23,225 132,384 22,016 113,597 controlling stockholders (a) Change in the policy for partial write-off of financial assets, in accordance with IAS 8, which caused the proportional treatment as asset, aligning the recovery behavior of financial assets and their economic realization. (b) Change in the calculation model based on loss incurred (IAS 39) for expected loss, considering prospective information. (c) Adequacy of gross carrying amount of financial assets that had their cash flows modified (without write-off), and which balances were recalculated in accordance with IFRS 9. (d) Change in the measurement model of financial assets due to the new categories introduced by IFRS 9. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 36 Reconciliation of Stockholders' Equity and Net Income between IAS 39 and IFRS 9 12/31/2017 12/31/2016 01/01/2016 Reference Stockholders' Stockholders' Stockholders' Net Income Net Income Equity Equity Equity In accordance with IAS 39 (excluding non-controlling interests) 134,840 23,903 122,582 23,263 112,252 Adjustments arising from changes in the financial asset write-off a 2,402 (78) 2,462 201 2,280 policy, net of tax effects In accordance with IAS 39 (excluding non-controlling interests) 137,242 23,825 125,044 23,464 114,532 Expected loss b (9,858) (1,948) (7,915) (3,438) (4,615) Loan operations and Finance leases (8,574) (1,192) (7,385) (2,259) (5,189) Other financial assets (1,284) (756) (530) (1,179) 574 Change in financial assets c 138 101 36 36 - Adjustment to fair value of financial assets d (540) 359 (787) 514 (661) Effect of adoption of investments in Associates / Jointly-Controlled (116) - - - - Companies Deferred taxes on the above adjustments 4,324 522 3,774 1,164 2,534 Interest of non-controlling stockholders 188 334 (57) (113) 187 Total adjustments (5,864) (632) (4,949) (1,837) (2,555) In accordance with IFRS 9 - attributable to controlling 131,378 23,193 120,095 21,627 111,977 stockholders In accordance with IFRS 9 - attributable to non-controlling 12,978 32 12,289 389 1,620 stockholders In accordance with IFRS 9 - attributable to controlling and non- 144,356 23,225 132,384 22,016 113,597 controlling stockholders (a) Change in the policy for partial write-off of financial assets, in accordance with IAS 8, which caused the proportional treatment as asset, aligning the recovery behavior of financial assets and their economic realization. (b) Change in the calculation model based on loss incurred (IAS 39) for expected loss, considering prospective information. (c) Adequacy of gross carrying amount of financial assets that had their cash flows modified (without write-off), and which balances were recalculated in accordance with IFRS 9. (d) Change in the measurement model of financial assets due to the new categories introduced by IFRS 9. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 36

ITAÚ UNIBANCO HOLDING S.A. Consolidated Balance Sheet at 01/01/2016 (In million Reais) IAS 39 01/01/2016 IFRS 9 01/01/2016 Remeasurements / (a) Assets Categories Balance Reclassifications Categories Balance (b) Changes Cash and deposits on demand 18,544 - - - Central Bank compulsory depositsn to Brazil 66,556 (66,556) - - Interbank deposits 30,525 (30,525) - - Securities purchased under agreements to resell 254,404 (254,404) - - Financial assets held for trading Held for trading 164,311 (164,311) - - Pledged as collateral 11,008 (11,008) - - Other Financial assets held for trading 153,303 (153,303) - - Financial assets designated at fair value through profit or loss Available for sale 642 (642) - - Derivatives 26,755 (26,755) - - Available-for-sale financial assets Available for sale 86,045 (86,045) - - Pledged as collateral 16,706 (16,706) - - Other Available-for-sale financial assets 69,339 (69,339) - - Held-to-maturity financial assets Held to maturity 42,185 (42,185) - - Pledged as collateral 9,460 (9,460) - - Other Held-to-maturity financial assets 32,725 (32,725) - - Loan operations and lease operations portfolio, net Loans and receivables 447,404 (447,404) - - Loan operations and lease operations portfolio 474,248 (474,248) - - (-) Allowance for loan and lease losses (26,844) 26,844 - - Other financial assets - 53,506 (53,506) - Cash and deposits on demand 18,544 - - 18,544 Financial assets - 1,172,333 2,513 1,174,846 Central Bank compulsory deposits to Brazil - 66,556 - 66,556 - At amortized cost 874,360 1,589 amortized cost 875,949 Interbank deposits - 30,525 - 30,525 Securities purchased under agreements to resell - 254,404 - 254,404 Securities - 88,521 (1,007) 87,514 474,248 4,142 Loan operations and lease operations portfolio - 478,390 Other financial assets - 53,506 - 53,506 (-) Provision for expected loss - (26,844) (1,546) (28,390) fair value through other 26,069 2,532 28,601 At fair value through other comprehensive income - comprehensive income Securities - 26,069 2,532 28,601 - fair value through profit or loss At fair value through profit or loss 205,348 (1,608) 203,740 Securities - 178,593 (1,608) 176,985 Derivatives - 26,755 - 26,755 4,399 - - Investments in subsidiaries and jointly controlling entities 4,399 Fixed assets, net 8,541 - - 8,541 Goodwill and Intangible assets, net 8,352 - - 8,352 Tax assets 52,149 - 3,193 55,342 Other assets 12,097 - 82 12,179 Total assets 1,276,415 - 5,788 1,282,203 Liabilities and stockholders' equity IAS 39 01/01/2016 IFRS 9 01/01/2016 Remeasurements / (a) Categories Balance Reclassifications Categories Balance (b) Changes Deposits 292,610 (292,610) - - - Securities sold under repurchase agreements 336,643 (336,643) - - - Financial liabilities held for trading 412 (412) - - - Derivatives 31,071 (31,071) - - - Interbank market debt 156,886 (156,886) - - - Institutional market debt 93,918 (93,918) - - - Other financial liabilities 68,715 (68,715) - - - Reserves for insurance and private pension 129,305 - - - - Liabilities for capitalization plans 3,044 (3,044) - - - Provisions 18,994 - - - - Tax liabilities 4,971 - - - - Other liabilities 25,787 - - - - 1,162,356 - - - - Total liabilities Financial liabilities - 983,299 3,643 986,942 At amortized cost - 951,816 - 951,816 Deposits - 292,610 - 292,610 Securities sold under repurchase agreements - 336,643 - 336,643 Interbank market debt - 156,886 - 156,886 Institutional market debt - 93,918 - 93,918 Other financial liabilities - 71,759 71,759 Financial Liabilities Designated at At fair value through profit or loss 31,483 31,483 - - Fair Value Through Profit or Loss Derivatives - 31,071 - 31,071 Others - 412 - 412 Provision for expected loss - - 3,643 3,643 Loan commitments - - 2,820 2,820 Financial guarantees - - 823 823 Reserves for insurance and private pension 129,305 - - 129,305 Provisions 18,994 - 18,994 Tax liabilities 4,971 - 2,606 7,577 Other liabilities 25,787 - 1 25,788 Total liabilities 179,057 983,299 6,250 1,168,606 Total stockholders’ equity attributed to the owners of the parent company 112,252 - (275) 111,977 Non-controlling interests 1,807 - (187) 1,620 Total stockholders’ equity 114,059 - (462) 113,597 Total liabilities and stockholders' equity 1,276,415 - 5,788 1,282,203 (a) Reclassifications: refer to reclassifications of financial assets between categories of measurement at fair value and amortized cost; (b) Remeasurements: refer to expected credit loss and adjustment to fair value of financial assets reclassified between measurement categories; and financial assets changed and not written-off, which balances were recalculated in accordance with IFRS 9. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 37 ITAÚ UNIBANCO HOLDING S.A. Consolidated Balance Sheet at 01/01/2016 (In million Reais) IAS 39 01/01/2016 IFRS 9 01/01/2016 Remeasurements / (a) Assets Categories Balance Reclassifications Categories Balance (b) Changes Cash and deposits on demand 18,544 - - - Central Bank compulsory depositsn to Brazil 66,556 (66,556) - - Interbank deposits 30,525 (30,525) - - Securities purchased under agreements to resell 254,404 (254,404) - - Financial assets held for trading Held for trading 164,311 (164,311) - - Pledged as collateral 11,008 (11,008) - - Other Financial assets held for trading 153,303 (153,303) - - Financial assets designated at fair value through profit or loss Available for sale 642 (642) - - Derivatives 26,755 (26,755) - - Available-for-sale financial assets Available for sale 86,045 (86,045) - - Pledged as collateral 16,706 (16,706) - - Other Available-for-sale financial assets 69,339 (69,339) - - Held-to-maturity financial assets Held to maturity 42,185 (42,185) - - Pledged as collateral 9,460 (9,460) - - Other Held-to-maturity financial assets 32,725 (32,725) - - Loan operations and lease operations portfolio, net Loans and receivables 447,404 (447,404) - - Loan operations and lease operations portfolio 474,248 (474,248) - - (-) Allowance for loan and lease losses (26,844) 26,844 - - Other financial assets - 53,506 (53,506) - Cash and deposits on demand 18,544 - - 18,544 Financial assets - 1,172,333 2,513 1,174,846 Central Bank compulsory deposits to Brazil - 66,556 - 66,556 - At amortized cost 874,360 1,589 amortized cost 875,949 Interbank deposits - 30,525 - 30,525 Securities purchased under agreements to resell - 254,404 - 254,404 Securities - 88,521 (1,007) 87,514 474,248 4,142 Loan operations and lease operations portfolio - 478,390 Other financial assets - 53,506 - 53,506 (-) Provision for expected loss - (26,844) (1,546) (28,390) fair value through other 26,069 2,532 28,601 At fair value through other comprehensive income - comprehensive income Securities - 26,069 2,532 28,601 - fair value through profit or loss At fair value through profit or loss 205,348 (1,608) 203,740 Securities - 178,593 (1,608) 176,985 Derivatives - 26,755 - 26,755 4,399 - - Investments in subsidiaries and jointly controlling entities 4,399 Fixed assets, net 8,541 - - 8,541 Goodwill and Intangible assets, net 8,352 - - 8,352 Tax assets 52,149 - 3,193 55,342 Other assets 12,097 - 82 12,179 Total assets 1,276,415 - 5,788 1,282,203 Liabilities and stockholders' equity IAS 39 01/01/2016 IFRS 9 01/01/2016 Remeasurements / (a) Categories Balance Reclassifications Categories Balance (b) Changes Deposits 292,610 (292,610) - - - Securities sold under repurchase agreements 336,643 (336,643) - - - Financial liabilities held for trading 412 (412) - - - Derivatives 31,071 (31,071) - - - Interbank market debt 156,886 (156,886) - - - Institutional market debt 93,918 (93,918) - - - Other financial liabilities 68,715 (68,715) - - - Reserves for insurance and private pension 129,305 - - - - Liabilities for capitalization plans 3,044 (3,044) - - - Provisions 18,994 - - - - Tax liabilities 4,971 - - - - Other liabilities 25,787 - - - - 1,162,356 - - - - Total liabilities Financial liabilities - 983,299 3,643 986,942 At amortized cost - 951,816 - 951,816 Deposits - 292,610 - 292,610 Securities sold under repurchase agreements - 336,643 - 336,643 Interbank market debt - 156,886 - 156,886 Institutional market debt - 93,918 - 93,918 Other financial liabilities - 71,759 71,759 Financial Liabilities Designated at At fair value through profit or loss 31,483 31,483 - - Fair Value Through Profit or Loss Derivatives - 31,071 - 31,071 Others - 412 - 412 Provision for expected loss - - 3,643 3,643 Loan commitments - - 2,820 2,820 Financial guarantees - - 823 823 Reserves for insurance and private pension 129,305 - - 129,305 Provisions 18,994 - 18,994 Tax liabilities 4,971 - 2,606 7,577 Other liabilities 25,787 - 1 25,788 Total liabilities 179,057 983,299 6,250 1,168,606 Total stockholders’ equity attributed to the owners of the parent company 112,252 - (275) 111,977 Non-controlling interests 1,807 - (187) 1,620 Total stockholders’ equity 114,059 - (462) 113,597 Total liabilities and stockholders' equity 1,276,415 - 5,788 1,282,203 (a) Reclassifications: refer to reclassifications of financial assets between categories of measurement at fair value and amortized cost; (b) Remeasurements: refer to expected credit loss and adjustment to fair value of financial assets reclassified between measurement categories; and financial assets changed and not written-off, which balances were recalculated in accordance with IFRS 9. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 37

ITAÚ UNIBANCO HOLDING S.A. Consolidated Balance Sheet at 12/31/2017 (In million Reais) IAS 39 12/31/2017 IFRS 9 12/31/2017 Remeasurements / Assets (b) (a) Changes Categories Balance Reclassifications Categories Balance Cash and deposits on demand 18,749 - - - Central Bank compulsory depositsn to Brazil 98,837 (98,837) - - Interbank deposits 29,053 (29,053) - - Securities purchased under agreements to resell 244,707 (244,707) - - Financial assets held for trading Held for trading 270,121 (270,121) - - Pledged as collateral 30,585 (30,585) - - Other Financial assets held for trading 239,536 (239,536) - - Financial assets designated at fair value through profit or loss Available for sale 1,746 (1,746) - - Derivatives 22,843 (22,843) - - Available-for-sale financial assets Available for sale 102,284 (102,284) - - Pledged as collateral 33,671 (33,671) - - Other Available-for-sale financial assets 68,613 (68,613) - - Held-to-maturity financial assets Held to maturity 36,560 (36,560) - - Pledged as collateral 974 (974) - - Other Held-to-maturity financial assets 35,586 (35,586) - - Loan operations and lease operations portfolio, net Loans and receivables 465,472 (465,472) - - 493,367 (493,367) - Loan operations and lease operations portfolio - (-) Allowance for loan and lease losses (27,895) 27,895 - - Other financial assets 59,568 (59,568) - - 18,749 - Cash and deposits on demand - 18,749 Financial assets - 1,331,191 (940) 1,330,251 Central Bank compulsory deposits to Brazil - 98,837 - 98,837 At amortized cost - 909,104 (3,375) Amortized cost 905,729 Interbank deposits - 29,053 (5) 29,048 Securities purchased under agreements to resell - 244,707 - 244,707 Securities - 110,304 1,120 111,424 Loan operations and lease operations portfolio - 493,367 4,352 497,719 Other financial assets - 59,568 - 59,568 (27,895) (8,842) (-) Provision for expected loss - (36,737) At fair value through other comprehensive income - 49,029 3,120 Fair value through other comprhensive income 52,149 Securities - 49,029 3,120 52,149 At fair value through profit or loss - 274,221 (685) Fair value through profit or loss 273,536 Securities - 251,378 (685) 250,693 Derivatives - 22,843 - 22,843 Investments in subsidiaries and jointly controlling entities 5,171 - (116) 5,055 Fixed assets, net 7,359 - - 7,359 Goodwill and Intangible assets, net 19,383 - - 19,383 Tax assets 41,927 - 2,322 44,249 Other assets 11,189 - 4 11,193 Total assets 1,434,969 - 1,270 1,436,239 IAS 39 12/31/2017 IFRS 9 12/31/2017 Remeasurements / Liabilities and stockholders' equity (b) Changes (a) Categories Balance Reclassifications Categories Balance Deposits 402,938 (402,938) - - Securities sold under repurchase agreements 312,634 (312,634) - - Financial liabilities held for trading 465 (465) - - Derivatives 26,746 (26,746) - - Interbank market debt 129,616 (129,616) - - Institutional market debt 98,482 (98,482) - - Other financial liabilities 77,613 (77,613) - - Reserves for insurance and private pension 181,232 - - - Liabilities for capitalization plans 3,301 (3,301) - - Provisions 19,736 - - - Tax liabilities 7,839 - - - Other liabilities 26,361 - - - Total liabilities 1,286,963 - - - Financial liabilities - 1,051,795 4,922 1,056,717 - At amortized cost 1,024,584 - 1,024,584 Deposits - 402,938 - 402,938 Securities sold under repurchase agreements - 312,634 - 312,634 Interbank market debt - 124,587 - 124,587 Institutional market debt - 98,482 - 98,482 Other financial liabilities - 85,943 - 85,943 Financial Liabilities Designated at Fair Value At fair value through profit or loss 27,211 - 27,211 Through Profit or Loss - Derivatives - 26,746 - 26,746 Others - 465 - 465 Provision for expected loss - - 4,922 4,922 Loan commitments - - 3,015 3,015 Financial guarantees - - 1,907 1,907 Reserves for insurance and private pension 181,232 - - 181,232 Provisions 19,736 - - 19,736 Tax liabilities 7,839 - (3) 7,836 Other liabilities 26,361 - 1 26,362 Total liabilities 235,168 1,051,795 4,920 1,291,883 Total stockholders’ equity attributed to the owners of the parent company 134,840 - (3,462) 131,378 Non-controlling interests 13,166 - (188) 12,978 Total stockholders’ equity 148,006 - (3,650) 144,356 Total liabilities and stockholders' equity 1,434,969 - 1,270 1,436,239 (a) Reclassifications: refer to reclassifications of financial assets between categories of measurement at fair value and amortized cost; (b) Remeasurements: refer to expected credit loss and adjustment to fair value of financial assets reclassified between measurement categories; and financial assets changed and not written-off, which balances were recalculated in accordance with IFRS 9. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 38 ITAÚ UNIBANCO HOLDING S.A. Consolidated Balance Sheet at 12/31/2017 (In million Reais) IAS 39 12/31/2017 IFRS 9 12/31/2017 Remeasurements / Assets (b) (a) Changes Categories Balance Reclassifications Categories Balance Cash and deposits on demand 18,749 - - - Central Bank compulsory depositsn to Brazil 98,837 (98,837) - - Interbank deposits 29,053 (29,053) - - Securities purchased under agreements to resell 244,707 (244,707) - - Financial assets held for trading Held for trading 270,121 (270,121) - - Pledged as collateral 30,585 (30,585) - - Other Financial assets held for trading 239,536 (239,536) - - Financial assets designated at fair value through profit or loss Available for sale 1,746 (1,746) - - Derivatives 22,843 (22,843) - - Available-for-sale financial assets Available for sale 102,284 (102,284) - - Pledged as collateral 33,671 (33,671) - - Other Available-for-sale financial assets 68,613 (68,613) - - Held-to-maturity financial assets Held to maturity 36,560 (36,560) - - Pledged as collateral 974 (974) - - Other Held-to-maturity financial assets 35,586 (35,586) - - Loan operations and lease operations portfolio, net Loans and receivables 465,472 (465,472) - - 493,367 (493,367) - Loan operations and lease operations portfolio - (-) Allowance for loan and lease losses (27,895) 27,895 - - Other financial assets 59,568 (59,568) - - 18,749 - Cash and deposits on demand - 18,749 Financial assets - 1,331,191 (940) 1,330,251 Central Bank compulsory deposits to Brazil - 98,837 - 98,837 At amortized cost - 909,104 (3,375) Amortized cost 905,729 Interbank deposits - 29,053 (5) 29,048 Securities purchased under agreements to resell - 244,707 - 244,707 Securities - 110,304 1,120 111,424 Loan operations and lease operations portfolio - 493,367 4,352 497,719 Other financial assets - 59,568 - 59,568 (27,895) (8,842) (-) Provision for expected loss - (36,737) At fair value through other comprehensive income - 49,029 3,120 Fair value through other comprhensive income 52,149 Securities - 49,029 3,120 52,149 At fair value through profit or loss - 274,221 (685) Fair value through profit or loss 273,536 Securities - 251,378 (685) 250,693 Derivatives - 22,843 - 22,843 Investments in subsidiaries and jointly controlling entities 5,171 - (116) 5,055 Fixed assets, net 7,359 - - 7,359 Goodwill and Intangible assets, net 19,383 - - 19,383 Tax assets 41,927 - 2,322 44,249 Other assets 11,189 - 4 11,193 Total assets 1,434,969 - 1,270 1,436,239 IAS 39 12/31/2017 IFRS 9 12/31/2017 Remeasurements / Liabilities and stockholders' equity (b) Changes (a) Categories Balance Reclassifications Categories Balance Deposits 402,938 (402,938) - - Securities sold under repurchase agreements 312,634 (312,634) - - Financial liabilities held for trading 465 (465) - - Derivatives 26,746 (26,746) - - Interbank market debt 129,616 (129,616) - - Institutional market debt 98,482 (98,482) - - Other financial liabilities 77,613 (77,613) - - Reserves for insurance and private pension 181,232 - - - Liabilities for capitalization plans 3,301 (3,301) - - Provisions 19,736 - - - Tax liabilities 7,839 - - - Other liabilities 26,361 - - - Total liabilities 1,286,963 - - - Financial liabilities - 1,051,795 4,922 1,056,717 - At amortized cost 1,024,584 - 1,024,584 Deposits - 402,938 - 402,938 Securities sold under repurchase agreements - 312,634 - 312,634 Interbank market debt - 124,587 - 124,587 Institutional market debt - 98,482 - 98,482 Other financial liabilities - 85,943 - 85,943 Financial Liabilities Designated at Fair Value At fair value through profit or loss 27,211 - 27,211 Through Profit or Loss - Derivatives - 26,746 - 26,746 Others - 465 - 465 Provision for expected loss - - 4,922 4,922 Loan commitments - - 3,015 3,015 Financial guarantees - - 1,907 1,907 Reserves for insurance and private pension 181,232 - - 181,232 Provisions 19,736 - - 19,736 Tax liabilities 7,839 - (3) 7,836 Other liabilities 26,361 - 1 26,362 Total liabilities 235,168 1,051,795 4,920 1,291,883 Total stockholders’ equity attributed to the owners of the parent company 134,840 - (3,462) 131,378 Non-controlling interests 13,166 - (188) 12,978 Total stockholders’ equity 148,006 - (3,650) 144,356 Total liabilities and stockholders' equity 1,434,969 - 1,270 1,436,239 (a) Reclassifications: refer to reclassifications of financial assets between categories of measurement at fair value and amortized cost; (b) Remeasurements: refer to expected credit loss and adjustment to fair value of financial assets reclassified between measurement categories; and financial assets changed and not written-off, which balances were recalculated in accordance with IFRS 9. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 38

· IFRS 15 – Revenue from Contracts with Customers: The pronouncement replaces IAS 18 – Revenue and IAS 11 – Construction Contracts, as well as respective interpretations (IFRICs 13, 15 and 18). It requires that the recognition of revenue reflect the transfer of goods or services to the st client. This standard is effective for the years beginning January 1 , 2018 and there are no impacts for the Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING. · Amendment to IFRS 4 – Insurance Contracts – Joint application of IFRS 9: The amendment enables entities that are issuers of insurance contracts to mitigate possible impacts of the adoption of IFRS 9 – Financial Instruments before the effectiveness of IFRS 17 – Insurance Contracts, through two options: · Temporary exemption: adoption of IFRS 9 together with IFRS 17, as from January 2021. This option is applicable only to entities with significant insurance activities (over 80% of total liabilities) and that have not applied IFRS 9 in advance; · Overlay approach: adoption of IFRS 9, however, for assets reclassified to the category Fair Value through Profit or Loss, transferring the effects of the adoption of IFRS 9 from Income for the Period to Other Comprehensive Income until the effectiveness of IFRS 17. Liabilities related to insurance contracts are not representative as compared to total liabilities of ITAÚ UNIBANCO HOLDING. In 2018, ITAÚ UNIBANCO HOLDING adopted IFRS 9 for all financial assets of insurance entities, and, therefore, will not use the aforementioned options. b) Accounting standards recently issued and applicable in future periods · Change in Conceptual Framework – In March, 2018, o IASB issued a review of the Conceptual Framework and the main changes refer to: definitions of assets and liabilities, recognition criteria, write-off, measurement, presentation and disclosure for equity elements and result. st These changes are effective for the years started on January 1 , 2020 and possible impacts are being assessed and will be completed by the date they are in force. · IFRS 16 – Leases – The pronouncement replaces IAS 17 - Leases, and related interpretations (IFRIC 4, SIC 15 and SIC 27). It eliminates the accounting for operating lease agreements for the lessee, presenting only one lease model, that consists of: (a) initially recognizing all lease in assets (Right-of-Use Asset) and liabilities (Other liabilities) at present value; and (b) recognizing depreciation of Right-of-Use Asset and interest from lease separately in the result. This standard is effective for annual periods beginning on January 1st, 2019. The modified retrospective transition method will be applied, which does not require the presentation of comparative information, and liabilities and the Right-of-Use Asset are stated at present value of remaining installments. Transition to IFRS 16 will cause a variation not exceeding 0.5% of Total Assets, with no impact on Stockholders’ Equity. · IFRS 17 – Insurance Contracts: The pronouncement replaces IFRS 4 – Insurance Contracts and presents three approaches for assessment: · General Model: applicable to all contracts, particularly the long-term contracts; · Premium Allocation Approach (PAA): applicable to contracts which term is up to 12 months and with modestly complex cash flows. It is simpler than the standard model; however, it can be used only when it produces results similar to those that would be obtained it the standard model was used; · Variable Fee Approach: approach specific for contracts with participation in the result of investments. Insurance contracts should be recognized based on the analysis of four components: · Expected Future Cash Flows: estimate of all components of cash flow of the contract, considering inflows and outflows; · Risk Adjustment: estimate of offset required by deviations that may occur between cash flows; Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 39 · IFRS 15 – Revenue from Contracts with Customers: The pronouncement replaces IAS 18 – Revenue and IAS 11 – Construction Contracts, as well as respective interpretations (IFRICs 13, 15 and 18). It requires that the recognition of revenue reflect the transfer of goods or services to the st client. This standard is effective for the years beginning January 1 , 2018 and there are no impacts for the Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING. · Amendment to IFRS 4 – Insurance Contracts – Joint application of IFRS 9: The amendment enables entities that are issuers of insurance contracts to mitigate possible impacts of the adoption of IFRS 9 – Financial Instruments before the effectiveness of IFRS 17 – Insurance Contracts, through two options: · Temporary exemption: adoption of IFRS 9 together with IFRS 17, as from January 2021. This option is applicable only to entities with significant insurance activities (over 80% of total liabilities) and that have not applied IFRS 9 in advance; · Overlay approach: adoption of IFRS 9, however, for assets reclassified to the category Fair Value through Profit or Loss, transferring the effects of the adoption of IFRS 9 from Income for the Period to Other Comprehensive Income until the effectiveness of IFRS 17. Liabilities related to insurance contracts are not representative as compared to total liabilities of ITAÚ UNIBANCO HOLDING. In 2018, ITAÚ UNIBANCO HOLDING adopted IFRS 9 for all financial assets of insurance entities, and, therefore, will not use the aforementioned options. b) Accounting standards recently issued and applicable in future periods · Change in Conceptual Framework – In March, 2018, o IASB issued a review of the Conceptual Framework and the main changes refer to: definitions of assets and liabilities, recognition criteria, write-off, measurement, presentation and disclosure for equity elements and result. st These changes are effective for the years started on January 1 , 2020 and possible impacts are being assessed and will be completed by the date they are in force. · IFRS 16 – Leases – The pronouncement replaces IAS 17 - Leases, and related interpretations (IFRIC 4, SIC 15 and SIC 27). It eliminates the accounting for operating lease agreements for the lessee, presenting only one lease model, that consists of: (a) initially recognizing all lease in assets (Right-of-Use Asset) and liabilities (Other liabilities) at present value; and (b) recognizing depreciation of Right-of-Use Asset and interest from lease separately in the result. This standard is effective for annual periods beginning on January 1st, 2019. The modified retrospective transition method will be applied, which does not require the presentation of comparative information, and liabilities and the Right-of-Use Asset are stated at present value of remaining installments. Transition to IFRS 16 will cause a variation not exceeding 0.5% of Total Assets, with no impact on Stockholders’ Equity. · IFRS 17 – Insurance Contracts: The pronouncement replaces IFRS 4 – Insurance Contracts and presents three approaches for assessment: · General Model: applicable to all contracts, particularly the long-term contracts; · Premium Allocation Approach (PAA): applicable to contracts which term is up to 12 months and with modestly complex cash flows. It is simpler than the standard model; however, it can be used only when it produces results similar to those that would be obtained it the standard model was used; · Variable Fee Approach: approach specific for contracts with participation in the result of investments. Insurance contracts should be recognized based on the analysis of four components: · Expected Future Cash Flows: estimate of all components of cash flow of the contract, considering inflows and outflows; · Risk Adjustment: estimate of offset required by deviations that may occur between cash flows; Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 39

· Contractual Margin: difference between any amounts received before the beginning of the contract coverage and present value of cash flows estimated in the beginning of the contract; · Discount: projected cash flows should be discounted at present value, to reflect the time value of money, at rates that reflect the characteristics of respective flows. st This standard is effective for annual periods beginning on January 1 , 2021. Possible impacts are being assessed and will be completed by the date this standard is effective. 2.3. Critical accounting estimates and judgments The preparation of Consolidated Financial Statements in accordance with IFRS requires Management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent assets and liabilities at the date of the Consolidated Financial Statements, due to uncertainties and high level of subjectivity involved in the recognition and measurement of certain items. Estimates and judgments considered more relevant by ITAÚ UNIBANCO HOLDING are detailed below: a) Consolidation Controlled entities are all entities to which ITAÚ UNIBANCO HOLDING is exposed, or is entitled to variable returns of involvement with the entity and that can affect these returns through its power on the entity.Control assessment is conducted on a continuous basis. Controlled entities are consolidated from the date control is established to the date on which control ceases to exist. b) Goodwill The review of goodwill due to impairment reflects the Management's best estimate for future cash flows of Cash Generating Units (CGU). These flows are subject to market conditions and uncertain factors, such as: · Cash flows projected for periods of available forecasts and long-term assumptions for these flows; · Discount rates, since they generally reflect financial and economic variables, such as risk-free interest rate and a risk premium. c) Expected Credit Loss The measurement of expected credit loss requires the application of significant assumptions, such as: · Maturity term: ITAÚ UNIBANCO HOLDING considers the maximum contractual period on which it will be exposed to financial instrument’s credit risk. However, the estimated useful life of assets that do not have a determined maturity is based on the period of exposure to credit risk. Additionally, all contractual terms are considered when determining the expected life, including prepayment and rollover options. · Prospective information: IFRS 9 requires a balanced and impartial estimate of credit loss that comprises forecasts of future economic conditions. ITAÚ UNIBANCO HOLDING uses prospective macroeconomic information and public information with projections prepared internally to determine the impact of these estimates on the calculation of expected credit loss. · Probability-weighted loss scenarios: ITAÚ UNIBANCO HOLDING uses weighted scenarios to determine credit loss expected in a proper observation horizon. · Determining criteria for significant increase or decrease in credit risk: in each period of the consolidated financial statements, ITAÚ UNIBANCO HOLDING assesses whether the credit risk on a financial asset has increased significantly using relative and absolute triggers (indicators) by product and by country. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 40 · Contractual Margin: difference between any amounts received before the beginning of the contract coverage and present value of cash flows estimated in the beginning of the contract; · Discount: projected cash flows should be discounted at present value, to reflect the time value of money, at rates that reflect the characteristics of respective flows. st This standard is effective for annual periods beginning on January 1 , 2021. Possible impacts are being assessed and will be completed by the date this standard is effective. 2.3. Critical accounting estimates and judgments The preparation of Consolidated Financial Statements in accordance with IFRS requires Management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent assets and liabilities at the date of the Consolidated Financial Statements, due to uncertainties and high level of subjectivity involved in the recognition and measurement of certain items. Estimates and judgments considered more relevant by ITAÚ UNIBANCO HOLDING are detailed below: a) Consolidation Controlled entities are all entities to which ITAÚ UNIBANCO HOLDING is exposed, or is entitled to variable returns of involvement with the entity and that can affect these returns through its power on the entity.Control assessment is conducted on a continuous basis. Controlled entities are consolidated from the date control is established to the date on which control ceases to exist. b) Goodwill The review of goodwill due to impairment reflects the Management's best estimate for future cash flows of Cash Generating Units (CGU). These flows are subject to market conditions and uncertain factors, such as: · Cash flows projected for periods of available forecasts and long-term assumptions for these flows; · Discount rates, since they generally reflect financial and economic variables, such as risk-free interest rate and a risk premium. c) Expected Credit Loss The measurement of expected credit loss requires the application of significant assumptions, such as: · Maturity term: ITAÚ UNIBANCO HOLDING considers the maximum contractual period on which it will be exposed to financial instrument’s credit risk. However, the estimated useful life of assets that do not have a determined maturity is based on the period of exposure to credit risk. Additionally, all contractual terms are considered when determining the expected life, including prepayment and rollover options. · Prospective information: IFRS 9 requires a balanced and impartial estimate of credit loss that comprises forecasts of future economic conditions. ITAÚ UNIBANCO HOLDING uses prospective macroeconomic information and public information with projections prepared internally to determine the impact of these estimates on the calculation of expected credit loss. · Probability-weighted loss scenarios: ITAÚ UNIBANCO HOLDING uses weighted scenarios to determine credit loss expected in a proper observation horizon. · Determining criteria for significant increase or decrease in credit risk: in each period of the consolidated financial statements, ITAÚ UNIBANCO HOLDING assesses whether the credit risk on a financial asset has increased significantly using relative and absolute triggers (indicators) by product and by country. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 40

Brazilian and foreign government securities are considered with low credit risk, and therefore they remain in stage 1, in accordance with a study conducted by ITAÚ UNIBANCO HOLDING. Significant increase in credit risk: ITAÚ UNIBANCO HOLDING assesses several factors to determine a significant increase in credit risk, such as: the counterparty, type and characteristics of the product and region in which it was taken out, considering the following objective criteria as minimum factors: · Phase 1 to phase 2: default exceeding 30 days, except for payroll loans for public bodies, which recognition is made after 45 days in arrears; · Phase 2 to phase 3: default exceeding 90 days, except for the mortgage loan portfolio, which uses 180 days in arrears as a parameter for phase migration. ITAÚ UNIBANCO HOLDING assesses whether the credit risk has significantly increased on an individual or collective basis. For collective assessment purposes, financial assets are grouped based on characteristics of shared credit risk, considering the type of instrument, credit risk classifications, initial recognition date, remaining term, industry, geographical location of the counterparty, among other significant factors. Macroeconomic scenarios: This information involves inherent risks, market uncertainties and other factors that may give rise to results different from expected, including changes in market conditions and economic policy, recessions or fluctuations in indicators different from expected. d) Change to Financial Assets The factors used to determine whether there was substantial change to a contract are: change to contractual cash flows and significant extensions in the operation term due to the debtor's financial constraints, significant changes to interest rate and changes to the currency in which the operation is denominated. e) Transfer of Financial Assets Financial assets are written off when all their risks and benefits are transferred. In this assessment, ITAÚ UNIBANCO HOLDING considers if: there is no obligation to make payments unless the due amounts are received (assets); there is no prohibition to sell these assets or pledge them as guarantee; and there is no obligation to send all proceedings received from assets without a significant delay. f) Write-off of Financial Assets When there are no reasonable expectations of recovery of a financial asset, considering historical curves, its total or partial write-off is carried out concurrently with the use of the related allowance for expected credit loss, with no effect on the Consolidated Statement of Income of ITAÚ UNIBANCO HOLDING. Subsequent recoveries of amounts previously written off are accounted for as income in the Consolidated Statement of Income. g) Deferred income tax and social contribution As explained in Note 2.4j, deferred tax assets are recognized only in relation to temporary differences and tax assets and loss for offset to the extent it is probable that ITAÚ UNIBANCO HOLDING will generate future taxable profit for its use. The expected realization of deferred tax assets is based on the projection of future taxable profits and technical studies, as disclosed in Note 24. h) Fair value of financial instruments, including derivatives The fair value of financial instruments, including Derivatives that are not traded in active markets is calculated by using valuation techniques based on assumptions that consider market information and conditions. The main assumptions are: historical data, information on similar transactions and pricing techniques. For more complex or illiquid instruments, significant judgment is necessary to determine the model used with the selection of specific inputs and, in certain cases, evaluation adjustments are applied to the model amount our price quoted for financial instruments that are not actively traded. The methodologies used to estimate the fair value of certain financial instruments are described in Note 28. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 41 Brazilian and foreign government securities are considered with low credit risk, and therefore they remain in stage 1, in accordance with a study conducted by ITAÚ UNIBANCO HOLDING. Significant increase in credit risk: ITAÚ UNIBANCO HOLDING assesses several factors to determine a significant increase in credit risk, such as: the counterparty, type and characteristics of the product and region in which it was taken out, considering the following objective criteria as minimum factors: · Phase 1 to phase 2: default exceeding 30 days, except for payroll loans for public bodies, which recognition is made after 45 days in arrears; · Phase 2 to phase 3: default exceeding 90 days, except for the mortgage loan portfolio, which uses 180 days in arrears as a parameter for phase migration. ITAÚ UNIBANCO HOLDING assesses whether the credit risk has significantly increased on an individual or collective basis. For collective assessment purposes, financial assets are grouped based on characteristics of shared credit risk, considering the type of instrument, credit risk classifications, initial recognition date, remaining term, industry, geographical location of the counterparty, among other significant factors. Macroeconomic scenarios: This information involves inherent risks, market uncertainties and other factors that may give rise to results different from expected, including changes in market conditions and economic policy, recessions or fluctuations in indicators different from expected. d) Change to Financial Assets The factors used to determine whether there was substantial change to a contract are: change to contractual cash flows and significant extensions in the operation term due to the debtor's financial constraints, significant changes to interest rate and changes to the currency in which the operation is denominated. e) Transfer of Financial Assets Financial assets are written off when all their risks and benefits are transferred. In this assessment, ITAÚ UNIBANCO HOLDING considers if: there is no obligation to make payments unless the due amounts are received (assets); there is no prohibition to sell these assets or pledge them as guarantee; and there is no obligation to send all proceedings received from assets without a significant delay. f) Write-off of Financial Assets When there are no reasonable expectations of recovery of a financial asset, considering historical curves, its total or partial write-off is carried out concurrently with the use of the related allowance for expected credit loss, with no effect on the Consolidated Statement of Income of ITAÚ UNIBANCO HOLDING. Subsequent recoveries of amounts previously written off are accounted for as income in the Consolidated Statement of Income. g) Deferred income tax and social contribution As explained in Note 2.4j, deferred tax assets are recognized only in relation to temporary differences and tax assets and loss for offset to the extent it is probable that ITAÚ UNIBANCO HOLDING will generate future taxable profit for its use. The expected realization of deferred tax assets is based on the projection of future taxable profits and technical studies, as disclosed in Note 24. h) Fair value of financial instruments, including derivatives The fair value of financial instruments, including Derivatives that are not traded in active markets is calculated by using valuation techniques based on assumptions that consider market information and conditions. The main assumptions are: historical data, information on similar transactions and pricing techniques. For more complex or illiquid instruments, significant judgment is necessary to determine the model used with the selection of specific inputs and, in certain cases, evaluation adjustments are applied to the model amount our price quoted for financial instruments that are not actively traded. The methodologies used to estimate the fair value of certain financial instruments are described in Note 28. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 41

i) Defined benefit pension plan The current amount of pension plans is obtained from actuarial calculations, which use assumptions as discount rate, which is appropriated at the end of each year and used to determine the present value of estimated future cash outflows. To determine the appropriate discount rate, ITAÚ UNIBANCO HOLDING considers the interest rates of National Treasury Notes that have maturity terms approximating the terms of the respective liabilities. The main assumptions on Pension plan obligations are based on, in part, current market conditions. Additional information is disclosed in Note 26. j) Provisions, contingencies and legal liabilities ITAÚ UNIBANCO HOLDING periodically reviews its contingencies. These contingencies are evaluated based on Management´s best estimates, taking into account the opinion of legal counsel when there is a likelihood that financial resources will be required to settle the obligations and the amounts may be reasonably estimated. Contingencies classified as probable losses are recognized in the Balance Sheet under Provisions. Contingent amounts are measured using appropriate models and criteria, despite the uncertainty surrounding the ultimate timing and amounts. Provisions, contingencies and other commitments are detailed in Note 29. k) Technical provisions for insurance and private pension Technical provisions are liabilities arising from obligations of ITAÚ UNIBANCO HOLDING to its policyholders and participants. These obligations may be short term liabilities (property and casualty insurance) or medium and long term liabilities (life insurance and pension plans). The determination of the actuarial liability is subject to several uncertainties inherent in the coverage of insurance and pension contracts, such as assumptions of persistence, mortality, disability, life expectancy, morbidity, expenses, frequency and severity of claims, conversion of benefits into annuities, redemptions and return on assets. The estimates for these assumptions are based on the historical experience of ITAÚ UNIBANCO HOLDING, benchmarks and experience of the actuary, in order to comply with best market practices and the continuous review of the actuarial liability. The adjustments resulting from these continuous improvements, when necessary, are recognized in the statement of income for the corresponding period. Additional information is described in Note 27. 2.4. Summary of main accounting practices a) Consolidation l. Subsidiaries In accordance with IFRS 10 - Consolidated Financial Statements, subsidiaries are all entities in which ITAÚ UNIBANCO HOLDING holds control. Consolidated financial statements are prepared using consistent accounting policies. Balances of result and balance sheet accounts and intercompany transactions between consolidated companies are eliminated. From the 3rd quarter of 2018, ITAÚ UNIBANCO HOLDING started adjusting the financial statements of its subsidiaries in Argentina to reflect the effects of hyperinflation, pursuant to IAS 29 – Financial Reporting in Hyperinflationary Economies. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 42 i) Defined benefit pension plan The current amount of pension plans is obtained from actuarial calculations, which use assumptions as discount rate, which is appropriated at the end of each year and used to determine the present value of estimated future cash outflows. To determine the appropriate discount rate, ITAÚ UNIBANCO HOLDING considers the interest rates of National Treasury Notes that have maturity terms approximating the terms of the respective liabilities. The main assumptions on Pension plan obligations are based on, in part, current market conditions. Additional information is disclosed in Note 26. j) Provisions, contingencies and legal liabilities ITAÚ UNIBANCO HOLDING periodically reviews its contingencies. These contingencies are evaluated based on Management´s best estimates, taking into account the opinion of legal counsel when there is a likelihood that financial resources will be required to settle the obligations and the amounts may be reasonably estimated. Contingencies classified as probable losses are recognized in the Balance Sheet under Provisions. Contingent amounts are measured using appropriate models and criteria, despite the uncertainty surrounding the ultimate timing and amounts. Provisions, contingencies and other commitments are detailed in Note 29. k) Technical provisions for insurance and private pension Technical provisions are liabilities arising from obligations of ITAÚ UNIBANCO HOLDING to its policyholders and participants. These obligations may be short term liabilities (property and casualty insurance) or medium and long term liabilities (life insurance and pension plans). The determination of the actuarial liability is subject to several uncertainties inherent in the coverage of insurance and pension contracts, such as assumptions of persistence, mortality, disability, life expectancy, morbidity, expenses, frequency and severity of claims, conversion of benefits into annuities, redemptions and return on assets. The estimates for these assumptions are based on the historical experience of ITAÚ UNIBANCO HOLDING, benchmarks and experience of the actuary, in order to comply with best market practices and the continuous review of the actuarial liability. The adjustments resulting from these continuous improvements, when necessary, are recognized in the statement of income for the corresponding period. Additional information is described in Note 27. 2.4. Summary of main accounting practices a) Consolidation l. Subsidiaries In accordance with IFRS 10 - Consolidated Financial Statements, subsidiaries are all entities in which ITAÚ UNIBANCO HOLDING holds control. Consolidated financial statements are prepared using consistent accounting policies. Balances of result and balance sheet accounts and intercompany transactions between consolidated companies are eliminated. From the 3rd quarter of 2018, ITAÚ UNIBANCO HOLDING started adjusting the financial statements of its subsidiaries in Argentina to reflect the effects of hyperinflation, pursuant to IAS 29 – Financial Reporting in Hyperinflationary Economies. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 42

The following table shows the main consolidated companies, which together represent over 95% of total consolidated assets, as well as the interests of ITAÚ UNIBANCO HOLDING in their voting capital at 12/31/2018 and 12/31/2017. Interest in voting Interest in total Functional Incorporation Activity capital at capital at (*) currency country 12/31/2018 12/31/2017 12/31/2018 12/31/2017 Domestic Banco Itaú BBA S.A. Brazil Financial institution 100.00% 100.00% 100.00% 100.00% Banco Itaú Consignado S.A. Brazil Financial institution 100.00% 100.00% 100.00% 100.00% Banco Itaucard S.A. Brazil Financial institution 100.00% 100.00% 100.00% 100.00% Banco Itauleasing S.A. Brazil Financial institution 100.00% 100.00% 100.00% 100.00% Cia. Itaú de Capitalização Brazil 100.00% 100.00% 100.00% 100.00% Capitalization Dibens Leasing S.A. - Arrendamento Mercantil Brazil Leasing 100.00% 100.00% 100.00% 100.00% Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento Brazil Consumer finance credit 50.00% 50.00% 50.00% 50.00% Hipercard Banco Múltiplo S.A. Brazil Financial institution 100.00% 100.00% 100.00% 100.00% Itauseg Seguradora S.A. Brazil Insurance 100.00% 99.99% 100.00% 99.99% Itaú Corretora de Valores S.A. Brazil Broker 100.00% 100.00% 100.00% 100.00% Itaú Seguros S.A. Brazil 100.00% 100.00% 100.00% 100.00% Insurance Itaú Unibanco S.A. Brazil Financial institution 100.00% 100.00% 100.00% 100.00% Itaú Vida e Previdência S.A. Brazil Pension plan 100.00% 100.00% 100.00% 100.00% Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento Brazil Consumer finance credit 50.00% 50.00% 50.00% 50.00% Redecard S.A. Brazil Acquirer 100.00% 100.00% 100.00% 100.00% Foreing Itaú CorpBanca Colombia S.A. Colombia 25.28% 23.90% 25.28% 23.90% (Note 3) Colombian peso Financial institution Banco Itaú Argentina S.A. Argentinian peso Argentina Financial institution 100.00% 100.00% 100.00% 100.00% Banco Itaú (Suisse) SA Swiss franc Switzerland Financial institution 100.00% 100.00% 100.00% 100.00% Banco Itaú Paraguay S.A. Guarani Paraguay Financial institution 100.00% 100.00% 100.00% 100.00% Banco Itaú Uruguay S.A. Uruguayan peso Uruguay Financial institution 100.00% 100.00% 100.00% 100.00% Itau Bank, Ltd. Real Cayman Islands Financial institution 100.00% 100.00% 100.00% 100.00% Itaú BBA Colombia S.A. Corporacion Financiera Colombian peso 100.00% 100.00% 100.00% 100.00% Colombia Financial institution Itau BBA International plc Dollar United Kingdom Financial institution 100.00% 100.00% 100.00% 100.00% United States Broker Itau BBA USA Securities Inc. Real 100.00% 100.00% 100.00% 100.00% (Note 3) Chilean peso Chile Financial institution 38.14% 36.06% 38.14% 36.06% Itaú CorpBanca (*) All foreign branches and subsidiaries of ITAÚ UNIBANCO HOLDING have functional currency equal to that of the controlling entity, except for CorpBanca New York Branch, which functional currency is the dollar. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 43 The following table shows the main consolidated companies, which together represent over 95% of total consolidated assets, as well as the interests of ITAÚ UNIBANCO HOLDING in their voting capital at 12/31/2018 and 12/31/2017. Interest in voting Interest in total Functional Incorporation Activity capital at capital at (*) currency country 12/31/2018 12/31/2017 12/31/2018 12/31/2017 Domestic Banco Itaú BBA S.A. Brazil Financial institution 100.00% 100.00% 100.00% 100.00% Banco Itaú Consignado S.A. Brazil Financial institution 100.00% 100.00% 100.00% 100.00% Banco Itaucard S.A. Brazil Financial institution 100.00% 100.00% 100.00% 100.00% Banco Itauleasing S.A. Brazil Financial institution 100.00% 100.00% 100.00% 100.00% Cia. Itaú de Capitalização Brazil 100.00% 100.00% 100.00% 100.00% Capitalization Dibens Leasing S.A. - Arrendamento Mercantil Brazil Leasing 100.00% 100.00% 100.00% 100.00% Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento Brazil Consumer finance credit 50.00% 50.00% 50.00% 50.00% Hipercard Banco Múltiplo S.A. Brazil Financial institution 100.00% 100.00% 100.00% 100.00% Itauseg Seguradora S.A. Brazil Insurance 100.00% 99.99% 100.00% 99.99% Itaú Corretora de Valores S.A. Brazil Broker 100.00% 100.00% 100.00% 100.00% Itaú Seguros S.A. Brazil 100.00% 100.00% 100.00% 100.00% Insurance Itaú Unibanco S.A. Brazil Financial institution 100.00% 100.00% 100.00% 100.00% Itaú Vida e Previdência S.A. Brazil Pension plan 100.00% 100.00% 100.00% 100.00% Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento Brazil Consumer finance credit 50.00% 50.00% 50.00% 50.00% Redecard S.A. Brazil Acquirer 100.00% 100.00% 100.00% 100.00% Foreing Itaú CorpBanca Colombia S.A. Colombia 25.28% 23.90% 25.28% 23.90% (Note 3) Colombian peso Financial institution Banco Itaú Argentina S.A. Argentinian peso Argentina Financial institution 100.00% 100.00% 100.00% 100.00% Banco Itaú (Suisse) SA Swiss franc Switzerland Financial institution 100.00% 100.00% 100.00% 100.00% Banco Itaú Paraguay S.A. Guarani Paraguay Financial institution 100.00% 100.00% 100.00% 100.00% Banco Itaú Uruguay S.A. Uruguayan peso Uruguay Financial institution 100.00% 100.00% 100.00% 100.00% Itau Bank, Ltd. Real Cayman Islands Financial institution 100.00% 100.00% 100.00% 100.00% Itaú BBA Colombia S.A. Corporacion Financiera Colombian peso 100.00% 100.00% 100.00% 100.00% Colombia Financial institution Itau BBA International plc Dollar United Kingdom Financial institution 100.00% 100.00% 100.00% 100.00% United States Broker Itau BBA USA Securities Inc. Real 100.00% 100.00% 100.00% 100.00% (Note 3) Chilean peso Chile Financial institution 38.14% 36.06% 38.14% 36.06% Itaú CorpBanca (*) All foreign branches and subsidiaries of ITAÚ UNIBANCO HOLDING have functional currency equal to that of the controlling entity, except for CorpBanca New York Branch, which functional currency is the dollar. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 43

II. Business combinations In general, a business consists of an integrated set of activities and assets that may be conducted and managed so as to provide a direct return, as dividends, lower costs or other economic benefits, to investors or other stockholders, members or participants. There is goodwill in a set of activities and transferred assets, it is presumed to be a business. The acquisition method is used to account for business combinations, except for those classified as under common control. The acquisition cost is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the exchange date, plus costs directly attributable to the acquisition. Acquired assets and assumed liabilities and contingent liabilities identifiable in a business combination are initially measured at fair value at the date of acquisition, regardless of the existence of non-controlling interests. When the amount paid, plus non-controlling interests, is higher than the fair value of identifiable net assets acquired, the difference will be account for as goodwill. On the other hand, if the difference is negative, it will be addressed as bargain purchase gain and the amount will be recognized directly in income. III. Goodwill Goodwill is not amortized, but its recoverable amount is assessed semi-annually or when there is indication an of impairment loss event, using an approach that involves the identification of cash- generating units (CGU) and estimates of fair value less cost to sell and/or value in use. Cash-generating units or groups are identified in the lowest level in which the goodwill is monitored for internal management purposes (Note 32). Goodwill is allocated for cash flow generating units for purposes of testing the recoverable amount. Goodwill of affiliates and jointly-controlled entities is reported as part of investment in the Consolidated Balance Sheet under Investments in Affiliates and Jointly Controlled Entities and the recoverable amount analysis is carried out in relation to the total balance of the investments (including goodwill). IV. Capital Transactions with non-controlling stockholders IFRS 10 – Consolidated Financial Statements establishes that, changes in an ownership interest in a subsidiary, which do not result in a loss of control, are accounted for as capital transactions and any difference between the amount paid and the carrying amount of non-controlling stockholders is recognized directly in consolidated stockholders' equity. b) Foreign currency translation I. Functional and presentation currency The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING are presented in Brazilian Reais, which is its functional and presentation currency. For each subsidiary and investment in associates and joint ventures, ITAÚ UNIBANCO HOLDING defined the functional currency, as the currency of the primary economic environment in which the entity operates. II. Foreign currency operations Foreign currency operations are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses are recognized in the consolidated statement of income, unless they are related to cash flow hedge, when they are recognized in stockholders’ equity. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 44 II. Business combinations In general, a business consists of an integrated set of activities and assets that may be conducted and managed so as to provide a direct return, as dividends, lower costs or other economic benefits, to investors or other stockholders, members or participants. There is goodwill in a set of activities and transferred assets, it is presumed to be a business. The acquisition method is used to account for business combinations, except for those classified as under common control. The acquisition cost is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the exchange date, plus costs directly attributable to the acquisition. Acquired assets and assumed liabilities and contingent liabilities identifiable in a business combination are initially measured at fair value at the date of acquisition, regardless of the existence of non-controlling interests. When the amount paid, plus non-controlling interests, is higher than the fair value of identifiable net assets acquired, the difference will be account for as goodwill. On the other hand, if the difference is negative, it will be addressed as bargain purchase gain and the amount will be recognized directly in income. III. Goodwill Goodwill is not amortized, but its recoverable amount is assessed semi-annually or when there is indication an of impairment loss event, using an approach that involves the identification of cash- generating units (CGU) and estimates of fair value less cost to sell and/or value in use. Cash-generating units or groups are identified in the lowest level in which the goodwill is monitored for internal management purposes (Note 32). Goodwill is allocated for cash flow generating units for purposes of testing the recoverable amount. Goodwill of affiliates and jointly-controlled entities is reported as part of investment in the Consolidated Balance Sheet under Investments in Affiliates and Jointly Controlled Entities and the recoverable amount analysis is carried out in relation to the total balance of the investments (including goodwill). IV. Capital Transactions with non-controlling stockholders IFRS 10 – Consolidated Financial Statements establishes that, changes in an ownership interest in a subsidiary, which do not result in a loss of control, are accounted for as capital transactions and any difference between the amount paid and the carrying amount of non-controlling stockholders is recognized directly in consolidated stockholders' equity. b) Foreign currency translation I. Functional and presentation currency The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING are presented in Brazilian Reais, which is its functional and presentation currency. For each subsidiary and investment in associates and joint ventures, ITAÚ UNIBANCO HOLDING defined the functional currency, as the currency of the primary economic environment in which the entity operates. II. Foreign currency operations Foreign currency operations are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses are recognized in the consolidated statement of income, unless they are related to cash flow hedge, when they are recognized in stockholders’ equity. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 44

c) Cash and cash equivalents It is defined as cash and current accounts in banks, considered in the Consolidated Balance Sheet in the heading Cash, Interbank Deposits and Securities purchased under agreements to resell that have original maturities of up to 90 days or less. d) Financial assets and liabilities Financial assets and liabilities are initially recognized at fair value and subsequently measured at amortized cost or fair value. I - Classification and Measurement of Financial Assets st As from January 1 , 2018, ITAÚ UNIBANCO HOLDING applies IFRS 9 – Financial Instruments and classified its financial assets in the following measurement categories: · Amortized Cost; · Fair Value Through Other Comprehensive Income; · Fair Value Through Profit or Loss. The classification and subsequent measurement of financial assets depend on: · The business model under which they are measured; · The characteristics of its cash flows (Solely Payment of Principal and Interest Test – SPPI Test). Business model: represents how financial assets are managed to generate cash flows and does not depend on the Management’s intention regarding an individual instrument. Financial assets may be managed with the purpose of: i) obtaining contractual cash flows; ii) obtaining contractual cash flows and sale; or iii) others. To assess business models, ITAÚ UNIBANCO HOLDING considers risks that affect the performance of business model; how business managers are compensated; and how the performance of business model is assessed and reported to Management. When the financial asset is maintained in business models i) and ii) the application of the SPPI Test is required. SPPI Test: assessment of cash flows generated by financial instrument with the purpose of checking whether they represent solely payments of principal and interest. To fit into this concept, cash flows should include only consideration for the time value of money and credit risk. If contractual terms introduce risk exposure or cash flow volatilities, such as exposure to changes in prices of equity instruments or prices of commodities, the financial asset is classified at fair value through profit or loss. Hybrid contracts should be assessed as a whole, including all embedded characteristics. The accounting of a hybrid contract that contains an embedded derivative is performed on a joint basis, i.e. the whole instrument is measured at fair value through profit or loss. Amortized Cost The amortized cost is the amount through which the financial asset or liability is measured at the initial recognition, plus updates performed using the effective interest method, less amortization of principal and interest, adjusted for any provision for expected credit loss. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 45 c) Cash and cash equivalents It is defined as cash and current accounts in banks, considered in the Consolidated Balance Sheet in the heading Cash, Interbank Deposits and Securities purchased under agreements to resell that have original maturities of up to 90 days or less. d) Financial assets and liabilities Financial assets and liabilities are initially recognized at fair value and subsequently measured at amortized cost or fair value. I - Classification and Measurement of Financial Assets st As from January 1 , 2018, ITAÚ UNIBANCO HOLDING applies IFRS 9 – Financial Instruments and classified its financial assets in the following measurement categories: · Amortized Cost; · Fair Value Through Other Comprehensive Income; · Fair Value Through Profit or Loss. The classification and subsequent measurement of financial assets depend on: · The business model under which they are measured; · The characteristics of its cash flows (Solely Payment of Principal and Interest Test – SPPI Test). Business model: represents how financial assets are managed to generate cash flows and does not depend on the Management’s intention regarding an individual instrument. Financial assets may be managed with the purpose of: i) obtaining contractual cash flows; ii) obtaining contractual cash flows and sale; or iii) others. To assess business models, ITAÚ UNIBANCO HOLDING considers risks that affect the performance of business model; how business managers are compensated; and how the performance of business model is assessed and reported to Management. When the financial asset is maintained in business models i) and ii) the application of the SPPI Test is required. SPPI Test: assessment of cash flows generated by financial instrument with the purpose of checking whether they represent solely payments of principal and interest. To fit into this concept, cash flows should include only consideration for the time value of money and credit risk. If contractual terms introduce risk exposure or cash flow volatilities, such as exposure to changes in prices of equity instruments or prices of commodities, the financial asset is classified at fair value through profit or loss. Hybrid contracts should be assessed as a whole, including all embedded characteristics. The accounting of a hybrid contract that contains an embedded derivative is performed on a joint basis, i.e. the whole instrument is measured at fair value through profit or loss. Amortized Cost The amortized cost is the amount through which the financial asset or liability is measured at the initial recognition, plus updates performed using the effective interest method, less amortization of principal and interest, adjusted for any provision for expected credit loss. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 45

Effective Interest Rate The effective interest rate is the rate that discounts estimated future receipts or payments over the expected life of the financial asset or liability. To calculate the effective interest rate, ITAÚ UNIBANCO HOLDING estimates cash flows including all contractual terms of the financial instrument, but does not include future credit losses. The calculation includes all commissions paid or received between parties to the contract, transaction costs, and all other premiums or discounts. The interest revenue is calculated by applying the effective interest rate to the gross carrying amount of a financial asset. In case of financial assets with recovery issues, the adjusted effective interest rate is applied (considers the expected credit loss) at the amortized cost of the financial asset. Fair Value Fair value is the price that would be received for the sale of an asset or that would be paid for the transfer of a liability in a normal transaction between market players on the measurement date. ITAÚ UNIBANCO HOLDING classifies the fair value hierarchy according to the relevance of data observed in the measurement process. Details of the fair value of financial instruments, including Derivatives, as well as about the hierarchy of fair value are detailed in Note 28. The average cost is used to determine the gains and losses realized on disposal of financial assets at fair value, which are recorded in the Consolidated Statement of Income as Adjustments to Fair Value of Financial Assets and Liabilities. Dividends on assets at fair value through other comprehensive income are recognized in the Consolidated Statement of Income as Dividend income when it is probable that ITAÚ UNIBANCO HOLDING’s right to receive such dividends is established. Regular purchases and sales of financial assets are recognized and derecognized, respectively, on the trade date. Financial assets are derecognized when rights to receive cash flows expire or when ITAÚ UNIBANCO HOLDING transfers substantially all risks and rewards of ownership, and such transfer qualifies for write-off. Otherwise, control should be assessed to determine whether the continuous involvement related to any retained control does not prevent write-off. Financial assets and liabilities are offset against each other and the net amount is reported in the Balance Sheet solely when there is a legally enforceable right to offset the recognized amounts and intention to settle them on a net basis, or simultaneously realize the asset and settle the liability. Equity Instruments An equity instrument is any contract that evidences a residual interest in an entity’s assets, after the deduction of all its liabilities, such as Shares and Units. ITAÚ UNIBANCO HOLDING subsequently measures all its equity instruments at fair value through profit or loss, except when Management opts, in the initial recognition, for irrevocably designating an equity instrument at fair value through other comprehensive income if it is held with a purpose other than only generating returns. When this option is selected, gains and losses on the fair value of an instrument are recognized in the Consolidated Statement of Comprehensive Income and are not subsequently reclassified to the Consolidated Statement of Income, even in the sale. Dividends continue being recognized in the Consolidated Statement of Income when ITAÚ UNIBANCO HOLDING’s right is established. Gains and losses on equity instruments measured at fair value through profit or loss are accounted for in the Consolidated Statement of Income. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 46 Effective Interest Rate The effective interest rate is the rate that discounts estimated future receipts or payments over the expected life of the financial asset or liability. To calculate the effective interest rate, ITAÚ UNIBANCO HOLDING estimates cash flows including all contractual terms of the financial instrument, but does not include future credit losses. The calculation includes all commissions paid or received between parties to the contract, transaction costs, and all other premiums or discounts. The interest revenue is calculated by applying the effective interest rate to the gross carrying amount of a financial asset. In case of financial assets with recovery issues, the adjusted effective interest rate is applied (considers the expected credit loss) at the amortized cost of the financial asset. Fair Value Fair value is the price that would be received for the sale of an asset or that would be paid for the transfer of a liability in a normal transaction between market players on the measurement date. ITAÚ UNIBANCO HOLDING classifies the fair value hierarchy according to the relevance of data observed in the measurement process. Details of the fair value of financial instruments, including Derivatives, as well as about the hierarchy of fair value are detailed in Note 28. The average cost is used to determine the gains and losses realized on disposal of financial assets at fair value, which are recorded in the Consolidated Statement of Income as Adjustments to Fair Value of Financial Assets and Liabilities. Dividends on assets at fair value through other comprehensive income are recognized in the Consolidated Statement of Income as Dividend income when it is probable that ITAÚ UNIBANCO HOLDING’s right to receive such dividends is established. Regular purchases and sales of financial assets are recognized and derecognized, respectively, on the trade date. Financial assets are derecognized when rights to receive cash flows expire or when ITAÚ UNIBANCO HOLDING transfers substantially all risks and rewards of ownership, and such transfer qualifies for write-off. Otherwise, control should be assessed to determine whether the continuous involvement related to any retained control does not prevent write-off. Financial assets and liabilities are offset against each other and the net amount is reported in the Balance Sheet solely when there is a legally enforceable right to offset the recognized amounts and intention to settle them on a net basis, or simultaneously realize the asset and settle the liability. Equity Instruments An equity instrument is any contract that evidences a residual interest in an entity’s assets, after the deduction of all its liabilities, such as Shares and Units. ITAÚ UNIBANCO HOLDING subsequently measures all its equity instruments at fair value through profit or loss, except when Management opts, in the initial recognition, for irrevocably designating an equity instrument at fair value through other comprehensive income if it is held with a purpose other than only generating returns. When this option is selected, gains and losses on the fair value of an instrument are recognized in the Consolidated Statement of Comprehensive Income and are not subsequently reclassified to the Consolidated Statement of Income, even in the sale. Dividends continue being recognized in the Consolidated Statement of Income when ITAÚ UNIBANCO HOLDING’s right is established. Gains and losses on equity instruments measured at fair value through profit or loss are accounted for in the Consolidated Statement of Income. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 46

Expected Credit Loss ITAÚ UNIBANCO HOLDING assesses on a forward-looking basis the expected credit loss associated with financial assets measured at amortized cost or through other comprehensive income, loan commitments and financial guarantee contracts: · Financial assets: loss is measured at present value of the difference between contractual cash flows and cash flows that ITAÚ UNIBANCO HOLDING expects to receive; · Loan commitments: expected loss is measured at present value of the difference between contractual cash flows that would be due if the commitment was contracted and the cash flows that ITAÚ UNIBANCO HOLDING expects to receive; · Financial guarantees: the loss is measured at the difference between the payments expected for refunding the counterparty and the amounts that ITAÚ UNIBANCO HOLDING expects to recover. ITAÚ UNIBANCO HOLDING applies the three-stage approach to measure the expected credit loss, in which financial assets migrate from one stage to the other in accordance with changes in credit risk. Macroeconomic Scenarios Prospective information is based on macroeconomic scenarios that are reassessed annually or when market conditions so require. Changes in Contractual Cash Flows When contractual cash flows of a financial asset are renegotiated or otherwise modified and this does not substantially change its terms and conditions, ITAÚ UNIBANCO HOLDING does not derecognize it. However, the gross carrying amount of this financial asset is recalculated as the present value of contractual cash flows renegotiated or changed, discounted at the original effective interest rate and a modification gain or loss is recognized in profit or loss. Any costs or fees incurred adjust the modified carrying amount and are amortized over the remaining term of the financial asset. If, on the other hand, the renegotiation or change substantially modifies the terms and conditions of the financial asset, ITAÚ UNIBANCO HOLDING writes off the original asset and recognizes a new one. Accordingly, the renegotiation date is considered the initial recognition date of the new asset for expected credit loss calculation purposes, including to determine significant increases in credit risk. ITAÚ UNIBANCO HOLDING also assesses if the new financial asset may be considered as originated or purchased with credit recovery issues, particularly when the renegotiation was motivated by the debtor’s financial constraints. Differences between the carrying amount of the original asset and fair value of the new asset are immediately recognized in the Consolidated Statement of Income. The effects of changes to cash flows of financial assets and other details about methodologies and assumptions adopted by Management to measure the allowance for expected credit loss, including the use of prospective information, are detailed in Note 32. Transfer of Financial Assets Financial assets are written off ITAÚ UNIBANCO HOLDING substantially transfers all risks and benefits of its property. In the event it is not possible to identify the transfer of all risks and benefits, the control to determine if the continuous involvement related to the transaction. If there is retention of risks and benefits, the financial asset continues recorded and a liability is recognized for the consideration received. II – Classification and Measurement of Financial Liabilities Financial liabilities are initially recognized at fair value and subsequently measures at amortized cost, except for: Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 47 Expected Credit Loss ITAÚ UNIBANCO HOLDING assesses on a forward-looking basis the expected credit loss associated with financial assets measured at amortized cost or through other comprehensive income, loan commitments and financial guarantee contracts: · Financial assets: loss is measured at present value of the difference between contractual cash flows and cash flows that ITAÚ UNIBANCO HOLDING expects to receive; · Loan commitments: expected loss is measured at present value of the difference between contractual cash flows that would be due if the commitment was contracted and the cash flows that ITAÚ UNIBANCO HOLDING expects to receive; · Financial guarantees: the loss is measured at the difference between the payments expected for refunding the counterparty and the amounts that ITAÚ UNIBANCO HOLDING expects to recover. ITAÚ UNIBANCO HOLDING applies the three-stage approach to measure the expected credit loss, in which financial assets migrate from one stage to the other in accordance with changes in credit risk. Macroeconomic Scenarios Prospective information is based on macroeconomic scenarios that are reassessed annually or when market conditions so require. Changes in Contractual Cash Flows When contractual cash flows of a financial asset are renegotiated or otherwise modified and this does not substantially change its terms and conditions, ITAÚ UNIBANCO HOLDING does not derecognize it. However, the gross carrying amount of this financial asset is recalculated as the present value of contractual cash flows renegotiated or changed, discounted at the original effective interest rate and a modification gain or loss is recognized in profit or loss. Any costs or fees incurred adjust the modified carrying amount and are amortized over the remaining term of the financial asset. If, on the other hand, the renegotiation or change substantially modifies the terms and conditions of the financial asset, ITAÚ UNIBANCO HOLDING writes off the original asset and recognizes a new one. Accordingly, the renegotiation date is considered the initial recognition date of the new asset for expected credit loss calculation purposes, including to determine significant increases in credit risk. ITAÚ UNIBANCO HOLDING also assesses if the new financial asset may be considered as originated or purchased with credit recovery issues, particularly when the renegotiation was motivated by the debtor’s financial constraints. Differences between the carrying amount of the original asset and fair value of the new asset are immediately recognized in the Consolidated Statement of Income. The effects of changes to cash flows of financial assets and other details about methodologies and assumptions adopted by Management to measure the allowance for expected credit loss, including the use of prospective information, are detailed in Note 32. Transfer of Financial Assets Financial assets are written off ITAÚ UNIBANCO HOLDING substantially transfers all risks and benefits of its property. In the event it is not possible to identify the transfer of all risks and benefits, the control to determine if the continuous involvement related to the transaction. If there is retention of risks and benefits, the financial asset continues recorded and a liability is recognized for the consideration received. II – Classification and Measurement of Financial Liabilities Financial liabilities are initially recognized at fair value and subsequently measures at amortized cost, except for: Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 47

· Financial Liabilities at Fair Value Through Profit or Loss: classification applied to derivatives and other financial liabilities designated at fair value through profit or loss to reduce “accounting mismatches”. ITAÚ UNIBANCO HOLDING irrevocably designates financial liabilities at fair value through profit or loss in the initial recognition (fair value option), when the option eliminates or significantly reduces measurement or recognition inconsistencies. · Loan Commitments and Financial Guarantees, as detailed in Note 2.4d Vll. Write-off and Change of Financial Liabilities ITAÚ UNIBANCO HOLDING writes off a financial liability from the Consolidated Balance Sheet when it is extinguished, i.e., when the obligation specified in the contract is discharged, cancelled or expires. A change of debt instrument or substantial modification of terms of a financial liability is accounted for as extinction of the original financial liability and a new one is recognized. A substantial change to contractual terms occurs when the present value of cash flow discount under the new terms, including any rates paid/received and discounted using the original effective interest rate, is at least 10% different from discounted present value of cash flow remaining from original financial liabilities. III – Securities purchased under agreements to resell ITAÚ UNIBANCO HOLDING has purchased securities with resale agreement (resale agreements), and sold securities with repurchase agreement (repurchase agreement) of financial assets. Resale and repurchase agreements are accounted for under Securities purchased under agreements to resell and Securities sold under repurchase agreements, respectively. The difference between the sale and repurchase prices is treated as interest and recognized over the life of the agreements using the effective interest rate method. The financial assets accepted as collateral in our resale agreements can be used by us, if provided for in the agreements, as collateral for our repurchase agreements or can be sold. IV - Derivatives All derivatives are accounted for as financial assets when the fair value is positive and as financial liabilities when the fair value is negative. The assessment of active hybrid contracts that are in the scope of IFRS 9 is carried out as a whole, including all embedded characteristics, whereas the accounting is carried out on a joint basis, i.e. the whole instrument is measured at fair value through profit or loss. When a contract has a host component outside the scope of IFRS 9, such as a lease agreement receivable or an insurance contract, or even a financial liability, embedded derivatives are treated as separate financial instruments if: (i) Respective characteristics and economic risks are not closely related to those of the main component; (ii) the separate instrument meets the definition of derivative; and (iii) the underlying instrument is not account for at fair value through profit or loss. These embedded derivatives are accounted for separately at fair value, with variations recognized in the Consolidated Statement of Income as Adjustments to Fair Value of Financial Assets and Liabilities. ITAÚ UNIBANCO HOLDING will continue applying all accounting hedge requirements set forth in IAS 39; however, it may adopt the requirements of IFRS 9, according to the Management’s decision. According to this standard, derivatives may be designated and qualified as hedge instruments for accounting purposes and, depending on the nature of the hedged item, the method for recognizing gains or losses of fair value will be different. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 48 · Financial Liabilities at Fair Value Through Profit or Loss: classification applied to derivatives and other financial liabilities designated at fair value through profit or loss to reduce “accounting mismatches”. ITAÚ UNIBANCO HOLDING irrevocably designates financial liabilities at fair value through profit or loss in the initial recognition (fair value option), when the option eliminates or significantly reduces measurement or recognition inconsistencies. · Loan Commitments and Financial Guarantees, as detailed in Note 2.4d Vll. Write-off and Change of Financial Liabilities ITAÚ UNIBANCO HOLDING writes off a financial liability from the Consolidated Balance Sheet when it is extinguished, i.e., when the obligation specified in the contract is discharged, cancelled or expires. A change of debt instrument or substantial modification of terms of a financial liability is accounted for as extinction of the original financial liability and a new one is recognized. A substantial change to contractual terms occurs when the present value of cash flow discount under the new terms, including any rates paid/received and discounted using the original effective interest rate, is at least 10% different from discounted present value of cash flow remaining from original financial liabilities. III – Securities purchased under agreements to resell ITAÚ UNIBANCO HOLDING has purchased securities with resale agreement (resale agreements), and sold securities with repurchase agreement (repurchase agreement) of financial assets. Resale and repurchase agreements are accounted for under Securities purchased under agreements to resell and Securities sold under repurchase agreements, respectively. The difference between the sale and repurchase prices is treated as interest and recognized over the life of the agreements using the effective interest rate method. The financial assets accepted as collateral in our resale agreements can be used by us, if provided for in the agreements, as collateral for our repurchase agreements or can be sold. IV - Derivatives All derivatives are accounted for as financial assets when the fair value is positive and as financial liabilities when the fair value is negative. The assessment of active hybrid contracts that are in the scope of IFRS 9 is carried out as a whole, including all embedded characteristics, whereas the accounting is carried out on a joint basis, i.e. the whole instrument is measured at fair value through profit or loss. When a contract has a host component outside the scope of IFRS 9, such as a lease agreement receivable or an insurance contract, or even a financial liability, embedded derivatives are treated as separate financial instruments if: (i) Respective characteristics and economic risks are not closely related to those of the main component; (ii) the separate instrument meets the definition of derivative; and (iii) the underlying instrument is not account for at fair value through profit or loss. These embedded derivatives are accounted for separately at fair value, with variations recognized in the Consolidated Statement of Income as Adjustments to Fair Value of Financial Assets and Liabilities. ITAÚ UNIBANCO HOLDING will continue applying all accounting hedge requirements set forth in IAS 39; however, it may adopt the requirements of IFRS 9, according to the Management’s decision. According to this standard, derivatives may be designated and qualified as hedge instruments for accounting purposes and, depending on the nature of the hedged item, the method for recognizing gains or losses of fair value will be different. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 48

ITAÚ UNIBANCO HOLDING documents, in the beginning of the hedge transaction, the relationship between hedge instruments and protected items, as well as its management risk purpose and strategy. Hedge is assessed on an ongoing basis and it is determined as having been highly effective throughout all periods of the Financial Statements for which it was designated. IAS 39 presents three hedge strategies: fair value hedge, cash flow hedge, and hedge of net investments in a foreign operation. ITAÚ UNIBANCO HOLDING uses derivatives as hedging instruments under the three hedge strategies, as detailed in Note 7. Fair value hedge The following practices are adopted for these operations: a) The gain or loss arising from the new measurement of the hedge instrument at fair value should be recognized in income; and b) The gain or loss arising from the hedged item, attributable to the effective portion of the hedged risk, should adjust the book value of the hedged item and also be recognized in income. When the derivative expires or is sold or the hedge no longer meets the accounting hedge criteria or in the event the designation is revoked, the accounting hedge should be prospectively discontinued. In addition, any adjustment in the book value of the hedged item should be amortized in income. Cash flow hedge For derivatives that are designated and qualify as a cash flow hedge, the effective portion of derivative gains or losses are recognized in Other comprehensive income – Cash flow hedge, and reclassified to Income in the same period or periods in which the hedged transaction affects income. The portion of gain or loss on derivatives that represents the ineffective portion or the hedge components excluded from the assessment of effectiveness is recognized immediately in income. Amounts originally recorded in Other comprehensive income and subsequently reclassified to Income are recorded in the corresponding income or expense lines corresponding to the hedged item. When the derivative expires or is sold, when the hedge no longer meets the accounting hedge criteria or when the entity revokes the designation, any cumulative gain or loss existing in Other comprehensive income should be kept recognized in stockholders’ equity until the expected transaction occurs or is no longer expected to occur, when the hedged item is ultimately recognized in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss recognized in Other Comprehensive Income is immediately transferred to the statement of income. Hedge of net investments in foreign operations The hedge of a net investment in a foreign operation, including hedge of a monetary item that is accounted for as part of the net investment, is accounted for in a manner similar to a cash flow hedge: a) The portion of gain or loss on the hedge instrument determined as effective is recognized in other comprehensive income; b) The ineffective portion is recognized in income. Gains or losses on the hedging instrument related to the effective portion of the hedge which is recognized in comprehensive income is reclassified to income for the period when the foreign operation is partially or totally sold. V - Loan operations ITAÚ UNIBANCO HOLDING classifies a loan operation as on non-accrual status if the payment of the principal or interest has been in default for 60 days or more. In this case, accrual of interest is no longer recognized. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 49 ITAÚ UNIBANCO HOLDING documents, in the beginning of the hedge transaction, the relationship between hedge instruments and protected items, as well as its management risk purpose and strategy. Hedge is assessed on an ongoing basis and it is determined as having been highly effective throughout all periods of the Financial Statements for which it was designated. IAS 39 presents three hedge strategies: fair value hedge, cash flow hedge, and hedge of net investments in a foreign operation. ITAÚ UNIBANCO HOLDING uses derivatives as hedging instruments under the three hedge strategies, as detailed in Note 7. Fair value hedge The following practices are adopted for these operations: a) The gain or loss arising from the new measurement of the hedge instrument at fair value should be recognized in income; and b) The gain or loss arising from the hedged item, attributable to the effective portion of the hedged risk, should adjust the book value of the hedged item and also be recognized in income. When the derivative expires or is sold or the hedge no longer meets the accounting hedge criteria or in the event the designation is revoked, the accounting hedge should be prospectively discontinued. In addition, any adjustment in the book value of the hedged item should be amortized in income. Cash flow hedge For derivatives that are designated and qualify as a cash flow hedge, the effective portion of derivative gains or losses are recognized in Other comprehensive income – Cash flow hedge, and reclassified to Income in the same period or periods in which the hedged transaction affects income. The portion of gain or loss on derivatives that represents the ineffective portion or the hedge components excluded from the assessment of effectiveness is recognized immediately in income. Amounts originally recorded in Other comprehensive income and subsequently reclassified to Income are recorded in the corresponding income or expense lines corresponding to the hedged item. When the derivative expires or is sold, when the hedge no longer meets the accounting hedge criteria or when the entity revokes the designation, any cumulative gain or loss existing in Other comprehensive income should be kept recognized in stockholders’ equity until the expected transaction occurs or is no longer expected to occur, when the hedged item is ultimately recognized in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss recognized in Other Comprehensive Income is immediately transferred to the statement of income. Hedge of net investments in foreign operations The hedge of a net investment in a foreign operation, including hedge of a monetary item that is accounted for as part of the net investment, is accounted for in a manner similar to a cash flow hedge: a) The portion of gain or loss on the hedge instrument determined as effective is recognized in other comprehensive income; b) The ineffective portion is recognized in income. Gains or losses on the hedging instrument related to the effective portion of the hedge which is recognized in comprehensive income is reclassified to income for the period when the foreign operation is partially or totally sold. V - Loan operations ITAÚ UNIBANCO HOLDING classifies a loan operation as on non-accrual status if the payment of the principal or interest has been in default for 60 days or more. In this case, accrual of interest is no longer recognized. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 49

VI - Capitalization plans In Brazil they are regulated by the insurance regulator. These plans do not meet the definition of an insurance contract under IFRS 4, and therefore they are classified as a financial liability at amortized cost under IFRS 9. Revenue from capitalization plans is recognized during the period of the contract and measured as the difference between the amount deposited by the client and the amount that ITAÚ UNIBANCO HOLDING has to reimburse. VII – Loan Commitments and Financial Guarantees ITAÚ UNIBANCO HOLDING recognizes in the Consolidated Balance Sheet, as an obligation, on the issue date, the fair value of loan commitments and financial guarantees. The fair value is generally represented by the fee charged from the client. This amount is amortized for the instrument term and is recognized in the Consolidated Statement of Income in the heading Banking service fees. After the issue, based on the best estimate, if ITAÚ UNIBANCO HOLDING concludes that the credit loss expected in relation to the guarantee issued is higher that the fair value less accumulated amortization, this amount is replaced by a provision for loss. e) Investments in associates and joint ventures I – Associates Associates are companies in which the investor has a significant influence but does not hold control. Investments in these companies are initially recognized at cost of acquisition and subsequently accounted for using the equity method. Investments in associates and joint ventures include the goodwill identified upon acquisition, net of any cumulative impairment loss. II – Joint arrangements ITAÚ UNIBANCO HOLDING defines a joint business when it is entitled to rights and obligations for liabilities related to the business. ITAÚ UNIBANCO HOLDING’s share in profits or losses of its associates and joint ventures after acquisition is recognized in the Consolidated statement of income. Its share of the changes in the reserves of corresponding stockholders’ equity of its associates and joint ventures is recognized in its own reserves of stockholders’ equity. The cumulative changes after acquisition are adjusted against the carrying amount of the investment. When the ITAÚ UNIBANCO HOLDING share of losses of an associates and joint ventures is equal or above its interest in the associates and joint ventures, including any other receivables, ITAÚ UNIBANCO HOLDING does not recognize additional losses, unless it has incurred any obligations or made payments on behalf of the associates and joint ventures. Unrealized profits on transactions between ITAÚ UNIBANCO HOLDING and its associates and joint ventures are eliminated to the extent of the interest of ITAÚ UNIBANCO HOLDING. Unrealized losses are also eliminated, unless the transaction provides evidence of impairment of the transferred asset. The accounting policies on associates and joint ventures are consistent with the policies adopted by ITAÚ UNIBANCO HOLDING. If the interest in the associates and joint ventures decreases, but ITAÚ UNIBANCO HOLDING retains significant influence or joint control, only the proportional amount of the previously recognized amounts in Other comprehensive income is reclassified in Income, when appropriate. f) Lease commitments (as lessee) As a lessee, ITAÚ UNIBANCO HOLDING has finance and operating lease agreements. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 50 VI - Capitalization plans In Brazil they are regulated by the insurance regulator. These plans do not meet the definition of an insurance contract under IFRS 4, and therefore they are classified as a financial liability at amortized cost under IFRS 9. Revenue from capitalization plans is recognized during the period of the contract and measured as the difference between the amount deposited by the client and the amount that ITAÚ UNIBANCO HOLDING has to reimburse. VII – Loan Commitments and Financial Guarantees ITAÚ UNIBANCO HOLDING recognizes in the Consolidated Balance Sheet, as an obligation, on the issue date, the fair value of loan commitments and financial guarantees. The fair value is generally represented by the fee charged from the client. This amount is amortized for the instrument term and is recognized in the Consolidated Statement of Income in the heading Banking service fees. After the issue, based on the best estimate, if ITAÚ UNIBANCO HOLDING concludes that the credit loss expected in relation to the guarantee issued is higher that the fair value less accumulated amortization, this amount is replaced by a provision for loss. e) Investments in associates and joint ventures I – Associates Associates are companies in which the investor has a significant influence but does not hold control. Investments in these companies are initially recognized at cost of acquisition and subsequently accounted for using the equity method. Investments in associates and joint ventures include the goodwill identified upon acquisition, net of any cumulative impairment loss. II – Joint arrangements ITAÚ UNIBANCO HOLDING defines a joint business when it is entitled to rights and obligations for liabilities related to the business. ITAÚ UNIBANCO HOLDING’s share in profits or losses of its associates and joint ventures after acquisition is recognized in the Consolidated statement of income. Its share of the changes in the reserves of corresponding stockholders’ equity of its associates and joint ventures is recognized in its own reserves of stockholders’ equity. The cumulative changes after acquisition are adjusted against the carrying amount of the investment. When the ITAÚ UNIBANCO HOLDING share of losses of an associates and joint ventures is equal or above its interest in the associates and joint ventures, including any other receivables, ITAÚ UNIBANCO HOLDING does not recognize additional losses, unless it has incurred any obligations or made payments on behalf of the associates and joint ventures. Unrealized profits on transactions between ITAÚ UNIBANCO HOLDING and its associates and joint ventures are eliminated to the extent of the interest of ITAÚ UNIBANCO HOLDING. Unrealized losses are also eliminated, unless the transaction provides evidence of impairment of the transferred asset. The accounting policies on associates and joint ventures are consistent with the policies adopted by ITAÚ UNIBANCO HOLDING. If the interest in the associates and joint ventures decreases, but ITAÚ UNIBANCO HOLDING retains significant influence or joint control, only the proportional amount of the previously recognized amounts in Other comprehensive income is reclassified in Income, when appropriate. f) Lease commitments (as lessee) As a lessee, ITAÚ UNIBANCO HOLDING has finance and operating lease agreements. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 50

ITAÚ UNIBANCO HOLDING leases certain fixed assets, and those substantially holding the risks and benefits incidental to the ownership are classified as finance leases. Each lease installment paid is allocated part to liabilities and part to financial charges, so that a constant rate is obtained for the outstanding debt balance. Corresponding obligations, net of future financial charges, are included in Other financial liabilities. Interest expenses are recognized in the Consolidated Statement of Income over the lease term, to produce a constant periodic interest rate on the remaining liabilities balance for each period. Expenses related to operating leases are recognized in the Consolidated statement of income, on a straight-line basis, over the period of lease. When an operating lease is terminated before the end of the lease term, any payment to be made to the lessor as a penalty is recognized as an expense in the period the termination occurs. g) Fixed assets Fixed assets are recognized at cost of acquisition less accumulated depreciation, and adjusted for impairment, if applicable. Depreciation is calculated using the straight-line method and rates based on the estimated useful lives of these assets. These rates and other information are presented in Note 13. The residual values and useful lives of assets are reviewed and adjusted, if appropriate, at the end of each period. ITAÚ UNIBANCO HOLDING reviews its assets in order to identify whether any indications of impairment exist. The recoverable amount of an asset is defined as the higher of its fair value less costs to sell and its value in use. For purposes of assessing impairment, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). The assessment may be made at an individual asset level when the fair value less the cost to sell may be reliably determined. Gains and losses on disposals of fixed assets are recognized in the Consolidated statement of income under Other income or General and administrative expenses. h) Intangible assets Intangible assets are non-physical assets, including software and other assets, and are initially recognized at cost. Intangible assets are recognized when they arise from legal or contractual rights, their costs can be reliably measured, and in the case of intangible assets not arising from separate acquisitions or business combinations, it is probable that future economic benefits may arise from their use. The balance of intangible assets refers to acquired assets or those internally generated. Intangible assets may have finite or indefinite useful lives. Intangible assets with finite useful lives are amortized using the straight-line method over their estimated useful lives. Intangible assets with indefinite useful lives are not amortized, but periodically tested in order to identify any impairment. ITAÚ UNIBANCO HOLDING semi-annually assesses its intangible assets in order to identify whether any indications of impairment exist, as well as possible reversal of previous impairment losses. If such indications are found, intangible assets are tested for impairment. The recoverable amount of an asset is defined as the higher of its fair value less costs to sell and its value in use. For purposes of assessing impairment, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). The assessment may be made at an individual asset level when the fair value less the cost to sell may be reliably determined. ITAÚ UNIBANCO HOLDING elected the cost model to measure its intangible assets after its initial recognition. The breakdown of intangible assets is described in Note 14. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 51 ITAÚ UNIBANCO HOLDING leases certain fixed assets, and those substantially holding the risks and benefits incidental to the ownership are classified as finance leases. Each lease installment paid is allocated part to liabilities and part to financial charges, so that a constant rate is obtained for the outstanding debt balance. Corresponding obligations, net of future financial charges, are included in Other financial liabilities. Interest expenses are recognized in the Consolidated Statement of Income over the lease term, to produce a constant periodic interest rate on the remaining liabilities balance for each period. Expenses related to operating leases are recognized in the Consolidated statement of income, on a straight-line basis, over the period of lease. When an operating lease is terminated before the end of the lease term, any payment to be made to the lessor as a penalty is recognized as an expense in the period the termination occurs. g) Fixed assets Fixed assets are recognized at cost of acquisition less accumulated depreciation, and adjusted for impairment, if applicable. Depreciation is calculated using the straight-line method and rates based on the estimated useful lives of these assets. These rates and other information are presented in Note 13. The residual values and useful lives of assets are reviewed and adjusted, if appropriate, at the end of each period. ITAÚ UNIBANCO HOLDING reviews its assets in order to identify whether any indications of impairment exist. The recoverable amount of an asset is defined as the higher of its fair value less costs to sell and its value in use. For purposes of assessing impairment, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). The assessment may be made at an individual asset level when the fair value less the cost to sell may be reliably determined. Gains and losses on disposals of fixed assets are recognized in the Consolidated statement of income under Other income or General and administrative expenses. h) Intangible assets Intangible assets are non-physical assets, including software and other assets, and are initially recognized at cost. Intangible assets are recognized when they arise from legal or contractual rights, their costs can be reliably measured, and in the case of intangible assets not arising from separate acquisitions or business combinations, it is probable that future economic benefits may arise from their use. The balance of intangible assets refers to acquired assets or those internally generated. Intangible assets may have finite or indefinite useful lives. Intangible assets with finite useful lives are amortized using the straight-line method over their estimated useful lives. Intangible assets with indefinite useful lives are not amortized, but periodically tested in order to identify any impairment. ITAÚ UNIBANCO HOLDING semi-annually assesses its intangible assets in order to identify whether any indications of impairment exist, as well as possible reversal of previous impairment losses. If such indications are found, intangible assets are tested for impairment. The recoverable amount of an asset is defined as the higher of its fair value less costs to sell and its value in use. For purposes of assessing impairment, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). The assessment may be made at an individual asset level when the fair value less the cost to sell may be reliably determined. ITAÚ UNIBANCO HOLDING elected the cost model to measure its intangible assets after its initial recognition. The breakdown of intangible assets is described in Note 14. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 51

i) Assets held for sale Assets held for sale are recognized in the consolidated balance sheet under the line Other assets when they are actually repossessed or there is intention to sell. These assets are initially recorded at the lower of: (i) the fair value of the asset less the estimated selling expenses, or (ii) the carrying amount of the related asset held for sale. j) Income tax and social contribution There are two components of the provision for income tax and social contribution: current and deferred. Current income tax expense approximates taxes to be paid or recovered for the applicable period. Deferred income tax and social contribution, represented by deferred tax assets and liabilities, are obtained based on the differences between the tax bases of assets and liabilities and the amounts reported in the financial statements at each year end. Income tax and social contribution expense is recognized in the Consolidated statement of income under Income tax and social contribution, except when it refers to items directly recognized in Other comprehensive income, such as: tax on fair value of financial assets measured at fair value through other comprehensive income, post-employment benefits and tax on cash flow hedges and hedge of net investment in foreign operations. Subsequently, these items are recognized in income in the realization of gain/loss of instruments. Changes in tax legislation and rates are recognized in the Consolidated statement of income in the period in which they are enacted. Interest and fines are recognized in the Consolidated statement of income under General and administrative expenses. To determine the proper level of provisions for taxes to be maintained for uncertain tax positions, a approach was applied, according to which a tax benefit is recognized if it is more probable than not that a position can be sustained, following assumptions of recognition, detailed item 2.4 n. k) Insurance contracts and private pension Insurance contracts are contracts under which ITAÚ UNIBANCO HOLDING accepts a significant insurance risk of the counterparty, by agreeing to compensate it if a specified uncertain future event adversely affects it. An insurance risk is significant only if the insurance event could cause ITAÚ UNIBANCO HOLDING to pay significant additional benefits in any scenario, except for those that do not have commercial substance. Additional benefits refer to amounts that exceed those that would be payable if no insured event occurred. At the time of the first-time adoption of IFRS, ITAÚ UNIBANCO HOLDING decided not to change its accounting policies for insurance contracts, which follow the accounting practices generally accepted in Brazil (“BRGAAP”). Although investment agreements with discretionary participation characteristics are financial instruments, they are treated as insurance contracts, as established by IFRS 4, as well as those transferring a significant financial risk. Once the contract is classified as an insurance contract, it remains as such until the end of its life, even if the insurance risk is significantly reduced during such period, unless all rights and obligations are extinguished or expired. Note 27 presents a detailed description of all products classified as insurance contracts. Private pension plans Contracts that contemplate retirement benefits after an accumulation period (known as PGBL, VGBL and FGB) assure, at the commencement date of the contract, the basis for calculating the retirement benefit (mortality table and minimum interest). The contracts specify the annuity fees and, therefore, the contract transfers the insurance risk to the issuer at the commencement date, and they are classified as insurance contracts. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 52 i) Assets held for sale Assets held for sale are recognized in the consolidated balance sheet under the line Other assets when they are actually repossessed or there is intention to sell. These assets are initially recorded at the lower of: (i) the fair value of the asset less the estimated selling expenses, or (ii) the carrying amount of the related asset held for sale. j) Income tax and social contribution There are two components of the provision for income tax and social contribution: current and deferred. Current income tax expense approximates taxes to be paid or recovered for the applicable period. Deferred income tax and social contribution, represented by deferred tax assets and liabilities, are obtained based on the differences between the tax bases of assets and liabilities and the amounts reported in the financial statements at each year end. Income tax and social contribution expense is recognized in the Consolidated statement of income under Income tax and social contribution, except when it refers to items directly recognized in Other comprehensive income, such as: tax on fair value of financial assets measured at fair value through other comprehensive income, post-employment benefits and tax on cash flow hedges and hedge of net investment in foreign operations. Subsequently, these items are recognized in income in the realization of gain/loss of instruments. Changes in tax legislation and rates are recognized in the Consolidated statement of income in the period in which they are enacted. Interest and fines are recognized in the Consolidated statement of income under General and administrative expenses. To determine the proper level of provisions for taxes to be maintained for uncertain tax positions, a approach was applied, according to which a tax benefit is recognized if it is more probable than not that a position can be sustained, following assumptions of recognition, detailed item 2.4 n. k) Insurance contracts and private pension Insurance contracts are contracts under which ITAÚ UNIBANCO HOLDING accepts a significant insurance risk of the counterparty, by agreeing to compensate it if a specified uncertain future event adversely affects it. An insurance risk is significant only if the insurance event could cause ITAÚ UNIBANCO HOLDING to pay significant additional benefits in any scenario, except for those that do not have commercial substance. Additional benefits refer to amounts that exceed those that would be payable if no insured event occurred. At the time of the first-time adoption of IFRS, ITAÚ UNIBANCO HOLDING decided not to change its accounting policies for insurance contracts, which follow the accounting practices generally accepted in Brazil (“BRGAAP”). Although investment agreements with discretionary participation characteristics are financial instruments, they are treated as insurance contracts, as established by IFRS 4, as well as those transferring a significant financial risk. Once the contract is classified as an insurance contract, it remains as such until the end of its life, even if the insurance risk is significantly reduced during such period, unless all rights and obligations are extinguished or expired. Note 27 presents a detailed description of all products classified as insurance contracts. Private pension plans Contracts that contemplate retirement benefits after an accumulation period (known as PGBL, VGBL and FGB) assure, at the commencement date of the contract, the basis for calculating the retirement benefit (mortality table and minimum interest). The contracts specify the annuity fees and, therefore, the contract transfers the insurance risk to the issuer at the commencement date, and they are classified as insurance contracts. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 52

Insurance premiums Insurance premiums are recognized by issuing an insurance policy or over the period of the contracts in proportion to the amount of the insurance coverage. If there is evidence of impairment losses with respect to receivables for insurance premiums, ITAÚ UNIBANCO HOLDING recognizes a provision, sufficient to cover this loss, based on the risk analysis of realization of insurance premiums receivable with installments overdue for over 60 days. Reinsurance In the ordinary course of business, ITAÚ UNIBANCO HOLDING reinsures a portion of the risks underwritten, particularly property and casualty risks that exceed the maximum limits of responsibility that we determine to be appropriate for each segment and product (after a study which considers size, experience, specificities, and the necessary capital to support these limits). These reinsurance agreements allow the recovery of a portion of the losses from the reinsurer, although they do not release the insurer from the main obligation as direct insurer of the risks contemplated in the reinsurance. O ITAÚ UNIBANCO HOLDING basically holds non-proportional contracts, which transfer part of responsibility to the reinsurance company for losses that will materialize after a certain level of claims in the portfolio. Reinsurance premiums of these contracts are accounted for under Other Assets, according to contractual effectiveness. If there is any evidence of impairment loss, ITAÚ UNIBANCO HOLDING recognizes a provision when the default period exceeds 180 days as from the credit record related to refund of claims paid. Acquisition costs Acquisition costs include direct and indirect costs related to the origination of insurance. These costs and recorded directly in result as incurred, expect for deferred acquisition costs (commissions paid for brokerage services, agency and prospecting efforts), which are recorded proportionally to the recognition of premium revenues, i.e. for the term corresponding to the insurance contract. Insurance Contract Liabilities Reserves for claims are established based on historical experience, claims in process of payment, estimated amounts of claims incurred but not yet reported, and other factors relevant to the required reserve levels. Liability Adequacy Test ITAÚ UNIBANCO HOLDING conducts the liability adequacy test by adopting current actuarial assumptions for future cash flows of all insurance contracts in force at the balance sheet date. Should the analysis show insufficiency, any deficiency identified will be immediately accounted for in income for the period. The assumptions used to conduct the liability adequacy test are detailed in Note 27. l) Post-employments benefits ITAÚ UNIBANCO HOLDING sponsors Defined Benefit Plans and Defined Contribution Plans, accounted for in accordance with IAS 19 – Benefits to Employees. Pension plans - Defined benefit plans The liability or asset, as the case, is recognized in the Consolidated Balance Sheet with respect to the defined benefit plan corresponds to the present value of defined benefit obligations at the balance sheet date less the fair value of plan assets. Defined benefit obligations are calculated on a yearly basis by an independent actuarial advisor based on the projected unit credit method. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 53 Insurance premiums Insurance premiums are recognized by issuing an insurance policy or over the period of the contracts in proportion to the amount of the insurance coverage. If there is evidence of impairment losses with respect to receivables for insurance premiums, ITAÚ UNIBANCO HOLDING recognizes a provision, sufficient to cover this loss, based on the risk analysis of realization of insurance premiums receivable with installments overdue for over 60 days. Reinsurance In the ordinary course of business, ITAÚ UNIBANCO HOLDING reinsures a portion of the risks underwritten, particularly property and casualty risks that exceed the maximum limits of responsibility that we determine to be appropriate for each segment and product (after a study which considers size, experience, specificities, and the necessary capital to support these limits). These reinsurance agreements allow the recovery of a portion of the losses from the reinsurer, although they do not release the insurer from the main obligation as direct insurer of the risks contemplated in the reinsurance. O ITAÚ UNIBANCO HOLDING basically holds non-proportional contracts, which transfer part of responsibility to the reinsurance company for losses that will materialize after a certain level of claims in the portfolio. Reinsurance premiums of these contracts are accounted for under Other Assets, according to contractual effectiveness. If there is any evidence of impairment loss, ITAÚ UNIBANCO HOLDING recognizes a provision when the default period exceeds 180 days as from the credit record related to refund of claims paid. Acquisition costs Acquisition costs include direct and indirect costs related to the origination of insurance. These costs and recorded directly in result as incurred, expect for deferred acquisition costs (commissions paid for brokerage services, agency and prospecting efforts), which are recorded proportionally to the recognition of premium revenues, i.e. for the term corresponding to the insurance contract. Insurance Contract Liabilities Reserves for claims are established based on historical experience, claims in process of payment, estimated amounts of claims incurred but not yet reported, and other factors relevant to the required reserve levels. Liability Adequacy Test ITAÚ UNIBANCO HOLDING conducts the liability adequacy test by adopting current actuarial assumptions for future cash flows of all insurance contracts in force at the balance sheet date. Should the analysis show insufficiency, any deficiency identified will be immediately accounted for in income for the period. The assumptions used to conduct the liability adequacy test are detailed in Note 27. l) Post-employments benefits ITAÚ UNIBANCO HOLDING sponsors Defined Benefit Plans and Defined Contribution Plans, accounted for in accordance with IAS 19 – Benefits to Employees. Pension plans - Defined benefit plans The liability or asset, as the case, is recognized in the Consolidated Balance Sheet with respect to the defined benefit plan corresponds to the present value of defined benefit obligations at the balance sheet date less the fair value of plan assets. Defined benefit obligations are calculated on a yearly basis by an independent actuarial advisor based on the projected unit credit method. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 53

Pension plans - defined contribution For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING, through pension plan funds, are recognized as a liabilities as a contra entry to expense, when due. If contributions made exceed the liability for a service provided, it will be accounted for as an asset recognized at fair value, and possible remeasurements are recognized in Stockholders' Equity, in Comprehensive Income, in the period they occur. Other post-employment benefit obligations Likewise the defined benefit pension plans, these obligations are assessed annually by independent and qualified actuaries, and costs expected from these benefits are accumulated during the employment period and gains and losses arising from adjustments of practices and changes in actuarial assumptions are recognized in Stockholders’ equity, under Other comprehensive income, in the period they occurred. m) Share-based payment Share-based payments are accounted for in accordance with the amount of equity instruments granted, and they may be shares or stock options according to the plan, based on their fair value at the grant date. This cost is recognized during the vesting period of the right to exercise the instruments. The total amount to be expensed is determined by reference to the fair value of equity instruments excluding the impact of any service and non-market performance vesting conditions (notably remaining an employee of the entity over a specified time period). n) Provisions, contingent assets and contingent liabilities Contingent assets and liabilities are potential rights and obligations arising from past events for which materialization depends on uncertain future events. Contingent assets are not recognized in the Consolidated Financial Statements, except when the Management of ITAÚ UNIBANCO HOLDING understands that realization is virtually certain, which generally corresponds to lawsuits with favorable rulings, in final and unappealable judgments, withdrawal from lawsuits as a result of a payment in settlement or as a result of an agreement to offset against an existing liability. These contingencies are evaluated based on Management’s best estimates, and are classified as: · Probable: in which liabilities are recognized in the consolidated balance sheet under Provisions; · Possible: which are disclosed in the Consolidated Financial Statements, but no provision is recorded; · Remote: which require neither a provision nor disclosure. The amount of court escrow deposits is adjusted in accordance with current legislation. o) Capital Common and preferred shares, which are equivalent to common shares but without voting rights are classified in Stockholders’ equity. The additional costs directly attributable to the issue of new shares are included in Stockholders’ equity as a deduction from the proceeds, net of taxes. p) Treasury shares Common and preferred shares repurchased are recorded in Stockholders’ equity under Treasury shares at their average purchase price. Shares that are subsequently sold, such as those sold to grantees under our share-based payment, are recorded as a reduction in treasury shares, measured at the average price of treasury stock held at such date. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 54 Pension plans - defined contribution For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING, through pension plan funds, are recognized as a liabilities as a contra entry to expense, when due. If contributions made exceed the liability for a service provided, it will be accounted for as an asset recognized at fair value, and possible remeasurements are recognized in Stockholders' Equity, in Comprehensive Income, in the period they occur. Other post-employment benefit obligations Likewise the defined benefit pension plans, these obligations are assessed annually by independent and qualified actuaries, and costs expected from these benefits are accumulated during the employment period and gains and losses arising from adjustments of practices and changes in actuarial assumptions are recognized in Stockholders’ equity, under Other comprehensive income, in the period they occurred. m) Share-based payment Share-based payments are accounted for in accordance with the amount of equity instruments granted, and they may be shares or stock options according to the plan, based on their fair value at the grant date. This cost is recognized during the vesting period of the right to exercise the instruments. The total amount to be expensed is determined by reference to the fair value of equity instruments excluding the impact of any service and non-market performance vesting conditions (notably remaining an employee of the entity over a specified time period). n) Provisions, contingent assets and contingent liabilities Contingent assets and liabilities are potential rights and obligations arising from past events for which materialization depends on uncertain future events. Contingent assets are not recognized in the Consolidated Financial Statements, except when the Management of ITAÚ UNIBANCO HOLDING understands that realization is virtually certain, which generally corresponds to lawsuits with favorable rulings, in final and unappealable judgments, withdrawal from lawsuits as a result of a payment in settlement or as a result of an agreement to offset against an existing liability. These contingencies are evaluated based on Management’s best estimates, and are classified as: · Probable: in which liabilities are recognized in the consolidated balance sheet under Provisions; · Possible: which are disclosed in the Consolidated Financial Statements, but no provision is recorded; · Remote: which require neither a provision nor disclosure. The amount of court escrow deposits is adjusted in accordance with current legislation. o) Capital Common and preferred shares, which are equivalent to common shares but without voting rights are classified in Stockholders’ equity. The additional costs directly attributable to the issue of new shares are included in Stockholders’ equity as a deduction from the proceeds, net of taxes. p) Treasury shares Common and preferred shares repurchased are recorded in Stockholders’ equity under Treasury shares at their average purchase price. Shares that are subsequently sold, such as those sold to grantees under our share-based payment, are recorded as a reduction in treasury shares, measured at the average price of treasury stock held at such date. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 54

The difference between the sale price and the average price of the treasury shares is recorded as a reduction or increase in Additional paid-in capital. The cancellation of treasury shares is recorded as a reduction in Treasury shares against Appropriated reserves, at the average price of treasury shares at the cancellation date. q) Dividends and interest on capital Minimum dividend amounts established in the bylaws are recorded as liabilities at the end of each year. Any other amount above the mandatory minimum dividend is accounted for as a liability when approved by Meeting of the Board of Directors. Interest on capital is treated for accounting purposes as a dividend, and it is presented as a reduction of stockholders' equity in the consolidated financial statements. Dividends have been and continue to be calculated and paid based on the financial statements prepared under Brazilian accounting standards and regulations for financial institutions and not based on these Consolidated financial statements prepared under IFRS. Dividends and interest on capital are presented in Note 19. r) Earnings per share ITAÚ UNIBANCO HOLDING grants stock-based compensation whose dilutive effect is reflected in diluted earnings per share, with the application of the “treasury stock method“. Under the treasury stock method, earnings per share are calculated as if shares under stock-based compensation plans had been issued and as if the assumed proceeds were used to purchase shares of ITAÚ UNIBANCO HOLDING. Earnings per share are presented in Note 25. s) Segment information Segment information is disclosed consistently with the internal report prepared for the Executive Committee, which makes the operational decisions of ITAÚ UNIBANCO HOLDING. ITAÚ UNIBANCO HOLDING has three reportable segments: (i) Retail Banking (ii) Wholesale Banking and (iii) Activities with the Market + Corporation. Segment information is presented in Note 30. t) Revenue from services Revenue from services is recognized when ITAÚ UNIBANCO HOLDING provides or makes the services to the clients, in an amount that reflects the consideration ITAÚ UNIBANCO HOLDING expects to collect in exchange for those services. A five-step model is applied to account for revenues: i) identification of the contract with a client; ii) identification of the performance obligations in the contract; iii) determination of the transaction price; iv) allocation of the transaction price to the performance obligations in the contract; and v) recognition of revenue when it satisfies a performance obligation. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 55 The difference between the sale price and the average price of the treasury shares is recorded as a reduction or increase in Additional paid-in capital. The cancellation of treasury shares is recorded as a reduction in Treasury shares against Appropriated reserves, at the average price of treasury shares at the cancellation date. q) Dividends and interest on capital Minimum dividend amounts established in the bylaws are recorded as liabilities at the end of each year. Any other amount above the mandatory minimum dividend is accounted for as a liability when approved by Meeting of the Board of Directors. Interest on capital is treated for accounting purposes as a dividend, and it is presented as a reduction of stockholders' equity in the consolidated financial statements. Dividends have been and continue to be calculated and paid based on the financial statements prepared under Brazilian accounting standards and regulations for financial institutions and not based on these Consolidated financial statements prepared under IFRS. Dividends and interest on capital are presented in Note 19. r) Earnings per share ITAÚ UNIBANCO HOLDING grants stock-based compensation whose dilutive effect is reflected in diluted earnings per share, with the application of the “treasury stock method“. Under the treasury stock method, earnings per share are calculated as if shares under stock-based compensation plans had been issued and as if the assumed proceeds were used to purchase shares of ITAÚ UNIBANCO HOLDING. Earnings per share are presented in Note 25. s) Segment information Segment information is disclosed consistently with the internal report prepared for the Executive Committee, which makes the operational decisions of ITAÚ UNIBANCO HOLDING. ITAÚ UNIBANCO HOLDING has three reportable segments: (i) Retail Banking (ii) Wholesale Banking and (iii) Activities with the Market + Corporation. Segment information is presented in Note 30. t) Revenue from services Revenue from services is recognized when ITAÚ UNIBANCO HOLDING provides or makes the services to the clients, in an amount that reflects the consideration ITAÚ UNIBANCO HOLDING expects to collect in exchange for those services. A five-step model is applied to account for revenues: i) identification of the contract with a client; ii) identification of the performance obligations in the contract; iii) determination of the transaction price; iv) allocation of the transaction price to the performance obligations in the contract; and v) recognition of revenue when it satisfies a performance obligation. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 55

Note 3 – Business development Itaú CorpBanca The ITAÚ CORPBANCA is controlled as of April 1st, 2016 by ITAÚ UNIBANCO HOLDING. On the same date, ITAU UNIBANCO HOLDING entered into a shareholders’ agreement with CORP GROUP, which sets forth, among others, the right of ITAÚ UNIBANCO HOLDING and CORP GROUP to appoint members for the Board of Directors of ITAÚ CORPBANCA in accordance to their interests in capital stock, and this group of shareholders will have the right to appoint the majority of members of the Board of Directors of ITAÚ CORPBANCA and ITAÚ UNIBANCO HOLDING will be entitled to appoint the majority of members elected by this block. ITAÚ UNIBANCO HOLDING, through its subsidiary ITB Holding Brasil Participações Ltda., indirectly acquired the following additional interests in the capital of ITAÚ CORPBANCA: • On September 14, 2017 – 1,800,000,000 shares (0.35%) for the amount of R$ 55.6, then holding 36.06%; • On October 12, 2018 – 10,651,555,020 shares (2.08%) for the amount of R$ 362.9, then holding 38.14%. Acquisition of minority interest in XP Investimentos S.A. On May 11, 2017, ITAÚ UNIBANCO HOLDING, through its subsidiary ITAÚ UNIBANCO, entered into an agreement for purchase and sale of shares with XP Controle Participações S.A. (XP CONTROLE), G.A. Brasil IV Fundo de Investimento em Participações, Dyna III Fundo de Investimento em Participações, among other parties (SELLERS), for acquisition of 49.9% of total capital (of which 30.1% of common shares) of XP Investimentos S.A. (XP HOLDING), through capital contribution in the amount of R$ 600 and acquisition of shares issued by XP HOLDING held by the SELLERS in the amount of R$ 5,700, and such amounts were restated pursuant to contractual provision, totaling R$ 6,650 (FIRST ACQUISITION). A portion of this amount were withheld as a guarantee for possible future obligations of XP CONTROLE, for a 10-year period, and possible remaining balance will be paid to XP CONTROLE at the end of this term. In addition to the FIRST ACQUISITION, the agreement sets forth only one additional acquisition in 2022, subject to future BACEN’s approval. Should it be approved, it will enable ITAÚ UNIBANCO to hold up to 62.4% of XP HOLDING’s total capital (equivalent to 40.0% of common shares) based on a multiple of result (19 times) of XP HOLDING, therefore being clear that the control over XP Group will remain unchanged, with XP CONTROLE’s shareholders. ITAÚ UNIBANCO will act as minority partner. Effective acquisitions and financial settlements occurred on August 31, 2018, after the satisfaction of certain contractual conditions and obtainment of regulatory and government authorizations required. Citibank’s Retail Operations On October 08, 2016, ITAÚ UNIBANCO HOLDING entered, by means of its subsidiaries Itaú Unibanco S.A. (ITAÚ UNIBANCO) and Itaú Corretora de Valores S.A., into a share purchase and sale agreement with Banco Citibank S.A. and with other companies of its conglomerate (CITIBANK) for the acquisition of the retail banking activities carried out by Citibank in Brazil, including loans, deposits, credit cards, branches, assets under management and insurance brokerage, as well as the equity investments held by CITIBANK in TECBAN – Tecnologia Bancária S.A. (representing 5.64% of its capital) and in CIBRASEC – Companhia Brasileira de Securitização (representing 3.60% of its capital), for R$ 628. The operation was structured in three phases: i. Acquisition of retail operations, cards and insurance brokerage on October 31, 2017; st ii. Acquisition of securities brokerage on December 1 , 2017; iii. Acquisition of ownership interest in TECBAN and CIBRASEC on December 26, 2017. The difference between the amount paid and net assets acquired resulted in the recognition of goodwill due to expected future profitability on the acquisition date of R$ 631. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 56 Note 3 – Business development Itaú CorpBanca The ITAÚ CORPBANCA is controlled as of April 1st, 2016 by ITAÚ UNIBANCO HOLDING. On the same date, ITAU UNIBANCO HOLDING entered into a shareholders’ agreement with CORP GROUP, which sets forth, among others, the right of ITAÚ UNIBANCO HOLDING and CORP GROUP to appoint members for the Board of Directors of ITAÚ CORPBANCA in accordance to their interests in capital stock, and this group of shareholders will have the right to appoint the majority of members of the Board of Directors of ITAÚ CORPBANCA and ITAÚ UNIBANCO HOLDING will be entitled to appoint the majority of members elected by this block. ITAÚ UNIBANCO HOLDING, through its subsidiary ITB Holding Brasil Participações Ltda., indirectly acquired the following additional interests in the capital of ITAÚ CORPBANCA: • On September 14, 2017 – 1,800,000,000 shares (0.35%) for the amount of R$ 55.6, then holding 36.06%; • On October 12, 2018 – 10,651,555,020 shares (2.08%) for the amount of R$ 362.9, then holding 38.14%. Acquisition of minority interest in XP Investimentos S.A. On May 11, 2017, ITAÚ UNIBANCO HOLDING, through its subsidiary ITAÚ UNIBANCO, entered into an agreement for purchase and sale of shares with XP Controle Participações S.A. (XP CONTROLE), G.A. Brasil IV Fundo de Investimento em Participações, Dyna III Fundo de Investimento em Participações, among other parties (SELLERS), for acquisition of 49.9% of total capital (of which 30.1% of common shares) of XP Investimentos S.A. (XP HOLDING), through capital contribution in the amount of R$ 600 and acquisition of shares issued by XP HOLDING held by the SELLERS in the amount of R$ 5,700, and such amounts were restated pursuant to contractual provision, totaling R$ 6,650 (FIRST ACQUISITION). A portion of this amount were withheld as a guarantee for possible future obligations of XP CONTROLE, for a 10-year period, and possible remaining balance will be paid to XP CONTROLE at the end of this term. In addition to the FIRST ACQUISITION, the agreement sets forth only one additional acquisition in 2022, subject to future BACEN’s approval. Should it be approved, it will enable ITAÚ UNIBANCO to hold up to 62.4% of XP HOLDING’s total capital (equivalent to 40.0% of common shares) based on a multiple of result (19 times) of XP HOLDING, therefore being clear that the control over XP Group will remain unchanged, with XP CONTROLE’s shareholders. ITAÚ UNIBANCO will act as minority partner. Effective acquisitions and financial settlements occurred on August 31, 2018, after the satisfaction of certain contractual conditions and obtainment of regulatory and government authorizations required. Citibank’s Retail Operations On October 08, 2016, ITAÚ UNIBANCO HOLDING entered, by means of its subsidiaries Itaú Unibanco S.A. (ITAÚ UNIBANCO) and Itaú Corretora de Valores S.A., into a share purchase and sale agreement with Banco Citibank S.A. and with other companies of its conglomerate (CITIBANK) for the acquisition of the retail banking activities carried out by Citibank in Brazil, including loans, deposits, credit cards, branches, assets under management and insurance brokerage, as well as the equity investments held by CITIBANK in TECBAN – Tecnologia Bancária S.A. (representing 5.64% of its capital) and in CIBRASEC – Companhia Brasileira de Securitização (representing 3.60% of its capital), for R$ 628. The operation was structured in three phases: i. Acquisition of retail operations, cards and insurance brokerage on October 31, 2017; st ii. Acquisition of securities brokerage on December 1 , 2017; iii. Acquisition of ownership interest in TECBAN and CIBRASEC on December 26, 2017. The difference between the amount paid and net assets acquired resulted in the recognition of goodwill due to expected future profitability on the acquisition date of R$ 631. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 56

Gestora de Inteligência de Crédito On January 21, 2016, o ITAÚ UNIBANCO HOLDING, through its subsidiary ITAÚ UNIBANCO, executing a non-binding Memorandum of Understanding with Banco Bradesco S.A., Banco do Brasil S.A., Banco Santander S.A. and Caixa Econômica Federal, aiming at the creation of a credit intelligence bureau that will develop a databank with the purpose of aggregating, reconciling and addressing master file and credit data of individuals and legal entities. Gestora de Inteligência de Crédito S.A., located in the city of São Paulo, was organized as a corporation, and each of its shareholders will have a 20% interest in its capital. After compliance with conditions precedent and approval by proper regulatory authorities, the operation was closed on June 14, 2017. Ownership interest acquired will be assessed under the Equity Method. Note 4 - Interbank deposits and securities purchased under agreements to resell 12/31/2018 12/31/2017 Non- Current Total Current Non-current Total current Securities purchased under agreements to resell 280,029 103 280,132 244,503 196 244,699 (1) Funded position 63,392 93 63,485 59,207 196 59,403 Financed position 170,500 10 170,510 147,749 - 147,749 With free movement 28,369 - 28,369 55,004 - 55,004 142,131 10 142,141 92,745 - 92,745 Without free movement 46,137 - 46,137 37,547 - 37,547 Short position Interbank deposits 25,726 688 26,414 28,034 1,014 29,048 (2) Total 305,755 791 306,546 272,537 1,210 273,747 (1) The amounts of R$ 5,120 (R$ 3,664 at 12/31/2017) are pledged in guarantee of operations on B3 S.A. - Brasil, Bolsa, Balcão (B3) and Central Bank and the amounts of R$ 216,647 (R$ 185,296 at 12/31/2017) are pledged in guarantee of repurchase agreement transactions. (2) Includes losses in amounts R$ (10) (R$ (8) at 12/31/2017). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 57 Gestora de Inteligência de Crédito On January 21, 2016, o ITAÚ UNIBANCO HOLDING, through its subsidiary ITAÚ UNIBANCO, executing a non-binding Memorandum of Understanding with Banco Bradesco S.A., Banco do Brasil S.A., Banco Santander S.A. and Caixa Econômica Federal, aiming at the creation of a credit intelligence bureau that will develop a databank with the purpose of aggregating, reconciling and addressing master file and credit data of individuals and legal entities. Gestora de Inteligência de Crédito S.A., located in the city of São Paulo, was organized as a corporation, and each of its shareholders will have a 20% interest in its capital. After compliance with conditions precedent and approval by proper regulatory authorities, the operation was closed on June 14, 2017. Ownership interest acquired will be assessed under the Equity Method. Note 4 - Interbank deposits and securities purchased under agreements to resell 12/31/2018 12/31/2017 Non- Current Total Current Non-current Total current Securities purchased under agreements to resell 280,029 103 280,132 244,503 196 244,699 (1) Funded position 63,392 93 63,485 59,207 196 59,403 Financed position 170,500 10 170,510 147,749 - 147,749 With free movement 28,369 - 28,369 55,004 - 55,004 142,131 10 142,141 92,745 - 92,745 Without free movement 46,137 - 46,137 37,547 - 37,547 Short position Interbank deposits 25,726 688 26,414 28,034 1,014 29,048 (2) Total 305,755 791 306,546 272,537 1,210 273,747 (1) The amounts of R$ 5,120 (R$ 3,664 at 12/31/2017) are pledged in guarantee of operations on B3 S.A. - Brasil, Bolsa, Balcão (B3) and Central Bank and the amounts of R$ 216,647 (R$ 185,296 at 12/31/2017) are pledged in guarantee of repurchase agreement transactions. (2) Includes losses in amounts R$ (10) (R$ (8) at 12/31/2017). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 57

Note 5 – Financial assets held for trading and designated at fair value through profit or loss - Securities a) Financial assets held for trading recognized at their fair value are presented in the following table: 12/31/2018 12/31/2017 Adjustments to Fair Adjustments to Fair Cost Fair value Cost Fair value Value (in Income) Value (in Income) Investment funds 5,253 (927) 4,326 4,135 (622) 3,513 (1a) Brazilian government securities 215,956 1,102 217,058 207,418 426 207,844 (1b) Government securities – abroad 2,070 9 2,079 3,917 32 3,949 Argentina 1,121 8 1,129 1,446 20 1,466 Chile 301 1 302 57 - 57 Colombia 207 - 207 2,080 12 2,092 United States 117 - 117 100 - 100 Mexico 120 - 120 5 - 5 Paraguay 1 - 1 3 - 3 Uruguay 84 - 84 193 - 193 Italy 115 - 115 - - - Other 4 - 4 33 - 33 (1c) Corporate securities 38,953 (505) 38,448 33,816 (175) 33,641 Shares 9,778 (332) 9,446 6,080 (121) 5,959 Bank deposit certificates 969 - 969 335 - 335 Securitized real estate loans 1,391 20 1,411 1,779 16 1,795 Debentures 5,147 (187) 4,960 3,290 (74) 3,216 Eurobonds and other 1,403 (7) 1,396 684 4 688 Financial credit bills 19,724 - 19,724 21,170 - 21,170 Promissory notes 435 - 435 391 - 391 Other 106 1 107 87 - 87 Total 262,232 (321) 261,911 249,286 (339) 248,947 1) Financial assets at fair value through profit or loss – Securities pledged as Guarantee of Funding of Financial Institutions and Clients were: a) R$ 30,114 (R$ 30,325 at 12/31/2017), b) R$ 131 (R$ 46 at 12/31/2017) and c) (R$ 28 at 12/31/2017), totaling R$ 30,245 (R$ 30,399 at 12/31/2017). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 58 Note 5 – Financial assets held for trading and designated at fair value through profit or loss - Securities a) Financial assets held for trading recognized at their fair value are presented in the following table: 12/31/2018 12/31/2017 Adjustments to Fair Adjustments to Fair Cost Fair value Cost Fair value Value (in Income) Value (in Income) Investment funds 5,253 (927) 4,326 4,135 (622) 3,513 (1a) Brazilian government securities 215,956 1,102 217,058 207,418 426 207,844 (1b) Government securities – abroad 2,070 9 2,079 3,917 32 3,949 Argentina 1,121 8 1,129 1,446 20 1,466 Chile 301 1 302 57 - 57 Colombia 207 - 207 2,080 12 2,092 United States 117 - 117 100 - 100 Mexico 120 - 120 5 - 5 Paraguay 1 - 1 3 - 3 Uruguay 84 - 84 193 - 193 Italy 115 - 115 - - - Other 4 - 4 33 - 33 (1c) Corporate securities 38,953 (505) 38,448 33,816 (175) 33,641 Shares 9,778 (332) 9,446 6,080 (121) 5,959 Bank deposit certificates 969 - 969 335 - 335 Securitized real estate loans 1,391 20 1,411 1,779 16 1,795 Debentures 5,147 (187) 4,960 3,290 (74) 3,216 Eurobonds and other 1,403 (7) 1,396 684 4 688 Financial credit bills 19,724 - 19,724 21,170 - 21,170 Promissory notes 435 - 435 391 - 391 Other 106 1 107 87 - 87 Total 262,232 (321) 261,911 249,286 (339) 248,947 1) Financial assets at fair value through profit or loss – Securities pledged as Guarantee of Funding of Financial Institutions and Clients were: a) R$ 30,114 (R$ 30,325 at 12/31/2017), b) R$ 131 (R$ 46 at 12/31/2017) and c) (R$ 28 at 12/31/2017), totaling R$ 30,245 (R$ 30,399 at 12/31/2017). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 58

The cost and fair value of Financial Assets at Fair Value Through Profit or Loss are as follows: 12/31/2018 12/31/2017 Cost Fair value Cost Fair value Current 53,382 52,096 50,174 49,512 Non-stated maturity 15,031 13,772 10,214 9,469 Up to one year 38,351 38,324 39,960 40,043 Non-current 208,850 209,815 199,112 199,435 From one to five years 153,256 153,701 147,700 147,805 From five to ten years 44,258 44,620 41,279 41,499 After ten years 11,336 11,494 10,133 10,131 Total 262,232 261,911 249,286 248,947 Financial Assets at Fair Value Through Profit or Loss include assets with a fair value of R$ 188,069 (R$ 169,178 at 12/31/2017) that belong to investment funds wholly owned by Itaú Vida e Previdência S.A. The return of those assets (positive or negative) is fully transferred to customers of our PGBL and VGBL private pension plans whose premiums (less fees charged by us) are used by our subsidiary to purchase quotas of those investment funds. b) Financial assets designated at fair value through profit or loss are presented in the following table: 12/31/2018 Adjustments to Cost Fair value Fair Value (in Income) Brazilian external debt bonds 1,232 37 1,269 Total 1,232 37 1,269 12/31/2017 Adjustments to Cost Fair value Fair Value (in Income) Brazilian external debt bonds 1,670 76 1,746 Total 1,670 76 1,746 The cost and fair value by maturity of financial assets designated as fair value through profit or loss were as follows: 12/31/2018 12/31/2017 Cost Fair value Cost Fair value 1,006 1,041 Current 765 799 Up to one year 765 799 1,006 1,041 Non-current 467 470 664 705 467 470 From one to five years 664 705 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 59 The cost and fair value of Financial Assets at Fair Value Through Profit or Loss are as follows: 12/31/2018 12/31/2017 Cost Fair value Cost Fair value Current 53,382 52,096 50,174 49,512 Non-stated maturity 15,031 13,772 10,214 9,469 Up to one year 38,351 38,324 39,960 40,043 Non-current 208,850 209,815 199,112 199,435 From one to five years 153,256 153,701 147,700 147,805 From five to ten years 44,258 44,620 41,279 41,499 After ten years 11,336 11,494 10,133 10,131 Total 262,232 261,911 249,286 248,947 Financial Assets at Fair Value Through Profit or Loss include assets with a fair value of R$ 188,069 (R$ 169,178 at 12/31/2017) that belong to investment funds wholly owned by Itaú Vida e Previdência S.A. The return of those assets (positive or negative) is fully transferred to customers of our PGBL and VGBL private pension plans whose premiums (less fees charged by us) are used by our subsidiary to purchase quotas of those investment funds. b) Financial assets designated at fair value through profit or loss are presented in the following table: 12/31/2018 Adjustments to Cost Fair value Fair Value (in Income) Brazilian external debt bonds 1,232 37 1,269 Total 1,232 37 1,269 12/31/2017 Adjustments to Cost Fair value Fair Value (in Income) Brazilian external debt bonds 1,670 76 1,746 Total 1,670 76 1,746 The cost and fair value by maturity of financial assets designated as fair value through profit or loss were as follows: 12/31/2018 12/31/2017 Cost Fair value Cost Fair value 1,006 1,041 Current 765 799 Up to one year 765 799 1,006 1,041 Non-current 467 470 664 705 467 470 From one to five years 664 705 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 59

Note 6 – Derivatives ITAÚ UNIBANCO HOLDING enters into derivative financial instruments with various counterparties to manage its overall exposures and to assist its customers in managing their own exposures. Futures – Interest rate and foreign currency futures contracts are commitments to buy or sell a financial instrument at a future date, at a contracted price or yield and may be settled in cash or through delivery. The notional amount represents the face value of the underlying instrument. Commodity futures contracts or financial instruments are commitments to buy or sell commodities (mainly gold, coffee and orange juice), at a future date, at a contracted price, which are settled in cash. The notional amount represents the quantity of such commodities multiplied by the future price at the contract date. Daily cash settlements of price movements are made for all instruments. Forwards – Interest forward contracts are agreements to exchange payments on a specified future date, based on a market change in interest rates from trade date to contract settlement date. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another country at an agreed price, at an agreed settlement date. Financial instrument forward contracts are commitments to buy or sell a financial instrument on a future date at a contracted price and are settled in cash. Swaps – Interest rate and foreign exchange swap contracts are commitments to settle in cash at a future date or dates, based on differentials between specified financial indices (either two different interest rates in a single currency or two different rates each in a different currency), as applied to a notional principal amount. Swap contracts presented in Other in the table below correspond substantially to inflation rate swap contracts. Options – Option contracts give the purchaser, for a fee, the right, but not the obligation, to buy or sell within a limited time a financial instrument including a flow of interest, foreign currencies, commodities, or financial instruments at a contracted price that may also be settled in cash, based on differentials between specific indices. Credit Derivatives – Credit derivatives are financial instruments with value relating to the credit risk associated to the debt issued by a third party (the reference entity), which permits that one party (the purchaser of the hedge) transfers the risk to the counterparty (the seller of the hedge). The seller of the hedge should make payments as set forth in the contract when the reference entity undergoes a credit event, such as bankruptcy, default or debt restructuring. The seller of the hedge receives a premium for the hedge, but, on the other hand, assumes the risk that the underlying asset referenced in the contract undergoes a credit event, and the seller would have to make the payment to the purchaser of the hedge, which could be the notional amount of the credit derivative. The total value of margins pledged in guarantee by ITAÚ UNIBANCO HOLDING was R$ 12,855 (R$ 18,284 at 12/31/2017) and was basically comprised of government securities. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 60 Note 6 – Derivatives ITAÚ UNIBANCO HOLDING enters into derivative financial instruments with various counterparties to manage its overall exposures and to assist its customers in managing their own exposures. Futures – Interest rate and foreign currency futures contracts are commitments to buy or sell a financial instrument at a future date, at a contracted price or yield and may be settled in cash or through delivery. The notional amount represents the face value of the underlying instrument. Commodity futures contracts or financial instruments are commitments to buy or sell commodities (mainly gold, coffee and orange juice), at a future date, at a contracted price, which are settled in cash. The notional amount represents the quantity of such commodities multiplied by the future price at the contract date. Daily cash settlements of price movements are made for all instruments. Forwards – Interest forward contracts are agreements to exchange payments on a specified future date, based on a market change in interest rates from trade date to contract settlement date. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another country at an agreed price, at an agreed settlement date. Financial instrument forward contracts are commitments to buy or sell a financial instrument on a future date at a contracted price and are settled in cash. Swaps – Interest rate and foreign exchange swap contracts are commitments to settle in cash at a future date or dates, based on differentials between specified financial indices (either two different interest rates in a single currency or two different rates each in a different currency), as applied to a notional principal amount. Swap contracts presented in Other in the table below correspond substantially to inflation rate swap contracts. Options – Option contracts give the purchaser, for a fee, the right, but not the obligation, to buy or sell within a limited time a financial instrument including a flow of interest, foreign currencies, commodities, or financial instruments at a contracted price that may also be settled in cash, based on differentials between specific indices. Credit Derivatives – Credit derivatives are financial instruments with value relating to the credit risk associated to the debt issued by a third party (the reference entity), which permits that one party (the purchaser of the hedge) transfers the risk to the counterparty (the seller of the hedge). The seller of the hedge should make payments as set forth in the contract when the reference entity undergoes a credit event, such as bankruptcy, default or debt restructuring. The seller of the hedge receives a premium for the hedge, but, on the other hand, assumes the risk that the underlying asset referenced in the contract undergoes a credit event, and the seller would have to make the payment to the purchaser of the hedge, which could be the notional amount of the credit derivative. The total value of margins pledged in guarantee by ITAÚ UNIBANCO HOLDING was R$ 12,855 (R$ 18,284 at 12/31/2017) and was basically comprised of government securities. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 60

I - Derivatives Summary See below the composition of the Derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated fair value, and by maturity. 12/31/2018 0-30 31-90 91-180 181-365 366-720 Over 720 Fair value % days days days days days days Assets Swaps – difference receivable 13,049 55.6 705 187 245 700 2,881 8,331 4,215 18.0 1,167 408 610 872 975 183 Option premiums Forwards (onshore) 1,835 7.8 893 716 145 81 - - Credit derivatives - financial Institutions 120 0.5 - - 1 5 9 105 NDF - Non Deliverable Forward 3,711 15.8 1,013 968 772 653 178 127 Check of swap - Companies 44 0.2 - - 7 - 13 24 Other 492 2.1 209 10 2 2 13 256 Total 23,466 100.0 3,987 2,289 1,782 2,313 4,069 9,026 % per maturity term 17.0 9.8 7.6 9.9 17.3 38.4 12/31/2018 0-30 31-90 91-180 181-365 366-720 Over 720 Fair value % days days days days days days Liabilities Swaps – difference payable (19,354) 70.3 (923) (979) (606) (1,417) (4,687) (10,742) Option premiums (3,929) 14.3 (883) (500) (604) (831) (823) (288) Forwards (onshore) (470) 1.7 (470) - - - - - (140) 0.5 - - - (2) (4) (134) Credit derivatives - financial Institutions NDF - Non Deliverable Forward (3,384) 12.3 (890) (772) (583) (552) (150) (437) Check of swap - Companies (162) 0.6 - - (16) - - (146) Other (80) 0.3 (2) (2) (8) (13) (8) (47) Total (27,519) 100.0 (3,168) (2,253) (1,817) (2,815) (5,672) (11,794) % per maturity term 11.5 8.2 6.6 10.2 20.6 42.9 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 61 I - Derivatives Summary See below the composition of the Derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated fair value, and by maturity. 12/31/2018 0-30 31-90 91-180 181-365 366-720 Over 720 Fair value % days days days days days days Assets Swaps – difference receivable 13,049 55.6 705 187 245 700 2,881 8,331 4,215 18.0 1,167 408 610 872 975 183 Option premiums Forwards (onshore) 1,835 7.8 893 716 145 81 - - Credit derivatives - financial Institutions 120 0.5 - - 1 5 9 105 NDF - Non Deliverable Forward 3,711 15.8 1,013 968 772 653 178 127 Check of swap - Companies 44 0.2 - - 7 - 13 24 Other 492 2.1 209 10 2 2 13 256 Total 23,466 100.0 3,987 2,289 1,782 2,313 4,069 9,026 % per maturity term 17.0 9.8 7.6 9.9 17.3 38.4 12/31/2018 0-30 31-90 91-180 181-365 366-720 Over 720 Fair value % days days days days days days Liabilities Swaps – difference payable (19,354) 70.3 (923) (979) (606) (1,417) (4,687) (10,742) Option premiums (3,929) 14.3 (883) (500) (604) (831) (823) (288) Forwards (onshore) (470) 1.7 (470) - - - - - (140) 0.5 - - - (2) (4) (134) Credit derivatives - financial Institutions NDF - Non Deliverable Forward (3,384) 12.3 (890) (772) (583) (552) (150) (437) Check of swap - Companies (162) 0.6 - - (16) - - (146) Other (80) 0.3 (2) (2) (8) (13) (8) (47) Total (27,519) 100.0 (3,168) (2,253) (1,817) (2,815) (5,672) (11,794) % per maturity term 11.5 8.2 6.6 10.2 20.6 42.9 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 61

See below the composition of the Derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated fair value, and by maturity. 12/31/2017 0-30 31-90 91-180 181-365 366-720 Over 720 Fair value % days days days days days days Assets Futures contracts 158 0.7 153 11 (2) (3) 38 (39) Swaps – difference receivable 9,190 40.2 189 187 327 744 1,661 6,082 Option premiums 3,337 14.6 430 440 353 955 865 294 Forwards (onshore) 6,911 30.3 6,529 293 46 43 - - Credit derivatives - financial Institutions 137 0.6 - - 1 8 21 107 NDF - Non Deliverable Forward 2,950 12.9 677 717 624 610 166 156 Check of swap - Companies 68 0.3 - - 6 - - 62 Other 92 0.4 - - - 3 5 84 22,843 100.0 7,978 1,648 1,355 2,360 2,756 6,746 Total % per maturity term 34.9 7.2 5.9 10.3 12.1 29.6 12/31/2017 0-30 31-90 91-180 181-365 366-720 Over 720 Fair value % days days days days days days Liabilities Swaps – difference receivable (13,692) 51.2 (65) (202) (451) (1,711) (3,747) (7,516) Option premiums (2,793) 10.4 (332) (174) (304) (821) (889) (273) Forwards (onshore) (6,272) 23.5 (6,272) - - - - - Credit derivatives - financial Institutions (58) 0.2 - - (1) (2) (7) (48) NDF - Non Deliverable Forward (3,745) 14.0 (927) (735) (547) (785) (225) (526) Check of swap - Companies (122) 0.5 - - (73) - - (49) Other (64) 0.2 - (2) (2) (6) (9) (45) Total (26,746) 100.0 (7,596) (1,113) (1,378) (3,325) (4,877) (8,457) % per maturity term 28.4 4.2 5.2 12.4 18.2 31.6 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 62 See below the composition of the Derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated fair value, and by maturity. 12/31/2017 0-30 31-90 91-180 181-365 366-720 Over 720 Fair value % days days days days days days Assets Futures contracts 158 0.7 153 11 (2) (3) 38 (39) Swaps – difference receivable 9,190 40.2 189 187 327 744 1,661 6,082 Option premiums 3,337 14.6 430 440 353 955 865 294 Forwards (onshore) 6,911 30.3 6,529 293 46 43 - - Credit derivatives - financial Institutions 137 0.6 - - 1 8 21 107 NDF - Non Deliverable Forward 2,950 12.9 677 717 624 610 166 156 Check of swap - Companies 68 0.3 - - 6 - - 62 Other 92 0.4 - - - 3 5 84 22,843 100.0 7,978 1,648 1,355 2,360 2,756 6,746 Total % per maturity term 34.9 7.2 5.9 10.3 12.1 29.6 12/31/2017 0-30 31-90 91-180 181-365 366-720 Over 720 Fair value % days days days days days days Liabilities Swaps – difference receivable (13,692) 51.2 (65) (202) (451) (1,711) (3,747) (7,516) Option premiums (2,793) 10.4 (332) (174) (304) (821) (889) (273) Forwards (onshore) (6,272) 23.5 (6,272) - - - - - Credit derivatives - financial Institutions (58) 0.2 - - (1) (2) (7) (48) NDF - Non Deliverable Forward (3,745) 14.0 (927) (735) (547) (785) (225) (526) Check of swap - Companies (122) 0.5 - - (73) - - (49) Other (64) 0.2 - (2) (2) (6) (9) (45) Total (26,746) 100.0 (7,596) (1,113) (1,378) (3,325) (4,877) (8,457) % per maturity term 28.4 4.2 5.2 12.4 18.2 31.6 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 62

II - Derivatives by index and Risk Fator The following table shows the composition of derivatives by index: Balance sheet account Adjustment to market Off-balance sheet receivable / (received) value (in results / Fair value notional amount (payable) / paid stockholders' equity) 12/31/2018 12/31/2018 12/31/2018 12/31/2018 Futures contracts 586,033 - - - Purchase commitments 268,228 - - - Shares 13,675 - - - Commodities 194 - - - Interest 243,369 - - - Foreign currency 10,990 - - - Commitments to sell 317,805 - - - Shares 13,965 - - - Commodities 155 - - - Interest 265,218 - - - Foreign currency 38,467 - - - Swap contracts - (5,188) (1,117) (6,305) Asset position 939,510 6,263 6,786 13,049 Commodities 6 - - - Interest 925,381 5,124 6,380 11,504 Foreign currency 14,123 1,139 406 1,545 Liability position 939,510 (11,451) (7,903) (19,354) Shares 76 (5) 2 (3) Commodities 620 - (1) (1) Interest 913,745 (9,410) (7,973) (17,383) Foreign currency 25,069 (2,036) 69 (1,967) Option contracts 1,262,568 324 (38) 286 Purchase commitments – long position 151,179 1,935 (108) 1,827 Shares 8,211 289 100 389 Commodities 321 10 (3) 7 Interest 100,338 183 (98) 85 42,309 1,453 (107) 1,346 Foreign currency Commitments to sell – long position 495,464 1,808 580 2,388 Shares 10,802 394 500 894 Commodities 278 11 1 12 Interest 441,673 427 460 887 Foreign currency 42,711 976 (381) 595 Purchase commitments – short position 116,005 (1,564) 153 (1,411) Shares 9,716 (184) (98) (282) Commodities 317 (9) 6 (3) Interest 69,934 (147) 95 (52) Foreign currency 36,038 (1,224) 150 (1,074) Commitments to sell – short position 499,920 (1,855) (663) (2,518) Shares 8,898 (246) (503) (749) Commodities 192 (6) (2) (8) Interest 448,029 (528) (497) (1,025) Foreign currency 42,801 (1,075) 339 (736) Forward operations (onshore) 2,341 1,363 2 1,365 Purchases receivable 415 496 - 496 Shares 36 36 - 36 Interest 379 460 - 460 Purchases payable - (381) - (381) Shares - (2) - (2) Interest - (379) - (379) Sales receivable 1,307 1,337 2 1,339 Shares 1,307 1,292 2 1,294 Interest - 45 - 45 Sales deliverable 619 (89) - (89) Shares 2 (2) - (2) Interest 45 (87) - (87) Foreign currency 572 - - - Credit derivatives 8,324 (243) 223 (20) Asset position 3,825 (87) 207 120 Shares 1,576 (44) 136 92 Interest 2,249 (43) 71 28 Liability position 4,499 (156) 16 (140) Shares 1,316 (55) (14) (69) Interest 3,183 (101) 30 (71) NDF - Non Deliverable Forward 225,355 99 228 327 Asset position 122,495 3,378 333 3,711 Commodities 167 16 1 17 Foreign currency 122,328 3,362 332 3,694 Liability position 102,860 (3,279) (105) (3,384) Commodities 96 (6) 1 (5) Foreign currency 102,764 (3,273) (106) (3,379) Check of swap 1,334 (71) (47) (118) Asset position 115 7 37 44 115 2 21 23 Interest Foreign currency - 5 16 21 Liability position 1,219 (78) (84) (162) Interest 1,219 (17) (6) (23) Foreign currency - (61) (78) (139) Other derivative financial instruments 5,304 198 214 412 Asset position 4,296 205 287 492 Shares 217 (8) 10 2 Interest 4,074 213 65 278 Foreign currency 5 - 212 212 Liability position 1,008 (7) (73) (80) Shares 842 (4) (42) (46) Interest 158 (2) (21) (23) Foreign currency 8 (1) (10) (11) Asset 15,342 8,124 23,466 Liability (18,860) (8,659) (27,519) Total (3,518) (535) (4,053) Derivative contracts mature as follows (in days): Off-balance sheet – notional amount 0 - 30 31 - 180 181 - 365 Over 365 12/31/2018 Futures contracts 217,836 193,637 33,969 140,591 586,033 Swaps contracts 70,403 96,913 96,090 676,104 939,510 Options 595,515 131,147 329,834 206,072 1,262,568 Forwards (onshore) 1,412 844 85 - 2,341 Credit derivatives - 1,188 680 6,456 8,324 NDF - Non Deliverable Forward 76,032 102,024 30,212 17,087 225,355 Check of swap - 115 - 1,219 1,334 Other derivative financial instruments 8 405 357 4,534 5,304 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 63 II - Derivatives by index and Risk Fator The following table shows the composition of derivatives by index: Balance sheet account Adjustment to market Off-balance sheet receivable / (received) value (in results / Fair value notional amount (payable) / paid stockholders' equity) 12/31/2018 12/31/2018 12/31/2018 12/31/2018 Futures contracts 586,033 - - - Purchase commitments 268,228 - - - Shares 13,675 - - - Commodities 194 - - - Interest 243,369 - - - Foreign currency 10,990 - - - Commitments to sell 317,805 - - - Shares 13,965 - - - Commodities 155 - - - Interest 265,218 - - - Foreign currency 38,467 - - - Swap contracts - (5,188) (1,117) (6,305) Asset position 939,510 6,263 6,786 13,049 Commodities 6 - - - Interest 925,381 5,124 6,380 11,504 Foreign currency 14,123 1,139 406 1,545 Liability position 939,510 (11,451) (7,903) (19,354) Shares 76 (5) 2 (3) Commodities 620 - (1) (1) Interest 913,745 (9,410) (7,973) (17,383) Foreign currency 25,069 (2,036) 69 (1,967) Option contracts 1,262,568 324 (38) 286 Purchase commitments – long position 151,179 1,935 (108) 1,827 Shares 8,211 289 100 389 Commodities 321 10 (3) 7 Interest 100,338 183 (98) 85 42,309 1,453 (107) 1,346 Foreign currency Commitments to sell – long position 495,464 1,808 580 2,388 Shares 10,802 394 500 894 Commodities 278 11 1 12 Interest 441,673 427 460 887 Foreign currency 42,711 976 (381) 595 Purchase commitments – short position 116,005 (1,564) 153 (1,411) Shares 9,716 (184) (98) (282) Commodities 317 (9) 6 (3) Interest 69,934 (147) 95 (52) Foreign currency 36,038 (1,224) 150 (1,074) Commitments to sell – short position 499,920 (1,855) (663) (2,518) Shares 8,898 (246) (503) (749) Commodities 192 (6) (2) (8) Interest 448,029 (528) (497) (1,025) Foreign currency 42,801 (1,075) 339 (736) Forward operations (onshore) 2,341 1,363 2 1,365 Purchases receivable 415 496 - 496 Shares 36 36 - 36 Interest 379 460 - 460 Purchases payable - (381) - (381) Shares - (2) - (2) Interest - (379) - (379) Sales receivable 1,307 1,337 2 1,339 Shares 1,307 1,292 2 1,294 Interest - 45 - 45 Sales deliverable 619 (89) - (89) Shares 2 (2) - (2) Interest 45 (87) - (87) Foreign currency 572 - - - Credit derivatives 8,324 (243) 223 (20) Asset position 3,825 (87) 207 120 Shares 1,576 (44) 136 92 Interest 2,249 (43) 71 28 Liability position 4,499 (156) 16 (140) Shares 1,316 (55) (14) (69) Interest 3,183 (101) 30 (71) NDF - Non Deliverable Forward 225,355 99 228 327 Asset position 122,495 3,378 333 3,711 Commodities 167 16 1 17 Foreign currency 122,328 3,362 332 3,694 Liability position 102,860 (3,279) (105) (3,384) Commodities 96 (6) 1 (5) Foreign currency 102,764 (3,273) (106) (3,379) Check of swap 1,334 (71) (47) (118) Asset position 115 7 37 44 115 2 21 23 Interest Foreign currency - 5 16 21 Liability position 1,219 (78) (84) (162) Interest 1,219 (17) (6) (23) Foreign currency - (61) (78) (139) Other derivative financial instruments 5,304 198 214 412 Asset position 4,296 205 287 492 Shares 217 (8) 10 2 Interest 4,074 213 65 278 Foreign currency 5 - 212 212 Liability position 1,008 (7) (73) (80) Shares 842 (4) (42) (46) Interest 158 (2) (21) (23) Foreign currency 8 (1) (10) (11) Asset 15,342 8,124 23,466 Liability (18,860) (8,659) (27,519) Total (3,518) (535) (4,053) Derivative contracts mature as follows (in days): Off-balance sheet – notional amount 0 - 30 31 - 180 181 - 365 Over 365 12/31/2018 Futures contracts 217,836 193,637 33,969 140,591 586,033 Swaps contracts 70,403 96,913 96,090 676,104 939,510 Options 595,515 131,147 329,834 206,072 1,262,568 Forwards (onshore) 1,412 844 85 - 2,341 Credit derivatives - 1,188 680 6,456 8,324 NDF - Non Deliverable Forward 76,032 102,024 30,212 17,087 225,355 Check of swap - 115 - 1,219 1,334 Other derivative financial instruments 8 405 357 4,534 5,304 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 63

The following table shows the composition of derivatives by index: Balance sheet account Adjustment to market Off-balance sheet receivable / (received) value (in results / Fair value notional amount (payable) paid stockholders' equity) 12/31/2017 12/31/2017 12/31/2017 12/31/2017 Futures contracts 607,980 8 150 158 Purchase commitments 323,102 8 150 158 Shares 18,149 - - - Commodities 187 - - - Interest 275,155 7 (3) 4 Foreign currency 29,611 1 153 154 Commitments to sell 284,878 - - - Shares 11,359 - - - Commodities 168 - - - Interest 245,230 - - - Foreign currency 28,121 - - - Swap contracts 837,299 (4,770) 268 (4,502) Asset position 837,299 3,630 5,560 9,190 Shares 350 - 1 1 Interest 825,811 2,937 5,314 8,251 Foreign currency 11,138 693 245 938 Liability position 837,299 (8,400) (5,292) (13,692) Shares 1,088 (1) - (1) Interest 814,141 (8,244) (5,275) (13,519) Foreign currency 22,070 (155) (17) (172) Option contracts 1,847,829 452 92 544 Purchase commitments – long position 245,514 1,256 392 1,648 Shares 8,655 396 618 1,014 Commodities 367 11 18 29 Interest 204,674 202 (44) 158 Foreign currency 31,818 647 (200) 447 Commitments to sell – long position 736,856 1,457 232 1,689 Shares 11,795 358 34 392 Commodities 269 4 - 4 Interest 700,658 416 348 764 Foreign currency 24,134 679 (150) 529 Purchase commitments – short position 88,688 (1,008) (229) (1,237) Shares 9,159 (128) (527) (655) Commodities 278 (6) (14) (20) Interest 51,477 (155) 65 (90) Foreign currency 27,774 (719) 247 (472) Commitments to sell – short position 776,771 (1,253) (303) (1,556) Shares 10,241 (261) (33) (294) Commodities 222 (8) 4 (4) Interest 742,475 (435) (378) (813) Foreign currency 23,833 (549) 104 (445) Forward operations (onshore) 9,954 639 - 639 Purchases receivable 1,654 1,861 - 1,861 Shares 25 25 - 25 Interest 1,629 1,836 - 1,836 Purchases payable - Interest - (1,644) - (1,644) Sales receivable 737 5,049 1 5,050 Shares 737 729 1 730 Interest - 4,320 - 4,320 Sales deliverable 7,563 (4,627) (1) (4,628) Shares 3,261 1 - 1 Interest 4,302 (4,628) (1) (4,629) Credit derivatives 10,110 (30) 109 79 Asset position 5,831 38 99 137 Shares 1,955 22 69 91 Interest 3,876 16 30 46 Liability position 4,279 (68) 10 (58) Shares 769 (21) 4 (17) Interest 3,510 (47) 6 (41) NDF - Non Deliverable Forward 252,628 (948) 153 (795) Asset position 119,312 2,781 169 2,950 Commodities 80 6 1 7 Foreign currency 119,232 2,775 168 2,943 Liability position 133,316 (3,729) (16) (3,745) Commodities 175 (14) - (14) Foreign currency 133,141 (3,715) (16) (3,731) Check of swap 955 (73) 19 (54) Asset position - Foreign currency 514 - 68 68 Liability position - Interest 441 (73) (49) (122) Other financial instruments 4,225 90 (62) 28 Asset position 2,464 100 (8) 92 Shares 191 (9) 5 (4) Interest 2,147 109 (15) 94 Foreign currency 126 - 2 2 Liability position 1,761 (10) (54) (64) Shares 1,404 (1) (57) (58) Interest 327 (2) (2) (4) Foreign currency 30 (7) 5 (2) Asset 16,180 6,663 22,843 Liability (20,812) (5,934) (26,746) Total (4,632) 729 (3,903) Derivative contracts mature as follows (in days): Off-balance sheet – notional amount 0 - 30 31 - 180 181 - 365 Over 365 12/31/2017 Futures contracts 187,771 152,660 87,819 179,730 607,980 Swaps contracts 37,526 135,791 115,296 548,686 837,299 Options 418,679 290,491 457,164 681,495 1,847,829 Forwards (onshore) 6,997 1,933 1,024 - 9,954 Credit derivatives - 510 1,230 8,370 10,110 NDF - Non Deliverable Forward 63,446 136,650 39,109 13,423 252,628 Check of swap - 293 - 662 955 Other derivative financial instruments - 474 851 2,900 4,225 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 64 The following table shows the composition of derivatives by index: Balance sheet account Adjustment to market Off-balance sheet receivable / (received) value (in results / Fair value notional amount (payable) paid stockholders' equity) 12/31/2017 12/31/2017 12/31/2017 12/31/2017 Futures contracts 607,980 8 150 158 Purchase commitments 323,102 8 150 158 Shares 18,149 - - - Commodities 187 - - - Interest 275,155 7 (3) 4 Foreign currency 29,611 1 153 154 Commitments to sell 284,878 - - - Shares 11,359 - - - Commodities 168 - - - Interest 245,230 - - - Foreign currency 28,121 - - - Swap contracts 837,299 (4,770) 268 (4,502) Asset position 837,299 3,630 5,560 9,190 Shares 350 - 1 1 Interest 825,811 2,937 5,314 8,251 Foreign currency 11,138 693 245 938 Liability position 837,299 (8,400) (5,292) (13,692) Shares 1,088 (1) - (1) Interest 814,141 (8,244) (5,275) (13,519) Foreign currency 22,070 (155) (17) (172) Option contracts 1,847,829 452 92 544 Purchase commitments – long position 245,514 1,256 392 1,648 Shares 8,655 396 618 1,014 Commodities 367 11 18 29 Interest 204,674 202 (44) 158 Foreign currency 31,818 647 (200) 447 Commitments to sell – long position 736,856 1,457 232 1,689 Shares 11,795 358 34 392 Commodities 269 4 - 4 Interest 700,658 416 348 764 Foreign currency 24,134 679 (150) 529 Purchase commitments – short position 88,688 (1,008) (229) (1,237) Shares 9,159 (128) (527) (655) Commodities 278 (6) (14) (20) Interest 51,477 (155) 65 (90) Foreign currency 27,774 (719) 247 (472) Commitments to sell – short position 776,771 (1,253) (303) (1,556) Shares 10,241 (261) (33) (294) Commodities 222 (8) 4 (4) Interest 742,475 (435) (378) (813) Foreign currency 23,833 (549) 104 (445) Forward operations (onshore) 9,954 639 - 639 Purchases receivable 1,654 1,861 - 1,861 Shares 25 25 - 25 Interest 1,629 1,836 - 1,836 Purchases payable - Interest - (1,644) - (1,644) Sales receivable 737 5,049 1 5,050 Shares 737 729 1 730 Interest - 4,320 - 4,320 Sales deliverable 7,563 (4,627) (1) (4,628) Shares 3,261 1 - 1 Interest 4,302 (4,628) (1) (4,629) Credit derivatives 10,110 (30) 109 79 Asset position 5,831 38 99 137 Shares 1,955 22 69 91 Interest 3,876 16 30 46 Liability position 4,279 (68) 10 (58) Shares 769 (21) 4 (17) Interest 3,510 (47) 6 (41) NDF - Non Deliverable Forward 252,628 (948) 153 (795) Asset position 119,312 2,781 169 2,950 Commodities 80 6 1 7 Foreign currency 119,232 2,775 168 2,943 Liability position 133,316 (3,729) (16) (3,745) Commodities 175 (14) - (14) Foreign currency 133,141 (3,715) (16) (3,731) Check of swap 955 (73) 19 (54) Asset position - Foreign currency 514 - 68 68 Liability position - Interest 441 (73) (49) (122) Other financial instruments 4,225 90 (62) 28 Asset position 2,464 100 (8) 92 Shares 191 (9) 5 (4) Interest 2,147 109 (15) 94 Foreign currency 126 - 2 2 Liability position 1,761 (10) (54) (64) Shares 1,404 (1) (57) (58) Interest 327 (2) (2) (4) Foreign currency 30 (7) 5 (2) Asset 16,180 6,663 22,843 Liability (20,812) (5,934) (26,746) Total (4,632) 729 (3,903) Derivative contracts mature as follows (in days): Off-balance sheet – notional amount 0 - 30 31 - 180 181 - 365 Over 365 12/31/2017 Futures contracts 187,771 152,660 87,819 179,730 607,980 Swaps contracts 37,526 135,791 115,296 548,686 837,299 Options 418,679 290,491 457,164 681,495 1,847,829 Forwards (onshore) 6,997 1,933 1,024 - 9,954 Credit derivatives - 510 1,230 8,370 10,110 NDF - Non Deliverable Forward 63,446 136,650 39,109 13,423 252,628 Check of swap - 293 - 662 955 Other derivative financial instruments - 474 851 2,900 4,225 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 64

III - Derivatives by notional amount See below the composition of the Derivative Financial Instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the-counter market) and counterparties. 12/31/2018 NDF - Non Other derivative Forwards Target flow of Futures Swaps Options Credit derivatives Deliverable financial (onshore) swap Forward instruments B3 480,950 20,209 1,106,794 1,912 - 47,628 - - Over-the-counter market 105,083 919,301 155,774 429 8,324 177,727 1,334 5,304 Financial institutions 104,297 702,848 110,859 - 7,742 103,172 - 3,602 Companies 786 150,639 44,464 429 582 73,811 1,334 1,702 Individuals - 65,814 451 - - 744 - - Total 586,033 939,510 1,262,568 2,341 8,324 225,355 1,334 5,304 12/31/2017 NDF - Non Other derivative Forwards Target flow of Futures Swaps Options Credit derivatives Deliverable financial (onshore) swap Forward instruments B3 476,031 24,339 1,746,729 4,023 - 76,838 - - Over-the-counter market 131,949 812,960 101,100 5,931 10,110 175,790 955 4,225 Financial institutions 131,525 525,855 69,460 - 10,110 118,743 - 1,792 Companies 424 173,129 31,340 5,931 - 56,905 955 2,433 Individuals - 113,976 300 - - 142 - - Total 607,980 837,299 1,847,829 9,954 10,110 252,628 955 4,225 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 65 III - Derivatives by notional amount See below the composition of the Derivative Financial Instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the-counter market) and counterparties. 12/31/2018 NDF - Non Other derivative Forwards Target flow of Futures Swaps Options Credit derivatives Deliverable financial (onshore) swap Forward instruments B3 480,950 20,209 1,106,794 1,912 - 47,628 - - Over-the-counter market 105,083 919,301 155,774 429 8,324 177,727 1,334 5,304 Financial institutions 104,297 702,848 110,859 - 7,742 103,172 - 3,602 Companies 786 150,639 44,464 429 582 73,811 1,334 1,702 Individuals - 65,814 451 - - 744 - - Total 586,033 939,510 1,262,568 2,341 8,324 225,355 1,334 5,304 12/31/2017 NDF - Non Other derivative Forwards Target flow of Futures Swaps Options Credit derivatives Deliverable financial (onshore) swap Forward instruments B3 476,031 24,339 1,746,729 4,023 - 76,838 - - Over-the-counter market 131,949 812,960 101,100 5,931 10,110 175,790 955 4,225 Financial institutions 131,525 525,855 69,460 - 10,110 118,743 - 1,792 Companies 424 173,129 31,340 5,931 - 56,905 955 2,433 Individuals - 113,976 300 - - 142 - - Total 607,980 837,299 1,847,829 9,954 10,110 252,628 955 4,225 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 65

IV - Credit derivatives a) Information on credit derivatives ITAÚ UNIBANCO HOLDING buys and sells credit protection mainly related to securities of Brazilian listed companies in order to meet the needs of its customers. When ITAÚ UNIBANCO HOLDING sells contracts for credit protection, the exposure for a given reference entity may be partially or totally offset by a credit protection purchase contract of another counterparty for the same reference entity or similar entity. The credit derivatives for which ITAÚ UNIBANCO HOLDING is protection seller are credit default swaps. Credit Default Swaps – CDS CDS are credit derivatives in which, upon a credit event related to the reference entity pursuant to the terms of the contract, the protection buyer is entitled to receive, from the protection seller, the amount equivalent to the difference between the face value of the CDS contract and the fair value of the liability on the date the contract was settled, also known as the recovered amount. The protection buyer does not need to hold the debt instrument of the reference entity for it to receive the amounts due pursuant to the CDS contract terms when a credit event occurs. 12/31/2018 Maximum potential From 1 to 3 From 3 to 5 of future payments, Before 1 year Over 5 years years years gross By instrument CDS 6,853 1,685 1,913 3,203 52 Total by instrument 6,853 1,685 1,913 3,203 52 By risk rating Investment grade 1,361 300 510 539 12 Below investment grade 5,492 1,385 1,403 2,664 40 Total by risk 6,853 1,685 1,913 3,203 52 By reference entity Brazilian government 3,772 1,167 1,118 1,487 - Government – abroad 314 71 85 156 2 Private entities 2,767 447 710 1,560 50 Total by entity 6,853 1,685 1,913 3,203 52 12/31/2017 Maximum potential From 1 to 3 From 3 to 5 Before 1 year Over 5 years of future payments, years years gross By instrument CDS 6,416 1,200 2,412 2,804 - Total by instrument 6,416 1,200 2,412 2,804 - By risk rating Investment grade 1,416 449 347 620 - Below investment grade 5,000 751 2,065 2,184 - Total by risk 6,416 1,200 2,412 2,804 - By reference entity Brazilian government 3,597 406 1,671 1,520 - Government – abroad 329 144 90 95 - Private entities 2,490 650 651 1,189 - Total by entity 6,416 1,200 2,412 2,804 - ITAÚ UNIBANCO HOLDING assesses the risk of a credit derivative based on the credit ratings attributed to the reference entity by independent credit rating agencies. Investment grade are those entities for which credit risk is rated as Baa3 or higher, as rated by Moody's, and BBB- or higher, according to the ratings of Standard & Poor’s and Fitch Ratings. The maximum potential loss that may be incurred with the credit derivative is based on the notional amount of the derivative. ITAÚ UNIBANCO HOLDING believes, based on its historical experience, that the amount of the maximum potential loss does not represent the actual level of loss. This is so because, should there be an event of loss, the amount of maximum potential loss should be reduced from the notional amount by the recoverable amount. The credit derivatives sold are not covered by guarantees, and during this period, ITAÚ UNIBANCO HOLDING has not incurred any loss related to credit derivative contracts. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 66 IV - Credit derivatives a) Information on credit derivatives ITAÚ UNIBANCO HOLDING buys and sells credit protection mainly related to securities of Brazilian listed companies in order to meet the needs of its customers. When ITAÚ UNIBANCO HOLDING sells contracts for credit protection, the exposure for a given reference entity may be partially or totally offset by a credit protection purchase contract of another counterparty for the same reference entity or similar entity. The credit derivatives for which ITAÚ UNIBANCO HOLDING is protection seller are credit default swaps. Credit Default Swaps – CDS CDS are credit derivatives in which, upon a credit event related to the reference entity pursuant to the terms of the contract, the protection buyer is entitled to receive, from the protection seller, the amount equivalent to the difference between the face value of the CDS contract and the fair value of the liability on the date the contract was settled, also known as the recovered amount. The protection buyer does not need to hold the debt instrument of the reference entity for it to receive the amounts due pursuant to the CDS contract terms when a credit event occurs. 12/31/2018 Maximum potential From 1 to 3 From 3 to 5 of future payments, Before 1 year Over 5 years years years gross By instrument CDS 6,853 1,685 1,913 3,203 52 Total by instrument 6,853 1,685 1,913 3,203 52 By risk rating Investment grade 1,361 300 510 539 12 Below investment grade 5,492 1,385 1,403 2,664 40 Total by risk 6,853 1,685 1,913 3,203 52 By reference entity Brazilian government 3,772 1,167 1,118 1,487 - Government – abroad 314 71 85 156 2 Private entities 2,767 447 710 1,560 50 Total by entity 6,853 1,685 1,913 3,203 52 12/31/2017 Maximum potential From 1 to 3 From 3 to 5 Before 1 year Over 5 years of future payments, years years gross By instrument CDS 6,416 1,200 2,412 2,804 - Total by instrument 6,416 1,200 2,412 2,804 - By risk rating Investment grade 1,416 449 347 620 - Below investment grade 5,000 751 2,065 2,184 - Total by risk 6,416 1,200 2,412 2,804 - By reference entity Brazilian government 3,597 406 1,671 1,520 - Government – abroad 329 144 90 95 - Private entities 2,490 650 651 1,189 - Total by entity 6,416 1,200 2,412 2,804 - ITAÚ UNIBANCO HOLDING assesses the risk of a credit derivative based on the credit ratings attributed to the reference entity by independent credit rating agencies. Investment grade are those entities for which credit risk is rated as Baa3 or higher, as rated by Moody's, and BBB- or higher, according to the ratings of Standard & Poor’s and Fitch Ratings. The maximum potential loss that may be incurred with the credit derivative is based on the notional amount of the derivative. ITAÚ UNIBANCO HOLDING believes, based on its historical experience, that the amount of the maximum potential loss does not represent the actual level of loss. This is so because, should there be an event of loss, the amount of maximum potential loss should be reduced from the notional amount by the recoverable amount. The credit derivatives sold are not covered by guarantees, and during this period, ITAÚ UNIBANCO HOLDING has not incurred any loss related to credit derivative contracts. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 66

The following table presents the notional amount of purchased credit derivatives whose underlying amounts are identical to those for which ITAÚ UNIBANCO HOLDING operates as seller of the credit protection. 12/31/2018 Notional amount of credit protection Notional amount of credit Net position purchased with identical underlying protection sold amount CDS (6,853) 1,471 (5,382) Total (6,853) 1,471 (5,382) 12/31/2017 Notional amount of credit protection Notional amount of credit Net position purchased with identical underlying protection sold amount CDS (6,416) 3,694 (2,722) Total (6,416) 3,694 (2,722) Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 67 The following table presents the notional amount of purchased credit derivatives whose underlying amounts are identical to those for which ITAÚ UNIBANCO HOLDING operates as seller of the credit protection. 12/31/2018 Notional amount of credit protection Notional amount of credit Net position purchased with identical underlying protection sold amount CDS (6,853) 1,471 (5,382) Total (6,853) 1,471 (5,382) 12/31/2017 Notional amount of credit protection Notional amount of credit Net position purchased with identical underlying protection sold amount CDS (6,416) 3,694 (2,722) Total (6,416) 3,694 (2,722) Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 67

b) Financial instruments subject to offsetting, enforceable master netting arrangements and similar agreements The following tables set forth the financial assets and liabilities that are subject to offsetting, enforceable master netting arrangements, as well as how these financial assets and liabilities have been presented in ITAÚ UNIBANCO HOLDING's consolidated financial statements. These tables also reflect the amounts of collateral pledged or received in relation to financial assets and liabilities subject to enforceable arrangements that have not been presented on a net basis in accordance with IAS 32. Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements: 12/31/2018 Related amounts not offset in the statement of financial Gross amount of Net amount of financial assets (2) Gross amount offset in the position recognized presented in the statement of Net amount statement of financial position (1) (3) financial assets financial position Cash collateral received Financial instruments Securities purchased under agreements to resell 280,126 - 280,126 (2,822) - 277,304 Derivatives 23,466 - 23,466 (3,091) - 20,375 12/31/2017 Related amounts not offset in the statement of financial Gross amount of Net amount of financial assets (2) Gross amount offset in the position recognized presented in the statement of Net amount statement of financial position (1) (3) financial position financial assets Financial instruments Cash collateral received Securities purchased under agreements to resell 244,699 - 244,699 (575) - 244,124 Derivatives 22,843 - 22,843 (3,138) - 19,705 Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements: 12/31/2018 Gross amount of Related amounts not offset in the statement of financial Net amount of financial liabilities (2) recognized Gross amount offset in the position presented in the statement of Net amount statement of financial position financial liabilities (3) financial position Cash collateral pledged Financial instruments (1) Securities sold under repurchase agreements 330,237 - 330,237 (23,079) - 307,158 Derivatives 27,519 - 27,519 (3,091) (333) 24,095 12/31/2017 Gross amount of Related amounts not offset in the statement of financial Net amount of financial liabilities (2) recognized Gross amount offset in the position presented in the statement of Net amount statement of financial position financial liabilities (3) financial position Financial instruments Cash collateral pledged (1) Securities sold under repurchase agreements 312,634 - 312,634 (14,489) - 298,145 Derivatives 26,746 - 26,746 (3,138) (452) 23,156 (1) Includes amounts of master offset agreements and other such agreements, both enforceable and unenforceable; (2) Limited to amounts subject to enforceable master offset agreements and other such agreements; (3) Includes amounts subject to enforceable master offset agreements and other such agreements, and guarantees in financial instruments. Financial assets and financial liabilities are offset in the balance sheet only when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously. Derivatives and repurchase agreements not set off in the balance sheet relate to transactions in which there are enforceable master netting agreements or similar agreements, but the offset criteria have not been met in accordance with paragraph 42 of IAS 32 mainly because ITAÚ UNIBANCO HOLDING has no intention to settle on a net basis, or realize the asset and settle the liability simultaneously. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 68 b) Financial instruments subject to offsetting, enforceable master netting arrangements and similar agreements The following tables set forth the financial assets and liabilities that are subject to offsetting, enforceable master netting arrangements, as well as how these financial assets and liabilities have been presented in ITAÚ UNIBANCO HOLDING's consolidated financial statements. These tables also reflect the amounts of collateral pledged or received in relation to financial assets and liabilities subject to enforceable arrangements that have not been presented on a net basis in accordance with IAS 32. Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements: 12/31/2018 Related amounts not offset in the statement of financial Gross amount of Net amount of financial assets (2) Gross amount offset in the position recognized presented in the statement of Net amount statement of financial position (1) (3) financial assets financial position Cash collateral received Financial instruments Securities purchased under agreements to resell 280,126 - 280,126 (2,822) - 277,304 Derivatives 23,466 - 23,466 (3,091) - 20,375 12/31/2017 Related amounts not offset in the statement of financial Gross amount of Net amount of financial assets (2) Gross amount offset in the position recognized presented in the statement of Net amount statement of financial position (1) (3) financial position financial assets Financial instruments Cash collateral received Securities purchased under agreements to resell 244,699 - 244,699 (575) - 244,124 Derivatives 22,843 - 22,843 (3,138) - 19,705 Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements: 12/31/2018 Gross amount of Related amounts not offset in the statement of financial Net amount of financial liabilities (2) recognized Gross amount offset in the position presented in the statement of Net amount statement of financial position financial liabilities (3) financial position Cash collateral pledged Financial instruments (1) Securities sold under repurchase agreements 330,237 - 330,237 (23,079) - 307,158 Derivatives 27,519 - 27,519 (3,091) (333) 24,095 12/31/2017 Gross amount of Related amounts not offset in the statement of financial Net amount of financial liabilities (2) recognized Gross amount offset in the position presented in the statement of Net amount statement of financial position financial liabilities (3) financial position Financial instruments Cash collateral pledged (1) Securities sold under repurchase agreements 312,634 - 312,634 (14,489) - 298,145 Derivatives 26,746 - 26,746 (3,138) (452) 23,156 (1) Includes amounts of master offset agreements and other such agreements, both enforceable and unenforceable; (2) Limited to amounts subject to enforceable master offset agreements and other such agreements; (3) Includes amounts subject to enforceable master offset agreements and other such agreements, and guarantees in financial instruments. Financial assets and financial liabilities are offset in the balance sheet only when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously. Derivatives and repurchase agreements not set off in the balance sheet relate to transactions in which there are enforceable master netting agreements or similar agreements, but the offset criteria have not been met in accordance with paragraph 42 of IAS 32 mainly because ITAÚ UNIBANCO HOLDING has no intention to settle on a net basis, or realize the asset and settle the liability simultaneously. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 68

Note 7 – Hedge accounting There are three types of hedge relations: Fair value hedge, Cash flow hedge, and Hedge of net investment in foreign operations. In hedge accounting, the groups of risk factors measured by ITAÚ UNIBANCO HOLDING are: · Interest Rate: Risk of loss in transactions subject to interest rate variations; · Currency: Risk of loss in transactions subject to exchange variation. The structure of risk limits is extended to the risk factor level, with specific limits that aim at improving the monitoring and understanding process, as well as avoiding concentration of these risks. The structures designed for categories of interest rate and exchange rate are realized considering aggregate risks when there are compatible hedge instruments. Due to a management’s decision, in certain cases risks are hedged for the term and limit of the hedge instrument risk factor. The other risk factors hedged by the institution are presented in Note 32. To protect cash flows and fair value of instruments designated as hedged items, ITAÚ UNIBANCO HOLDING uses derivative financial instruments and financial assets. Currently, Futures Contracts, Options, NDF (non- deliverable forward), Forward, Swap and Financial Assets are used. ITAÚ UNIBANCO HOLDING manages risks through the economic relationship between hedge instruments and hedged items, where the expectation is that these instruments move in opposite directions and in the same proportion, with the purpose of neutralizing risk factors. The designated coverage ratio is always 100% of the risk factor eligible for coverage. The sources of ineffectiveness are in general related to the counterparty’s credit risk and possible mismatches of terms between the hedge instrument and the hedged item. a) Cash flow hedge The cash flow hedge strategies of ITAÚ UNIBANCO HOLDING consist of a hedge of exposure to variations in cash flows, payment of interest and exposure to interest rate, which are attributable to changes in interest rates related to assets and liabilities recognized and changes in interest rates of unrecognized assets and liabilities. ITAÚ UNIBANCO HOLDING has applied cash flow hedge strategies as follows: Interest rate risks · Hedge of time deposits and repurchase agreements: to hedge of the variability in cash flows of interest payments resulting from changes in the DI interest rate, through futures contracts; · Hedge of Syndicated Loan: to hedge the variability in cash flow of interest payments resulting from changes in the LIBOR interest rate, through futures contracts; · Hedge of asset transactions: to hedge the variations in cash flows of interest receipts resulting from changes in the DI rate, through futures contracts; · Hedge of assets denominated in UF*: to hedge the variations in cash flows of interest receipts resulting from changes in the UF*, through swap contracts; · Hedge of Funding: to hedge the variations in cash flows of interest payments resulting from changes in the TPM* rate and foreign exchange, through swap contracts; · Hedge of loan operations: to hedge the variations in cash flows of interest receipts resulting from changes in the TPM* rate, through swap contracts; · Hedge of asset-backed securities under repurchase agreements: to hedge changes in cash flows from interest received on changes in Selic (benchmark interest rate), through futures contracts. *UF – Chilean unit of account / TPM – Monetary policy rate ITAÚ UNIBANCO HOLDING does not use the qualitative method to evaluate the effectiveness and to measure the ineffectiveness of such strategies. In such strategies of cash flow hedge, ITAÚ UNIBANCO HOLDING uses the hypothetical derivative method. In the case of cash flow hedge, ITAÚ UNIBANCO HOLDING adopts the hypothetical derivative method. The hypothetical derivative method is based on a comparison of the change in the fair value of a hypothetical derivative with terms identical to the critical terms of the variable-rate liability, and this change in the fair value of a hypothetical derivative is considered a proxy of the present value of the cumulative change in the future cash flow expected for the hedged liability. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 69 Note 7 – Hedge accounting There are three types of hedge relations: Fair value hedge, Cash flow hedge, and Hedge of net investment in foreign operations. In hedge accounting, the groups of risk factors measured by ITAÚ UNIBANCO HOLDING are: · Interest Rate: Risk of loss in transactions subject to interest rate variations; · Currency: Risk of loss in transactions subject to exchange variation. The structure of risk limits is extended to the risk factor level, with specific limits that aim at improving the monitoring and understanding process, as well as avoiding concentration of these risks. The structures designed for categories of interest rate and exchange rate are realized considering aggregate risks when there are compatible hedge instruments. Due to a management’s decision, in certain cases risks are hedged for the term and limit of the hedge instrument risk factor. The other risk factors hedged by the institution are presented in Note 32. To protect cash flows and fair value of instruments designated as hedged items, ITAÚ UNIBANCO HOLDING uses derivative financial instruments and financial assets. Currently, Futures Contracts, Options, NDF (non- deliverable forward), Forward, Swap and Financial Assets are used. ITAÚ UNIBANCO HOLDING manages risks through the economic relationship between hedge instruments and hedged items, where the expectation is that these instruments move in opposite directions and in the same proportion, with the purpose of neutralizing risk factors. The designated coverage ratio is always 100% of the risk factor eligible for coverage. The sources of ineffectiveness are in general related to the counterparty’s credit risk and possible mismatches of terms between the hedge instrument and the hedged item. a) Cash flow hedge The cash flow hedge strategies of ITAÚ UNIBANCO HOLDING consist of a hedge of exposure to variations in cash flows, payment of interest and exposure to interest rate, which are attributable to changes in interest rates related to assets and liabilities recognized and changes in interest rates of unrecognized assets and liabilities. ITAÚ UNIBANCO HOLDING has applied cash flow hedge strategies as follows: Interest rate risks · Hedge of time deposits and repurchase agreements: to hedge of the variability in cash flows of interest payments resulting from changes in the DI interest rate, through futures contracts; · Hedge of Syndicated Loan: to hedge the variability in cash flow of interest payments resulting from changes in the LIBOR interest rate, through futures contracts; · Hedge of asset transactions: to hedge the variations in cash flows of interest receipts resulting from changes in the DI rate, through futures contracts; · Hedge of assets denominated in UF*: to hedge the variations in cash flows of interest receipts resulting from changes in the UF*, through swap contracts; · Hedge of Funding: to hedge the variations in cash flows of interest payments resulting from changes in the TPM* rate and foreign exchange, through swap contracts; · Hedge of loan operations: to hedge the variations in cash flows of interest receipts resulting from changes in the TPM* rate, through swap contracts; · Hedge of asset-backed securities under repurchase agreements: to hedge changes in cash flows from interest received on changes in Selic (benchmark interest rate), through futures contracts. *UF – Chilean unit of account / TPM – Monetary policy rate ITAÚ UNIBANCO HOLDING does not use the qualitative method to evaluate the effectiveness and to measure the ineffectiveness of such strategies. In such strategies of cash flow hedge, ITAÚ UNIBANCO HOLDING uses the hypothetical derivative method. In the case of cash flow hedge, ITAÚ UNIBANCO HOLDING adopts the hypothetical derivative method. The hypothetical derivative method is based on a comparison of the change in the fair value of a hypothetical derivative with terms identical to the critical terms of the variable-rate liability, and this change in the fair value of a hypothetical derivative is considered a proxy of the present value of the cumulative change in the future cash flow expected for the hedged liability. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 69

a) Hedge Cash flow 12/31/2018 Hedged item Hedge instrument Book Value Variation in the Strategies Heading Variation in value Cash flow hedge Nominal amounts used to recognized in Other reserve Value calculate hedge comprehensive income Assets Liabilities ineffectiveness Interest rate risk Securities purchased under Hedge of deposits and repurchase agreements - 29,727 (1,682) (2,946) 29,727 (1,800) agreements to resell Loan operations and lease operations Hedge of assets transactions 7,866 - 136 136 8,003 136 and Securities Securities purchased under Hedge of Asset-backed securities under repurchase agreements 36,668 - 353 353 38,013 359 agreements to resell Hedge of loan operations Loan operations and lease operations 274 - 6 6 268 7 - 3,200 78 86 3,105 82 Hedge of funding Deposits Hedge of assets denominated in UF Securities 13,247 - 26 26 13,221 23 Foreign exchange risk 71 - 6 6 71 6 Hedge of highly probable forecast transactions Total 58,126 32,927 (1,077) (2,333) 92,408 (1,187) 12/31/2017 Hedged item Hedge instrument Book Value Variation in the Strategies Heading Variation in value Cash flow hedge Nominal amounts used to recognized in Other reserve Value calculate hedge comprehensive income Assets Liabilities ineffectiveness Interest rate risk Securities purchased under - 62,667 (3,227) (3,227) 62,667 (3,377) Hedge of deposits and repurchase agreements agreements to resell Loan operations and lease operations 23,490 - 429 429 23,919 429 Hedge of assets transactions and Securities Securities purchased under 31,099 - 672 672 31,855 670 Hedge of Asset-backed securities under repurchase agreements agreements to resell Hedge of loan operations Loan operations and lease operations 1,124 - 14 14 1,124 13 Hedge of funding Deposits - 6,444 (16) (16) 6,444 (17) Hedge of assets denominated in UF Securities 15,227 - (29) (29) 15,227 (34) Foreign exchange risk Hedge of highly probable forecast transactions 219 - (5) (5) 232 (5) Total 71,159 69,111 (2,162) (2,162) 141,468 (2,321) For strategies of deposits and repurchase agreements to resell, asset transactions and asset-backed securities under repurchase agreements, the entity frequently reestablishes the coverage relationship, since both the hedged item and instruments change over time. This is so because they are portfolio strategies, reflecting guidelines for risk management strategy approved in the proper approval level. The amount of R$ (1,615) in Reserve of Cash Flow Hedge will be recognized in result for the maturity term of the hedged item. In the period ended December 31, 2018, the amount of R$ (499) was recognized in Result related to this deferral. 12/31/2018 (*) Hedge ineffecti- Book Value Variations in fair value Variation in value Amount reclassified Hedge Instruments Nominal veness used to calculate hedge recognized in Other from Cash flow hedge Value recognized in ineffectiveness comprehensive income reserve to income Assets Liabilities income Interest rate risk Interest rate futures 75,743 256 21 (1,305) (1,193) (112) - Interest rate Swap 16,594 3,023 13,519 112 110 2 - Foreign currency risk DDI futures 6 5 - 1 1 - Option 65 9 - 5 5 - - Total 92,408 3,293 13,540 (1,187) (1,077) (110) - 12/31/2017 Hedge ineffecti- Book Value (*) Variations in fair value Variation in value Amount reclassified Hedge Instruments Nominal veness used to calculate hedge recognized in Other from Cash flow hedge Value recognized in ineffectiveness comprehensive income reserve to income Assets Liabilities income Interest rate risk Interest rate futures 118,441 13 (32) (2,278) (2,126) (152) - Interest rate Swap 22,795 14 (44) (38) (31) (7) - Foreign currency risk DDI futures 78 - - 1 1 - - Option 154 9 - (6) (6) - - Total 141,468 36 (76) (2,321) (2,162) (159) - (*) Amounts recorded in the Derivatives. For strategies of deposits and repurchase agreements to resell, asset transactions and asset-backed securities under repurchase agreements, the entity frequently reestablishes the coverage relationship, since both the hedged item and instruments change over time. This is so because they are portfolio strategies, reflecting guidelines for risk management strategy approved in the proper approval level. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 70 a) Hedge Cash flow 12/31/2018 Hedged item Hedge instrument Book Value Variation in the Strategies Heading Variation in value Cash flow hedge Nominal amounts used to recognized in Other reserve Value calculate hedge comprehensive income Assets Liabilities ineffectiveness Interest rate risk Securities purchased under Hedge of deposits and repurchase agreements - 29,727 (1,682) (2,946) 29,727 (1,800) agreements to resell Loan operations and lease operations Hedge of assets transactions 7,866 - 136 136 8,003 136 and Securities Securities purchased under Hedge of Asset-backed securities under repurchase agreements 36,668 - 353 353 38,013 359 agreements to resell Hedge of loan operations Loan operations and lease operations 274 - 6 6 268 7 - 3,200 78 86 3,105 82 Hedge of funding Deposits Hedge of assets denominated in UF Securities 13,247 - 26 26 13,221 23 Foreign exchange risk 71 - 6 6 71 6 Hedge of highly probable forecast transactions Total 58,126 32,927 (1,077) (2,333) 92,408 (1,187) 12/31/2017 Hedged item Hedge instrument Book Value Variation in the Strategies Heading Variation in value Cash flow hedge Nominal amounts used to recognized in Other reserve Value calculate hedge comprehensive income Assets Liabilities ineffectiveness Interest rate risk Securities purchased under - 62,667 (3,227) (3,227) 62,667 (3,377) Hedge of deposits and repurchase agreements agreements to resell Loan operations and lease operations 23,490 - 429 429 23,919 429 Hedge of assets transactions and Securities Securities purchased under 31,099 - 672 672 31,855 670 Hedge of Asset-backed securities under repurchase agreements agreements to resell Hedge of loan operations Loan operations and lease operations 1,124 - 14 14 1,124 13 Hedge of funding Deposits - 6,444 (16) (16) 6,444 (17) Hedge of assets denominated in UF Securities 15,227 - (29) (29) 15,227 (34) Foreign exchange risk Hedge of highly probable forecast transactions 219 - (5) (5) 232 (5) Total 71,159 69,111 (2,162) (2,162) 141,468 (2,321) For strategies of deposits and repurchase agreements to resell, asset transactions and asset-backed securities under repurchase agreements, the entity frequently reestablishes the coverage relationship, since both the hedged item and instruments change over time. This is so because they are portfolio strategies, reflecting guidelines for risk management strategy approved in the proper approval level. The amount of R$ (1,615) in Reserve of Cash Flow Hedge will be recognized in result for the maturity term of the hedged item. In the period ended December 31, 2018, the amount of R$ (499) was recognized in Result related to this deferral. 12/31/2018 (*) Hedge ineffecti- Book Value Variations in fair value Variation in value Amount reclassified Hedge Instruments Nominal veness used to calculate hedge recognized in Other from Cash flow hedge Value recognized in ineffectiveness comprehensive income reserve to income Assets Liabilities income Interest rate risk Interest rate futures 75,743 256 21 (1,305) (1,193) (112) - Interest rate Swap 16,594 3,023 13,519 112 110 2 - Foreign currency risk DDI futures 6 5 - 1 1 - Option 65 9 - 5 5 - - Total 92,408 3,293 13,540 (1,187) (1,077) (110) - 12/31/2017 Hedge ineffecti- Book Value (*) Variations in fair value Variation in value Amount reclassified Hedge Instruments Nominal veness used to calculate hedge recognized in Other from Cash flow hedge Value recognized in ineffectiveness comprehensive income reserve to income Assets Liabilities income Interest rate risk Interest rate futures 118,441 13 (32) (2,278) (2,126) (152) - Interest rate Swap 22,795 14 (44) (38) (31) (7) - Foreign currency risk DDI futures 78 - - 1 1 - - Option 154 9 - (6) (6) - - Total 141,468 36 (76) (2,321) (2,162) (159) - (*) Amounts recorded in the Derivatives. For strategies of deposits and repurchase agreements to resell, asset transactions and asset-backed securities under repurchase agreements, the entity frequently reestablishes the coverage relationship, since both the hedged item and instruments change over time. This is so because they are portfolio strategies, reflecting guidelines for risk management strategy approved in the proper approval level. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 70

b) Hedge of net investment in foreign operations ITAÚ UNIBANCO HOLDING strategies of net investments in foreign operations consist of a hedge of the exposure in foreign currency arising from the functional currency of the foreign operation, with respect to the functional currency of the head office, by contracting futures, DDI, NDF and financial assets. The risk hedged in this type of strategy is the foreign exchange risk. ITAÚ UNIBANCO HOLDING does not use the qualitative method to assess the effectiveness and measure the ineffectiveness of these strategies. To evaluate the effectiveness and to measure the ineffectiveness of such strategies, ITAÚ UNIBANCO HOLDING uses the Dollar Offset Method. The Dollar Offset Method is based on a comparison of the change in fair value (cash flow) of the hedge instrument, attributable to changes in exchange rate and gain (loss) arising from the variation in exchange rates, on the amount of investment abroad designated as a hedged item. 12/31/2018 Hedged item Hedge instrument (2) Variation in the Book Value Strategies Variation in value Foreign currency Nominal amounts used to recognized in Other convertion Value calculate hedge Assets Liabilities comprehensive income ineffectiveness Foreign exchange risk (1) Hedge of net investment in foreign operations - 14,820 (7,300) (7,300) 12,550 (7,296) Total - 14,820 (7,300) (7,300) 12,550 (7,296) 12/31/2017 Hedged item Hedge instrument (2) Variation in the Book Value Strategies Variation in value Foreign currency Nominal amounts used to recognized in Other convertion Value calculate hedge Assets Liabilities comprehensive income ineffectiveness Foreign exchange risk (1) Hedge of net investment in foreign operations - 13,074 (5,507) (5,507) 10,561 (5,503) Total - 13,074 (5,507) (5,507) 10,561 (5,503) (1) Hedge instruments include the overhedge rate of 44.65% regarding taxes. (2) Amounts recorded in the Hedge of net investment in foreign operation. 12/31/2018 (*) Variations in fair Variation in value Hedge Amount reclassified Book Value Hedge instruments Nominal value used to recognized in Other ineffectiveness from foreign currency Value calculate hedge comprehensive recognized in convertion into Assets Liabilities ineffectiveness income income income Foreign exchange risk DDI futures 27,990 - 113 (11,394) (11,353) (41) - Forward (1,470) 1,059 - 764 726 38 - NDF (13,167) 255 - 3,198 3,189 9 - Financial Assets (803) 803 - 136 138 (2) - Total 12,550 2,117 113 (7,296) (7,300) 4 - 12/31/2017 Variations in fair Variation in value Hedge Amount reclassified (*) Book Value Hedge instruments Nominal value used to recognized in Other ineffectiveness from foreign currency Value calculate hedge comprehensive recognized in convertion into Assets Liabilities ineffectiveness income income income Foreign exchange risk DDI futures 23,641 49 - (7,646) (7,605) (41) - Forward (1,065) 1,050 - 661 623 38 - NDF (11,474) - 357 1,525 1,516 9 - Financial Assets (541) 541 - (43) (41) (2) - Total 10,561 1,640 357 (5,503) (5,507) 4 - (*) Amounts recorded in the Derivatives. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 71 b) Hedge of net investment in foreign operations ITAÚ UNIBANCO HOLDING strategies of net investments in foreign operations consist of a hedge of the exposure in foreign currency arising from the functional currency of the foreign operation, with respect to the functional currency of the head office, by contracting futures, DDI, NDF and financial assets. The risk hedged in this type of strategy is the foreign exchange risk. ITAÚ UNIBANCO HOLDING does not use the qualitative method to assess the effectiveness and measure the ineffectiveness of these strategies. To evaluate the effectiveness and to measure the ineffectiveness of such strategies, ITAÚ UNIBANCO HOLDING uses the Dollar Offset Method. The Dollar Offset Method is based on a comparison of the change in fair value (cash flow) of the hedge instrument, attributable to changes in exchange rate and gain (loss) arising from the variation in exchange rates, on the amount of investment abroad designated as a hedged item. 12/31/2018 Hedged item Hedge instrument (2) Variation in the Book Value Strategies Variation in value Foreign currency Nominal amounts used to recognized in Other convertion Value calculate hedge Assets Liabilities comprehensive income ineffectiveness Foreign exchange risk (1) Hedge of net investment in foreign operations - 14,820 (7,300) (7,300) 12,550 (7,296) Total - 14,820 (7,300) (7,300) 12,550 (7,296) 12/31/2017 Hedged item Hedge instrument (2) Variation in the Book Value Strategies Variation in value Foreign currency Nominal amounts used to recognized in Other convertion Value calculate hedge Assets Liabilities comprehensive income ineffectiveness Foreign exchange risk (1) Hedge of net investment in foreign operations - 13,074 (5,507) (5,507) 10,561 (5,503) Total - 13,074 (5,507) (5,507) 10,561 (5,503) (1) Hedge instruments include the overhedge rate of 44.65% regarding taxes. (2) Amounts recorded in the Hedge of net investment in foreign operation. 12/31/2018 (*) Variations in fair Variation in value Hedge Amount reclassified Book Value Hedge instruments Nominal value used to recognized in Other ineffectiveness from foreign currency Value calculate hedge comprehensive recognized in convertion into Assets Liabilities ineffectiveness income income income Foreign exchange risk DDI futures 27,990 - 113 (11,394) (11,353) (41) - Forward (1,470) 1,059 - 764 726 38 - NDF (13,167) 255 - 3,198 3,189 9 - Financial Assets (803) 803 - 136 138 (2) - Total 12,550 2,117 113 (7,296) (7,300) 4 - 12/31/2017 Variations in fair Variation in value Hedge Amount reclassified (*) Book Value Hedge instruments Nominal value used to recognized in Other ineffectiveness from foreign currency Value calculate hedge comprehensive recognized in convertion into Assets Liabilities ineffectiveness income income income Foreign exchange risk DDI futures 23,641 49 - (7,646) (7,605) (41) - Forward (1,065) 1,050 - 661 623 38 - NDF (11,474) - 357 1,525 1,516 9 - Financial Assets (541) 541 - (43) (41) (2) - Total 10,561 1,640 357 (5,503) (5,507) 4 - (*) Amounts recorded in the Derivatives. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 71

c) Fair value hedge The fair value hedge strategy of ITAÚ UNIBANCO HOLDING consists in hedging the exposure to variation in fair value, in the receipt and payment of interest related to recognized assets and liabilities. ITAÚ UNIBANCO HOLDING has applied fair value hedge as follows: Interest rate risk: · To protect the risk of variation in the fair value of receipt and payment of interest resulting from variations in the fair value of variable rates involved, by contracting swaps and futures. ITAÚ UNIBANCO HOLDING does not use the qualitative method to assess effectiveness and to measure ineffectiveness of these strategies. To evaluate the effectiveness and to measure the ineffectiveness of such strategy, ITAÚ UNIBANCO HOLDING uses the percentage approach and dollar offset method: · The percentage approach is based on the calculation of change in the fair value of the reviewed estimate for the hedged position (hedge item) attributable to the protected risk versus the change in the fair value of the hedged derivative instrument. · The dollar offset method is calculated based on the difference between the variation of the fair value of the hedging instrument and the variation in the fair value of the hedged item attributed to changes in the interest rate. The effects of hedge accounting on the financial position and performance of ITAÚ UNIBANCO HOLDING are presented below: 12/31/2018 Hedged Item Hedge Instruments Variation in the Book Value (*) Adjustment to fair value Strategies Variation in value amounts used to Nominal recognized in calculate hedge Value income Assets Liabilities Assets Liabilities ineffectiveness Interest rate risk Hedge of loan operations 7,066 - 7,119 - 53 7,066 (54) Hedge of funding - 9,124 - 9,081 (43) 9,124 43 Hedge of fair value through other comprehensive 5,391 - 5,483 - 93 5,401 (82) income Total 12,457 9,124 12,602 9,081 103 21,591 (93) 12/31/2017 Hedged Item Hedge Instruments Variation in the Book Value (*) Adjustment to fair value Strategies Variation in value amounts used to Nominal recognized in calculate hedge Value Assets Liabilities Assets Liabilities income ineffectiveness Interest rate risk Hedge of loan operations 5,977 - 5,978 - (50) 5,977 52 Hedge of funding - 12,157 - 9,562 108 12,157 (113) Hedge of syndicated loan - 794 - 779 - 794 - Hedge of fair value through other comprehensive 482 - 450 - (33) 482 34 income Total 6,459 12,951 6,428 10,341 25 19,410 (27) (*) Amounts recorded in the heading Deposits, Securities, Funds from Interbank Markets and Loan and Lease Operation. For loan operations strategies, the entity reestablishes the coverage ratio, since both the hedged item and the instruments change over time. This occurs because they are portfolio strategies that reflect the risk management strategy guidelines approved in the proper authority level. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 72 c) Fair value hedge The fair value hedge strategy of ITAÚ UNIBANCO HOLDING consists in hedging the exposure to variation in fair value, in the receipt and payment of interest related to recognized assets and liabilities. ITAÚ UNIBANCO HOLDING has applied fair value hedge as follows: Interest rate risk: · To protect the risk of variation in the fair value of receipt and payment of interest resulting from variations in the fair value of variable rates involved, by contracting swaps and futures. ITAÚ UNIBANCO HOLDING does not use the qualitative method to assess effectiveness and to measure ineffectiveness of these strategies. To evaluate the effectiveness and to measure the ineffectiveness of such strategy, ITAÚ UNIBANCO HOLDING uses the percentage approach and dollar offset method: · The percentage approach is based on the calculation of change in the fair value of the reviewed estimate for the hedged position (hedge item) attributable to the protected risk versus the change in the fair value of the hedged derivative instrument. · The dollar offset method is calculated based on the difference between the variation of the fair value of the hedging instrument and the variation in the fair value of the hedged item attributed to changes in the interest rate. The effects of hedge accounting on the financial position and performance of ITAÚ UNIBANCO HOLDING are presented below: 12/31/2018 Hedged Item Hedge Instruments Variation in the Book Value (*) Adjustment to fair value Strategies Variation in value amounts used to Nominal recognized in calculate hedge Value income Assets Liabilities Assets Liabilities ineffectiveness Interest rate risk Hedge of loan operations 7,066 - 7,119 - 53 7,066 (54) Hedge of funding - 9,124 - 9,081 (43) 9,124 43 Hedge of fair value through other comprehensive 5,391 - 5,483 - 93 5,401 (82) income Total 12,457 9,124 12,602 9,081 103 21,591 (93) 12/31/2017 Hedged Item Hedge Instruments Variation in the Book Value (*) Adjustment to fair value Strategies Variation in value amounts used to Nominal recognized in calculate hedge Value Assets Liabilities Assets Liabilities income ineffectiveness Interest rate risk Hedge of loan operations 5,977 - 5,978 - (50) 5,977 52 Hedge of funding - 12,157 - 9,562 108 12,157 (113) Hedge of syndicated loan - 794 - 779 - 794 - Hedge of fair value through other comprehensive 482 - 450 - (33) 482 34 income Total 6,459 12,951 6,428 10,341 25 19,410 (27) (*) Amounts recorded in the heading Deposits, Securities, Funds from Interbank Markets and Loan and Lease Operation. For loan operations strategies, the entity reestablishes the coverage ratio, since both the hedged item and the instruments change over time. This occurs because they are portfolio strategies that reflect the risk management strategy guidelines approved in the proper authority level. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 72

12/31/2018 (*) Variation in the amount Book value Hedge Instruments Nominal Hedge ineffectiveness used to calculate hedge Value recognized in income Assets Liabilities ineffectiveness Interest rate risk Interest rate Swap 21,591 86 1,078 (93) 10 Total 21,591 86 1,078 (93) 10 12/31/2017 (*) Variation in the amount Hedge Instruments Book value Nominal Hedge ineffectiveness used to calculate hedge Value recognized in income Assets Liabilities ineffectiveness Interest rate risk Interest rate Swap 19,410 86 114 (27) (2) Total 19,410 86 114 (27) (2) (*) Amounts recorded in the Derivatives. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 73 12/31/2018 (*) Variation in the amount Book value Hedge Instruments Nominal Hedge ineffectiveness used to calculate hedge Value recognized in income Assets Liabilities ineffectiveness Interest rate risk Interest rate Swap 21,591 86 1,078 (93) 10 Total 21,591 86 1,078 (93) 10 12/31/2017 (*) Variation in the amount Hedge Instruments Book value Nominal Hedge ineffectiveness used to calculate hedge Value recognized in income Assets Liabilities ineffectiveness Interest rate risk Interest rate Swap 19,410 86 114 (27) (2) Total 19,410 86 114 (27) (2) (*) Amounts recorded in the Derivatives. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 73

The tables below present, for each strategy, the nominal value and the fair value adjustments of hedge instruments and the book value of the hedged item: 12/31/2018 12/31/2017 Hedge instruments Hedged item Hedge instruments Hedged item Strategies Nominal Fair value Nominal Fair value Book Value Book Value Value adjustments Value adjustments Hedge of deposits and repurchase agreements 29,727 (21) 29,727 62,667 (32) 62,667 Hedge of highly probable forecast transactions 71 6 71 232 9 219 (*) 12,550 2,230 14,820 10,561 1,283 13,074 Hedge of net investment in foreign operations Hedge of loan operations (Fair value) 7,066 (54) 7,066 5,977 52 5,977 Hedge of loan operations (Cash flow) 268 7 274 1,124 14 1,124 Hedge of funding (Fair value) 9,124 43 9,124 12,157 (114) 12,157 Hedge of funding (Cash flow) 3,105 82 3,200 6,444 (16) 6,444 Hedge of syndicated loan (Fair value) - - - 794 794 Hedge of assets transactions 8,003 136 7,866 23,919 2 23,490 Hedge of Asset-backed securities under repurchase agreements 38,013 8 36,668 31,855 11 31,099 Hedge of assets denominated in UF 13,221 23 13,247 15,227 (28) 15,227 Hedge of fair value through other comprehensive income 5,401 (82) 5,391 482 34 482 Total 2,378 1,215 (*) Hedge instruments include the overhedge rate of 44.65% regarding taxes. The table below shows the breakdown by maturity of the hedging strategies: 12/31/2018 Strategies 0-1 year 1-2 years 2-3 years 3-4 years 4-5 years 5-10 years over 10 years Total Hedge of deposits and repurchase agreements 11,925 4,729 3,519 - 5,737 3,817 - 29,727 Hedge of highly probable forecast transactions 71 - - - - - - 71 (*) 12,550 - - - - - - 12,550 Hedge of net investment in foreign operations Hedge of loan operations (Fair value) 293 1,416 1,793 1,379 375 822 988 7,066 Hedge of loan operations (Cash flow) - 28 162 78 - - - 268 Hedge of funding (Fair value) 1,590 297 154 391 377 3,972 2,343 9,124 Hedge of funding (Cash flow) 2,874 - - - - 231 - 3,105 Hedge of assets transactions 6,346 - 1,657 - - - - 8,003 Hedge of Asset-backed securities under repurchase agreements 26,943 5,838 1,517 - 3,715 - - 38,013 Hedge of assets denominated in UF 12,241 924 56 - - - - 13,221 Hedge of fair value through other comprehensive income 4,223 - - - - 1,178 - 5,401 Total 79,056 13,232 8,858 1,848 10,204 10,020 3,331 126,549 12/31/2017 Strategies 0-1 year 1-2 years 2-3 years 3-4 years 4-5 years 5-10 years over de 10 years Total Hedge of deposits and repurchase agreements 31,471 11,205 6,210 12,125 - 1,656 - 62,667 Hedge of highly probable forecast transactions 162 70 - - - - - 232 (*) 10,561 - - - - - - 10,561 Hedge of net investment in foreign operations Hedge of loan operations (Fair value) 268 143 628 1,502 1,335 642 1,459 5,977 Hedge of loan operations (Cash flow) - - 27 157 75 865 - 1,124 Hedge of funding (Fair value) 2,399 3,669 799 218 348 2,099 2,625 12,157 Hedge of funding (Cash flow) 1,646 749 1,026 884 525 1,614 - 6,444 Hedge of syndicated loan (Fair value) 794 - - - - - - 794 Hedge of assets transactions 16,726 5,940 - 1,253 - - - 23,919 Hedge of Asset-backed securities under repurchase agreements 251 25,209 3,956 1,349 - 1,090 - 31,855 Hedge of assets denominated in UF 12,352 2,822 - 53 - - - 15,227 Hedge of fair value through other comprehensive income - - 223 - - 259 - 482 Total 76,630 49,807 12,869 17,541 2,283 8,225 4,084 171,439 (*) Classified as current, since instruments are frequently renewed. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 74 The tables below present, for each strategy, the nominal value and the fair value adjustments of hedge instruments and the book value of the hedged item: 12/31/2018 12/31/2017 Hedge instruments Hedged item Hedge instruments Hedged item Strategies Nominal Fair value Nominal Fair value Book Value Book Value Value adjustments Value adjustments Hedge of deposits and repurchase agreements 29,727 (21) 29,727 62,667 (32) 62,667 Hedge of highly probable forecast transactions 71 6 71 232 9 219 (*) 12,550 2,230 14,820 10,561 1,283 13,074 Hedge of net investment in foreign operations Hedge of loan operations (Fair value) 7,066 (54) 7,066 5,977 52 5,977 Hedge of loan operations (Cash flow) 268 7 274 1,124 14 1,124 Hedge of funding (Fair value) 9,124 43 9,124 12,157 (114) 12,157 Hedge of funding (Cash flow) 3,105 82 3,200 6,444 (16) 6,444 Hedge of syndicated loan (Fair value) - - - 794 794 Hedge of assets transactions 8,003 136 7,866 23,919 2 23,490 Hedge of Asset-backed securities under repurchase agreements 38,013 8 36,668 31,855 11 31,099 Hedge of assets denominated in UF 13,221 23 13,247 15,227 (28) 15,227 Hedge of fair value through other comprehensive income 5,401 (82) 5,391 482 34 482 Total 2,378 1,215 (*) Hedge instruments include the overhedge rate of 44.65% regarding taxes. The table below shows the breakdown by maturity of the hedging strategies: 12/31/2018 Strategies 0-1 year 1-2 years 2-3 years 3-4 years 4-5 years 5-10 years over 10 years Total Hedge of deposits and repurchase agreements 11,925 4,729 3,519 - 5,737 3,817 - 29,727 Hedge of highly probable forecast transactions 71 - - - - - - 71 (*) 12,550 - - - - - - 12,550 Hedge of net investment in foreign operations Hedge of loan operations (Fair value) 293 1,416 1,793 1,379 375 822 988 7,066 Hedge of loan operations (Cash flow) - 28 162 78 - - - 268 Hedge of funding (Fair value) 1,590 297 154 391 377 3,972 2,343 9,124 Hedge of funding (Cash flow) 2,874 - - - - 231 - 3,105 Hedge of assets transactions 6,346 - 1,657 - - - - 8,003 Hedge of Asset-backed securities under repurchase agreements 26,943 5,838 1,517 - 3,715 - - 38,013 Hedge of assets denominated in UF 12,241 924 56 - - - - 13,221 Hedge of fair value through other comprehensive income 4,223 - - - - 1,178 - 5,401 Total 79,056 13,232 8,858 1,848 10,204 10,020 3,331 126,549 12/31/2017 Strategies 0-1 year 1-2 years 2-3 years 3-4 years 4-5 years 5-10 years over de 10 years Total Hedge of deposits and repurchase agreements 31,471 11,205 6,210 12,125 - 1,656 - 62,667 Hedge of highly probable forecast transactions 162 70 - - - - - 232 (*) 10,561 - - - - - - 10,561 Hedge of net investment in foreign operations Hedge of loan operations (Fair value) 268 143 628 1,502 1,335 642 1,459 5,977 Hedge of loan operations (Cash flow) - - 27 157 75 865 - 1,124 Hedge of funding (Fair value) 2,399 3,669 799 218 348 2,099 2,625 12,157 Hedge of funding (Cash flow) 1,646 749 1,026 884 525 1,614 - 6,444 Hedge of syndicated loan (Fair value) 794 - - - - - - 794 Hedge of assets transactions 16,726 5,940 - 1,253 - - - 23,919 Hedge of Asset-backed securities under repurchase agreements 251 25,209 3,956 1,349 - 1,090 - 31,855 Hedge of assets denominated in UF 12,352 2,822 - 53 - - - 15,227 Hedge of fair value through other comprehensive income - - 223 - - 259 - 482 Total 76,630 49,807 12,869 17,541 2,283 8,225 4,084 171,439 (*) Classified as current, since instruments are frequently renewed. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 74

Note 8 – Financial Assets at Fair Value Through Other Comprehensive Income - Securities The fair value and corresponding cost of Financial Assets at Fair Value Through Other Comprehensive Income - Securities assets are as follows: 12/31/2018 12/31/2017 Fair value Fair value adjustments (in Expected adjustments (in Expected Cost Fair value Cost Fair value stockholders' loss stockholders' loss equity) equity) (1a) Brazilian government securities 27,064 775 - 27,839 31,933 993 - 32,926 Other 36 - (36) - 36 - (36) - (1b) Government securities – abroad 18,844 (70) (2) 18,772 16,583 (41) - 16,542 Germany 22 - - 22 - - - - Colombia 5,491 14 - 5,505 2,928 92 - 3,020 Chile 7,647 7 (1) 7,653 9,554 (4) - 9,550 United States 2,634 (16) - 2,618 1,568 (18) - 1,550 France 891 - - 891 - - - - Paraguay 1,601 (71) (1) 1,529 1,915 (115) - 1,800 Uruguay 557 (4) - 553 618 4 - 622 Other 1 - - 1 - - - - (1c) Corporate securities 2,719 40 (47) 2,712 2,656 73 (48) 2,681 Shares 77 84 - 161 73 75 - 148 Bank deposit certificates 1,053 - - 1,053 685 - - 685 Debentures 44 - (42) 2 44 - (43) 1 Eurobonds and others 1,542 (44) (2) 1,496 1,851 (2) (2) 1,847 Other 3 - (3) - 3 - (3) - Total 48,663 745 (85) 49,323 51,208 1,025 (84) 52,149 (1) Financial assets at fair value through other comprehensive income - Securities pledged in guarantee of funding transactions of financial institutions and clients were: a) R$ 25,147 (R$ 26,953 at 12/31/2017), b) R$ 3,583 (R$ 37 at 12/31/2017) and c) R$ 237 (R$ 479 at 12/31/2017), totaling R$ 28,967 (R$ 27,469 at 12/31/2017); The cost and financial assets at fair value through other comprehensive income - securities by maturity are as follows: 12/31/2018 12/31/2017 Cost Fair value Cost Fair value Current 10,666 10,684 9,546 9,666 Non-stated maturity 77 161 73 148 Up to one year 10,589 10,523 9,473 9,518 Non-current 37,997 38,639 41,662 42,483 From one to five years 21,417 21,650 23,138 23,415 From five to ten years 11,906 12,029 11,368 11,680 After ten years 4,674 4,960 7,156 7,388 Total 48,663 49,323 51,208 52,149 Equity instruments at fair value through other comprehensive income - securities are presented in the table below: 12/31/2018 Adjustments to fair value Costs Expected loss Fair Value (in Stockholders' equity) Negotiable shares 77 84 - 161 Total 77 84 - 161 12/31/2017 Adjustments to fair value Costs Expected loss Fair Value (in Stockholders' equity) Negotiable shares 73 75 - 148 Total 73 75 - 148 In the period there was no receipt of dividends and there was no reclassification in Stockholder's Equity. ITAÚ UNIBANCO HOLDING adopted the option of designating equity instruments at fair value through other comprehensive income due to the particularities of a certain market. 12/31/2018 12/31/2017 Costs Fair Value Costs Fair Value Current 77 161 73 148 Non-stated maturity 77 161 73 148 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 75 Note 8 – Financial Assets at Fair Value Through Other Comprehensive Income - Securities The fair value and corresponding cost of Financial Assets at Fair Value Through Other Comprehensive Income - Securities assets are as follows: 12/31/2018 12/31/2017 Fair value Fair value adjustments (in Expected adjustments (in Expected Cost Fair value Cost Fair value stockholders' loss stockholders' loss equity) equity) (1a) Brazilian government securities 27,064 775 - 27,839 31,933 993 - 32,926 Other 36 - (36) - 36 - (36) - (1b) Government securities – abroad 18,844 (70) (2) 18,772 16,583 (41) - 16,542 Germany 22 - - 22 - - - - Colombia 5,491 14 - 5,505 2,928 92 - 3,020 Chile 7,647 7 (1) 7,653 9,554 (4) - 9,550 United States 2,634 (16) - 2,618 1,568 (18) - 1,550 France 891 - - 891 - - - - Paraguay 1,601 (71) (1) 1,529 1,915 (115) - 1,800 Uruguay 557 (4) - 553 618 4 - 622 Other 1 - - 1 - - - - (1c) Corporate securities 2,719 40 (47) 2,712 2,656 73 (48) 2,681 Shares 77 84 - 161 73 75 - 148 Bank deposit certificates 1,053 - - 1,053 685 - - 685 Debentures 44 - (42) 2 44 - (43) 1 Eurobonds and others 1,542 (44) (2) 1,496 1,851 (2) (2) 1,847 Other 3 - (3) - 3 - (3) - Total 48,663 745 (85) 49,323 51,208 1,025 (84) 52,149 (1) Financial assets at fair value through other comprehensive income - Securities pledged in guarantee of funding transactions of financial institutions and clients were: a) R$ 25,147 (R$ 26,953 at 12/31/2017), b) R$ 3,583 (R$ 37 at 12/31/2017) and c) R$ 237 (R$ 479 at 12/31/2017), totaling R$ 28,967 (R$ 27,469 at 12/31/2017); The cost and financial assets at fair value through other comprehensive income - securities by maturity are as follows: 12/31/2018 12/31/2017 Cost Fair value Cost Fair value Current 10,666 10,684 9,546 9,666 Non-stated maturity 77 161 73 148 Up to one year 10,589 10,523 9,473 9,518 Non-current 37,997 38,639 41,662 42,483 From one to five years 21,417 21,650 23,138 23,415 From five to ten years 11,906 12,029 11,368 11,680 After ten years 4,674 4,960 7,156 7,388 Total 48,663 49,323 51,208 52,149 Equity instruments at fair value through other comprehensive income - securities are presented in the table below: 12/31/2018 Adjustments to fair value Costs Expected loss Fair Value (in Stockholders' equity) Negotiable shares 77 84 - 161 Total 77 84 - 161 12/31/2017 Adjustments to fair value Costs Expected loss Fair Value (in Stockholders' equity) Negotiable shares 73 75 - 148 Total 73 75 - 148 In the period there was no receipt of dividends and there was no reclassification in Stockholder's Equity. ITAÚ UNIBANCO HOLDING adopted the option of designating equity instruments at fair value through other comprehensive income due to the particularities of a certain market. 12/31/2018 12/31/2017 Costs Fair Value Costs Fair Value Current 77 161 73 148 Non-stated maturity 77 161 73 148 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 75

Reconciliation of expected loss for Financial assets at fair value through other comprehensive instrument - securities, segregated by stages: Expected Expected Gains / Stage 1 loss Purchases Settlements loss (Losses) 01/01/2018 12/31/2018 Financial assets at fair value through other comprehensive (84) (1) (2) 2 (85) income Brazilian government securities (36) - - - (36) Other (36) - - - (36) Corporate securities (48) (1) (2) 2 (49) Debentures (43) - - - (43) Eurobonds and others (2) (1) (2) 2 (3) Other (3) - - - (3) Expected Expected Gains / Transfer to Transfer to Stage 1 loss Purchases Settlements loss (Losses) stage 2 stage 3 01/01/2017 12/31/2017 Financial assets at fair value through other comprehensive income (93) - (2) - - 11 (84) Brazilian government securities (36) - - - - - (36) Others (36) - - - - - (36) Corporate securities (57) - (2) - - 11 (48) Debentures (43) - - - - - (43) Eurobond and others (11) - (2) - - 11 (2) Others (3) - - - - - (3) Expected Expected Gains / Transfer to Transfer to Stage 3 loss Purchases Settlements loss (Losses) stage 1 stage 2 01/01/2017 12/31/2017 Financial assets at fair value through other comprehensive income - - - 10 (10) - - Corporate securities - - - 10 (10) - - Eurobonds and others - - - 10 (10) - - Expected Expected Gains / Transfer to Transfer to Stage 1 loss Purchases Settlements loss (Losses) stage 2 stage 3 01/01/2016 12/31/2016 Financial assets at fair value through other comprehensive income (82) - (1) - - (10) (93) Brazilian government securities (36) - - - - - (36) Other (36) - - - - - (36) Corporate securities (46) - (1) - - (10) (57) Debentures (43) - - - - - (43) Other (3) - - - - - (3) Expected Expected Gains / Transfer to Transfer to Stage 3 loss Purchases Settlements loss (Losses) stage 1 stage 2 01/01/2016 12/31/2016 Financial assets at fair value through other comprehensive income (13) - - - 13 - - Corporate securities (13) - - - 13 - - Eurobonds and others (13) - - - 13 - - Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 76 Reconciliation of expected loss for Financial assets at fair value through other comprehensive instrument - securities, segregated by stages: Expected Expected Gains / Stage 1 loss Purchases Settlements loss (Losses) 01/01/2018 12/31/2018 Financial assets at fair value through other comprehensive (84) (1) (2) 2 (85) income Brazilian government securities (36) - - - (36) Other (36) - - - (36) Corporate securities (48) (1) (2) 2 (49) Debentures (43) - - - (43) Eurobonds and others (2) (1) (2) 2 (3) Other (3) - - - (3) Expected Expected Gains / Transfer to Transfer to Stage 1 loss Purchases Settlements loss (Losses) stage 2 stage 3 01/01/2017 12/31/2017 Financial assets at fair value through other comprehensive income (93) - (2) - - 11 (84) Brazilian government securities (36) - - - - - (36) Others (36) - - - - - (36) Corporate securities (57) - (2) - - 11 (48) Debentures (43) - - - - - (43) Eurobond and others (11) - (2) - - 11 (2) Others (3) - - - - - (3) Expected Expected Gains / Transfer to Transfer to Stage 3 loss Purchases Settlements loss (Losses) stage 1 stage 2 01/01/2017 12/31/2017 Financial assets at fair value through other comprehensive income - - - 10 (10) - - Corporate securities - - - 10 (10) - - Eurobonds and others - - - 10 (10) - - Expected Expected Gains / Transfer to Transfer to Stage 1 loss Purchases Settlements loss (Losses) stage 2 stage 3 01/01/2016 12/31/2016 Financial assets at fair value through other comprehensive income (82) - (1) - - (10) (93) Brazilian government securities (36) - - - - - (36) Other (36) - - - - - (36) Corporate securities (46) - (1) - - (10) (57) Debentures (43) - - - - - (43) Other (3) - - - - - (3) Expected Expected Gains / Transfer to Transfer to Stage 3 loss Purchases Settlements loss (Losses) stage 1 stage 2 01/01/2016 12/31/2016 Financial assets at fair value through other comprehensive income (13) - - - 13 - - Corporate securities (13) - - - 13 - - Eurobonds and others (13) - - - 13 - - Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 76

Note 9 - Financial assets at amortized cost - Securities The Financial assets at amortized cost - Securities is as follows: 12/31/2018 12/31/2017 Amortized Expected Amortized Expected Fair Value Fair Value cost loss cost loss (1a) Brazilian government securities 54,064 (58) 54,006 54,875 (66) 54,809 (1b) Government securities – abroad 6,700 (3) 6,697 8,414 (3) 8,411 Colombia 356 (3) 353 836 (3) 833 Chile 256 - 256 154 - 154 Korea 1,385 - 1,385 1,944 - 1,944 Denmark - - - 1,951 - 1,951 Spain 2,411 - 2,411 2,937 - 2,937 United States 19 - 19 16 - 16 Mexico 2,258 - 2,258 559 - 559 Paraguay - - - 4 - 4 Uruguay 15 - 15 13 - 13 (1c) Corporate securities 49,631 (3,585) 46,046 48,135 (5,113) 43,022 Rural product note 4,181 (178) 4,003 2,899 (160) 2,739 Bank deposit certificates 123 - 123 130 - 130 Securitized real estate loans 9,876 (361) 9,515 13,839 (2,056) 11,783 Debentures 29,001 (3,013) 25,988 23,397 (2,857) 20,540 Eurobonds and others 4,005 (2) 4,003 3,660 (3) 3,657 Financial bills - - - 60 - 60 Promissory notes 1,069 (14) 1,055 3,246 (23) 3,223 Other 1,376 (17) 1,359 904 (14) 890 (2) 110,395 (3,646) 106,749 111,424 (5,182) 106,242 Total (1) Financial Assets at Amortized Cost – Securities Pledged as Collateral of Funding Transactions of Financial Institutions and Clients were: a) R$ 24,988 (R$ 26,953 at 12/31/2017), b) (R$ 479 at 12/31/2017) and c) R$ 8,860 (R$ 37 at 12/31/2017), totaling R$ 33,848 (R$ 27,469 at 12/31/2017). (2) In order to reflect the risk management to the current strategy considered in business models, in the period ended 06/30/2018, ITAÚ UNIBANCO HOLDING changed the classification of Brazilian Debt Securities from Fair Value Through Profit or Loss, in the amount of R$ 3,707, and Fair Value Through Other Comprehensive Income, in the amount of R$ 8,678 to amortized cost. The fair value of these instruments at 06/30/2018 was R$ 11,880. In the event these financial assets had not been reclassified, the adjustment to fair value that would have been recognized in Other Comprehensive Income would be of R$ (282), net of tax effects. The interest income related to Financial assets at amortized cost - Securities assets was R$ 2,614 (Note 21a). The fair value of Financial assets at amortized cost - Securities assets is disclosed in Note 28. The amortized cost of Financial assets at amortized cost - Securities by maturity is as follows: 12/31/2018 12/31/2017 Amortized cost Fair Value Amortized cost Fair Value Current 14,661 14,119 26,057 25,652 Up to one year 14,661 14,119 26,057 25,652 Non-current 95,734 92,630 85,367 80,590 From one to five years 51,820 50,970 53,303 50,650 From five to ten years 31,318 29,802 19,883 18,571 After ten years 12,596 11,858 12,181 11,369 Total 110,395 106,749 111,424 106,242 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 77 Note 9 - Financial assets at amortized cost - Securities The Financial assets at amortized cost - Securities is as follows: 12/31/2018 12/31/2017 Amortized Expected Amortized Expected Fair Value Fair Value cost loss cost loss (1a) Brazilian government securities 54,064 (58) 54,006 54,875 (66) 54,809 (1b) Government securities – abroad 6,700 (3) 6,697 8,414 (3) 8,411 Colombia 356 (3) 353 836 (3) 833 Chile 256 - 256 154 - 154 Korea 1,385 - 1,385 1,944 - 1,944 Denmark - - - 1,951 - 1,951 Spain 2,411 - 2,411 2,937 - 2,937 United States 19 - 19 16 - 16 Mexico 2,258 - 2,258 559 - 559 Paraguay - - - 4 - 4 Uruguay 15 - 15 13 - 13 (1c) Corporate securities 49,631 (3,585) 46,046 48,135 (5,113) 43,022 Rural product note 4,181 (178) 4,003 2,899 (160) 2,739 Bank deposit certificates 123 - 123 130 - 130 Securitized real estate loans 9,876 (361) 9,515 13,839 (2,056) 11,783 Debentures 29,001 (3,013) 25,988 23,397 (2,857) 20,540 Eurobonds and others 4,005 (2) 4,003 3,660 (3) 3,657 Financial bills - - - 60 - 60 Promissory notes 1,069 (14) 1,055 3,246 (23) 3,223 Other 1,376 (17) 1,359 904 (14) 890 (2) 110,395 (3,646) 106,749 111,424 (5,182) 106,242 Total (1) Financial Assets at Amortized Cost – Securities Pledged as Collateral of Funding Transactions of Financial Institutions and Clients were: a) R$ 24,988 (R$ 26,953 at 12/31/2017), b) (R$ 479 at 12/31/2017) and c) R$ 8,860 (R$ 37 at 12/31/2017), totaling R$ 33,848 (R$ 27,469 at 12/31/2017). (2) In order to reflect the risk management to the current strategy considered in business models, in the period ended 06/30/2018, ITAÚ UNIBANCO HOLDING changed the classification of Brazilian Debt Securities from Fair Value Through Profit or Loss, in the amount of R$ 3,707, and Fair Value Through Other Comprehensive Income, in the amount of R$ 8,678 to amortized cost. The fair value of these instruments at 06/30/2018 was R$ 11,880. In the event these financial assets had not been reclassified, the adjustment to fair value that would have been recognized in Other Comprehensive Income would be of R$ (282), net of tax effects. The interest income related to Financial assets at amortized cost - Securities assets was R$ 2,614 (Note 21a). The fair value of Financial assets at amortized cost - Securities assets is disclosed in Note 28. The amortized cost of Financial assets at amortized cost - Securities by maturity is as follows: 12/31/2018 12/31/2017 Amortized cost Fair Value Amortized cost Fair Value Current 14,661 14,119 26,057 25,652 Up to one year 14,661 14,119 26,057 25,652 Non-current 95,734 92,630 85,367 80,590 From one to five years 51,820 50,970 53,303 50,650 From five to ten years 31,318 29,802 19,883 18,571 After ten years 12,596 11,858 12,181 11,369 Total 110,395 106,749 111,424 106,242 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 77

Reconciliation of expected loss to financial assets at amortized cost - securities, segregated by stages: Expected Expected Gains / Transfer to Transfer to Transfer of Transfer of Stage 1 loss Purchases Settlements loss (Losses) Stage 2 Stage 3 Stage 2 Stage 3 01/01/2018 12/31/2018 Financial assets at amortized cost (76) (129) (28) 14 - - (4) - (223) Government securities - other countries - (3) 1 (2) - - - - - (4) Colombia Corporate securities (73) (130) (26) 14 - - (4) - (219) Rural product note (9) 5 (7) 4 - - - - (7) Securitized real estate loans (9) 5 - 2 - - - - (2) Debentures (52) (140) (18) 8 - - (4) - (206) Eurobond and others (2) - - - - - - - (2) Promissory notes (1) - (1) - - - - - (2) Expected Expected Gains / Transfer to Transfer to Transfer of Transfer of Stage 2 loss Purchases Settlements loss (Losses) Stage 1 Stage 3 Stage 1 Stage 3 01/01/2018 12/31/2018 Financial assets at amortized cost (368) (12) (561) 6 51 74 (14) - (824) Brazilian government securities (65) 6 - - - - - - (59) Corporate securities (303) (18) (561) 6 51 74 (14) - (765) Rural product note - 11 (22) - - 11 - - - Securitized real estate loans (5) - - - - 6 (1) - - Debentures (284) (22) (539) 1 51 36 (8) - (765) Eurobond and others - - - 5 - - (5) - - Other (14) (7) - - - 21 - - - Expected Expected Gains / Transfer to Transfer to Transfer of Transfer of Stage 3 loss Purchases Settlements loss (Losses) Stage 1 Stage 2 Stage 1 Stage 2 01/01/2018 12/31/2018 (4,738) 784 (594) 2,065 - - - (116) (2,599) Financial assets at amortized cost Corporate securities (4,738) 784 (594) 2,065 - - - (116) (2,599) Rural product note (148) (106) (36) 127 - - - (10) (173) Securitized real estate loans (2,046) 463 - 1,244 - - - (22) (361) Debentures (2,522) 432 (558) 678 - - - (67) (2,037) Promissory notes (22) (5) - 16 - - - - (11) Other - - - - - - - (17) (17) Expected Expected Gains / Transfer to Transfer to Transfer of Transfer of Stage 1 loss Purchases Settlements loss (Losses) Stage 2 Stage 3 Stage 2 Stage 3 01/01/2017 12/31/2017 (82) (24) (44) 48 - 26 - - (76) Financial assets at amortized cost (3) - - - - - - (3) Government securities - other countries - Colombia Corporate securities (79) (24) (44) 48 - 26 - - (73) Rural product note (4) (2) (7) 4 - - - - (9) Securitized real estate loans (17) (3) - - - 11 - - (9) Debentures (50) (20) (35) 39 - 14 - - (52) Eurobond and others (5) 1 (1) 3 - - - - (2) Promissory notes (1) - (1) 1 - - - - (1) Others (2) - - 1 - 1 - - - Expected Expected Gains / Transfer to Transfer to Transfer of Transfer of Stage 2 loss Purchases Settlements loss (Losses) Stage 1 Stage 3 Stage 1 Stage 3 01/01/2017 12/31/2017 Financial assets at amortized cost (438) (73) (281) 314 - 176 (66) - (368) Brazilian government securities (72) 7 - - - - - - (65) Corporate securities (366) (80) (281) 314 - 176 (66) - (303) Rural product note (30) (3) - 33 - - - - - Securitized real estate loans (50) 2 - - - 43 - - (5) Debentures (286) (79) (267) 281 - 133 (66) - (284) Others - - (14) - - - - - (14) Expected Expected Gains / Transfer to Transfer to Transfer of Transfer of Stage 3 loss Purchases Settlements loss (Losses) Stage 1 Stage 2 Stage 1 Stage 2 01/01/2017 12/31/2017 Financial assets at amortized cost (3,298) (528) (1,276) 1,221 - - (115) (742) (4,738) Corporate securities (3,298) (528) (1,276) 1,221 - - (115) (742) (4,738) Rural product note (56) (37) (55) - - - - - (148) Securitized real estate loans (1,650) (200) - 125 - - (115) (206) (2,046) Debentures (1,469) (294) (1,199) 976 - - - (536) (2,522) Eurobond and others (101) 3 - 98 - - - - - Promissory notes (22) - (22) 22 - - - - (22) Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 78 Reconciliation of expected loss to financial assets at amortized cost - securities, segregated by stages: Expected Expected Gains / Transfer to Transfer to Transfer of Transfer of Stage 1 loss Purchases Settlements loss (Losses) Stage 2 Stage 3 Stage 2 Stage 3 01/01/2018 12/31/2018 Financial assets at amortized cost (76) (129) (28) 14 - - (4) - (223) Government securities - other countries - (3) 1 (2) - - - - - (4) Colombia Corporate securities (73) (130) (26) 14 - - (4) - (219) Rural product note (9) 5 (7) 4 - - - - (7) Securitized real estate loans (9) 5 - 2 - - - - (2) Debentures (52) (140) (18) 8 - - (4) - (206) Eurobond and others (2) - - - - - - - (2) Promissory notes (1) - (1) - - - - - (2) Expected Expected Gains / Transfer to Transfer to Transfer of Transfer of Stage 2 loss Purchases Settlements loss (Losses) Stage 1 Stage 3 Stage 1 Stage 3 01/01/2018 12/31/2018 Financial assets at amortized cost (368) (12) (561) 6 51 74 (14) - (824) Brazilian government securities (65) 6 - - - - - - (59) Corporate securities (303) (18) (561) 6 51 74 (14) - (765) Rural product note - 11 (22) - - 11 - - - Securitized real estate loans (5) - - - - 6 (1) - - Debentures (284) (22) (539) 1 51 36 (8) - (765) Eurobond and others - - - 5 - - (5) - - Other (14) (7) - - - 21 - - - Expected Expected Gains / Transfer to Transfer to Transfer of Transfer of Stage 3 loss Purchases Settlements loss (Losses) Stage 1 Stage 2 Stage 1 Stage 2 01/01/2018 12/31/2018 (4,738) 784 (594) 2,065 - - - (116) (2,599) Financial assets at amortized cost Corporate securities (4,738) 784 (594) 2,065 - - - (116) (2,599) Rural product note (148) (106) (36) 127 - - - (10) (173) Securitized real estate loans (2,046) 463 - 1,244 - - - (22) (361) Debentures (2,522) 432 (558) 678 - - - (67) (2,037) Promissory notes (22) (5) - 16 - - - - (11) Other - - - - - - - (17) (17) Expected Expected Gains / Transfer to Transfer to Transfer of Transfer of Stage 1 loss Purchases Settlements loss (Losses) Stage 2 Stage 3 Stage 2 Stage 3 01/01/2017 12/31/2017 (82) (24) (44) 48 - 26 - - (76) Financial assets at amortized cost (3) - - - - - - (3) Government securities - other countries - Colombia Corporate securities (79) (24) (44) 48 - 26 - - (73) Rural product note (4) (2) (7) 4 - - - - (9) Securitized real estate loans (17) (3) - - - 11 - - (9) Debentures (50) (20) (35) 39 - 14 - - (52) Eurobond and others (5) 1 (1) 3 - - - - (2) Promissory notes (1) - (1) 1 - - - - (1) Others (2) - - 1 - 1 - - - Expected Expected Gains / Transfer to Transfer to Transfer of Transfer of Stage 2 loss Purchases Settlements loss (Losses) Stage 1 Stage 3 Stage 1 Stage 3 01/01/2017 12/31/2017 Financial assets at amortized cost (438) (73) (281) 314 - 176 (66) - (368) Brazilian government securities (72) 7 - - - - - - (65) Corporate securities (366) (80) (281) 314 - 176 (66) - (303) Rural product note (30) (3) - 33 - - - - - Securitized real estate loans (50) 2 - - - 43 - - (5) Debentures (286) (79) (267) 281 - 133 (66) - (284) Others - - (14) - - - - - (14) Expected Expected Gains / Transfer to Transfer to Transfer of Transfer of Stage 3 loss Purchases Settlements loss (Losses) Stage 1 Stage 2 Stage 1 Stage 2 01/01/2017 12/31/2017 Financial assets at amortized cost (3,298) (528) (1,276) 1,221 - - (115) (742) (4,738) Corporate securities (3,298) (528) (1,276) 1,221 - - (115) (742) (4,738) Rural product note (56) (37) (55) - - - - - (148) Securitized real estate loans (1,650) (200) - 125 - - (115) (206) (2,046) Debentures (1,469) (294) (1,199) 976 - - - (536) (2,522) Eurobond and others (101) 3 - 98 - - - - - Promissory notes (22) - (22) 22 - - - - (22) Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 78

Expected Expected Gains / Transfer to Transfer to Transfer of Transfer of Stage 1 loss Purchases Settlements loss (Losses) Stage 2 Stage 3 Stage 2 Stage 3 01/01/2016 12/31/2016 Financial assets at amortized cost (199) 31 (34) 60 12 48 - - (82) Government securities - other countries - (3) - - (3) Colombia Corporate securities (199) 31 (31) 60 12 48 - - (79) Rural product note (2) (1) (2) 1 - - - - (4) Securitized real estate loans (54) 1 - 1 2 33 - - (17) Debentures (109) 27 (25) 35 10 12 - - (50) Eurobond and others (32) 4 (2) 22 - 3 - - (5) Promissory notes (2) - - 1 - - - - (1) Outros - - (2) - - - - - (2) Expected Expected Gains / Transfer to Transfer to Transfer of Transfer of Stage 2 loss Purchases Settlements loss (Losses) Stage 1 Stage 3 Stage 1 Stage 3 12/31/2016 12/31/2016 (385) 21 (131) 161 - 68 (172) - (438) Financial assets at amortized cost Brazilian government securities (78) 6 - - - - - - (72) Corporate securities (307) 15 (131) 161 - 68 (172) - (366) Rural product note (26) 11 (17) 2 - - - - (30) Securitized real estate loans (6) - - - - 6 (50) - (50) Debentures (223) 4 (114) 107 - 62 (122) - (286) Eurobond and others (13) - - 13 - - - - - Outros (39) - - 39 - - - - - Expected Expected Gains / Transfer to Transfer to Transfer of Transfer of Stage 3 loss Purchases Settlements loss (Losses) Stage 1 Stage 2 Stage 1 Stage 2 01/01/2016 12/31/2016 Financial assets at amortized cost (425) (186) (720) 176 - - (1,699) (444) (3,298) Corporate securities (425) (186) (720) 176 - - (1,699) (444) (3,298) Rural product note - (56) - - - - - - (56) Securitized real estate loans (10) (1) (95) 10 - - (1,321) (233) (1,650) Debentures (285) (149) (623) 61 - - (262) (211) (1,469) Eurobond and others (52) 20 (2) 27 - - (94) - (101) Promissory notes (78) - - 78 - - (22) - (22) Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 79 Expected Expected Gains / Transfer to Transfer to Transfer of Transfer of Stage 1 loss Purchases Settlements loss (Losses) Stage 2 Stage 3 Stage 2 Stage 3 01/01/2016 12/31/2016 Financial assets at amortized cost (199) 31 (34) 60 12 48 - - (82) Government securities - other countries - (3) - - (3) Colombia Corporate securities (199) 31 (31) 60 12 48 - - (79) Rural product note (2) (1) (2) 1 - - - - (4) Securitized real estate loans (54) 1 - 1 2 33 - - (17) Debentures (109) 27 (25) 35 10 12 - - (50) Eurobond and others (32) 4 (2) 22 - 3 - - (5) Promissory notes (2) - - 1 - - - - (1) Outros - - (2) - - - - - (2) Expected Expected Gains / Transfer to Transfer to Transfer of Transfer of Stage 2 loss Purchases Settlements loss (Losses) Stage 1 Stage 3 Stage 1 Stage 3 12/31/2016 12/31/2016 (385) 21 (131) 161 - 68 (172) - (438) Financial assets at amortized cost Brazilian government securities (78) 6 - - - - - - (72) Corporate securities (307) 15 (131) 161 - 68 (172) - (366) Rural product note (26) 11 (17) 2 - - - - (30) Securitized real estate loans (6) - - - - 6 (50) - (50) Debentures (223) 4 (114) 107 - 62 (122) - (286) Eurobond and others (13) - - 13 - - - - - Outros (39) - - 39 - - - - - Expected Expected Gains / Transfer to Transfer to Transfer of Transfer of Stage 3 loss Purchases Settlements loss (Losses) Stage 1 Stage 2 Stage 1 Stage 2 01/01/2016 12/31/2016 Financial assets at amortized cost (425) (186) (720) 176 - - (1,699) (444) (3,298) Corporate securities (425) (186) (720) 176 - - (1,699) (444) (3,298) Rural product note - (56) - - - - - - (56) Securitized real estate loans (10) (1) (95) 10 - - (1,321) (233) (1,650) Debentures (285) (149) (623) 61 - - (262) (211) (1,469) Eurobond and others (52) 20 (2) 27 - - (94) - (101) Promissory notes (78) - - 78 - - (22) - (22) Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 79

Note 10 - Loan operations and lease operations portfolio a) Composition of loan operations and lease operations Below is the composition of the carrying amount of loan operations and lease operations by type, sector of debtor, maturity and concentration: Loan operations and lease operations by type 12/31/2018 12/31/2017 Individuals 212,564 193,385 Credit card 78,255 67,413 Personal loan 29,543 27,295 Payroll loans 46,878 44,716 Vehicles 15,920 14,165 Mortgage loans 41,968 39,796 Corporate 102,643 107,647 - Small and medium businesses 68,812 60,290 - Foreign loans - Latin America 152,072 136,397 (1) Total Loan Operations and Lease Operations 536,091 497,719 (2) Provision for Expected Loss (33,509) (36,469) Total loan operations and lease operations, net of allowance for Expected Credit Loss 502,582 461,250 (1) In the composition of balance there are operations designated at Fair Value Through Profit or Loss, in the amount of R$ 102 at 12/31/2017. (2) Comprises Provision for Expected Loss for Financial Guarantees Pledged R$ (1,191) (R$ (1,907) at 12/31/2017) and Commitments to be Released R$ (2,601) (R$ (3,015) at 12/31/2017). By maturity 12/31/2018 12/31/2017 Overdue as from 1 day 19,563 21,974 Falling due up to 3 months 144,812 127,402 Falling due more than 3 months but less than 1 year 127,805 116,089 Falling due after 1 year 243,911 232,254 Total loan operations and lease operations 536,091 497,719 By concentration (*) 12/31/2018 12/31/2017 Largest debtor 5,193 4,079 10 largest debtors 31,564 28,958 20 largest debtors 47,433 46,313 50 largest debtors 73,358 74,772 100 largest debtors 98,675 101,149 (*) The amounts include Financial Guarantees Pledged The breakdown of the Loan and lease operations portfolio by debtor’s industry is evidenced in Note 32, item 1.4.1 - By business sector. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 80 Note 10 - Loan operations and lease operations portfolio a) Composition of loan operations and lease operations Below is the composition of the carrying amount of loan operations and lease operations by type, sector of debtor, maturity and concentration: Loan operations and lease operations by type 12/31/2018 12/31/2017 Individuals 212,564 193,385 Credit card 78,255 67,413 Personal loan 29,543 27,295 Payroll loans 46,878 44,716 Vehicles 15,920 14,165 Mortgage loans 41,968 39,796 Corporate 102,643 107,647 - Small and medium businesses 68,812 60,290 - Foreign loans - Latin America 152,072 136,397 (1) Total Loan Operations and Lease Operations 536,091 497,719 (2) Provision for Expected Loss (33,509) (36,469) Total loan operations and lease operations, net of allowance for Expected Credit Loss 502,582 461,250 (1) In the composition of balance there are operations designated at Fair Value Through Profit or Loss, in the amount of R$ 102 at 12/31/2017. (2) Comprises Provision for Expected Loss for Financial Guarantees Pledged R$ (1,191) (R$ (1,907) at 12/31/2017) and Commitments to be Released R$ (2,601) (R$ (3,015) at 12/31/2017). By maturity 12/31/2018 12/31/2017 Overdue as from 1 day 19,563 21,974 Falling due up to 3 months 144,812 127,402 Falling due more than 3 months but less than 1 year 127,805 116,089 Falling due after 1 year 243,911 232,254 Total loan operations and lease operations 536,091 497,719 By concentration (*) 12/31/2018 12/31/2017 Largest debtor 5,193 4,079 10 largest debtors 31,564 28,958 20 largest debtors 47,433 46,313 50 largest debtors 73,358 74,772 100 largest debtors 98,675 101,149 (*) The amounts include Financial Guarantees Pledged The breakdown of the Loan and lease operations portfolio by debtor’s industry is evidenced in Note 32, item 1.4.1 - By business sector. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 80

b) Gross Carrying Amount (Loan Portfolio) Reconciliation of gross portfolio of Loan Operations and Lease Operations, segregated by stages: Beginning Transfer to Transfer to Transfer of Transfer of Acquisition / Closing balance at Stage 1 Write Off balance at Stage 2 Stage 3 the Stage 2 the Stage 3 (Settlement) 12/31/2018 12/31/2017 Individuals 161,364 (15,847) (1,921) 5,820 - - 28,072 177,488 Credit card 57,073 (6,361) (471) 3,335 - - 11,651 65,227 Personal loans 12,290 (4,854) (908) 665 - - 6,932 14,125 Payroll loans 42,115 (1,882) (431) 542 - - 3,812 44,156 Vehicles 12,550 (1,442) (104) 322 - - 3,027 14,353 Mortgage loans 37,336 (1,308) (7) 956 - - 2,650 39,627 Corporate 91,442 (726) (137) 1,629 113 - (1,605) 90,716 Small and medium businesses 47,132 (4,891) (742) 2,849 22 - 12,729 57,099 Foreign loans - Latin America 117,448 (10,913) (1,261) 9,691 132 - 19,226 134,323 Total 417,386 (32,377) (4,061) 19,989 267 - 58,422 459,626 Beginning Transfer to Transfer to Transfer of Transfer of Acquisition / Closing balance at Stage 2 balance at Write Off Stage 1 Stage 3 the Stage 1 the Stage 3 (Settlement) 12/31/2018 12/31/2017 Individuals 13,032 (5,820) (7,796) 15,847 1,018 - 748 17,029 Credit card 6,027 (3,335) (2,794) 6,361 60 - 2,170 8,489 Personal loans 3,108 (665) (2,970) 4,854 611 - (511) 4,427 Payroll loans 733 (542) (1,136) 1,882 131 - (44) 1,024 Vehicles 987 (322) (598) 1,442 65 - (552) 1,022 Mortgage loans 2,177 (956) (298) 1,308 151 - (315) 2,067 Corporate 3,833 (1,629) (1,032) 726 1,347 - (1,023) 2,222 Small and medium businesses 6,001 (2,849) (1,610) 4,891 505 - (1,063) 5,875 Foreign loans - Latin America 13,028 (9,691) (3,025) 10,913 1,002 - (459) 11,768 Total 35,894 (19,989) (13,463) 32,377 3,872 - (1,797) 36,894 Beginning Transfer to Transfer to Transfer of Transfer of Acquisition / Closing balance at Stage 3 Write Off balance at Stage 1 Stage 2 the Stage 1 the Stage 2 (Settlement) 12/31/2018 12/31/2017 Individuals 18,989 - (1,018) 1,921 7,796 (8,520) (1,121) 18,047 Credit card 4,313 - (60) 471 2,794 (3,155) 176 4,539 Personal loans 11,897 - (611) 908 2,970 (3,724) (449) 10,991 Payroll loans 1,868 - (131) 431 1,136 (1,336) (270) 1,698 Vehicles 628 - (65) 104 598 (283) (437) 545 Mortgage loans 283 - (151) 7 298 (22) (141) 274 Corporate 12,372 (113) (1,347) 137 1,032 (1,172) (1,204) 9,705 Small and medium businesses 7,157 (22) (505) 742 1,610 (2,471) (673) 5,838 Foreign loans - Latin America 5,921 (132) (1,002) 1,261 3,025 (1,384) (1,708) 5,981 Total 44,439 (267) (3,872) 4,061 13,463 (13,547) (4,706) 39,571 Beginning Acquisition / Closing balance at Consolidated 3 Stages (*) balance at Write Off (Settlement) 12/31/2018 12/31/2017 Individuals 193,385 (8,520) 27,699 212,564 Credit card 67,413 (3,155) 13,997 78,255 Personal loans 27,295 (3,724) 5,972 29,543 Payroll loans 44,716 (1,336) 3,498 46,878 Vehicles 14,165 (283) 2,038 15,920 Mortgage loans 39,796 (22) 2,194 41,968 Corporate 107,647 (1,172) (3,832) 102,643 Small and medium businesses 60,290 (2,471) 10,993 68,812 Foreign loans - Latin America 136,397 (1,384) 17,059 152,072 Total 497,719 (13,547) 51,919 536,091 (*) In the composition of balance, there are operations designated at Fair Value Through Profit or Loss in the amount of R$ 102 at 12/31/2017. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 81 b) Gross Carrying Amount (Loan Portfolio) Reconciliation of gross portfolio of Loan Operations and Lease Operations, segregated by stages: Beginning Transfer to Transfer to Transfer of Transfer of Acquisition / Closing balance at Stage 1 Write Off balance at Stage 2 Stage 3 the Stage 2 the Stage 3 (Settlement) 12/31/2018 12/31/2017 Individuals 161,364 (15,847) (1,921) 5,820 - - 28,072 177,488 Credit card 57,073 (6,361) (471) 3,335 - - 11,651 65,227 Personal loans 12,290 (4,854) (908) 665 - - 6,932 14,125 Payroll loans 42,115 (1,882) (431) 542 - - 3,812 44,156 Vehicles 12,550 (1,442) (104) 322 - - 3,027 14,353 Mortgage loans 37,336 (1,308) (7) 956 - - 2,650 39,627 Corporate 91,442 (726) (137) 1,629 113 - (1,605) 90,716 Small and medium businesses 47,132 (4,891) (742) 2,849 22 - 12,729 57,099 Foreign loans - Latin America 117,448 (10,913) (1,261) 9,691 132 - 19,226 134,323 Total 417,386 (32,377) (4,061) 19,989 267 - 58,422 459,626 Beginning Transfer to Transfer to Transfer of Transfer of Acquisition / Closing balance at Stage 2 balance at Write Off Stage 1 Stage 3 the Stage 1 the Stage 3 (Settlement) 12/31/2018 12/31/2017 Individuals 13,032 (5,820) (7,796) 15,847 1,018 - 748 17,029 Credit card 6,027 (3,335) (2,794) 6,361 60 - 2,170 8,489 Personal loans 3,108 (665) (2,970) 4,854 611 - (511) 4,427 Payroll loans 733 (542) (1,136) 1,882 131 - (44) 1,024 Vehicles 987 (322) (598) 1,442 65 - (552) 1,022 Mortgage loans 2,177 (956) (298) 1,308 151 - (315) 2,067 Corporate 3,833 (1,629) (1,032) 726 1,347 - (1,023) 2,222 Small and medium businesses 6,001 (2,849) (1,610) 4,891 505 - (1,063) 5,875 Foreign loans - Latin America 13,028 (9,691) (3,025) 10,913 1,002 - (459) 11,768 Total 35,894 (19,989) (13,463) 32,377 3,872 - (1,797) 36,894 Beginning Transfer to Transfer to Transfer of Transfer of Acquisition / Closing balance at Stage 3 Write Off balance at Stage 1 Stage 2 the Stage 1 the Stage 2 (Settlement) 12/31/2018 12/31/2017 Individuals 18,989 - (1,018) 1,921 7,796 (8,520) (1,121) 18,047 Credit card 4,313 - (60) 471 2,794 (3,155) 176 4,539 Personal loans 11,897 - (611) 908 2,970 (3,724) (449) 10,991 Payroll loans 1,868 - (131) 431 1,136 (1,336) (270) 1,698 Vehicles 628 - (65) 104 598 (283) (437) 545 Mortgage loans 283 - (151) 7 298 (22) (141) 274 Corporate 12,372 (113) (1,347) 137 1,032 (1,172) (1,204) 9,705 Small and medium businesses 7,157 (22) (505) 742 1,610 (2,471) (673) 5,838 Foreign loans - Latin America 5,921 (132) (1,002) 1,261 3,025 (1,384) (1,708) 5,981 Total 44,439 (267) (3,872) 4,061 13,463 (13,547) (4,706) 39,571 Beginning Acquisition / Closing balance at Consolidated 3 Stages (*) balance at Write Off (Settlement) 12/31/2018 12/31/2017 Individuals 193,385 (8,520) 27,699 212,564 Credit card 67,413 (3,155) 13,997 78,255 Personal loans 27,295 (3,724) 5,972 29,543 Payroll loans 44,716 (1,336) 3,498 46,878 Vehicles 14,165 (283) 2,038 15,920 Mortgage loans 39,796 (22) 2,194 41,968 Corporate 107,647 (1,172) (3,832) 102,643 Small and medium businesses 60,290 (2,471) 10,993 68,812 Foreign loans - Latin America 136,397 (1,384) 17,059 152,072 Total 497,719 (13,547) 51,919 536,091 (*) In the composition of balance, there are operations designated at Fair Value Through Profit or Loss in the amount of R$ 102 at 12/31/2017. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 81

Reconciliation of gross portfolio of Loan Operations and Lease Operations, segregated by stages: Beginning Transfer to Transfer to Transfer of Transfer of Acquisition / Closing balance at Stage 1 balance at Write Off Stage 2 Stage 3 the Stage 2 the Stage 3 (Settlement) 12/31/2017 12/31/2016 Individuals 151,645 (3,925) (2,346) 2,747 72 - 13,171 161,364 Credit card 48,772 (1,191) (176) 1,513 10 - 8,145 57,073 Personal loans 11,068 (621) (907) 313 6 - 2,431 12,290 Payroll loans 42,360 (412) (866) 225 33 - 775 42,115 Vehicles 13,482 (733) (338) 211 9 - (81) 12,550 Mortgage loans 35,963 (968) (59) 485 14 - 1,901 37,336 Corporate 104,359 (884) (731) 894 4 - (12,200) 91,442 Small and medium businesses 43,047 (1,599) (701) 901 10 - 5,474 47,132 Foreign loans - Latin America 113,441 (5,913) (1,589) 1,501 74 - 9,934 117,448 Total 412,492 (12,321) (5,367) 6,043 160 - 16,379 417,386 Beginning Transfer to Transfer to Transfer of Transfer of Acquisition / Closing balance at Stage 2 balance at Write Off Stage 1 Stage 3 the Stage 1 the Stage 3 (Settlement) 12/31/2017 12/31/2016 Individuals 14,248 (2,747) (2,282) 3,925 665 - (777) 13,032 Credit card 6,634 (1,513) (722) 1,191 12 - 425 6,027 Personal loans 3,534 (313) (872) 621 515 - (377) 3,108 Payroll loans 771 (225) (241) 412 44 - (28) 733 Vehicles 1,269 (211) (297) 733 39 - (546) 987 Mortgage loans 2,040 (485) (150) 968 55 - (251) 2,177 Corporate 5,877 (894) (434) 884 90 - (1,690) 3,833 Small and medium businesses 7,815 (901) (946) 1,599 428 - (1,994) 6,001 Foreign loans - Latin America 8,964 (1,501) (1,246) 5,913 134 - 764 13,028 Total 36,904 (6,043) (4,908) 12,321 1,317 - (3,697) 35,894 Beginning Transfer to Transfer to Transfer of Transfer of Acquisition / Closing balance at Stage 3 balance at Write Off Stage 1 Stage 2 the Stage 1 the Stage 2 (Settlement) 12/31/2017 12/31/2016 Individuals 20,574 (72) (665) 2,346 2,282 (10,728) 5,252 18,989 Credit card 4,457 (10) (12) 176 722 (3,891) 2,871 4,313 Personal loans 13,328 (6) (515) 907 872 (5,190) 2,501 11,897 Payroll loans 1,729 (33) (44) 866 241 (1,177) 286 1,868 Vehicles 815 (9) (39) 338 297 (433) (341) 628 Mortgage loans 245 (14) (55) 59 150 (37) (65) 283 Corporate 11,525 (4) (90) 731 434 (956) 732 12,372 Small and medium businesses 8,985 (10) (428) 701 946 (3,648) 611 7,157 Foreign loans - Latin America 4,371 (74) (134) 1,589 1,246 (1,105) 28 5,921 Total 45,455 (160) (1,317) 5,367 4,908 (16,437) 6,623 44,439 Beginning Acquisition / Closing balance at Consolidated 3 Stages (*) balance at Write Off (Settlement) 12/31/2017 12/31/2016 Individuals 186,467 (10,728) 17,646 193,385 Credit card 59,863 (3,891) 11,441 67,413 Personal loans 27,930 (5,190) 4,555 27,295 Payroll loans 44,860 (1,177) 1,033 44,716 Vehicles 15,566 (433) (968) 14,165 Mortgage loans 38,248 (37) 1,585 39,796 Corporate 121,761 (956) (13,158) 107,647 Small and medium businesses 59,847 (3,648) 4,091 60,290 Foreign loans - Latin America 126,776 (1,105) 10,726 136,397 Total 494,851 (16,437) 19,305 497,719 (*) In the composition of balance, there are operations designated at Fair Value Through Profit or Loss in the amount of R$ 102 (R$ 143 at 12/31/2016). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 82 Reconciliation of gross portfolio of Loan Operations and Lease Operations, segregated by stages: Beginning Transfer to Transfer to Transfer of Transfer of Acquisition / Closing balance at Stage 1 balance at Write Off Stage 2 Stage 3 the Stage 2 the Stage 3 (Settlement) 12/31/2017 12/31/2016 Individuals 151,645 (3,925) (2,346) 2,747 72 - 13,171 161,364 Credit card 48,772 (1,191) (176) 1,513 10 - 8,145 57,073 Personal loans 11,068 (621) (907) 313 6 - 2,431 12,290 Payroll loans 42,360 (412) (866) 225 33 - 775 42,115 Vehicles 13,482 (733) (338) 211 9 - (81) 12,550 Mortgage loans 35,963 (968) (59) 485 14 - 1,901 37,336 Corporate 104,359 (884) (731) 894 4 - (12,200) 91,442 Small and medium businesses 43,047 (1,599) (701) 901 10 - 5,474 47,132 Foreign loans - Latin America 113,441 (5,913) (1,589) 1,501 74 - 9,934 117,448 Total 412,492 (12,321) (5,367) 6,043 160 - 16,379 417,386 Beginning Transfer to Transfer to Transfer of Transfer of Acquisition / Closing balance at Stage 2 balance at Write Off Stage 1 Stage 3 the Stage 1 the Stage 3 (Settlement) 12/31/2017 12/31/2016 Individuals 14,248 (2,747) (2,282) 3,925 665 - (777) 13,032 Credit card 6,634 (1,513) (722) 1,191 12 - 425 6,027 Personal loans 3,534 (313) (872) 621 515 - (377) 3,108 Payroll loans 771 (225) (241) 412 44 - (28) 733 Vehicles 1,269 (211) (297) 733 39 - (546) 987 Mortgage loans 2,040 (485) (150) 968 55 - (251) 2,177 Corporate 5,877 (894) (434) 884 90 - (1,690) 3,833 Small and medium businesses 7,815 (901) (946) 1,599 428 - (1,994) 6,001 Foreign loans - Latin America 8,964 (1,501) (1,246) 5,913 134 - 764 13,028 Total 36,904 (6,043) (4,908) 12,321 1,317 - (3,697) 35,894 Beginning Transfer to Transfer to Transfer of Transfer of Acquisition / Closing balance at Stage 3 balance at Write Off Stage 1 Stage 2 the Stage 1 the Stage 2 (Settlement) 12/31/2017 12/31/2016 Individuals 20,574 (72) (665) 2,346 2,282 (10,728) 5,252 18,989 Credit card 4,457 (10) (12) 176 722 (3,891) 2,871 4,313 Personal loans 13,328 (6) (515) 907 872 (5,190) 2,501 11,897 Payroll loans 1,729 (33) (44) 866 241 (1,177) 286 1,868 Vehicles 815 (9) (39) 338 297 (433) (341) 628 Mortgage loans 245 (14) (55) 59 150 (37) (65) 283 Corporate 11,525 (4) (90) 731 434 (956) 732 12,372 Small and medium businesses 8,985 (10) (428) 701 946 (3,648) 611 7,157 Foreign loans - Latin America 4,371 (74) (134) 1,589 1,246 (1,105) 28 5,921 Total 45,455 (160) (1,317) 5,367 4,908 (16,437) 6,623 44,439 Beginning Acquisition / Closing balance at Consolidated 3 Stages (*) balance at Write Off (Settlement) 12/31/2017 12/31/2016 Individuals 186,467 (10,728) 17,646 193,385 Credit card 59,863 (3,891) 11,441 67,413 Personal loans 27,930 (5,190) 4,555 27,295 Payroll loans 44,860 (1,177) 1,033 44,716 Vehicles 15,566 (433) (968) 14,165 Mortgage loans 38,248 (37) 1,585 39,796 Corporate 121,761 (956) (13,158) 107,647 Small and medium businesses 59,847 (3,648) 4,091 60,290 Foreign loans - Latin America 126,776 (1,105) 10,726 136,397 Total 494,851 (16,437) 19,305 497,719 (*) In the composition of balance, there are operations designated at Fair Value Through Profit or Loss in the amount of R$ 102 (R$ 143 at 12/31/2016). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 82

c) Expected credit loss Reconciliation of expected loan losses for Loan operations and lease operations, segregated by stages: Beginning Closing Transfer to Transfer to Transfer of the Transfer of the Net increase / Stage 1 balance at Write off balance at Stage 2 Stage 3 Stage 2 Stage 3 (Reversal) 01/01/2018 12/31/2018 Individuals (3,834) 708 313 (388) - - (691) (3,892) Credit card (2,135) 303 70 (246) - - 7 (2,001) Personal loans (759) 250 153 (39) - - (568) (963) Payroll loans (805) 98 82 (79) - - (73) (777) Vehicles (123) 55 8 (16) - - (65) (141) Mortgage loans (12) 2 - (8) - - 8 (10) Corporate (451) 7 1 (259) (85) - 256 (531) Small and medium businesses (1,149) 213 75 (177) (4) - (70) (1,112) Foreign loans - Latin America (1,013) 142 20 (659) (45) - 159 (1,396) Total (6,447) 1,070 409 (1,483) (134) - (346) (6,931) Beginning Closing Transfer to Transfer to Transfer of the Transfer of the Net increase / Stage 2 balance at Write off balance at Stage 1 Stage 3 Stage 1 Stage 3 (Reversal) 01/01/2018 12/31/2018 Individuals (2,209) 388 3,258 (708) (145) - (2,700) (2,116) Credit card (1,261) 246 1,309 (303) (29) - (1,048) (1,086) Personal loans (567) 39 1,194 (250) (78) - (1,013) (675) Payroll loans (262) 79 628 (98) (13) - (577) (243) Vehicles (108) 16 113 (55) (16) - (44) (94) Mortgage loans (11) 8 14 (2) (9) - (18) (18) Corporate (1,174) 259 193 (7) (147) - 281 (595) Small and medium businesses (701) 177 430 (213) (195) - (55) (557) Foreign loans - Latin America (1,223) 659 406 (142) (405) - (478) (1,183) Total (5,307) 1,483 4,287 (1,070) (892) - (2,952) (4,451) Beginning Closing Transfer to Transfer to Transfer of the Transfer of the Net increase / Stage 3 balance at Write off balance at Stage 1 Stage 2 Stage 1 Stage 2 (Reversal) 01/01/2018 12/31/2018 Individuals (8,787) - 145 (313) (3,258) 8,520 (4,724) (8,417) Credit card (3,288) - 29 (70) (1,309) 3,155 (1,507) (2,990) Personal loans (3,812) - 78 (153) (1,194) 3,724 (2,452) (3,809) Payroll loans (1,301) - 13 (82) (628) 1,336 (597) (1,259) Vehicles (316) - 16 (8) (113) 283 (150) (288) Mortgage loans (70) - 9 - (14) 22 (18) (71) Corporate (9,827) 85 147 (1) (193) 1,172 376 (8,241) Small and medium businesses (3,554) 4 195 (75) (430) 2,471 (1,474) (2,863) Foreign loans - Latin America (2,547) 45 405 (20) (406) 1,384 (1,467) (2,606) Total (24,715) 134 892 (409) (4,287) 13,547 (7,289) (22,127) Closing Beginning Net increase / Consolidated 3 Stages balance at Write off balance at (1) (Reversal) (2) 01/01/2018 12/31/2018 Individuals (14,830) 8,520 (8,115) (14,425) Credit card (6,684) 3,155 (2,548) (6,077) Personal loans (5,138) 3,724 (4,033) (5,447) Payroll loans (2,368) 1,336 (1,247) (2,279) Vehicles (547) 283 (259) (523) Mortgage loans (93) 22 (28) (99) Corporate (11,452) 1,172 913 (9,367) Small and medium businesses (5,404) 2,471 (1,599) (4,532) Foreign loans - Latin America (4,783) 1,384 (1,786) (5,185) Total (36,469) 13,547 (10,587) (33,509) (1) Change in macroeconomic scenarios used gave rise, in the fourth quarter, the recognition of a provision for Expected Loss in the amount of R$ 41. (2) Comprises Expected Loan Losses for Financial Guarantees Pledged R$ (1,191) (R$ (1,907) at 01/01/2018) and Commitments to be Released R$ (2,601) (R$ (3,015) at 01/01/2018). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 83 c) Expected credit loss Reconciliation of expected loan losses for Loan operations and lease operations, segregated by stages: Beginning Closing Transfer to Transfer to Transfer of the Transfer of the Net increase / Stage 1 balance at Write off balance at Stage 2 Stage 3 Stage 2 Stage 3 (Reversal) 01/01/2018 12/31/2018 Individuals (3,834) 708 313 (388) - - (691) (3,892) Credit card (2,135) 303 70 (246) - - 7 (2,001) Personal loans (759) 250 153 (39) - - (568) (963) Payroll loans (805) 98 82 (79) - - (73) (777) Vehicles (123) 55 8 (16) - - (65) (141) Mortgage loans (12) 2 - (8) - - 8 (10) Corporate (451) 7 1 (259) (85) - 256 (531) Small and medium businesses (1,149) 213 75 (177) (4) - (70) (1,112) Foreign loans - Latin America (1,013) 142 20 (659) (45) - 159 (1,396) Total (6,447) 1,070 409 (1,483) (134) - (346) (6,931) Beginning Closing Transfer to Transfer to Transfer of the Transfer of the Net increase / Stage 2 balance at Write off balance at Stage 1 Stage 3 Stage 1 Stage 3 (Reversal) 01/01/2018 12/31/2018 Individuals (2,209) 388 3,258 (708) (145) - (2,700) (2,116) Credit card (1,261) 246 1,309 (303) (29) - (1,048) (1,086) Personal loans (567) 39 1,194 (250) (78) - (1,013) (675) Payroll loans (262) 79 628 (98) (13) - (577) (243) Vehicles (108) 16 113 (55) (16) - (44) (94) Mortgage loans (11) 8 14 (2) (9) - (18) (18) Corporate (1,174) 259 193 (7) (147) - 281 (595) Small and medium businesses (701) 177 430 (213) (195) - (55) (557) Foreign loans - Latin America (1,223) 659 406 (142) (405) - (478) (1,183) Total (5,307) 1,483 4,287 (1,070) (892) - (2,952) (4,451) Beginning Closing Transfer to Transfer to Transfer of the Transfer of the Net increase / Stage 3 balance at Write off balance at Stage 1 Stage 2 Stage 1 Stage 2 (Reversal) 01/01/2018 12/31/2018 Individuals (8,787) - 145 (313) (3,258) 8,520 (4,724) (8,417) Credit card (3,288) - 29 (70) (1,309) 3,155 (1,507) (2,990) Personal loans (3,812) - 78 (153) (1,194) 3,724 (2,452) (3,809) Payroll loans (1,301) - 13 (82) (628) 1,336 (597) (1,259) Vehicles (316) - 16 (8) (113) 283 (150) (288) Mortgage loans (70) - 9 - (14) 22 (18) (71) Corporate (9,827) 85 147 (1) (193) 1,172 376 (8,241) Small and medium businesses (3,554) 4 195 (75) (430) 2,471 (1,474) (2,863) Foreign loans - Latin America (2,547) 45 405 (20) (406) 1,384 (1,467) (2,606) Total (24,715) 134 892 (409) (4,287) 13,547 (7,289) (22,127) Closing Beginning Net increase / Consolidated 3 Stages balance at Write off balance at (1) (Reversal) (2) 01/01/2018 12/31/2018 Individuals (14,830) 8,520 (8,115) (14,425) Credit card (6,684) 3,155 (2,548) (6,077) Personal loans (5,138) 3,724 (4,033) (5,447) Payroll loans (2,368) 1,336 (1,247) (2,279) Vehicles (547) 283 (259) (523) Mortgage loans (93) 22 (28) (99) Corporate (11,452) 1,172 913 (9,367) Small and medium businesses (5,404) 2,471 (1,599) (4,532) Foreign loans - Latin America (4,783) 1,384 (1,786) (5,185) Total (36,469) 13,547 (10,587) (33,509) (1) Change in macroeconomic scenarios used gave rise, in the fourth quarter, the recognition of a provision for Expected Loss in the amount of R$ 41. (2) Comprises Expected Loan Losses for Financial Guarantees Pledged R$ (1,191) (R$ (1,907) at 01/01/2018) and Commitments to be Released R$ (2,601) (R$ (3,015) at 01/01/2018). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 83

Reconciliation of expected loan losses for Loan operations and lease operations, segregated by stages: Beginning Closing Transfer to Transfer to Transfer of the Transfer of the Net increase / Stage 1 balance at Write off balance at Stage 2 Stage 3 Stage 2 Stage 3 (Reversal) 01/01/2017 12/31/2017 Individuals (3 ,352) 107 118 (220) (22) - (465) (3,834) Credit card (1,685) 50 21 (135) (6) - (380) (2,135) Personal loans (7 33) 29 56 (24) (9) - (78) (759) Payroll loans (7 87) 12 33 (40) (4) - (19) (805) Vehicles (1 35) 15 8 (16) (2) - 7 (123) Mortgage loans (12) 1 - (5) (1) - 5 (12) Corporate (6 16) 7 6 (104) (23) - 279 (451) Small and medium businesses (1 ,016) 51 29 (79) (6) - (128) (1,149) Foreign loans - Latin America (7 02) 97 31 (66) (50) - (323) (1,013) Total (5,686) 262 184 (469) (101) - (637) (6,447) Beginning Closing Transfer to Transfer to Transfer of the Transfer of the Net increase / Stage 2 balance at Write off balance at Stage 1 Stage 3 Stage 1 Stage 3 (Reversal) 01/01/2017 12/31/2017 Individuals (2 ,232) 220 721 (107) (112) - (699) (2,209) Credit card (1 ,145) 135 293 (50) (5) - (489) (1,261) Personal loans (6 62) 24 261 (29) (57) - (104) (567) Payroll loans (2 51) 40 121 (12) (27) - (133) (262) Vehicles (1 47) 16 43 (15) (14) - 9 (108) Mortgage loans (27) 5 3 (1) (9) - 18 (11) Corporate (1 ,501) 104 89 (7) (36) - 177 (1,174) Small and medium businesses (8 98) 79 182 (51) (153) - 140 (701) Foreign loans - Latin America (4 71) 66 124 (97) (55) - (790) (1,223) Total (5 ,102) 469 1,116 (262) (356) - (1,172) (5,307) Beginning Closing Transfer to Transfer to Transfer of the Transfer of the Net increase / Stage 3 balance at Write off balance at Stage 1 Stage 2 Stage 1 Stage 2 (Reversal) 01/01/2017 12/31/2017 Individuals (9 ,206) 22 112 (118) (721) 10,728 (9,604) (8,787) Credit card (2,863) 6 5 (21) (293) 3,891 (4,013) (3,288) Personal loans (4,643) 9 57 (56) (261) 5,190 (4,108) (3,812) Payroll loans (1 ,246) 4 27 (33) (121) 1,177 (1,109) (1,301) Vehicles (3 93) 2 14 (8) (43) 433 (321) (316) Mortgage loans (6 1) 1 9 - (3) 37 (53) (70) Corporate (8 ,972) 23 36 (6) (89) 956 (1,775) (9,827) Small and medium businesses (4 ,452) 6 153 (29) (182) 3,648 (2,698) (3,554) Foreign loans - Latin America (1,107) 50 55 (31) (124) 1,105 (2,495) (2,547) Total (23,737) 101 356 (184) (1,116) 16,437 (16,572) (24,715) Closing Beginning Net increase / Consolidated 3 Stages balance at Write off balance at (Reversal) (*) 01/01/2017 12/31/2017 Individuals (14,790) 10,728 (10,768) (14,830) Credit card (5,693) 3,891 (4,882) (6,684) Personal loans (6,038) 5,190 (4,290) (5,138) Payroll loans (2,284) 1,177 (1,261) (2,368) Vehicles (675) 433 (305) (547) Mortgage loans (100) 37 (30) (93) Corporate (11,089) 956 (1,319) (11,452) Small and medium businesses (6,366) 3,648 (2,686) (5,404) Foreign loans - Latin America (2,280) 1,105 (3,608) (4,783) Total (34,525) 16,437 (18,381) (36,469) (*) Comprises Expected Loan Losses for Financial Guarantees Pledged R$ (1,907) (R$ (1,580) at 01/01/2017) and Commitments to be Released R$ (3,015) (R$ (2,691) at 01/01/2017). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 84 Reconciliation of expected loan losses for Loan operations and lease operations, segregated by stages: Beginning Closing Transfer to Transfer to Transfer of the Transfer of the Net increase / Stage 1 balance at Write off balance at Stage 2 Stage 3 Stage 2 Stage 3 (Reversal) 01/01/2017 12/31/2017 Individuals (3 ,352) 107 118 (220) (22) - (465) (3,834) Credit card (1,685) 50 21 (135) (6) - (380) (2,135) Personal loans (7 33) 29 56 (24) (9) - (78) (759) Payroll loans (7 87) 12 33 (40) (4) - (19) (805) Vehicles (1 35) 15 8 (16) (2) - 7 (123) Mortgage loans (12) 1 - (5) (1) - 5 (12) Corporate (6 16) 7 6 (104) (23) - 279 (451) Small and medium businesses (1 ,016) 51 29 (79) (6) - (128) (1,149) Foreign loans - Latin America (7 02) 97 31 (66) (50) - (323) (1,013) Total (5,686) 262 184 (469) (101) - (637) (6,447) Beginning Closing Transfer to Transfer to Transfer of the Transfer of the Net increase / Stage 2 balance at Write off balance at Stage 1 Stage 3 Stage 1 Stage 3 (Reversal) 01/01/2017 12/31/2017 Individuals (2 ,232) 220 721 (107) (112) - (699) (2,209) Credit card (1 ,145) 135 293 (50) (5) - (489) (1,261) Personal loans (6 62) 24 261 (29) (57) - (104) (567) Payroll loans (2 51) 40 121 (12) (27) - (133) (262) Vehicles (1 47) 16 43 (15) (14) - 9 (108) Mortgage loans (27) 5 3 (1) (9) - 18 (11) Corporate (1 ,501) 104 89 (7) (36) - 177 (1,174) Small and medium businesses (8 98) 79 182 (51) (153) - 140 (701) Foreign loans - Latin America (4 71) 66 124 (97) (55) - (790) (1,223) Total (5 ,102) 469 1,116 (262) (356) - (1,172) (5,307) Beginning Closing Transfer to Transfer to Transfer of the Transfer of the Net increase / Stage 3 balance at Write off balance at Stage 1 Stage 2 Stage 1 Stage 2 (Reversal) 01/01/2017 12/31/2017 Individuals (9 ,206) 22 112 (118) (721) 10,728 (9,604) (8,787) Credit card (2,863) 6 5 (21) (293) 3,891 (4,013) (3,288) Personal loans (4,643) 9 57 (56) (261) 5,190 (4,108) (3,812) Payroll loans (1 ,246) 4 27 (33) (121) 1,177 (1,109) (1,301) Vehicles (3 93) 2 14 (8) (43) 433 (321) (316) Mortgage loans (6 1) 1 9 - (3) 37 (53) (70) Corporate (8 ,972) 23 36 (6) (89) 956 (1,775) (9,827) Small and medium businesses (4 ,452) 6 153 (29) (182) 3,648 (2,698) (3,554) Foreign loans - Latin America (1,107) 50 55 (31) (124) 1,105 (2,495) (2,547) Total (23,737) 101 356 (184) (1,116) 16,437 (16,572) (24,715) Closing Beginning Net increase / Consolidated 3 Stages balance at Write off balance at (Reversal) (*) 01/01/2017 12/31/2017 Individuals (14,790) 10,728 (10,768) (14,830) Credit card (5,693) 3,891 (4,882) (6,684) Personal loans (6,038) 5,190 (4,290) (5,138) Payroll loans (2,284) 1,177 (1,261) (2,368) Vehicles (675) 433 (305) (547) Mortgage loans (100) 37 (30) (93) Corporate (11,089) 956 (1,319) (11,452) Small and medium businesses (6,366) 3,648 (2,686) (5,404) Foreign loans - Latin America (2,280) 1,105 (3,608) (4,783) Total (34,525) 16,437 (18,381) (36,469) (*) Comprises Expected Loan Losses for Financial Guarantees Pledged R$ (1,907) (R$ (1,580) at 01/01/2017) and Commitments to be Released R$ (3,015) (R$ (2,691) at 01/01/2017). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 84

Reconciliation of expected loan losses for Loan operations and lease operations, segregated by stages: Beginning Closing Transfer to Transfer to Transfer of the Transfer of the Net increase / Stage 1 balance at Write off balance at Stage 2 Stage 3 Stage 2 Stage 3 (Reversal) 01/01/2016 12/31/2016 Individuals (4 ,035) 161 1,387 (188) (104) - (573) (3,352) Credit card (2 ,096) 32 761 (37) (4) - (341) (1,685) Personal loans (8 86) 76 337 (82) (66) - (112) (733) Payroll loans (8 11) 38 221 (21) (15) - (199) (787) Vehicles (2 30) 15 67 (40) (13) - 66 (135) Mortgage loans (12) - 1 (8) (6) - 13 (12) Corporate (2 ,826) 136 355 (172) - - 1 ,891 (616) Small and medium businesses (2 ,033) 115 603 (170) (121) - 590 (1,016) Foreign loans - Latin America (4 38) 6 254 (108) (7) - (409) (702) Total (9 ,332) 418 2,599 (638) (232) - 1 ,499 (5,686) Beginning Closing Transfer to Transfer to Transfer of the Transfer of the Net increase / Stage 2 balance at Write off balance at Stage 1 Stage 3 Stage 1 Stage 3 (Reversal) 01/01/2016 12/31/2016 Individuals (1,907) 188 860 (161) (6,528) - 5 ,316 (2,232) Credit card (7 97) 37 418 (32) (2,403) - 1 ,632 (1,145) Personal loans (7 18) 82 329 (76) (2,881) - 2 ,602 (662) Payroll loans (2 21) 21 54 (38) (913) - 846 (251) Vehicles (155) 40 55 (15) (309) - 237 (147) Mortgage loans (1 6) 8 4 - (22) - (1) (27) Corporate (2,078) 172 684 (136) (1,558) - 1 ,415 (1,501) Small and medium businesses (7 21) 170 287 (115) (3,037) - 2 ,518 (898) Foreign loans - Latin America (2 81) 108 92 (6) (190) - (194) (471) Total (4,987) 638 1,923 (418) (11,313) - 9 ,055 (5,102) Beginning Closing Transfer to Transfer to Transfer of the Transfer of the Net increase / Stage 3 balance at Write off balance at Stage 1 Stage 2 Stage 1 Stage 2 (Reversal) 01/01/2016 12/31/2016 Individuals (9 ,697) 103 6,528 (1,387) (860) 12,103 (15,996) (9,206) Credit card (3,158) 4 2,403 (761) (418) 4,641 (5,574) (2,863) Personal loans (4 ,850) 66 2,881 (337) (329) 5,592 (7,666) (4,643) Payroll loans (1 ,074) 15 913 (221) (54) 1,151 (1,976) (1,246) Vehicles (5 65) 13 309 (67) (55) 671 (699) (393) Mortgage loans (5 0) 5 22 (1) (4) 48 (81) (61) Corporate (3 ,155) - 1,558 (355) (684) 2,995 (9,331) (8,972) Small and medium businesses (4,462) 121 3,037 (603) (287) 3,862 (6,120) (4,452) Foreign loans - Latin America (4 00) 7 190 (254) (92) 1,014 (1,572) (1,107) Total (1 7,714) 231 11,313 (2,599) (1,923) 19,974 (33,019) (23,737) Closing Beginning Net increase / Consolidated 3 Stages balance at Write off balance at (Reversal) (*) 01/01/2016 12/31/2016 Individuals (15,639) 12,103 (11,254) (14,790) Credit card (6,051) 4,641 (4,283) (5,693) Personal loans (6,454) 5,592 (5,176) (6,038) Payroll loans (2,106) 1,151 (1,329) (2,284) Vehicles (950) 671 (396) (675) Mortgage loans (78) 48 (70) (100) Corporate (8,059) 2,995 (6,025) (11,089) Small and medium businesses (7,216) 3,862 (3,012) (6,366) Foreign loans - Latin America (1,119) 1,014 (2,175) (2,280) Total (32,033) 19,974 (22,466) (34,525) (*) Comprises Expected Loan Losses for Financial Guarantees Pledged R$ (1,580) and Commitments to be Released R$ (2,691). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 85 Reconciliation of expected loan losses for Loan operations and lease operations, segregated by stages: Beginning Closing Transfer to Transfer to Transfer of the Transfer of the Net increase / Stage 1 balance at Write off balance at Stage 2 Stage 3 Stage 2 Stage 3 (Reversal) 01/01/2016 12/31/2016 Individuals (4 ,035) 161 1,387 (188) (104) - (573) (3,352) Credit card (2 ,096) 32 761 (37) (4) - (341) (1,685) Personal loans (8 86) 76 337 (82) (66) - (112) (733) Payroll loans (8 11) 38 221 (21) (15) - (199) (787) Vehicles (2 30) 15 67 (40) (13) - 66 (135) Mortgage loans (12) - 1 (8) (6) - 13 (12) Corporate (2 ,826) 136 355 (172) - - 1 ,891 (616) Small and medium businesses (2 ,033) 115 603 (170) (121) - 590 (1,016) Foreign loans - Latin America (4 38) 6 254 (108) (7) - (409) (702) Total (9 ,332) 418 2,599 (638) (232) - 1 ,499 (5,686) Beginning Closing Transfer to Transfer to Transfer of the Transfer of the Net increase / Stage 2 balance at Write off balance at Stage 1 Stage 3 Stage 1 Stage 3 (Reversal) 01/01/2016 12/31/2016 Individuals (1,907) 188 860 (161) (6,528) - 5 ,316 (2,232) Credit card (7 97) 37 418 (32) (2,403) - 1 ,632 (1,145) Personal loans (7 18) 82 329 (76) (2,881) - 2 ,602 (662) Payroll loans (2 21) 21 54 (38) (913) - 846 (251) Vehicles (155) 40 55 (15) (309) - 237 (147) Mortgage loans (1 6) 8 4 - (22) - (1) (27) Corporate (2,078) 172 684 (136) (1,558) - 1 ,415 (1,501) Small and medium businesses (7 21) 170 287 (115) (3,037) - 2 ,518 (898) Foreign loans - Latin America (2 81) 108 92 (6) (190) - (194) (471) Total (4,987) 638 1,923 (418) (11,313) - 9 ,055 (5,102) Beginning Closing Transfer to Transfer to Transfer of the Transfer of the Net increase / Stage 3 balance at Write off balance at Stage 1 Stage 2 Stage 1 Stage 2 (Reversal) 01/01/2016 12/31/2016 Individuals (9 ,697) 103 6,528 (1,387) (860) 12,103 (15,996) (9,206) Credit card (3,158) 4 2,403 (761) (418) 4,641 (5,574) (2,863) Personal loans (4 ,850) 66 2,881 (337) (329) 5,592 (7,666) (4,643) Payroll loans (1 ,074) 15 913 (221) (54) 1,151 (1,976) (1,246) Vehicles (5 65) 13 309 (67) (55) 671 (699) (393) Mortgage loans (5 0) 5 22 (1) (4) 48 (81) (61) Corporate (3 ,155) - 1,558 (355) (684) 2,995 (9,331) (8,972) Small and medium businesses (4,462) 121 3,037 (603) (287) 3,862 (6,120) (4,452) Foreign loans - Latin America (4 00) 7 190 (254) (92) 1,014 (1,572) (1,107) Total (1 7,714) 231 11,313 (2,599) (1,923) 19,974 (33,019) (23,737) Closing Beginning Net increase / Consolidated 3 Stages balance at Write off balance at (Reversal) (*) 01/01/2016 12/31/2016 Individuals (15,639) 12,103 (11,254) (14,790) Credit card (6,051) 4,641 (4,283) (5,693) Personal loans (6,454) 5,592 (5,176) (6,038) Payroll loans (2,106) 1,151 (1,329) (2,284) Vehicles (950) 671 (396) (675) Mortgage loans (78) 48 (70) (100) Corporate (8,059) 2,995 (6,025) (11,089) Small and medium businesses (7,216) 3,862 (3,012) (6,366) Foreign loans - Latin America (1,119) 1,014 (2,175) (2,280) Total (32,033) 19,974 (22,466) (34,525) (*) Comprises Expected Loan Losses for Financial Guarantees Pledged R$ (1,580) and Commitments to be Released R$ (2,691). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 85

0 d) Present value of lease operations (as lessor) Below is the analysis of the present value of the future minimum payments receivable from Finance Leases by maturity: The portfolio is composed of lease of vehicles, machines, equipment and real estate contracted in by individuals and legal entities in Brazil and abroad: 12/31/2018 Minimum future Future financial Present payments income value Current 2,007 (708) 1,299 Up to 1 year 2,007 (708) 1,299 Non-current 8,518 (2,265) 6,253 From 1 to 5 years 4,390 (2,038) 2,352 Over 5 years 4,128 (227) 3,901 Total 10,525 (2,973) 7,552 12/31/2017 Minimum future Future financial Present payments income value Current 3,292 (1,898) 1,394 3,292 Up to 1 year (1,898) 1,394 Non-current 9,223 (2,859) 6,364 From 1 to 5 years 5,334 (2,803) 2,531 Over 5 years 3,889 (56) 3,833 Total 12,515 (4,757) 7,758 The allowance for loan and lease losses related to the lease portfolio amounts to: R$ 243 (R$ 322 at 12/31/2017). e) Operations of sale or transfers and acquisition of financial assets ITAÚ UNIBANCO HOLDING carried out operations of sale or transfer of financial assets in which there was retention of credit risks of financial assets transferred through co-obligation covenants. Thus, such credits continued recorded in the Consolidated Balance Sheet and are represented as follows: 12/31/2018 12/31/2017 (*) (*) Assets Assets Liabilities Liabilities Nature of operation Book Book Book Book Fair value Fair value Fair value Fair value value value value value Mortgage loan 1,941 1,925 1,939 1,920 2,460 2,405 2,453 2,390 Working capital 2,140 2,140 2,128 2,128 2,651 2,651 2,570 2,570 Other - - 4 4 - - 6 6 Total 4,081 4,065 4,071 4,052 5,111 5,056 5,029 4,966 (*) Under Interbank Market Debt. Operations of transfers of financial assets with no retention of risks and benefits generated impact on the result of R$ 372 in the period from January 1 to december 31, 2018 (R$ 393 from January 1 to December 31, 2017), net of the Allowance for Loan Losses. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 86 0 d) Present value of lease operations (as lessor) Below is the analysis of the present value of the future minimum payments receivable from Finance Leases by maturity: The portfolio is composed of lease of vehicles, machines, equipment and real estate contracted in by individuals and legal entities in Brazil and abroad: 12/31/2018 Minimum future Future financial Present payments income value Current 2,007 (708) 1,299 Up to 1 year 2,007 (708) 1,299 Non-current 8,518 (2,265) 6,253 From 1 to 5 years 4,390 (2,038) 2,352 Over 5 years 4,128 (227) 3,901 Total 10,525 (2,973) 7,552 12/31/2017 Minimum future Future financial Present payments income value Current 3,292 (1,898) 1,394 3,292 Up to 1 year (1,898) 1,394 Non-current 9,223 (2,859) 6,364 From 1 to 5 years 5,334 (2,803) 2,531 Over 5 years 3,889 (56) 3,833 Total 12,515 (4,757) 7,758 The allowance for loan and lease losses related to the lease portfolio amounts to: R$ 243 (R$ 322 at 12/31/2017). e) Operations of sale or transfers and acquisition of financial assets ITAÚ UNIBANCO HOLDING carried out operations of sale or transfer of financial assets in which there was retention of credit risks of financial assets transferred through co-obligation covenants. Thus, such credits continued recorded in the Consolidated Balance Sheet and are represented as follows: 12/31/2018 12/31/2017 (*) (*) Assets Assets Liabilities Liabilities Nature of operation Book Book Book Book Fair value Fair value Fair value Fair value value value value value Mortgage loan 1,941 1,925 1,939 1,920 2,460 2,405 2,453 2,390 Working capital 2,140 2,140 2,128 2,128 2,651 2,651 2,570 2,570 Other - - 4 4 - - 6 6 Total 4,081 4,065 4,071 4,052 5,111 5,056 5,029 4,966 (*) Under Interbank Market Debt. Operations of transfers of financial assets with no retention of risks and benefits generated impact on the result of R$ 372 in the period from January 1 to december 31, 2018 (R$ 393 from January 1 to December 31, 2017), net of the Allowance for Loan Losses. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 86

Note 11 - Investments in subsidiaries and jointly controlling entities a) The following table shows the main investments of ITAÚ UNIBANCO HOLDING: 12/31/2018 Equity in Other comprehensive Total comprehensive Investment earnings income results Associates (a) 11,802 798 - 798 Joint-Controlled Entities (b) 217 (51) - (51) Total 12,019 747 - 747 01/01 to 12/31/2017 12/31/2016 Equity in Other comprehensive Total comprehensive Equity in Investment earnings income results earnings Associates (a) 4,851 578 (102) 476 557 Joint-Controlled Entities (b) 204 (28) - (28) (29) Total 5,055 550 (102) 448 528 (a) At 12/31/2018, includes interest in total capital and voting capital of the following companies: XP Investimentos S.A. (49.90% total capital and 30.06% voting capital); Porto Seguro Itaú Unibanco Participações S.A. (42.93% total and voting capital; 42.93% at 12/31/2017); BSF Holding S.A. (49% total and voting capital; 49% at 12/31/2017); IRB-Brasil Resseguros S.A. (11,20% total capital and 11.20% voting capital; 11,20% total capital and 11.20% voting capital at 12/31/2017); Gestora de Inteligência de Crédito S.A (20% total and voting capital; 20% at 12/31/2017), Compañia Uruguaya de Medios de Procesamiento S.A. (35.83% total and voting capital; 35.83% at 12/31/2017); Rias Redbanc S.A. (25% total and voting capital; 25% at 12/31/2017); Kinea Private Equity Investimentos S.A. (80% total capital and 40% voting capital; 80% total capital and 49% voting capital at 12/31/2017) and Tecnologia Bancária S.A. (28.95% total and voting capital; and 28.95% at 12/31/2017). (b) At 12/31/2018, includes interest in total and voting capital of the following companies: Olimpia Promoção e Serviços S.A. (50% total and voting capital; 50% at 12/31/2017); ConectCar Soluções de Mobilidade Eletrônica S.A. (50% total and voting capital; 50% at 12/31/2017) and includes result not arising from controlled companies' net income. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 87 Note 11 - Investments in subsidiaries and jointly controlling entities a) The following table shows the main investments of ITAÚ UNIBANCO HOLDING: 12/31/2018 Equity in Other comprehensive Total comprehensive Investment earnings income results Associates (a) 11,802 798 - 798 Joint-Controlled Entities (b) 217 (51) - (51) Total 12,019 747 - 747 01/01 to 12/31/2017 12/31/2016 Equity in Other comprehensive Total comprehensive Equity in Investment earnings income results earnings Associates (a) 4,851 578 (102) 476 557 Joint-Controlled Entities (b) 204 (28) - (28) (29) Total 5,055 550 (102) 448 528 (a) At 12/31/2018, includes interest in total capital and voting capital of the following companies: XP Investimentos S.A. (49.90% total capital and 30.06% voting capital); Porto Seguro Itaú Unibanco Participações S.A. (42.93% total and voting capital; 42.93% at 12/31/2017); BSF Holding S.A. (49% total and voting capital; 49% at 12/31/2017); IRB-Brasil Resseguros S.A. (11,20% total capital and 11.20% voting capital; 11,20% total capital and 11.20% voting capital at 12/31/2017); Gestora de Inteligência de Crédito S.A (20% total and voting capital; 20% at 12/31/2017), Compañia Uruguaya de Medios de Procesamiento S.A. (35.83% total and voting capital; 35.83% at 12/31/2017); Rias Redbanc S.A. (25% total and voting capital; 25% at 12/31/2017); Kinea Private Equity Investimentos S.A. (80% total capital and 40% voting capital; 80% total capital and 49% voting capital at 12/31/2017) and Tecnologia Bancária S.A. (28.95% total and voting capital; and 28.95% at 12/31/2017). (b) At 12/31/2018, includes interest in total and voting capital of the following companies: Olimpia Promoção e Serviços S.A. (50% total and voting capital; 50% at 12/31/2017); ConectCar Soluções de Mobilidade Eletrônica S.A. (50% total and voting capital; 50% at 12/31/2017) and includes result not arising from controlled companies' net income. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 87

Note 12 – Lease commitments - As Lessee a) Finance lease ITAÚ UNIBANCO HOLDING is the lessee in finance lease contracts of data processing equipment, with the option of purchase or extension, without contingent rental payments or imposed restrictions. The net carrying amount of these assets is R$ 16 (R$ 4 at 12/31/2017). The table below shows the total future minimum payments: 12/31/2018 12/31/2017 Current 6 4 Up to 1 year 6 4 Non-current 10 - From 1 to 5 years 10 - Total future minimum payments 16 4 Present value 16 4 b) Operating leases ITAÚ UNIBANCO HOLDING leases many properties, for use in its operations, under standard real estate leases that normally can be cancelled at its option and include renewal options and escalations clauses. No lease agreement imposes any restriction on our ability to pay dividends, enter into further lease agreements or engage in debt or equity financing transactions, and there is no contingent payments related to the agreements. The expenses related to operating lease agreements recognized under General and administrative expenses total R$ (1,566) from 01/01 to 12/31/2018 (R$ (1,134) from 01/01 to 12/31/2017 and R$ (1,145) from 01/01 to 12/31/2016). ITAÚ UNIBANCO HOLDING has no relevant sublease contracts. Minimum payments of initiated and remaining lease agreements with non-cancelable clauses are as follows: 12/31/2018 12/31/2017 Current 774 1 ,113 Up to 1 year 774 1,113 Non-current 4,663 4,310 From 1 to 5 years 3,894 3,927 Over 5 years 769 383 Total future minimum payments 5,437 5,423 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 88 Note 12 – Lease commitments - As Lessee a) Finance lease ITAÚ UNIBANCO HOLDING is the lessee in finance lease contracts of data processing equipment, with the option of purchase or extension, without contingent rental payments or imposed restrictions. The net carrying amount of these assets is R$ 16 (R$ 4 at 12/31/2017). The table below shows the total future minimum payments: 12/31/2018 12/31/2017 Current 6 4 Up to 1 year 6 4 Non-current 10 - From 1 to 5 years 10 - Total future minimum payments 16 4 Present value 16 4 b) Operating leases ITAÚ UNIBANCO HOLDING leases many properties, for use in its operations, under standard real estate leases that normally can be cancelled at its option and include renewal options and escalations clauses. No lease agreement imposes any restriction on our ability to pay dividends, enter into further lease agreements or engage in debt or equity financing transactions, and there is no contingent payments related to the agreements. The expenses related to operating lease agreements recognized under General and administrative expenses total R$ (1,566) from 01/01 to 12/31/2018 (R$ (1,134) from 01/01 to 12/31/2017 and R$ (1,145) from 01/01 to 12/31/2016). ITAÚ UNIBANCO HOLDING has no relevant sublease contracts. Minimum payments of initiated and remaining lease agreements with non-cancelable clauses are as follows: 12/31/2018 12/31/2017 Current 774 1 ,113 Up to 1 year 774 1,113 Non-current 4,663 4,310 From 1 to 5 years 3,894 3,927 Over 5 years 769 383 Total future minimum payments 5,437 5,423 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 88

Note 13 - Fixed assets (2) (2) Real estate in use Other fixed assets Fixed assets Other (1) Fixed Assets under Furniture and (communication, Total (3) Land Buildings Improvements Installations EDP systems construction equipment security and transportation) Annual depreciation rates 4% 10% 10 to 20% 10 to 20% 20 to 50% 10 to 20% Cost Balance at 01/01/2018 367 1,044 3,107 2,204 1,955 1,152 8,679 1,148 19,656 Acquisitions 474 - - 35 22 59 764 129 1,483 Disposal - (13) (103) (45) (13) (16) (264) (30) (484) Exchange variation 3 6 (2) 42 (8) (5) (12) 4 28 Transfers (289) - 66 122 39 - 62 - - (5) Other 1 47 43 129 (7) 19 99 2 333 Balance at 12/31/2018 556 1,084 3,111 2,487 1,988 1,209 9,328 1,253 21,016 Depreciation Balance at 01/01/2018 - - (1,893) (1,375) (1,151) (715) (6,411) (752) (12,297) Accumulated depreciation - - (80) (183) (155) (97) (909) (121) (1,545) Disposal - - 24 32 5 11 236 29 337 Exchange variation - - 14 (24) 12 20 (5) (3) 14 (5) Other - - 6 (120) (1) (53) (39) (16) (223) Balance at 12/31/2018 - - (1,929) (1,670) (1,290) (834) (7,128) (863) (13,714) Book value (4) Balance at 12/31/2018 556 1,084 1,182 817 698 375 2,200 390 7,302 (1) The contractual commitments for purchase of the fixed assets totaled R$ 41 achievable by 2019 (Note 32 - Off balance sheet). (2) Includes the amount of R$ 3 related to attached real estate. (3) Includes lease contracts, mainly related to data processing equipment, which are accounted for as lease operations. The asset and the liability are recognized in the Financial Statements. (4) During de period, there was no impairment of assets recorded in Fixed assets. (5) Includes the total amount of R$ 209 related to the hyperinflationary adjustment for Argentina. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 89 Note 13 - Fixed assets (2) (2) Real estate in use Other fixed assets Fixed assets Other (1) Fixed Assets under Furniture and (communication, Total (3) Land Buildings Improvements Installations EDP systems construction equipment security and transportation) Annual depreciation rates 4% 10% 10 to 20% 10 to 20% 20 to 50% 10 to 20% Cost Balance at 01/01/2018 367 1,044 3,107 2,204 1,955 1,152 8,679 1,148 19,656 Acquisitions 474 - - 35 22 59 764 129 1,483 Disposal - (13) (103) (45) (13) (16) (264) (30) (484) Exchange variation 3 6 (2) 42 (8) (5) (12) 4 28 Transfers (289) - 66 122 39 - 62 - - (5) Other 1 47 43 129 (7) 19 99 2 333 Balance at 12/31/2018 556 1,084 3,111 2,487 1,988 1,209 9,328 1,253 21,016 Depreciation Balance at 01/01/2018 - - (1,893) (1,375) (1,151) (715) (6,411) (752) (12,297) Accumulated depreciation - - (80) (183) (155) (97) (909) (121) (1,545) Disposal - - 24 32 5 11 236 29 337 Exchange variation - - 14 (24) 12 20 (5) (3) 14 (5) Other - - 6 (120) (1) (53) (39) (16) (223) Balance at 12/31/2018 - - (1,929) (1,670) (1,290) (834) (7,128) (863) (13,714) Book value (4) Balance at 12/31/2018 556 1,084 1,182 817 698 375 2,200 390 7,302 (1) The contractual commitments for purchase of the fixed assets totaled R$ 41 achievable by 2019 (Note 32 - Off balance sheet). (2) Includes the amount of R$ 3 related to attached real estate. (3) Includes lease contracts, mainly related to data processing equipment, which are accounted for as lease operations. The asset and the liability are recognized in the Financial Statements. (4) During de period, there was no impairment of assets recorded in Fixed assets. (5) Includes the total amount of R$ 209 related to the hyperinflationary adjustment for Argentina. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 89

(2) (2) Real estate in use Other fixed assets Fixed assets Other (1) under Total Fixed assets Furniture and (communication, (3) Land Buildings Improvements Installations EDP systems construction equipment security and transportation) Annual depreciation rates 4% 10% 10 to 20% 10 to 20% 20 to 50% 10 to 20% Cost Balance at 01/01/2017 387 1,047 3,099 1,857 1,901 1,205 8,543 1,075 19,114 Acquisitions 302 - - 147 7 111 294 82 943 Disposal - (1) (69) (46) (1) (14) (313) (20) (464) Exchange variation - 4 5 37 15 (12) 5 1 55 Transfers (320) - 86 122 26 - 86 - - Other (2) (6) (14) 87 7 (138) 64 10 8 Balance at 12/31/2017 367 1,044 3,107 2,204 1,955 1,152 8,679 1,148 19,656 Depreciation Balance at 01/01/2017 - - (1,840) (1,114) (986) (674) (5,804) (654) (11,072) Accumulated depreciation - - (80) (211) (154) (104) (910) (105) (1,564) Disposal - - 16 29 - 6 283 19 353 Exchange variation - - - (12) 10 28 (16) (4) 6 Other - - 11 (67) (21) 29 36 (8) (20) Balance at 12/31/2017 - - (1,893) (1,375) (1,151) (715) (6,411) (752) (12,297) Book value (4) Balance at 12/31/2017 367 1,044 1,214 829 804 437 2,268 396 7,359 (1) The contractual commitments for purchase of the fixed assets totaled R$ 181 achievable by 2019 (Note 32 - Off balance sheet). (2) Includes the amount of R$ 3 related to attached real estate. (3) Includes lease contracts, mainly related to data processing equipment, which are accounted for as lease operations. The asset and the liability are recognized in the Financial Statements. (4) During de period, there was no impairment of assets recorded in Fixed assets. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 90 (2) (2) Real estate in use Other fixed assets Fixed assets Other (1) under Total Fixed assets Furniture and (communication, (3) Land Buildings Improvements Installations EDP systems construction equipment security and transportation) Annual depreciation rates 4% 10% 10 to 20% 10 to 20% 20 to 50% 10 to 20% Cost Balance at 01/01/2017 387 1,047 3,099 1,857 1,901 1,205 8,543 1,075 19,114 Acquisitions 302 - - 147 7 111 294 82 943 Disposal - (1) (69) (46) (1) (14) (313) (20) (464) Exchange variation - 4 5 37 15 (12) 5 1 55 Transfers (320) - 86 122 26 - 86 - - Other (2) (6) (14) 87 7 (138) 64 10 8 Balance at 12/31/2017 367 1,044 3,107 2,204 1,955 1,152 8,679 1,148 19,656 Depreciation Balance at 01/01/2017 - - (1,840) (1,114) (986) (674) (5,804) (654) (11,072) Accumulated depreciation - - (80) (211) (154) (104) (910) (105) (1,564) Disposal - - 16 29 - 6 283 19 353 Exchange variation - - - (12) 10 28 (16) (4) 6 Other - - 11 (67) (21) 29 36 (8) (20) Balance at 12/31/2017 - - (1,893) (1,375) (1,151) (715) (6,411) (752) (12,297) Book value (4) Balance at 12/31/2017 367 1,044 1,214 829 804 437 2,268 396 7,359 (1) The contractual commitments for purchase of the fixed assets totaled R$ 181 achievable by 2019 (Note 32 - Off balance sheet). (2) Includes the amount of R$ 3 related to attached real estate. (3) Includes lease contracts, mainly related to data processing equipment, which are accounted for as lease operations. The asset and the liability are recognized in the Financial Statements. (4) During de period, there was no impairment of assets recorded in Fixed assets. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 90

(2) (2) Real estate in use Other fixed assets Fixed assets Other (1) under Total Fixed assets Furniture and (communication, (3) Land Buildings Improvements Installations EDP systems construction equipment security and transportation) Annual depreciation rates 4% 10% 10 to 20% 10 to 20% 20 to 50% 10 to 20% Cost Balance at 01/01/2016 792 1,008 3,026 1,673 1,801 975 8,217 858 18,350 Acquisitions 341 57 70 137 47 309 246 223 1,430 Disposal - (4) (13) (56) (15) (8) (449) (6) (551) Exchange variation (2) (15) (11) (22) (3) (67) 151 3 34 Transfers (738) - 27 125 - 1 515 4 (66) Other (6) 1 - - 71 (5) (137) (7) (83) Balance at 12/31/2016 387 1,047 3,099 1,857 1,901 1,205 8,543 1,075 19,114 Depreciation Balance at 01/01/2016 - - (1,764) (930) (841) (579) (5,138) (557) (9,809) Accumulated depreciation - - (80) (245) (142) (102) (1,038) (95) (1,702) Disposal - - 11 53 6 5 377 4 456 Exchange variation - - (8) 8 9 (1) (101) (8) (101) Other - - 1 - (18) 3 96 2 84 Balance at 12/31/2016 - - (1,840) (1,114) (986) (674) (5,804) (654) (11,072) Book value (4) Balance at 12/31/2016 387 1,047 1,259 743 915 531 2,739 421 8,042 (1) The contractual commitments for purchase of the fixed assets totaled R$ 48, achievable by 2017 (Note 32 - Off balance sheet). (2) Includes the amount of R$ 4 related to attached real estate. (3) Includes lease contracts, mainly related to data processing equipment, which are accounted for as lease operations. The asset and the liability are recognized in the Financial Statements. (4) During de period, there was no impairment of assets recorded in Fixed assets. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 91 (2) (2) Real estate in use Other fixed assets Fixed assets Other (1) under Total Fixed assets Furniture and (communication, (3) Land Buildings Improvements Installations EDP systems construction equipment security and transportation) Annual depreciation rates 4% 10% 10 to 20% 10 to 20% 20 to 50% 10 to 20% Cost Balance at 01/01/2016 792 1,008 3,026 1,673 1,801 975 8,217 858 18,350 Acquisitions 341 57 70 137 47 309 246 223 1,430 Disposal - (4) (13) (56) (15) (8) (449) (6) (551) Exchange variation (2) (15) (11) (22) (3) (67) 151 3 34 Transfers (738) - 27 125 - 1 515 4 (66) Other (6) 1 - - 71 (5) (137) (7) (83) Balance at 12/31/2016 387 1,047 3,099 1,857 1,901 1,205 8,543 1,075 19,114 Depreciation Balance at 01/01/2016 - - (1,764) (930) (841) (579) (5,138) (557) (9,809) Accumulated depreciation - - (80) (245) (142) (102) (1,038) (95) (1,702) Disposal - - 11 53 6 5 377 4 456 Exchange variation - - (8) 8 9 (1) (101) (8) (101) Other - - 1 - (18) 3 96 2 84 Balance at 12/31/2016 - - (1,840) (1,114) (986) (674) (5,804) (654) (11,072) Book value (4) Balance at 12/31/2016 387 1,047 1,259 743 915 531 2,739 421 8,042 (1) The contractual commitments for purchase of the fixed assets totaled R$ 48, achievable by 2017 (Note 32 - Off balance sheet). (2) Includes the amount of R$ 4 related to attached real estate. (3) Includes lease contracts, mainly related to data processing equipment, which are accounted for as lease operations. The asset and the liability are recognized in the Financial Statements. (4) During de period, there was no impairment of assets recorded in Fixed assets. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 91

Note 14 - Goodwill and Intangible assets (2) Intangible assets Association for the (1) Goodwill Total promotion and offer Internally developed Other intangible Software Acquired (3) of financial products software assets and services Annual amortization rates Up to 20% 8% 20% 20% 10 to 20% Cost Balance at 01/01/2018 11,162 2,452 4,571 4,353 2,161 24,699 Acquisitions 8 1 646 318 408 1,381 Terminated agreements/ write-off - (27) (312) (189) (210) (738) Exchange variation 560 47 205 - (4) 808 (5) Other (266) 56 137 47 5 (21) Balance at 12/31/2018 11,464 2,529 5,247 4,529 2,360 26,129 Amortization Balance at 01/01/2018 (23) (647) (1,998) (1,267) (984) (4,919) (4) Amortization expense (245) (223) (596) (697) (261) (2,022) Terminated agreements/ write-off - 27 312 154 210 703 Exchange variation (34) (141) (152) - 16 (311) (5) Other 276 117 (67) (13) 4 317 Balance at 12/31/2018 (26) (867) (2,501) (1,823) (1,015) (6,232) Impairment (Note 2.4h) Balance at 01/01/2018 - - (54) (343) - (397) Increase - - (167) - - (167) Exchange variation - - (4) - - (4) Balance at 12/31/2018 - - (225) (343) - (568) Book value Balance at 12/31/2018 11,438 1,662 2,521 2,363 1,345 19,329 (1) Includes goodwill on acquisitio in the amount of R$ 425 (R$ 423 at 12/31/2017); (2) The contractual commitments for the purchase of the new intangible assets totaled R$ 637 achievable by 2020; (3) Includes of amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits and similar benefits; (4) Amortization expenses related to the rights for acquisition of payrolls and associations, in the amount of R$ (452) (R$ (487) from 01/01 to 12/31/2017) are disclosed in the General and administrative expenses. (5) Includes the total amount of R$ 31 related to the hyperinflationary adjustment for Argentina. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 92 Note 14 - Goodwill and Intangible assets (2) Intangible assets Association for the (1) Goodwill Total promotion and offer Internally developed Other intangible Software Acquired (3) of financial products software assets and services Annual amortization rates Up to 20% 8% 20% 20% 10 to 20% Cost Balance at 01/01/2018 11,162 2,452 4,571 4,353 2,161 24,699 Acquisitions 8 1 646 318 408 1,381 Terminated agreements/ write-off - (27) (312) (189) (210) (738) Exchange variation 560 47 205 - (4) 808 (5) Other (266) 56 137 47 5 (21) Balance at 12/31/2018 11,464 2,529 5,247 4,529 2,360 26,129 Amortization Balance at 01/01/2018 (23) (647) (1,998) (1,267) (984) (4,919) (4) Amortization expense (245) (223) (596) (697) (261) (2,022) Terminated agreements/ write-off - 27 312 154 210 703 Exchange variation (34) (141) (152) - 16 (311) (5) Other 276 117 (67) (13) 4 317 Balance at 12/31/2018 (26) (867) (2,501) (1,823) (1,015) (6,232) Impairment (Note 2.4h) Balance at 01/01/2018 - - (54) (343) - (397) Increase - - (167) - - (167) Exchange variation - - (4) - - (4) Balance at 12/31/2018 - - (225) (343) - (568) Book value Balance at 12/31/2018 11,438 1,662 2,521 2,363 1,345 19,329 (1) Includes goodwill on acquisitio in the amount of R$ 425 (R$ 423 at 12/31/2017); (2) The contractual commitments for the purchase of the new intangible assets totaled R$ 637 achievable by 2020; (3) Includes of amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits and similar benefits; (4) Amortization expenses related to the rights for acquisition of payrolls and associations, in the amount of R$ (452) (R$ (487) from 01/01 to 12/31/2017) are disclosed in the General and administrative expenses. (5) Includes the total amount of R$ 31 related to the hyperinflationary adjustment for Argentina. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 92

(2) Intangible assets Association for the (1) Total Goodwill Other intangible promotion and offer Internally developed Software Acquired (3) of financial products software assets and services Annual amortization rates Up to 20% 8% 20% 20% 10 to 20% Cost Balance at 01/01/2017 9,694 1,748 3,840 3,525 2,112 20,919 Acquisitions 634 18 1,206 350 345 2,553 Terminated agreements / write-off (22) (16) - (1) (329) (368) Exchange variation 1,305 25 (77) - 34 1,287 Other (449) 677 (398) 479 (1) 308 Balance at 12/31/2017 11,162 2,452 4,571 4,353 2,161 24,699 Amortization Balance at 01/01/2017 166 (376) (1,701) (532) (1,012) (3,455) (4) Amortization expense (147) (273) (495) (446) (244) (1,605) Terminated agreements / write-off 22 16 - (6) 310 342 Exchange variation (109) (17) 79 - (27) (74) Other 45 3 119 (283) (11) (127) Balance at 12/31/2017 (23) (647) (1,998) (1,267) (984) (4,919) Impairment (Note 2.4h) Balance at 01/01/2017 - - (54) (335) (19) (408) Incresase - - - (14) - (14) Exchange variation - - - 6 19 25 Balance at 12/31/2017 - - (54) (343) - (397) Book value Balance at 12/31/2017 11,139 1,805 2,519 2,743 1,177 19,383 (1) Includes goodwill on acquisitio in the amount of R$ 423 (R$ 184 at 12/31/2016); (2) The contractual commitments for the purchase of the new intangible assets totaled R$ 984 achievable by 2020; (3) Includes of amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits and similar benefits; (4) Amortization expenses related to the rights for acquisition of payrolls and associations, in the amount of R$ (487) (R$ (524) from 01/01 to 12/31/2016) are disclosed in the General and administrative expenses. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 93 (2) Intangible assets Association for the (1) Total Goodwill Other intangible promotion and offer Internally developed Software Acquired (3) of financial products software assets and services Annual amortization rates Up to 20% 8% 20% 20% 10 to 20% Cost Balance at 01/01/2017 9,694 1,748 3,840 3,525 2,112 20,919 Acquisitions 634 18 1,206 350 345 2,553 Terminated agreements / write-off (22) (16) - (1) (329) (368) Exchange variation 1,305 25 (77) - 34 1,287 Other (449) 677 (398) 479 (1) 308 Balance at 12/31/2017 11,162 2,452 4,571 4,353 2,161 24,699 Amortization Balance at 01/01/2017 166 (376) (1,701) (532) (1,012) (3,455) (4) Amortization expense (147) (273) (495) (446) (244) (1,605) Terminated agreements / write-off 22 16 - (6) 310 342 Exchange variation (109) (17) 79 - (27) (74) Other 45 3 119 (283) (11) (127) Balance at 12/31/2017 (23) (647) (1,998) (1,267) (984) (4,919) Impairment (Note 2.4h) Balance at 01/01/2017 - - (54) (335) (19) (408) Incresase - - - (14) - (14) Exchange variation - - - 6 19 25 Balance at 12/31/2017 - - (54) (343) - (397) Book value Balance at 12/31/2017 11,139 1,805 2,519 2,743 1,177 19,383 (1) Includes goodwill on acquisitio in the amount of R$ 423 (R$ 184 at 12/31/2016); (2) The contractual commitments for the purchase of the new intangible assets totaled R$ 984 achievable by 2020; (3) Includes of amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits and similar benefits; (4) Amortization expenses related to the rights for acquisition of payrolls and associations, in the amount of R$ (487) (R$ (524) from 01/01 to 12/31/2016) are disclosed in the General and administrative expenses. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 93

(2) Intangible assets Association for the (1) Total Goodwill Other intangible promotion and offer Internally developed Software Acquired (3) of financial products software assets and services Annual amortization rates Up to 20% 8% 20% 20% 10 to 20% Cost Balance at 01/01/2016 2,081 1,409 2,362 3,311 1,946 11,109 Acquisitions 7,706 719 1,293 215 619 10,552 Terminated agreements / write-off (35) (73) (3) (1) (308) (420) Exchange variation (58) (12) 120 - (123) (73) Other - (295) 68 - (22) (249) Balance at 12/31/2016 9,694 1,748 3,840 3,525 2,112 20,919 Amortization Balance at 01/01/2016 153 (330) (1,190) (252) (1,100) (2,719) (4) Amortization expense (264) (263) (429) (280) (311) (1,547) Terminated agreements / write-off - 67 1 - 306 374 Exchange variation 28 84 (107) - 96 101 Other 249 66 24 - (3) 336 Balance at 12/31/2016 166 (376) (1,701) (532) (1,012) (3,455) Impairment (Note 2.4h) Balance at 01/01/2016 - (2) - (18) (18) (38) Incresase - - (57) (317) (1) (375) Write-off - 2 - - - 2 Exchange variation - - 3 - - 3 Balance at 12/31/2016 - - (54) (335) (19) (408) Book value Balance at 12/31/2016 9,860 1,372 2,085 2,658 1,081 17,056 (1) Includes goodwill on acquisitio in the amount of R$ 184 (R$ 177 at 12/31/2015); (2) The contractual commitments for the purchase of the new intangible assets totaled R$ 262 achievable by 2017; (3) Includes of amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits and similar benefits; (4) Amortization expenses related to the rights for acquisition of payrolls and associations, in the amount of R$ (524) (R$ (357) from 01/01 to 12/31/2015) are disclosed in the General and administrative expenses. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 94 (2) Intangible assets Association for the (1) Total Goodwill Other intangible promotion and offer Internally developed Software Acquired (3) of financial products software assets and services Annual amortization rates Up to 20% 8% 20% 20% 10 to 20% Cost Balance at 01/01/2016 2,081 1,409 2,362 3,311 1,946 11,109 Acquisitions 7,706 719 1,293 215 619 10,552 Terminated agreements / write-off (35) (73) (3) (1) (308) (420) Exchange variation (58) (12) 120 - (123) (73) Other - (295) 68 - (22) (249) Balance at 12/31/2016 9,694 1,748 3,840 3,525 2,112 20,919 Amortization Balance at 01/01/2016 153 (330) (1,190) (252) (1,100) (2,719) (4) Amortization expense (264) (263) (429) (280) (311) (1,547) Terminated agreements / write-off - 67 1 - 306 374 Exchange variation 28 84 (107) - 96 101 Other 249 66 24 - (3) 336 Balance at 12/31/2016 166 (376) (1,701) (532) (1,012) (3,455) Impairment (Note 2.4h) Balance at 01/01/2016 - (2) - (18) (18) (38) Incresase - - (57) (317) (1) (375) Write-off - 2 - - - 2 Exchange variation - - 3 - - 3 Balance at 12/31/2016 - - (54) (335) (19) (408) Book value Balance at 12/31/2016 9,860 1,372 2,085 2,658 1,081 17,056 (1) Includes goodwill on acquisitio in the amount of R$ 184 (R$ 177 at 12/31/2015); (2) The contractual commitments for the purchase of the new intangible assets totaled R$ 262 achievable by 2017; (3) Includes of amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits and similar benefits; (4) Amortization expenses related to the rights for acquisition of payrolls and associations, in the amount of R$ (524) (R$ (357) from 01/01 to 12/31/2015) are disclosed in the General and administrative expenses. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 94

Note 15 - Deposits 12/31/2018 12/31/2017 Current Non-current Total Current Non-current Total Interest-bearing deposits 235,248 155,592 390,840 204,363 129,599 333,962 Time deposits 95,914 155,386 251,300 82,718 129,082 211,800 Interbank 2,469 206 2,675 1,665 517 2,182 Savings accounts 136,865 - 136,865 119,980 - 119,980 Non-interest bearing deposits 72,584 - 72,584 68,976 - 68,976 Demand deposits 72,581 - 72,581 68,973 - 68,973 Others Deposits 3 - 3 3 - 3 Total 307,832 155,592 463,424 273,339 129,599 402,938 Note 16 – Financial liabilities designated at fair value through profit or loss 12/31/2018 12/31/2017 Current Non-current Total Current Non-current Total Structured notes Shares 31 9 40 6 53 59 Debt securities 6 146 152 49 357 406 Total 37 155 192 55 410 465 The effect of credit risk of these instruments is not significant at 12/31/2018 and 12/31/2017. Shares and debt securities do not have a defined amount on maturity, since they vary according to market quotation and an exchange variation component, respectively. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 95 Note 15 - Deposits 12/31/2018 12/31/2017 Current Non-current Total Current Non-current Total Interest-bearing deposits 235,248 155,592 390,840 204,363 129,599 333,962 Time deposits 95,914 155,386 251,300 82,718 129,082 211,800 Interbank 2,469 206 2,675 1,665 517 2,182 Savings accounts 136,865 - 136,865 119,980 - 119,980 Non-interest bearing deposits 72,584 - 72,584 68,976 - 68,976 Demand deposits 72,581 - 72,581 68,973 - 68,973 Others Deposits 3 - 3 3 - 3 Total 307,832 155,592 463,424 273,339 129,599 402,938 Note 16 – Financial liabilities designated at fair value through profit or loss 12/31/2018 12/31/2017 Current Non-current Total Current Non-current Total Structured notes Shares 31 9 40 6 53 59 Debt securities 6 146 152 49 357 406 Total 37 155 192 55 410 465 The effect of credit risk of these instruments is not significant at 12/31/2018 and 12/31/2017. Shares and debt securities do not have a defined amount on maturity, since they vary according to market quotation and an exchange variation component, respectively. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 95

Note 17 – Securities sold under repurchase agreements and interbank and institutional market debts a) Securities sold under repurchase agreements The table below shows the breakdown of funds: 12/31/2018 12/31/2017 Interest rate (p.a.) Non- Non- Current Total Current Total current current Own portfolio 71,231 6,420 77,651 82,075 27,178 109,253 Government securities 93.5% of CDI to 6.4% 46,676 4 46,680 43,491 - 43,491 Corporate securities 40% of CDI to 97.7% of CDI 9,051 - 9,051 6,564 - 6,564 Own issue 65% of CDI to 16.93% 15,156 6,261 21,417 31,659 27,178 58,837 Foreign 0.22% to 5.2% 348 155 503 361 - 361 Third-party portfolio 5.6% to 6.4% 172,953 - 172,953 146,853 - 146,853 Free portfolio 97.5% of CDI to 10% 27,337 52,296 79,633 11,880 44,648 56,528 Total 271,521 58,716 330,237 240,808 71,826 312,634 b) Interbank market debt 12/31/2018 12/31/2017 Interest rate (p.a.) Non- Non- Current Total Current Total current current Financial credit bills IGPM to 110% of CDI 9,139 28,789 37,928 13,234 14,457 27,691 Real state credit bills 82% of CDI to 95% of CDI 6,465 3,081 9,546 14,046 4,479 18,525 Agribusiness credit bills 70% of CDI to 98% of CDI 9,586 8,427 18,013 7,562 7,539 15,101 Guaranteed real state notes 96% of CDI - 1,227 1,227 - - - Import and export financing 0.79% to 11.1% 42,685 7,365 50,050 30,548 8,541 39,089 On-lending - domestic 2.5% to 14.5% 5,301 12,605 17,906 7,991 16,190 24,181 Total 73,176 61,494 134,670 73,381 51,206 124,587 Funding for import and export financing represents credit facilities available for financing of imports and exports of Brazilian companies, in general denominated in foreign currency. c) Institucional market debt 12/31/2018 12/31/2017 Interest rate (p.a.) Non- Non- Current Total Current Total current current (1) Subordinated debt 3.8% to IGPM + 4.63% 343 48,970 49,313 12,500 40,196 52,696 Foreign borrowing through securities 0.89% to 30.35% 6,232 35,631 41,863 11,764 29,636 41,400 (2) Structured Operations Certificates IPCA to 15.82% 1,949 849 2,798 1,762 2,624 4,386 Total 8,524 85,450 93,974 26,026 72,456 98,482 (1) At 12/31/2018, the amount of R$ 32,205 (R$ 42,687 at 12/31/2017) is included in the Reference Equity, under the proportion defined by CMN Resolution No. 4,192, of March 01, 2013. (2) As at December 31, 2018, the market value of the funding from Structured Operations Certificates issued is R$ 2,902 (R$ 4,605 at 12/31/2017). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 96 Note 17 – Securities sold under repurchase agreements and interbank and institutional market debts a) Securities sold under repurchase agreements The table below shows the breakdown of funds: 12/31/2018 12/31/2017 Interest rate (p.a.) Non- Non- Current Total Current Total current current Own portfolio 71,231 6,420 77,651 82,075 27,178 109,253 Government securities 93.5% of CDI to 6.4% 46,676 4 46,680 43,491 - 43,491 Corporate securities 40% of CDI to 97.7% of CDI 9,051 - 9,051 6,564 - 6,564 Own issue 65% of CDI to 16.93% 15,156 6,261 21,417 31,659 27,178 58,837 Foreign 0.22% to 5.2% 348 155 503 361 - 361 Third-party portfolio 5.6% to 6.4% 172,953 - 172,953 146,853 - 146,853 Free portfolio 97.5% of CDI to 10% 27,337 52,296 79,633 11,880 44,648 56,528 Total 271,521 58,716 330,237 240,808 71,826 312,634 b) Interbank market debt 12/31/2018 12/31/2017 Interest rate (p.a.) Non- Non- Current Total Current Total current current Financial credit bills IGPM to 110% of CDI 9,139 28,789 37,928 13,234 14,457 27,691 Real state credit bills 82% of CDI to 95% of CDI 6,465 3,081 9,546 14,046 4,479 18,525 Agribusiness credit bills 70% of CDI to 98% of CDI 9,586 8,427 18,013 7,562 7,539 15,101 Guaranteed real state notes 96% of CDI - 1,227 1,227 - - - Import and export financing 0.79% to 11.1% 42,685 7,365 50,050 30,548 8,541 39,089 On-lending - domestic 2.5% to 14.5% 5,301 12,605 17,906 7,991 16,190 24,181 Total 73,176 61,494 134,670 73,381 51,206 124,587 Funding for import and export financing represents credit facilities available for financing of imports and exports of Brazilian companies, in general denominated in foreign currency. c) Institucional market debt 12/31/2018 12/31/2017 Interest rate (p.a.) Non- Non- Current Total Current Total current current (1) Subordinated debt 3.8% to IGPM + 4.63% 343 48,970 49,313 12,500 40,196 52,696 Foreign borrowing through securities 0.89% to 30.35% 6,232 35,631 41,863 11,764 29,636 41,400 (2) Structured Operations Certificates IPCA to 15.82% 1,949 849 2,798 1,762 2,624 4,386 Total 8,524 85,450 93,974 26,026 72,456 98,482 (1) At 12/31/2018, the amount of R$ 32,205 (R$ 42,687 at 12/31/2017) is included in the Reference Equity, under the proportion defined by CMN Resolution No. 4,192, of March 01, 2013. (2) As at December 31, 2018, the market value of the funding from Structured Operations Certificates issued is R$ 2,902 (R$ 4,605 at 12/31/2017). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 96

Note 18 - Other assets and liabilities a) Other assets 12/31/2018 12/31/2017 Non- Non- Current Total Current Total current current Financial 62,390 12,700 75,090 46,718 12,850 59,568 Receivables from credit card issuers 36,491 - 36,491 32,073 - 32,073 Deposits in guarantee for contingent, provisions and legal obligations (Note 29) 1,455 12,079 13,534 1,520 11,892 13,412 Negotiation and intermediation of securities 15,400 255 15,655 6,202 18 6,220 Income receivable 3,155 5 3,160 2,843 106 2,949 Credit of Operations without credit granting characteristics, net amount 3,021 4 3,025 1,973 3 1,976 Insurance and reinsurance operations 899 356 1,255 1,224 10 1,234 Net amount receivables from reimbursement of provisions (Note 29d) 999 - 999 244 821 1,065 Deposits in guarantee for foreign borrowing program 970 1 971 639 - 639 Non-financial 7,969 1,313 9,282 9,373 1,820 11,193 Sundry foreign 995 9 1,004 1,847 29 1,876 Prepaid expenses 2,642 546 3,188 2,432 643 3,075 Sundry domestic 1,579 27 1,606 2,882 77 2,959 Plan assets post-employment benefits (Note 26e) - 731 731 - 1,067 1,067 Other 2,753 - 2,753 2,212 4 2,216 b) Other liabilities 12/31/2018 12/31/2017 Non- Non- Current Total Current Total current current Financial 95,639 1,790 97,429 85,928 15 85,943 Credit card operations 78,803 - 78,803 71,892 - 71,892 Negotiation and intermediation of securities 9,167 172 9,339 4,606 15 4,621 Foreign exchange portfolio 634 - 634 197 - 197 Other 7,035 1,618 8,653 9,233 - 9,233 Non-financial 24,931 1,079 26,010 24,186 2,176 26,362 Funds in transit 10,015 27 10,042 8,800 989 9,789 Collection and payment of taxes and contributions 476 - 476 325 - 325 Social and statutory 4,085 23 4,108 4,931 137 5,068 Deferred income 2,530 - 2,530 2,326 - 2,326 Sundry creditors - domestic 2,310 188 2,498 2,009 143 2,152 Personnel provision 1,606 63 1,669 1,496 51 1,547 Provision for sundry payments 1,670 81 1,751 1,721 135 1,856 Liabilities for official agreements and rendering of payment services 1,155 - 1,155 985 - 985 Provision for retirement plan benefits (Note 26e) - 697 697 - 721 721 Other 1,084 - 1,084 1,593 - 1,593 (*) Provisão para garantias financeiras prestadas, registrada no passivo conforrme Resolução CMN nº 4.512/2016 e Carta Circular nº 3.782/2016. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 97 Note 18 - Other assets and liabilities a) Other assets 12/31/2018 12/31/2017 Non- Non- Current Total Current Total current current Financial 62,390 12,700 75,090 46,718 12,850 59,568 Receivables from credit card issuers 36,491 - 36,491 32,073 - 32,073 Deposits in guarantee for contingent, provisions and legal obligations (Note 29) 1,455 12,079 13,534 1,520 11,892 13,412 Negotiation and intermediation of securities 15,400 255 15,655 6,202 18 6,220 Income receivable 3,155 5 3,160 2,843 106 2,949 Credit of Operations without credit granting characteristics, net amount 3,021 4 3,025 1,973 3 1,976 Insurance and reinsurance operations 899 356 1,255 1,224 10 1,234 Net amount receivables from reimbursement of provisions (Note 29d) 999 - 999 244 821 1,065 Deposits in guarantee for foreign borrowing program 970 1 971 639 - 639 Non-financial 7,969 1,313 9,282 9,373 1,820 11,193 Sundry foreign 995 9 1,004 1,847 29 1,876 Prepaid expenses 2,642 546 3,188 2,432 643 3,075 Sundry domestic 1,579 27 1,606 2,882 77 2,959 Plan assets post-employment benefits (Note 26e) - 731 731 - 1,067 1,067 Other 2,753 - 2,753 2,212 4 2,216 b) Other liabilities 12/31/2018 12/31/2017 Non- Non- Current Total Current Total current current Financial 95,639 1,790 97,429 85,928 15 85,943 Credit card operations 78,803 - 78,803 71,892 - 71,892 Negotiation and intermediation of securities 9,167 172 9,339 4,606 15 4,621 Foreign exchange portfolio 634 - 634 197 - 197 Other 7,035 1,618 8,653 9,233 - 9,233 Non-financial 24,931 1,079 26,010 24,186 2,176 26,362 Funds in transit 10,015 27 10,042 8,800 989 9,789 Collection and payment of taxes and contributions 476 - 476 325 - 325 Social and statutory 4,085 23 4,108 4,931 137 5,068 Deferred income 2,530 - 2,530 2,326 - 2,326 Sundry creditors - domestic 2,310 188 2,498 2,009 143 2,152 Personnel provision 1,606 63 1,669 1,496 51 1,547 Provision for sundry payments 1,670 81 1,751 1,721 135 1,856 Liabilities for official agreements and rendering of payment services 1,155 - 1,155 985 - 985 Provision for retirement plan benefits (Note 26e) - 697 697 - 721 721 Other 1,084 - 1,084 1,593 - 1,593 (*) Provisão para garantias financeiras prestadas, registrada no passivo conforrme Resolução CMN nº 4.512/2016 e Carta Circular nº 3.782/2016. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 97

Note 19 – Stockholders’ equity a) Capital Capital is represented by 9,804,135,348 book-entry shares with no par value, of which 4,958,290,359 are common and 4,845,844,989 are preferred shares with no voting rights, but with tag-along rights, in the event of disposal of control, to be included in a public offering of shares, so as to ensure the price equal to eighty per cent (80%) of the amount paid per share with voting rights in the controlling stake, as well as a dividend at least equal to that of the common shares. In Meetings of the Board of Directors held on 12/15/2017 and 02/22/2018, cancellations of 31,793,105 (47,689,657 amount considering the effect of the split) and 14,424,206, were approved, respective of common shares of own issue and shares held in treasury, with no change in capital, upon capitalization of amounts recorded in Revenue Reserves – Statutory Reserve. The Extraordinary Stockholders’ Meeting – ESM held on July 27, 2018 approved the split in 50% the Company's shares of capital stock, and the process was approved by BACEN on October 31, 2018. The new shares were included in the share position on November 26, 2018. Thus, for better comparability, the number of shares presented in this item are affected by the split effect. The breakdown and change in shares of paid-in capital in the beginning and end of the period are shown below: 12/31/2018 Number Amount Common Preferred Total Residents in Brazil at 12/31/2017 3 ,299,073,506 1 ,116,291,341 4 ,415,364,847 6 5,482 Residents abroad at 12/31/2017 2 0,877,606 2 ,114,271,985 2 ,135,149,591 3 1,666 Shares of capital stock at 12/31/2017 3 ,319,951,112 3 ,230,563,326 6 ,550,514,438 97,148 Stock Split – ESM of 07/27/2018 – Approved on 10/31/2018 1 ,652,763,453 1 ,615,281,663 3 ,268,045,116 - (-) Cancellation of Shares – Meeting of the Board of Directors 02/22/2018 (14,424,206) - (14,424,206) - Shares of capital stock at 12/31/2018 4 ,958,290,359 4 ,845,844,989 9 ,804,135,348 97,148 Residents in Brazil at 12/31/2018 4 ,928,076,320 1 ,609,055,166 6 ,537,131,486 64,776 Residents abroad at 12/31/2018 3 0,214,039 3 ,236,789,823 3 ,267,003,862 32,372 (1) Treasury shares at 12/31/2017 1 4,424,206 7 1,459,714 8 5,883,920 (2,743) Purchase of shares - 1 3,100,000 1 3,100,000 (510) (-) Cancellation of Shares – Meeting of the Board of Directors 02/22/2018 (14,424,206) - (14,424,206) 534 Result of delivery of treasury shares - (29,623,265) (29,623,265) 899 Stock Split – ESM of 07/27/2018 – Approved on 10/31/2018 - 2 8,677,977 2 8,677,977 - (1) Treasury shares at 12/31/2018 - 8 3,614,426 8 3,614,426 (1,820) Outstanding shares at 12/31/2018 4 ,958,290,359 4 ,762,230,563 9 ,720,520,922 (2) Outstanding shares at 12/31/2017 4 ,958,290,359 4 ,738,655,417 9 ,696,945,776 12/31/2017 Number Amount Common Preferred Total Residents in Brazil at 12/31/2016 5 ,003,025,466 1 ,657,445,596 6 ,660,471,062 6 5,534 Residents abroad at 12/31/2016 2 4,590,859 3 ,188,399,392 3 ,212,990,251 31,614 Shares of capital stock at 12/31/2016 5 ,027,616,325 4 ,845,844,988 9 ,873,461,313 97,148 (-) Cancellation of shares - Meeting of the Board of Directors 12/15/2017 (47,689,657) - (47,689,657) - Shares of capital stock at 12/31/2017 4 ,979,926,668 4 ,845,844,988 9 ,825,771,656 9 7,148 Residents in Brazil at 12/31/2017 4 ,948,610,259 1 ,674,437,011 6 ,623,047,270 65,482 Residents abroad at 12/31/2017 3 1,316,409 3 ,171,407,977 3 ,202,724,386 3 1,666 (1) Treasury shares at 12/31/2016 4 ,611 1 04,406,693 1 04,411,304 (1,882) Purchase of shares 6 9,321,355 5 6,974,350 1 26,295,705 (3,089) (-) Cancellation of shares - Meeting of the Board of Directors 12/15/2017 (47,689,657) - (47,689,657) 1 ,178 Result of delivery of treasury shares - (54,191,472) (54,191,472) 1,050 (1) Treasury shares at 12/31/2017 2 1,636,309 1 07,189,571 1 28,825,880 (2,743) (2) Outstanding shares at 12/31/2017 4 ,958,290,359 4 ,738,655,417 9 ,696,945,776 (2) Outstanding shares at 12/31/2016 5 ,027,611,714 4 ,741,438,296 9 ,769,050,010 (1) Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury for subsequent cancellation of replacement in the market. (2) For better comparability, outstanding shares in the period of 12/31/2017 and 12/31/2016 were adjusted by the split approved on 10/31/2018. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 98 Note 19 – Stockholders’ equity a) Capital Capital is represented by 9,804,135,348 book-entry shares with no par value, of which 4,958,290,359 are common and 4,845,844,989 are preferred shares with no voting rights, but with tag-along rights, in the event of disposal of control, to be included in a public offering of shares, so as to ensure the price equal to eighty per cent (80%) of the amount paid per share with voting rights in the controlling stake, as well as a dividend at least equal to that of the common shares. In Meetings of the Board of Directors held on 12/15/2017 and 02/22/2018, cancellations of 31,793,105 (47,689,657 amount considering the effect of the split) and 14,424,206, were approved, respective of common shares of own issue and shares held in treasury, with no change in capital, upon capitalization of amounts recorded in Revenue Reserves – Statutory Reserve. The Extraordinary Stockholders’ Meeting – ESM held on July 27, 2018 approved the split in 50% the Company's shares of capital stock, and the process was approved by BACEN on October 31, 2018. The new shares were included in the share position on November 26, 2018. Thus, for better comparability, the number of shares presented in this item are affected by the split effect. The breakdown and change in shares of paid-in capital in the beginning and end of the period are shown below: 12/31/2018 Number Amount Common Preferred Total Residents in Brazil at 12/31/2017 3 ,299,073,506 1 ,116,291,341 4 ,415,364,847 6 5,482 Residents abroad at 12/31/2017 2 0,877,606 2 ,114,271,985 2 ,135,149,591 3 1,666 Shares of capital stock at 12/31/2017 3 ,319,951,112 3 ,230,563,326 6 ,550,514,438 97,148 Stock Split – ESM of 07/27/2018 – Approved on 10/31/2018 1 ,652,763,453 1 ,615,281,663 3 ,268,045,116 - (-) Cancellation of Shares – Meeting of the Board of Directors 02/22/2018 (14,424,206) - (14,424,206) - Shares of capital stock at 12/31/2018 4 ,958,290,359 4 ,845,844,989 9 ,804,135,348 97,148 Residents in Brazil at 12/31/2018 4 ,928,076,320 1 ,609,055,166 6 ,537,131,486 64,776 Residents abroad at 12/31/2018 3 0,214,039 3 ,236,789,823 3 ,267,003,862 32,372 (1) Treasury shares at 12/31/2017 1 4,424,206 7 1,459,714 8 5,883,920 (2,743) Purchase of shares - 1 3,100,000 1 3,100,000 (510) (-) Cancellation of Shares – Meeting of the Board of Directors 02/22/2018 (14,424,206) - (14,424,206) 534 Result of delivery of treasury shares - (29,623,265) (29,623,265) 899 Stock Split – ESM of 07/27/2018 – Approved on 10/31/2018 - 2 8,677,977 2 8,677,977 - (1) Treasury shares at 12/31/2018 - 8 3,614,426 8 3,614,426 (1,820) Outstanding shares at 12/31/2018 4 ,958,290,359 4 ,762,230,563 9 ,720,520,922 (2) Outstanding shares at 12/31/2017 4 ,958,290,359 4 ,738,655,417 9 ,696,945,776 12/31/2017 Number Amount Common Preferred Total Residents in Brazil at 12/31/2016 5 ,003,025,466 1 ,657,445,596 6 ,660,471,062 6 5,534 Residents abroad at 12/31/2016 2 4,590,859 3 ,188,399,392 3 ,212,990,251 31,614 Shares of capital stock at 12/31/2016 5 ,027,616,325 4 ,845,844,988 9 ,873,461,313 97,148 (-) Cancellation of shares - Meeting of the Board of Directors 12/15/2017 (47,689,657) - (47,689,657) - Shares of capital stock at 12/31/2017 4 ,979,926,668 4 ,845,844,988 9 ,825,771,656 9 7,148 Residents in Brazil at 12/31/2017 4 ,948,610,259 1 ,674,437,011 6 ,623,047,270 65,482 Residents abroad at 12/31/2017 3 1,316,409 3 ,171,407,977 3 ,202,724,386 3 1,666 (1) Treasury shares at 12/31/2016 4 ,611 1 04,406,693 1 04,411,304 (1,882) Purchase of shares 6 9,321,355 5 6,974,350 1 26,295,705 (3,089) (-) Cancellation of shares - Meeting of the Board of Directors 12/15/2017 (47,689,657) - (47,689,657) 1 ,178 Result of delivery of treasury shares - (54,191,472) (54,191,472) 1,050 (1) Treasury shares at 12/31/2017 2 1,636,309 1 07,189,571 1 28,825,880 (2,743) (2) Outstanding shares at 12/31/2017 4 ,958,290,359 4 ,738,655,417 9 ,696,945,776 (2) Outstanding shares at 12/31/2016 5 ,027,611,714 4 ,741,438,296 9 ,769,050,010 (1) Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury for subsequent cancellation of replacement in the market. (2) For better comparability, outstanding shares in the period of 12/31/2017 and 12/31/2016 were adjusted by the split approved on 10/31/2018. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 98

Cost of shares purchased in the period, as well the average cost of treasury shares and their market price (in Brazilian Reais per share): 01/01 to 12/31/2018 Cost / market value Common Preferred Minimum - 37.45 Weighted average - 38.95 Maximum - 40.06 Treasury shares Average cost - 21.76 Market value at 12/31/2018 30.05 35.50 01/01 to 12/31/2017 Cost / market value (*) Common Preferred Minimum 24.70 22.32 Weighted average 24.70 24.16 Maximum 24.70 25.70 Treasury shares (*) Average cost 24.70 20.60 Market value at 12/31/2017 25.12 28.38 (*) For better comparability, information of the period 12/31/2017 was adjusted by the split approved on 10/31/2018. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 99 Cost of shares purchased in the period, as well the average cost of treasury shares and their market price (in Brazilian Reais per share): 01/01 to 12/31/2018 Cost / market value Common Preferred Minimum - 37.45 Weighted average - 38.95 Maximum - 40.06 Treasury shares Average cost - 21.76 Market value at 12/31/2018 30.05 35.50 01/01 to 12/31/2017 Cost / market value (*) Common Preferred Minimum 24.70 22.32 Weighted average 24.70 24.16 Maximum 24.70 25.70 Treasury shares (*) Average cost 24.70 20.60 Market value at 12/31/2017 25.12 28.38 (*) For better comparability, information of the period 12/31/2017 was adjusted by the split approved on 10/31/2018. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 99

b) Dividends Shareholders are entitled mandatory minimum dividends in each fiscal year, corresponding to 25% of adjusted net income, as set forth in the Bylaws. Common and preferred shares participate equally of income distributed, after common shares have received dividends equal to the annual minimum priority dividend to be paid to preferred shares (R$ 0.022 non-cumulative per share). The calculation of the monthly advance of the mandatory minimum dividend is based on the share position on the last day of the prior month, with payment being made on the first business day of the subsequent month, amounting to R$ 0.015 per share. l - Calculation of dividends and interest on capital 12/31/2018 12/31/2017 12/31/2016 Statutory net income 21,945 21,108 18,853 Adjustments: (-) Legal reserve - 5% (1,097) (1,055) (943) Dividend calculation basis 20,848 20,053 17,910 Mandatory minimum dividend - 25% 5,212 5,013 4,478 Dividends and Interest on Capital Paid / Provided for / Identified (*) 22,437 17,558 10,000 (*) On December 31, 2018, it includes extraordinary dividends, with balances of the Statutory Reserve. ll - Stockholders' compensation 12/31/2018 Gross value per Gross WHT Net share (R$) Paid / prepaid 5,921 (1 22) 5 ,799 Dividends - 11 monthly installments from February to December 2018 0,0150 1,069 - 1 ,069 Dividends - paid on 08/30/2018 0,6240 4 ,041 - 4 ,041 Interest on capital - paid on 08/30/2018 0,1252 811 (122) 689 Provided for (Recorded in Other Liabilities) 248 (1 5) 233 Dividends - 1 monthly installment paid on 01/02/2019 0,0150 145 - 145 Interest on capital - credited on 12/27/2018 to be paid until 04/30/2019 0.0106 103 (1 5) 88 Identified in Revenue Reserve In Stockholders’ Equity 1.8001 17,498 (1,093) 1 6,405 Total from 01/01 to 12/31/2018 23,667 (1,230) 22,437 12/31/2017 Gross value per Gross WHT Net share (R$) Paid / prepaid 3,666 (389) 3,277 Dividends - 11 monthly installments from February to December 2017 0,0150 1,074 - 1,074 Interest on capital - paid on 08/25/2017 0,3990 2,592 (3 89) 2 ,203 Provided for (Recorded in Other Liabilities) 1,877 (1 40) 1 ,737 Dividends - 1 monthly installment paid on 01/02/2018 0,0150 98 - 98 Dividends provision 0.1304 843 - 843 Interest on capital, credited on 12/28/2017 to be paid until 04/30/2018 0.1445 936 (140) 796 Identified in Revenue Reserve In Stockholders’ Equity 2.1126 1 3,658 (1,114) 12,544 Total from 01/01 to 12/31/2017 19,201 (1 ,643) 1 7,558 12/31/2016 Gross value per Gross WHT Net share (R$) Paid / prepaid 3 ,355 (355) 3,000 Dividends - 11 monthly installments paid from February to December 2016 0,0150 987 - 987 Interest on capital - paid on 08/25/2016 0,3990 2,368 (355) 2 ,013 Provided for (Recorded in Other Liabilities) 3,169 (461) 2 ,708 Dividends - 1 monthly installment paid on 01/02/2017 0,0150 98 - 98 Interest on capital - credited on 12/30/2016 paid on 04/28/2017 0.4714 3,071 (4 61) 2,610 Identified in Revenue Reserve In Stockholders’ Equity 0.7754 5,050 (7 58) 4,292 Total from 01/01 to 12/31/2016 11,574 (1 ,574) 1 0,000 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 100 b) Dividends Shareholders are entitled mandatory minimum dividends in each fiscal year, corresponding to 25% of adjusted net income, as set forth in the Bylaws. Common and preferred shares participate equally of income distributed, after common shares have received dividends equal to the annual minimum priority dividend to be paid to preferred shares (R$ 0.022 non-cumulative per share). The calculation of the monthly advance of the mandatory minimum dividend is based on the share position on the last day of the prior month, with payment being made on the first business day of the subsequent month, amounting to R$ 0.015 per share. l - Calculation of dividends and interest on capital 12/31/2018 12/31/2017 12/31/2016 Statutory net income 21,945 21,108 18,853 Adjustments: (-) Legal reserve - 5% (1,097) (1,055) (943) Dividend calculation basis 20,848 20,053 17,910 Mandatory minimum dividend - 25% 5,212 5,013 4,478 Dividends and Interest on Capital Paid / Provided for / Identified (*) 22,437 17,558 10,000 (*) On December 31, 2018, it includes extraordinary dividends, with balances of the Statutory Reserve. ll - Stockholders' compensation 12/31/2018 Gross value per Gross WHT Net share (R$) Paid / prepaid 5,921 (1 22) 5 ,799 Dividends - 11 monthly installments from February to December 2018 0,0150 1,069 - 1 ,069 Dividends - paid on 08/30/2018 0,6240 4 ,041 - 4 ,041 Interest on capital - paid on 08/30/2018 0,1252 811 (122) 689 Provided for (Recorded in Other Liabilities) 248 (1 5) 233 Dividends - 1 monthly installment paid on 01/02/2019 0,0150 145 - 145 Interest on capital - credited on 12/27/2018 to be paid until 04/30/2019 0.0106 103 (1 5) 88 Identified in Revenue Reserve In Stockholders’ Equity 1.8001 17,498 (1,093) 1 6,405 Total from 01/01 to 12/31/2018 23,667 (1,230) 22,437 12/31/2017 Gross value per Gross WHT Net share (R$) Paid / prepaid 3,666 (389) 3,277 Dividends - 11 monthly installments from February to December 2017 0,0150 1,074 - 1,074 Interest on capital - paid on 08/25/2017 0,3990 2,592 (3 89) 2 ,203 Provided for (Recorded in Other Liabilities) 1,877 (1 40) 1 ,737 Dividends - 1 monthly installment paid on 01/02/2018 0,0150 98 - 98 Dividends provision 0.1304 843 - 843 Interest on capital, credited on 12/28/2017 to be paid until 04/30/2018 0.1445 936 (140) 796 Identified in Revenue Reserve In Stockholders’ Equity 2.1126 1 3,658 (1,114) 12,544 Total from 01/01 to 12/31/2017 19,201 (1 ,643) 1 7,558 12/31/2016 Gross value per Gross WHT Net share (R$) Paid / prepaid 3 ,355 (355) 3,000 Dividends - 11 monthly installments paid from February to December 2016 0,0150 987 - 987 Interest on capital - paid on 08/25/2016 0,3990 2,368 (355) 2 ,013 Provided for (Recorded in Other Liabilities) 3,169 (461) 2 ,708 Dividends - 1 monthly installment paid on 01/02/2017 0,0150 98 - 98 Interest on capital - credited on 12/30/2016 paid on 04/28/2017 0.4714 3,071 (4 61) 2,610 Identified in Revenue Reserve In Stockholders’ Equity 0.7754 5,050 (7 58) 4,292 Total from 01/01 to 12/31/2016 11,574 (1 ,574) 1 0,000 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 100

c) Capital reserves and revenue reserves l - Additional paid-in capital Additional paid-in capital corresponds to: (i) the difference between the proceeds from the sale of treasury shares and the average cost of such shares, and (ii) the compensation expenses recognized in accordance with the stock option plan and variable compensation. ll - Appropriated reserves 12/31/2018 12/31/2017 12/31/2016 Capital reserves 285 285 285 Premium on subscription of shares 284 284 284 Reserves from tax incentives, restatement of equity securities and other 1 1 1 Revenue reserves 13,195 12,214 3,158 (1) Legal 9,989 8,892 7,838 (2) (2,775) 589 1,132 Statutory Corporate reorganizations (Note 2.4 a IV) (11,517) (10,925) (10,862) (3) 17,498 13,658 5,050 Special revenue reserves Total reserves at parent company 13,480 12,499 3,443 (1) It purpose is to ensure the integrity of capital, compensate loss or increase capital. (2) Its main purpose is to ensure the remuneration flow to shareholders. (3) Refers to Dividends or Interest on Capital declared until 12/31/2018, 12/31/2017 and 12/31/2016. lll - Unappropriated reserves Refers to balance of profit remaining after the distribution of dividends and appropriations to statutory reserves in the statutory accounts of ITAÚ UNIBANCO HOLDING. d) Non-controlling interests Stockholders’ equity Net Income 01/01 to 01/01 to 12/31/2018 12/31/2017 12/31/2018 12/31/2017 Itaú CorpBanca (Note 3) 11,645 11,144 539 (38) Itaú CorpBanca Colômbia S.A. (Note 3) 1,268 1,203 (2) (50) Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento 364 297 105 70 Luizacred S.A. Soc. Cred. Financiamento Investimento 288 241 44 24 Other 119 93 46 26 Total 13,684 12,978 732 32 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 101 c) Capital reserves and revenue reserves l - Additional paid-in capital Additional paid-in capital corresponds to: (i) the difference between the proceeds from the sale of treasury shares and the average cost of such shares, and (ii) the compensation expenses recognized in accordance with the stock option plan and variable compensation. ll - Appropriated reserves 12/31/2018 12/31/2017 12/31/2016 Capital reserves 285 285 285 Premium on subscription of shares 284 284 284 Reserves from tax incentives, restatement of equity securities and other 1 1 1 Revenue reserves 13,195 12,214 3,158 (1) Legal 9,989 8,892 7,838 (2) (2,775) 589 1,132 Statutory Corporate reorganizations (Note 2.4 a IV) (11,517) (10,925) (10,862) (3) 17,498 13,658 5,050 Special revenue reserves Total reserves at parent company 13,480 12,499 3,443 (1) It purpose is to ensure the integrity of capital, compensate loss or increase capital. (2) Its main purpose is to ensure the remuneration flow to shareholders. (3) Refers to Dividends or Interest on Capital declared until 12/31/2018, 12/31/2017 and 12/31/2016. lll - Unappropriated reserves Refers to balance of profit remaining after the distribution of dividends and appropriations to statutory reserves in the statutory accounts of ITAÚ UNIBANCO HOLDING. d) Non-controlling interests Stockholders’ equity Net Income 01/01 to 01/01 to 12/31/2018 12/31/2017 12/31/2018 12/31/2017 Itaú CorpBanca (Note 3) 11,645 11,144 539 (38) Itaú CorpBanca Colômbia S.A. (Note 3) 1,268 1,203 (2) (50) Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento 364 297 105 70 Luizacred S.A. Soc. Cred. Financiamento Investimento 288 241 44 24 Other 119 93 46 26 Total 13,684 12,978 732 32 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 101

Note 20 – Share-based payment ITAÚ UNIBANCO HOLDING and its subsidiaries have share-based payment plans aimed at involving its management members and employees in the medium and long term corporate development process. The grant of these benefits are only made in years in which there are sufficient profits to enable the distribution of mandatory dividends, limiting the maximum dilutive effect to 0.5% of the total shares held by the controlling and minority stockholders at the balance sheet date. These programs are settled through the delivery of ITUB4 treasury shares to stockholders. The Extraordinary Stockholders’ Meeting – ESM held on July 27, 2018 approved the split in 50% the Company's shares of capital stock, and the process was approved by BACEN on October 31, 2018. The new shares were included in the share position on November 26, 2018. Thus, for better comparability, the number of shares presented in this item are affected by the split effect. Expenses on stock-based payment plans are presented in the table below: 01/01 to 01/01 to 01/01 to 12/31/2018 12/31/2017 12/31/2016 Partner Plan (226) (234) (306) Variable compensation plan (377) (302) (285) Total (603) (536) (591) l – Partner Plan The employees and management members of ITAÚ UNIBANCO HOLDING invest a percentage of their bonus to acquire shares and share-based instruments. Accordingly, the ownership of these shares should be held by the beneficiaries for a period from three to five years, counted from the initial investment, and are thus subject to market price variation. After complying with the suspensive conditions set forth in the program, beneficiaries will be entitled to receive shares as consideration, in accordance with the numbers of shares provided for in the program regulation. The acquisition prices of shares and share-based Instruments are established every six months and are equivalent to the average of share quotation in the 30 days prior to the determination of the acquisition price, which is performed on the seventh business day prior to the remuneration grant date. The fair value of the shares as consideration is the market price at the grant date, less expected dividends. Changes in the Partner Program 01/01 to 01/01 to 12/31/2018 12/31/2017 Quantity Quantity Opening balance 51,074,441 53,193,569 New granted 9,912,356 10,562,936 Exercised (11,597,420) (11,284,577) Cancelled (518,195) (1,397,487) Closing balance 48,871,182 51,074,441 Weighted average of remaining contractual life (years) 2.52 2.46 Market value weighted average (R$) 26.22 21.55 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 102 Note 20 – Share-based payment ITAÚ UNIBANCO HOLDING and its subsidiaries have share-based payment plans aimed at involving its management members and employees in the medium and long term corporate development process. The grant of these benefits are only made in years in which there are sufficient profits to enable the distribution of mandatory dividends, limiting the maximum dilutive effect to 0.5% of the total shares held by the controlling and minority stockholders at the balance sheet date. These programs are settled through the delivery of ITUB4 treasury shares to stockholders. The Extraordinary Stockholders’ Meeting – ESM held on July 27, 2018 approved the split in 50% the Company's shares of capital stock, and the process was approved by BACEN on October 31, 2018. The new shares were included in the share position on November 26, 2018. Thus, for better comparability, the number of shares presented in this item are affected by the split effect. Expenses on stock-based payment plans are presented in the table below: 01/01 to 01/01 to 01/01 to 12/31/2018 12/31/2017 12/31/2016 Partner Plan (226) (234) (306) Variable compensation plan (377) (302) (285) Total (603) (536) (591) l – Partner Plan The employees and management members of ITAÚ UNIBANCO HOLDING invest a percentage of their bonus to acquire shares and share-based instruments. Accordingly, the ownership of these shares should be held by the beneficiaries for a period from three to five years, counted from the initial investment, and are thus subject to market price variation. After complying with the suspensive conditions set forth in the program, beneficiaries will be entitled to receive shares as consideration, in accordance with the numbers of shares provided for in the program regulation. The acquisition prices of shares and share-based Instruments are established every six months and are equivalent to the average of share quotation in the 30 days prior to the determination of the acquisition price, which is performed on the seventh business day prior to the remuneration grant date. The fair value of the shares as consideration is the market price at the grant date, less expected dividends. Changes in the Partner Program 01/01 to 01/01 to 12/31/2018 12/31/2017 Quantity Quantity Opening balance 51,074,441 53,193,569 New granted 9,912,356 10,562,936 Exercised (11,597,420) (11,284,577) Cancelled (518,195) (1,397,487) Closing balance 48,871,182 51,074,441 Weighted average of remaining contractual life (years) 2.52 2.46 Market value weighted average (R$) 26.22 21.55 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 102

II- Variable compensation In this plan, 50% of variable compensation of management members should be paid in cash and fifty percent (50%) should be paid in shares for a period of three years. Shares are delivered on a deferred basis, of which one-third (1/3) per year, will be contingent upon the executive’s remaining with the institution. The deferred unpaid portions may be reversed proportionally to the significant reduction of the recurring income realized or the negative income for the period. Management members become eligible for the receipt of these benefits according to individual performance, business performance or both. The benefit amount is established according to the activities of each management member that should meet at least the performance and conduct requirements. The fair value of the share is the market price at its grant date. Change in variable compensation in shares 01/01 to 01/01 to 12/31/2018 12/31/2017 Quantity Quantity Opening balance 31,229,973 36,809,109 New 10,552,225 12,835,324 Delivered (16,611,521) (18,072,947) Cancelled (154,532) (341,513) Closing balance 25,016,145 31,229,973 Market value weighted average (R$) 34.04 25.49 Ill – Stock Option Plan (Simple Options) ITAÚ UNIBANCO HOLDING has a Stock Option Plan (“Simple Options”), which was discontinued, and only exercisable options remain. Simple options have the following characteristics: a) Exercise price: calculated based on the average prices of shares in the three months of the year prior to the grant date. The prices determined will be inflation-adjusted to the last business day of the month prior to the option exercise date based on IGP-M or, in its absence, on an index to be determined internally, and should be paid within the period in force for the settlement of operations on B3. b) Vesting period: determined upon issue, from one to seven years, counted from the grant date. The vesting period is normally determined at five years. Summary of changes in the Simple options plan 01/01 to 12/31/2018 01/01 to 12/31/2017 Weighted Weighted average Quantity Quantity average exercise price exercise price Opening balance 24,514,359 25.21 57,050,259 24.63 O Op pti ço õn es s e ex xe erc rciív sa eb is le n a ot fth ine a e l d no d p oe f río the d p o eriod 24,514,359 25.21 35,160,265 27.32 O Op pti ço õn es s o eu m ts a ta bn ed rto ing n b ãu ot e nxo et rc eív xe erc isisable - - 21,889,994 20.30 Options: (*) Canceled / Forfeited (352,085) 29.29 (1,807,091) 27.41 Exercised (21,072,675) 28.26 (30,728,809) 23.72 Closing balance 3 ,089,599 22.11 24,514,359 25.21 O Op pti ço õn es s e ex xe erc rciív sa eb is le n a ot fth ine a e l d no d p oe f río the d p o eriod 3 ,089,599 22.11 24,514,359 25.21 Range of exercise prices 14.47 - 29.51 14.47 - 27.54 Weighted average of the remaining contractual life (in years) 0.99 1.28 Market value weighted average (R$) 33.98 28.04 (*) Refers to non-exercise based on the beneficiary’s decision. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 103 II- Variable compensation In this plan, 50% of variable compensation of management members should be paid in cash and fifty percent (50%) should be paid in shares for a period of three years. Shares are delivered on a deferred basis, of which one-third (1/3) per year, will be contingent upon the executive’s remaining with the institution. The deferred unpaid portions may be reversed proportionally to the significant reduction of the recurring income realized or the negative income for the period. Management members become eligible for the receipt of these benefits according to individual performance, business performance or both. The benefit amount is established according to the activities of each management member that should meet at least the performance and conduct requirements. The fair value of the share is the market price at its grant date. Change in variable compensation in shares 01/01 to 01/01 to 12/31/2018 12/31/2017 Quantity Quantity Opening balance 31,229,973 36,809,109 New 10,552,225 12,835,324 Delivered (16,611,521) (18,072,947) Cancelled (154,532) (341,513) Closing balance 25,016,145 31,229,973 Market value weighted average (R$) 34.04 25.49 Ill – Stock Option Plan (Simple Options) ITAÚ UNIBANCO HOLDING has a Stock Option Plan (“Simple Options”), which was discontinued, and only exercisable options remain. Simple options have the following characteristics: a) Exercise price: calculated based on the average prices of shares in the three months of the year prior to the grant date. The prices determined will be inflation-adjusted to the last business day of the month prior to the option exercise date based on IGP-M or, in its absence, on an index to be determined internally, and should be paid within the period in force for the settlement of operations on B3. b) Vesting period: determined upon issue, from one to seven years, counted from the grant date. The vesting period is normally determined at five years. Summary of changes in the Simple options plan 01/01 to 12/31/2018 01/01 to 12/31/2017 Weighted Weighted average Quantity Quantity average exercise price exercise price Opening balance 24,514,359 25.21 57,050,259 24.63 O Op pti ço õn es s e ex xe erc rciív sa eb is le n a ot fth ine a e l d no d p oe f río the d p o eriod 24,514,359 25.21 35,160,265 27.32 O Op pti ço õn es s o eu m ts a ta bn ed rto ing n b ãu ot e nxo et rc eív xe erc isisable - - 21,889,994 20.30 Options: (*) Canceled / Forfeited (352,085) 29.29 (1,807,091) 27.41 Exercised (21,072,675) 28.26 (30,728,809) 23.72 Closing balance 3 ,089,599 22.11 24,514,359 25.21 O Op pti ço õn es s e ex xe erc rciív sa eb is le n a ot fth ine a e l d no d p oe f río the d p o eriod 3 ,089,599 22.11 24,514,359 25.21 Range of exercise prices 14.47 - 29.51 14.47 - 27.54 Weighted average of the remaining contractual life (in years) 0.99 1.28 Market value weighted average (R$) 33.98 28.04 (*) Refers to non-exercise based on the beneficiary’s decision. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 103

Note 21 - Interest and similar income and expense and net gain (loss) on investment securities and derivatives a) Interest, similar income and dividends 01/01 to 01/01 to 01/01 to 12/31/2018 12/31/2017 12/31/2016 Central Bank compulsory deposits 5,063 7,201 6,920 Interbank deposits 1,080 744 674 Securities purchased under agreements to resell 17,365 25,711 34,162 Financial assets at fair value through profit or loss 22,853 22,938 23,641 Financial assets at fair value through other comprehensive income 9,194 8,886 11,160 Financial assets at amortized cost 2,614 3,017 3,822 Loan and lease operations 73,640 75,568 80,124 Other financial assets 1,368 1,576 1,902 Total 133,177 145,641 162,405 b) Interest and similar expense 01/01 to 01/01 to 01/01 to 12/31/2018 12/31/2017 12/31/2016 Deposits (17,484) (13,340) (14,701) Securities sold under repurchase agreements (20,889) (33,087) (45,935) Interbank market debt (13,587) (10,059) (8,347) Institutional market debt (6,773) (6,852) (8,249) Financial expense from technical reserves for insurance and private pension plans (11,815) (14,918) (17,790) Other (64) (74) (107) Total (70,612) (78,330) (95,129) c) Adjustments to Fair Value of Financial Assets and Liabilities 01/01 to 01/01 to 01/01 to 12/31/2018 12/31/2017 12/31/2016 Financial assets at fair value through profit or loss (4,110) 2,138 684 (*) (260) 2,028 7,332 Derivatives Financial assets designated at fair value through profit or loss (218) 180 48 Financial assets at fair value through other comprehensive income (254) (128) (851) Finacial liabilities designated at fair value 8 (37) (147) Total (4,834) 4,181 7,066 (*) Includes the ineffective derivatives portion related to hedge accounting. During the period ended 12/31/2018, ITAÚ UNIBANCO HOLDING reversal R$ 1,535 as expenses for Expected Losses, with recognized of R$ (1) for Financial Assets – Fair Value through Other Comprehensive Income and loss of R$ 1,536 for Financial Assets – Amortized Cost. Note 22 - Banking service fees 01/01 to 01/01 to 01/01 to 12/31/2018 12/31/2017 12/31/2016 Current account Fees from credit and debit card services 15,394 14,802 14,002 Current account services 10,017 9,589 8,856 Asset management fees 5,013 4,141 3,514 Fees for guarantees issued and credit lines 1,768 1,783 1,773 Collection commissions 1,506 1,378 1,315 Brokerage commission 618 606 295 Other 2,493 2,149 2,163 Total 36,809 34,448 31,918 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 104 Note 21 - Interest and similar income and expense and net gain (loss) on investment securities and derivatives a) Interest, similar income and dividends 01/01 to 01/01 to 01/01 to 12/31/2018 12/31/2017 12/31/2016 Central Bank compulsory deposits 5,063 7,201 6,920 Interbank deposits 1,080 744 674 Securities purchased under agreements to resell 17,365 25,711 34,162 Financial assets at fair value through profit or loss 22,853 22,938 23,641 Financial assets at fair value through other comprehensive income 9,194 8,886 11,160 Financial assets at amortized cost 2,614 3,017 3,822 Loan and lease operations 73,640 75,568 80,124 Other financial assets 1,368 1,576 1,902 Total 133,177 145,641 162,405 b) Interest and similar expense 01/01 to 01/01 to 01/01 to 12/31/2018 12/31/2017 12/31/2016 Deposits (17,484) (13,340) (14,701) Securities sold under repurchase agreements (20,889) (33,087) (45,935) Interbank market debt (13,587) (10,059) (8,347) Institutional market debt (6,773) (6,852) (8,249) Financial expense from technical reserves for insurance and private pension plans (11,815) (14,918) (17,790) Other (64) (74) (107) Total (70,612) (78,330) (95,129) c) Adjustments to Fair Value of Financial Assets and Liabilities 01/01 to 01/01 to 01/01 to 12/31/2018 12/31/2017 12/31/2016 Financial assets at fair value through profit or loss (4,110) 2,138 684 (*) (260) 2,028 7,332 Derivatives Financial assets designated at fair value through profit or loss (218) 180 48 Financial assets at fair value through other comprehensive income (254) (128) (851) Finacial liabilities designated at fair value 8 (37) (147) Total (4,834) 4,181 7,066 (*) Includes the ineffective derivatives portion related to hedge accounting. During the period ended 12/31/2018, ITAÚ UNIBANCO HOLDING reversal R$ 1,535 as expenses for Expected Losses, with recognized of R$ (1) for Financial Assets – Fair Value through Other Comprehensive Income and loss of R$ 1,536 for Financial Assets – Amortized Cost. Note 22 - Banking service fees 01/01 to 01/01 to 01/01 to 12/31/2018 12/31/2017 12/31/2016 Current account Fees from credit and debit card services 15,394 14,802 14,002 Current account services 10,017 9,589 8,856 Asset management fees 5,013 4,141 3,514 Fees for guarantees issued and credit lines 1,768 1,783 1,773 Collection commissions 1,506 1,378 1,315 Brokerage commission 618 606 295 Other 2,493 2,149 2,163 Total 36,809 34,448 31,918 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 104

Note 23 - General and administrative expenses 01/01 to 01/01 to 01/01 to 12/31/2018 12/31/2017 12/31/2016 Personnel expenses (24,846) (23,276) (22,360) Compensation (10,226) (9,305) (8,897) Employee profit sharing (4,425) (3,836) (3,610) Welfare benefits (3,764) (3,374) (3,070) Provision for labor claims and Dismissals (2,907) (3,427) (4,143) Payroll taxes (3,011) (2,832) (2,567) Stock option plan (Note 20) (226) (234) (306) Training (253) (232) (193) Other (34) (36) 426 Administrative expenses (17,268) (16,289) (15,959) Third party services (4,482) (4,161) (4,340) Data processing and telecommunications (4,273) (4,152) (3,966) Installations (3,306) (3,132) (3,066) Advertising, promotions and publications (1,419) (1,167) (1,036) Financial services (790) (833) (731) Security (754) (723) (716) Transportation (350) (339) (391) Materials (339) (350) (313) Travel (232) (214) (199) Other (1,323) (1,218) (1,201) Depreciation and Amortization (3,332) (3,034) (2,995) Other expenses (12,092) (10,895) (9,591) (4,285) (3,753) (3,165) Selling - credit cards Claims (675) (596) (571) Loss on sale of other assets, fixed assets and investments in associates and joint ventures (632) (495) (273) (464) (1,519) (1,489) Provision for civil lawsuits (Note 29) (328) (953) (915) Provision for tax and social security lawsuits (Note 29) Refund of interbank costs (272) (288) (292) (168) (504) - Impairment - intangible asset (5,268) (2,787) (2,886) Other Total (57,538) (53,494) (50,905) Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 105 Note 23 - General and administrative expenses 01/01 to 01/01 to 01/01 to 12/31/2018 12/31/2017 12/31/2016 Personnel expenses (24,846) (23,276) (22,360) Compensation (10,226) (9,305) (8,897) Employee profit sharing (4,425) (3,836) (3,610) Welfare benefits (3,764) (3,374) (3,070) Provision for labor claims and Dismissals (2,907) (3,427) (4,143) Payroll taxes (3,011) (2,832) (2,567) Stock option plan (Note 20) (226) (234) (306) Training (253) (232) (193) Other (34) (36) 426 Administrative expenses (17,268) (16,289) (15,959) Third party services (4,482) (4,161) (4,340) Data processing and telecommunications (4,273) (4,152) (3,966) Installations (3,306) (3,132) (3,066) Advertising, promotions and publications (1,419) (1,167) (1,036) Financial services (790) (833) (731) Security (754) (723) (716) Transportation (350) (339) (391) Materials (339) (350) (313) Travel (232) (214) (199) Other (1,323) (1,218) (1,201) Depreciation and Amortization (3,332) (3,034) (2,995) Other expenses (12,092) (10,895) (9,591) (4,285) (3,753) (3,165) Selling - credit cards Claims (675) (596) (571) Loss on sale of other assets, fixed assets and investments in associates and joint ventures (632) (495) (273) (464) (1,519) (1,489) Provision for civil lawsuits (Note 29) (328) (953) (915) Provision for tax and social security lawsuits (Note 29) Refund of interbank costs (272) (288) (292) (168) (504) - Impairment - intangible asset (5,268) (2,787) (2,886) Other Total (57,538) (53,494) (50,905) Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 105

Note 24 – Taxes ITAÚ UNIBANCO HOLDING and each one of its subsidiaries calculate separately, in each fiscal year, Income Tax and Social Contribution on Net Income. Taxes are calculated at the rates shown below and consider, for effects of respective calculation bases, the legislation in force applicable to each charge. Income tax 15.00% Additional income tax 10.00% (*) 20.00% Social contribution (*) On october 06, 2015, Law No. 13,169, a conversion of Provisional Measure No. 675, which increased the Social Contribution tax rate from 15.00% to 20.00% until December 31, 2018, for financial institutions, insurance companies and credit card management companies, was introduced. For the other companies, the tax rate remains at 9.00%. a) Expenses for taxes and contributions Demonstration of Income tax and social contribution expense calculation: 01/01 to 01/01 to 01/01 to Due on operations for the period 12/31/2018 12/31/2017 12/31/2016 Income before income tax and social contribution 30,608 30,582 35,679 Charges (income tax and social contribution) at the rates in effect (13,774) (13,762) (16,057) Increase / decrease in income tax and social contribution charges arising from: Share of profit or (loss) of associates and joint ventures net 4,423 169 165 Foreign exchange variation on investiments abroad 4,381 397 (4,313) Interest on capital 3,791 3,873 3,617 Corporate reorganizations (Note 2.4 a IV) 628 628 628 Dividends and interest on external debt bonds 516 420 365 (*) (2,529) 3,736 11,697 Other nondeductible expenses net of non taxable income Income tax and social contribution expenses (2,564) (4,539) (3,898) Related to temporary differences Increase (reversal) for the period (2,650) (2,888) (9,827) Increase (reversal) of prior periods 245 70 62 (Expenses) / Income related to deferred taxes (2,405) (2,818) (9,765) Total income tax and social contribution expenses (4,969) (7,357) (13,663) (*) Includes temporary (additions) and exclusions. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 106 Note 24 – Taxes ITAÚ UNIBANCO HOLDING and each one of its subsidiaries calculate separately, in each fiscal year, Income Tax and Social Contribution on Net Income. Taxes are calculated at the rates shown below and consider, for effects of respective calculation bases, the legislation in force applicable to each charge. Income tax 15.00% Additional income tax 10.00% (*) 20.00% Social contribution (*) On october 06, 2015, Law No. 13,169, a conversion of Provisional Measure No. 675, which increased the Social Contribution tax rate from 15.00% to 20.00% until December 31, 2018, for financial institutions, insurance companies and credit card management companies, was introduced. For the other companies, the tax rate remains at 9.00%. a) Expenses for taxes and contributions Demonstration of Income tax and social contribution expense calculation: 01/01 to 01/01 to 01/01 to Due on operations for the period 12/31/2018 12/31/2017 12/31/2016 Income before income tax and social contribution 30,608 30,582 35,679 Charges (income tax and social contribution) at the rates in effect (13,774) (13,762) (16,057) Increase / decrease in income tax and social contribution charges arising from: Share of profit or (loss) of associates and joint ventures net 4,423 169 165 Foreign exchange variation on investiments abroad 4,381 397 (4,313) Interest on capital 3,791 3,873 3,617 Corporate reorganizations (Note 2.4 a IV) 628 628 628 Dividends and interest on external debt bonds 516 420 365 (*) (2,529) 3,736 11,697 Other nondeductible expenses net of non taxable income Income tax and social contribution expenses (2,564) (4,539) (3,898) Related to temporary differences Increase (reversal) for the period (2,650) (2,888) (9,827) Increase (reversal) of prior periods 245 70 62 (Expenses) / Income related to deferred taxes (2,405) (2,818) (9,765) Total income tax and social contribution expenses (4,969) (7,357) (13,663) (*) Includes temporary (additions) and exclusions. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 106

b) Deferred taxes I - The deferred tax asset balance and its changes, segregated based on its origin and disbursements, are represented by: Realization / 12/31/2017 Increase 12/31/2018 Reversal Reflected in income 48,810 (23,511) 11,953 37,252 Provision for expected loss 24,686 (9,746) 3,623 18,563 Related to tax losses and social contribution loss carryforwards 7,595 (3,649) 445 4,391 Provision for profit sharing 1,829 (1,829) 1,844 1,844 2,228 (1,843) 1,344 1,729 Provision for devaluation of securities with permanent impairment Provision 5,194 (2,124) 1,394 4,464 Civil lawsuits 1,974 (610) 222 1,586 Labor claims 2,200 (1,280) 1,117 2,037 Tax and social security 1,020 (234) 55 841 Goodwill on purchase of investments 141 (163) 82 60 Legal liabilities 488 (61) 249 676 Adjustments of operations carried out on the futures settlement market 277 (277) 98 98 Adjustment to Fair Value of Financial Assets - At Fair Value Through Profit 429 (429) 631 631 or Loss Provision related to health insurance operations 341 (5) 7 343 5,602 (3,385) 2,236 4,453 Other Reflected in stockholders’ equity 2,192 (785) 481 1,888 Corporate reorganizations (Note 2.4 a IV) 628 (628) - - Adjustment to Fair Value of Financial Assets - At Fair Value Through Other 327 (157) 213 383 Comprehensive Income Cash flow hedge 983 - 166 1,149 Other 254 - 102 356 (1)(2) Total 51,002 (24,296) 12,434 39,140 (1) Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and total R$ 32,781 and R$ 447, respectively. (2) The accounting records of deferred tax assets on income tax losses and/or social contribution loss carryforwards, as well as those arising from temporary differences, are based on technical feasibility studies which consider the expected generation of future taxable income, considering the history of profitability for each subsidiary individually, and for the consolidated taken as a whole. Realization / 12/31/2016 Increase 12/31/2017 Reversal Reflected in income 49,841 (16,347) 15,316 48,810 Provision for expected loss 27,510 (9,453) 6,629 24,686 Related to tax losses and social contribution loss carryforwards 6,981 (197) 811 7,595 Provision for profit sharing 1,541 (1,541) 1,829 1,829 Provision for devaluation of securities with permanent impairment 1,727 - 501 2,228 Provision 5,704 (2,733) 2,223 5,194 1,955 (576) 595 1,974 Civil lawsuits Labor claims 2,167 (1,233) 1,266 2,200 Tax and social security 1,582 (924) 362 1,020 Goodwill on purchase of investments 165 (758) 734 141 Legal liabilities 387 (557) 658 488 Adjustments of operations carried out in futures settlement market 485 (239) 31 277 Adjustment to Fair Value of Financial Assets - At Fair Value Through Profit 243 (243) 429 429 or Loss Provision related to health insurance operations 300 - 41 341 Other 4,798 (626) 1,430 5,602 Reflected in stockholders’ equity 3,123 (1,072) 141 2,192 Corporate reorganizations (Note 2.4 a IV) 1,256 (628) - 628 Adjustment to Fair Value of Financial Assets - At Fair Value Through Other 771 (444) - 327 Comprehensive Income Cash flow hedge 843 - 140 983 Other 253 - 1 254 (*) Total 52,964 (17,419) 15,457 51,002 (*) Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and total R$ 35,869 and R$ 391, respectively. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 107 b) Deferred taxes I - The deferred tax asset balance and its changes, segregated based on its origin and disbursements, are represented by: Realization / 12/31/2017 Increase 12/31/2018 Reversal Reflected in income 48,810 (23,511) 11,953 37,252 Provision for expected loss 24,686 (9,746) 3,623 18,563 Related to tax losses and social contribution loss carryforwards 7,595 (3,649) 445 4,391 Provision for profit sharing 1,829 (1,829) 1,844 1,844 2,228 (1,843) 1,344 1,729 Provision for devaluation of securities with permanent impairment Provision 5,194 (2,124) 1,394 4,464 Civil lawsuits 1,974 (610) 222 1,586 Labor claims 2,200 (1,280) 1,117 2,037 Tax and social security 1,020 (234) 55 841 Goodwill on purchase of investments 141 (163) 82 60 Legal liabilities 488 (61) 249 676 Adjustments of operations carried out on the futures settlement market 277 (277) 98 98 Adjustment to Fair Value of Financial Assets - At Fair Value Through Profit 429 (429) 631 631 or Loss Provision related to health insurance operations 341 (5) 7 343 5,602 (3,385) 2,236 4,453 Other Reflected in stockholders’ equity 2,192 (785) 481 1,888 Corporate reorganizations (Note 2.4 a IV) 628 (628) - - Adjustment to Fair Value of Financial Assets - At Fair Value Through Other 327 (157) 213 383 Comprehensive Income Cash flow hedge 983 - 166 1,149 Other 254 - 102 356 (1)(2) Total 51,002 (24,296) 12,434 39,140 (1) Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and total R$ 32,781 and R$ 447, respectively. (2) The accounting records of deferred tax assets on income tax losses and/or social contribution loss carryforwards, as well as those arising from temporary differences, are based on technical feasibility studies which consider the expected generation of future taxable income, considering the history of profitability for each subsidiary individually, and for the consolidated taken as a whole. Realization / 12/31/2016 Increase 12/31/2017 Reversal Reflected in income 49,841 (16,347) 15,316 48,810 Provision for expected loss 27,510 (9,453) 6,629 24,686 Related to tax losses and social contribution loss carryforwards 6,981 (197) 811 7,595 Provision for profit sharing 1,541 (1,541) 1,829 1,829 Provision for devaluation of securities with permanent impairment 1,727 - 501 2,228 Provision 5,704 (2,733) 2,223 5,194 1,955 (576) 595 1,974 Civil lawsuits Labor claims 2,167 (1,233) 1,266 2,200 Tax and social security 1,582 (924) 362 1,020 Goodwill on purchase of investments 165 (758) 734 141 Legal liabilities 387 (557) 658 488 Adjustments of operations carried out in futures settlement market 485 (239) 31 277 Adjustment to Fair Value of Financial Assets - At Fair Value Through Profit 243 (243) 429 429 or Loss Provision related to health insurance operations 300 - 41 341 Other 4,798 (626) 1,430 5,602 Reflected in stockholders’ equity 3,123 (1,072) 141 2,192 Corporate reorganizations (Note 2.4 a IV) 1,256 (628) - 628 Adjustment to Fair Value of Financial Assets - At Fair Value Through Other 771 (444) - 327 Comprehensive Income Cash flow hedge 843 - 140 983 Other 253 - 1 254 (*) Total 52,964 (17,419) 15,457 51,002 (*) Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and total R$ 35,869 and R$ 391, respectively. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 107

II - The provision for deferred tax and contributions and respective changes are as follows: Realization / 12/31/2017 Increase 12/31/2018 reversal Reflected in income 14,569 (11,385) 2,960 6,144 Depreciation in excess – finance lease 613 (267) - 346 Adjustment of escrow deposits and provisions 1,280 (11) 79 1,348 Post-employment benefits 304 (143) 126 287 Adjustments of operations carried out on the futures settlement market 1,421 (1,421) 923 923 Adjustment to Fair Value of Financial Assets - At Fair Value Through Profit or 7,592 (7,592) 1,790 1,790 Loss Taxation of results abroad – capital gains 1,973 (1,314) - 659 Other 1,386 (637) 42 791 Reflected in stockholders’ equity 955 (311) 18 662 Adjustment to Fair Value of Financial Assets - At Fair Value Through Other 767 (302) 9 474 Comprehensive Income Cash flow hedge 166 - 2 168 9 (9) 7 7 Post-employment benefits 13 - - 13 Other (*) Total 15,524 (11,696) 2,978 6,806 (*) Deferred income tax and social contribution asset and liabilities are recorded in the balance sheet offset by a taxable entity and total R$ 32,781 and R$ 447, respectively. Realization / 12/31/2016 Increase 12/31/2017 reversal Reflected in income 13,507 (8,716) 9,778 14,569 Depreciation in excess – finance lease 936 (323) - 613 Adjustment of escrow deposits and provisions 1,193 (179) 266 1,280 Post-employment benefits 233 - 71 304 Adjustments of operations carried out on the futures settlement market 1,095 - 326 1,421 Adjustment to Fair Value of Financial Assets - At Fair Value Through Profit or 7,293 (7,293) 7,592 7,592 Loss Taxation of results abroad – capital gains 1,502 - 471 1,973 Other 1,255 (921) 1,052 1,386 Reflected in stockholders’ equity 968 (129) 116 955 Adjustment to Fair Value of Financial Assets - At Fair Value Through Other 836 (82) 13 767 Comprehensive Income Cash flow hedge 63 - 103 166 Post-employment benefits 35 (26) - 9 Other 34 (21) - 13 (*) Total 14,475 (8,845) 9,894 15,524 (*) Deferred income tax and social contribution asset and liabilities are recorded in the balance sheet offset by a taxable entity and total R$ 35,869 and R$ 391, respectively. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 108 II - The provision for deferred tax and contributions and respective changes are as follows: Realization / 12/31/2017 Increase 12/31/2018 reversal Reflected in income 14,569 (11,385) 2,960 6,144 Depreciation in excess – finance lease 613 (267) - 346 Adjustment of escrow deposits and provisions 1,280 (11) 79 1,348 Post-employment benefits 304 (143) 126 287 Adjustments of operations carried out on the futures settlement market 1,421 (1,421) 923 923 Adjustment to Fair Value of Financial Assets - At Fair Value Through Profit or 7,592 (7,592) 1,790 1,790 Loss Taxation of results abroad – capital gains 1,973 (1,314) - 659 Other 1,386 (637) 42 791 Reflected in stockholders’ equity 955 (311) 18 662 Adjustment to Fair Value of Financial Assets - At Fair Value Through Other 767 (302) 9 474 Comprehensive Income Cash flow hedge 166 - 2 168 9 (9) 7 7 Post-employment benefits 13 - - 13 Other (*) Total 15,524 (11,696) 2,978 6,806 (*) Deferred income tax and social contribution asset and liabilities are recorded in the balance sheet offset by a taxable entity and total R$ 32,781 and R$ 447, respectively. Realization / 12/31/2016 Increase 12/31/2017 reversal Reflected in income 13,507 (8,716) 9,778 14,569 Depreciation in excess – finance lease 936 (323) - 613 Adjustment of escrow deposits and provisions 1,193 (179) 266 1,280 Post-employment benefits 233 - 71 304 Adjustments of operations carried out on the futures settlement market 1,095 - 326 1,421 Adjustment to Fair Value of Financial Assets - At Fair Value Through Profit or 7,293 (7,293) 7,592 7,592 Loss Taxation of results abroad – capital gains 1,502 - 471 1,973 Other 1,255 (921) 1,052 1,386 Reflected in stockholders’ equity 968 (129) 116 955 Adjustment to Fair Value of Financial Assets - At Fair Value Through Other 836 (82) 13 767 Comprehensive Income Cash flow hedge 63 - 103 166 Post-employment benefits 35 (26) - 9 Other 34 (21) - 13 (*) Total 14,475 (8,845) 9,894 15,524 (*) Deferred income tax and social contribution asset and liabilities are recorded in the balance sheet offset by a taxable entity and total R$ 35,869 and R$ 391, respectively. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 108

III - The estimate of realization and present value of tax credits and from the Provision for Deferred Income Tax and Social Contribution existing at 12/31/2018, are: Deferred tax assets Net Year of Tax loss / social Deferred tax Temporary % deferred % realization % contribution loss % Total % liabilities taxes differences carryforwards 2019 10,808 31% 1,394 32% 12,202 31% (1,333) 20% 10,869 33% 2020 12,961 38% 751 17% 13,712 35% (1,258) 18% 12,454 39% 2021 4,575 13% 614 14% 5,189 13% (432) 6% 4,757 15% 2022 813 2% 395 9% 1,208 3% (1,069) 16% 139 0% 2023 685 2% 157 3% 842 2% (142) 2% 700 2% After 2023 4,907 14% 1,080 25% 5,987 16% (2,572) 38% 3,415 11% Total 34,749 100% 4,391 100% 39,140 100% (6,806) 100% 32,334 100% (*) Present value 31,526 3,859 35,384 (5,735) 29,649 (*) The average funding rate, net of tax effects, was used to determine the present value. The projections of future taxable income include estimates related to macroeconomic variables, exchange rates, interest rates, volume of financial operations and services fees and others, which can vary in relation to actual data and amounts. Net income in the financial statements is not directly related to the taxable income, due to differences between the accounting criteria and tax legislation, in addition to corporate aspects. Accordingly, it is recommended that changes in realization of deferred tax assets presented below is not considered as an indication of future net income. On December 31, 2018, Social Contribution deferred tax assets are recorded at 15% due to the end of temporary effects brought by Law No. 13,169/15, which increased the social contribution tax rate from 15% to 20% until December 31, 2018. As at 12/31/2018 and 12/31/2017, there are no unrecognized tax credits. c) Tax liabilities 12/31/2018 12/31/2017 Taxes and contributions on income payable 615 1,752 Other Taxes and Contributions payable 1,443 1,423 Provision for deferred income tax and social contribution (Note 24b II) 447 391 Other 2,779 4,270 Total 5,284 7,836 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 109 III - The estimate of realization and present value of tax credits and from the Provision for Deferred Income Tax and Social Contribution existing at 12/31/2018, are: Deferred tax assets Net Year of Tax loss / social Deferred tax Temporary % deferred % realization % contribution loss % Total % liabilities taxes differences carryforwards 2019 10,808 31% 1,394 32% 12,202 31% (1,333) 20% 10,869 33% 2020 12,961 38% 751 17% 13,712 35% (1,258) 18% 12,454 39% 2021 4,575 13% 614 14% 5,189 13% (432) 6% 4,757 15% 2022 813 2% 395 9% 1,208 3% (1,069) 16% 139 0% 2023 685 2% 157 3% 842 2% (142) 2% 700 2% After 2023 4,907 14% 1,080 25% 5,987 16% (2,572) 38% 3,415 11% Total 34,749 100% 4,391 100% 39,140 100% (6,806) 100% 32,334 100% (*) Present value 31,526 3,859 35,384 (5,735) 29,649 (*) The average funding rate, net of tax effects, was used to determine the present value. The projections of future taxable income include estimates related to macroeconomic variables, exchange rates, interest rates, volume of financial operations and services fees and others, which can vary in relation to actual data and amounts. Net income in the financial statements is not directly related to the taxable income, due to differences between the accounting criteria and tax legislation, in addition to corporate aspects. Accordingly, it is recommended that changes in realization of deferred tax assets presented below is not considered as an indication of future net income. On December 31, 2018, Social Contribution deferred tax assets are recorded at 15% due to the end of temporary effects brought by Law No. 13,169/15, which increased the social contribution tax rate from 15% to 20% until December 31, 2018. As at 12/31/2018 and 12/31/2017, there are no unrecognized tax credits. c) Tax liabilities 12/31/2018 12/31/2017 Taxes and contributions on income payable 615 1,752 Other Taxes and Contributions payable 1,443 1,423 Provision for deferred income tax and social contribution (Note 24b II) 447 391 Other 2,779 4,270 Total 5,284 7,836 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 109

Note 25 – Earnings per share a) Earning per share basic Net income attributable to ITAÚ UNIBANCO HOLDING’s shareholders is divided by the average number of outstanding shares in the period, excluding treasury shares. 01/01 to 01/01 to 01/01 to 12/31/2018 12/31/2017 12/31/2016 24,907 23,193 21,627 Net income attributable to owners of the parent company Minimum non-cumulative dividend on preferred shares (104) (105) (105) Retained earnings to be distributed to common equity owners in an amount per share equal to the minimum dividend payable to preferred equity owners (109) (110) (111) Retained earnings to be distributed, on a pro-rata basis, to common and preferred equity owners Common 12,599 11,828 11,002 Preferred 12,095 11,150 10,409 Total net income available to equity owners: 12,708 11,938 11,113 Common Preferred 12,199 11,255 10,514 Weighted average number of shares outstanding (Note 19a) Common 4,958,290,359 5,021,834,934 5,027,611,714 Preferred 4,759,872,085 4,734,030,111 4,756,823,490 Earnings per share - Basic – R$ Common 2.56 2.38 2.21 Preferred 2.56 2.38 2.21 b) Earnings per share diluted Calculated similarly to the basic earnings per share; however, it includes the conversion of all preferred shares potentially dilutable in the denominator. 01/01 to 01/01 to 01/01 to 12/31/2018 12/31/2017 12/31/2016 12,199 11,255 10,514 Total net income available to preferred equity owners 72 76 74 Dividend on preferred shares after dilution effects Net income available to preferred equity owners considering preferred shares after the dilution effect 12,271 11,331 10,588 Total net income available to ordinary equity owners 12,708 11,938 11,113 Dividend on preferred shares after dilution effects (72) (76) (74) Net income available to ordinary equity owners considering preferred shares after the dilution effect 12,636 11,862 11,039 Adjusted weighted average of shares (Note 19a) Common 4,958,290,359 5,021,834,934 5,027,611,714 Preferred 4,815,473,777 4,796,645,028 4,821,864,280 Preferred 4,759,872,085 4,734,030,111 4,756,823,490 Incremental from stock options granted under our share-based payment 55,601,692 62,614,917 65,040,790 Earnings per share - diluted – R$ Common 2.55 2.36 2.20 Preferred 2.55 2.36 2.20 Potential anti-dilution effects of shares under our share-based payment, excluded from the calculation of diluted earnings per share, totaled 538,312 preferred shares at 12/31/2017 and 13,938,070 preferred shares at 12/31/2016. In 2018 doesn't have this effect. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 110 Note 25 – Earnings per share a) Earning per share basic Net income attributable to ITAÚ UNIBANCO HOLDING’s shareholders is divided by the average number of outstanding shares in the period, excluding treasury shares. 01/01 to 01/01 to 01/01 to 12/31/2018 12/31/2017 12/31/2016 24,907 23,193 21,627 Net income attributable to owners of the parent company Minimum non-cumulative dividend on preferred shares (104) (105) (105) Retained earnings to be distributed to common equity owners in an amount per share equal to the minimum dividend payable to preferred equity owners (109) (110) (111) Retained earnings to be distributed, on a pro-rata basis, to common and preferred equity owners Common 12,599 11,828 11,002 Preferred 12,095 11,150 10,409 Total net income available to equity owners: 12,708 11,938 11,113 Common Preferred 12,199 11,255 10,514 Weighted average number of shares outstanding (Note 19a) Common 4,958,290,359 5,021,834,934 5,027,611,714 Preferred 4,759,872,085 4,734,030,111 4,756,823,490 Earnings per share - Basic – R$ Common 2.56 2.38 2.21 Preferred 2.56 2.38 2.21 b) Earnings per share diluted Calculated similarly to the basic earnings per share; however, it includes the conversion of all preferred shares potentially dilutable in the denominator. 01/01 to 01/01 to 01/01 to 12/31/2018 12/31/2017 12/31/2016 12,199 11,255 10,514 Total net income available to preferred equity owners 72 76 74 Dividend on preferred shares after dilution effects Net income available to preferred equity owners considering preferred shares after the dilution effect 12,271 11,331 10,588 Total net income available to ordinary equity owners 12,708 11,938 11,113 Dividend on preferred shares after dilution effects (72) (76) (74) Net income available to ordinary equity owners considering preferred shares after the dilution effect 12,636 11,862 11,039 Adjusted weighted average of shares (Note 19a) Common 4,958,290,359 5,021,834,934 5,027,611,714 Preferred 4,815,473,777 4,796,645,028 4,821,864,280 Preferred 4,759,872,085 4,734,030,111 4,756,823,490 Incremental from stock options granted under our share-based payment 55,601,692 62,614,917 65,040,790 Earnings per share - diluted – R$ Common 2.55 2.36 2.20 Preferred 2.55 2.36 2.20 Potential anti-dilution effects of shares under our share-based payment, excluded from the calculation of diluted earnings per share, totaled 538,312 preferred shares at 12/31/2017 and 13,938,070 preferred shares at 12/31/2016. In 2018 doesn't have this effect. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 110

Note 26 – Post-employment benefits ITAÚ UNIBANCO HOLDING, through its subsidiaries, sponsors retirement plans to its employees. Retirement plans are managed by Closed-end Private Pension Entities (EFPC) and are closed to new adhesions. These entities have an independent structure and manage their plans according to the characteristics of their regulations. There are three types of retirement plans: • Defined Benefit Plans (BD): plans which scheduled benefits have their value established in advance, based on salaries and/or length of service of employees, and its cost is actuarially determined; • Defined Contribution Plans (CD): are those plans which scheduled benefits have their value permanently adjusted to the investments balance, kept in favor of the participant, including in the benefit concession phase, considering net proceedings of its investment, amounts contributed and benefits paid; and • Variable Contribution Plans (CV): in this type of plan, scheduled benefits present a combination of characteristics of defined contribution and defined benefit modalities, and the benefit is actuarially determined based on the investment accumulated by the participant on the eligibility date. Below is a list of benefit plans and their modalities: Entity Benefit plan Modality Supplementary retirement plan Supplementary Retirement Plan – Flexible Premium Annuity Franprev benefit plan – PBF 002 benefit plan - PB002 Prebeg benefit plan Defined Benefit UBB PREV defined benefit plan Benefit Plan II Itaulam basic plan Fundação Itaú Unibanco - Previdência Itaú Defined Benefit Plan Complementar REDECARD Retirement Plan ITAUCARD Retirement Defined Benefit Plan Itaubanco Defined Contribution Plan Itaubank Retirement Plan Defined Contribution REDECARD Pension Plan Unibanco Pension Plan Itaulam Supplementary Plan Itaú Defined Contribution Plan Variable Contribution REDECARD Retirement Plan ITAUCARD Supplementary Retirement Plan FUNBEP Fundo de Pensão Funbep I Benefit Plan Defined Benefit Multipatrocinado Funbep II Benefit Plan Variable Contribution The modality of Defined Contribution plans have funds composed by the portions of sponsors’ contributions not yet included in the participant’s account balance due to loss of eligibility to the benefit, as well as of resources arising from the migration of retirement plans in defined benefit modality. The fund is used for future contributions to the individual participants' accounts, according to the rules of the respective benefit plan regulation. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 111 Note 26 – Post-employment benefits ITAÚ UNIBANCO HOLDING, through its subsidiaries, sponsors retirement plans to its employees. Retirement plans are managed by Closed-end Private Pension Entities (EFPC) and are closed to new adhesions. These entities have an independent structure and manage their plans according to the characteristics of their regulations. There are three types of retirement plans: • Defined Benefit Plans (BD): plans which scheduled benefits have their value established in advance, based on salaries and/or length of service of employees, and its cost is actuarially determined; • Defined Contribution Plans (CD): are those plans which scheduled benefits have their value permanently adjusted to the investments balance, kept in favor of the participant, including in the benefit concession phase, considering net proceedings of its investment, amounts contributed and benefits paid; and • Variable Contribution Plans (CV): in this type of plan, scheduled benefits present a combination of characteristics of defined contribution and defined benefit modalities, and the benefit is actuarially determined based on the investment accumulated by the participant on the eligibility date. Below is a list of benefit plans and their modalities: Entity Benefit plan Modality Supplementary retirement plan Supplementary Retirement Plan – Flexible Premium Annuity Franprev benefit plan – PBF 002 benefit plan - PB002 Prebeg benefit plan Defined Benefit UBB PREV defined benefit plan Benefit Plan II Itaulam basic plan Fundação Itaú Unibanco - Previdência Itaú Defined Benefit Plan Complementar REDECARD Retirement Plan ITAUCARD Retirement Defined Benefit Plan Itaubanco Defined Contribution Plan Itaubank Retirement Plan Defined Contribution REDECARD Pension Plan Unibanco Pension Plan Itaulam Supplementary Plan Itaú Defined Contribution Plan Variable Contribution REDECARD Retirement Plan ITAUCARD Supplementary Retirement Plan FUNBEP Fundo de Pensão Funbep I Benefit Plan Defined Benefit Multipatrocinado Funbep II Benefit Plan Variable Contribution The modality of Defined Contribution plans have funds composed by the portions of sponsors’ contributions not yet included in the participant’s account balance due to loss of eligibility to the benefit, as well as of resources arising from the migration of retirement plans in defined benefit modality. The fund is used for future contributions to the individual participants' accounts, according to the rules of the respective benefit plan regulation. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 111

a) Main Actuarial Assumptions Actuarial assumptions of demographic and financial nature should reflect the best estimated about the variables that determine the post-employment benefit amounts. The main demographic assumptions comprise: mortality table and turnover of active participants and the main financial assumptions include: discount rate, future salary increases, growth of plan benefits and inflation. 12/31/2018 12/31/2017 12/31/2016 (1) Discount rate 9.72% p.a. 9.98% p.a. 10.24% a.a. (2) Mortality table AT-2000 AT-2000 AT-2000 (3) Turnover Itaú Experience 2008/2010 Itaú Experience 2008/2010 Exp.Itaú 2008/2010 Future salary growth 4.00% to 7.12 % p.a. 5.04% to 7.12 % p.a. 5.04% to 7.12% p.a. Growth of the pension fund benefits 4.00 % p.a. 4.00 % p.a. 4.00% p.a. Inflation 4.00 % p.a. 4.00 % p.a. 4.00% p.a. Actuarial method Projected Unit Credit Projected Unit Credit Cred.Unit.Projet. (1) Determined based on market yield related to National Treasury Notes (NTN-B) and compatible with the economic scenario observed on the balance sheet closing date, considering the volatility of interest market and models used. (2) Correspond to those disclosed by SOA – Society of Actuaries, that reflect a 10% increase in the probabilities of survival regarding the respective basic tables. (3) Updated to the new expectation of mass behavior. Retired plans sponsored by foreign subsidiaries - Banco Itaú (Suisse) S.A., Itaú CorpBanca Colombia S.A. and PROSERV - Promociones y Servicios S.A. de C.V. - are structured as Defined Benefit modality and adopt actual assumptions adequate to masses of participants and the economic scenario of each country. b) Risk Management The EFPCs sponsored by ITAÚ UNIBANCO HOLDING are regulated by the National Council for Complementary Pension (CNPC) and PREVIC, has an Executive Board, Advisory and Tax Councils. Benefits offered have long-tem characteristics and the main factors involved in the management and measurement of their risks are financial risk, inflation risk and biometric risk. - Financial Risk – the actuarial liability is calculated by adopting a discount rate different from rates earned in investments. If real income from plan investments is lower than yield expected, this may give rise to a deficit. To mitigate this risk and assure the capacity to pay long-term benefits, the plans have a significant percentage of fixed-income securities pegged to the plan commitments, aiming at minimizing volatility and risk of mismatch between assets and liabilities. - Inflation risk – a large part of liabilities is pegged to inflation risk, making actuarial liabilities sensitive to increase in rates. To mitigate this risk, the same financial risks mitigation strategies are used. - Biometric Risk – plans that have any obligation actuarially assessed are exposed to biometric risk. In the event the mortality tables used are not adherent to the mass of plan participants, a deficit or surplus may arise in actuarial evaluation. To mitigate this risk, adherence tests to biometric assumptions are conducted to ensure their adequacy to liabilities of respective plans. For purposes of registering in the balance sheet the EFPCs that manage them, actuarial liabilities of plans use discount rate adherent to its asset portfolio and income and expense flows, according to a study preparedby an independent consulting company. The actuarial method used is the aggregate method, through which the plan costing Is defined by the difference between its equity coverage and the current value of its future liabilities. Observing the methodology established in the respective actuarial technical note. In the event deficit is verified in the concession period above the settlement limits set forth by the legislation in force, a debt agreement is entered into with the sponsor with financial guarantees. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 112 a) Main Actuarial Assumptions Actuarial assumptions of demographic and financial nature should reflect the best estimated about the variables that determine the post-employment benefit amounts. The main demographic assumptions comprise: mortality table and turnover of active participants and the main financial assumptions include: discount rate, future salary increases, growth of plan benefits and inflation. 12/31/2018 12/31/2017 12/31/2016 (1) Discount rate 9.72% p.a. 9.98% p.a. 10.24% a.a. (2) Mortality table AT-2000 AT-2000 AT-2000 (3) Turnover Itaú Experience 2008/2010 Itaú Experience 2008/2010 Exp.Itaú 2008/2010 Future salary growth 4.00% to 7.12 % p.a. 5.04% to 7.12 % p.a. 5.04% to 7.12% p.a. Growth of the pension fund benefits 4.00 % p.a. 4.00 % p.a. 4.00% p.a. Inflation 4.00 % p.a. 4.00 % p.a. 4.00% p.a. Actuarial method Projected Unit Credit Projected Unit Credit Cred.Unit.Projet. (1) Determined based on market yield related to National Treasury Notes (NTN-B) and compatible with the economic scenario observed on the balance sheet closing date, considering the volatility of interest market and models used. (2) Correspond to those disclosed by SOA – Society of Actuaries, that reflect a 10% increase in the probabilities of survival regarding the respective basic tables. (3) Updated to the new expectation of mass behavior. Retired plans sponsored by foreign subsidiaries - Banco Itaú (Suisse) S.A., Itaú CorpBanca Colombia S.A. and PROSERV - Promociones y Servicios S.A. de C.V. - are structured as Defined Benefit modality and adopt actual assumptions adequate to masses of participants and the economic scenario of each country. b) Risk Management The EFPCs sponsored by ITAÚ UNIBANCO HOLDING are regulated by the National Council for Complementary Pension (CNPC) and PREVIC, has an Executive Board, Advisory and Tax Councils. Benefits offered have long-tem characteristics and the main factors involved in the management and measurement of their risks are financial risk, inflation risk and biometric risk. - Financial Risk – the actuarial liability is calculated by adopting a discount rate different from rates earned in investments. If real income from plan investments is lower than yield expected, this may give rise to a deficit. To mitigate this risk and assure the capacity to pay long-term benefits, the plans have a significant percentage of fixed-income securities pegged to the plan commitments, aiming at minimizing volatility and risk of mismatch between assets and liabilities. - Inflation risk – a large part of liabilities is pegged to inflation risk, making actuarial liabilities sensitive to increase in rates. To mitigate this risk, the same financial risks mitigation strategies are used. - Biometric Risk – plans that have any obligation actuarially assessed are exposed to biometric risk. In the event the mortality tables used are not adherent to the mass of plan participants, a deficit or surplus may arise in actuarial evaluation. To mitigate this risk, adherence tests to biometric assumptions are conducted to ensure their adequacy to liabilities of respective plans. For purposes of registering in the balance sheet the EFPCs that manage them, actuarial liabilities of plans use discount rate adherent to its asset portfolio and income and expense flows, according to a study preparedby an independent consulting company. The actuarial method used is the aggregate method, through which the plan costing Is defined by the difference between its equity coverage and the current value of its future liabilities. Observing the methodology established in the respective actuarial technical note. In the event deficit is verified in the concession period above the settlement limits set forth by the legislation in force, a debt agreement is entered into with the sponsor with financial guarantees. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 112

c) Asset management The purpose of the management of the funds is the long-term balance between pension assets and liabilities with payment of benefits by exceeding actuarial goals (discount rate plus benefit adjustment index, established in the plan regulations). Below is a table with the allocation of assets by category, segmented into Quoted in an Active Market and Not Quoted in an Active Market: Types Fair value % Allocation 12/31/2018 12/31/2017 12/31/2016 12/31/2018 12/31/2017 12/31/2016 Fixed income securities 18,065 16,851 15,134 96.05% 95.81% 91.61% Quoted in an active market 17,775 16,281 14,751 94.51% 92.57% 89.29% 1.54% 3.24% 2.32% Non quoted in an active market 290 570 383 Variable income securities 24 19 685 0.13% 0.11% 4.15% Quoted in an active market 18 15 681 0.09% 0.09% 4.12% Non quoted in an active market 6 4 4 0.04% 0.02% 0.03% Structured investments 59 24 9 0.31% 0.14% 0.05% Quoted in an active market 1 1 1 0.01% 0.01% 0.01% Non quoted in an active market 58 23 8 0.30% 0.13% 0.04% Real estate 578 615 623 3.07% 3.49% 3.77% Loans to participants 82 79 69 0.44% 0.45% 0.42% Total 18,808 17,588 16,520 100.00% 100.00% 100.00% The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 11 (R$ 12 at 12/31/2017), and real estate rented to Group companies, with a fair value of R$ 487 (R$ 531 at 12/31/2017). d) Other post-employment benefits ITAÚ UNIBANCO HOLDING and its subsidiaries do not have additional liabilities related to post-employment benefits, except in cases arising from maintenance commitments assumed in acquisition agreements occurred over the years, as well as those benefits originated from judicial decision in the terms and conditions established, in which there is total or partial sponsorship of health care plan for a specific mass of former employees and their beneficiaries. Its costing is actuarially determined so as to ensure coverage maintenance. These plans are closed to new adhesions. Assumptions for discount rate, inflation, mortality table and actuarial method are the same used for retirement plans. In the last 3 years, ITAÚ UNIBANCO HOLDING used the percentage of 8.16% p.a. for medical inflation and the percentage of 3% p.a. for aging factor. Particularly in other post-employment benefits, there is medical inflation risk associated to increase in medical costs above expectation. To mitigate this risk, the same financial risks mitigation strategies are used. e) Net amount recognized in the balance sheet Following is the calculation of the net amount recognized in the 12/31/2018 Other post- BD and CV Plans CD Plans employment Total benefits 1 - Net assets of the plans 18,808 1,604 - 20,412 2 - Actuarial liabilities (15,493) - (282) (15,775) 3 - Asset restriction (*) (3,664) (939) - (4,603) 4 - Net amount recognized in the balance sheet (1+2+3) (349) 665 (282) 34 Amount recognized in Assets (Note 18a) 66 665 - 731 Amount recognized in Liabilities (Note 18b) (415) - (282) (697) 12/31/2017 Other post- BD and CV Plans CD Plans Total employment benefits 1 - Net assets of the plans 17,588 1,634 - 19,222 2 - Actuarial liabilities (14,491) - (257) (14,748) 3 - Asset restriction (*) (3,217) (912) - (4,129) 4 - Net amount recognized in the balance sheet (1+2+3) (120) 722 (257) 345 Amount recognized in Assets (Note 18a) 345 722 - 1,067 (465) - (257) (722) Amount recognized in Liabilities (Note 18b) 12/31/2016 Other post- BD and CV Plans CD Plans Total employment benefits 1 - Net assets of the plans 16,520 1,287 - 17,807 2 - Actuarial liabilities (13,723) - (221) (13,944) 3 - Asset restriction (*) (3,008) (491) - (3,499) 4 - Net amount recognized in the balance sheet (1+2+3) (211) 796 (221) 364 Amount recognized in Assets (Note 18a) 317 796 - 1,113 (528) - (221) (749) Amount recognized in Liabilities (Note 18b) (*) Corresponds to the excess of the present value of the available economic benefit, in conformity with paragraph 58 of IAS 19. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 113 c) Asset management The purpose of the management of the funds is the long-term balance between pension assets and liabilities with payment of benefits by exceeding actuarial goals (discount rate plus benefit adjustment index, established in the plan regulations). Below is a table with the allocation of assets by category, segmented into Quoted in an Active Market and Not Quoted in an Active Market: Types Fair value % Allocation 12/31/2018 12/31/2017 12/31/2016 12/31/2018 12/31/2017 12/31/2016 Fixed income securities 18,065 16,851 15,134 96.05% 95.81% 91.61% Quoted in an active market 17,775 16,281 14,751 94.51% 92.57% 89.29% 1.54% 3.24% 2.32% Non quoted in an active market 290 570 383 Variable income securities 24 19 685 0.13% 0.11% 4.15% Quoted in an active market 18 15 681 0.09% 0.09% 4.12% Non quoted in an active market 6 4 4 0.04% 0.02% 0.03% Structured investments 59 24 9 0.31% 0.14% 0.05% Quoted in an active market 1 1 1 0.01% 0.01% 0.01% Non quoted in an active market 58 23 8 0.30% 0.13% 0.04% Real estate 578 615 623 3.07% 3.49% 3.77% Loans to participants 82 79 69 0.44% 0.45% 0.42% Total 18,808 17,588 16,520 100.00% 100.00% 100.00% The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 11 (R$ 12 at 12/31/2017), and real estate rented to Group companies, with a fair value of R$ 487 (R$ 531 at 12/31/2017). d) Other post-employment benefits ITAÚ UNIBANCO HOLDING and its subsidiaries do not have additional liabilities related to post-employment benefits, except in cases arising from maintenance commitments assumed in acquisition agreements occurred over the years, as well as those benefits originated from judicial decision in the terms and conditions established, in which there is total or partial sponsorship of health care plan for a specific mass of former employees and their beneficiaries. Its costing is actuarially determined so as to ensure coverage maintenance. These plans are closed to new adhesions. Assumptions for discount rate, inflation, mortality table and actuarial method are the same used for retirement plans. In the last 3 years, ITAÚ UNIBANCO HOLDING used the percentage of 8.16% p.a. for medical inflation and the percentage of 3% p.a. for aging factor. Particularly in other post-employment benefits, there is medical inflation risk associated to increase in medical costs above expectation. To mitigate this risk, the same financial risks mitigation strategies are used. e) Net amount recognized in the balance sheet Following is the calculation of the net amount recognized in the 12/31/2018 Other post- BD and CV Plans CD Plans employment Total benefits 1 - Net assets of the plans 18,808 1,604 - 20,412 2 - Actuarial liabilities (15,493) - (282) (15,775) 3 - Asset restriction (*) (3,664) (939) - (4,603) 4 - Net amount recognized in the balance sheet (1+2+3) (349) 665 (282) 34 Amount recognized in Assets (Note 18a) 66 665 - 731 Amount recognized in Liabilities (Note 18b) (415) - (282) (697) 12/31/2017 Other post- BD and CV Plans CD Plans Total employment benefits 1 - Net assets of the plans 17,588 1,634 - 19,222 2 - Actuarial liabilities (14,491) - (257) (14,748) 3 - Asset restriction (*) (3,217) (912) - (4,129) 4 - Net amount recognized in the balance sheet (1+2+3) (120) 722 (257) 345 Amount recognized in Assets (Note 18a) 345 722 - 1,067 (465) - (257) (722) Amount recognized in Liabilities (Note 18b) 12/31/2016 Other post- BD and CV Plans CD Plans Total employment benefits 1 - Net assets of the plans 16,520 1,287 - 17,807 2 - Actuarial liabilities (13,723) - (221) (13,944) 3 - Asset restriction (*) (3,008) (491) - (3,499) 4 - Net amount recognized in the balance sheet (1+2+3) (211) 796 (221) 364 Amount recognized in Assets (Note 18a) 317 796 - 1,113 (528) - (221) (749) Amount recognized in Liabilities (Note 18b) (*) Corresponds to the excess of the present value of the available economic benefit, in conformity with paragraph 58 of IAS 19. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 113

f) Change in the net amount recognized in the balance sheet 12/31/2018 Ohter post- BD and CV plans CD plans employment Total benefit Recognized Pension plan Asset Recognized Recognized Net assets Actuarial liabilities Asset ceiling Liabilities amount fund ceiling amount amount Amounts at the beginning of the period 17,588 (14,491) (3,217) (120) 1,634 (912) 722 (257) 345 Amounts recognized in income (loss) (1+2+3) 1,700 (1,454) (321) (75) 157 (90) 67 (25) (33) - (69) - (69) - - 1 - Cost of current service - (69) 2 - Cost of past service - - - - - - - - (1) 1,700 (1,385) (321) (6) 157 (90) 67 (25) 36 3 - Net interest 580 (688) (126) (234) (102) 63 (39) Amounts recognized in stockholders´ equity (4+5+6) (19) (292) 4 - Effects on asset ceiling - - (126) (126) - 63 63 - (63) (2) (3) 566 (683) - (117) (102) (102) 5 - Remeasurements (19) (238) 14 (5) - 9 - - 6 - Exchange variation - 9 Other (7+8+9+10) (1,060) 1,140 - 80 (85) - (85) 19 14 (4) - - - - - - - - 7 - Receipt by allocation of funds (1,140) 1,140 - - - - 8 - Benefits paid 19 19 69 - - 69 (85) (85) 9 - Contributions from sponsor - (16) 11 - - 11 - - - 11 10 - Contributions from parcipants 18,808 (15,493) (3,664) (349) 1,604 (939) 665 (282) 34 Amounts end of the period 12/31/2017 Ohter post- BD and CV plans CD plans employment Total benefit Recognized Pension plan Asset Recognized Recognized Net assets Actuarial liabilities Asset ceiling Liabilities amount fund ceiling amount amount Amounts at the beginning of the period 16,520 (13,723) (3,008) (211) 1,287 (491) 796 (221) 364 1,639 (1,416) (307) (84) 126 (50) 76 (22) (30) Amounts recognized in income (loss) (1+2+3) - (69) - (69) - - - - (69) 1 - Cost of current service 2 - Cost of past service - - - - - - - - - (1) 1,639 (1,347) (307) (15) 126 (50) 76 (22) 39 3 - Net interest Amounts recognized in stockholders´ equity (4+5+6) 487 (493) 98 92 324 (371) (47) (28) 17 - - 97 97 (15) (371) (386) - (289) 4 - Effects on asset ceiling (2) (3) 485 (487) 1 (1) 339 - 339 (28) 310 5 - Remeasurements 2 (6) - (4) - - - - (4) 6 - Exchange variation Other (7+8+9+10) (1,058) 1,141 - 83 (103) - (103) 14 (6) (4) - - - - (12) - (12) - (12) 7 - Receipt by allocation of funds (1,141) 1,141 - - - - - 14 14 8 - Benefits paid 9 - Contributions from sponsor 71 - - 71 (91) - (91) - (20) 10 - Contributions from parcipants 12 - - 12 - - - - 12 17,588 (14,491) (3,217) (120) 1,634 (912) 722 (257) 345 Amounts end of the period 12/31/2016 Ohter post- BD and CV plans CD plans Total employment benefit Recognized Pension plan Asset Recognized Recognized Net assets Actuarial liabilities Asset ceiling Liabilities amount fund ceiling amount amount Amounts at the beginning of the period 13,633 (11,587) (2,134) (88) 2,229 (270) 1,959 (179) 1,692 1,483 (1,317) (241) (75) 269 (30) 239 (19) 145 Amounts recognized in income (loss) (1+2+3) - (62) - (62) - - - 1 - Cost of current service - (62) - - - - - - - 2 - Cost of past service - - (1) 1,483 (1,255) (241) (13) 269 (30) 239 (19) 207 3 - Net interest 2,300 (1,672) (633) (5) (817) (191) (1,008) Amounts recognized in stockholders´ equity (4+5+6) (36) (1,049) - - (633) (633) (1,053) (191) (1,244) - (1,877) 4 - Effects on asset ceiling (2) (3) 2,308 (1,715) - 593 236 - 236 5 - Remeasurements (36) 793 6 - Exchange variation (8) 43 - 35 - - - - 35 Other (7+8+9+10) (896) 853 - (43) (394) - (394) 13 (424) (4) - - - - (515) - (515) - (515) 7 - Receipt by allocation of funds (1,060) 1,060 - - - - - 8 - Benefits paid 13 13 9 - Contributions from sponsor 149 - - 149 121 - 121 - 270 15 - - 15 - - - 10 - Contributions from parcipants - 15 - (207) - (207) - - - - (207) 11 - Balance arising from the CorpBanca acquisition (Note 3) 16,520 (13,723) (3,008) (211) 1,287 (491) 796 (221) 364 Amounts end of the period (1) Corresponds to the amount calculated at 01/01/2018 based on the beginning amount (Net Assets, Actuarial Liabilities and Restriction of Assets), taking into account the estimated amount of payments/ receipts of benefits/ contributions, multiplied by the discount rate of 9.98% p.a.(at 01/01/2017 the rate used was 10.24% p.a.); (2) Remeasurements recorded in net assets and asset ceiling correspond to the income earned above/below the expected return rate; (3) The actual return on assets amounted to R$ 2,266 (R$ 2,124 at 12/31/2017). (4) Refers to distribution of excess pension fund from Itaubanco CD Plan. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 114 f) Change in the net amount recognized in the balance sheet 12/31/2018 Ohter post- BD and CV plans CD plans employment Total benefit Recognized Pension plan Asset Recognized Recognized Net assets Actuarial liabilities Asset ceiling Liabilities amount fund ceiling amount amount Amounts at the beginning of the period 17,588 (14,491) (3,217) (120) 1,634 (912) 722 (257) 345 Amounts recognized in income (loss) (1+2+3) 1,700 (1,454) (321) (75) 157 (90) 67 (25) (33) - (69) - (69) - - 1 - Cost of current service - (69) 2 - Cost of past service - - - - - - - - (1) 1,700 (1,385) (321) (6) 157 (90) 67 (25) 36 3 - Net interest 580 (688) (126) (234) (102) 63 (39) Amounts recognized in stockholders´ equity (4+5+6) (19) (292) 4 - Effects on asset ceiling - - (126) (126) - 63 63 - (63) (2) (3) 566 (683) - (117) (102) (102) 5 - Remeasurements (19) (238) 14 (5) - 9 - - 6 - Exchange variation - 9 Other (7+8+9+10) (1,060) 1,140 - 80 (85) - (85) 19 14 (4) - - - - - - - - 7 - Receipt by allocation of funds (1,140) 1,140 - - - - 8 - Benefits paid 19 19 69 - - 69 (85) (85) 9 - Contributions from sponsor - (16) 11 - - 11 - - - 11 10 - Contributions from parcipants 18,808 (15,493) (3,664) (349) 1,604 (939) 665 (282) 34 Amounts end of the period 12/31/2017 Ohter post- BD and CV plans CD plans employment Total benefit Recognized Pension plan Asset Recognized Recognized Net assets Actuarial liabilities Asset ceiling Liabilities amount fund ceiling amount amount Amounts at the beginning of the period 16,520 (13,723) (3,008) (211) 1,287 (491) 796 (221) 364 1,639 (1,416) (307) (84) 126 (50) 76 (22) (30) Amounts recognized in income (loss) (1+2+3) - (69) - (69) - - - - (69) 1 - Cost of current service 2 - Cost of past service - - - - - - - - - (1) 1,639 (1,347) (307) (15) 126 (50) 76 (22) 39 3 - Net interest Amounts recognized in stockholders´ equity (4+5+6) 487 (493) 98 92 324 (371) (47) (28) 17 - - 97 97 (15) (371) (386) - (289) 4 - Effects on asset ceiling (2) (3) 485 (487) 1 (1) 339 - 339 (28) 310 5 - Remeasurements 2 (6) - (4) - - - - (4) 6 - Exchange variation Other (7+8+9+10) (1,058) 1,141 - 83 (103) - (103) 14 (6) (4) - - - - (12) - (12) - (12) 7 - Receipt by allocation of funds (1,141) 1,141 - - - - - 14 14 8 - Benefits paid 9 - Contributions from sponsor 71 - - 71 (91) - (91) - (20) 10 - Contributions from parcipants 12 - - 12 - - - - 12 17,588 (14,491) (3,217) (120) 1,634 (912) 722 (257) 345 Amounts end of the period 12/31/2016 Ohter post- BD and CV plans CD plans Total employment benefit Recognized Pension plan Asset Recognized Recognized Net assets Actuarial liabilities Asset ceiling Liabilities amount fund ceiling amount amount Amounts at the beginning of the period 13,633 (11,587) (2,134) (88) 2,229 (270) 1,959 (179) 1,692 1,483 (1,317) (241) (75) 269 (30) 239 (19) 145 Amounts recognized in income (loss) (1+2+3) - (62) - (62) - - - 1 - Cost of current service - (62) - - - - - - - 2 - Cost of past service - - (1) 1,483 (1,255) (241) (13) 269 (30) 239 (19) 207 3 - Net interest 2,300 (1,672) (633) (5) (817) (191) (1,008) Amounts recognized in stockholders´ equity (4+5+6) (36) (1,049) - - (633) (633) (1,053) (191) (1,244) - (1,877) 4 - Effects on asset ceiling (2) (3) 2,308 (1,715) - 593 236 - 236 5 - Remeasurements (36) 793 6 - Exchange variation (8) 43 - 35 - - - - 35 Other (7+8+9+10) (896) 853 - (43) (394) - (394) 13 (424) (4) - - - - (515) - (515) - (515) 7 - Receipt by allocation of funds (1,060) 1,060 - - - - - 8 - Benefits paid 13 13 9 - Contributions from sponsor 149 - - 149 121 - 121 - 270 15 - - 15 - - - 10 - Contributions from parcipants - 15 - (207) - (207) - - - - (207) 11 - Balance arising from the CorpBanca acquisition (Note 3) 16,520 (13,723) (3,008) (211) 1,287 (491) 796 (221) 364 Amounts end of the period (1) Corresponds to the amount calculated at 01/01/2018 based on the beginning amount (Net Assets, Actuarial Liabilities and Restriction of Assets), taking into account the estimated amount of payments/ receipts of benefits/ contributions, multiplied by the discount rate of 9.98% p.a.(at 01/01/2017 the rate used was 10.24% p.a.); (2) Remeasurements recorded in net assets and asset ceiling correspond to the income earned above/below the expected return rate; (3) The actual return on assets amounted to R$ 2,266 (R$ 2,124 at 12/31/2017). (4) Refers to distribution of excess pension fund from Itaubanco CD Plan. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 114

g) Defined benefit contribution Estimated Contributions made contribution 01/01 to 01/01 to 01/01 to 2019 12/31/2018 12/31/2017 12/31/2016 Pension plan - FIU 47 58 58 78 Pension plan - FUNBEP 10 11 14 71 Total 57 69 72 149 h) Maturity profile of defined benefit liabilities Duration (*) 2019 2020 2021 2022 2023 2024 to 2028 Pension plan - FIU 10.88 799 824 859 894 929 5,184 Pension plan - FUNBEP 10.09 370 387 404 420 435 2,362 Other post-employment benefits 12.02 17 18 19 20 21 127 Total 1,186 1,229 1,282 1,334 1,385 7,673 (*) Average duration of plan´s actuarial liabilities. i) Sensitivity analysis To measure the effects of changes in the key assumptions, sensitivity tests were conducted in actuarial liabilities. The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders’ equity at the balance sheet date. This type of analysis is usually carried out under the ceteris paribus condition, in which the sensitivity of a system is measured when only one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below: BD and CV pension plans Other post-employment benefits Present Present value Stockholders´ Stockholders´ Main assumptions Income value of Income (*) (*) of liability equity equity liability Interest rate Increase by 0,5% (718) - 76 (15) - (15) Decrease by 0,5% 782 - (250) 17 - 17 Mortality rate Increase by 5% (160) - 45 (6) - (6) Decrease by 5% 167 - (48) 7 - 7 Medical inflation Increase by 1% - - - 33 - 33 Decrease by 1% - - - (2 8) - (28) (*) Net of effects of asset ceiling Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 115 g) Defined benefit contribution Estimated Contributions made contribution 01/01 to 01/01 to 01/01 to 2019 12/31/2018 12/31/2017 12/31/2016 Pension plan - FIU 47 58 58 78 Pension plan - FUNBEP 10 11 14 71 Total 57 69 72 149 h) Maturity profile of defined benefit liabilities Duration (*) 2019 2020 2021 2022 2023 2024 to 2028 Pension plan - FIU 10.88 799 824 859 894 929 5,184 Pension plan - FUNBEP 10.09 370 387 404 420 435 2,362 Other post-employment benefits 12.02 17 18 19 20 21 127 Total 1,186 1,229 1,282 1,334 1,385 7,673 (*) Average duration of plan´s actuarial liabilities. i) Sensitivity analysis To measure the effects of changes in the key assumptions, sensitivity tests were conducted in actuarial liabilities. The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders’ equity at the balance sheet date. This type of analysis is usually carried out under the ceteris paribus condition, in which the sensitivity of a system is measured when only one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below: BD and CV pension plans Other post-employment benefits Present Present value Stockholders´ Stockholders´ Main assumptions Income value of Income (*) (*) of liability equity equity liability Interest rate Increase by 0,5% (718) - 76 (15) - (15) Decrease by 0,5% 782 - (250) 17 - 17 Mortality rate Increase by 5% (160) - 45 (6) - (6) Decrease by 5% 167 - (48) 7 - 7 Medical inflation Increase by 1% - - - 33 - 33 Decrease by 1% - - - (2 8) - (28) (*) Net of effects of asset ceiling Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 115

Note 27 – Insurance contracts and private pension ITAÚ UNIBANCO HOLDING, through its subsidiaries, offers to the market insurance and private pension products, with the purpose of assuming risks and restoring the economic balance of insured’s equity affected. Products are offered through insurance brokers (third parties operating in the market and their own), Itaú Unibanco’s electronic channels and branches, in compliance with regulatory requirements, issued by the National Council of Private Insurance – CNSP and by the Superintendence of Private Insurance - SUSEP. I – Insurance Contract entered between the parties to protect the client’s goods, that, upon payment of a premium, is protected by means of replacement or pre-established financial compensation, against damages that may cause property or personal destabilization. ITAÚ UNIBANCO HOLDING insurance companies then recognize technical reserves, through specialized areas within the conglomerate, with the objective of indemnifying the policyholder's loss in the event of claims of insured risks. The insurance risks sold by insurance companies of ITAÚ UNIBANCO HOLDING are divided into property and casualty, that covers losses, damages or liabilities for assets or persons, and life insurance that includes coverage for death and personal accidents. II – Private pension Developed to ensure the maintenance of the quality of life of participants, as a supplement to the government plans, through long term investments, private pension products are divided into three major groups: · PGBL - Plan Generator of Benefits: The main objective of this plan is the accumulation of financial resources, but it can be purchased with additional risk coverage. Recommended for clients that file the full version of income tax return, because they can deduct contributions paid for tax purposes up to 12% of the annual taxable gross income. · VGBL - Redeemable Life Insurance: This is an insurance structured as a pension plan. Its taxation differs from the PGBL; in this case, the tax basis is the earned income. · FGB - Fund Generator of Benefits: This is a pension plan with minimum income guarantee, and possibility of receiving earnings from asset performance. Although there are plans still in existence, they are no longer sold. III – Technical reserves for insurance and private pension The technical provisions of insurance and private pension are recognized according to the technical notes approved by SUSEP and criteria established by current legislation, as follows: · Provision for unearned premiums (PPNG) - this provision is recognized, based on insurance premiums, for the coverage of amounts payable related to claims and expenses to be incurred. In the calculation, term to maturity of risks assumed and issued and risks in effect but not issued (PPNG- RVNE) in the policies or endorsements of contracts in force are considered , on a pro rata-die basis; · Provision for unsettled claims (PSL) - this provision is recognized for the coverage of expected amounts related reported and unpaid claims, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and income past-due, all gross of reinsurance operations and net of coinsurance operations. When required, it should contemplate IBNER (claims incurred but not sufficiently reported) adjustments for the aggregate development of claims reported but not paid, which mounts may be changed throughout the process up to final settlement; Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 116 Note 27 – Insurance contracts and private pension ITAÚ UNIBANCO HOLDING, through its subsidiaries, offers to the market insurance and private pension products, with the purpose of assuming risks and restoring the economic balance of insured’s equity affected. Products are offered through insurance brokers (third parties operating in the market and their own), Itaú Unibanco’s electronic channels and branches, in compliance with regulatory requirements, issued by the National Council of Private Insurance – CNSP and by the Superintendence of Private Insurance - SUSEP. I – Insurance Contract entered between the parties to protect the client’s goods, that, upon payment of a premium, is protected by means of replacement or pre-established financial compensation, against damages that may cause property or personal destabilization. ITAÚ UNIBANCO HOLDING insurance companies then recognize technical reserves, through specialized areas within the conglomerate, with the objective of indemnifying the policyholder's loss in the event of claims of insured risks. The insurance risks sold by insurance companies of ITAÚ UNIBANCO HOLDING are divided into property and casualty, that covers losses, damages or liabilities for assets or persons, and life insurance that includes coverage for death and personal accidents. II – Private pension Developed to ensure the maintenance of the quality of life of participants, as a supplement to the government plans, through long term investments, private pension products are divided into three major groups: · PGBL - Plan Generator of Benefits: The main objective of this plan is the accumulation of financial resources, but it can be purchased with additional risk coverage. Recommended for clients that file the full version of income tax return, because they can deduct contributions paid for tax purposes up to 12% of the annual taxable gross income. · VGBL - Redeemable Life Insurance: This is an insurance structured as a pension plan. Its taxation differs from the PGBL; in this case, the tax basis is the earned income. · FGB - Fund Generator of Benefits: This is a pension plan with minimum income guarantee, and possibility of receiving earnings from asset performance. Although there are plans still in existence, they are no longer sold. III – Technical reserves for insurance and private pension The technical provisions of insurance and private pension are recognized according to the technical notes approved by SUSEP and criteria established by current legislation, as follows: · Provision for unearned premiums (PPNG) - this provision is recognized, based on insurance premiums, for the coverage of amounts payable related to claims and expenses to be incurred. In the calculation, term to maturity of risks assumed and issued and risks in effect but not issued (PPNG- RVNE) in the policies or endorsements of contracts in force are considered , on a pro rata-die basis; · Provision for unsettled claims (PSL) - this provision is recognized for the coverage of expected amounts related reported and unpaid claims, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and income past-due, all gross of reinsurance operations and net of coinsurance operations. When required, it should contemplate IBNER (claims incurred but not sufficiently reported) adjustments for the aggregate development of claims reported but not paid, which mounts may be changed throughout the process up to final settlement; Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 116

· Provision for claims incurred and not reported (IBNR) - this provision is recognized for the coverage of expected unsettled amounts related to claims incurred but not reported up to the calculation base date, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and income, all gross of reinsurance operations and net of coinsurance operations; · Mathematical provisions for benefits to be granted (PMBAC) - recognized for the coverage of commitments assumed to participants or policyholders, based on the assumptions set forth in the contract, while the event that gave rise to the benefit and/or indemnity has not occurred; · Mathematical provisions for granted benefits (PMBC) - recognized for the coverage of commitments to payment of indemnities and/or benefits assumed with participants or insured parties, based on the assumptions established in the agreement, after the event has occurred. · Provision for financial surplus (PEF) - it is recognized to ensure the amounts intended for distribution of financial surplus, if the event is stated in the agreement. Corresponds to the financial income exceeding the minimum return guaranteed in the product; · Supplemental Coverage Reserve (PCC) - recognized when technical reserves are found to be insufficient, as shown by the Liability Adequacy Test, which follows specific provisions in the prevailing regulation; · Provision for redemptions and other amounts to be regularize (PVR) - this provision is recognized for the coverage of amounts related to redemptions to regularize, returns on premiums or funds, transfers requested but, for any reason, not yet transferred to the insurance company or open private pension entity beneficiary, and where premiums have been received but not quoted; · Provision for related expenses (PDR) - recognized for the coverage of expected amounts related to expenses on benefits and indemnities, due to events which have occurred and will occur. IV - Main information related to Insurance and Private Pension operations a) Indexes Sales ratio Loss ratio % % Main Insurance Lines 01/01 to 01/01 to 01/01 to 01/01 to 12/31/2018 12/31/2017 12/31/2018 12/31/2017 Group accident insurance 34.3 38.0 9.4 7.8 Individual accident 14.1 12.5 20.8 23.5 Commercial multiple peril 21.1 21.2 29.3 36.4 Internal credit 0.7 0.9 134.5 139.6 Mandatory insurance for personal injury caused by motor vehicles (DPVAT) - 1.2 - 84.5 Serious or terminal diseases 16.1 10.7 17.5 21.1 Extended warranty - assets 62.0 62.1 13.9 16.0 Credit Life 20.4 18.7 18.3 16.9 Income from Uncertain Events 20.3 16.3 17.1 18.4 Multiple risks 48.1 57.8 53.3 27.2 Home insurance in market policies – Credit Life 20.4 20.7 15.3 13.0 Group life 15.1 8.3 33.2 24.2 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 117 · Provision for claims incurred and not reported (IBNR) - this provision is recognized for the coverage of expected unsettled amounts related to claims incurred but not reported up to the calculation base date, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and income, all gross of reinsurance operations and net of coinsurance operations; · Mathematical provisions for benefits to be granted (PMBAC) - recognized for the coverage of commitments assumed to participants or policyholders, based on the assumptions set forth in the contract, while the event that gave rise to the benefit and/or indemnity has not occurred; · Mathematical provisions for granted benefits (PMBC) - recognized for the coverage of commitments to payment of indemnities and/or benefits assumed with participants or insured parties, based on the assumptions established in the agreement, after the event has occurred. · Provision for financial surplus (PEF) - it is recognized to ensure the amounts intended for distribution of financial surplus, if the event is stated in the agreement. Corresponds to the financial income exceeding the minimum return guaranteed in the product; · Supplemental Coverage Reserve (PCC) - recognized when technical reserves are found to be insufficient, as shown by the Liability Adequacy Test, which follows specific provisions in the prevailing regulation; · Provision for redemptions and other amounts to be regularize (PVR) - this provision is recognized for the coverage of amounts related to redemptions to regularize, returns on premiums or funds, transfers requested but, for any reason, not yet transferred to the insurance company or open private pension entity beneficiary, and where premiums have been received but not quoted; · Provision for related expenses (PDR) - recognized for the coverage of expected amounts related to expenses on benefits and indemnities, due to events which have occurred and will occur. IV - Main information related to Insurance and Private Pension operations a) Indexes Sales ratio Loss ratio % % Main Insurance Lines 01/01 to 01/01 to 01/01 to 01/01 to 12/31/2018 12/31/2017 12/31/2018 12/31/2017 Group accident insurance 34.3 38.0 9.4 7.8 Individual accident 14.1 12.5 20.8 23.5 Commercial multiple peril 21.1 21.2 29.3 36.4 Internal credit 0.7 0.9 134.5 139.6 Mandatory insurance for personal injury caused by motor vehicles (DPVAT) - 1.2 - 84.5 Serious or terminal diseases 16.1 10.7 17.5 21.1 Extended warranty - assets 62.0 62.1 13.9 16.0 Credit Life 20.4 18.7 18.3 16.9 Income from Uncertain Events 20.3 16.3 17.1 18.4 Multiple risks 48.1 57.8 53.3 27.2 Home insurance in market policies – Credit Life 20.4 20.7 15.3 13.0 Group life 15.1 8.3 33.2 24.2 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 117

b) Income related to insurance and private pension, net of reinsurance Premiums and contributions Main lines 01/01 to 01/01 to 01/01 to 12/31/2018 12/31/2017 12/31/2016 Group accident insurance 689 666 776 Individual accident 280 289 212 Commercial multiple peril 52 53 56 Internal Credit 78 64 63 Mandatory insurance for personal injury caused by motor vehicles (DPVAT) - 24 37 Serious or terminal diseases 188 172 166 Warranty extension - Assets - - 112 Disability Savings Pension 291 319 295 PGBL 2,193 2,084 1,955 Credit Life 879 621 570 Income from Uncertain Events 235 177 146 Multiple risks 209 151 162 Home Insurance in Market Policies – Credit Life 288 272 243 Traditional 122 129 142 VGBL 17,154 20,318 18,153 Group life 937 990 1,234 Other lines 502 547 433 Total 24,097 26,876 24,755 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 118 b) Income related to insurance and private pension, net of reinsurance Premiums and contributions Main lines 01/01 to 01/01 to 01/01 to 12/31/2018 12/31/2017 12/31/2016 Group accident insurance 689 666 776 Individual accident 280 289 212 Commercial multiple peril 52 53 56 Internal Credit 78 64 63 Mandatory insurance for personal injury caused by motor vehicles (DPVAT) - 24 37 Serious or terminal diseases 188 172 166 Warranty extension - Assets - - 112 Disability Savings Pension 291 319 295 PGBL 2,193 2,084 1,955 Credit Life 879 621 570 Income from Uncertain Events 235 177 146 Multiple risks 209 151 162 Home Insurance in Market Policies – Credit Life 288 272 243 Traditional 122 129 142 VGBL 17,154 20,318 18,153 Group life 937 990 1,234 Other lines 502 547 433 Total 24,097 26,876 24,755 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 118

c) Technical provisions balances Insurance Private Pension Total 12/31/2018 12/31/2017 12/31/2018 12/31/2017 12/31/2018 12/31/2017 Unearned premiums (PPNG) 2,111 1,883 13 15 2,124 1,898 Mathematical reserve for benefits to be granted (PMBAC) and benefits granted (PMBC) 195 173 195,348 175,992 195,543 176,165 Redemptions and Other Unsettled Amounts (PVR) 12 11 298 264 310 275 Financial surplus (PEF) 2 2 605 604 607 606 Unsettled claims (PSL) 548 560 43 34 591 594 Claims / events incurred but not reported (IBNR) 348 401 25 27 373 428 Related Expenses (PDR) 31 28 98 95 129 123 Other 562 406 948 737 1,510 1,143 Total 3,809 3,464 197,378 177,768 201,187 181,232 d) Change in technical provisions 12/31/2018 12/31/2017 Private Private Insurance Total Insurance Total pension pension Opening balance 3,464 177,768 181,232 3,926 150,150 154,076 (+) Additions arising from premiums / contribution 4,340 19,764 24,104 4,059 22,854 26,913 (-) Deferral of risk (3,937) (297) (4,234) (4,225) (323) (4,548) (-) Payment of claims / benefits (1,184) (580) (1,764) (1,228) (472) (1,700) (+) Reported claims 1,325 - 1,325 1,291 - 1,291 (-) Redemptions (1) (13,771) (13,772) (2) (12,534) (12,536) (+/-) Net portability - 3,758 3,758 - 3,436 3,436 (+) Adjustment of reserves and financial surplus 9 11,622 11,631 16 7,754 7,770 (+) Corporate Reorganization - - - (282) - (282) (+/-) Other (recognition / reversal) (207) (886) (1,093) (91) 6,903 6,812 Closing balance 3,809 197,378 201,187 3,464 177,768 181,232 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 119 c) Technical provisions balances Insurance Private Pension Total 12/31/2018 12/31/2017 12/31/2018 12/31/2017 12/31/2018 12/31/2017 Unearned premiums (PPNG) 2,111 1,883 13 15 2,124 1,898 Mathematical reserve for benefits to be granted (PMBAC) and benefits granted (PMBC) 195 173 195,348 175,992 195,543 176,165 Redemptions and Other Unsettled Amounts (PVR) 12 11 298 264 310 275 Financial surplus (PEF) 2 2 605 604 607 606 Unsettled claims (PSL) 548 560 43 34 591 594 Claims / events incurred but not reported (IBNR) 348 401 25 27 373 428 Related Expenses (PDR) 31 28 98 95 129 123 Other 562 406 948 737 1,510 1,143 Total 3,809 3,464 197,378 177,768 201,187 181,232 d) Change in technical provisions 12/31/2018 12/31/2017 Private Private Insurance Total Insurance Total pension pension Opening balance 3,464 177,768 181,232 3,926 150,150 154,076 (+) Additions arising from premiums / contribution 4,340 19,764 24,104 4,059 22,854 26,913 (-) Deferral of risk (3,937) (297) (4,234) (4,225) (323) (4,548) (-) Payment of claims / benefits (1,184) (580) (1,764) (1,228) (472) (1,700) (+) Reported claims 1,325 - 1,325 1,291 - 1,291 (-) Redemptions (1) (13,771) (13,772) (2) (12,534) (12,536) (+/-) Net portability - 3,758 3,758 - 3,436 3,436 (+) Adjustment of reserves and financial surplus 9 11,622 11,631 16 7,754 7,770 (+) Corporate Reorganization - - - (282) - (282) (+/-) Other (recognition / reversal) (207) (886) (1,093) (91) 6,903 6,812 Closing balance 3,809 197,378 201,187 3,464 177,768 181,232 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 119

V - Deferred acquisition costs They are recorded in assets and charges are shown in the table below: 12/31/2018 12/31/2017 Opening Balance 253 429 Increase 1,001 772 Amortization (845) (948) Closening Balance 409 253 Balance to be amortized in up to 12 months 334 209 Balance to be amortized after 12 months 75 44 VI - Table of Claims Development The amounts shown in the tables express the position at 12/31/2018, since the actuarial calculations are made semi-annually: (*) 591 Provision for unsettled claims (PSL) (-) IBNER 170 (-) Reinsurance 35 (-) Retrocession and other estimates (25) Liability claims presented in the development table (a + b) 411 (*) It stated in Note 27lV c at 12/31/2018. Changes in the amount of obligations of the ITAÚ UNIBANCO HOLDING may occur at the end of each annual reporting period. The table below shows the development by the claims incurred method. The first part of the table shows how the final loss estimate changes through time. The second part of the table reconciles the amounts pending payment and the liability disclosed in the balance sheet. a) Administratives claims - net of reinsurance Occurrence date 12/31/2014 12/31/2015 12/31/2016 12/31/2017 12/31/2018 Total At the end of reporting period 910 1,009 938 934 992 After 1 year 935 1,054 981 977 After 2 years 958 1,082 1,001 After 3 years 964 1,091 After 4 years 967 Current estimate 967 1,091 1,001 977 992 Accumulated payments through base date 962 1,078 978 956 815 4,789 Liabilities recognized in the balance sheet 5 13 23 21 178 240 Liabilities in relation to prior periods 12 Total administratives claims 252 b) Judicial claims - net of reinsurance Occurrence date 12/31/2014 12/31/2015 12/31/2016 12/31/2017 12/31/2018 Total At the end of reporting period 27 30 26 28 16 After 1 year 37 41 35 40 After 2 years 46 52 43 After 3 years 54 64 After 4 years 60 Current estimate 60 64 43 40 16 Accumulated payments through base date 45 49 34 30 10 168 Liabilities recognized in the balance sheet 15 15 10 10 5 55 Liabilities in relation to prior periods 104 159 Total judicial claims The breakdown of the table development of claims between administrative and legal evidences the reallocation of claims up to a certain base date and that become legal ones afterwards, which may give the wrong impression of need for adjusting the provisions in each breakdown. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 120 V - Deferred acquisition costs They are recorded in assets and charges are shown in the table below: 12/31/2018 12/31/2017 Opening Balance 253 429 Increase 1,001 772 Amortization (845) (948) Closening Balance 409 253 Balance to be amortized in up to 12 months 334 209 Balance to be amortized after 12 months 75 44 VI - Table of Claims Development The amounts shown in the tables express the position at 12/31/2018, since the actuarial calculations are made semi-annually: (*) 591 Provision for unsettled claims (PSL) (-) IBNER 170 (-) Reinsurance 35 (-) Retrocession and other estimates (25) Liability claims presented in the development table (a + b) 411 (*) It stated in Note 27lV c at 12/31/2018. Changes in the amount of obligations of the ITAÚ UNIBANCO HOLDING may occur at the end of each annual reporting period. The table below shows the development by the claims incurred method. The first part of the table shows how the final loss estimate changes through time. The second part of the table reconciles the amounts pending payment and the liability disclosed in the balance sheet. a) Administratives claims - net of reinsurance Occurrence date 12/31/2014 12/31/2015 12/31/2016 12/31/2017 12/31/2018 Total At the end of reporting period 910 1,009 938 934 992 After 1 year 935 1,054 981 977 After 2 years 958 1,082 1,001 After 3 years 964 1,091 After 4 years 967 Current estimate 967 1,091 1,001 977 992 Accumulated payments through base date 962 1,078 978 956 815 4,789 Liabilities recognized in the balance sheet 5 13 23 21 178 240 Liabilities in relation to prior periods 12 Total administratives claims 252 b) Judicial claims - net of reinsurance Occurrence date 12/31/2014 12/31/2015 12/31/2016 12/31/2017 12/31/2018 Total At the end of reporting period 27 30 26 28 16 After 1 year 37 41 35 40 After 2 years 46 52 43 After 3 years 54 64 After 4 years 60 Current estimate 60 64 43 40 16 Accumulated payments through base date 45 49 34 30 10 168 Liabilities recognized in the balance sheet 15 15 10 10 5 55 Liabilities in relation to prior periods 104 159 Total judicial claims The breakdown of the table development of claims between administrative and legal evidences the reallocation of claims up to a certain base date and that become legal ones afterwards, which may give the wrong impression of need for adjusting the provisions in each breakdown. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 120

VII - Liability Adequacy Test The ITAÚ UNIBANCO HOLDING carry out the Liability Adequacy Test, comparing the amount recognized for its technical reserves with the current estimate of cash flow of its future obligations. The estimate should consider all cash flows related to the business, which is the minimum requirement for carrying out the adequacy test. The Liability Adequacy Test did not indicate insufficiency in the periods ended of 2017 and 2016. In the period ended 2018, the test pointed out the need for recognizing an additional provision in the amount of R$ 270 million. The assumptions used in the test are periodically reviewed and are based on the best practices and the analysis of subsidiaries’ experience, therefore representing the best estimates for cash flow projections. Methodology and test grouping Specifically for insurance products, cash flows were projected using the method known as run-off triangle of quarterly frequency. For social security products, cash flows for the deferral and assignment phases are tested on a separate basis. The risk grouping criterion considers groups subject to similar risks that are jointly managed as a single portfolio. Biometric tables Biometric tables are instruments to measure the biometric risk represented by the probability of death, survival or disability of a participant. For death and survival estimates, the Brazilian Market Insurer Experience (BR-EMS) tables in effect are used, adjusted according to life expectancy development of Scale G, and the Álvaro Vindas table is adopted to estimate benefit requests for disability. Risk-free interest rate The relevant risk-free forward interest-rate structure is an indicator of the pure time value of money used to price the set of projected cash flows. The relevant structure of risk-free interest rate was obtained from the curve of securities deemed to be credit risk free, available in the Brazilian financial market and determined pursuant to an internal policy of ITAÚ UNIBANCO HOLDING, considering the addition of spread, which took into account the impact of the market result of Financial assets at amortized cost of the guarantee assets portfolio. Income conversion rate The income conversion rate represents the expected conversion of balances accumulated by participants in retirement benefits. The decision of conversion into income by participants is influenced by behavioral, economic and tax factors. Other assumptions Related expenses, cancellations and partial redemptions, future increases and contributions, among others, are assumptions that affect the estimate of projected cash flows since they represent expenses and income arising from insurance agreements assumed. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 121 VII - Liability Adequacy Test The ITAÚ UNIBANCO HOLDING carry out the Liability Adequacy Test, comparing the amount recognized for its technical reserves with the current estimate of cash flow of its future obligations. The estimate should consider all cash flows related to the business, which is the minimum requirement for carrying out the adequacy test. The Liability Adequacy Test did not indicate insufficiency in the periods ended of 2017 and 2016. In the period ended 2018, the test pointed out the need for recognizing an additional provision in the amount of R$ 270 million. The assumptions used in the test are periodically reviewed and are based on the best practices and the analysis of subsidiaries’ experience, therefore representing the best estimates for cash flow projections. Methodology and test grouping Specifically for insurance products, cash flows were projected using the method known as run-off triangle of quarterly frequency. For social security products, cash flows for the deferral and assignment phases are tested on a separate basis. The risk grouping criterion considers groups subject to similar risks that are jointly managed as a single portfolio. Biometric tables Biometric tables are instruments to measure the biometric risk represented by the probability of death, survival or disability of a participant. For death and survival estimates, the Brazilian Market Insurer Experience (BR-EMS) tables in effect are used, adjusted according to life expectancy development of Scale G, and the Álvaro Vindas table is adopted to estimate benefit requests for disability. Risk-free interest rate The relevant risk-free forward interest-rate structure is an indicator of the pure time value of money used to price the set of projected cash flows. The relevant structure of risk-free interest rate was obtained from the curve of securities deemed to be credit risk free, available in the Brazilian financial market and determined pursuant to an internal policy of ITAÚ UNIBANCO HOLDING, considering the addition of spread, which took into account the impact of the market result of Financial assets at amortized cost of the guarantee assets portfolio. Income conversion rate The income conversion rate represents the expected conversion of balances accumulated by participants in retirement benefits. The decision of conversion into income by participants is influenced by behavioral, economic and tax factors. Other assumptions Related expenses, cancellations and partial redemptions, future increases and contributions, among others, are assumptions that affect the estimate of projected cash flows since they represent expenses and income arising from insurance agreements assumed. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 121

Note 28 – Fair value of financial instruments In cases where market prices are not available, fair values are based on estimates using discounted cash flows or other valuation techniques. These techniques are significantly affected by the assumptions adopted, including the discount rate and estimate of future cash flows. The estimated fair value achieved through these techniques cannot be substantiated by comparison with independent markets and, in many cases, it cannot be realized in the immediate settlement of the instrument. The following table summarizes the carrying and estimated fair values for financial instruments: 12/31/2018 12/31/2017 Estimated Estimated fair Carrying value Carrying value fair value value Cash deposits on demand (a) 37,159 37,159 18,749 18,749 Financial assets 1,424,876 1,433,116 1,330,251 1,338,314 Central Bank compulsory deposits (a) 94,148 94,148 98,837 98,837 At Amortized Cost 994,759 1,002,999 905,729 913,792 Interbank deposits (b) 26,420 26,510 29,048 29,112 Securities purchased under agreements to resell (a) 280,136 280,136 244,707 244,707 Securities (c) 110,395 112,171 111,424 113,049 (*) (d) 536,091 542,465 497,719 504,093 Loan operations and lease operations portfolio Other financial assets (e) 75,090 75,090 59,568 59,568 (-) Provision for Expected Loss (33,373) (33,373) (36,737) (36,737) At Fair Value Through Other Comprehensive Income 49,323 49,323 52,149 52,149 Securities (c) 49,323 49,323 52,149 52,149 At Fair Value Through Profit or Loss 286,646 286,646 273,536 273,536 Securities (c) 263,180 263,180 250,693 250,693 Derivatives (c) 23,466 23,466 22,843 22,843 Financial liabilities 1,151,237 1,150,700 1,056,717 1,054,981 At Amortized Cost 1,119,734 1,119,197 1,024,584 1,022,848 Deposits (b) 463,424 463,363 402,938 402,911 Securities sold under repurchase agreements (a) 330,237 330,237 312,634 312,634 Interbank market debt (b) 134,670 134,533 124,587 124,257 Institutional market debt (b) 93,974 93,635 98,482 97,103 Other financial liabilities (e) 97,429 97,429 85,943 85,943 At Fair Value Through Profit or Loss 27,711 27,711 27,211 27,211 Derivatives (c) 27,519 27,519 26,746 26,746 Structured notes 192 192 465 465 Provision for Expected Loss 3,792 3,792 4,922 4,922 Loan Commitments 2,601 2,601 3,015 3,015 Financial Guarantees 1,191 1,191 1,907 1,907 (*) In the composition of balance there are operations designated at fair value through profit or loss, in the amount of R$ 102 at 12/31/2017. Financial instruments not included in the Balance Sheet (Note 32) are represented by Standby letters of credit and financial guarantees provided, which amount to R$ 76,852 (R$ 79,703 at 12/31/2017) with an estimated fair value of R$ 1,168 (R$ 935 at 12/31/2017). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 122 Note 28 – Fair value of financial instruments In cases where market prices are not available, fair values are based on estimates using discounted cash flows or other valuation techniques. These techniques are significantly affected by the assumptions adopted, including the discount rate and estimate of future cash flows. The estimated fair value achieved through these techniques cannot be substantiated by comparison with independent markets and, in many cases, it cannot be realized in the immediate settlement of the instrument. The following table summarizes the carrying and estimated fair values for financial instruments: 12/31/2018 12/31/2017 Estimated Estimated fair Carrying value Carrying value fair value value Cash deposits on demand (a) 37,159 37,159 18,749 18,749 Financial assets 1,424,876 1,433,116 1,330,251 1,338,314 Central Bank compulsory deposits (a) 94,148 94,148 98,837 98,837 At Amortized Cost 994,759 1,002,999 905,729 913,792 Interbank deposits (b) 26,420 26,510 29,048 29,112 Securities purchased under agreements to resell (a) 280,136 280,136 244,707 244,707 Securities (c) 110,395 112,171 111,424 113,049 (*) (d) 536,091 542,465 497,719 504,093 Loan operations and lease operations portfolio Other financial assets (e) 75,090 75,090 59,568 59,568 (-) Provision for Expected Loss (33,373) (33,373) (36,737) (36,737) At Fair Value Through Other Comprehensive Income 49,323 49,323 52,149 52,149 Securities (c) 49,323 49,323 52,149 52,149 At Fair Value Through Profit or Loss 286,646 286,646 273,536 273,536 Securities (c) 263,180 263,180 250,693 250,693 Derivatives (c) 23,466 23,466 22,843 22,843 Financial liabilities 1,151,237 1,150,700 1,056,717 1,054,981 At Amortized Cost 1,119,734 1,119,197 1,024,584 1,022,848 Deposits (b) 463,424 463,363 402,938 402,911 Securities sold under repurchase agreements (a) 330,237 330,237 312,634 312,634 Interbank market debt (b) 134,670 134,533 124,587 124,257 Institutional market debt (b) 93,974 93,635 98,482 97,103 Other financial liabilities (e) 97,429 97,429 85,943 85,943 At Fair Value Through Profit or Loss 27,711 27,711 27,211 27,211 Derivatives (c) 27,519 27,519 26,746 26,746 Structured notes 192 192 465 465 Provision for Expected Loss 3,792 3,792 4,922 4,922 Loan Commitments 2,601 2,601 3,015 3,015 Financial Guarantees 1,191 1,191 1,907 1,907 (*) In the composition of balance there are operations designated at fair value through profit or loss, in the amount of R$ 102 at 12/31/2017. Financial instruments not included in the Balance Sheet (Note 32) are represented by Standby letters of credit and financial guarantees provided, which amount to R$ 76,852 (R$ 79,703 at 12/31/2017) with an estimated fair value of R$ 1,168 (R$ 935 at 12/31/2017). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 122

The methods and assumptions adopted to estimate the fair value are defined below: a) Cash and deposits on demand, Central Bank compulsory deposits, Securities purchased under agreements to resell, Securities sold under repurchase agreements – The carrying amounts for these instruments approximate their fair values. b) Interbank deposits, Deposits, Interbank and Institutional Market Funds – they are calculated by discounting estimated cash flows at market interest rates. c) Securities and Derivatives - Under usual conditions, the prices quoted in the market are the best indicators of fair values of these financial instruments. However, not all instruments have liquidity or quoted market prices and, in such cases, it is necessary to adopt present value estimates and other techniques to establish their fair value. In the absence of the prices quoted by the Brazilian Association of Entities from Financial and Capital Markets (ANBIMA), the fair values of government securities are determined based on the interest rates provided by brokers. The fair values of corporate debt securities are calculated by discounting estimated cash flows at market interest rates. The fair values of shares are computed based on their prices quoted in the market. The fair values of derivative financial instruments were determined as follows: · Swaps: The cash flows are discounted to present value based on yield curves that reflect the appropriate risk factors drawn mainly based on the exchange price of derivatives at B3, of Brazilian government securities in the secondary market or derivatives and securities traded abroad. These yield curves may be used to obtain the fair value of currency swaps, interest rate swaps and swaps based on other risk factors (commodities, stock exchange indices, etc.). · Futures and forwards: Quotations on exchanges or criteria identical to those applied to swaps. · Options: determined based on mathematical models, such as Black & Scholes, using data, in general from Bloomberg, of implicit volatility, interest rate yield curve and fair value of the underlying asset. Current market prices of options are used to compute the implicit volatilities. · Loans: They are inversely related to the probability of default (PD) in a financial instrument subject to credit risk. The process of adjusting the market price of these spreads is based on the differences between the yield curves with and without credit risk. d) Loan operations and lease operations – Fair value is estimated based on groups of loans with similar financial and risk characteristics, using valuation models. The fair value of fixed-rate loans was determined by discounting estimated cash flows, applying current interest rates for similar loans. For the majority of loans at floating rate, the carrying amount was considered close to their fair value. The fair value of loan and lease operations not overdue was calculated by discounting the expected payments of principal and interest through maturity, at the aforementioned rates. The fair value of overdue loan and lease transactions was based on the discount of estimated cash flows, using a rate proportional to the risk associated with the estimated cash flows, or on the underlying collateral. The assumptions related to cash flows and discount rates are determined using information available in the market and the borrower’s specific information of the debtor. e) Other financial assets / liabilities – primarily composed of receivables from credit card issuers, deposits in guarantee for contingent liabilities, provisions and legal obligations and trading and intermediation of securities. The carrying amounts for these assets/liabilities substantially approximate their fair values, since they principally represent amounts to be received in the short term from credit card holders and to be paid to credit card acquirers, judicially required deposits (indexed to market rates) made by ITAÚ UNIBANCO HOLDING as guarantees for lawsuits or very short-term receivables (generally with a maturity of approximately 5 (five) business days). All of these items represent assets / liabilities without significant associated market, credit and liquidity risks. Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. An active market is a market in which transactions for the asset or liability being measured occur often enough and with sufficient volume to provide pricing information on an ongoing basis. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 123 The methods and assumptions adopted to estimate the fair value are defined below: a) Cash and deposits on demand, Central Bank compulsory deposits, Securities purchased under agreements to resell, Securities sold under repurchase agreements – The carrying amounts for these instruments approximate their fair values. b) Interbank deposits, Deposits, Interbank and Institutional Market Funds – they are calculated by discounting estimated cash flows at market interest rates. c) Securities and Derivatives - Under usual conditions, the prices quoted in the market are the best indicators of fair values of these financial instruments. However, not all instruments have liquidity or quoted market prices and, in such cases, it is necessary to adopt present value estimates and other techniques to establish their fair value. In the absence of the prices quoted by the Brazilian Association of Entities from Financial and Capital Markets (ANBIMA), the fair values of government securities are determined based on the interest rates provided by brokers. The fair values of corporate debt securities are calculated by discounting estimated cash flows at market interest rates. The fair values of shares are computed based on their prices quoted in the market. The fair values of derivative financial instruments were determined as follows: · Swaps: The cash flows are discounted to present value based on yield curves that reflect the appropriate risk factors drawn mainly based on the exchange price of derivatives at B3, of Brazilian government securities in the secondary market or derivatives and securities traded abroad. These yield curves may be used to obtain the fair value of currency swaps, interest rate swaps and swaps based on other risk factors (commodities, stock exchange indices, etc.). · Futures and forwards: Quotations on exchanges or criteria identical to those applied to swaps. · Options: determined based on mathematical models, such as Black & Scholes, using data, in general from Bloomberg, of implicit volatility, interest rate yield curve and fair value of the underlying asset. Current market prices of options are used to compute the implicit volatilities. · Loans: They are inversely related to the probability of default (PD) in a financial instrument subject to credit risk. The process of adjusting the market price of these spreads is based on the differences between the yield curves with and without credit risk. d) Loan operations and lease operations – Fair value is estimated based on groups of loans with similar financial and risk characteristics, using valuation models. The fair value of fixed-rate loans was determined by discounting estimated cash flows, applying current interest rates for similar loans. For the majority of loans at floating rate, the carrying amount was considered close to their fair value. The fair value of loan and lease operations not overdue was calculated by discounting the expected payments of principal and interest through maturity, at the aforementioned rates. The fair value of overdue loan and lease transactions was based on the discount of estimated cash flows, using a rate proportional to the risk associated with the estimated cash flows, or on the underlying collateral. The assumptions related to cash flows and discount rates are determined using information available in the market and the borrower’s specific information of the debtor. e) Other financial assets / liabilities – primarily composed of receivables from credit card issuers, deposits in guarantee for contingent liabilities, provisions and legal obligations and trading and intermediation of securities. The carrying amounts for these assets/liabilities substantially approximate their fair values, since they principally represent amounts to be received in the short term from credit card holders and to be paid to credit card acquirers, judicially required deposits (indexed to market rates) made by ITAÚ UNIBANCO HOLDING as guarantees for lawsuits or very short-term receivables (generally with a maturity of approximately 5 (five) business days). All of these items represent assets / liabilities without significant associated market, credit and liquidity risks. Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. An active market is a market in which transactions for the asset or liability being measured occur often enough and with sufficient volume to provide pricing information on an ongoing basis. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 123

Level 2: Information that is observable for the asset or liability either directly or indirectly. Level 2 generally includes: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or quoted prices vary substantially either over time or among market makers, or in which little information is released publicly; (iii) inputs other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves observable at commonly quoted intervals, volatilities, etc.); (iv) inputs that are mainly derived from or corroborated by observable market data through correlation or by other means. Level 3: Inputs are unobservable for the asset or liability. Unobservable information shall be used to measure fair value to the extent that observable information is not available, thus allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. Financial assets at fair value through profit or loss, including Derivatives, and at fair value through other comprehensive income: Level 1: Highly-liquid securities with prices available in an active market and derivatives traded on stock exchanges. This classification level includes most of the Brazilian government securities, other foreign government securities, shares and debentures traded on stock exchanges and other securities traded in an active market. Level 2: When the pricing information is not available for a specific security, the assessment is usually based on prices quoted in the market for similar instruments, pricing information obtained for pricing services, such as Bloomberg, Reuters and brokers (only when the prices represent actual transactions) or discounted cash flows, which use information for assets actively traded in an active market. These securities are classified into Level 2 of the fair value hierarchy and are comprised of certain Brazilian government securities, debentures, some government securities quoted in a less-liquid market in relation to those classified into Level 1, and some share prices in investment funds. Derivatives included in Level 2 are credit default swaps, cross-currency swaps, interest rate swaps, simple options and certain forwards, since information adopted by pricing models are immediately observable in actively quoted markets. The models used for these instruments are Black & Scholes, Garman & Kohlhagen, Monte Carlo and discounted cash flow. ITAÚ UNIBANCO HOLDING does not hold positions in alternative investment funds or private equity funds. Level 3: When no pricing information in an active market, ITAÚ UNIBANCO HOLDING uses internally developed models, from curves generated according to the proprietary model. The Level 3 classification includes some Brazilian government and private securities falling due after 2025 and securities that are not usually traded in an active market. Derivatives with fair values classified into Level 3 of the fair value hierarchy are composed of exotic options, certain swaps indexed to non-observable information, and swaps with other products, such as swap with option and target flow, credit derivatives and futures of certain commodities. All aforementioned methodologies may result in a fair value that may not be indicative of the net realizable value or future fair values. However, ITAÚ UNIBANCO HOLDING believes that all methodologies used are appropriate and consistent with the other market participants. However, the adoption of other methodologies or assumptions different than those used to estimate fair value may result in different fair value estimates at the balance sheet date. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 124 Level 2: Information that is observable for the asset or liability either directly or indirectly. Level 2 generally includes: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or quoted prices vary substantially either over time or among market makers, or in which little information is released publicly; (iii) inputs other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves observable at commonly quoted intervals, volatilities, etc.); (iv) inputs that are mainly derived from or corroborated by observable market data through correlation or by other means. Level 3: Inputs are unobservable for the asset or liability. Unobservable information shall be used to measure fair value to the extent that observable information is not available, thus allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. Financial assets at fair value through profit or loss, including Derivatives, and at fair value through other comprehensive income: Level 1: Highly-liquid securities with prices available in an active market and derivatives traded on stock exchanges. This classification level includes most of the Brazilian government securities, other foreign government securities, shares and debentures traded on stock exchanges and other securities traded in an active market. Level 2: When the pricing information is not available for a specific security, the assessment is usually based on prices quoted in the market for similar instruments, pricing information obtained for pricing services, such as Bloomberg, Reuters and brokers (only when the prices represent actual transactions) or discounted cash flows, which use information for assets actively traded in an active market. These securities are classified into Level 2 of the fair value hierarchy and are comprised of certain Brazilian government securities, debentures, some government securities quoted in a less-liquid market in relation to those classified into Level 1, and some share prices in investment funds. Derivatives included in Level 2 are credit default swaps, cross-currency swaps, interest rate swaps, simple options and certain forwards, since information adopted by pricing models are immediately observable in actively quoted markets. The models used for these instruments are Black & Scholes, Garman & Kohlhagen, Monte Carlo and discounted cash flow. ITAÚ UNIBANCO HOLDING does not hold positions in alternative investment funds or private equity funds. Level 3: When no pricing information in an active market, ITAÚ UNIBANCO HOLDING uses internally developed models, from curves generated according to the proprietary model. The Level 3 classification includes some Brazilian government and private securities falling due after 2025 and securities that are not usually traded in an active market. Derivatives with fair values classified into Level 3 of the fair value hierarchy are composed of exotic options, certain swaps indexed to non-observable information, and swaps with other products, such as swap with option and target flow, credit derivatives and futures of certain commodities. All aforementioned methodologies may result in a fair value that may not be indicative of the net realizable value or future fair values. However, ITAÚ UNIBANCO HOLDING believes that all methodologies used are appropriate and consistent with the other market participants. However, the adoption of other methodologies or assumptions different than those used to estimate fair value may result in different fair value estimates at the balance sheet date. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 124

Distribution by level The following table presents the breakdown of risk levels. 12/31/2018 12/31/2017 Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total 224,872 34,206 2,833 261,911 213,421 31,579 3,947 248,947 Financial assets at fair value through profit or loss Investment funds 2,003 2,323 - 4,326 1,738 1,775 - 3,513 Brazilian government securities 213,816 3,242 - 217,058 205,027 2,816 1 207,844 1,517 562 - 2,079 1,643 2,306 - 3,949 Government securities – other countries Argentina 1,129 - - 1,129 1,466 - - 1,466 Chile 147 155 - 302 39 18 - 57 Colombia - 207 - 207 - 2,092 - 2,092 United States 117 - - 117 100 - - 100 Italy - 115 - 115 - - - - Mexico 120 - - 120 5 - - 5 Paraguay - 1 - 1 - 3 - 3 Uruguay - 84 - 84 - 193 - 193 Other 4 - - 4 33 - - 33 7,536 28,079 2,833 38,448 5,013 24,682 3,946 33,641 Corporate securities Shares 6,175 2,003 1,268 9,446 3,875 65 2,019 5,959 Bank deposit certificates 1 968 - 969 1 334 - 335 Securitized real estate loans - - 1,411 1,411 - - 1,795 1,795 Debentures 168 4,707 85 4,960 486 2,608 122 3,216 Eurobonds and others 1,192 173 31 1,396 651 37 - 688 Financial credit bills - 19,719 5 19,724 - 21,170 - 21,170 Promissory notes - 435 - 435 - 391 - 391 Other - 74 33 107 - 77 10 87 30,680 18,643 - 49,323 35,234 16,915 - 52,149 Financial assets at fair value through other comprehensive income Brazilian government securities 27,038 801 - 27,839 32,218 708 - 32,926 2,448 16,324 - 18,772 1,550 14,992 - 16,542 Government securities – other countries Germany 22 - - 22 - - - - Chile - 7,653 - 7,653 - 9,550 - 9,550 Colombia - 5,505 - 5,505 - 3,020 - 3,020 United States 2,425 193 - 2,618 1,550 - - 1,550 France - 891 - 891 - - - - Paraguay - 1,529 - 1,529 - 1,800 - 1,800 Uruguay - 553 - 553 - 622 - 622 Other 1 - - 1 - - - - 1,194 1,518 - 2,712 1,466 1,215 - 2,681 Corporate securities Shares 161 - - 161 148 - - 148 Bank deposit certificates - 1,053 - 1,053 - 685 - 685 Debentures - 2 - 2 - 1 - 1 Eurobonds and others 1,033 463 - 1,496 1,318 529 - 1,847 1,269 - - 1,269 1,746 - - 1,746 Financial assets at fair value through profit or loss Brazilian government securities 1,269 - - 1,269 1,746 - - 1,746 - 192 - 192 - 465 - 465 Financial liabilities designated at fair value through profit or loss Structured notes - 192 - 192 - 465 - 465 The following table presents the breakdown of risk levels for our derivative assets and liabilities. 12/31/2018 12/31/2017 Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total 15 23,309 142 23,466 158 22,249 436 22,843 Assets Futures Contract - - - - 158 - - 158 Swap Contract– adjustment receivable - 12,959 90 13,049 - 8,821 369 9,190 Options Contract - 4,163 52 4,215 - 3,271 66 3,337 Forwards Contract - 1,835 - 1,835 - 6,911 - 6,911 Credit derivatives - financial Institutions - 120 - 120 - 137 - 137 NDF - Non Deliverable Forward - 3,711 - 3,711 - 2,950 - 2,950 Check of swap - Companies - 44 - 44 - 68 - 68 Other derivative financial instruments 15 477 - 492 - 91 1 92 (22) (27,471) (26) (27,519) - (26,643) (103) (26,746) Liabilities Swap Contract – adjustment payable - (19,351) (3) (19,354) - (13,590) (102) (13,692) Options Contract - (3,906) (23) (3,929) - (2,792) (1) (2,793) Forwards Contract - (470) - (470) - (6,272) - (6,272) Credit derivatives - financial Institutions - (140) - (140) - (58) - (58) NDF - Non Deliverable Forward - (3,384) - (3,384) - (3,745) - (3,745) Check of swap - Companies - (162) - (162) - (122) - (122) Other derivative financial instruments (22) (58) - (80) - (64) - (64) There were no significant transfer between Level 1 and Level 2 during the period from December 31, 2018. Transfers to and from Level 3 are presented in movements of Level 3. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 125 Distribution by level The following table presents the breakdown of risk levels. 12/31/2018 12/31/2017 Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total 224,872 34,206 2,833 261,911 213,421 31,579 3,947 248,947 Financial assets at fair value through profit or loss Investment funds 2,003 2,323 - 4,326 1,738 1,775 - 3,513 Brazilian government securities 213,816 3,242 - 217,058 205,027 2,816 1 207,844 1,517 562 - 2,079 1,643 2,306 - 3,949 Government securities – other countries Argentina 1,129 - - 1,129 1,466 - - 1,466 Chile 147 155 - 302 39 18 - 57 Colombia - 207 - 207 - 2,092 - 2,092 United States 117 - - 117 100 - - 100 Italy - 115 - 115 - - - - Mexico 120 - - 120 5 - - 5 Paraguay - 1 - 1 - 3 - 3 Uruguay - 84 - 84 - 193 - 193 Other 4 - - 4 33 - - 33 7,536 28,079 2,833 38,448 5,013 24,682 3,946 33,641 Corporate securities Shares 6,175 2,003 1,268 9,446 3,875 65 2,019 5,959 Bank deposit certificates 1 968 - 969 1 334 - 335 Securitized real estate loans - - 1,411 1,411 - - 1,795 1,795 Debentures 168 4,707 85 4,960 486 2,608 122 3,216 Eurobonds and others 1,192 173 31 1,396 651 37 - 688 Financial credit bills - 19,719 5 19,724 - 21,170 - 21,170 Promissory notes - 435 - 435 - 391 - 391 Other - 74 33 107 - 77 10 87 30,680 18,643 - 49,323 35,234 16,915 - 52,149 Financial assets at fair value through other comprehensive income Brazilian government securities 27,038 801 - 27,839 32,218 708 - 32,926 2,448 16,324 - 18,772 1,550 14,992 - 16,542 Government securities – other countries Germany 22 - - 22 - - - - Chile - 7,653 - 7,653 - 9,550 - 9,550 Colombia - 5,505 - 5,505 - 3,020 - 3,020 United States 2,425 193 - 2,618 1,550 - - 1,550 France - 891 - 891 - - - - Paraguay - 1,529 - 1,529 - 1,800 - 1,800 Uruguay - 553 - 553 - 622 - 622 Other 1 - - 1 - - - - 1,194 1,518 - 2,712 1,466 1,215 - 2,681 Corporate securities Shares 161 - - 161 148 - - 148 Bank deposit certificates - 1,053 - 1,053 - 685 - 685 Debentures - 2 - 2 - 1 - 1 Eurobonds and others 1,033 463 - 1,496 1,318 529 - 1,847 1,269 - - 1,269 1,746 - - 1,746 Financial assets at fair value through profit or loss Brazilian government securities 1,269 - - 1,269 1,746 - - 1,746 - 192 - 192 - 465 - 465 Financial liabilities designated at fair value through profit or loss Structured notes - 192 - 192 - 465 - 465 The following table presents the breakdown of risk levels for our derivative assets and liabilities. 12/31/2018 12/31/2017 Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total 15 23,309 142 23,466 158 22,249 436 22,843 Assets Futures Contract - - - - 158 - - 158 Swap Contract– adjustment receivable - 12,959 90 13,049 - 8,821 369 9,190 Options Contract - 4,163 52 4,215 - 3,271 66 3,337 Forwards Contract - 1,835 - 1,835 - 6,911 - 6,911 Credit derivatives - financial Institutions - 120 - 120 - 137 - 137 NDF - Non Deliverable Forward - 3,711 - 3,711 - 2,950 - 2,950 Check of swap - Companies - 44 - 44 - 68 - 68 Other derivative financial instruments 15 477 - 492 - 91 1 92 (22) (27,471) (26) (27,519) - (26,643) (103) (26,746) Liabilities Swap Contract – adjustment payable - (19,351) (3) (19,354) - (13,590) (102) (13,692) Options Contract - (3,906) (23) (3,929) - (2,792) (1) (2,793) Forwards Contract - (470) - (470) - (6,272) - (6,272) Credit derivatives - financial Institutions - (140) - (140) - (58) - (58) NDF - Non Deliverable Forward - (3,384) - (3,384) - (3,745) - (3,745) Check of swap - Companies - (162) - (162) - (122) - (122) Other derivative financial instruments (22) (58) - (80) - (64) - (64) There were no significant transfer between Level 1 and Level 2 during the period from December 31, 2018. Transfers to and from Level 3 are presented in movements of Level 3. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 125

Measurement of fair value Level 2 based on pricing services and brokers To assure that the fair value of these instruments is properly classified as Level 2, internal analysis of the information received are conducted, so as to understand the nature of the input by the service provider. Prices provided by pricing services that meet the following requirements are considered Level 2: input is immediately available, regularly distributed, provided by sources actively involved in significant markets and it is not proprietary. Of the total of R$ 52,849 in financial instruments classified as Level 2, on December 31, 2018, pricing service or brokers were used to evaluate securities at the value of R$ 22,231, substantially represented by: · Debentures: When available, we use price information for transactions recorded in the Brazilian Debenture System (SND), an electronic platform operated by B3, which provides multiple services for transactions involving debentures in the secondary market. Alternatively, prices of debentures provided by ANBIMA are used. Its methodology includes obtaining, on a daily basis, illustration and non-binding prices from a group of market players deemed to be significant. Such information is subject to statistical filters established in the methodology, with the purpose of eliminating outliers. · Global and corporate securities: The pricing process for these securities consists in capturing from 2 to 8 quotes from Bloomberg, depending on the asset. The methodology consists in comparing the highest purchase prices and the lowest sale prices of trades provided by Bloomberg for the last day of the month. Such prices are compared with information from purchase orders that the Institutional Treasury of ITAÚ UNIBANCO HOLDING. Should the difference between them be lower than 0.5%, the average price of Bloomberg is used. Should it be higher than 0.5% or if the Institutional Treasury does not provide information on this specific security, the average price gathered directly from other banks is used. The price of the Institutional Treasury is used as a reference only and never in the computation of the final price. Level 3 recurring fair value measurements The departments in charge of defining and applying the pricing models are segregated from the business areas. The models are documented, submitted to validation by an independent area and approved by a specific committee. The daily process of price capture, calculation and disclosure are periodically checked according to formally defined testing and criteria and the information is stored in a single and corporate history data base. The most recurring cases of assets classified as Level 3 are justified by the discount factors used. Factors such as the fixed interest curve in Brazilian Reais and the TR coupon curve – and, as a result, its related factors – have inputs with terms shorter than the maturities of these fixed-income assets. For swaps, the analysis is carried out by index for both parties. There are some cases in which the inputs periods are shorter than the maturity of the derivative. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 126 Measurement of fair value Level 2 based on pricing services and brokers To assure that the fair value of these instruments is properly classified as Level 2, internal analysis of the information received are conducted, so as to understand the nature of the input by the service provider. Prices provided by pricing services that meet the following requirements are considered Level 2: input is immediately available, regularly distributed, provided by sources actively involved in significant markets and it is not proprietary. Of the total of R$ 52,849 in financial instruments classified as Level 2, on December 31, 2018, pricing service or brokers were used to evaluate securities at the value of R$ 22,231, substantially represented by: · Debentures: When available, we use price information for transactions recorded in the Brazilian Debenture System (SND), an electronic platform operated by B3, which provides multiple services for transactions involving debentures in the secondary market. Alternatively, prices of debentures provided by ANBIMA are used. Its methodology includes obtaining, on a daily basis, illustration and non-binding prices from a group of market players deemed to be significant. Such information is subject to statistical filters established in the methodology, with the purpose of eliminating outliers. · Global and corporate securities: The pricing process for these securities consists in capturing from 2 to 8 quotes from Bloomberg, depending on the asset. The methodology consists in comparing the highest purchase prices and the lowest sale prices of trades provided by Bloomberg for the last day of the month. Such prices are compared with information from purchase orders that the Institutional Treasury of ITAÚ UNIBANCO HOLDING. Should the difference between them be lower than 0.5%, the average price of Bloomberg is used. Should it be higher than 0.5% or if the Institutional Treasury does not provide information on this specific security, the average price gathered directly from other banks is used. The price of the Institutional Treasury is used as a reference only and never in the computation of the final price. Level 3 recurring fair value measurements The departments in charge of defining and applying the pricing models are segregated from the business areas. The models are documented, submitted to validation by an independent area and approved by a specific committee. The daily process of price capture, calculation and disclosure are periodically checked according to formally defined testing and criteria and the information is stored in a single and corporate history data base. The most recurring cases of assets classified as Level 3 are justified by the discount factors used. Factors such as the fixed interest curve in Brazilian Reais and the TR coupon curve – and, as a result, its related factors – have inputs with terms shorter than the maturities of these fixed-income assets. For swaps, the analysis is carried out by index for both parties. There are some cases in which the inputs periods are shorter than the maturity of the derivative. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 126

Level 3 recurring fair value changes The tables below show the changes in balance sheet for financial instruments classified by ITAÚ UNIBANCO HOLDING in Level 3 of the fair value hierarchy. Derivative financial instruments classified in Level 3 correspond to other derivatives indexed to shares. Total gains or losses (realized / unrealized) Transfers in Fair value Fair value at Total Gains or Losses Recognized in Purchases Settlements and / or out of at 12/31/2017 (Unrealized) Recognized in the other Level 12/31/2018 result comprehensive income 2,833 Financial assets designated at fair value 3,947 (377) - 90 (353) (474) (618) Brazilian government securities 1 (1) - - - - - - Corporate securities 3,946 (376) - 90 (353) (474) 2,833 (618) Shares 2,019 34 - - (203) (582) 1,268 (442) Securitized real estate loans 1,795 19 (359) - 57 (89) 7 1,411 Debentures 122 (41) - - (53) 57 85 (196) Eurobonds and others - - 2 - 20 (2) 11 31 Financial credit bills - - - - 5 5 - 10 1 Other (12) - 13 (6) 28 33 Total gains or losses (realized / unrealized) Transfers in Fair value Fair value at Total Gains or Losses Recognized in Purchases Settlements and / or out of at 12/31/2017 (Unrealized) Recognized in the other Level 12/31/2018 result comprehensive income Derivatives - assets 436 (3) - 205 (254) (242) 142 61 Swap Contract– adjustment receivable 369 (5) - - (30) (244) 90 61 Options Contract 66 2 205 (223) 2 52 - Other derivative financial instruments 1 (1) - - Derivatives - liabilities (103) 40 - (148) 141 44 (26) 6 Swap Contract – adjustment payable (102) (37) - - 92 44 (3) (3) Options Contract (1) 77 - (148) 49 - (23) 9 Total gains or losses (realized / unrealized) Transfers in Fair value at Fair value at Total Gains or Losses Recognized in Purchases Settlements and / or out of 12/31/2016 12/31/2017 (Unrealized) Recognized in the other Level result comprehensive income Financial assets designated at fair value 3,808 (232) - 578 (146) (61) 3,947 (412) through profit or loss Brazilian government securities 1 - - - - - 1 (1) Corporate securities 3,807 (232) - 578 (146) (61) 3,946 (411) Shares 1,662 122 - 400 - (165) 2,019 (274) Securitized real estate loans 2,092 (355) - 58 - - 1,795 16 Debentures 37 (1) 106 (124) 104 122 (153) - Eurobonds and others - - - 9 (9) - - - Other 16 2 - 5 (13) - 10 - Financial assets designated at fair value 227 - - 200 (427) - - - through other comprehensive income Corporate securities 227 - - 200 (427) - - - Securitized real estate loans 6 - - (6) - - - - - Eurobonds and others 221 - - 200 (421) - - Total gains or losses (realized / unrealized) Transfers in Fair value Fair value at Total Gains or Losses Recognized in Purchases Settlements and / or out of at 12/31/2016 (Unrealized) Recognized in the other Level 12/31/2017 result comprehensive income Derivatives - Assets 521 (33) 101 - (244) 91 436 17 Swap Contract– adjustment receivable 468 (41) - - (100) 42 369 32 Options Contract 47 12 101 - (143) 49 66 (14) Other derivative financial instruments 6 (4) - - (1) - 1 (1) (60) (117) (15) - 111 (22) (103) (57) Derivatives - Liabilities Swap Contract – adjustment payable (56) (122) - - 97 (21) (102) (60) Options Contract (4) 5 (15) - 13 - (1) 3 Credit derivatives - financial Institutions - - - - 1 (1) - - Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 127 Level 3 recurring fair value changes The tables below show the changes in balance sheet for financial instruments classified by ITAÚ UNIBANCO HOLDING in Level 3 of the fair value hierarchy. Derivative financial instruments classified in Level 3 correspond to other derivatives indexed to shares. Total gains or losses (realized / unrealized) Transfers in Fair value Fair value at Total Gains or Losses Recognized in Purchases Settlements and / or out of at 12/31/2017 (Unrealized) Recognized in the other Level 12/31/2018 result comprehensive income 2,833 Financial assets designated at fair value 3,947 (377) - 90 (353) (474) (618) Brazilian government securities 1 (1) - - - - - - Corporate securities 3,946 (376) - 90 (353) (474) 2,833 (618) Shares 2,019 34 - - (203) (582) 1,268 (442) Securitized real estate loans 1,795 19 (359) - 57 (89) 7 1,411 Debentures 122 (41) - - (53) 57 85 (196) Eurobonds and others - - 2 - 20 (2) 11 31 Financial credit bills - - - - 5 5 - 10 1 Other (12) - 13 (6) 28 33 Total gains or losses (realized / unrealized) Transfers in Fair value Fair value at Total Gains or Losses Recognized in Purchases Settlements and / or out of at 12/31/2017 (Unrealized) Recognized in the other Level 12/31/2018 result comprehensive income Derivatives - assets 436 (3) - 205 (254) (242) 142 61 Swap Contract– adjustment receivable 369 (5) - - (30) (244) 90 61 Options Contract 66 2 205 (223) 2 52 - Other derivative financial instruments 1 (1) - - Derivatives - liabilities (103) 40 - (148) 141 44 (26) 6 Swap Contract – adjustment payable (102) (37) - - 92 44 (3) (3) Options Contract (1) 77 - (148) 49 - (23) 9 Total gains or losses (realized / unrealized) Transfers in Fair value at Fair value at Total Gains or Losses Recognized in Purchases Settlements and / or out of 12/31/2016 12/31/2017 (Unrealized) Recognized in the other Level result comprehensive income Financial assets designated at fair value 3,808 (232) - 578 (146) (61) 3,947 (412) through profit or loss Brazilian government securities 1 - - - - - 1 (1) Corporate securities 3,807 (232) - 578 (146) (61) 3,946 (411) Shares 1,662 122 - 400 - (165) 2,019 (274) Securitized real estate loans 2,092 (355) - 58 - - 1,795 16 Debentures 37 (1) 106 (124) 104 122 (153) - Eurobonds and others - - - 9 (9) - - - Other 16 2 - 5 (13) - 10 - Financial assets designated at fair value 227 - - 200 (427) - - - through other comprehensive income Corporate securities 227 - - 200 (427) - - - Securitized real estate loans 6 - - (6) - - - - - Eurobonds and others 221 - - 200 (421) - - Total gains or losses (realized / unrealized) Transfers in Fair value Fair value at Total Gains or Losses Recognized in Purchases Settlements and / or out of at 12/31/2016 (Unrealized) Recognized in the other Level 12/31/2017 result comprehensive income Derivatives - Assets 521 (33) 101 - (244) 91 436 17 Swap Contract– adjustment receivable 468 (41) - - (100) 42 369 32 Options Contract 47 12 101 - (143) 49 66 (14) Other derivative financial instruments 6 (4) - - (1) - 1 (1) (60) (117) (15) - 111 (22) (103) (57) Derivatives - Liabilities Swap Contract – adjustment payable (56) (122) - - 97 (21) (102) (60) Options Contract (4) 5 (15) - 13 - (1) 3 Credit derivatives - financial Institutions - - - - 1 (1) - - Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 127

Sensitivity analyses operations of Level 3 The fair value of financial instruments classified in Level 3 is measured through assessment techniques based on correlations and associated products traded in active markets, internal estimates and internal models. Significant unverifiable inputs used for measurement of the fair value of instruments classified in Level 3 are: interest rates, underlying asset prices and volatility. Significant variations in any of these inputs separately may give rise to significant changes in the fair value. The table below shows the sensitivity of these fair values in scenarios of changes of interest rates, asset prices, or in scenarios vary in prices with shocks and the volatility for non-linear assets: Sensitivity – Level 3 Operations 12/31/2018 12/31/2017 Impact Impact Market risk factor groups Scenarios Stockholders' Stockholders' Result Result equity equity I (0.4) (1.2) (1.9) (2.4) Interest rates (9.3) (29.3) (47.0) (55.4) II III (18.6) (57.8) (93.9) (114.5) I (63.4) - (146.6) - Shares II (126.8) - (293.2) - I (48.2) - (9.2) - Nonlinear II (89.3) - (11.9) - The following scenarios are used to measure the sensitivity: Interest rate Shocks at 1, 25 and 50 basis points (scenarios I, II and III respectively) in the interest curves, both for increase and decrease, considering the largest losses resulting in each scenario. Shares Shocks at 5 and 10 percentage points (scenarios I and II respectively) in prices of currencies, commodities and ratios, both for increase and decrease, considering the largest losses resulting in each scenario. Non linear Scenario I: Shocks at 5 percentage points in prices and 25 percentage points the level in volatility, both for increase and decrease, considering the largest losses resulting in each scenario. Scenario II: Shocks at 10 percentage points in prices and 25 percentage points the level in volatility, both for increase and decrease, considering the largest losses resulting in each scenario. Note 29 - Contingent Assets and Liabilities, Provisions and Legal Obligations ITAÚ UNIBANCO HOLDING, as a result of the ordinary course of its business, may be a party to legal lawsuits of labor, civil and tax nature. The contingencies related to these lawsuits are classified as follows: a) Contingent Assets: There are no contingent assets recorded. b) Provisions and contingencies: The criteria to quantify of provisions for contingencies are adequate in relation to the specific characteristics of civil, labor and tax lawsuits portfolios, as well as other risks, taking into consideration the opinion of its legal advisors, the nature of the lawsuits, the similarity with previous lawsuits and the prevailing previous court decisions. A provision is recognized whenever the loss is classified as probable. Legal liabilities arise from lawsuits filed to discuss the legality and unconstitutionality of the legislation in force, being subject to an accounting provision, regardless of the probability of loss. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 128 Sensitivity analyses operations of Level 3 The fair value of financial instruments classified in Level 3 is measured through assessment techniques based on correlations and associated products traded in active markets, internal estimates and internal models. Significant unverifiable inputs used for measurement of the fair value of instruments classified in Level 3 are: interest rates, underlying asset prices and volatility. Significant variations in any of these inputs separately may give rise to significant changes in the fair value. The table below shows the sensitivity of these fair values in scenarios of changes of interest rates, asset prices, or in scenarios vary in prices with shocks and the volatility for non-linear assets: Sensitivity – Level 3 Operations 12/31/2018 12/31/2017 Impact Impact Market risk factor groups Scenarios Stockholders' Stockholders' Result Result equity equity I (0.4) (1.2) (1.9) (2.4) Interest rates (9.3) (29.3) (47.0) (55.4) II III (18.6) (57.8) (93.9) (114.5) I (63.4) - (146.6) - Shares II (126.8) - (293.2) - I (48.2) - (9.2) - Nonlinear II (89.3) - (11.9) - The following scenarios are used to measure the sensitivity: Interest rate Shocks at 1, 25 and 50 basis points (scenarios I, II and III respectively) in the interest curves, both for increase and decrease, considering the largest losses resulting in each scenario. Shares Shocks at 5 and 10 percentage points (scenarios I and II respectively) in prices of currencies, commodities and ratios, both for increase and decrease, considering the largest losses resulting in each scenario. Non linear Scenario I: Shocks at 5 percentage points in prices and 25 percentage points the level in volatility, both for increase and decrease, considering the largest losses resulting in each scenario. Scenario II: Shocks at 10 percentage points in prices and 25 percentage points the level in volatility, both for increase and decrease, considering the largest losses resulting in each scenario. Note 29 - Contingent Assets and Liabilities, Provisions and Legal Obligations ITAÚ UNIBANCO HOLDING, as a result of the ordinary course of its business, may be a party to legal lawsuits of labor, civil and tax nature. The contingencies related to these lawsuits are classified as follows: a) Contingent Assets: There are no contingent assets recorded. b) Provisions and contingencies: The criteria to quantify of provisions for contingencies are adequate in relation to the specific characteristics of civil, labor and tax lawsuits portfolios, as well as other risks, taking into consideration the opinion of its legal advisors, the nature of the lawsuits, the similarity with previous lawsuits and the prevailing previous court decisions. A provision is recognized whenever the loss is classified as probable. Legal liabilities arise from lawsuits filed to discuss the legality and unconstitutionality of the legislation in force, being subject to an accounting provision, regardless of the probability of loss. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 128

I- Civil lawsuits In general, provisions and contingencies arise from claims related to the revision of contracts and compensation for damages and pain and suffering and the lawsuits are classified as follows: Collective lawsuits: Related to claims of a similar nature and with individual amounts that are not considered significant. Provisions are determined on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the nature of the lawsuit and the characteristics of the court (Small Claims Court or Regular Court). Contingencies and provisions are adjusted to reflect the amounts deposited as guarantee for their execution when realized. Individual lawsuits: Related to claims with unusual characteristics or involving significant amounts, these are periodically calculated based on the calculation of the amount claimed. The amounts considered as probable losses are recorded as provisions. ITAÚ UNIBANCO HOLDING, despite having complied with the rules in force at the time, is a defendant in lawsuits filed by individuals referring to collection of inflation adjustments to savings accounts resulting from economic plants implemented in the decades of 1980 and 1990, as well as in collective lawsuits filed by: (i) consumer protection associations; and (ii) the Public Attorney’s Office, on behalf of the savings accounts holders. ITAÚ UNIBANCO HOLDING recognizes provisions upon receipt of summons, as well as at the time individuals demand the enforcement of the decision rendered by the Judiciary power, using the same criteria adopted to determine provisions for individual lawsuits. The Federal Supreme Court (STF) has issued some decisions favorable to savings account holders, but it has not established its understanding with respect to the constitutionality of the economic plans and their applicability to savings accounts. Currently, the appeals involving these matters are suspended, as determined by the STF, until it pronounces a final decision. In December 2017, through mediation of the Federal Attorney’s Office (AGU) and supervision of the BACEN, savers (represented by two civil associations, FEBRAPO and IDEC) and FEBRABAN entered into an instrument of agreement aiming at resolving lawsuits related to economic plans, and ITAÚ UNIBANCO HOLDING has already adhered to its terms. Said agreement was approved on March 1, 2018, by the Plenary Session of the Federal Supreme Court (STF) and, savers may adhere to their terms for a 24-month period, counted as from May 22, 2018 with the subsequent conclusion of lawsuits. II- Labor claims Provisions and Contingencies arise from lawsuits in which labor rights provided for in labor legislation specific to the related profession are discussed, such as: overtime, salary equalization, reinstatement, transfer allowance, pension plan supplement, among others, are discussed. These lawsuits are classified as follows: Collective lawsuits: related to claims considered similar and with individual amounts that are not considered relevant. The expected amount of loss is determined and accrued on a monthly basis in accordance with a statistical share pricing model and is reassessed taking into account the court rulings. Provisions and contingencies are adjusted to the amounts deposited as guarantee for their execution when realized. Individual lawsuits: related to claims with unusual characteristics or involving significant amounts. These are periodically calculated based on the calculation of the amount claimed. III- Other Risks These are quantified and accrued mainly based on the evaluation of rural credit transactions with joint liability and FCVS (salary variations compensation fund) credits assigned to Banco Nacional. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 129 I- Civil lawsuits In general, provisions and contingencies arise from claims related to the revision of contracts and compensation for damages and pain and suffering and the lawsuits are classified as follows: Collective lawsuits: Related to claims of a similar nature and with individual amounts that are not considered significant. Provisions are determined on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the nature of the lawsuit and the characteristics of the court (Small Claims Court or Regular Court). Contingencies and provisions are adjusted to reflect the amounts deposited as guarantee for their execution when realized. Individual lawsuits: Related to claims with unusual characteristics or involving significant amounts, these are periodically calculated based on the calculation of the amount claimed. The amounts considered as probable losses are recorded as provisions. ITAÚ UNIBANCO HOLDING, despite having complied with the rules in force at the time, is a defendant in lawsuits filed by individuals referring to collection of inflation adjustments to savings accounts resulting from economic plants implemented in the decades of 1980 and 1990, as well as in collective lawsuits filed by: (i) consumer protection associations; and (ii) the Public Attorney’s Office, on behalf of the savings accounts holders. ITAÚ UNIBANCO HOLDING recognizes provisions upon receipt of summons, as well as at the time individuals demand the enforcement of the decision rendered by the Judiciary power, using the same criteria adopted to determine provisions for individual lawsuits. The Federal Supreme Court (STF) has issued some decisions favorable to savings account holders, but it has not established its understanding with respect to the constitutionality of the economic plans and their applicability to savings accounts. Currently, the appeals involving these matters are suspended, as determined by the STF, until it pronounces a final decision. In December 2017, through mediation of the Federal Attorney’s Office (AGU) and supervision of the BACEN, savers (represented by two civil associations, FEBRAPO and IDEC) and FEBRABAN entered into an instrument of agreement aiming at resolving lawsuits related to economic plans, and ITAÚ UNIBANCO HOLDING has already adhered to its terms. Said agreement was approved on March 1, 2018, by the Plenary Session of the Federal Supreme Court (STF) and, savers may adhere to their terms for a 24-month period, counted as from May 22, 2018 with the subsequent conclusion of lawsuits. II- Labor claims Provisions and Contingencies arise from lawsuits in which labor rights provided for in labor legislation specific to the related profession are discussed, such as: overtime, salary equalization, reinstatement, transfer allowance, pension plan supplement, among others, are discussed. These lawsuits are classified as follows: Collective lawsuits: related to claims considered similar and with individual amounts that are not considered relevant. The expected amount of loss is determined and accrued on a monthly basis in accordance with a statistical share pricing model and is reassessed taking into account the court rulings. Provisions and contingencies are adjusted to the amounts deposited as guarantee for their execution when realized. Individual lawsuits: related to claims with unusual characteristics or involving significant amounts. These are periodically calculated based on the calculation of the amount claimed. III- Other Risks These are quantified and accrued mainly based on the evaluation of rural credit transactions with joint liability and FCVS (salary variations compensation fund) credits assigned to Banco Nacional. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 129

Below are the changes in civil, labor and other risks provisions: 01/01 to 12/31/2018 Civil Labor Other Total Opening balance 5,300 7,283 150 12,733 (-) Guaranteed Provisions by indemnity clause (Note 2.4.n) (243) (998) - (1,241) Subtotal 5,057 6,285 150 11,492 Interest (Note 23) 145 508 - 653 Changes in the period reflected in results (Note 23) 319 1,982 423 2,724 Increase (*) 774 2,152 425 3,351 Reversal (455) (170) (2) (627) Payment (1,321) (2,911) - (4,232) Subtotal 4,200 5,864 573 10,637 (+) Guaranteed Provisions by indemnity clause (Note 2.4.n) 226 957 - 1,183 Closing balance 4,426 6,821 573 11,820 Current 1,350 2,911 573 4,834 Non-current 3,076 3,910 - 6,986 Escrow deposits at 12/31/2018 (Note 18a) 1,574 2,302 - 3,876 (*) Civil provisions include the provision for economic plans amounting to R$ (184). 01/01 to 12/31/2017 Civil Labor Other Total Opening balance 5,172 7,232 259 12,663 Effect of change in consolidation criteria (1) - - (1) Balance arising from the merger with Corpbanca (Note 3a) 39 284 - 323 (-) Guaranteed Provisions by indemnity clause (Note 2.4.n) (256) (1,066) - (1,322) Subtotal 4,954 6,450 259 11,663 Interest (Note 23) 99 613 - 712 Changes in the period reflected in results (Note 23) 1,420 2,357 (109) 3,668 Increase (*) 1,962 2,592 4 4,558 Reversal (542) (235) (113) (890) Payment (1,416) (3,135) - (4,551) Subtotal 5,057 6,285 150 11,492 (+) Guaranteed Provisions by indemnity clause (Note 2.4.n) 243 998 - 1,241 Closing balance 5,300 7,283 150 12,733 Current 1,450 3,144 150 4,744 Non-current 3,850 4,139 - 7,989 Escrow deposits at 12/31/2017 (Note 18a) 1,457 2,200 - 3,657 (*) Civil provisions include the provision for economic plans amounting to R$ 184. IV- Tax proceedings and legal obligations Tax provisions correspond to the principal amount of taxes involved in tax, administrative or judicial challenges, subject to tax assessment notices, plus interest and, when applicable, fines and charges. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 130 Below are the changes in civil, labor and other risks provisions: 01/01 to 12/31/2018 Civil Labor Other Total Opening balance 5,300 7,283 150 12,733 (-) Guaranteed Provisions by indemnity clause (Note 2.4.n) (243) (998) - (1,241) Subtotal 5,057 6,285 150 11,492 Interest (Note 23) 145 508 - 653 Changes in the period reflected in results (Note 23) 319 1,982 423 2,724 Increase (*) 774 2,152 425 3,351 Reversal (455) (170) (2) (627) Payment (1,321) (2,911) - (4,232) Subtotal 4,200 5,864 573 10,637 (+) Guaranteed Provisions by indemnity clause (Note 2.4.n) 226 957 - 1,183 Closing balance 4,426 6,821 573 11,820 Current 1,350 2,911 573 4,834 Non-current 3,076 3,910 - 6,986 Escrow deposits at 12/31/2018 (Note 18a) 1,574 2,302 - 3,876 (*) Civil provisions include the provision for economic plans amounting to R$ (184). 01/01 to 12/31/2017 Civil Labor Other Total Opening balance 5,172 7,232 259 12,663 Effect of change in consolidation criteria (1) - - (1) Balance arising from the merger with Corpbanca (Note 3a) 39 284 - 323 (-) Guaranteed Provisions by indemnity clause (Note 2.4.n) (256) (1,066) - (1,322) Subtotal 4,954 6,450 259 11,663 Interest (Note 23) 99 613 - 712 Changes in the period reflected in results (Note 23) 1,420 2,357 (109) 3,668 Increase (*) 1,962 2,592 4 4,558 Reversal (542) (235) (113) (890) Payment (1,416) (3,135) - (4,551) Subtotal 5,057 6,285 150 11,492 (+) Guaranteed Provisions by indemnity clause (Note 2.4.n) 243 998 - 1,241 Closing balance 5,300 7,283 150 12,733 Current 1,450 3,144 150 4,744 Non-current 3,850 4,139 - 7,989 Escrow deposits at 12/31/2017 (Note 18a) 1,457 2,200 - 3,657 (*) Civil provisions include the provision for economic plans amounting to R$ 184. IV- Tax proceedings and legal obligations Tax provisions correspond to the principal amount of taxes involved in tax, administrative or judicial challenges, subject to tax assessment notices, plus interest and, when applicable, fines and charges. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 130

The table below shows the changes in the provisions: 01/01 to 01/01 to 12/31/2018 12/31/2017 Opening balance 7,003 8,246 (-) Provisions guaranteed by indemnity clause (Note 2.4 n) (66) (69) Subtotal 6,937 8,177 (*) Interest 384 613 Changes in the period reflected in results (259) (27) (*) Increase 392 452 (*) Reversal (651) (479) (337) (1,826) Payment Subtotal 6,725 6,937 (+) Provisions guaranteed by indemnity clause (Note 2.4 n) 68 66 6,793 7,003 Closing balance Current 107 230 Non-current 6,686 6,773 (*) The amounts are included in the headings Tax Expenses, General and Administrative Expenses and Current Income Tax and Social Contribution. 01/01 to 01/01 to Escrow deposits 12/31/2018 12/31/2017 Opening balance 5,170 4,847 Appropriation of interest 199 344 Changes in the period (22) (3) Deposits made 251 240 Withdrawals (48) (202) Deposits released (225) (41) Closing balance 5,347 5,188 Reclassification of assets pledged as collateral for contingencies (Note 29e) (1) (18) Closing balance after reclassification (Note 18a) 5,346 5,170 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 131 The table below shows the changes in the provisions: 01/01 to 01/01 to 12/31/2018 12/31/2017 Opening balance 7,003 8,246 (-) Provisions guaranteed by indemnity clause (Note 2.4 n) (66) (69) Subtotal 6,937 8,177 (*) Interest 384 613 Changes in the period reflected in results (259) (27) (*) Increase 392 452 (*) Reversal (651) (479) (337) (1,826) Payment Subtotal 6,725 6,937 (+) Provisions guaranteed by indemnity clause (Note 2.4 n) 68 66 6,793 7,003 Closing balance Current 107 230 Non-current 6,686 6,773 (*) The amounts are included in the headings Tax Expenses, General and Administrative Expenses and Current Income Tax and Social Contribution. 01/01 to 01/01 to Escrow deposits 12/31/2018 12/31/2017 Opening balance 5,170 4,847 Appropriation of interest 199 344 Changes in the period (22) (3) Deposits made 251 240 Withdrawals (48) (202) Deposits released (225) (41) Closing balance 5,347 5,188 Reclassification of assets pledged as collateral for contingencies (Note 29e) (1) (18) Closing balance after reclassification (Note 18a) 5,346 5,170 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 131

The main discussions related to Tax and Tax Lawsuits and Legal Obligations are described below: · CSLL – Isonomy – R$ 1,340: discussing the lack of constitutional support for the increase, establishes by Law nº 11,727/08, of the CSLL rate for financial and insurance companies from 9% to 15%. The balance of the deposit in court totals R$ 1,324; · INSS – Non-compensatory amounts – R$ 660: the non-levy of social security contribution on amounts paid as profit sharing is defended; · PIS and COFINS – Calculation basis – R$ 636: defending the levy of PIS and COFINS on revenue, a tax on revenue from the sales of assets and services. The balance of the deposit in court totals R$ 612. c) Off-balance sheet contingencies The amounts involved in administrative and judicial challenges with estimated risk of possible loss are subject to accounting provision and are basically composed of: I- Civil and Labor Claims In Civil Lawsuits with possible loss, total estimated risk is R$ 3,879 (R$ 3,494 at December 31, 2017), and in this amount there are no values arising from interest in Jointly Controlled Entities. For Labor Claims with possible loss, estimated risk is R$ 177 (R$ 122 at December 31, 2017). II - Tax proceedings The tax proceedings of possible loss totaled R$ 27,530, and the main discussions are described below: · INSS – Non-compensatory amounts – R$ 5,373: defends the non-levy of this contribution on these amounts, among which are profit sharing, stock options, transportation vouchers and sole bonuses; · IRPJ, CSLL, PIS and COFINS – Funding Expenses – R$ 3,930: the deductibility of funding expenses (Interbank expenses), related to funds that were capitalized between Group companies, is being challenged; · PIS and COFINS - Reversal of Revenues from Depreciation in Excess – R$ 3,205: discussing the accounting and tax treatment granted to PIS and COFINS upon settlement of leasing operations; · IRPJ and CSLL – Goodwill – Deduction – R$ 2,704: the deductibility of goodwill with future expected profitability on the acquisition of investments; · IRPJ, CSLL, PIS and COFINS – Requests for offsetting dismissed - R$ 1,695: cases in which the liquidity and the ability of offset credits are discussed; · IRPJ and CSLL – Interest on capital – R$ 1,510: defending the deductibility of interest on capital declared to stockholders based on the Brazilian long term interest rate (TJLP) on the stockholders’ equity for the year and for prior years; · ISS – Banking Institutions – R$ 1,166: these are banking operations, revenue from which may not be interpreted as prices for services rendered, and/or which arises from activities not listed under Supplementary Law No. 116/03 or Decree Law No. 406/68; · IRPJ and CSLL – Disallowance of Losses – R$ 1,112: discussion on the amount of tax loss (IRPJ) and/or social contribution (CSLL) tax loss carryforwards used by the Federal Revenue Service when drawing up tax assessment notes that are still pending a final decision; · IRPJ and CSLL – Deductibility of Losses in Credit Operations – R$ 757 – Assessments to require the payment of IRPJ and CSLL due to the alleged non-observance of the legal criteria for the deduction of losses upon the receipt of credits. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 132 The main discussions related to Tax and Tax Lawsuits and Legal Obligations are described below: · CSLL – Isonomy – R$ 1,340: discussing the lack of constitutional support for the increase, establishes by Law nº 11,727/08, of the CSLL rate for financial and insurance companies from 9% to 15%. The balance of the deposit in court totals R$ 1,324; · INSS – Non-compensatory amounts – R$ 660: the non-levy of social security contribution on amounts paid as profit sharing is defended; · PIS and COFINS – Calculation basis – R$ 636: defending the levy of PIS and COFINS on revenue, a tax on revenue from the sales of assets and services. The balance of the deposit in court totals R$ 612. c) Off-balance sheet contingencies The amounts involved in administrative and judicial challenges with estimated risk of possible loss are subject to accounting provision and are basically composed of: I- Civil and Labor Claims In Civil Lawsuits with possible loss, total estimated risk is R$ 3,879 (R$ 3,494 at December 31, 2017), and in this amount there are no values arising from interest in Jointly Controlled Entities. For Labor Claims with possible loss, estimated risk is R$ 177 (R$ 122 at December 31, 2017). II - Tax proceedings The tax proceedings of possible loss totaled R$ 27,530, and the main discussions are described below: · INSS – Non-compensatory amounts – R$ 5,373: defends the non-levy of this contribution on these amounts, among which are profit sharing, stock options, transportation vouchers and sole bonuses; · IRPJ, CSLL, PIS and COFINS – Funding Expenses – R$ 3,930: the deductibility of funding expenses (Interbank expenses), related to funds that were capitalized between Group companies, is being challenged; · PIS and COFINS - Reversal of Revenues from Depreciation in Excess – R$ 3,205: discussing the accounting and tax treatment granted to PIS and COFINS upon settlement of leasing operations; · IRPJ and CSLL – Goodwill – Deduction – R$ 2,704: the deductibility of goodwill with future expected profitability on the acquisition of investments; · IRPJ, CSLL, PIS and COFINS – Requests for offsetting dismissed - R$ 1,695: cases in which the liquidity and the ability of offset credits are discussed; · IRPJ and CSLL – Interest on capital – R$ 1,510: defending the deductibility of interest on capital declared to stockholders based on the Brazilian long term interest rate (TJLP) on the stockholders’ equity for the year and for prior years; · ISS – Banking Institutions – R$ 1,166: these are banking operations, revenue from which may not be interpreted as prices for services rendered, and/or which arises from activities not listed under Supplementary Law No. 116/03 or Decree Law No. 406/68; · IRPJ and CSLL – Disallowance of Losses – R$ 1,112: discussion on the amount of tax loss (IRPJ) and/or social contribution (CSLL) tax loss carryforwards used by the Federal Revenue Service when drawing up tax assessment notes that are still pending a final decision; · IRPJ and CSLL – Deductibility of Losses in Credit Operations – R$ 757 – Assessments to require the payment of IRPJ and CSLL due to the alleged non-observance of the legal criteria for the deduction of losses upon the receipt of credits. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 132

d) Accounts Receivable – Reimbursement of Provisions The receivables balance arising from reimbursements of contingencies totals R$ 999 (R$ 1,065 at December 31, 2017)) (Note 18a), arising basically from the collateral established in Banco Banerj S.A. privatization process occurred in 1997, when the State of Rio de Janeiro created a fund to guarantee the equity recomposition in provisions for Civil, Labor and Tax Claims. e) Guarantees of contingencies, provisions and legal obligations The guarantees related to legal proceedings involving ITAÚ UNIBANCO HOLDING and basically consist of: 12/31/2018 12/31/2017 Financial assets - at fair value through profit or loss and at fair value through 730 962 other comprehensive income (basically financial treasury bills) Escrow deposits (Note 18a) 4,312 4,585 ITAÚ UNIBANCO HOLDING’s provisions for judicial and administrative challenges are long-term, considering the time required for their questioning, and this prevents the disclosure of a deadline for their conclusion. The legal advisors believe that ITAÚ UNIBANCO HOLDING is not a party to this or any other administrative proceedings or lawsuits that could significantly affect the results of its operations. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 133 d) Accounts Receivable – Reimbursement of Provisions The receivables balance arising from reimbursements of contingencies totals R$ 999 (R$ 1,065 at December 31, 2017)) (Note 18a), arising basically from the collateral established in Banco Banerj S.A. privatization process occurred in 1997, when the State of Rio de Janeiro created a fund to guarantee the equity recomposition in provisions for Civil, Labor and Tax Claims. e) Guarantees of contingencies, provisions and legal obligations The guarantees related to legal proceedings involving ITAÚ UNIBANCO HOLDING and basically consist of: 12/31/2018 12/31/2017 Financial assets - at fair value through profit or loss and at fair value through 730 962 other comprehensive income (basically financial treasury bills) Escrow deposits (Note 18a) 4,312 4,585 ITAÚ UNIBANCO HOLDING’s provisions for judicial and administrative challenges are long-term, considering the time required for their questioning, and this prevents the disclosure of a deadline for their conclusion. The legal advisors believe that ITAÚ UNIBANCO HOLDING is not a party to this or any other administrative proceedings or lawsuits that could significantly affect the results of its operations. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 133

Note 30 – Segment Information The current operational and reporting segments of ITAÚ UNIBANCO HOLDING are described below: · Retail Banking The segment comprises retail clients, account holders and non-account holders, individuals and legal entities, high net worth clients (Itaú Uniclass and Personnalité) and the companies segment (microenterprises and small companies). It includes financing and credit offers made outside the branch network, in addition to credit cards and payroll loans. · Wholesale Banking It comprises products and services offered to middle-market companies, clients with high financial equity (Private Bank), activities of Latin American units and Itaú BBA, the unit responsible for commercial transactions with large companies and operation as Investment Bank. · Activities with the Market + Corporation It basically corresponds to the result arising from capital surplus, subordinated debt surplus and the net balance of tax credits and debits. It also shows the financial margin with the market, the Treasury operating cost, the equity in earnings of companies not associated to each one of the segments. a) Basis of presentation Segment information is prepared based on the reports used by top management to assess the performance and to make decisions regarding the allocation of funds for investment and other purposes. These reports use a variety of information for management purposes, including financial and non-financial information supported by bases different from information prepared according to accounting practices adopted in Brazil. The main indicator adopted for monitoring of business performance is Recurring Net Income, as well as Return on Economic Capital for each business segment. Information by segment has been prepared in accordance with accounting practices adopted in Brazil and was adjusted by the items below: Allocated capital: The statements of each segment consider the capital allocation based on a proprietary model and consequent impacts on results arising from this allocation. This model comprises the following components: Credit risk, operational risk, market risk and insurance underwriting risk. Income tax rate: We consider the total income tax rate, net of the tax effect from the payment of interest on capital, for the Retail Banking, Wholesale Bank and Activities with the Market segments. The difference between the income tax amount calculated by segment and the effective income tax amount, as stated in the consolidated financial statements, is allocated to the Activities with the Market + Corporation column. · Reclassification and application of managerial criteria The managerial statement of income was used to prepare information per segment. These statements were obtained based on the statement of income adjusted by the impact of non-recurring events and the managerial reclassifications in income. The main reclassifications between the accounting and managerial results are: Banking product: Considers the opportunity cost for each operation. The financial statements were adjusted so that the stockholders' equity was replaced by funding at market price. Subsequently, the financial statements were adjusted to include revenues related to capital allocated to each segment. The cost of subordinated debt and the respective remuneration at market price were proportionally allocated to the segments, based on the economic allocated capital. Hedge tax effects: The tax effects of the hedge of investments abroad were adjusted – these were originally recorded in the tax expenses (PIS and COFINS) and Income Tax and Social Contribution on Net Income (IR and CSLL) lines – and are now reclassified to financial margin. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 134 Note 30 – Segment Information The current operational and reporting segments of ITAÚ UNIBANCO HOLDING are described below: · Retail Banking The segment comprises retail clients, account holders and non-account holders, individuals and legal entities, high net worth clients (Itaú Uniclass and Personnalité) and the companies segment (microenterprises and small companies). It includes financing and credit offers made outside the branch network, in addition to credit cards and payroll loans. · Wholesale Banking It comprises products and services offered to middle-market companies, clients with high financial equity (Private Bank), activities of Latin American units and Itaú BBA, the unit responsible for commercial transactions with large companies and operation as Investment Bank. · Activities with the Market + Corporation It basically corresponds to the result arising from capital surplus, subordinated debt surplus and the net balance of tax credits and debits. It also shows the financial margin with the market, the Treasury operating cost, the equity in earnings of companies not associated to each one of the segments. a) Basis of presentation Segment information is prepared based on the reports used by top management to assess the performance and to make decisions regarding the allocation of funds for investment and other purposes. These reports use a variety of information for management purposes, including financial and non-financial information supported by bases different from information prepared according to accounting practices adopted in Brazil. The main indicator adopted for monitoring of business performance is Recurring Net Income, as well as Return on Economic Capital for each business segment. Information by segment has been prepared in accordance with accounting practices adopted in Brazil and was adjusted by the items below: Allocated capital: The statements of each segment consider the capital allocation based on a proprietary model and consequent impacts on results arising from this allocation. This model comprises the following components: Credit risk, operational risk, market risk and insurance underwriting risk. Income tax rate: We consider the total income tax rate, net of the tax effect from the payment of interest on capital, for the Retail Banking, Wholesale Bank and Activities with the Market segments. The difference between the income tax amount calculated by segment and the effective income tax amount, as stated in the consolidated financial statements, is allocated to the Activities with the Market + Corporation column. · Reclassification and application of managerial criteria The managerial statement of income was used to prepare information per segment. These statements were obtained based on the statement of income adjusted by the impact of non-recurring events and the managerial reclassifications in income. The main reclassifications between the accounting and managerial results are: Banking product: Considers the opportunity cost for each operation. The financial statements were adjusted so that the stockholders' equity was replaced by funding at market price. Subsequently, the financial statements were adjusted to include revenues related to capital allocated to each segment. The cost of subordinated debt and the respective remuneration at market price were proportionally allocated to the segments, based on the economic allocated capital. Hedge tax effects: The tax effects of the hedge of investments abroad were adjusted – these were originally recorded in the tax expenses (PIS and COFINS) and Income Tax and Social Contribution on Net Income (IR and CSLL) lines – and are now reclassified to financial margin. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 134

Insurance: The main reclassifications of revenues refer to the financial margins obtained with the technical provisions of insurance, pension plan and capitalization, in addition to revenue from management of pension plan funds. Other reclassifications: Other Income, Share of Income of Associates and jointly controlling entities, Non- Operating Income, Profit Sharing of Management Members and Expenses for Credit Card Reward Program were reclassified to those lines representing the way the ITAÚ UNIBANCO HOLDING manages its business, enabling greater understanding for performance analysis. The adjustments and reclassifications column shows the effects of the differences between the accounting principles followed for the presentation of segment information, which are substantially in line with the accounting practices adopted for financial institutions in Brazil, except as described above, and the policies used in the preparation of these consolidated financial statements according to IFRS. Main adjustments are as follows: · Requirements for evaluation of impairment of financial assets are based on an expected loan losses model; · Adjustment to fair value due to reclassifications of financial assets for measurement categories as a result of the concept of business models of IFRS 9; · Financial assets modified and not written-off, which balance was recalculated in accordance with the requirements of IFRS 9; · Effective interest rate of financial assets and liabilities measure at amortized cost, recording revenues and costs directly attributable to their acquisition, issue or disposal for the transaction term, whereas in the standards adopted in Brazil, recognition of expenses and revenues from fees occurs at the time these transactions are contracted; Goodwill generated in business combination is not amortized, whereas in the standards adopted in Brazil, it is amortized. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 135 Insurance: The main reclassifications of revenues refer to the financial margins obtained with the technical provisions of insurance, pension plan and capitalization, in addition to revenue from management of pension plan funds. Other reclassifications: Other Income, Share of Income of Associates and jointly controlling entities, Non- Operating Income, Profit Sharing of Management Members and Expenses for Credit Card Reward Program were reclassified to those lines representing the way the ITAÚ UNIBANCO HOLDING manages its business, enabling greater understanding for performance analysis. The adjustments and reclassifications column shows the effects of the differences between the accounting principles followed for the presentation of segment information, which are substantially in line with the accounting practices adopted for financial institutions in Brazil, except as described above, and the policies used in the preparation of these consolidated financial statements according to IFRS. Main adjustments are as follows: · Requirements for evaluation of impairment of financial assets are based on an expected loan losses model; · Adjustment to fair value due to reclassifications of financial assets for measurement categories as a result of the concept of business models of IFRS 9; · Financial assets modified and not written-off, which balance was recalculated in accordance with the requirements of IFRS 9; · Effective interest rate of financial assets and liabilities measure at amortized cost, recording revenues and costs directly attributable to their acquisition, issue or disposal for the transaction term, whereas in the standards adopted in Brazil, recognition of expenses and revenues from fees occurs at the time these transactions are contracted; Goodwill generated in business combination is not amortized, whereas in the standards adopted in Brazil, it is amortized. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 135

b) Consolidated Statement of Managerial Result ITAÚ UNIBANCO HOLDING S.A. From January 1,December 31, 2018 Activities with the IFRS Retail Wholesale ITAÚ Adjustments Market + (3) Banking Banking UNIBANCO consolidated Corporation Banking product 72,182 29,389 10,246 111,817 (7,617) 104,200 (1) Interest margin 40,243 18,930 9,912 69,085 (8,380) 60,705 Banking service fees 25,131 9,810 138 35,079 1,730 36,809 Income related to insurance and private pension operations before claim and selling expenses, net of reinsurance 6,808 649 196 7,653 (3,692) 3,961 Other income - - - - 2,725 2,725 Cost of Credit and Claims (13,686) (1,608) - (15,294) 5,112 (10,182) Expected loss with loan operations and lease operations (14,061) (2,021) - (16,082) 7,128 (8,954) Impairment 6 (552) - (546) 546 - Discounts granted (1,043) (111) - (1,154) 1,154 - Recovery of loans written off as loss 2,572 1,144 - 3,716 (3,716) - Expenses for claims / recovery of claims under reinsurance (1,160) (68) - (1,228) - (1,228) Operating margin 58,496 27,781 10,246 96,523 (2,505) 94,018 Other operating income (expenses) (40,002) (15,217) (1,070) (56,289) (7,121) (63,410) (2) Non-interest expenses (35,296) (13,817) (331) (49,444) (8,094) (57,538) Tax expenses for ISS, PIS and COFINS and Other (4,706) (1,400) (739) (6,845) 226 (6,619) Share of profit or (loss) in associates and joint ventures - - - - 747 747 Net income before income tax and social contribution 18,494 12,564 9,176 40,234 (9,626) 30,608 Income tax and social contribution (6,939) (3,829) (2,964) (13,732) 8,763 (4,969) Non-controlling interest in subsidiaries (184) (550) (35) (769) 37 (732) Net income 11,371 8,185 6,177 25,733 (826) 24,907 Total assets (*) - 12/31/2018 1,042,145 655,393 142,853 1,649,613 (96,816) 1,552,797 Total liabilities - 12/31/2018 1,005,194 597,528 93,546 1,505,490 (103,159) 1,402,331 (*) Includes: Investments in associates and joint ventures 1,220 - 11,438 12,658 (639) 12,019 Fixed assets, net 5,526 879 - 6,405 897 7,302 Goodwill and Intangible assets, net 6,845 8,178 - 15,023 4,306 19,329 (1) Includes interest and similar income and expenses of R$ 62,565, net gains (loss) on investment securities and derivatives of R$ (4,834) and results from foreign exchange operations and exchange variation of transactions abroad of R$ 2,974. (2) Refers to general and administrative expenses including depreciation and amortization expenses of R$ (3.332). (3) The IFRS consolidated figures do not represent the sum of the segments because there are intercompany transactions that were eliminated only in the consolidated financial statements. Segments are assessed by top management, net of income and expenses between related parties. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 136 b) Consolidated Statement of Managerial Result ITAÚ UNIBANCO HOLDING S.A. From January 1,December 31, 2018 Activities with the IFRS Retail Wholesale ITAÚ Adjustments Market + (3) Banking Banking UNIBANCO consolidated Corporation Banking product 72,182 29,389 10,246 111,817 (7,617) 104,200 (1) Interest margin 40,243 18,930 9,912 69,085 (8,380) 60,705 Banking service fees 25,131 9,810 138 35,079 1,730 36,809 Income related to insurance and private pension operations before claim and selling expenses, net of reinsurance 6,808 649 196 7,653 (3,692) 3,961 Other income - - - - 2,725 2,725 Cost of Credit and Claims (13,686) (1,608) - (15,294) 5,112 (10,182) Expected loss with loan operations and lease operations (14,061) (2,021) - (16,082) 7,128 (8,954) Impairment 6 (552) - (546) 546 - Discounts granted (1,043) (111) - (1,154) 1,154 - Recovery of loans written off as loss 2,572 1,144 - 3,716 (3,716) - Expenses for claims / recovery of claims under reinsurance (1,160) (68) - (1,228) - (1,228) Operating margin 58,496 27,781 10,246 96,523 (2,505) 94,018 Other operating income (expenses) (40,002) (15,217) (1,070) (56,289) (7,121) (63,410) (2) Non-interest expenses (35,296) (13,817) (331) (49,444) (8,094) (57,538) Tax expenses for ISS, PIS and COFINS and Other (4,706) (1,400) (739) (6,845) 226 (6,619) Share of profit or (loss) in associates and joint ventures - - - - 747 747 Net income before income tax and social contribution 18,494 12,564 9,176 40,234 (9,626) 30,608 Income tax and social contribution (6,939) (3,829) (2,964) (13,732) 8,763 (4,969) Non-controlling interest in subsidiaries (184) (550) (35) (769) 37 (732) Net income 11,371 8,185 6,177 25,733 (826) 24,907 Total assets (*) - 12/31/2018 1,042,145 655,393 142,853 1,649,613 (96,816) 1,552,797 Total liabilities - 12/31/2018 1,005,194 597,528 93,546 1,505,490 (103,159) 1,402,331 (*) Includes: Investments in associates and joint ventures 1,220 - 11,438 12,658 (639) 12,019 Fixed assets, net 5,526 879 - 6,405 897 7,302 Goodwill and Intangible assets, net 6,845 8,178 - 15,023 4,306 19,329 (1) Includes interest and similar income and expenses of R$ 62,565, net gains (loss) on investment securities and derivatives of R$ (4,834) and results from foreign exchange operations and exchange variation of transactions abroad of R$ 2,974. (2) Refers to general and administrative expenses including depreciation and amortization expenses of R$ (3.332). (3) The IFRS consolidated figures do not represent the sum of the segments because there are intercompany transactions that were eliminated only in the consolidated financial statements. Segments are assessed by top management, net of income and expenses between related parties. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 136

ITAÚ UNIBANCO HOLDING S.A. From January 1 to December 31, 2017 Actitivities with IFRS Retail Wholesale ITAÚ the Market + Adjustments (3) Banking Banking UNIBANCO consolidated Corporation Banking product 69,921 28,748 10,623 109,292 2,231 111,523 (1) Interest margin 38,570 19,426 10,515 68,511 2,731 71,242 Banking service fees 24,096 8,876 42 33,014 1,434 34,448 Income related to insurance and private pension operations before claim and selling expenses, net of reinsurance 7,255 446 66 7,767 (3,068) 4,699 Other income - - - - 1,134 1,134 Cost of Credit and Claims (13,388) (5,882) (6) (19,276) (1,690) (20,966) Expected loss with loan operations and lease operations (14,046) (5,053) (6) (19,105) (669) (19,774) Impairment - (1,094) - (1,094) 1,094 - Discounts granted (843) (263) - (1,106) 1,106 - Recovery of loans written off as loss 2,723 581 - 3,304 (3,304) - Expenses for claims / recovery of claims under reinsurance (1,222) (53) - (1,275) 83 (1,192) Operating margin 56,533 22,866 10,617 90,016 541 90,557 Other operating income (expenses) (37,601) (14,523) (1,647) (53,771) (6,204) (59,975) (2) Non-interest expenses (33,186) (13,265) (831) (47,282) (6,212) (53,494) Tax expenses for ISS, PIS and COFINS and Other (4,415) (1,258) (816) (6,489) (542) (7,031) Share of profit or (loss) in associates and joint ventures - - - - 550 550 Net income before income tax and social contribution 18,932 8,343 8,970 36,245 (5,663) 30,582 Income tax and social contribution (7,107) (2,412) (1,775) (11,294) 3,937 (7,357) Non-controlling interest in subsidiaries (166) 117 (23) (72) 40 (32) Net income 11,659 6,048 7,172 24,879 (1,686) 23,193 Total assets (*) - 12/31/2017 970,137 604,384 119,309 1,503,503 (67,264) 1,436,239 Total liabilities - 12/31/2017 934,835 548,185 71,873 1,364,566 (72,683) 1,291,883 (*) Includes: Investments in associates and joint ventures 1,168 - 3,986 5,154 (99) 5,055 Fixed assets, net 5,105 1,290 - 6,395 964 7,359 Goodwill and Intangible assets, net 8,739 7,694 - 16,433 2,950 19,383 (1) Includes interest and similar income and expenses of R$ 67,311, net gains (loss) on investment securities and derivatives of R$ 4,181 and results from foreign exchange operations and exchange variation of transactions abroad of R$ (250). (2) Refers to general and administrative expenses including depreciation and amortization expenses of R$ (3,034). (3) The IFRS Consolidated figures do not represent the sum of the segments because there are intercompany transactions that were eliminated only in the consolidated financial statements. Segments are assessed by top management, net of income and expenses between related parties. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 137 ITAÚ UNIBANCO HOLDING S.A. From January 1 to December 31, 2017 Actitivities with IFRS Retail Wholesale ITAÚ the Market + Adjustments (3) Banking Banking UNIBANCO consolidated Corporation Banking product 69,921 28,748 10,623 109,292 2,231 111,523 (1) Interest margin 38,570 19,426 10,515 68,511 2,731 71,242 Banking service fees 24,096 8,876 42 33,014 1,434 34,448 Income related to insurance and private pension operations before claim and selling expenses, net of reinsurance 7,255 446 66 7,767 (3,068) 4,699 Other income - - - - 1,134 1,134 Cost of Credit and Claims (13,388) (5,882) (6) (19,276) (1,690) (20,966) Expected loss with loan operations and lease operations (14,046) (5,053) (6) (19,105) (669) (19,774) Impairment - (1,094) - (1,094) 1,094 - Discounts granted (843) (263) - (1,106) 1,106 - Recovery of loans written off as loss 2,723 581 - 3,304 (3,304) - Expenses for claims / recovery of claims under reinsurance (1,222) (53) - (1,275) 83 (1,192) Operating margin 56,533 22,866 10,617 90,016 541 90,557 Other operating income (expenses) (37,601) (14,523) (1,647) (53,771) (6,204) (59,975) (2) Non-interest expenses (33,186) (13,265) (831) (47,282) (6,212) (53,494) Tax expenses for ISS, PIS and COFINS and Other (4,415) (1,258) (816) (6,489) (542) (7,031) Share of profit or (loss) in associates and joint ventures - - - - 550 550 Net income before income tax and social contribution 18,932 8,343 8,970 36,245 (5,663) 30,582 Income tax and social contribution (7,107) (2,412) (1,775) (11,294) 3,937 (7,357) Non-controlling interest in subsidiaries (166) 117 (23) (72) 40 (32) Net income 11,659 6,048 7,172 24,879 (1,686) 23,193 Total assets (*) - 12/31/2017 970,137 604,384 119,309 1,503,503 (67,264) 1,436,239 Total liabilities - 12/31/2017 934,835 548,185 71,873 1,364,566 (72,683) 1,291,883 (*) Includes: Investments in associates and joint ventures 1,168 - 3,986 5,154 (99) 5,055 Fixed assets, net 5,105 1,290 - 6,395 964 7,359 Goodwill and Intangible assets, net 8,739 7,694 - 16,433 2,950 19,383 (1) Includes interest and similar income and expenses of R$ 67,311, net gains (loss) on investment securities and derivatives of R$ 4,181 and results from foreign exchange operations and exchange variation of transactions abroad of R$ (250). (2) Refers to general and administrative expenses including depreciation and amortization expenses of R$ (3,034). (3) The IFRS Consolidated figures do not represent the sum of the segments because there are intercompany transactions that were eliminated only in the consolidated financial statements. Segments are assessed by top management, net of income and expenses between related parties. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 137

ITAÚ UNIBANCO HOLDING S.A. From January 1 to December 31, 2016 Actitivities with Retail Wholesale ITAÚ IFRS the Market + Adjustments (3) Banking Banking UNIBANCO consolidated Corporation Banking product 70,496 30,498 9,412 110,406 8,016 118,422 (1) Interest margin 40,073 21,929 9,264 71,266 8,589 79,855 Banking service fees 22,659 8,072 59 30,790 1,128 31,918 Income related to insurance and private pension operations before claim and selling expenses, net of reinsurance 7,764 497 89 8,350 (3,085) 5,265 Other income - - - - 1,384 1,384 Cost of Credit and Claims (15,820) (10,645) 71 (26,394) 2,039 (24,355) Expected loss with loan operations and lease operations (16,717) (8,914) 71 (25,560) 2,690 (22,870) Impairment (26) (1,856) - (1,882) 1,882 - Discounts granted (893) (318) - (1,211) 1,211 - Recovery of loans written off as loss 3,242 502 - 3,744 (3,744) - Expenses for claims / recovery of claims under reinsurance (1,426) (59) - (1,485) - (1,485) Operating margin 54,676 19,853 9,483 84,012 10,055 94,067 Other operating income (expenses) (37,202) (13,410) (2,387) (52,999) (5,389) (58,388) (2) Non-interest expenses (32,883) (12,034) (1,616) (46,533) (4,372) (50,905) Tax expenses for ISS, PIS and COFINS and Other (4,319) (1,376) (771) (6,466) (1,545) (8,011) Share of profit or (loss) in associates and joint ventures - - - - 528 528 Net income before income tax and social contribution 17,474 6,443 7,096 31,013 4,666 35,679 Income tax and social contribution (6,328) (1,081) (1,237) (8,646) (5,017) (13,663) Non-controlling interest in subsidiaries (223) 79 (1) (145) (244) (389) Net income 10,923 5,441 5,858 22,222 (595) 21,627 Total assets (*) - 01/01/2017 909,779 585,088 116,401 1,427,084 (75,770) 1,351,314 Total liabilities - 01/01/2017 877,792 525,390 80,810 1,299,869 (80,939) 1,218,930 (*) Includes: Investments in associates and joint ventures 1,325 - 3,106 4,431 642 5,073 Fixed assets, net 5,635 1,177 - 6,812 1,230 8,042 Goodwill and Intangible assets, net 7,957 7,276 - 15,233 1,823 17,056 (1) Includes net interest and similar income and expenses of R$ 67,276, net gain (loss) on investment securities and derivatives of R$ 7,066 and foreign exchange results and exchange variation on transactions of abroad R$ 5,513. (2) Refers to general and administrative expenses including depreciation and amortization expenses of R$ (2,995). (3) The IFRS Consolidated figures do not represent the sum of the segments because there are intercompany transactions that were eliminated only in the consolidated financial statements. Segments are assessed by top management, net of income and expenses between related parties. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 138 ITAÚ UNIBANCO HOLDING S.A. From January 1 to December 31, 2016 Actitivities with Retail Wholesale ITAÚ IFRS the Market + Adjustments (3) Banking Banking UNIBANCO consolidated Corporation Banking product 70,496 30,498 9,412 110,406 8,016 118,422 (1) Interest margin 40,073 21,929 9,264 71,266 8,589 79,855 Banking service fees 22,659 8,072 59 30,790 1,128 31,918 Income related to insurance and private pension operations before claim and selling expenses, net of reinsurance 7,764 497 89 8,350 (3,085) 5,265 Other income - - - - 1,384 1,384 Cost of Credit and Claims (15,820) (10,645) 71 (26,394) 2,039 (24,355) Expected loss with loan operations and lease operations (16,717) (8,914) 71 (25,560) 2,690 (22,870) Impairment (26) (1,856) - (1,882) 1,882 - Discounts granted (893) (318) - (1,211) 1,211 - Recovery of loans written off as loss 3,242 502 - 3,744 (3,744) - Expenses for claims / recovery of claims under reinsurance (1,426) (59) - (1,485) - (1,485) Operating margin 54,676 19,853 9,483 84,012 10,055 94,067 Other operating income (expenses) (37,202) (13,410) (2,387) (52,999) (5,389) (58,388) (2) Non-interest expenses (32,883) (12,034) (1,616) (46,533) (4,372) (50,905) Tax expenses for ISS, PIS and COFINS and Other (4,319) (1,376) (771) (6,466) (1,545) (8,011) Share of profit or (loss) in associates and joint ventures - - - - 528 528 Net income before income tax and social contribution 17,474 6,443 7,096 31,013 4,666 35,679 Income tax and social contribution (6,328) (1,081) (1,237) (8,646) (5,017) (13,663) Non-controlling interest in subsidiaries (223) 79 (1) (145) (244) (389) Net income 10,923 5,441 5,858 22,222 (595) 21,627 Total assets (*) - 01/01/2017 909,779 585,088 116,401 1,427,084 (75,770) 1,351,314 Total liabilities - 01/01/2017 877,792 525,390 80,810 1,299,869 (80,939) 1,218,930 (*) Includes: Investments in associates and joint ventures 1,325 - 3,106 4,431 642 5,073 Fixed assets, net 5,635 1,177 - 6,812 1,230 8,042 Goodwill and Intangible assets, net 7,957 7,276 - 15,233 1,823 17,056 (1) Includes net interest and similar income and expenses of R$ 67,276, net gain (loss) on investment securities and derivatives of R$ 7,066 and foreign exchange results and exchange variation on transactions of abroad R$ 5,513. (2) Refers to general and administrative expenses including depreciation and amortization expenses of R$ (2,995). (3) The IFRS Consolidated figures do not represent the sum of the segments because there are intercompany transactions that were eliminated only in the consolidated financial statements. Segments are assessed by top management, net of income and expenses between related parties. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 138

c) Result of Non-Current Assets and Main Services and Products by Geographic Region 12/31/2018 12/31/2017 01/01/2017 Brazil Abroad Total Brazil Abroad Total Brazil Abroad Total Non-current assets 22,991 3,640 26,631 23,411 3,331 26,742 22,974 2,124 25,098 01/01 to 12/31/2018 01/01 to 12/31/2017 01/01 to 12/31/2016 Brazil Abroad Total Brazil Abroad Total Brazil Abroad Total (1) (2) Income related to financial operations 108,362 22,955 131,317 131,689 17,883 149,572 155,030 19,954 174,984 Income related to insurance and private pension operations before claim and selling expenses, net of reinsurance 3,812 149 3,961 4,551 148 4,699 5,133 132 5,265 Banking service fees 33,211 3,598 36,809 31,296 3,152 34,448 29,061 2,857 31,918 (1) Includes interest and similar income, dividend income, net gain (loss) on investment securities and derivatives, foreign exchange results, and exchange variation on transactions. (2) ITAÚ UNIBANCO HOLDING does not have clients representing 10% or higher of its revenues. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 139 c) Result of Non-Current Assets and Main Services and Products by Geographic Region 12/31/2018 12/31/2017 01/01/2017 Brazil Abroad Total Brazil Abroad Total Brazil Abroad Total Non-current assets 22,991 3,640 26,631 23,411 3,331 26,742 22,974 2,124 25,098 01/01 to 12/31/2018 01/01 to 12/31/2017 01/01 to 12/31/2016 Brazil Abroad Total Brazil Abroad Total Brazil Abroad Total (1) (2) Income related to financial operations 108,362 22,955 131,317 131,689 17,883 149,572 155,030 19,954 174,984 Income related to insurance and private pension operations before claim and selling expenses, net of reinsurance 3,812 149 3,961 4,551 148 4,699 5,133 132 5,265 Banking service fees 33,211 3,598 36,809 31,296 3,152 34,448 29,061 2,857 31,918 (1) Includes interest and similar income, dividend income, net gain (loss) on investment securities and derivatives, foreign exchange results, and exchange variation on transactions. (2) ITAÚ UNIBANCO HOLDING does not have clients representing 10% or higher of its revenues. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 139

Note 31 – Related parties Transactions between related parties are carried out at amounts, terms and average rates in accordance with normal market practices during the period, as well as under reciprocal conditions. Transactions between companies and investment funds, included in consolidation (note 2.b), were eliminated and do not have effects on the consolidated statements. The main unconsolidated related parties are as follows: · Itaú Unibanco Participações S.A. (IUPAR), Companhia E.Johnston de Participações S.A. (shareholder of IUPAR) and ITAÚSA, direct and indirect shareholders of ITAÚ UNIBANCO HOLDING; · The non-financial subsidiaries and joint-controlled entities of ITAÚSA, specially: Itautec S.A., Duratex S.A., Itaúsa Empreendimentos S.A. and Alpargatas S.A.; · Investments in associates and jointly-controlled entities, and the main ones are: Porto Seguro Itaú Unibanco Participações S.A., BSF Holding S.A., IRB-Brasil Resseguros S.A. and XP Investimentos S.A.; · Fundação Itaú Unibanco - Previdência Complementar and FUNBEP – Fundo de Pensão Multipatrocinado, closed-end supplementary pension entities, that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING, created exclusively for employees; · Foundations and Institutes maintained by ITAÚ UNIBANCO HOLDING’s donations and by the proceedings generated by its assets to accomplish its purposed, as well as to maintain the operational and administrative structure: Fundação Itaú Social – manages the “Itaú Social Program”, which aims at coordinating the organization’s role in projects of interest to the community by supporting or developing social, scientific and cultural projects, mainly in the elementary education and health areas and supports projects or initiatives in progress, supported or sponsored by entities qualified to work in the ”Programa Itaú Social” (Itaú Social Program). Instituto Itaú Cultural – promotes and disseminates Brazilian culture in the country and abroad. Instituto Unibanco – supports projects focused on social assistance, particularly education, culture, promotion of integration to labor market, and environmental protection, on a direct and/or supplementary basis, through the civil society’s institutions. Instituto Unibanco de Cinema – promotes culture in general and provides access of low-income population to cinematography, videography and similar productions, for which it should maintain movie theaters and movie clubs owned or managed by itself, and theaters to screen films, videos, video-laser discs and other related activities, as well as to screen and divulge movies in general, especially those produced in Brazil. Associação Itaú Viver Mais – provides social services for the welfare of beneficiaries, in the way and under conditions established by its Internal Rules, and according to the funds available. These services may include, among others, the promotion of cultural, educational, sports, entertainment and health care activities. · Associação Cubo Coworking Itaú – partner entity of ITAÚ UNIBANCO HOLDING which purpose is to encourage and promote: discussions, the development of alternative and innovative technologies, business models and solutions; the production and dissemination of the resulting technical and scientific knowledge; the attraction and gathering of new information technology talents that may be characterized as startups; research, development and establishment of ecosystems for entrepreneurship and startups. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 140 Note 31 – Related parties Transactions between related parties are carried out at amounts, terms and average rates in accordance with normal market practices during the period, as well as under reciprocal conditions. Transactions between companies and investment funds, included in consolidation (note 2.b), were eliminated and do not have effects on the consolidated statements. The main unconsolidated related parties are as follows: · Itaú Unibanco Participações S.A. (IUPAR), Companhia E.Johnston de Participações S.A. (shareholder of IUPAR) and ITAÚSA, direct and indirect shareholders of ITAÚ UNIBANCO HOLDING; · The non-financial subsidiaries and joint-controlled entities of ITAÚSA, specially: Itautec S.A., Duratex S.A., Itaúsa Empreendimentos S.A. and Alpargatas S.A.; · Investments in associates and jointly-controlled entities, and the main ones are: Porto Seguro Itaú Unibanco Participações S.A., BSF Holding S.A., IRB-Brasil Resseguros S.A. and XP Investimentos S.A.; · Fundação Itaú Unibanco - Previdência Complementar and FUNBEP – Fundo de Pensão Multipatrocinado, closed-end supplementary pension entities, that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING, created exclusively for employees; · Foundations and Institutes maintained by ITAÚ UNIBANCO HOLDING’s donations and by the proceedings generated by its assets to accomplish its purposed, as well as to maintain the operational and administrative structure: Fundação Itaú Social – manages the “Itaú Social Program”, which aims at coordinating the organization’s role in projects of interest to the community by supporting or developing social, scientific and cultural projects, mainly in the elementary education and health areas and supports projects or initiatives in progress, supported or sponsored by entities qualified to work in the ”Programa Itaú Social” (Itaú Social Program). Instituto Itaú Cultural – promotes and disseminates Brazilian culture in the country and abroad. Instituto Unibanco – supports projects focused on social assistance, particularly education, culture, promotion of integration to labor market, and environmental protection, on a direct and/or supplementary basis, through the civil society’s institutions. Instituto Unibanco de Cinema – promotes culture in general and provides access of low-income population to cinematography, videography and similar productions, for which it should maintain movie theaters and movie clubs owned or managed by itself, and theaters to screen films, videos, video-laser discs and other related activities, as well as to screen and divulge movies in general, especially those produced in Brazil. Associação Itaú Viver Mais – provides social services for the welfare of beneficiaries, in the way and under conditions established by its Internal Rules, and according to the funds available. These services may include, among others, the promotion of cultural, educational, sports, entertainment and health care activities. · Associação Cubo Coworking Itaú – partner entity of ITAÚ UNIBANCO HOLDING which purpose is to encourage and promote: discussions, the development of alternative and innovative technologies, business models and solutions; the production and dissemination of the resulting technical and scientific knowledge; the attraction and gathering of new information technology talents that may be characterized as startups; research, development and establishment of ecosystems for entrepreneurship and startups. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 140

a) Transactions with related parties: ITAÚ UNIBANCO HOLDING Assets / (Liabilities) Revenue / (Expenses) Annual rate 01/01 to 01/01 to 01/01 to 12/31/2018 12/31/2017 12/31/2018 12/31/2017 12/31/2016 Loan operations 144 96 187 6 - Alpargatas S.A. 2.5% to 6% / SELIC + 2.35% / CDI + 3.15% 49 96 3 6 - Other 113% of CDI 95 - 184 - - Derivative financial instruments - assets and liabilities - - (138) - - Other - - (138) - - Deposits (70) - (9) - - Other 75% to 96% of CDI (70) - (9) - - Securities sold under repurchase agreements (29) (48) (3) (5) (19) 95% to 97.5% of CDI Duratex S.A. (19) (22) (1) (2) (4) 50.01% to 100.15% of CDI Other (10) (26) (2) (3) (15) Amounts receivable from (payable to) related companies / (92) (108) 46 39 28 Banking service fees (expenses) Olimpia Promoção e Serviços S.A. (3) (2) (25) (23) (25) Fundação Itaú Unibanco - Previdência Complementar (98) (106) 51 47 44 Other 9 - 20 15 9 Rental revenues (expenses) - - (46) (62) (59) Fundação Itaú Unibanco - Previdência Complementar - - (36) (49) (44) FUNBEP - Fundo de Pensão Multipatrocinado - - (7) (11) (13) Other - - (3) (2) (2) Sponsorship expenses - - (31) (10) (6) Associação Cubo Coworking Itaú - - (31) (10) (6) Donation expenses - - (96) (94) (88) Instituto Itaú Cultural - - (95) (93) (87) Associação Itaú Viver Mais - - (1) (1) (1) b) Compensation and Benefits of Key Management Personnel Compensation and benefits attributed to Management Members, members of the Audit Committee and the Board of Directors of ITAÚ UNIBANCO HOLDING in the period correspond to: 01/01 to 01/01 to 01/01 to 12/31/2018 12/31/2017 12/31/2016 Fees (481) (426) (360) Profit sharing (258) (244) (251) Post-employment benefits (9) (9) (12) (212) (220) (263) Granting of the Share-based payment (960) (899) (886) Total Total amounts related to stock-based compensation plan, personnel expenses and post-employment benefits is detailed in Notes 20, 23 and 26, respectively. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 141 a) Transactions with related parties: ITAÚ UNIBANCO HOLDING Assets / (Liabilities) Revenue / (Expenses) Annual rate 01/01 to 01/01 to 01/01 to 12/31/2018 12/31/2017 12/31/2018 12/31/2017 12/31/2016 Loan operations 144 96 187 6 - Alpargatas S.A. 2.5% to 6% / SELIC + 2.35% / CDI + 3.15% 49 96 3 6 - Other 113% of CDI 95 - 184 - - Derivative financial instruments - assets and liabilities - - (138) - - Other - - (138) - - Deposits (70) - (9) - - Other 75% to 96% of CDI (70) - (9) - - Securities sold under repurchase agreements (29) (48) (3) (5) (19) 95% to 97.5% of CDI Duratex S.A. (19) (22) (1) (2) (4) 50.01% to 100.15% of CDI Other (10) (26) (2) (3) (15) Amounts receivable from (payable to) related companies / (92) (108) 46 39 28 Banking service fees (expenses) Olimpia Promoção e Serviços S.A. (3) (2) (25) (23) (25) Fundação Itaú Unibanco - Previdência Complementar (98) (106) 51 47 44 Other 9 - 20 15 9 Rental revenues (expenses) - - (46) (62) (59) Fundação Itaú Unibanco - Previdência Complementar - - (36) (49) (44) FUNBEP - Fundo de Pensão Multipatrocinado - - (7) (11) (13) Other - - (3) (2) (2) Sponsorship expenses - - (31) (10) (6) Associação Cubo Coworking Itaú - - (31) (10) (6) Donation expenses - - (96) (94) (88) Instituto Itaú Cultural - - (95) (93) (87) Associação Itaú Viver Mais - - (1) (1) (1) b) Compensation and Benefits of Key Management Personnel Compensation and benefits attributed to Management Members, members of the Audit Committee and the Board of Directors of ITAÚ UNIBANCO HOLDING in the period correspond to: 01/01 to 01/01 to 01/01 to 12/31/2018 12/31/2017 12/31/2016 Fees (481) (426) (360) Profit sharing (258) (244) (251) Post-employment benefits (9) (9) (12) (212) (220) (263) Granting of the Share-based payment (960) (899) (886) Total Total amounts related to stock-based compensation plan, personnel expenses and post-employment benefits is detailed in Notes 20, 23 and 26, respectively. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 141

Note 32 – Risk and Capital Management a) Corporate Governance ITAÚ UNIBANCO HOLDING invests in sound processes for risk and capital management that permeates the whole institution and are the basis of all strategic decisions to ensure business sustainability. These processes are aligned with the guidelines of the Board of Directors and Executives that, through corporate bodies, define the global objectives that are measured as goals and limits to the risk management units. Control and capital management units, in turn, support the ITAÚ UNIBANCO HOLDING management by monitoring and analyzing risk and capital. The Board of Directors is the main body responsible for establishing guidelines, policies, and approval levels for risk and capital management. The Capital and Risk Management Committee (CGRC), in turn, is responsible for supporting the Board of Directors in the performance of its assignments related to capital and risk management. In the executive level, collegiate bodies, presided over by the Chief Executive Officer (CEO) of ITAÚ UNIBANCO HOLDING, are responsible for capital and risk management and which decisions are monitored in the scope of CGRC. Additionally, the institution has panels collegiate bodies, which exercise the responsibilities delegated in capital and risk management, presided over by the Executive Vice-President of the Risk and Finance Department (ARF). To support this structure, ARF has specialized executive boards to ensure, on an independent and centralized basis, that the institution’s risks and capital are managed in compliance with policies and procedures established. b) Risk Management Risk Appetite The risk appetite of ITAÚ UNIBANCO HOLDING is based on the Board of Director’s statement: “We are a universal bank, operating mainly in Latin America. Supported by our risk culture, we act with strict ethical standard and regulatory compliance, in search for high and increasing results, with low volatility, through long-lasting relationship with the client, correct risk pricing, pulverized funding and proper use of capital.” Based on this statement, five dimensions have been established, each dimension is made up of a set of metrics associated with the main risks involved, combining supplementary measurement methods, in search for a comprehensive vision of our exposures. The Board of Directors is responsible for approving guidelines and limits for risk appetite, exercising its activities with the support of CGRC and CRO - Chief Risk Officer. The limits for risk appetite are frequently monitored and reported to risk committees and to the Board of Directors, which will guide the preventive measures to be taken to ensure that exposures are aligned with the strategies of ITAÚ UNIBANCO HOLDING. The five dimensions of risk appetite are: · Capitalization: establishes that ITAÚ UNIBANCO HOLDING must have capital sufficient to face any serious recession period or a stress event without the need to adjust its capital structure under unfavorable circumstances. It is monitored through the follow-up of ITAÚ UNIBANCO HOLDING’s capital ratios, both in normal and stress scenarios, and of the ratings of the institution's debt issues. · Liquidity: establishes that the liquidity of ITAÚ UNIBANCO HOLDING must withstand long stress periods. It is monitored through the follow-up of liquidity ratios. · Composition of results: defines that business will be focused primarily in Latin America, where ITAÚ UNIBANCO HOLDING has a diversified base of clients and products, with low appetite for volatility of results and high risks. This dimension comprises aspects related to business and profitability, and market and credit risks. By adopting exposure concentration limits, such as industry sectors, counterparty quality, countries and geographical regions and risk factors, these monitored metrics seek to ensure the proper composition of portfolios, aimed at the low volatility of results and business sustainability. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 142 Note 32 – Risk and Capital Management a) Corporate Governance ITAÚ UNIBANCO HOLDING invests in sound processes for risk and capital management that permeates the whole institution and are the basis of all strategic decisions to ensure business sustainability. These processes are aligned with the guidelines of the Board of Directors and Executives that, through corporate bodies, define the global objectives that are measured as goals and limits to the risk management units. Control and capital management units, in turn, support the ITAÚ UNIBANCO HOLDING management by monitoring and analyzing risk and capital. The Board of Directors is the main body responsible for establishing guidelines, policies, and approval levels for risk and capital management. The Capital and Risk Management Committee (CGRC), in turn, is responsible for supporting the Board of Directors in the performance of its assignments related to capital and risk management. In the executive level, collegiate bodies, presided over by the Chief Executive Officer (CEO) of ITAÚ UNIBANCO HOLDING, are responsible for capital and risk management and which decisions are monitored in the scope of CGRC. Additionally, the institution has panels collegiate bodies, which exercise the responsibilities delegated in capital and risk management, presided over by the Executive Vice-President of the Risk and Finance Department (ARF). To support this structure, ARF has specialized executive boards to ensure, on an independent and centralized basis, that the institution’s risks and capital are managed in compliance with policies and procedures established. b) Risk Management Risk Appetite The risk appetite of ITAÚ UNIBANCO HOLDING is based on the Board of Director’s statement: “We are a universal bank, operating mainly in Latin America. Supported by our risk culture, we act with strict ethical standard and regulatory compliance, in search for high and increasing results, with low volatility, through long-lasting relationship with the client, correct risk pricing, pulverized funding and proper use of capital.” Based on this statement, five dimensions have been established, each dimension is made up of a set of metrics associated with the main risks involved, combining supplementary measurement methods, in search for a comprehensive vision of our exposures. The Board of Directors is responsible for approving guidelines and limits for risk appetite, exercising its activities with the support of CGRC and CRO - Chief Risk Officer. The limits for risk appetite are frequently monitored and reported to risk committees and to the Board of Directors, which will guide the preventive measures to be taken to ensure that exposures are aligned with the strategies of ITAÚ UNIBANCO HOLDING. The five dimensions of risk appetite are: · Capitalization: establishes that ITAÚ UNIBANCO HOLDING must have capital sufficient to face any serious recession period or a stress event without the need to adjust its capital structure under unfavorable circumstances. It is monitored through the follow-up of ITAÚ UNIBANCO HOLDING’s capital ratios, both in normal and stress scenarios, and of the ratings of the institution's debt issues. · Liquidity: establishes that the liquidity of ITAÚ UNIBANCO HOLDING must withstand long stress periods. It is monitored through the follow-up of liquidity ratios. · Composition of results: defines that business will be focused primarily in Latin America, where ITAÚ UNIBANCO HOLDING has a diversified base of clients and products, with low appetite for volatility of results and high risks. This dimension comprises aspects related to business and profitability, and market and credit risks. By adopting exposure concentration limits, such as industry sectors, counterparty quality, countries and geographical regions and risk factors, these monitored metrics seek to ensure the proper composition of portfolios, aimed at the low volatility of results and business sustainability. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 142

· Operational risk: focuses on the control of operational risk events that may adversely impact the operation and business strategy, and is carried out by monitoring the main operational risk events and incurred losses. · Reputation: addresses risks that may impact the institution’s brand value and reputation with clients, employees, regulatory bodies, investors and the general public. The risk monitoring in this dimension is carried out by the follow-up of client satisfaction and dissatisfaction and media exposure, in addition to monitoring the institution’s conduct. Substantiation for risk appetite, risk management and guidelines for activities of employees of ITAÚ UNIBANCO HOLDING the day-to-day for decision-making purposes are as follows: Sustainability and client satisfaction: ITAÚ UNIBANCO HOLDING vision is to be the leading bank in sustainable performance and client satisfaction and, therefore, it is committed to creating shared value to employees, clients, stockholders, and society, ensuring the continuity of business. ITAÚ UNIBANCO HOLDING is committed to do business that is good both for the client and the institution itself; · Risk Culture: ITAÚ UNIBANCO HOLDING’s risk culture goes beyond policies, procedures or processes, as it strengthens the individual and collective responsibility of all employees so they do the right thing at the right moment and on the proper way, by respecting the ethical way of doing business; · Risk pricing: ITAÚ UNIBANCO HOLDING’s acts and assumes risks in business it knows and understands, avoiding risks that are unknown to the institution or that do not have a competitive edge, therefore carefully assessing the risk-return ratio; · Diversification: ITAÚ UNIBANCO HOLDING has low appetite to volatility in results and, therefore, it operates with a diversified base of clients, products and business, seeking to diversify risks and giving priority to lower risk business. · Operational excellence: It is the wish of ITAÚ UNIBANCO HOLDING to be an agile bank, with a robust and stable infrastructure to offer top services; · Ethics and respect for regulation: for ITAÚ UNIBANCO HOLDING, ethics is non-negotiable, and, therefore, the institute promotes an institutional environment that has integrity, guiding employees to cultivate ethics in relationships and business, and the respect for rules, as it cultivates the care for the institution’s reputation; ITAÚ UNIBANCO HOLDING adopts several initiatives to disseminate risk culture, based on four principles: conscious risk-taking, discussion of the risks the institution faces, the corresponding action taken, and the responsibility of everyone to manage risks. These principles lay down the basis for ITAÚ UNIBANCO HOLDING guidelines by helping employees to consciously understand, identify, measure, manage and mitigate risks. 1. Credit risk Possibility of losses arising from the breach by the borrower, issuer or counterparty of the respective agreed- upon financial obligations, the devaluation of loan agreement due to downgrading of the borrower’s, the issuer’s, the counterparty’s risk rating, the reduction in gains or compensation, the advantages given upon posterior renegotiation and the recovery costs. There is a credit risk control and management structure, centralized and independent from the business units, that provides for operational limits and risk mitigating mechanisms, in addition to establishing processes and tools to measure, monitor and control the credit risk inherent in all products, portfolio concentrations and impacts of potential changes in the economic environment. The credit policy of ITAÚ UNIBANCO HOLDING is based on internal criteria such as: classification of clients, performance and portfolio evolution, default levels, return rate and economic capital allocated, among other external factors, such as interest rates, market default indicators, inflation, consumption variation, among others. For individual, small and middle-market companies, credit rating is attributed based on application statistical models (in the early phases of relationship with the client) and behavior score (used for clients with which ITAÚ UNIBANCO HOLDING already has a relationship). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 143 · Operational risk: focuses on the control of operational risk events that may adversely impact the operation and business strategy, and is carried out by monitoring the main operational risk events and incurred losses. · Reputation: addresses risks that may impact the institution’s brand value and reputation with clients, employees, regulatory bodies, investors and the general public. The risk monitoring in this dimension is carried out by the follow-up of client satisfaction and dissatisfaction and media exposure, in addition to monitoring the institution’s conduct. Substantiation for risk appetite, risk management and guidelines for activities of employees of ITAÚ UNIBANCO HOLDING the day-to-day for decision-making purposes are as follows: Sustainability and client satisfaction: ITAÚ UNIBANCO HOLDING vision is to be the leading bank in sustainable performance and client satisfaction and, therefore, it is committed to creating shared value to employees, clients, stockholders, and society, ensuring the continuity of business. ITAÚ UNIBANCO HOLDING is committed to do business that is good both for the client and the institution itself; · Risk Culture: ITAÚ UNIBANCO HOLDING’s risk culture goes beyond policies, procedures or processes, as it strengthens the individual and collective responsibility of all employees so they do the right thing at the right moment and on the proper way, by respecting the ethical way of doing business; · Risk pricing: ITAÚ UNIBANCO HOLDING’s acts and assumes risks in business it knows and understands, avoiding risks that are unknown to the institution or that do not have a competitive edge, therefore carefully assessing the risk-return ratio; · Diversification: ITAÚ UNIBANCO HOLDING has low appetite to volatility in results and, therefore, it operates with a diversified base of clients, products and business, seeking to diversify risks and giving priority to lower risk business. · Operational excellence: It is the wish of ITAÚ UNIBANCO HOLDING to be an agile bank, with a robust and stable infrastructure to offer top services; · Ethics and respect for regulation: for ITAÚ UNIBANCO HOLDING, ethics is non-negotiable, and, therefore, the institute promotes an institutional environment that has integrity, guiding employees to cultivate ethics in relationships and business, and the respect for rules, as it cultivates the care for the institution’s reputation; ITAÚ UNIBANCO HOLDING adopts several initiatives to disseminate risk culture, based on four principles: conscious risk-taking, discussion of the risks the institution faces, the corresponding action taken, and the responsibility of everyone to manage risks. These principles lay down the basis for ITAÚ UNIBANCO HOLDING guidelines by helping employees to consciously understand, identify, measure, manage and mitigate risks. 1. Credit risk Possibility of losses arising from the breach by the borrower, issuer or counterparty of the respective agreed- upon financial obligations, the devaluation of loan agreement due to downgrading of the borrower’s, the issuer’s, the counterparty’s risk rating, the reduction in gains or compensation, the advantages given upon posterior renegotiation and the recovery costs. There is a credit risk control and management structure, centralized and independent from the business units, that provides for operational limits and risk mitigating mechanisms, in addition to establishing processes and tools to measure, monitor and control the credit risk inherent in all products, portfolio concentrations and impacts of potential changes in the economic environment. The credit policy of ITAÚ UNIBANCO HOLDING is based on internal criteria such as: classification of clients, performance and portfolio evolution, default levels, return rate and economic capital allocated, among other external factors, such as interest rates, market default indicators, inflation, consumption variation, among others. For individual, small and middle-market companies, credit rating is attributed based on application statistical models (in the early phases of relationship with the client) and behavior score (used for clients with which ITAÚ UNIBANCO HOLDING already has a relationship). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 143

For large companies, the rating is based on information such as economic and financial condition of the counterparty, their cash-generating capability, the economic group to which they belong, and the current and prospective situation of the economic sector in which they operate. The credit proposals are analyzed on a case by case basis, through an approval-level mechanism. In compliance with CMN Resolution 4,557, of February 23, 2017, the document “Public Access Report – Credit Risk“, which includes the guidelines established by the institutional credit risk control policy can be viewed at www.itau.com.br/investor-relations, under Corporate Governance, Regulations and Policies. ITAÚ UNIBANCO HOLDING strictly controls the credit exposure of clients and counterparties, taking action to address situations in which the actual exposure exceeds the desired one. For this purpose, contractually provided actions can be taken, such as early settlement or requirement of additional collateral. 1.1 Collateral and policies for mitigating credit risk ITAÚ UNIBANCO HOLDING uses guarantees to increase its capacity for recovery in operations exposed to credit risk. The guarantees may be personal, secured, legal structures with mitigating power and offset agreements. For collateral to be considered instruments that mitigate credit risk, they must comply with the requirements and standards that regulate them, be them internal or external ones, be legally valid (effective), enforceable, and assessed on a regular basis. ITAÚ UNIBANCO HOLDING also uses credit derivatives, to mitigate credit risk of its portfolios of loans and securities. These instruments are priced based on models that use the fair value of market inputs, such as credit spreads, recovery rates, correlations and interest rates. 1.2 Policy on the provision and Economic scenarios Both the credit risk and the finance areas are responsible for defining the methodologies used to measure the allowance for loan losses and for assessing changes in the provision amounts on a recurring basis. These areas monitor the trends observed in expected credit loss by segment level, in addition to establishing an initial understanding of the variables that may trigger changes in the allowance for loan losses, the probability of default or the loss given default. Once the trends have been identified and an initial assessment of the variables has been made at the corporate level, the business areas are responsible for further analyzing these observed trends at a detailed level and for each portfolio, in order to understand the underlying reasons for the trends observed and for deciding whether changes are required in the credit policies. The provisions for expected losses are recognized considering the expected risk linked to contracts with similar characteristics and in anticipation of impairment signs, considering a loss horizon adequate to the remaining period of the contract termination. For contracts of products with no determined termination date, average results of impairment and default are used to determine the loss horizon. Additionally, information on economic scenarios and public information with internally developed information are used to determine and affect the expected credit loss, adjusting loss levels to expected macroeconomic realities. 1.3 Classification of Stages of Credit Impairment ITAÚ UNIBANCO HOLDING considers clients’ internal information, statistic models, days of default, and quantitative analysis in order to determine the credit status of portfolio agreements. Rules for change of stage consider lower and higher internal ratings (quantitative criteria), in addition to a relative variation of ratings since the initial recognition. Information on days of delay, used on an absolute basis, is an important factor for the classification of stages, and after a certain credit status of the agreement is determined, the classification in one of the three stages of credit deterioration is established. Based on this classification, rules for measurement of expected credit loss determined for each stage are used, as described in Note 2.4e. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 144 For large companies, the rating is based on information such as economic and financial condition of the counterparty, their cash-generating capability, the economic group to which they belong, and the current and prospective situation of the economic sector in which they operate. The credit proposals are analyzed on a case by case basis, through an approval-level mechanism. In compliance with CMN Resolution 4,557, of February 23, 2017, the document “Public Access Report – Credit Risk“, which includes the guidelines established by the institutional credit risk control policy can be viewed at www.itau.com.br/investor-relations, under Corporate Governance, Regulations and Policies. ITAÚ UNIBANCO HOLDING strictly controls the credit exposure of clients and counterparties, taking action to address situations in which the actual exposure exceeds the desired one. For this purpose, contractually provided actions can be taken, such as early settlement or requirement of additional collateral. 1.1 Collateral and policies for mitigating credit risk ITAÚ UNIBANCO HOLDING uses guarantees to increase its capacity for recovery in operations exposed to credit risk. The guarantees may be personal, secured, legal structures with mitigating power and offset agreements. For collateral to be considered instruments that mitigate credit risk, they must comply with the requirements and standards that regulate them, be them internal or external ones, be legally valid (effective), enforceable, and assessed on a regular basis. ITAÚ UNIBANCO HOLDING also uses credit derivatives, to mitigate credit risk of its portfolios of loans and securities. These instruments are priced based on models that use the fair value of market inputs, such as credit spreads, recovery rates, correlations and interest rates. 1.2 Policy on the provision and Economic scenarios Both the credit risk and the finance areas are responsible for defining the methodologies used to measure the allowance for loan losses and for assessing changes in the provision amounts on a recurring basis. These areas monitor the trends observed in expected credit loss by segment level, in addition to establishing an initial understanding of the variables that may trigger changes in the allowance for loan losses, the probability of default or the loss given default. Once the trends have been identified and an initial assessment of the variables has been made at the corporate level, the business areas are responsible for further analyzing these observed trends at a detailed level and for each portfolio, in order to understand the underlying reasons for the trends observed and for deciding whether changes are required in the credit policies. The provisions for expected losses are recognized considering the expected risk linked to contracts with similar characteristics and in anticipation of impairment signs, considering a loss horizon adequate to the remaining period of the contract termination. For contracts of products with no determined termination date, average results of impairment and default are used to determine the loss horizon. Additionally, information on economic scenarios and public information with internally developed information are used to determine and affect the expected credit loss, adjusting loss levels to expected macroeconomic realities. 1.3 Classification of Stages of Credit Impairment ITAÚ UNIBANCO HOLDING considers clients’ internal information, statistic models, days of default, and quantitative analysis in order to determine the credit status of portfolio agreements. Rules for change of stage consider lower and higher internal ratings (quantitative criteria), in addition to a relative variation of ratings since the initial recognition. Information on days of delay, used on an absolute basis, is an important factor for the classification of stages, and after a certain credit status of the agreement is determined, the classification in one of the three stages of credit deterioration is established. Based on this classification, rules for measurement of expected credit loss determined for each stage are used, as described in Note 2.4e. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 144

For Retail and middle business portfolios, ITAÚ UNIBANCO HOLDING classifies loan agreements which are over 30 days overdue in stage 2, except payroll loans for public bodies, which recognition is carried out after 45 overdue, due to the payment dynamics for product onlending. For the Wholesale business portfolio, information on delay is considered in the rating assessment. (*) Default parameters are: 90 days with no payment record ; debt restructuring; adjudication of bankruptcy; loss; and court-ordered reorganization. (*) For mortgage loan portfolio, 180 days without payment record are considered. 1.4 Maximum Exposure of Financial Assets to Credit Risk 12/31/2018 12/31/2017 Brazil Abroad Total Brazil Abroad Total Financial Assets 1,027,193 303,535 1,330,728 967,703 263,711 1,231,414 At Amortized Cost 756,993 237,766 994,759 702,672 203,057 905,729 Interbank deposits 6,239 20,181 26,420 6,367 22,681 29,048 Securities purchased under agreements to resell 279,353 783 280,136 243,917 790 244,707 Securities 90,234 20,161 110,395 101,365 10,059 111,424 (*) 345,501 190,590 536,091 327,501 170,218 497,719 Loan operations and lease operations Other financial assets 61,875 13,215 75,090 53,787 5,781 59,568 (-) Provision for Expected Loss (26,209) (7,164) (33,373) (30,265) (6,472) (36,737) At Fair Value Through Other Comprehensive Income 9,089 40,234 49,323 14,722 37,427 52,149 Securities 9,089 40,234 49,323 14,722 37,427 52,149 At Fair Value Through Profit or Loss 261,111 25,535 286,646 250,309 23,227 273,536 Securities 252,819 10,361 263,180 238,200 12,493 250,693 Derivatives 8,292 15,174 23,466 12,109 10,734 22,843 Financial liabilities - provision for expected loss 3,355 437 3,792 4,513 409 4,922 Loan Commitments 2,289 312 2,601 2,681 334 3,015 Financial Guarantees 1,066 125 1,191 1,832 75 1,907 Off balance sheet 300,522 49,173 349,695 280,032 43,797 323,829 53,443 12,662 66,105 60,062 10,427 70,489 Financial Guarantees 10,747 - 10,747 9,214 - 9,214 Letters of credit to be released 236,332 36,511 272,843 210,756 33,370 244,126 Loan commitments Mortgage loans 3,403 - 3,403 3,218 - 3,218 Overdraft accounts 110,454 - 110,454 93,284 - 93,284 Credit cards 120,862 2,961 123,823 109,196 2,679 111,875 Other pre-approved limits 1,613 33,550 35,163 5,058 30,691 35,749 Total 1,324,360 352,271 1,676,631 1,243,222 307,099 1,550,321 (*) In the composition of balance there are operations designated at Fair Value Through Profit or Loss, in the amount of R$ 102 at 12/31/2017. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 145 For Retail and middle business portfolios, ITAÚ UNIBANCO HOLDING classifies loan agreements which are over 30 days overdue in stage 2, except payroll loans for public bodies, which recognition is carried out after 45 overdue, due to the payment dynamics for product onlending. For the Wholesale business portfolio, information on delay is considered in the rating assessment. (*) Default parameters are: 90 days with no payment record ; debt restructuring; adjudication of bankruptcy; loss; and court-ordered reorganization. (*) For mortgage loan portfolio, 180 days without payment record are considered. 1.4 Maximum Exposure of Financial Assets to Credit Risk 12/31/2018 12/31/2017 Brazil Abroad Total Brazil Abroad Total Financial Assets 1,027,193 303,535 1,330,728 967,703 263,711 1,231,414 At Amortized Cost 756,993 237,766 994,759 702,672 203,057 905,729 Interbank deposits 6,239 20,181 26,420 6,367 22,681 29,048 Securities purchased under agreements to resell 279,353 783 280,136 243,917 790 244,707 Securities 90,234 20,161 110,395 101,365 10,059 111,424 (*) 345,501 190,590 536,091 327,501 170,218 497,719 Loan operations and lease operations Other financial assets 61,875 13,215 75,090 53,787 5,781 59,568 (-) Provision for Expected Loss (26,209) (7,164) (33,373) (30,265) (6,472) (36,737) At Fair Value Through Other Comprehensive Income 9,089 40,234 49,323 14,722 37,427 52,149 Securities 9,089 40,234 49,323 14,722 37,427 52,149 At Fair Value Through Profit or Loss 261,111 25,535 286,646 250,309 23,227 273,536 Securities 252,819 10,361 263,180 238,200 12,493 250,693 Derivatives 8,292 15,174 23,466 12,109 10,734 22,843 Financial liabilities - provision for expected loss 3,355 437 3,792 4,513 409 4,922 Loan Commitments 2,289 312 2,601 2,681 334 3,015 Financial Guarantees 1,066 125 1,191 1,832 75 1,907 Off balance sheet 300,522 49,173 349,695 280,032 43,797 323,829 53,443 12,662 66,105 60,062 10,427 70,489 Financial Guarantees 10,747 - 10,747 9,214 - 9,214 Letters of credit to be released 236,332 36,511 272,843 210,756 33,370 244,126 Loan commitments Mortgage loans 3,403 - 3,403 3,218 - 3,218 Overdraft accounts 110,454 - 110,454 93,284 - 93,284 Credit cards 120,862 2,961 123,823 109,196 2,679 111,875 Other pre-approved limits 1,613 33,550 35,163 5,058 30,691 35,749 Total 1,324,360 352,271 1,676,631 1,243,222 307,099 1,550,321 (*) In the composition of balance there are operations designated at Fair Value Through Profit or Loss, in the amount of R$ 102 at 12/31/2017. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 145

Amounts exposed to credit risk presented are based on gross book value and do not consider any collateral received or other added credit improvements. The contractual amounts of financial collaterals and credit cards represent the maximum potential of credit risk in the event the counterparty does not meet the terms of the agreement. The vast majority of loan commitments (mortgage loans, overdraft accounts and other pre-approved limits) mature without being drawn, since they are renewed monthly and they may be cancelled unilaterally. As a result, the total contractual amount does not represent our effective future exposure to credit risk or the liquidity needs arising from such commitments. 1.4.1. By business sector Loan Operations and Lease Operations 12/31/2018% 12/31/2017 % Industry and commerce 115,225 21.5 107,201 21.5 Services 118,435 22.1 114,332 23.0 Other sectors 30,440 5.7 29,047 5.8 Individuals 271,991 50.7 247,139 49.7 Total 536,091 100.0 497,719 100.0 (*) Other financial assets 12/31/2018% 12/31/2017 % Public sector 330,730 43.9 327,932 46.5 Services 92,562 12.3 84,191 11.9 Other sectors 23,072 3.1 19,804 2.8 Financial 306,556 40.7 273,747 38.8 Total 752,920 100.0 705,674 100.0 (*) Includes Financial Assets at Fair Value through Profit and Loss, Financial Assets at Fair Value through Other Comprehensive Income and Financial Assets at Amortized Cost, except for loan and finance lease operations. The exposure of Off Balance financial instruments (Financial Collaterals and Loan Commitments) are neither categorized nor managed by business sector. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 146 Amounts exposed to credit risk presented are based on gross book value and do not consider any collateral received or other added credit improvements. The contractual amounts of financial collaterals and credit cards represent the maximum potential of credit risk in the event the counterparty does not meet the terms of the agreement. The vast majority of loan commitments (mortgage loans, overdraft accounts and other pre-approved limits) mature without being drawn, since they are renewed monthly and they may be cancelled unilaterally. As a result, the total contractual amount does not represent our effective future exposure to credit risk or the liquidity needs arising from such commitments. 1.4.1. By business sector Loan Operations and Lease Operations 12/31/2018% 12/31/2017 % Industry and commerce 115,225 21.5 107,201 21.5 Services 118,435 22.1 114,332 23.0 Other sectors 30,440 5.7 29,047 5.8 Individuals 271,991 50.7 247,139 49.7 Total 536,091 100.0 497,719 100.0 (*) Other financial assets 12/31/2018% 12/31/2017 % Public sector 330,730 43.9 327,932 46.5 Services 92,562 12.3 84,191 11.9 Other sectors 23,072 3.1 19,804 2.8 Financial 306,556 40.7 273,747 38.8 Total 752,920 100.0 705,674 100.0 (*) Includes Financial Assets at Fair Value through Profit and Loss, Financial Assets at Fair Value through Other Comprehensive Income and Financial Assets at Amortized Cost, except for loan and finance lease operations. The exposure of Off Balance financial instruments (Financial Collaterals and Loan Commitments) are neither categorized nor managed by business sector. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 146

1.4.2 By type and classification of credit risk Operations and lease operations 12/31/2018 Stage 1 Stage 2 Stage 3 Total Consolidated of 3 stages Loan Loan Loan Financial Loan Loan Financial Loan Loan Financial Loan Financial Total Total Total Total (*) Operations commitments Guarantees Operations commitments Guarantees Operations commitments Guarantees commitments Guarantees Operations Individuals 177,488 174,666 1,014 353,168 17,029 6,784 - 23,813 18,047 687 - 18,734 212,564 182,137 1,014 395,715 Credit card 65,227 110,435 - 175,662 8,489 5,719 - 14,208 4,539 594 - 5,133 78,255 116,748 - 195,003 Personal loans 14,125 64,201 1,014 79,340 4,427 1,064 - 5,491 10,991 93 - 11,084 29,543 65,358 1,014 95,915 Payroll loans 44,156 - - 44,156 1,024 - - 1,024 1,698 - - 1,698 46,878 - - 46,878 Vehicles 14,353 - - 14,353 1,022 - - 1,022 545 - - 545 15,920 - - 15,920 Mortgage loans 39,627 30 - 39,657 2,067 1 - 2,068 274 - - 274 41,968 31 - 41,999 Corporate 90,716 16,054 45,361 152,131 2,222 83 1,681 3,986 9,705 143 4,148 13,996 102,643 16,280 51,190 170,113 Small and medium businesses 57,099 40,105 2,472 99,676 5,875 1,834 69 7,778 5,838 185 94 6,117 68,812 42,124 2,635 113,571 Foreign loans - Latin America 134,323 29,090 10,842 174,255 11,768 2,969 395 15,132 5,981 243 29 6,253 152,072 32,302 11,266 195,640 Total 459,626 259,915 59,689 779,230 36,894 11,670 2,145 50,709 39,571 1,258 4,271 45,100 536,091 272,843 66,105 875,039% 59.0% 33.3% 7.7% 100.0% 72.8% 23.0% 4.2% 100.0% 87.7% 2.8% 9.5% 100.0% 61.3% 31.1% 7.6% 100.0% 12/31/2017 Stage 1 Stage 2 Stage 3 Total Consolidated of 3 stages Loan Loan Loan Financial Loan Loan Financial Loan Loan Financial Loan Financial Total Total Total Total (*) Operations commitments Guarantees Operations commitments Guarantees Operations commitments Guarantees commitments Guarantees Operations Individuals 161,364 159,533 1,016 321,913 13,032 4,420 - 17,452 18,989 776 - 19,765 193,385 164,729 1,016 359,130 Credit card 57,073 102,180 - 159,253 6,027 3,353 - 9,380 4,313 697 - 5,010 67,413 106,230 - 173,643 Personal loans 12,290 57,339 1,016 70,645 3,108 1,065 - 4,173 11,897 79 - 11,976 27,295 58,483 1,016 86,794 Payroll loans 42,115 - - 42,115 733 - - 733 1,868 - - 1,868 44,716 - - 44,716 Vehicles 12,550 - - 12,550 987 - - 987 628 - - 628 14,165 - - 14,165 Mortgage loans 37,336 14 - 37,350 2,177 2 - 2,179 283 - - 283 39,796 16 - 39,812 Corporate 91,442 14,100 50,811 156,353 3,833 278 1,299 5,410 12,372 390 5,538 18,300 107,647 14,768 57,648 180,063 Small and medium businesses 47,132 33,203 2,229 82,564 6,001 1,638 74 7,713 7,157 254 54 7,465 60,290 35,095 2,357 97,742 Foreign loans - Latin America 117,448 25,867 9,069 152,384 13,028 3,527 371 16,926 5,921 140 28 6,089 136,397 29,534 9,468 175,399 Total 417,386 232,703 63,125 713,214 35,894 9,863 1,744 47,501 44,439 1,560 5,620 51,619 497,719 244,126 70,489 812,334% 58.5% 32.6% 8.9% 100.0% 75.5% 20.8% 3.7% 100.0% 86.1% 3.0% 10.9% 100.0% 61.2% 30.1% 8.7% 100.0% (*) In the composition of balance there are operations designated at Fair Value Through Profit or Loss, in the amount of R$ 102 at 12/31/2017. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 147 1.4.2 By type and classification of credit risk Operations and lease operations 12/31/2018 Stage 1 Stage 2 Stage 3 Total Consolidated of 3 stages Loan Loan Loan Financial Loan Loan Financial Loan Loan Financial Loan Financial Total Total Total Total (*) Operations commitments Guarantees Operations commitments Guarantees Operations commitments Guarantees commitments Guarantees Operations Individuals 177,488 174,666 1,014 353,168 17,029 6,784 - 23,813 18,047 687 - 18,734 212,564 182,137 1,014 395,715 Credit card 65,227 110,435 - 175,662 8,489 5,719 - 14,208 4,539 594 - 5,133 78,255 116,748 - 195,003 Personal loans 14,125 64,201 1,014 79,340 4,427 1,064 - 5,491 10,991 93 - 11,084 29,543 65,358 1,014 95,915 Payroll loans 44,156 - - 44,156 1,024 - - 1,024 1,698 - - 1,698 46,878 - - 46,878 Vehicles 14,353 - - 14,353 1,022 - - 1,022 545 - - 545 15,920 - - 15,920 Mortgage loans 39,627 30 - 39,657 2,067 1 - 2,068 274 - - 274 41,968 31 - 41,999 Corporate 90,716 16,054 45,361 152,131 2,222 83 1,681 3,986 9,705 143 4,148 13,996 102,643 16,280 51,190 170,113 Small and medium businesses 57,099 40,105 2,472 99,676 5,875 1,834 69 7,778 5,838 185 94 6,117 68,812 42,124 2,635 113,571 Foreign loans - Latin America 134,323 29,090 10,842 174,255 11,768 2,969 395 15,132 5,981 243 29 6,253 152,072 32,302 11,266 195,640 Total 459,626 259,915 59,689 779,230 36,894 11,670 2,145 50,709 39,571 1,258 4,271 45,100 536,091 272,843 66,105 875,039% 59.0% 33.3% 7.7% 100.0% 72.8% 23.0% 4.2% 100.0% 87.7% 2.8% 9.5% 100.0% 61.3% 31.1% 7.6% 100.0% 12/31/2017 Stage 1 Stage 2 Stage 3 Total Consolidated of 3 stages Loan Loan Loan Financial Loan Loan Financial Loan Loan Financial Loan Financial Total Total Total Total (*) Operations commitments Guarantees Operations commitments Guarantees Operations commitments Guarantees commitments Guarantees Operations Individuals 161,364 159,533 1,016 321,913 13,032 4,420 - 17,452 18,989 776 - 19,765 193,385 164,729 1,016 359,130 Credit card 57,073 102,180 - 159,253 6,027 3,353 - 9,380 4,313 697 - 5,010 67,413 106,230 - 173,643 Personal loans 12,290 57,339 1,016 70,645 3,108 1,065 - 4,173 11,897 79 - 11,976 27,295 58,483 1,016 86,794 Payroll loans 42,115 - - 42,115 733 - - 733 1,868 - - 1,868 44,716 - - 44,716 Vehicles 12,550 - - 12,550 987 - - 987 628 - - 628 14,165 - - 14,165 Mortgage loans 37,336 14 - 37,350 2,177 2 - 2,179 283 - - 283 39,796 16 - 39,812 Corporate 91,442 14,100 50,811 156,353 3,833 278 1,299 5,410 12,372 390 5,538 18,300 107,647 14,768 57,648 180,063 Small and medium businesses 47,132 33,203 2,229 82,564 6,001 1,638 74 7,713 7,157 254 54 7,465 60,290 35,095 2,357 97,742 Foreign loans - Latin America 117,448 25,867 9,069 152,384 13,028 3,527 371 16,926 5,921 140 28 6,089 136,397 29,534 9,468 175,399 Total 417,386 232,703 63,125 713,214 35,894 9,863 1,744 47,501 44,439 1,560 5,620 51,619 497,719 244,126 70,489 812,334% 58.5% 32.6% 8.9% 100.0% 75.5% 20.8% 3.7% 100.0% 86.1% 3.0% 10.9% 100.0% 61.2% 30.1% 8.7% 100.0% (*) In the composition of balance there are operations designated at Fair Value Through Profit or Loss, in the amount of R$ 102 at 12/31/2017. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 147

Other financial assets 12/31/2018 Stage 1 Stage 2 Stage 3 Fair Value Cost Fair Value Cost Fair Value Cost Fair Value Investment funds 4,326 4,335 4,129 - - 918 197 Government securities 300,172 298,120 299,998 232 174 - - Brazilian government 300,172 298,084 299,998 232 174 - - Other Public - 36 - - - - - Other countries 27,548 27,614 27,548 - - - - Argentina 1,129 1,121 1,129 - - - - United States 2,754 2,770 2,754 - - - - Mexico 2,378 2,378 2,378 - - - - Italy 115 115 115 - - - - Spain 2,411 2,411 2,411 - - - - Korea 1,385 1,385 1,385 - - - - Chile 8,211 8,204 8,211 - - - - Paraguay 1,530 1,602 1,530 - - - - Uruguay 652 656 652 - - - - Colombia 6,065 6,054 6,065 - - - - France 891 891 891 - - - - Germany 22 22 22 - - - - Other 5 5 5 - - - - Corporate securities 87,206 82,438 82,301 3,908 2,937 4,957 1,968 Shares 9,607 9,145 9,295 515 310 195 2 Rural product note 4,003 3,855 3,848 - - 326 155 Securitized real estate loans 10,926 10,419 10,436 55 55 793 435 Bank deposit certificate 2,145 2,145 2,145 - - - - Debentures 30,950 27,306 27,068 3,323 2,557 3,563 1,325 Eurobonds and other 6,895 6,950 6,895 - - - - Financial bills 19,724 19,724 19,724 - - - - Promissory notes 1,490 1,465 1,463 15 15 24 12 Others 1,466 1,429 1,427 - - 56 39 Total 419,252 412,507 413,976 4,140 3,111 5,875 2,165 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 148 Other financial assets 12/31/2018 Stage 1 Stage 2 Stage 3 Fair Value Cost Fair Value Cost Fair Value Cost Fair Value Investment funds 4,326 4,335 4,129 - - 918 197 Government securities 300,172 298,120 299,998 232 174 - - Brazilian government 300,172 298,084 299,998 232 174 - - Other Public - 36 - - - - - Other countries 27,548 27,614 27,548 - - - - Argentina 1,129 1,121 1,129 - - - - United States 2,754 2,770 2,754 - - - - Mexico 2,378 2,378 2,378 - - - - Italy 115 115 115 - - - - Spain 2,411 2,411 2,411 - - - - Korea 1,385 1,385 1,385 - - - - Chile 8,211 8,204 8,211 - - - - Paraguay 1,530 1,602 1,530 - - - - Uruguay 652 656 652 - - - - Colombia 6,065 6,054 6,065 - - - - France 891 891 891 - - - - Germany 22 22 22 - - - - Other 5 5 5 - - - - Corporate securities 87,206 82,438 82,301 3,908 2,937 4,957 1,968 Shares 9,607 9,145 9,295 515 310 195 2 Rural product note 4,003 3,855 3,848 - - 326 155 Securitized real estate loans 10,926 10,419 10,436 55 55 793 435 Bank deposit certificate 2,145 2,145 2,145 - - - - Debentures 30,950 27,306 27,068 3,323 2,557 3,563 1,325 Eurobonds and other 6,895 6,950 6,895 - - - - Financial bills 19,724 19,724 19,724 - - - - Promissory notes 1,490 1,465 1,463 15 15 24 12 Others 1,466 1,429 1,427 - - 56 39 Total 419,252 412,507 413,976 4,140 3,111 5,875 2,165 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 148

12/31/2017 Stage 1 Stage 2 Stage 3 Fair Value Cost Fair Value Cost Fair Value Cost Fair Value Investment funds 3,513 3,351 3,345 - - 784 168 Government securities 326,227 324,585 326,031 261 196 - - Brazilian government 297,325 295,671 297,129 261 196 - - Other countries 28,902 28,914 28,902 - - - - Argentina 1,466 1,446 1,466 - - - - United States 1,666 1,684 1,666 - - - - Mexico 564 564 564 - - - - Denmark 1,951 1,951 1,951 - - - - Spain 2,937 2,937 2,937 - - - - Korea 1,944 1,944 1,944 - - - - Chile 9,761 9,765 9,761 - - - - Paraguay 1,807 1,922 1,807 - - - - Uruguay 828 824 828 - - - - Colombia 5,945 5,844 5,945 - - - - Other 33 33 33 - - - - Corporate securities 79,344 75,240 75,486 1,510 1,109 7,857 2,749 Shares 6,107 5,554 5,820 117 21 482 266 Rural product note 2,739 2,518 2,511 - - 381 228 Securitized real estate loans 13,577 12,492 12,501 64 59 3,062 1,017 Bank deposit certificate 1,150 1,150 1,150 - - - - Debentures 23,758 21,584 21,569 1,255 969 3,892 1,220 Eurobonds and other 6,192 6,195 6,192 - - - - Financial bills 21,230 21,230 21,230 - - - - Promissory notes 3,614 3,597 3,596 - - 40 18 Others 977 920 917 74 60 - - 409,084 403,176 404,862 1,771 1,305 8,641 2,917 Total Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 149 12/31/2017 Stage 1 Stage 2 Stage 3 Fair Value Cost Fair Value Cost Fair Value Cost Fair Value Investment funds 3,513 3,351 3,345 - - 784 168 Government securities 326,227 324,585 326,031 261 196 - - Brazilian government 297,325 295,671 297,129 261 196 - - Other countries 28,902 28,914 28,902 - - - - Argentina 1,466 1,446 1,466 - - - - United States 1,666 1,684 1,666 - - - - Mexico 564 564 564 - - - - Denmark 1,951 1,951 1,951 - - - - Spain 2,937 2,937 2,937 - - - - Korea 1,944 1,944 1,944 - - - - Chile 9,761 9,765 9,761 - - - - Paraguay 1,807 1,922 1,807 - - - - Uruguay 828 824 828 - - - - Colombia 5,945 5,844 5,945 - - - - Other 33 33 33 - - - - Corporate securities 79,344 75,240 75,486 1,510 1,109 7,857 2,749 Shares 6,107 5,554 5,820 117 21 482 266 Rural product note 2,739 2,518 2,511 - - 381 228 Securitized real estate loans 13,577 12,492 12,501 64 59 3,062 1,017 Bank deposit certificate 1,150 1,150 1,150 - - - - Debentures 23,758 21,584 21,569 1,255 969 3,892 1,220 Eurobonds and other 6,192 6,195 6,192 - - - - Financial bills 21,230 21,230 21,230 - - - - Promissory notes 3,614 3,597 3,596 - - 40 18 Others 977 920 917 74 60 - - 409,084 403,176 404,862 1,771 1,305 8,641 2,917 Total Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 149

Other Financial Assets - Internal Classification by Level of Risk 12/31/2018 Financial Assets - At Amortized Cost Financial assets at fair value Financial Assets Fair Value Interbank deposits and through profit or loss at fair Through Other Internal rating securities purchased under Securities Total value (*) Comprehensive Income agreements to resell Lower risk 306,556 103,157 284,896 49,323 743,932 Satisfactory - 3,645 1,340 - 4,985 Higher risk - 3,593 410 - 4,003 Total 306,556 110,395 286,646 49,323 752,920% 40.6 14.7 38.1 6.6 100.0 (*) Includes Derivatives in the amount of R$ 23,466 at 12/31/2018. 12/31/2017 Financial Assets - At Amortized Cost Financial assets at fair value Financial Assets Fair Value Interbank deposits and through profit or loss at fair Through Other Internal rating securities purchased under Securities Total value (*) Comprehensive Income agreements to resell Lower risk 273,747 104,610 271,859 52,149 702,365 Satisfactory - 338 1,278 - 1,616 Higher Risk - 1,294 399 - 1,693 Total 273,747 106,242 273,536 52,149 705,674% 38.7 15.1 38.8 7.4 100.0 (*) Includes Derivatives in the amount of R$ 22,843 at 12/31/2017. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 150 Other Financial Assets - Internal Classification by Level of Risk 12/31/2018 Financial Assets - At Amortized Cost Financial assets at fair value Financial Assets Fair Value Interbank deposits and through profit or loss at fair Through Other Internal rating securities purchased under Securities Total value (*) Comprehensive Income agreements to resell Lower risk 306,556 103,157 284,896 49,323 743,932 Satisfactory - 3,645 1,340 - 4,985 Higher risk - 3,593 410 - 4,003 Total 306,556 110,395 286,646 49,323 752,920% 40.6 14.7 38.1 6.6 100.0 (*) Includes Derivatives in the amount of R$ 23,466 at 12/31/2018. 12/31/2017 Financial Assets - At Amortized Cost Financial assets at fair value Financial Assets Fair Value Interbank deposits and through profit or loss at fair Through Other Internal rating securities purchased under Securities Total value (*) Comprehensive Income agreements to resell Lower risk 273,747 104,610 271,859 52,149 702,365 Satisfactory - 338 1,278 - 1,616 Higher Risk - 1,294 399 - 1,693 Total 273,747 106,242 273,536 52,149 705,674% 38.7 15.1 38.8 7.4 100.0 (*) Includes Derivatives in the amount of R$ 22,843 at 12/31/2017. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 150

1.4.3 Collateral held for loan and lease operations portfolio 12/31/2018 12/31/2017 Over-collateralized assets Under-collateralized assets Over-collateralized assets Under-collateralized assets Carrying Carrying Carrying Carrying Fair value of Fair value of Fair value of Fair value of value of the value of the value of the value of the collateral collateral collateral collateral assets assets assets assets Individuals 57,842 145,775 1,054 993 52,608 132,007 1,079 1,028 Personal (1) 643 1,949 753 711 370 1,398 901 864 Vehicles (2) 15,173 35,266 298 280 13,618 34,368 177 163 Mortgage loans (3) 42,026 108,560 3 2 38,620 96,241 1 1 Small, medium businesses and corporate (4) 112,508 293,724 13,870 10,267 115,731 339,892 11,032 8,537 Foreign loans - Latin America (4) 117,094 246,462 11,242 3,758 105,425 175,476 10,262 3,598 Total 287,444 685,961 26,166 15,018 273,764 647,375 22,373 13,163 (1) In general requires financial collaterals. (2) Vehicles themselves are pledged as collateral, as well as assets leased in lease operations. (3) Properties themselves are pledged as collateral. (4) Any collateral set forth in the credit policy of ITAÚ UNIBANCO HOLDING (chattel mortgage, surety/joint debtor, mortgage and others). Of total credit and finance lease operations, R$ 222,481 (R$ 201,582 at 12/31/2017) represented unsecured loans. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 151 1.4.3 Collateral held for loan and lease operations portfolio 12/31/2018 12/31/2017 Over-collateralized assets Under-collateralized assets Over-collateralized assets Under-collateralized assets Carrying Carrying Carrying Carrying Fair value of Fair value of Fair value of Fair value of value of the value of the value of the value of the collateral collateral collateral collateral assets assets assets assets Individuals 57,842 145,775 1,054 993 52,608 132,007 1,079 1,028 Personal (1) 643 1,949 753 711 370 1,398 901 864 Vehicles (2) 15,173 35,266 298 280 13,618 34,368 177 163 Mortgage loans (3) 42,026 108,560 3 2 38,620 96,241 1 1 Small, medium businesses and corporate (4) 112,508 293,724 13,870 10,267 115,731 339,892 11,032 8,537 Foreign loans - Latin America (4) 117,094 246,462 11,242 3,758 105,425 175,476 10,262 3,598 Total 287,444 685,961 26,166 15,018 273,764 647,375 22,373 13,163 (1) In general requires financial collaterals. (2) Vehicles themselves are pledged as collateral, as well as assets leased in lease operations. (3) Properties themselves are pledged as collateral. (4) Any collateral set forth in the credit policy of ITAÚ UNIBANCO HOLDING (chattel mortgage, surety/joint debtor, mortgage and others). Of total credit and finance lease operations, R$ 222,481 (R$ 201,582 at 12/31/2017) represented unsecured loans. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 151

1.4.4 Repossessed assets Assets received from the foreclosure of loans, including real estate, are initially recorded at the lower of: (i) the fair value of the asset less the estimated selling expenses, or (ii) the carrying amount of the loan. Further impairment of assets is recorded as a provision, with a corresponding charge to income. The maintenance costs of these assets are expensed as incurred. The policy for sales of these assets (assets not for use) includes periodic auctions that are announced in advance and considers that the assets cannot be held for more than one year as stipulated by the BACEN. Total assets repossessed in the period was R$ 657 (R$ 701 from 01/01 to 12/31/2017), mainly composed of real estate. 2. Market risk Possibility of incurring financial losses arising from the changes in the market value of positions held by a financial institution, including the risks of transactions subject to foreign exchange variation, interest rates, share prices, price indexes and commodity prices. ITAÚ UNIBANCO HOLDING’s market risk management strategy is aimed at balancing corporate business goals, taking into account, among other things: political, economic and market conditions; portfolio profile of ITAÚ UNIBANCO HOLDING and expertise within the group to support operations in specific markets. The market risk is controlled by an area independent from the business areas, which is responsible for the daily activities of: (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and warnings, (iii) application, analysis and tests of stress scenarios, (iv) risk reporting for individuals responsible within the business areas, in compliance with governance of ITAÚ UNIBANCO HOLDING, (v) monitoring of actions required for adjustment of positions and/or risk levels to make them feasible, and (vi) support to the launch of new financial products with security. The National Monetary Council (CMN) has regulations that establish the segregation of exposure to market risk at least in the following categories: interest rate, exchange rate, shares and commodities. Brazilian inflation indexes are treated as a group of risk indicators and receive the same treatment given to other risk indicators. The structure of limits and warnings is in line with the Board of Directors’ guidelines, and it is reviewed and approved on an annual basis. This structure has specific limits aiming at improving the risk monitoring and understanding process, and at avoiding concentration. These limits are quantified by assessing the forecasted results of the balance sheet, size of stockholders’ equity, liquidity, market complexity and volatility, as well as the institution’s appetite for risk of ITAÚ UNIBANCO HOLDING. In order to set up operations within the defined limits, ITAÚ UNIBANCO HOLDING hedges transactions with clients and proprietary positions, including its foreign investments. Derivatives are commonly used for these hedging activities, and can be characterized as accounting or economic hedge, both governed by the institutional polices of ITAÚ UNIBANCO HOLDING. The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution nº. 4,557, of February 2017, 23, and BACEN Circular nº. 3,354, of June 2007, 27. The trading portfolio consists of all transactions involving financial instruments and goods, including derivatives, which are carried out with the intention of trading. The banking portfolio is basically characterized by transactions from the banking business, and transactions related to the management of the balance sheet of the institution. It has the no-intention of resale and medium and long term time horizons as general guidelines. Market risk management is conducted based on the following metrics: · Value at risk (VaR): statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level; Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 152 1.4.4 Repossessed assets Assets received from the foreclosure of loans, including real estate, are initially recorded at the lower of: (i) the fair value of the asset less the estimated selling expenses, or (ii) the carrying amount of the loan. Further impairment of assets is recorded as a provision, with a corresponding charge to income. The maintenance costs of these assets are expensed as incurred. The policy for sales of these assets (assets not for use) includes periodic auctions that are announced in advance and considers that the assets cannot be held for more than one year as stipulated by the BACEN. Total assets repossessed in the period was R$ 657 (R$ 701 from 01/01 to 12/31/2017), mainly composed of real estate. 2. Market risk Possibility of incurring financial losses arising from the changes in the market value of positions held by a financial institution, including the risks of transactions subject to foreign exchange variation, interest rates, share prices, price indexes and commodity prices. ITAÚ UNIBANCO HOLDING’s market risk management strategy is aimed at balancing corporate business goals, taking into account, among other things: political, economic and market conditions; portfolio profile of ITAÚ UNIBANCO HOLDING and expertise within the group to support operations in specific markets. The market risk is controlled by an area independent from the business areas, which is responsible for the daily activities of: (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and warnings, (iii) application, analysis and tests of stress scenarios, (iv) risk reporting for individuals responsible within the business areas, in compliance with governance of ITAÚ UNIBANCO HOLDING, (v) monitoring of actions required for adjustment of positions and/or risk levels to make them feasible, and (vi) support to the launch of new financial products with security. The National Monetary Council (CMN) has regulations that establish the segregation of exposure to market risk at least in the following categories: interest rate, exchange rate, shares and commodities. Brazilian inflation indexes are treated as a group of risk indicators and receive the same treatment given to other risk indicators. The structure of limits and warnings is in line with the Board of Directors’ guidelines, and it is reviewed and approved on an annual basis. This structure has specific limits aiming at improving the risk monitoring and understanding process, and at avoiding concentration. These limits are quantified by assessing the forecasted results of the balance sheet, size of stockholders’ equity, liquidity, market complexity and volatility, as well as the institution’s appetite for risk of ITAÚ UNIBANCO HOLDING. In order to set up operations within the defined limits, ITAÚ UNIBANCO HOLDING hedges transactions with clients and proprietary positions, including its foreign investments. Derivatives are commonly used for these hedging activities, and can be characterized as accounting or economic hedge, both governed by the institutional polices of ITAÚ UNIBANCO HOLDING. The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution nº. 4,557, of February 2017, 23, and BACEN Circular nº. 3,354, of June 2007, 27. The trading portfolio consists of all transactions involving financial instruments and goods, including derivatives, which are carried out with the intention of trading. The banking portfolio is basically characterized by transactions from the banking business, and transactions related to the management of the balance sheet of the institution. It has the no-intention of resale and medium and long term time horizons as general guidelines. Market risk management is conducted based on the following metrics: · Value at risk (VaR): statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level; Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 152

· Losses in stress scenarios: simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios); · Stop loss: metrics which purpose is to review positions, should losses accumulated in a certain period reach a certain amount; · Concentration: cumulative exposure of a certain financial instrument or risk factor, calculated at market value (“MtM – Mark to Market”); and · Stressed VaR: statistical metric arising from VaR calculation, which purpose is to capture higher risk in simulations for the trading portfolio, considering returns that can be seen in historical scenarios of extreme volatility. Management of interest rate risk in the Banking Book (IRRBB) is performed based on the following metrics: · ΔEVE: difference between the present value of sum of repricing flows instruments subject to IRRBB in a base scenario and present value of sum of repricing flows of these instruments in a scenario of shock in interest rates; · ΔNII: difference between the result of financial intermediation of instruments subject to IRRBB in a base scenario and the result of financial intermediation of these instruments in a scenario of shock in interest rates. In addition to the aforementioned risk measures, sensitivity and loss control measures are also analyzed. They comprise: · Mismatching analysis (GAPS): accumulated exposure by risk factor of cash flows expressed at market value, allocated at the maturity dates; · Sensitivity (DV01- Delta Variation): impact on the market value of cash flows, when submitted to an one annual basis point increase in the current interest rates or index rate; · Sensitivity to several risk factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time. ITAÚ UNIBANCO HOLDING uses proprietary systems to measure the consolidated market risk. The processing of these systems occur, in an access-controlled environment, being highly available, which has data safekeeping and recovery processes, and counts on such an infrastructure to ensure the continuity of business in contingency (disaster recovery) situations. The document that details the guidelines established by the internal policy on market risk management, that is not part of the financial statements, may be viewed on the website www.itau.com.br/investor-relations, in the section Corporate Governance/Rules and Policies / Public Access Report – Market Risk. For a detailed view of Market Risk and Interest Rate Risk in the Banking Portfolio, see chapter Market Risk of the Publication on Risk and Capital Management - Pillar 3. 2.1 VaR - Consolidated ITAÚ UNIBANCO HOLDING Is calculated by Historical Simulation, i.e., the expected distribution for profit and loss (P&L’s - Profit and loss statement) of a portfolio over a time horizon that can be estimated based on the historical behavior of returns of market risk factors of this portfolio. VaR is calculated at a confidence level of 99%, historical period of 4 years (1000 business days) and a holding period of one day. In addition, in a conservative approach, VaR is calculated daily, being or not volatility-weighted, and the final VaR is the most restrictive value between both methodologies. From January 1 to December 31, 2018, the average total VaR in Historical Simulation was R$ 399.3 or 0.26% of total stockholders’ equity (R$ 409.9 or 0.28% of total stockholders’ equity 01/01 to 12/31/2017). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 153 · Losses in stress scenarios: simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios); · Stop loss: metrics which purpose is to review positions, should losses accumulated in a certain period reach a certain amount; · Concentration: cumulative exposure of a certain financial instrument or risk factor, calculated at market value (“MtM – Mark to Market”); and · Stressed VaR: statistical metric arising from VaR calculation, which purpose is to capture higher risk in simulations for the trading portfolio, considering returns that can be seen in historical scenarios of extreme volatility. Management of interest rate risk in the Banking Book (IRRBB) is performed based on the following metrics: · ΔEVE: difference between the present value of sum of repricing flows instruments subject to IRRBB in a base scenario and present value of sum of repricing flows of these instruments in a scenario of shock in interest rates; · ΔNII: difference between the result of financial intermediation of instruments subject to IRRBB in a base scenario and the result of financial intermediation of these instruments in a scenario of shock in interest rates. In addition to the aforementioned risk measures, sensitivity and loss control measures are also analyzed. They comprise: · Mismatching analysis (GAPS): accumulated exposure by risk factor of cash flows expressed at market value, allocated at the maturity dates; · Sensitivity (DV01- Delta Variation): impact on the market value of cash flows, when submitted to an one annual basis point increase in the current interest rates or index rate; · Sensitivity to several risk factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time. ITAÚ UNIBANCO HOLDING uses proprietary systems to measure the consolidated market risk. The processing of these systems occur, in an access-controlled environment, being highly available, which has data safekeeping and recovery processes, and counts on such an infrastructure to ensure the continuity of business in contingency (disaster recovery) situations. The document that details the guidelines established by the internal policy on market risk management, that is not part of the financial statements, may be viewed on the website www.itau.com.br/investor-relations, in the section Corporate Governance/Rules and Policies / Public Access Report – Market Risk. For a detailed view of Market Risk and Interest Rate Risk in the Banking Portfolio, see chapter Market Risk of the Publication on Risk and Capital Management - Pillar 3. 2.1 VaR - Consolidated ITAÚ UNIBANCO HOLDING Is calculated by Historical Simulation, i.e., the expected distribution for profit and loss (P&L’s - Profit and loss statement) of a portfolio over a time horizon that can be estimated based on the historical behavior of returns of market risk factors of this portfolio. VaR is calculated at a confidence level of 99%, historical period of 4 years (1000 business days) and a holding period of one day. In addition, in a conservative approach, VaR is calculated daily, being or not volatility-weighted, and the final VaR is the most restrictive value between both methodologies. From January 1 to December 31, 2018, the average total VaR in Historical Simulation was R$ 399.3 or 0.26% of total stockholders’ equity (R$ 409.9 or 0.28% of total stockholders’ equity 01/01 to 12/31/2017). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 153

(Reais million) VaR Total - Historical Simulation (1) (1) 12/31/2018 12/31/2017 Average Minimum Maximum Var Total Average Minimum Maximum Var Total Risk factor group 851.4 720.0 1,042.9 898.4 721.0 583.6 1,311.9 764.7 Interest rates Currencies 24.7 12.7 45.2 37.3 20.4 6.5 50.2 11.9 Shares 39.2 23.6 58.5 50.1 45.4 38.5 54.9 46.4 1.6 0.6 3.1 1.0 1.5 0.7 4.0 0.8 Commodities Effect of diversification (605.3) (451.5) Total risk 399.3 294.7 603.6 381.5 409.9 304.8 874.0 372.3 (1) VaR by Group of Risk Factors considers information from foreign units. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 154 (Reais million) VaR Total - Historical Simulation (1) (1) 12/31/2018 12/31/2017 Average Minimum Maximum Var Total Average Minimum Maximum Var Total Risk factor group 851.4 720.0 1,042.9 898.4 721.0 583.6 1,311.9 764.7 Interest rates Currencies 24.7 12.7 45.2 37.3 20.4 6.5 50.2 11.9 Shares 39.2 23.6 58.5 50.1 45.4 38.5 54.9 46.4 1.6 0.6 3.1 1.0 1.5 0.7 4.0 0.8 Commodities Effect of diversification (605.3) (451.5) Total risk 399.3 294.7 603.6 381.5 409.9 304.8 874.0 372.3 (1) VaR by Group of Risk Factors considers information from foreign units. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 154

2.1.1 Interest rate risk The table below shows the accounting position of financial assets and liabilities exposed to interest rate risk, distributed by maturity (remaining contractual terms). This table is not used directly to manage interest rate risks; it is mostly used to permit the assessment of mismatching between accounts and products associated thereto and to identify possible risk concentration. 12/31/2018 12/31/2017 0-30 31-180 181-365 1-5 Over 5 0-30 31-180 181-365 1-5 Over 5 Total Total days days days years years days days days years years 188,616 394,168 100,598 399,075 202,898 1,285,355 268,059 354,885 103,785 392,119 178,592 1,297,440 Financial assets Central Bank compulsory deposits 88,549 - - - - 88,549 94,047 - - - - 94,047 At amortized cost Interbank deposits 19,181 4,815 1,730 688 - 26,414 21,644 3,510 2,880 1,011 3 29,048 Securities purchased under agreements to resell 64,677 215,352 - 12 91 280,132 42,612 201,889 2 28 168 244,699 Securities 1,007 7,320 5,792 50,969 41,661 106,749 10,897 7,921 6,834 50,650 29,940 106,242 (1) Loan and lease operations 78,709 140,057 70,792 167,517 79,016 536,091 73,239 120,231 67,463 161,824 74,962 497,719 At fair value through other comprehensive income 1,915 4,743 4,026 21,649 16,990 49,323 1,088 2,476 6,102 23,415 19,068 52,149 At fair value through profit and loss Securities 19,140 17,810 15,945 154,171 56,114 263,180 16,554 15,855 17,103 147,805 51,630 248,947 Derivatives 3,987 4,071 2,313 4,069 9,026 23,466 7,978 3,003 2,360 6,681 2,821 22,843 Financial liabilities 513,889 88,152 69,102 313,240 69,055 1,053,438 376,492 93,736 87,850 290,677 56,451 905,206 At amortized cost Deposits 248,913 36,856 22,063 146,288 9,304 463,424 216,842 33,258 23,239 126,886 2,713 402,938 Securities sold under repurchase agreements 254,052 9,713 7,756 40,877 17,839 330,237 208,261 7,362 25,185 57,146 14,680 312,634 Interbank market debts 7,438 33,869 31,869 58,375 3,119 134,670 8,557 34,097 30,727 47,219 3,987 124,587 Institutional market debts 314 3,631 4,579 58,513 26,937 93,974 4,188 16,495 5,343 43,911 28,545 98,482 Capitalization plans - - - 3,422 - 3,422 - - - 3,301 - 3,301 At fair value through profit and loss Derivatives 3,168 4,070 2,815 5,672 11,794 27,519 7,596 2,491 3,325 11,109 2,225 26,746 Structured notes 4 13 20 93 62 192 11 22 22 319 91 465 (2) Difference asset/ liability (325,273) 306,016 31,496 85,835 133,843 231,917 (108,433) 261,149 15,935 101,442 122,141 392,234 Cumulative difference (325,273) (19,257) 12,239 98,074 231,917 (108,433) 152,716 168,651 270,093 392,234 Ratio of cumulative difference to total interest-bearing assets (25.3%) (1.5%) 1.0% 7.6% 18.0% (8.4%) 11.8% 13.0% 20.8% 30.2% (1) In the composition of balance there are operations designated at Fair Value Through Profit or Loss, in the amount of R$ 102 at 12/31/2017. (2) The difference arises from the mismatch between the maturities of all remunerated assets and liabilities, at the respective period-end date, considering the contractually agreed terms. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 155 2.1.1 Interest rate risk The table below shows the accounting position of financial assets and liabilities exposed to interest rate risk, distributed by maturity (remaining contractual terms). This table is not used directly to manage interest rate risks; it is mostly used to permit the assessment of mismatching between accounts and products associated thereto and to identify possible risk concentration. 12/31/2018 12/31/2017 0-30 31-180 181-365 1-5 Over 5 0-30 31-180 181-365 1-5 Over 5 Total Total days days days years years days days days years years 188,616 394,168 100,598 399,075 202,898 1,285,355 268,059 354,885 103,785 392,119 178,592 1,297,440 Financial assets Central Bank compulsory deposits 88,549 - - - - 88,549 94,047 - - - - 94,047 At amortized cost Interbank deposits 19,181 4,815 1,730 688 - 26,414 21,644 3,510 2,880 1,011 3 29,048 Securities purchased under agreements to resell 64,677 215,352 - 12 91 280,132 42,612 201,889 2 28 168 244,699 Securities 1,007 7,320 5,792 50,969 41,661 106,749 10,897 7,921 6,834 50,650 29,940 106,242 (1) Loan and lease operations 78,709 140,057 70,792 167,517 79,016 536,091 73,239 120,231 67,463 161,824 74,962 497,719 At fair value through other comprehensive income 1,915 4,743 4,026 21,649 16,990 49,323 1,088 2,476 6,102 23,415 19,068 52,149 At fair value through profit and loss Securities 19,140 17,810 15,945 154,171 56,114 263,180 16,554 15,855 17,103 147,805 51,630 248,947 Derivatives 3,987 4,071 2,313 4,069 9,026 23,466 7,978 3,003 2,360 6,681 2,821 22,843 Financial liabilities 513,889 88,152 69,102 313,240 69,055 1,053,438 376,492 93,736 87,850 290,677 56,451 905,206 At amortized cost Deposits 248,913 36,856 22,063 146,288 9,304 463,424 216,842 33,258 23,239 126,886 2,713 402,938 Securities sold under repurchase agreements 254,052 9,713 7,756 40,877 17,839 330,237 208,261 7,362 25,185 57,146 14,680 312,634 Interbank market debts 7,438 33,869 31,869 58,375 3,119 134,670 8,557 34,097 30,727 47,219 3,987 124,587 Institutional market debts 314 3,631 4,579 58,513 26,937 93,974 4,188 16,495 5,343 43,911 28,545 98,482 Capitalization plans - - - 3,422 - 3,422 - - - 3,301 - 3,301 At fair value through profit and loss Derivatives 3,168 4,070 2,815 5,672 11,794 27,519 7,596 2,491 3,325 11,109 2,225 26,746 Structured notes 4 13 20 93 62 192 11 22 22 319 91 465 (2) Difference asset/ liability (325,273) 306,016 31,496 85,835 133,843 231,917 (108,433) 261,149 15,935 101,442 122,141 392,234 Cumulative difference (325,273) (19,257) 12,239 98,074 231,917 (108,433) 152,716 168,651 270,093 392,234 Ratio of cumulative difference to total interest-bearing assets (25.3%) (1.5%) 1.0% 7.6% 18.0% (8.4%) 11.8% 13.0% 20.8% 30.2% (1) In the composition of balance there are operations designated at Fair Value Through Profit or Loss, in the amount of R$ 102 at 12/31/2017. (2) The difference arises from the mismatch between the maturities of all remunerated assets and liabilities, at the respective period-end date, considering the contractually agreed terms. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 155

2.1.2 Currency risk 12/31/2018 Assets Chilean Dollar Other Total Peso Cash 15,399 1,523 9,930 26,852 Financial Assets 114,643 107,069 68,608 290,320 At Amortized Cost 76,855 90,125 57,571 224,551 Interbank deposits 8,060 1,736 10,385 20,181 Securities purchased under agreements to resell 217 428 138 783 Securities 19,803 - 358 20,161 Loan operations and lease operations 51,444 90,566 48,580 190,590 (-) Provision for Expected Loss (2,669) (2,605) (1,890) (7,164) At Fair Value Through Other Comprehensive Income 21,785 9,616 8,833 40,234 Securities 21,785 9,616 8,833 40,234 At Fair Value Through Profit or Loss 16,003 7,328 2,204 25,535 Securities 8,486 296 1,579 10,361 Derivatives 7,517 7,032 625 15,174 Total assets 130,042 108,592 78,538 317,172 12/31/2018 Liabilities Chilean Dollar Other Total Peso Financial Liabilities At Amortized Cost 157,204 95,183 62,650 315,037 Deposits 49,742 56,494 50,031 156,267 Securities sold under repurchase agreements 25,250 2,072 3,662 30,984 Interbank Market Debt 34,837 6,210 5,457 46,504 Institutional Market Debt 47,375 30,407 3,500 81,282 At Fair Value Through Profit or Loss 11,028 5,762 470 17,260 Derivatives 10,836 5,762 470 17,068 Structured notes 192 - - 192 Total liabilities 168,232 100,945 63,120 332,297 Net position (38,190) 7,647 15,418 (15,125) Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 156 2.1.2 Currency risk 12/31/2018 Assets Chilean Dollar Other Total Peso Cash 15,399 1,523 9,930 26,852 Financial Assets 114,643 107,069 68,608 290,320 At Amortized Cost 76,855 90,125 57,571 224,551 Interbank deposits 8,060 1,736 10,385 20,181 Securities purchased under agreements to resell 217 428 138 783 Securities 19,803 - 358 20,161 Loan operations and lease operations 51,444 90,566 48,580 190,590 (-) Provision for Expected Loss (2,669) (2,605) (1,890) (7,164) At Fair Value Through Other Comprehensive Income 21,785 9,616 8,833 40,234 Securities 21,785 9,616 8,833 40,234 At Fair Value Through Profit or Loss 16,003 7,328 2,204 25,535 Securities 8,486 296 1,579 10,361 Derivatives 7,517 7,032 625 15,174 Total assets 130,042 108,592 78,538 317,172 12/31/2018 Liabilities Chilean Dollar Other Total Peso Financial Liabilities At Amortized Cost 157,204 95,183 62,650 315,037 Deposits 49,742 56,494 50,031 156,267 Securities sold under repurchase agreements 25,250 2,072 3,662 30,984 Interbank Market Debt 34,837 6,210 5,457 46,504 Institutional Market Debt 47,375 30,407 3,500 81,282 At Fair Value Through Profit or Loss 11,028 5,762 470 17,260 Derivatives 10,836 5,762 470 17,068 Structured notes 192 - - 192 Total liabilities 168,232 100,945 63,120 332,297 Net position (38,190) 7,647 15,418 (15,125) Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 156

Position of accounts subject to currency risk 12/31/2017 Assets Chilean Dollar Other Total Peso Cash 4,958 2,527 2,990 10,475 Financial Assets 92,768 98,027 67,135 257,930 At Amortized Cost 60,143 80,785 56,348 197,276 Interbank deposits 8,473 469 13,739 22,681 Securities purchased under agreements to resell 196 - 594 790 Securities 9,605 - 454 10,059 Loan operations and lease operations 44,320 82,510 43,388 170,218 (-) Provision for Expected Loss (2,451) (2,194) (1,827) (6,472) At Fair Value Through Other Comprehensive Income 19,963 10,881 6,583 37,427 Securities 19,963 10,881 6,583 37,427 At Fair Value Through Profit or Loss 12,662 6,361 4,204 23,227 Securities 8,615 158 3,720 12,493 Derivatives 4,047 6,203 484 10,734 Total assets 97,726 100,554 70,125 268,405 12/31/2017 Liabilities Chilean Dollar Other Total Peso Financial Liabilities At Amortized Cost 107,730 87,857 56,587 252,174 Deposits 42,890 52,393 47,358 142,641 Securities sold under securities repurchase agreements 14,488 63 2,110 16,661 Interbank Market Debt 19,446 5,836 4,072 29,354 Institutional Market Debt 30,906 29,565 3,047 63,518 At Fair Value Through Profit or Loss 5,906 5,538 306 11,750 Derivatives 5,441 5,538 306 11,285 Structured notes 465 - - 465 Total liabilities 113,636 93,395 56,893 263,924 Net position (15,910) 7,159 13,232 4,481 2.1.3 Share Price Risk The exposure to share price risk is disclosed in Note 7 related to financial assets - At Amortized Cost and Note 10, related to Financial Assets at Fair Value Through Other Comprehensive Income. 3. Liquidity risk The institution’s possibility of not being able to efficiently meet its expected and unexpected obligations, both current and future, including those arising from the pledged guarantees, without affecting its daily operations and without incurring significant losses. The control over liquidity risk is carried out by an area independent from the business area and that is responsible for establishing the reserve composition, estimating the cash flow and exposure to liquidity risk in different horizons of time, and for monitoring the minimum limits to absorb losses in stress scenarios for each country where ITAÚ UNIBANCO HOLDING operates. All activities are subject to verification by the independent validation, internal control and audit areas. The liquidity management policies and respective limits are established based on prospective scenarios and top management’s guidelines. These scenarios are reviewed on a periodic basis, by analyzing the need for cash due to atypical market conditions or resulting from strategic decisions of ITAÚ UNIBANCO HOLDING. The document Public Access Report - Liquidity Risk, that expresses the guidelines set forth by the internal policy on liquidity risk, that is not part of the financial statements, may be viewed on the website www.itau.com.br/investor-relations, in the section Itaú Unibanco, Corporate Governance, Rules and Policies. ITAÚ UNIBANCO HOLDING conducts the control over and management of liquidity risk on a daily basis, through a governance approved in superior committees, which sets forth, among other activities, the adoption of liquidity minimum limits, sufficient to absorb possible cash losses in stress scenarios, measured through internal and regulatory methodologies. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 157 Position of accounts subject to currency risk 12/31/2017 Assets Chilean Dollar Other Total Peso Cash 4,958 2,527 2,990 10,475 Financial Assets 92,768 98,027 67,135 257,930 At Amortized Cost 60,143 80,785 56,348 197,276 Interbank deposits 8,473 469 13,739 22,681 Securities purchased under agreements to resell 196 - 594 790 Securities 9,605 - 454 10,059 Loan operations and lease operations 44,320 82,510 43,388 170,218 (-) Provision for Expected Loss (2,451) (2,194) (1,827) (6,472) At Fair Value Through Other Comprehensive Income 19,963 10,881 6,583 37,427 Securities 19,963 10,881 6,583 37,427 At Fair Value Through Profit or Loss 12,662 6,361 4,204 23,227 Securities 8,615 158 3,720 12,493 Derivatives 4,047 6,203 484 10,734 Total assets 97,726 100,554 70,125 268,405 12/31/2017 Liabilities Chilean Dollar Other Total Peso Financial Liabilities At Amortized Cost 107,730 87,857 56,587 252,174 Deposits 42,890 52,393 47,358 142,641 Securities sold under securities repurchase agreements 14,488 63 2,110 16,661 Interbank Market Debt 19,446 5,836 4,072 29,354 Institutional Market Debt 30,906 29,565 3,047 63,518 At Fair Value Through Profit or Loss 5,906 5,538 306 11,750 Derivatives 5,441 5,538 306 11,285 Structured notes 465 - - 465 Total liabilities 113,636 93,395 56,893 263,924 Net position (15,910) 7,159 13,232 4,481 2.1.3 Share Price Risk The exposure to share price risk is disclosed in Note 7 related to financial assets - At Amortized Cost and Note 10, related to Financial Assets at Fair Value Through Other Comprehensive Income. 3. Liquidity risk The institution’s possibility of not being able to efficiently meet its expected and unexpected obligations, both current and future, including those arising from the pledged guarantees, without affecting its daily operations and without incurring significant losses. The control over liquidity risk is carried out by an area independent from the business area and that is responsible for establishing the reserve composition, estimating the cash flow and exposure to liquidity risk in different horizons of time, and for monitoring the minimum limits to absorb losses in stress scenarios for each country where ITAÚ UNIBANCO HOLDING operates. All activities are subject to verification by the independent validation, internal control and audit areas. The liquidity management policies and respective limits are established based on prospective scenarios and top management’s guidelines. These scenarios are reviewed on a periodic basis, by analyzing the need for cash due to atypical market conditions or resulting from strategic decisions of ITAÚ UNIBANCO HOLDING. The document Public Access Report - Liquidity Risk, that expresses the guidelines set forth by the internal policy on liquidity risk, that is not part of the financial statements, may be viewed on the website www.itau.com.br/investor-relations, in the section Itaú Unibanco, Corporate Governance, Rules and Policies. ITAÚ UNIBANCO HOLDING conducts the control over and management of liquidity risk on a daily basis, through a governance approved in superior committees, which sets forth, among other activities, the adoption of liquidity minimum limits, sufficient to absorb possible cash losses in stress scenarios, measured through internal and regulatory methodologies. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 157

Additionally the following items for monitoring and supporting decisions are periodically prepared and submitted to top management: · Different scenarios projected for changes in liquidity; · Contingency plans for crisis situations; · Reports and charts that describe the risk positions; · Assessment of funding costs and alternative sources of funding; · Monitoring of changes in funding through a constant control over sources of funding, considering the type of investor and maturities, among other factors. 3.1 Primary sources of funding ITAÚ UNIBANCO HOLDING has different sources of funding, of which a significant portion is from the retail segment. Of total clients’ funds, 39.2% or R$ 253.0 billion, are immediately available to the client. However, the historical behavior of the accumulated balance of the two largest items in this group – demand and savings deposits - is relatively consistent with the balances increasing over time and inflows exceeding outflows for monthly average amounts. 12/31/2018 12/31/2017 Funding from clients 0-30 days Total % 0-30 days Total % Deposits 248,913 463,424 - 216,842 402,938 Demand deposits 72,581 72,581 11.2 68,973 68,973 11.1 Savings deposits 136,865 136,865 21.2 119,980 119,980 19.3 Time deposits 37,784 251,300 38.9 27,798 211,800 34.0 Other 1,683 2,678 0.4 91 2,185 0.4 Funds from acceptances and issuance of (1) securities 2,285 111,566 17.3 6,820 107,581 17.3 (2) Funds from own issue 1,831 21,417 3.3 2,570 58,837 9.5 Subordinated debt 2 49,313 7.6 1,315 52,696 8.5 Total 253,031 645,720 100.0 227,547 622,052 100.0 (1) Includes mortgage notes, real estate credit bills, agribusiness, financial and structured operations certificates recorded in interbank market and debts and liabilities for issuance of debentures and foreign borrowing and securities recorded in funds from institutional markets. (2) Refer to deposits received under securities repurchase agreements with securities from own issue. 3.2 Control over liquidity ITAÚ UNIBANCO HOLDING manages its liquidity reserves based on estimates of funds that will be available for investment, considering the continuity of business in normal conditions. During the period of 2018, ITAÚ UNIBANCO HOLDING maintained appropriate levels of liquidity in Brazil and abroad. Liquid assets (cash and deposits on demand, securities purchased under agreements to resell - funded position and government securities – available, detailed in the table Undiscounted future flows – Financial assets) totaled R$ 158.6 billion and accounted for 62.7% of the short term redeemable obligations, 24.6% of total funding, and 15.8% of total assets. The table below shows the indicators used by ITAÚ UNIBANCO HOLDING in the management of liquidity risk: 12/31/2018 12/31/2017 Liquidity indicators % % (1) (2) Net assets / funds within 30 days 62.7 72.2 (1) (3) 24.6 26.4 Net assets / total funds (1) (4) 15.8 17.6 Net assets / total financial assets (1) Net assets: Cash and deposits on demand, Securities purchased under agreements to resell – Funded position and Government securities - available. Detailed in the table Undiscounted future flows – Financial assets. (2) Table Funding from clients (Total Funding from clients 0-30 days). (3) Table funding from clients (Total funding from clients). (4) Detailed in the table Undiscounted future flows – Financial assets, total present value regards R$ 1,001,240 (R$ 933,686 at 12/31/2017). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 158 Additionally the following items for monitoring and supporting decisions are periodically prepared and submitted to top management: · Different scenarios projected for changes in liquidity; · Contingency plans for crisis situations; · Reports and charts that describe the risk positions; · Assessment of funding costs and alternative sources of funding; · Monitoring of changes in funding through a constant control over sources of funding, considering the type of investor and maturities, among other factors. 3.1 Primary sources of funding ITAÚ UNIBANCO HOLDING has different sources of funding, of which a significant portion is from the retail segment. Of total clients’ funds, 39.2% or R$ 253.0 billion, are immediately available to the client. However, the historical behavior of the accumulated balance of the two largest items in this group – demand and savings deposits - is relatively consistent with the balances increasing over time and inflows exceeding outflows for monthly average amounts. 12/31/2018 12/31/2017 Funding from clients 0-30 days Total % 0-30 days Total % Deposits 248,913 463,424 - 216,842 402,938 Demand deposits 72,581 72,581 11.2 68,973 68,973 11.1 Savings deposits 136,865 136,865 21.2 119,980 119,980 19.3 Time deposits 37,784 251,300 38.9 27,798 211,800 34.0 Other 1,683 2,678 0.4 91 2,185 0.4 Funds from acceptances and issuance of (1) securities 2,285 111,566 17.3 6,820 107,581 17.3 (2) Funds from own issue 1,831 21,417 3.3 2,570 58,837 9.5 Subordinated debt 2 49,313 7.6 1,315 52,696 8.5 Total 253,031 645,720 100.0 227,547 622,052 100.0 (1) Includes mortgage notes, real estate credit bills, agribusiness, financial and structured operations certificates recorded in interbank market and debts and liabilities for issuance of debentures and foreign borrowing and securities recorded in funds from institutional markets. (2) Refer to deposits received under securities repurchase agreements with securities from own issue. 3.2 Control over liquidity ITAÚ UNIBANCO HOLDING manages its liquidity reserves based on estimates of funds that will be available for investment, considering the continuity of business in normal conditions. During the period of 2018, ITAÚ UNIBANCO HOLDING maintained appropriate levels of liquidity in Brazil and abroad. Liquid assets (cash and deposits on demand, securities purchased under agreements to resell - funded position and government securities – available, detailed in the table Undiscounted future flows – Financial assets) totaled R$ 158.6 billion and accounted for 62.7% of the short term redeemable obligations, 24.6% of total funding, and 15.8% of total assets. The table below shows the indicators used by ITAÚ UNIBANCO HOLDING in the management of liquidity risk: 12/31/2018 12/31/2017 Liquidity indicators % % (1) (2) Net assets / funds within 30 days 62.7 72.2 (1) (3) 24.6 26.4 Net assets / total funds (1) (4) 15.8 17.6 Net assets / total financial assets (1) Net assets: Cash and deposits on demand, Securities purchased under agreements to resell – Funded position and Government securities - available. Detailed in the table Undiscounted future flows – Financial assets. (2) Table Funding from clients (Total Funding from clients 0-30 days). (3) Table funding from clients (Total funding from clients). (4) Detailed in the table Undiscounted future flows – Financial assets, total present value regards R$ 1,001,240 (R$ 933,686 at 12/31/2017). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 158

Assets and liabilities according to their remaining contractual maturities, considering their undiscounted flows, are presented below: Undiscounted future flows except for derivatives 12/31/2018 12/31/2017 0 - 30 31 - 365 366 - 720 Over 720 0 - 30 31 - 365 366 - 720 Over 720 (1) Total Total Financial assets days days days days days days days days Cash and deposits on demand 37,159 - - - 37,159 18,749 - - - 18,749 Interbank investments 115,278 182,606 468 322 298,674 93,218 173,663 673 508 268,062 (2) 45,335 - - - 45,335 38,833 - - - 38,833 Securities purchased under agreements to resell – Funded position Securities purchased under agreements to resell – Financed position 50,741 175,857 - 10 226,608 31,238 167,061 - - 198,299 (4) 19,202 6,749 468 312 26,731 23,147 6,602 673 508 30,930 Interbank deposits Securities 82,144 17,255 17,853 98,531 215,783 110,667 24,960 16,717 76,923 229,267 Government securities - available 72,026 292 292 5,315 77,925 103,447 152 232 5,052 108,883 Government securities – subject to repurchase commitments 52 6,321 12,671 32,811 51,855 203 15,677 9,107 19,270 44,257 Private securities - available 10,066 9,406 4,185 49,003 72,660 7,007 8,577 5,541 45,885 67,010 Private securities – subject to repurchase commitments - 1,236 705 11,402 13,343 10 554 1,837 6,716 9,117 Derivative financial instruments 3,987 6,384 4,069 9,026 23,466 7,978 5,363 2,756 6,746 22,843 Net position 3,987 6,384 4,069 9,026 23,466 7,978 5,363 2,756 6,746 22,843 Swaps 705 1,132 2,881 8,331 13,049 189 1,258 1,661 6,082 9,190 Option 1,167 1,890 975 183 4,215 430 1,748 865 294 3,337 Forward (onshore) 893 942 - - 1,835 6,529 382 - - 6,911 Other derivative financial instruments 1,222 2,420 213 512 4,367 830 1,975 230 370 3,405 (3) Loan and lease operations portfolio 68,829 166,503 88,138 241,919 565,389 57,505 152,660 71,107 201,881 483,153 Total financial assets 307,397 372,748 110,528 349,798 1,140,471 288,117 356,646 91,253 286,058 1,022,074 (1) The assets portfolio does not take into consideration the balance of compulsory deposits in Central Bank, amounting to R$ 94,148 (R$ 98,837 at 12/31/2017), which release of funds is linked to the maturity of the liability portfolios. The amounts of PGBL and VGBL are not considered in the assets portfolio because they are covered in Note 26. (2) Net of R$ 5,120 (R$ 3,664 at 12/31/2017) which securities are restricted to guarantee transactions at B3 S.A. - Brasil, Bolsa, Balcão and the BACEN. (3) Net of payment to merchants of R$ 60,504 (R$ 53,687 at 12/31/2017) and the amount of liabilities from transactions related to credit assignments R$ 3,993 (R$ 4,931 at 12/31/2017). (4) Includes R$ 15,886 (R$ 6,689 at 12/31/2017) related to Compulsory Deposits with Central Banks of other countries. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 159 Assets and liabilities according to their remaining contractual maturities, considering their undiscounted flows, are presented below: Undiscounted future flows except for derivatives 12/31/2018 12/31/2017 0 - 30 31 - 365 366 - 720 Over 720 0 - 30 31 - 365 366 - 720 Over 720 (1) Total Total Financial assets days days days days days days days days Cash and deposits on demand 37,159 - - - 37,159 18,749 - - - 18,749 Interbank investments 115,278 182,606 468 322 298,674 93,218 173,663 673 508 268,062 (2) 45,335 - - - 45,335 38,833 - - - 38,833 Securities purchased under agreements to resell – Funded position Securities purchased under agreements to resell – Financed position 50,741 175,857 - 10 226,608 31,238 167,061 - - 198,299 (4) 19,202 6,749 468 312 26,731 23,147 6,602 673 508 30,930 Interbank deposits Securities 82,144 17,255 17,853 98,531 215,783 110,667 24,960 16,717 76,923 229,267 Government securities - available 72,026 292 292 5,315 77,925 103,447 152 232 5,052 108,883 Government securities – subject to repurchase commitments 52 6,321 12,671 32,811 51,855 203 15,677 9,107 19,270 44,257 Private securities - available 10,066 9,406 4,185 49,003 72,660 7,007 8,577 5,541 45,885 67,010 Private securities – subject to repurchase commitments - 1,236 705 11,402 13,343 10 554 1,837 6,716 9,117 Derivative financial instruments 3,987 6,384 4,069 9,026 23,466 7,978 5,363 2,756 6,746 22,843 Net position 3,987 6,384 4,069 9,026 23,466 7,978 5,363 2,756 6,746 22,843 Swaps 705 1,132 2,881 8,331 13,049 189 1,258 1,661 6,082 9,190 Option 1,167 1,890 975 183 4,215 430 1,748 865 294 3,337 Forward (onshore) 893 942 - - 1,835 6,529 382 - - 6,911 Other derivative financial instruments 1,222 2,420 213 512 4,367 830 1,975 230 370 3,405 (3) Loan and lease operations portfolio 68,829 166,503 88,138 241,919 565,389 57,505 152,660 71,107 201,881 483,153 Total financial assets 307,397 372,748 110,528 349,798 1,140,471 288,117 356,646 91,253 286,058 1,022,074 (1) The assets portfolio does not take into consideration the balance of compulsory deposits in Central Bank, amounting to R$ 94,148 (R$ 98,837 at 12/31/2017), which release of funds is linked to the maturity of the liability portfolios. The amounts of PGBL and VGBL are not considered in the assets portfolio because they are covered in Note 26. (2) Net of R$ 5,120 (R$ 3,664 at 12/31/2017) which securities are restricted to guarantee transactions at B3 S.A. - Brasil, Bolsa, Balcão and the BACEN. (3) Net of payment to merchants of R$ 60,504 (R$ 53,687 at 12/31/2017) and the amount of liabilities from transactions related to credit assignments R$ 3,993 (R$ 4,931 at 12/31/2017). (4) Includes R$ 15,886 (R$ 6,689 at 12/31/2017) related to Compulsory Deposits with Central Banks of other countries. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 159

Undiscounted future flows except for derivatives 12/31/2018 12/31/2017 0 – 30 31 – 365 366 – 720 Over 720 0 – 30 31 – 365 366 – 720 Over 720 Financial liabilities Total Total days days days days days days days days Deposits 246,729 62,909 16,674 191,131 517,443 222,782 61,672 16,500 152,961 453,915 Demand deposits 72,581 - - - 72,581 68,973 - - - 68,973 Savings deposits 136,865 - - - 136,865 119,980 - - - 119,980 Time deposit 35,450 62,185 16,647 190,984 305,266 33,114 60,272 16,445 152,903 262,734 Interbank deposits 1,830 724 27 147 2,728 712 1,400 55 58 2,225 Other deposits 3 - - - 3 3 - - - 3 Compulsory deposits (39,116) (15,228) (3,831) (35,973) (94,148) (40,538) (18,197) (4,644) (35,458) (98,837) Demand deposits (5,600) - - - (5,600) (4,790) - - - (4,790) Savings deposits (24,695) - - - (24,695) (26,008) - - - (26,008) Time deposit (8,821) (15,228) (3,831) (35,973) (63,853) (9,740) (18,197) (4,644) (35,458) (68,039) (1) 275,395 16,557 10,933 42,349 345,234 232,970 35,234 30,404 39,444 338,052 Securities sold under repurchase agreements Government securities 232,776 2,856 7,353 38,752 281,737 202,545 3,197 8,260 27,680 241,682 Private securities 10,910 13,701 3,580 3,597 31,788 8,020 31,348 22,144 11,764 73,276 Foreign 31,709 - - - 31,709 22,405 689 - - 23,094 (2) 2,189 32,950 39,077 53,626 127,842 7,093 43,463 21,325 52,837 124,718 Funds from acceptances and issuance of securities (3) 6,304 45,668 11,541 11,840 75,353 3,975 37,132 9,839 19,807 70,753 Borrowing and onlending (4) 154 2,658 6,264 52,453 61,529 1,061 13,402 2,054 49,454 65,971 Subordinated debt Derivative financial instruments 3,168 6,885 5,672 11,794 27,519 7,596 5,816 4,877 8,457 26,746 Net position 3,168 6,885 5,672 11,794 27,519 7,596 5,816 4,877 8,457 26,746 Swaps 923 3,002 4,687 10,742 19,354 65 2,364 3,747 7,516 13,692 Option 883 1,935 823 288 3,929 332 1,299 889 273 2,793 Forward (onshore) 470 - - - 470 6,272 - - - 6,272 Other derivative financial instruments 892 1,948 162 764 3,766 927 2,153 241 668 3,989 Total financial liabilities 494,823 152,399 86,330 327,220 1,060,772 434,939 178,522 80,355 287,502 981,318 (1) Includes own and third parties’ portfolios. (2) Includes mortgage notes, real estate credit bills, agribusiness, financial bills and structured operations certificates recorded in interbank market funds and liabilities for issuance of debentures and foreign securities recorded in funds from institutional markets. (3) Recorded in funds from interbank markets. (4) Recorded in funds from institutional markets. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 160 Undiscounted future flows except for derivatives 12/31/2018 12/31/2017 0 – 30 31 – 365 366 – 720 Over 720 0 – 30 31 – 365 366 – 720 Over 720 Financial liabilities Total Total days days days days days days days days Deposits 246,729 62,909 16,674 191,131 517,443 222,782 61,672 16,500 152,961 453,915 Demand deposits 72,581 - - - 72,581 68,973 - - - 68,973 Savings deposits 136,865 - - - 136,865 119,980 - - - 119,980 Time deposit 35,450 62,185 16,647 190,984 305,266 33,114 60,272 16,445 152,903 262,734 Interbank deposits 1,830 724 27 147 2,728 712 1,400 55 58 2,225 Other deposits 3 - - - 3 3 - - - 3 Compulsory deposits (39,116) (15,228) (3,831) (35,973) (94,148) (40,538) (18,197) (4,644) (35,458) (98,837) Demand deposits (5,600) - - - (5,600) (4,790) - - - (4,790) Savings deposits (24,695) - - - (24,695) (26,008) - - - (26,008) Time deposit (8,821) (15,228) (3,831) (35,973) (63,853) (9,740) (18,197) (4,644) (35,458) (68,039) (1) 275,395 16,557 10,933 42,349 345,234 232,970 35,234 30,404 39,444 338,052 Securities sold under repurchase agreements Government securities 232,776 2,856 7,353 38,752 281,737 202,545 3,197 8,260 27,680 241,682 Private securities 10,910 13,701 3,580 3,597 31,788 8,020 31,348 22,144 11,764 73,276 Foreign 31,709 - - - 31,709 22,405 689 - - 23,094 (2) 2,189 32,950 39,077 53,626 127,842 7,093 43,463 21,325 52,837 124,718 Funds from acceptances and issuance of securities (3) 6,304 45,668 11,541 11,840 75,353 3,975 37,132 9,839 19,807 70,753 Borrowing and onlending (4) 154 2,658 6,264 52,453 61,529 1,061 13,402 2,054 49,454 65,971 Subordinated debt Derivative financial instruments 3,168 6,885 5,672 11,794 27,519 7,596 5,816 4,877 8,457 26,746 Net position 3,168 6,885 5,672 11,794 27,519 7,596 5,816 4,877 8,457 26,746 Swaps 923 3,002 4,687 10,742 19,354 65 2,364 3,747 7,516 13,692 Option 883 1,935 823 288 3,929 332 1,299 889 273 2,793 Forward (onshore) 470 - - - 470 6,272 - - - 6,272 Other derivative financial instruments 892 1,948 162 764 3,766 927 2,153 241 668 3,989 Total financial liabilities 494,823 152,399 86,330 327,220 1,060,772 434,939 178,522 80,355 287,502 981,318 (1) Includes own and third parties’ portfolios. (2) Includes mortgage notes, real estate credit bills, agribusiness, financial bills and structured operations certificates recorded in interbank market funds and liabilities for issuance of debentures and foreign securities recorded in funds from institutional markets. (3) Recorded in funds from interbank markets. (4) Recorded in funds from institutional markets. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 160

12/31/2018 12/31/2017 Off balance sheet 0 – 30 31 – 365 366 – 720 Over 720 0 – 30 31 – 365 366 – 720 Over 720 Total Total days days days days days days days days 1,305 17,314 5,509 41,977 66,105 1,749 17,563 5,451 45,726 70,489 Financial Guarantees Commitments to be released 110,909 25,977 5,796 130,161 272,843 98,310 27,857 7,307 110,652 244,126 Letters of credit to be released 10,747 - - - 10,747 9,214 - - - 9,214 Contractual commitments - Fixed assets and Intangible (Notes 13 and 14) - 405 273 - 678 - 432 460 273 1,165 Total 122,961 43,696 11,578 172,138 350,373 109,273 45,852 13,218 156,651 324,994 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 161 12/31/2018 12/31/2017 Off balance sheet 0 – 30 31 – 365 366 – 720 Over 720 0 – 30 31 – 365 366 – 720 Over 720 Total Total days days days days days days days days 1,305 17,314 5,509 41,977 66,105 1,749 17,563 5,451 45,726 70,489 Financial Guarantees Commitments to be released 110,909 25,977 5,796 130,161 272,843 98,310 27,857 7,307 110,652 244,126 Letters of credit to be released 10,747 - - - 10,747 9,214 - - - 9,214 Contractual commitments - Fixed assets and Intangible (Notes 13 and 14) - 405 273 - 678 - 432 460 273 1,165 Total 122,961 43,696 11,578 172,138 350,373 109,273 45,852 13,218 156,651 324,994 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 161

c) Capital Management Governance ITAÚ UNIBANCO HOLDING is subject to the requirements of BACEN, which determines minimum capital requirements, procedures to assess information on globally systemic important banks (G-SIB), fixed asset limits, loan limits, accounting practices and require banks to conform to the regulation based on the Basel Accord for capital adequacy purposes. Additionally, the CNSP and SUSEP issue regulations on capital requirements that impact our insurance operations, and private pension and capitalization plans. I - Composition of capital The Referential Equity (PR) used to monitor compliance with the operational limits imposed by BACEN is the sum of three items, namely: · Common Equity Tier I: the sum of capital, reserves and retained earnings, less deductions and prudential adjustments. · Additional Tier I Capital: consists of instruments of a perpetual nature, which meet eligibility requirements. Together with Common Equity Tier I it makes up Tier I. · Tier II: consists of subordinated debt instruments with defined maturity dates that meet eligibility requirements. Composition of Referential Equity 12/31/2018 12/31/2017 Stockholders’ equity attributable to controlling interests 131,757 126,924 Non-controlling interests 12,276 11,942 Change in interest in subsidiaries in a capital transaction 98 1,482 Consolidated Stockholders’ Equity (BACEN) 144,131 140,348 Common Equity Tier I Prudential Adjustments (20,773) (17,952) Common Equity Tier I 123,358 122,396 Instruments Eligible to Comprise Additional Tier I 7,701 - Additional Tier I Prudential Adjustments 95 57 Additional Tier I Capital 7,796 57 Tier I (Common Equity Tier I + Additional Tier I Capital) 131,154 122,453 Instruments Eligible to Comprise Tier II 15,778 19,723 Tier II Prudential Adjustments 96 76 Tier II 15,874 19,799 Referential Equity (Tier I + Tier II) 147,028 142,252 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 162 c) Capital Management Governance ITAÚ UNIBANCO HOLDING is subject to the requirements of BACEN, which determines minimum capital requirements, procedures to assess information on globally systemic important banks (G-SIB), fixed asset limits, loan limits, accounting practices and require banks to conform to the regulation based on the Basel Accord for capital adequacy purposes. Additionally, the CNSP and SUSEP issue regulations on capital requirements that impact our insurance operations, and private pension and capitalization plans. I - Composition of capital The Referential Equity (PR) used to monitor compliance with the operational limits imposed by BACEN is the sum of three items, namely: · Common Equity Tier I: the sum of capital, reserves and retained earnings, less deductions and prudential adjustments. · Additional Tier I Capital: consists of instruments of a perpetual nature, which meet eligibility requirements. Together with Common Equity Tier I it makes up Tier I. · Tier II: consists of subordinated debt instruments with defined maturity dates that meet eligibility requirements. Composition of Referential Equity 12/31/2018 12/31/2017 Stockholders’ equity attributable to controlling interests 131,757 126,924 Non-controlling interests 12,276 11,942 Change in interest in subsidiaries in a capital transaction 98 1,482 Consolidated Stockholders’ Equity (BACEN) 144,131 140,348 Common Equity Tier I Prudential Adjustments (20,773) (17,952) Common Equity Tier I 123,358 122,396 Instruments Eligible to Comprise Additional Tier I 7,701 - Additional Tier I Prudential Adjustments 95 57 Additional Tier I Capital 7,796 57 Tier I (Common Equity Tier I + Additional Tier I Capital) 131,154 122,453 Instruments Eligible to Comprise Tier II 15,778 19,723 Tier II Prudential Adjustments 96 76 Tier II 15,874 19,799 Referential Equity (Tier I + Tier II) 147,028 142,252 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 162

The funds obtained through the issuance of subordinated debt securities are considered Tier II capital for the purpose of capital to risk- weighted assets ratio, as follows. According to current legislation, the accounting balance of subordinated debt as of December 2012 was used for the calculation of reference equity as of December 2018, considering instruments approved after the closing date to compose Tier II, totaling R$ 35,206. Account Principal amount balance Name of security / currency Issue Maturity Return p.a. (original currency) 12/31/2018 Subordinated financial bills - BRL 2 2011 2019 109% to 109.7% of CDI 4 1 2012 2019 110% of CDI 2 12 11.96% 26 101 IPCA + 4.7% to 6.3% 187 1 2012 2020 111% of CDI 2 20 IPCA + 6% to 6.17% 44 6 2011 2021 109.25% to 110.5% of CDI 13 2 ,307 2012 2022 IPCA + 5.15% to 5.83% 4,595 20 IGPM + 4.63% 29 2,470 Total 4 ,902 Subordinated euronotes - USD 990 2010 2020 6.20% 3 ,881 1,000 2010 2021 5.75% 3,987 730 2011 2021 5,75% to 6,20% 2 ,839 550 2012 2021 6.20% 2,131 2,600 2012 2022 5,50% to 5,65% 10,256 2012 2023 7,209 1,851 5.13% 7,721 Total 3 0,303 Total 35,205 Perpetual subordinate notes / Supplementary Capital (AT1), issued on December 12, 2017 and March 19, 2018, were approved by BACEN, increasing by 0.97 p.p. the Tier I Capital index of ITAÚ UNIBANCO HOLDING. II - Capital Requirements in Place and In Progress ITAÚ UNIBANCO HOLDING’s minimum capital requirements are expressed as ratios obtained from the ratio between available capital and the Risk-Weighted Assets (RWA). Schedule for Basel III implementation As From January 1, (1) 2017 2018 2019 Common Equity Tier I 4.5% 4.5% 4.5% Tier I 6.0% 6.0% 6.0% Total Capital 9.25% 8.625% 8.0% Additional Common Equity Tier I (ACP) 1.50% 2.375% 3.5% Conservation 1.25% 1.875% 2.5% (2) 0% 0% 0% Countercyclical (3) 0.25% 0.5% 1.0% Systemic Common Equity Tier I + ACP 6.0% 6.875% 8.0% Total Capital + ACP 10.75% 11.0% 11.5% Prudential Adjustments Deductions 80% 100% 100% (1) Requirements in force as from January 1, 2019. (2) ACP is triggered during the credit cycle expansion phase. Additionally, in the event of increase of countercyclical additional, the new Countercyclical percentage will be in effect only twelve months after it is announced. (3) The calculation of ACP associates the systemic importance, represented by the institution’s total exposure, to Gross Domestic Product (GDP). Systemic III - Risk-Weighted Assets (RWA) For assessing the minimum capital requirements, the RWA must be calculated by adding the following risk exposures: RWA = RWA + RWA + RWA CPAD MINT OPAD Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 163 The funds obtained through the issuance of subordinated debt securities are considered Tier II capital for the purpose of capital to risk- weighted assets ratio, as follows. According to current legislation, the accounting balance of subordinated debt as of December 2012 was used for the calculation of reference equity as of December 2018, considering instruments approved after the closing date to compose Tier II, totaling R$ 35,206. Account Principal amount balance Name of security / currency Issue Maturity Return p.a. (original currency) 12/31/2018 Subordinated financial bills - BRL 2 2011 2019 109% to 109.7% of CDI 4 1 2012 2019 110% of CDI 2 12 11.96% 26 101 IPCA + 4.7% to 6.3% 187 1 2012 2020 111% of CDI 2 20 IPCA + 6% to 6.17% 44 6 2011 2021 109.25% to 110.5% of CDI 13 2 ,307 2012 2022 IPCA + 5.15% to 5.83% 4,595 20 IGPM + 4.63% 29 2,470 Total 4 ,902 Subordinated euronotes - USD 990 2010 2020 6.20% 3 ,881 1,000 2010 2021 5.75% 3,987 730 2011 2021 5,75% to 6,20% 2 ,839 550 2012 2021 6.20% 2,131 2,600 2012 2022 5,50% to 5,65% 10,256 2012 2023 7,209 1,851 5.13% 7,721 Total 3 0,303 Total 35,205 Perpetual subordinate notes / Supplementary Capital (AT1), issued on December 12, 2017 and March 19, 2018, were approved by BACEN, increasing by 0.97 p.p. the Tier I Capital index of ITAÚ UNIBANCO HOLDING. II - Capital Requirements in Place and In Progress ITAÚ UNIBANCO HOLDING’s minimum capital requirements are expressed as ratios obtained from the ratio between available capital and the Risk-Weighted Assets (RWA). Schedule for Basel III implementation As From January 1, (1) 2017 2018 2019 Common Equity Tier I 4.5% 4.5% 4.5% Tier I 6.0% 6.0% 6.0% Total Capital 9.25% 8.625% 8.0% Additional Common Equity Tier I (ACP) 1.50% 2.375% 3.5% Conservation 1.25% 1.875% 2.5% (2) 0% 0% 0% Countercyclical (3) 0.25% 0.5% 1.0% Systemic Common Equity Tier I + ACP 6.0% 6.875% 8.0% Total Capital + ACP 10.75% 11.0% 11.5% Prudential Adjustments Deductions 80% 100% 100% (1) Requirements in force as from January 1, 2019. (2) ACP is triggered during the credit cycle expansion phase. Additionally, in the event of increase of countercyclical additional, the new Countercyclical percentage will be in effect only twelve months after it is announced. (3) The calculation of ACP associates the systemic importance, represented by the institution’s total exposure, to Gross Domestic Product (GDP). Systemic III - Risk-Weighted Assets (RWA) For assessing the minimum capital requirements, the RWA must be calculated by adding the following risk exposures: RWA = RWA + RWA + RWA CPAD MINT OPAD Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 163

12/31/2018 12/31/2017 (1) 714,969 660,516 Credit risk (RWA ) CPAD (2) 30,270 32,915 Market risk (RWA ) MINT (3) Operacional risk (RWAP ) 72,833 63,277 OPAD Total risk-weighted assets 818,072 756,708 (1) Portion related to exposures to credit risk, calculated using the standardized approach; (2) Portion related to capital required for market risk, composed of the maximum between the internal model and 80% of the standardized model, regulated by BACEN Circulars 3,646 and 3,674; (3) Portion related to capital required for operational risk, calculated based on the standardized approach. The tables below present the breakdown of credit, market and operational risk weighted assets, respectively. a) Credit Risk Exposure Weighted by Credit Risk (RWA ) CPAD 12/31/2018 12/31/2017 Exposure Weighted by Credit Risk (RWA ) 714,969 660,516 CPAD Marketable securities 40,276 45,629 Loan Operations - Retail 124,356 114,141 Loan Operations - Non-Retail 256,958 240,816 Joint Liabilities - Retail 140 172 Joint Liabilities - Non-Retail 43,288 45,405 Loan Commitments - Retail 33,871 31,058 Loan Commitments - Non-Retail 10,673 9,017 Derivatives – Future potential gain 4,193 5,457 Agency Transition 3,330 - Other exposures 197,884 168,821 b)    Market Risk (1) 12/31/2017 12/31/2018 Market Risk Weighted Assets - Standard Aproach (RWA ) 37,838 32,893 MPAD Operations subject to interest rate variations 30,286 31,076 Fixed rate denominated in reais 2,026 6,119 Foreign exchange coupons 19,633 17,153 Price index coupon 8,627 7,804 Operations subject to commodity price variation 389 361 Operations subject to stock price variation 362 239 Operations subject to risk exposures in gold, foreign currency and foreign exchange 6,801 1,217 variation (1) Minimum Market Risk Weighted Assets - Standard Aproach (RWA ) (a) 30,270 26,314 MPAD Market Risk Weighted Assets calculated based on internal methodology (b) 22,871 32,915 Reduction of Market Risk Weighted Assets due to Internal Models Aproach (7,568) - Market Risk Weighted Assets (RWA ) - maximum of (a) and (b) 30,270 32,915 MINT (1) Calculated based on internal models, with maximum saving possibility of 20% of the standard model. At December 31, 2018, RWAMINT totaled R$ 30,270, which corresponds to 80% of RWAMPAD, higher than the capital calculated at internal models, which totaled R$ 22,871. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 164 12/31/2018 12/31/2017 (1) 714,969 660,516 Credit risk (RWA ) CPAD (2) 30,270 32,915 Market risk (RWA ) MINT (3) Operacional risk (RWAP ) 72,833 63,277 OPAD Total risk-weighted assets 818,072 756,708 (1) Portion related to exposures to credit risk, calculated using the standardized approach; (2) Portion related to capital required for market risk, composed of the maximum between the internal model and 80% of the standardized model, regulated by BACEN Circulars 3,646 and 3,674; (3) Portion related to capital required for operational risk, calculated based on the standardized approach. The tables below present the breakdown of credit, market and operational risk weighted assets, respectively. a) Credit Risk Exposure Weighted by Credit Risk (RWA ) CPAD 12/31/2018 12/31/2017 Exposure Weighted by Credit Risk (RWA ) 714,969 660,516 CPAD Marketable securities 40,276 45,629 Loan Operations - Retail 124,356 114,141 Loan Operations - Non-Retail 256,958 240,816 Joint Liabilities - Retail 140 172 Joint Liabilities - Non-Retail 43,288 45,405 Loan Commitments - Retail 33,871 31,058 Loan Commitments - Non-Retail 10,673 9,017 Derivatives – Future potential gain 4,193 5,457 Agency Transition 3,330 - Other exposures 197,884 168,821 b) Market Risk (1) 12/31/2017 12/31/2018 Market Risk Weighted Assets - Standard Aproach (RWA ) 37,838 32,893 MPAD Operations subject to interest rate variations 30,286 31,076 Fixed rate denominated in reais 2,026 6,119 Foreign exchange coupons 19,633 17,153 Price index coupon 8,627 7,804 Operations subject to commodity price variation 389 361 Operations subject to stock price variation 362 239 Operations subject to risk exposures in gold, foreign currency and foreign exchange 6,801 1,217 variation (1) Minimum Market Risk Weighted Assets - Standard Aproach (RWA ) (a) 30,270 26,314 MPAD Market Risk Weighted Assets calculated based on internal methodology (b) 22,871 32,915 Reduction of Market Risk Weighted Assets due to Internal Models Aproach (7,568) - Market Risk Weighted Assets (RWA ) - maximum of (a) and (b) 30,270 32,915 MINT (1) Calculated based on internal models, with maximum saving possibility of 20% of the standard model. At December 31, 2018, RWAMINT totaled R$ 30,270, which corresponds to 80% of RWAMPAD, higher than the capital calculated at internal models, which totaled R$ 22,871. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 164

c) Operational Risk 12/31/2018 12/31/2017 Operational Risk-Weighted Assets (RWA ) 72,833 63,277 OPAD 11,870 Retail 12,822 Commercial 26,214 24,857 Corporate finance 2,697 2,663 Negotiation and sales 11,736 7,434 Payments and settlement 8,282 7,532 Financial agent services 3,893 4,343 Asset management 6,715 5,010 Retail brokerage 24 18 IV - Capital Adequacy The Board of Directors is the body responsible for approving the capital management institutional policy and guidelines for the capitalization level of ITAÚ UNIBANCO HOLDING. The Board is also responsible for the full approval of the ICAAP (Internal Capital Adequacy Assessment Process) report, which purpose is to assess the capital adequacy of ITAÚ UNIBANCO HOLDING. The result of the last ICAAP – conducted for the base date December 2017 – indicated that ITAÚ UNIBANCO HOLDING has, in addition to capital to face all material risks, a significant capital surplus, thus assuring the institution’s equity soundness. In order to ensure the soundness of ITAÚ UNIBANCO HOLDING and the availability of capital to support business growth, ITAÚ UNIBANCO HOLDING maintains PR levels above the minimum level required to face risks, as evidenced by the Common Equity, Tier I Capital and Basel ratios. The Basel Ratio reached 18% on December 31, 2018, with a reduction of 0.8 percentage points in relation to December 31, 2017, mainly due to the payment of additional dividends related to the 2017 net income. Additionally, ITAÚ UNIBANCO HOLDING has a surplus in relation to the minimum Referential Equity required in the amount of R$ 76,469 million, higher than the ACP of R$ 19,429 million, widely covered by the available capital. 12/31/2018 12/31/2017 Amount Ratio Amount Ratio Required Current Required Current Required Current Required Current Common Equity Tier I 36,813 123,358 4.5% 15.1% 34,052 122,396 4.5% 16.2% Additional Tier I Capital - 7,796 - - - 57 - - Tier I (Common Equity Tier I + Additional Tier I Capital) 49,084 131,154 6.0% 16.0% 45,402 122,453 6.0% 16.2% Tier II - 15,874 - - - 19,799 - - Referential Equity (Tier I + Tier II) 70,559 147,028 8.625% 18.0% 69,995 142,252 9.25% 18.8% Amount Required for Additional Common Equity Tier I (ACP) 19,429 2.375% 11,351 1.5% The fixed assets ratio shows the commitment percentage of adjusted Referential Equity with adjusted permanent assets. ITAÚ UNIBANCO HOLDING falls within the maximum limit of 50% of adjusted RE, established by BACEN. At 12/31/2018 , fixed assets ratio reached 25.9%, showing a surplus of R$ 35,447 million. Further details on Risk and Capital Management of ITAÚ UNIBANCO HOLDING and indicators of the Global Systemic Importance Index, which are not included in the financial statements, may be viewed on www.itau.com.br/relacoes-com-investidores “Reports”/ Pillar 3 and Global Systemically Important Banks. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 165 c) Operational Risk 12/31/2018 12/31/2017 Operational Risk-Weighted Assets (RWA ) 72,833 63,277 OPAD 11,870 Retail 12,822 Commercial 26,214 24,857 Corporate finance 2,697 2,663 Negotiation and sales 11,736 7,434 Payments and settlement 8,282 7,532 Financial agent services 3,893 4,343 Asset management 6,715 5,010 Retail brokerage 24 18 IV - Capital Adequacy The Board of Directors is the body responsible for approving the capital management institutional policy and guidelines for the capitalization level of ITAÚ UNIBANCO HOLDING. The Board is also responsible for the full approval of the ICAAP (Internal Capital Adequacy Assessment Process) report, which purpose is to assess the capital adequacy of ITAÚ UNIBANCO HOLDING. The result of the last ICAAP – conducted for the base date December 2017 – indicated that ITAÚ UNIBANCO HOLDING has, in addition to capital to face all material risks, a significant capital surplus, thus assuring the institution’s equity soundness. In order to ensure the soundness of ITAÚ UNIBANCO HOLDING and the availability of capital to support business growth, ITAÚ UNIBANCO HOLDING maintains PR levels above the minimum level required to face risks, as evidenced by the Common Equity, Tier I Capital and Basel ratios. The Basel Ratio reached 18% on December 31, 2018, with a reduction of 0.8 percentage points in relation to December 31, 2017, mainly due to the payment of additional dividends related to the 2017 net income. Additionally, ITAÚ UNIBANCO HOLDING has a surplus in relation to the minimum Referential Equity required in the amount of R$ 76,469 million, higher than the ACP of R$ 19,429 million, widely covered by the available capital. 12/31/2018 12/31/2017 Amount Ratio Amount Ratio Required Current Required Current Required Current Required Current Common Equity Tier I 36,813 123,358 4.5% 15.1% 34,052 122,396 4.5% 16.2% Additional Tier I Capital - 7,796 - - - 57 - - Tier I (Common Equity Tier I + Additional Tier I Capital) 49,084 131,154 6.0% 16.0% 45,402 122,453 6.0% 16.2% Tier II - 15,874 - - - 19,799 - - Referential Equity (Tier I + Tier II) 70,559 147,028 8.625% 18.0% 69,995 142,252 9.25% 18.8% Amount Required for Additional Common Equity Tier I (ACP) 19,429 2.375% 11,351 1.5% The fixed assets ratio shows the commitment percentage of adjusted Referential Equity with adjusted permanent assets. ITAÚ UNIBANCO HOLDING falls within the maximum limit of 50% of adjusted RE, established by BACEN. At 12/31/2018 , fixed assets ratio reached 25.9%, showing a surplus of R$ 35,447 million. Further details on Risk and Capital Management of ITAÚ UNIBANCO HOLDING and indicators of the Global Systemic Importance Index, which are not included in the financial statements, may be viewed on www.itau.com.br/relacoes-com-investidores “Reports”/ Pillar 3 and Global Systemically Important Banks. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 165

V - Stress testing The stress test is a process of simulation of extreme economic and market conditions in the institution’s results and capital. The institution has conducted this test since 2010 aiming at assessing its solvency in plausible scenarios of a systemic crisis, as well as at identifying areas that are more susceptible to the impact of stress, and that can be subject to risk mitigation. To perform the test, macroeconomic variables for each stress scenario are estimated by the economic research department. The scenarios are established considering their relevance to the bank’s result, and the probability of occurrence, and they are submitted to the approval of the Board of Directors on an annual basis. Projections of macroeconomic variables (GDP, benchmark interest rate and inflation) and of the credit market (fundraising, loans, default rate, spread and fees) for these scenarios are generated based on exogenous shocks or by using models validated by an independent area. These projections affect the budgeted result and balance sheet that then change the risk-weighted assets and capital and liquidity ratios. The stress test is also an integral part of ICAAP, with the main purpose of assessing whether, even in severe adverse conditions, the institution would have appropriate capital levels, not impacting the development of its activities. This information allows to identify potential factors of risks on businesses, supporting the Board of Directors’ strategic decisions, the budgetary process and discussions on credit granting policies, in addition to being used as input for risk appetite metrics. Further details on Risk and Capital Management of ITAÚ UNIBANCO HOLDING and indicators of the Global Systemic Importance Index, which are not included in the financial statements, may be viewed on www.itau.com.br/investor-relations, section “Reports”/ Pillar 3 and Global Systemically Important Banks. VI – Leverage Ratio The Leverage Ratio is defined as the rate between Capital Tier I and Total Exposure, calculated pursuant to BACEN Circular 3,748, of February 27, 2015. The purpose of this ratio is to be a simple measure of leverage not sensitive to risk, thus it does not consider weighting or mitigation factors. According to instructions provided by BACEN Circular Letter 3,706, of May 5, 2015, since October 2015, ITAÚ UNIBANCO HOLDING has sent the Leverage Ratio to BACEN, in accordance with Basel recommendations, and the basis was established as the ratio behavior observation period since its implementation in 2011 until 2017. More information on the composition of the Leverage Ratio, which are not part of its financial statements, is available at www.itau.com.br/investors-relations, “Reports” / Pillar 3 and Global Systemically Important Banks. d) Management Risks of insurance and private pension I – Management Structure, roles and responsibilities In line with good national and international practices, ITAÚ UNIBANCO HOLDING has a risk management structure that ensures that the risks arising from insurance, pension plan and capitalization products are properly reported to the proper bodies. The management process of insurance, pension plan and capitalization risks is independent and focused on the specifics of each risk. ITAÚ UNIBANCO HOLDING has specific committees to define the management of funds from the technical reserves for insurance and private pension, issue guidelines for managing these funds with the objective of achieving long term return, and define evaluation models, risk limits and strategies on allocation of funds to defined financial assets. Such committees are comprised not only of executives and those directly responsible for the business management process, but also for an equal number of professionals that head up or coordinate the commercial and financial areas. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 166 V - Stress testing The stress test is a process of simulation of extreme economic and market conditions in the institution’s results and capital. The institution has conducted this test since 2010 aiming at assessing its solvency in plausible scenarios of a systemic crisis, as well as at identifying areas that are more susceptible to the impact of stress, and that can be subject to risk mitigation. To perform the test, macroeconomic variables for each stress scenario are estimated by the economic research department. The scenarios are established considering their relevance to the bank’s result, and the probability of occurrence, and they are submitted to the approval of the Board of Directors on an annual basis. Projections of macroeconomic variables (GDP, benchmark interest rate and inflation) and of the credit market (fundraising, loans, default rate, spread and fees) for these scenarios are generated based on exogenous shocks or by using models validated by an independent area. These projections affect the budgeted result and balance sheet that then change the risk-weighted assets and capital and liquidity ratios. The stress test is also an integral part of ICAAP, with the main purpose of assessing whether, even in severe adverse conditions, the institution would have appropriate capital levels, not impacting the development of its activities. This information allows to identify potential factors of risks on businesses, supporting the Board of Directors’ strategic decisions, the budgetary process and discussions on credit granting policies, in addition to being used as input for risk appetite metrics. Further details on Risk and Capital Management of ITAÚ UNIBANCO HOLDING and indicators of the Global Systemic Importance Index, which are not included in the financial statements, may be viewed on www.itau.com.br/investor-relations, section “Reports”/ Pillar 3 and Global Systemically Important Banks. VI – Leverage Ratio The Leverage Ratio is defined as the rate between Capital Tier I and Total Exposure, calculated pursuant to BACEN Circular 3,748, of February 27, 2015. The purpose of this ratio is to be a simple measure of leverage not sensitive to risk, thus it does not consider weighting or mitigation factors. According to instructions provided by BACEN Circular Letter 3,706, of May 5, 2015, since October 2015, ITAÚ UNIBANCO HOLDING has sent the Leverage Ratio to BACEN, in accordance with Basel recommendations, and the basis was established as the ratio behavior observation period since its implementation in 2011 until 2017. More information on the composition of the Leverage Ratio, which are not part of its financial statements, is available at www.itau.com.br/investors-relations, “Reports” / Pillar 3 and Global Systemically Important Banks. d) Management Risks of insurance and private pension I – Management Structure, roles and responsibilities In line with good national and international practices, ITAÚ UNIBANCO HOLDING has a risk management structure that ensures that the risks arising from insurance, pension plan and capitalization products are properly reported to the proper bodies. The management process of insurance, pension plan and capitalization risks is independent and focused on the specifics of each risk. ITAÚ UNIBANCO HOLDING has specific committees to define the management of funds from the technical reserves for insurance and private pension, issue guidelines for managing these funds with the objective of achieving long term return, and define evaluation models, risk limits and strategies on allocation of funds to defined financial assets. Such committees are comprised not only of executives and those directly responsible for the business management process, but also for an equal number of professionals that head up or coordinate the commercial and financial areas. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 166

II – Risks of Insurance and Private Pension ITAÚ UNIBANCO HOLDING offers its products to clients through bancassurance or direct distribution. Life, accident, credit life and multiple peril insurance products are mainly distributed by bancassurance operation. Life insurance and pension plans are, in general, medium or long-lived products and the main risks involved in the business may be classified as biometric risk, financial and behaviorall. · Biometric risk relates to: i) more than expected increase in life expectancies for products with survivorship coverage (mostly pension plans); and ii) more than expected decrease in mortality rates for products with survivorship coverage (mostly life insurance). · Financial risk: is inherent in the underwriting risk of products that offer a financial guarantee pre- established in an agreement, and this risk is considered insurance risk · Behavioral risk relates to a more than expected increase in the rates of conversion into annuity income, resulting in increased payments of retirement benefits. The estimated actuarial assumptions are based on the historical evaluation of ITAÚ UNIBANCO HOLDING, on benchmarks and the experience of the actuaries. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 167 II – Risks of Insurance and Private Pension ITAÚ UNIBANCO HOLDING offers its products to clients through bancassurance or direct distribution. Life, accident, credit life and multiple peril insurance products are mainly distributed by bancassurance operation. Life insurance and pension plans are, in general, medium or long-lived products and the main risks involved in the business may be classified as biometric risk, financial and behaviorall. · Biometric risk relates to: i) more than expected increase in life expectancies for products with survivorship coverage (mostly pension plans); and ii) more than expected decrease in mortality rates for products with survivorship coverage (mostly life insurance). · Financial risk: is inherent in the underwriting risk of products that offer a financial guarantee pre- established in an agreement, and this risk is considered insurance risk · Behavioral risk relates to a more than expected increase in the rates of conversion into annuity income, resulting in increased payments of retirement benefits. The estimated actuarial assumptions are based on the historical evaluation of ITAÚ UNIBANCO HOLDING, on benchmarks and the experience of the actuaries. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 167

a) Effect of changes on actuarial assumptions To measure the effects of changes in the key actuarial assumptions, sensitivity tests were conducted in the amounts of current estimates of future liability cash flows. The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders’ equity at the balance sheet date. This type of analysis is usually conducted under the ceteris paribus condition, in which the sensitivity of a system is measured when one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below: (1) Impact in Results and Stockholders’ Equity (2) 12/31/2017 12/31/2018 Sensitivity analysis Insurance Net Insurance Net of Private Pension Private Pension of reinsurance reinsurance Mortality Rates 5% increase 15 (1) 24 - 5% decrease (16) (1) (25) (1) Risk-free Interest Rates 0.1% increase 30 8 26 5 0.1% decrease (44) (8) (27) (5) Conversion in Income Rates 5% increase (14) - (13) - 5% decrease 14 - 13 - Claims 5% increase - (37) - (36) 5% decrease - 37 - 36 (1) Amounts net of tax effects. (2) The amounts shown in the tables express the position at 12/31/2018, since the actuarial calculations are made semi-annually. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 168 a) Effect of changes on actuarial assumptions To measure the effects of changes in the key actuarial assumptions, sensitivity tests were conducted in the amounts of current estimates of future liability cash flows. The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders’ equity at the balance sheet date. This type of analysis is usually conducted under the ceteris paribus condition, in which the sensitivity of a system is measured when one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below: (1) Impact in Results and Stockholders’ Equity (2) 12/31/2017 12/31/2018 Sensitivity analysis Insurance Net Insurance Net of Private Pension Private Pension of reinsurance reinsurance Mortality Rates 5% increase 15 (1) 24 - 5% decrease (16) (1) (25) (1) Risk-free Interest Rates 0.1% increase 30 8 26 5 0.1% decrease (44) (8) (27) (5) Conversion in Income Rates 5% increase (14) - (13) - 5% decrease 14 - 13 - Claims 5% increase - (37) - (36) 5% decrease - 37 - 36 (1) Amounts net of tax effects. (2) The amounts shown in the tables express the position at 12/31/2018, since the actuarial calculations are made semi-annually. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 168

b) Risk concentration For ITAÚ UNIBANCO HOLDING, there is no product concentration in relation to insurance premiums, reducing the risk of product concentration and distribution channels. At December 31, 2017, the production of DPVAT arises from interests that ITAÚ UNIBANCO HOLDING’s insurance companies hold in Seguradora Líder dos Consórcios de DPVAT. 01/01 to 12/31/2018 01/01 to 12/31/2017 01/01 to 12/31/2016 Insurance Retained Retention Insurance Retained Retention Insurance Retained Retention premiums premium (%) premiums premium (%) premiums premium (%) Property and casualty Mandatory personal injury caused by motor vehicle (DPVAT) - - 0.0 24 24 100.0 37 37 100.0 Extended warranty - - 0.0 - - 0.0 112 112 100.0 Individuals Group accident insurance 690 689 99.9 667 666 99.8 780 776 99.5 Individual accident 275 280 101.8 290 289 99.8 224 212 94.8 Credit life 881 879 99.8 623 621 99.7 570 570 100.0 Group life 934 937 100.3 1,001 990 98.9 1,278 1,234 96.5 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 169 b) Risk concentration For ITAÚ UNIBANCO HOLDING, there is no product concentration in relation to insurance premiums, reducing the risk of product concentration and distribution channels. At December 31, 2017, the production of DPVAT arises from interests that ITAÚ UNIBANCO HOLDING’s insurance companies hold in Seguradora Líder dos Consórcios de DPVAT. 01/01 to 12/31/2018 01/01 to 12/31/2017 01/01 to 12/31/2016 Insurance Retained Retention Insurance Retained Retention Insurance Retained Retention premiums premium (%) premiums premium (%) premiums premium (%) Property and casualty Mandatory personal injury caused by motor vehicle (DPVAT) - - 0.0 24 24 100.0 37 37 100.0 Extended warranty - - 0.0 - - 0.0 112 112 100.0 Individuals Group accident insurance 690 689 99.9 667 666 99.8 780 776 99.5 Individual accident 275 280 101.8 290 289 99.8 224 212 94.8 Credit life 881 879 99.8 623 621 99.7 570 570 100.0 Group life 934 937 100.3 1,001 990 98.9 1,278 1,234 96.5 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 169

III) Market, credit and liquidity risk a) Market risk Market risk is analyzed, in relation to insurance operations, based on the following metrics and sensitivity and loss control measures: Value at Risk (VaR), Losses in Stress Scenarios (Stress Test), Sensitivity (DV01- Delta Variation) and Concentration. In the table, the sensitivity analysis (DV01 – Delta Variation) is presented in relation to insurance operations that demonstrate the impact on the cash flows market value when submitted to a 1 annual basis point increase in the current interest rates or index rate and 1 percentage point in the share price and currency. 0 12/31/2018 12/31/2017 Class Account Account DV01 DV01 balance balance Government securities NTN-C 5,096 (2.70) 4,936 (2.87) NTN-B 6,091 (7.17) 5,343 (6.78) LTN - - 279 (0.09) Private securities Indexed to IPCA 259 (0.06) 336 (0.10) Indexed to PRE 10 - 31 - Floating assets 4,085 - 5,132 Under agreements to resell 5,575 - 6,856 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 170 III) Market, credit and liquidity risk a) Market risk Market risk is analyzed, in relation to insurance operations, based on the following metrics and sensitivity and loss control measures: Value at Risk (VaR), Losses in Stress Scenarios (Stress Test), Sensitivity (DV01- Delta Variation) and Concentration. In the table, the sensitivity analysis (DV01 – Delta Variation) is presented in relation to insurance operations that demonstrate the impact on the cash flows market value when submitted to a 1 annual basis point increase in the current interest rates or index rate and 1 percentage point in the share price and currency. 0 12/31/2018 12/31/2017 Class Account Account DV01 DV01 balance balance Government securities NTN-C 5,096 (2.70) 4,936 (2.87) NTN-B 6,091 (7.17) 5,343 (6.78) LTN - - 279 (0.09) Private securities Indexed to IPCA 259 (0.06) 336 (0.10) Indexed to PRE 10 - 31 - Floating assets 4,085 - 5,132 Under agreements to resell 5,575 - 6,856 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 170

b) Liquidity Risk Liquidity risk is the risk that ITAÚ UNIBANCO HOLDING may have insufficient net funds available to honor its current obligations at a given moment. The liquidity risk is managed, for insurance operation, continuously based on the monitoring of payment flows related to its liabilities vis a vis the inflows generated by its operations and financial assets portfolio. Financial assets are managed in order to optimize the risk-return ratio of investments, considering, on a careful basis, the characteristics of their liabilities. The risk integrated control considers the concentration limits by issuer and credit risk, sensitivities and market risk limits and control over asset liquidity risk. Thus, investments are concentrated in government and private securities with good credit quality in active and liquid markets, keeping a considerable amount invested in short- term assets, available on demand, to cover regular needs and any liquidity contingencies. Additionally, ITAÚ UNIBANCO HOLDING constantly monitors the solvency conditions of its insurance operations. Liabilities Assets 12/31/2018 12/31/2017 Liabilities Liabilities Assets Liabilities Liabilities Assets (1) (2) (2) (1) (2) (2) Insurance operations Backing asset amounts DU DU amounts DU DU Unearned premiums LFT, repurchase agreements, NTN-B, CDB, LF and debentures 2,111 56.7 12.6 1,882 24.7 12.0 48.0 18.5 20.4 18.3 IBNR, PDR e PSL LFT, repurchase agreements, NTN-B, CDB, LF and debentures 927 985 Other provisions LFT, repurchase agreements, NTN-B, CDB, LF and debentures 562 99.2 32.3 565 70.6 26.2 Subtotal Subtotal 3,600 3,432 Pension plan, VGBL and individual life operations Related expenses LFT, repurchase agreements, NTN-B, CDB, LF and debentures 98 128.4 75.9 95 116.8 78.9 Unearned premiums LFT, repurchase agreements, NTN-B, CDB and debentures 13 - 11.0 16 - 9.7 Unsettled claims LFT, repurchase agreements, NTN-B, CDB and debentures 43 - 11.0 37 - 9.8 15.4 11.0 17.0 9.7 IBNR LFT, repurchase agreements, NTN-B, CDB and debentures 25 28 Redemptions and Other Unsettled Amounts LFT, repurchase agreements, NTN-B, CDB and debentures 310 - 11.0 275 - 9.8 Mathematical reserve for benefits granted LFT, repurchase agreements, LTN, NTN-B, NTN-C, NTN-F, CDB, LF and debentures 2,820 120.4 71.4 2,404 116.8 79.1 (3) Mathematical reserve for benefits to be granted – PGBL/ VGBL LFT, repurchase agreements, LTN, NTN-B, NTN-C, NTN-F, CDB, LF and debentures 187,908 182.0 28.2 169,149 197.2 38.9 Mathematical reserve for benefits to be granted – traditional LFT, repurchase agreements, NTN-B, NTN-C, debentures 4,815 209.0 91.7 4,454 - 95.1 Other provisions LFT, repurchase agreements, NTN-B, NTN-C, CDB, LF and debentures 948 165.5 91.7 737 116.8 95.1 Financial surplus LFT, repurchase agreements, NTN-B, NTN-C, CDB, LF and debentures 607 208.8 91.5 605 116.8 95.0 Subtotal Subtotal 197,587 177,800 Total technical reserves Total backing assets 201,187 181,232 (1) Gross amounts of Credit Rights, Escrow Deposits and Reinsurance. (2) DU = Duration in months. (3) Excluding PGBL / VGBL reserves allocated in variable income. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 171 b) Liquidity Risk Liquidity risk is the risk that ITAÚ UNIBANCO HOLDING may have insufficient net funds available to honor its current obligations at a given moment. The liquidity risk is managed, for insurance operation, continuously based on the monitoring of payment flows related to its liabilities vis a vis the inflows generated by its operations and financial assets portfolio. Financial assets are managed in order to optimize the risk-return ratio of investments, considering, on a careful basis, the characteristics of their liabilities. The risk integrated control considers the concentration limits by issuer and credit risk, sensitivities and market risk limits and control over asset liquidity risk. Thus, investments are concentrated in government and private securities with good credit quality in active and liquid markets, keeping a considerable amount invested in short- term assets, available on demand, to cover regular needs and any liquidity contingencies. Additionally, ITAÚ UNIBANCO HOLDING constantly monitors the solvency conditions of its insurance operations. Liabilities Assets 12/31/2018 12/31/2017 Liabilities Liabilities Assets Liabilities Liabilities Assets (1) (2) (2) (1) (2) (2) Insurance operations Backing asset amounts DU DU amounts DU DU Unearned premiums LFT, repurchase agreements, NTN-B, CDB, LF and debentures 2,111 56.7 12.6 1,882 24.7 12.0 48.0 18.5 20.4 18.3 IBNR, PDR e PSL LFT, repurchase agreements, NTN-B, CDB, LF and debentures 927 985 Other provisions LFT, repurchase agreements, NTN-B, CDB, LF and debentures 562 99.2 32.3 565 70.6 26.2 Subtotal Subtotal 3,600 3,432 Pension plan, VGBL and individual life operations Related expenses LFT, repurchase agreements, NTN-B, CDB, LF and debentures 98 128.4 75.9 95 116.8 78.9 Unearned premiums LFT, repurchase agreements, NTN-B, CDB and debentures 13 - 11.0 16 - 9.7 Unsettled claims LFT, repurchase agreements, NTN-B, CDB and debentures 43 - 11.0 37 - 9.8 15.4 11.0 17.0 9.7 IBNR LFT, repurchase agreements, NTN-B, CDB and debentures 25 28 Redemptions and Other Unsettled Amounts LFT, repurchase agreements, NTN-B, CDB and debentures 310 - 11.0 275 - 9.8 Mathematical reserve for benefits granted LFT, repurchase agreements, LTN, NTN-B, NTN-C, NTN-F, CDB, LF and debentures 2,820 120.4 71.4 2,404 116.8 79.1 (3) Mathematical reserve for benefits to be granted – PGBL/ VGBL LFT, repurchase agreements, LTN, NTN-B, NTN-C, NTN-F, CDB, LF and debentures 187,908 182.0 28.2 169,149 197.2 38.9 Mathematical reserve for benefits to be granted – traditional LFT, repurchase agreements, NTN-B, NTN-C, debentures 4,815 209.0 91.7 4,454 - 95.1 Other provisions LFT, repurchase agreements, NTN-B, NTN-C, CDB, LF and debentures 948 165.5 91.7 737 116.8 95.1 Financial surplus LFT, repurchase agreements, NTN-B, NTN-C, CDB, LF and debentures 607 208.8 91.5 605 116.8 95.0 Subtotal Subtotal 197,587 177,800 Total technical reserves Total backing assets 201,187 181,232 (1) Gross amounts of Credit Rights, Escrow Deposits and Reinsurance. (2) DU = Duration in months. (3) Excluding PGBL / VGBL reserves allocated in variable income. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 171

c) Credit Risk I - Reinsurers Reinsurance operations are controlled through an internal policy, in compliance with the provisions of regulatory authority of reinsurers with which ITAÚ UNIBANCO HOLDING operates. We present below the division of risks granted by the ITAÚ UNIBANCO HOLDING’s insurance companies to reinsurance companies: - Insurance Operations: reinsurance premiums operations are basically represented by: IRB Brasil Resseguros with 78.13% (45.07% at 12/31/2017) and Munich Re do Brasil with 5.08% (53.80% at 12/31/2017). - Social Security Operations: related to reinsurance premiums are entirely represented by Austral with 40%, General Reinsurance 30% and IRB Brasil Resseguros with 30%. At 12/31/2017 reinsurance premiums were entirely represented by Munich Re do Brasil with 70% and General Reinsurance AG with 30%. II – Premiums Receivable ITAÚ UNIBANCO HOLDING considers the credit risk arising from past-due premiums immaterial, since cases with coverage payment in default may be canceled, pursuant to Brazilian regulation. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 172 c) Credit Risk I - Reinsurers Reinsurance operations are controlled through an internal policy, in compliance with the provisions of regulatory authority of reinsurers with which ITAÚ UNIBANCO HOLDING operates. We present below the division of risks granted by the ITAÚ UNIBANCO HOLDING’s insurance companies to reinsurance companies: - Insurance Operations: reinsurance premiums operations are basically represented by: IRB Brasil Resseguros with 78.13% (45.07% at 12/31/2017) and Munich Re do Brasil with 5.08% (53.80% at 12/31/2017). - Social Security Operations: related to reinsurance premiums are entirely represented by Austral with 40%, General Reinsurance 30% and IRB Brasil Resseguros with 30%. At 12/31/2017 reinsurance premiums were entirely represented by Munich Re do Brasil with 70% and General Reinsurance AG with 30%. II – Premiums Receivable ITAÚ UNIBANCO HOLDING considers the credit risk arising from past-due premiums immaterial, since cases with coverage payment in default may be canceled, pursuant to Brazilian regulation. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 172

III - Risk level of financial assets The table below shows insurance financial assets, individually evaluated, classified by rating: 12/31/2018 Financial Assets at Amortized Cost Financial assets at Interbank deposits and securities purchased Internal rating Securities fair value through Total under agreements to resell profit or loss (*) Lower risk 8,247 28,969 179,771 216,987 Satisfactory - - 2 2 Higher Risk - - - - Total 8,247 28,969 179,773 216,989% 3.8 13.3 82.9 100.0 (*) Includes Derivatives in the amount of R$ 449 million. 12/31/2017 Financial Assets at Amortized Cost Financial assets at Interbank deposits and securities purchased Internal rating Securities fair value through Total under agreements to resell profit or loss (*) Lower risk 7,558 27,719 168,006 203,283 Satisfactory - - 4 4 Higher Risk - - 25 25 Total 7,558 27,719 168,035 203,312% 3.5 13.9 82.6 100.0 (*) Includes Derivatives in the amount of R$ 194 million. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 173 III - Risk level of financial assets The table below shows insurance financial assets, individually evaluated, classified by rating: 12/31/2018 Financial Assets at Amortized Cost Financial assets at Interbank deposits and securities purchased Internal rating Securities fair value through Total under agreements to resell profit or loss (*) Lower risk 8,247 28,969 179,771 216,987 Satisfactory - - 2 2 Higher Risk - - - - Total 8,247 28,969 179,773 216,989% 3.8 13.3 82.9 100.0 (*) Includes Derivatives in the amount of R$ 449 million. 12/31/2017 Financial Assets at Amortized Cost Financial assets at Interbank deposits and securities purchased Internal rating Securities fair value through Total under agreements to resell profit or loss (*) Lower risk 7,558 27,719 168,006 203,283 Satisfactory - - 4 4 Higher Risk - - 25 25 Total 7,558 27,719 168,035 203,312% 3.5 13.9 82.6 100.0 (*) Includes Derivatives in the amount of R$ 194 million. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 173

Note 33 – Supplementary information a) Acquisition of minority interest in Edenred Participações S.A. On September 4, 2018, ITAÚ UNIBANCO HOLDING, through its controlled company ITAÚ UNIBANCO, entered into, with Edenred Participações S.A. (EDENRED) a strategic partnership in the benefit market to workers governed mainly by PAT – Worker’s Meal Program. EDENRED is controlled by Ticket Serviços S.A. (TICKET) in Brazil. The strategic partnership will enable ITAÚ UNIBANCO to add the benefits issued by TICKET to its current offer of products and services focused on clients of wholesale, medium, micro and small companies segments. In addition, ITAÚ UNIBANCO will make a minority investment of 11% in TICKET, through a capital increase with contribution of (i) cash, equivalent to said interest in the company's equity value, and (ii) right to exclusive distribution of Ticket Restaurante, Ticket Alimentação, Ticket Cultura and Ticket Transporte products to the Bank’s legal entities base during the partnership term. TICKET will continue distributing its products through other commercial agreements and will continue under EDENRED’s control and management. The effective acquisitions and financial settlements will occur after the required regulatory approvals. Note 34 - Subsequent Event Issuance Perpetual Subordinated Financial In January 2019, ITAÚ UNIBANCO HOLDING issued R$ 3.05 billion in Perpetual Subordinated Financial bills, in private negotiations with professional investors. The Financial Bills have repurchase option as from 2024, in addition to being eligible to compose the Supplementary Capital of Referential Equity of ITAÚ UNIBANCO HOLDING CONSOLIDATED, with an estimated impact of 0.4 p.p. in its Tier I Capitalization ratio. Both the repurchase and composition of capital are subject to authorization of the Central Bank of Brazil. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 174 Note 33 – Supplementary information a) Acquisition of minority interest in Edenred Participações S.A. On September 4, 2018, ITAÚ UNIBANCO HOLDING, through its controlled company ITAÚ UNIBANCO, entered into, with Edenred Participações S.A. (EDENRED) a strategic partnership in the benefit market to workers governed mainly by PAT – Worker’s Meal Program. EDENRED is controlled by Ticket Serviços S.A. (TICKET) in Brazil. The strategic partnership will enable ITAÚ UNIBANCO to add the benefits issued by TICKET to its current offer of products and services focused on clients of wholesale, medium, micro and small companies segments. In addition, ITAÚ UNIBANCO will make a minority investment of 11% in TICKET, through a capital increase with contribution of (i) cash, equivalent to said interest in the company's equity value, and (ii) right to exclusive distribution of Ticket Restaurante, Ticket Alimentação, Ticket Cultura and Ticket Transporte products to the Bank’s legal entities base during the partnership term. TICKET will continue distributing its products through other commercial agreements and will continue under EDENRED’s control and management. The effective acquisitions and financial settlements will occur after the required regulatory approvals. Note 34 - Subsequent Event Issuance Perpetual Subordinated Financial In January 2019, ITAÚ UNIBANCO HOLDING issued R$ 3.05 billion in Perpetual Subordinated Financial bills, in private negotiations with professional investors. The Financial Bills have repurchase option as from 2024, in addition to being eligible to compose the Supplementary Capital of Referential Equity of ITAÚ UNIBANCO HOLDING CONSOLIDATED, with an estimated impact of 0.4 p.p. in its Tier I Capitalization ratio. Both the repurchase and composition of capital are subject to authorization of the Central Bank of Brazil. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 174